As filed with the Securities and Exchange Commission on April 27, 2018
Securities Act File No. 333-215285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☐   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐   Pre-effective Amendment
☒   Post-effective Amendment No. 4

GOLUB CAPITAL BDC, INC.
(Exact Name of Registrant as Specified in Charter)

666 Fifth Avenue
18th Floor
New York, NY 10103
(Address of Principal Executive Offices)
(212) 750-6060
(Registrant’s Telephone Number, Including Area Code)
David B. Golub
Golub Capital BDC, Inc.
666 Fifth Avenue
18th Floor
New York, NY 10103
(Name and Address of Agent for Service)

Copies to:
Thomas J. Friedmann
David J. Harris
William J. Tuttle
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110-2605
(617) 728-7100

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box):
☒ when declared effective pursuant to section 8(c).
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(c), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION            , 2018
$800,000,000
GOLUB CAPITAL BDC, INC.
Common Stock
Preferred Stock
Warrants
Subscription Rights
Debt Securities
We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Our investment objective is to generate current income and capital appreciation by investing primarily in one stop and other senior secured loans of U.S. middle-market companies. We may also selectively invest in second lien and subordinated loans of, and warrants and minority equity securities in U.S. middle-market companies.
GC Advisors LLC serves as our investment adviser. Golub Capital LLC serves as our administrator. GC Advisors LLC and Golub Capital LLC are affiliated with Golub Capital (as defined herein), a leading lender to middle-market companies that has over $20.0 billion of capital under management as of December 31, 2017.
We may offer, from time to time, in one or more offerings or series, together or separately, up to $800,000,000 of our common stock, preferred stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities, which we refer to, collectively, as the “securities.” We may sell our common stock through underwriters or dealers, “at-the-market” to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus. In the event we offer common stock, the offering price per share of our common stock exclusive of any underwriting commissions or discounts will not be less than the net asset value per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our common stockholders and approval of our board of directors or (3) under such circumstances as the Securities and Exchange Commission, or the SEC, may permit. See “Risk Factors” for more information.
Our common stock is traded on The Nasdaq Global Select Market under the symbol “GBDC”. The last reported closing price for our common stock on April 26, 2018 was $17.89 per share. The net asset value of our common stock on December 31, 2017 (the last date prior to the date of this prospectus on which we determined net asset value) was $16.04 per share.
Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering. Investing in our securities involves a high degree of risk. Before buying any securities, you should read the discussion of the material risks of investing in our securities, including the risk of leverage, in “Risk Factors” beginning on page 16 of this prospectus.
This prospectus contains important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. We maintain a website at http://www.golubcapitalbdc.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available on or through our website. You may also obtain such information, free of charge, and make shareholder inquiries by contacting us at 666 Fifth Avenue, 18th Floor, New York, New York 10103, Attention: Investor Relations, or by calling us collect at (212) 750-6060. The SEC also maintains a website at http://www.sec.gov that contains such information.
We generally invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which may be referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. In addition, many of our debt investments have floating interest rates that reset on a periodic basis and typically do not fully pay down principal prior to maturity, which may increase our risk of losing part or all of our investment.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
The date of this prospectus is            , 2018.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.
i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, we may offer from time to time up to $800,000,000 of our common stock, preferred stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities on the terms to be determined at the time of the offering. We may sell our securities through underwriters or dealers, “at-the-market” to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and the prospectus and prospectus supplement will together serve as the prospectus. Please carefully read this prospectus and any prospectus supplement, together with any exhibits, before you make an investment decision. Any exhibits will nonetheless be summarized in the prospectus or applicable prospectus supplement.
ii

PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the more detailed information set forth under “Risk Factors” and the other information included in this prospectus carefully.
Except as otherwise indicated, the terms:
•
“we,” “us,” “our” and “Golub Capital BDC” refer to Golub Capital BDC, Inc., a Delaware corporation, and its consolidated subsidiaries;

•
“Holdings” refers to Golub Capital BDC 2010-1 Holdings LLC, a Delaware limited liability company, or LLC, our direct subsidiary;

•
“2010 Issuer” refers to Golub Capital BDC 2010-1 LLC, a Delaware LLC, our indirect subsidiary;

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“2014 Issuer” refers to Golub Capital BDC CLO 2014 LLC, a Delaware LLC, our direct subsidiary;

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“Controlling Class” refers to the most senior class of notes then outstanding of the 2010 Issuer or the 2014 Issuer, as applicable;

•
“2010 Debt Securitization” refers to the $350.0 million term debt securitization (also known as a collateralized loan obligation, or CLO) that we completed on July 16, 2010 as most recently amended on October 20, 2016, in which the 2010 Issuer issued an aggregate of  $350.0 million of notes, or the 2010 Notes, including $205.0 million of Class A-Refi 2010 Notes, which bear interest at a rate of three-month London Interbank Offered Rate, or LIBOR, plus 1.90%, $10.0 million of Class B-Refi 2010 Notes, which bear interest at a rate of three-month LIBOR plus 2.40% and $135.0 million face amount of Subordinated 2010 Notes that do not bear interest. The 2010 Debt Securitization is a form of secured financing incurred by us, consolidated in our consolidated financial statements and subject to our overall asset coverage requirements;

•
“2014 Debt Securitization” refers to the $402.6 million term debt securitization (also known as a CLO) that we completed on June 5, 2014 as amended on March 23, 2018, in which the 2014 Issuer issued an aggregate of  $402.6 million of notes, or the 2014 Notes, including $191.0 million of Class A-1-R 2014 Notes, which bear interest at a rate of three-month LIBOR plus 0.95%, $20.0 million of Class A-2-R 2014 Notes, which bear interest at a rate of three-month LIBOR plus 0.95%, $35.0 million of Class B-R 2014 Notes, which bear interest at a rate of three-month LIBOR plus 1.40%, $37.5 million of Class C-R 2014 Notes, which bear interest at a rate of three-month LIBOR plus 1.55%, and $119.1 million of LLC equity interests that do not bear interest. The 2014 Debt Securitization is a form of secured financing incurred by us, consolidated in our consolidated financial statements and subject to our overall asset coverage requirements;

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“Funding” refers to Golub Capital BDC Funding, LLC, a Delaware LLC, our direct subsidiary;

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“Credit Facility” refers to the amended and restated senior secured revolving credit facility that Funding originally entered into on July 21, 2011, as most recently amended on December 14, 2017, with Golub Capital BDC, as the transferor and servicer, certain institutional lenders, Wells Fargo Bank, N.A., as the swingline lender, collateral agent, account bank, collateral custodian and administrative agent, that currently allows for borrowing up to $170.0 million, that bears interest at a rate of one-month LIBOR plus 2.15% per annum, and that has a reinvestment period that expires on September 27, 2018 and a stated maturity date of September 28, 2022;

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“Adviser Revolver” refers to the $20.0 million line of credit with GC Advisors;

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“SBIC Funds” refers collectively to our consolidated subsidiaries, GC SBIC IV, L.P ., or SBIC IV, GC SBIC V, L.P., or SBIC V, and GC SBIC VI, L.P., or SBIC VI;

•
“SLF” refers to Senior Loan Fund LLC, an unconsolidated Delaware LLC, in which we co-invest with RGA Reinsurance Company, or RGA, primarily in senior secured loans. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect of SLF must be approved by representatives of each of the members (with unanimous approval required from either
(i) one representative of each of us and RGA or (ii) both representatives of each of us and RGA).

As of December 31, 2017, we owned 87.5% of the outstanding LLC equity interests of SLF. As of December 31, 2017, SLF had LLC equity interest subscriptions from its members totaling $200.0 million. We have committed to fund $175.0 of LLC equity interest subscriptions to SLF;
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“GC Advisors” refers to GC Advisors LLC, a Delaware LLC, our investment adviser;

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“Administrator” refers to Golub Capital LLC, a Delaware LLC, an affiliate of GC Advisors and our administrator; and

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“Golub Capital” refers, collectively, to the activities and operations of Golub Capital Incorporated, Golub Capital LLC (formerly Golub Capital Management LLC), which entity employs all of Golub Capital’s investment professionals, GC Advisors and associated investment funds and their respective affiliates.

Golub Capital BDC
We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, for U.S. federal income tax purposes, we have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We were formed in November 2009 to continue and expand the business of our predecessor, Golub Capital Master Funding LLC, which commenced operations in July 2007. We make investments primarily in one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans and that are often referred to by other middle-market lenders as unitranche loans) and other senior secured loans of middle-market companies that are, in most cases, sponsored by private equity firms. GC Advisors structures our one stop loans as senior secured loans, and we obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of the portfolio company. In many cases, we together with our affiliates are the sole lenders of one stop loans, which can afford us additional influence over the borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
In this prospectus, the term “middle-market” generally refers to companies having earnings before interest, taxes, depreciation and amortization, or EBITDA, of less than $100.0 million annually.
Our investment objective is to generate current income and capital appreciation by investing primarily in one stop and other senior secured loans of U.S. middle-market companies. We may also selectively invest in second lien and subordinated loans of, and warrants and minority equity securities in U.S. middle-market companies. We intend to achieve our investment objective by (1) accessing the established loan origination channels developed by Golub Capital, a leading lender to middle-market companies with over $20.0 billion in capital under management as of December 31, 2017, (2) selecting investments within our core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom Golub Capital has invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.
We seek to create a portfolio that includes primarily one stop and other senior secured loans by primarily investing approximately $5.0 million to $30.0 million of capital, on average, in the securities of U.S. middle-market companies. We may also selectively invest more than $30.0 million in some of our portfolio companies and generally expect that the size of our individual investments will vary proportionately with the size of our capital base.
We generally invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which may be referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. In addition, many of our debt investments have floating interest rates that reset on a periodic basis and typically do not fully pay down principal prior to maturity, which may increase our risk of losing part or all of our investment.

As of December 31, 2017 and September 30, 2017 and 2016, our portfolio at fair value was comprised of the following:
	As of December 31, 2017		As of September 30, 2017		As of September 30, 2016
Investment Type	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments
Senior secured	$193,459	11.2%	$195,029	11.6%	$162,849	9.8%
One stop	1,380,000	80.1	1,334,084	79.2	1,304,467	78.5
Second lien	9,435	0.6	9,434	0.6	27,909	1.7
Subordinated debt	60	0.0*	59	0.0*	1,427	0.1
Subordinated notes in SLF(1)(2)	—	—	—	—	77,301	4.7
LLC equity interests in SLF(2)	91,591	5.3	95,015	5.6	26,927	1.6
Equity	48,827	2.8	51,394	3.0	59,732	3.6
Total	$1,723,372	100.0%	$1,685,015	100.0%	$1,660,612	100.0%

*
Represents an amount less than 0.1%.

(1)
On December 30, 2016, SLF issued a capital call in an aggregate amount of  $89.9 million the proceeds of which were used to redeem in full the outstanding balance on the subordinated notes previously issued by SLF and terminate all remaining subordinated note commitments.

(2)
Proceeds from the subordinated notes and LLC equity interests invested in SLF were utilized by SLF to invest in senior secured loans.

One stop loans include loans to technology companies undergoing strong growth due to new services, increased adoption and/or entry into new markets. We refer to loans to these companies as late stage lending loans. Other targeted characteristics of late stage lending businesses include strong customer revenue retention rates, a diversified customer base and backing from growth equity or venture capital firms. In some cases, the borrower’s high revenue growth is supported by a high level of discretionary spending. As part of the underwriting of such loans and consistent with industry practice, we may adjust our characterization of the earnings of such borrowers for a reduction or elimination of such discretionary expenses, if appropriate. As of December 31, 2017 and September 30, 2017 and 2016, one stop loans included $151.8 million, $138.6 million and $128.4 million, respectively, of late stage lending loans at fair value.
As of December 31, 2017 and September 30, 2017, 2016 and 2015, we had debt and equity investments in 190, 185, 183 and 164 portfolio companies, respectively, and an investment in SLF.
The following table shows the weighted average income yield and weighted average investment income yield of our income producing debt investments, which represented nearly 100% of our debt investments, as well as the total return, based on the change in the quoted market price of our stock and assuming distributions were reinvested in accordance with our dividend reinvestment plan, and the total return based on our average net asset value, in each case for the three months ended December 31, 2017 and 2016 and for the years ended September 30, 2017, 2016 and 2015:
	For the three months ended December 31,		For the years ended September 30,
	2017	2016	2017	2016	2015
Weighted average annualized income yield(1)(2)	7.9%	7.7%	7.8%	7.6%	7.8%
Weighted average annualized investment income yield(1)(3)	8.5%	8.1%	8.4%	8.2%	8.4%
Total return based on average net asset value(4)	8.81%*	8.57%*	9.08%	8.39%	9.19%
Total return based on market value(5)	(1.09)%*	2.24%*	10.23%	25.36%	8.21%

*
Annualized for periods of less than one year.

(1)
For the three months ended December 31, 2017, weighted average annualized income yield and weighted average annualized investment income yield do not reflect interest income from subordinated notes in SLF, which were redeemed on December 30, 2016.

(2)
Represents income from interest, including subordinated notes in SLF, and fees excluding amortization of capitalized fees and discounts divided by the average fair value of earning portfolio company investments, and does not represent a return to any investor in us.

(3)
Represents income from interest, including subordinated notes in SLF, fees and amortization of capitalized fees and discounts divided by the average fair value of earning portfolio investments, and does not represent a return to any investor in us.

(4)
Total return based on average net asset value is calculated as (a) the net increase in net assets resulting from operations divided (b) the daily average of total net assets. Total return does not include sales load.

(5)
Total return based on market value assumes distributions are reinvested in accordance with the dividend reinvestment plan. Total return does not include sales load.

As of December 30, 2017 and September 30, 2017, we and RGA owned 87.5% and 12.5%, respectively, of the LLC equity interests of SLF. As of September 30, 2016, we and RGA owned 87.5% and 12.5%, respectively, of the outstanding subordinated notes issued by SLF. Additionally, as of December 31, 2017, the senior secured revolving credit facility, or, as amended, the SLF Credit Facility, that Senior Loan Fund II LLC, a wholly-owned subsidiary of SLF, or SLF II, entered into with Wells Fargo Securities, LLC, as administrative agent, and Wells Fargo Bank, N.A., as lender, allows SLF II to borrow up to $200.0 million subject to leverage and borrowing base restrictions. The reinvestment period of the SLF Credit Facility ends August 29, 2018, and the stated maturity date is August 30, 2022. As of December 31, 2017 and September 30, 2017 and 2016, SLF II had outstanding debt under the SLF Credit Facility of $180.2 million, $197.7 million and $214.1 million, respectively. As of December 31, 2017 and September 30, 2017 and 2016, SLF had LLC equity commitments from its members totaling $200.0 million, $200.0 million and $40.0 million, respectively, of which approximately $106.6 million, $111.4 million and $35.8 million was called and contributed as of December 31, 2017 and September 30, 2017 and 2016, respectively. As of September 30, 2016, SLF had subordinated note commitments from its members totaling $160.0 million, of which approximately $88.3 million in aggregate principal amount was funded as of September 30, 2016. Our investment in SLF is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets.
Our Adviser
Our investment activities are managed by our investment adviser, GC Advisors. GC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. GC Advisors was organized in September 2008 and is a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Under our amended and restated investment advisory agreement, or the Investment Advisory Agreement, with GC Advisors, we pay GC Advisors a base management fee and an incentive fee for its services. See “Management Agreements — Investment Advisory Agreement —  Management Fee” for a discussion of the base management fee and incentive fee, including the cumulative income incentive fee and the income and capital gains incentive fee, payable by us to GC Advisors. Unlike most closed-end funds whose fees are based on assets net of leverage, our base management fee is based on our average-adjusted gross assets (including leverage but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and, therefore, GC Advisors benefits when we incur debt or use leverage. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase.

Additionally, under the incentive fee structure, GC Advisors benefits when capital gains are recognized and, because it determines when a holding is sold, GC Advisors controls the timing of the recognition of capital gains. Our board of directors is charged with protecting our interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While not expected to review or approve each borrowing, our independent directors periodically review GC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. See “Management Agreements — Board Approval of the Investment Advisory Agreement.”
GC Advisors is an affiliate of Golub Capital and pursuant to a staffing agreement, or the Staffing Agreement, Golub Capital LLC makes experienced investment professionals available to GC Advisors and provides access to the senior investment personnel of Golub Capital LLC and its affiliates. The Staffing Agreement provides GC Advisors with access to investment opportunities, which we refer to in the aggregate as deal flow, generated by Golub Capital LLC and its affiliates in the ordinary course of their businesses and commits the members of GC Advisors’ investment committee to serve in that capacity. As our investment adviser, GC Advisors is obligated to allocate investment opportunities among us and its other clients fairly and equitably over time in accordance with its allocation policy. See “Conflicts of Interest” below and “Related Party Transactions and Certain Relationships.” However, there can be no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time. GC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Golub Capital LLC’s investment professionals.
An affiliate of GC Advisors, the Administrator, provides the administrative services necessary for us to operate. See “Management Agreements — Administration Agreement” for a discussion of the fees and expenses (subject to the review and approval of our independent directors) we are required to reimburse to the Administrator.
About Golub Capital
Golub Capital, founded in 1994, is a leading lender to middle-market companies, with a long track record of investing in senior secured, one stop, second lien and subordinated loans. As of December 31, 2017, Golub Capital had over $20.0 billion of capital under management. Since its inception, Golub Capital has closed deals with over 230 middle-market sponsors and repeat transactions with over 150 sponsors.
Golub Capital’s middle-market lending group is managed by a four-member senior management team consisting of Lawrence E. Golub, David B. Golub, Andrew H. Steuerman and Gregory W. Cashman. As of December 31, 2017, Golub Capital’s more than 100 investment professionals had an average of over 12 years of investment experience and were supported by more than 250 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management.
Market Trends
We have identified the following trends that may affect our business:
Target Market.   We believe that small and middle-market companies in the United States with annual revenues between $10.0 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Golub Capital, and we believe that this market segment will continue to produce significant investment opportunities for us.
Specialized Lending Requirements.   We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle market and (3) may also require more extensive ongoing monitoring by the lender.
Demand for Debt Capital.   We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and subordinated debt from other sources, such as us.
Competition from Bank Lenders.   We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We believe these factors may result in opportunities for alternative funding sources to middle-market companies and therefore more market opportunities for us.
Market Environment.   We believe that as part of the path of economic recovery following the credit crisis, there has been increased competition for new middle-market investments due to some new non-bank finance companies that have entered the market and due to improving financial performance of middle-market companies. Increased competition for direct lending to middle market businesses may result in less favorable pricing terms for our potential investments. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. However, we believe that our scale, product suite, entrenched relationships and strong market position will continue to allow us to find investment opportunities with attractive risk-adjusted returns.
Competitive Strengths
Deep, Experienced Management Team.   We are managed by GC Advisors, which, as of December 31, 2017, had access through the Staffing Agreement to the resources and expertise of Golub Capital’s more than 350 employees, led by our chairman, Lawrence E. Golub, and our chief executive officer, David B. Golub. As of December 31, 2017, the more than 100 investment professionals of Golub Capital had an average of over 12 years of investment experience and were supported by more than 250 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management. GC Advisors also manages Golub Capital Investment Corporation, or GCIC, and Golub Capital BDC 3, Inc., or GBDC 3, each a Maryland corporation and a closed-end, non-diversified management investment company that has also elected to be regulated as a business development company under the 1940 Act. Golub Capital seeks to hire and retain high-quality investment professionals and reward those personnel based on investor returns.
Leading U.S. Debt Platform Provides Access to Proprietary Relationship-Based Deal Flow.   GC Advisors gives us access to the deal flow of Golub Capital, one of the leading middle-market lenders in the United States. Golub Capital has been ranked a top 3 Traditional Middle Market Bookrunner each year from 2008 through 2017 for senior secured loans of up to $500.0 million for leveraged buyouts (according to Thomson Reuters LPC and internal data; based on number of deals completed). Since its inception, Golub Capital has closed deals with over 230 middle-market sponsors and repeat transactions with over 150 sponsors. We believe that Golub Capital receives relationship-based “early looks” and “last looks” at many investment opportunities in the U.S. middle-market market, allowing it to be highly selective in the transactions it pursues.
Disciplined Investment and Underwriting Process.   GC Advisors utilizes the established investment process of Golub Capital for reviewing lending opportunities, structuring transactions and monitoring investments. Using its disciplined approach to lending, GC Advisors seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and the implementation of restrictive debt covenants.
Regimented Credit Monitoring.   Following each investment, GC Advisors implements a regimented credit monitoring system. This careful approach, which involves ongoing review and analysis by teams of professionals, has enabled GC Advisors to identify problems early and to assist borrowers before they face difficult liquidity constraints.

Concentrated Middle-Market Focus.   Because of our focus on the middle-market, we understand the following general characteristics of middle-market lending:
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middle-market companies are generally less leveraged than large companies and, we believe, offer more attractive investment returns in the form of upfront fees, prepayment penalties and higher interest rates;

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middle-market issuers are more likely to have simple capital structures;

•
carefully structured covenant packages enable middle-market lenders to take early action to remediate poor financial performance; and

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middle-market lenders can undertake thorough due diligence investigations prior to investment.

Organizational Structure
The following shows a simplified organizational chart reflecting our relationship with our investment adviser and administrator and our direct and indirect ownership interests in certain of our subsidiaries, including the membership interests of the 2010 Issuer and the 2014 Issuer, as of the date of this prospectus:
Recent Developments
On February 6, 2018, our board of directors declared a quarterly distribution of  $0.32 per share payable on March 30, 2018 to holders of record as of March 8, 2018.
On March 23, 2018, the 2014 Issuer entered into a supplemental indenture, or the Supplemental Indenture, to amend the 2014 Debt Securitization to, among other things, (a) refinance the previously-outstanding Class A-1 2014 Notes by redeeming in full the $191.0 million of Class A-1 2014 Notes and issuing new Class A-1-R 2014 Notes in an aggregate principal amount of  $191.0 million that bear interest at a rate of three-month LIBOR plus 0.95%, which is a decrease from the rate of three-month LIBOR plus 1.75% of the previously outstanding Class A-1 2014 Notes, (b) refinance the Class A-2 2014 Notes by redeeming in full the $20.0 million of Class A-2 2014 Notes and issuing new Class A-2-R 2014 Notes in an aggregate principal amount of  $20.0 million that bear interest at a rate of three-month LIBOR plus 0.95%, which is a decrease from the rate of three-month LIBOR plus 1.95% of the previously outstanding Class A-2 2014 Notes, (c) refinance the Class B 2014 Notes by redeeming in full the $35.0 million of Class B 2014 Notes and issuing new Class B-R 2014 Notes in an aggregate principal amount of $35.0 million that bear interest at a rate of three-month LIBOR plus 1.40%, which is a decrease from the rate of three-month LIBOR plus 2.50% of the previously outstanding Class B 2014 Notes, (d) refinance the Class C 2014 Notes by redeeming in full the $37.5 million of Class C 2014 Notes and issuing new Class C-R 2014 Notes in an aggregate principal amount of  $37.5 million that bear interest at a rate of three-month LIBOR plus 1.55%, which is a decrease from the rate of three-month LIBOR plus 3.50% of the previously outstanding Class C 2014 Notes, (e) provide that the 2014 Notes may be further refinanced only so long as

(x) (i) a change of law, rule or regulation or regulatory guidance following the date of execution of the Supplemental Indenture, or the Refinancing Date, would permit a refinancing without resulting in non-compliance with U.S. risk retention regulations, as amended from time to time, (ii) U.S. risk retention regulations are no longer effective or (iii) the “sponsor” (as defined for purposes of the U.S. risk retention regulations) complies with such U.S. risk retention regulations, in each case as determined by GC Advisors, in its capacity as collateral manager to the 2014 Debt Securitization, and (y) such refinancing constitutes a refinancing of such 2014 Notes in whole but not in part and (f) the refinanced 2014 Notes may not be re-priced after the Refinancing Date. The Class C-R 2014 Notes were retained by us, and we remain the sole owner of the equity of the 2014 Issuer.
The Class A-1-R, Class A-2-R, Class B-R and Class C-R 2014 Notes offered in the refinancing of the 2014 Debt Securitization were issued by and are secured obligations of the 2014 Issuer. The other material terms of the 2014 Debt Securitization were unchanged.
Operating and Regulatory Structure
Our investment activities are managed by GC Advisors and supervised by our board of directors, a majority of whom are independent of us, GC Advisors and its affiliates.
As a business development company, we are required to comply with certain regulatory requirements. For example, while we are permitted to finance investments using leverage, which may include the issuance of shares of preferred stock, or notes and other borrowings, our ability to use leverage is limited in significant respects. See “Regulation.” Any decision on our part to use leverage will depend upon our assessment of the attractiveness of available investment opportunities in relation to the costs and perceived risks of such leverage. GC Advisors makes recommendations to our board of directors with respect to leverage policies. Our board of directors determines our leverage policy, including approving in advance the incurrence of material indebtedness and the execution of material contracts, and directs GC Advisors to implement such policies. The use of leverage to finance investments creates certain risks and potential conflicts of interest. See “Risk Factors — Risks Relating to our Business and Structure — There are significant potential conflicts of interest that could affect our investment returns — Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders and may induce GC Advisors to make certain investments, including speculative investments,” “— Risks Relating to our Business and Structure — Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage” and “— Risks Relating to our Business and Structure — We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.”
On March 23, 2018, the Small Business Credit Availability Act, or the SBCAA, was enacted into law. The SBCAA, among other things, amended Section 61(a) of the 1940 Act to add a new Section 61(a)(2) that reduces the asset coverage requirement applicable to business development companies from 200% to 150% so long as the business development company meets certain disclosure requirements and obtains certain approvals. The reduced asset coverage requirement would permit a business development company to have a ratio of total consolidated assets to outstanding indebtedness of 2:1 as compared to a maximum of 1:1 under the 200% asset coverage requirement. Effectiveness of the reduced asset coverage requirement to a business development company requires approval by either (1) a “required majority,” as defined in Section 57(o) of the 1940 Act, of such business development company’s board of directors with effectiveness one year after the date of such approval or (2) a majority of votes cast at a special or annual meeting of such business development company’s stockholders at which a quorum is present, which is effective the day after such stockholder approval.
Also, as a business development company, we are generally prohibited from acquiring assets other than “qualifying assets” unless, after giving effect to any acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets generally include securities of  “eligible portfolio companies,” cash, cash equivalents, U.S. government securities and high-quality debt investments maturing in one year or less from the time of investment. Under the 1940 Act and the rules thereunder, “eligible portfolio companies” include

(1) private domestic operating companies, (2) public domestic operating companies whose securities are not listed on a national securities exchange (e.g., the New York Stock Exchange, NYSE MKT LLC and The Nasdaq Stock Market) or registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (3) public domestic operating companies having a market capitalization of less than $250.0 million. Public domestic operating companies whose securities are quoted on the over-the-counter bulletin board and through Pink Sheets LLC are not listed on a national securities exchange and therefore are eligible portfolio companies. See “Regulation.”
Conflicts of Interest
Subject to certain 1940 Act restrictions on co-investments with affiliates, GC Advisors offers us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other relevant factors. Such offers are subject to the exception that, in accordance with GC Advisors’ code of ethics and allocation policies, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities sponsored or managed by GC Advisors and its affiliates.
To the extent that we compete with entities sponsored or managed by GC Advisors or its affiliates for a particular investment opportunity, GC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. GC Advisors’ allocation policies are intended to ensure that, over time, we may generally share equitably in investment opportunities with other investment funds, accounts or other investment vehicles, together referred to as accounts, sponsored or managed by GC Advisors or its affiliates, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other accounts.
GC Advisors and its affiliates have other clients with similar or competing investment objectives, including several private funds that are pursuing an investment strategy similar to ours, some of which are continuing to seek new capital commitments. In serving these clients, GC Advisors may have obligations to other clients or investors in those entities. Our investment objective may overlap with such affiliated accounts. GC Advisors’ allocation procedures are designed to allocate investment opportunities among the accounts sponsored or managed by GC Advisors and its affiliates in a manner consistent with its obligations under the Advisers Act. If two or more accounts with similar investment strategies are actively investing, GC Advisors will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. Certain of these accounts may provide for higher management or incentive fees or allow GC Advisors to recover greater expense reimbursements or overhead allocations. The amount of origination and other transaction fees that GC Advisors may receive from issuers, co-investors, or syndicatees in connection with the origination or acquisition of loans and post-closing loans syndications also may be higher for such other accounts. For example, the 1940 Act restricts GC Advisors from receiving more than a 1% fee in connection with loans that we acquire or originate, which limitation may not exist for other accounts that GC Advisors advises. These fees and other amounts that are received by GC Advisors in connection with investments by such other accounts have no impact on the expenses borne by our common stockholders, either directly or indirectly. In certain instances, GC Advisors may share a portion of such fees with accounts that it manages, and the sharing of such fees may differ among accounts managed by GC Advisors. GC Advisors has put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. See “Risk Factors — Risks Relating to our Business and Structure — There are significant potential conflicts of interest that could affect our investment returns — Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients and conflicts related to fees and expenses of such other clients and conflicts related to fees and expenses of such other clients.”
GC Advisors seeks to ensure the equitable allocation of investment opportunities when we are able to invest alongside other accounts sponsored or managed by GC Advisors and its affiliates. When we invest alongside such other accounts, such investments are made consistent with GC Advisors’ allocation policy. Under this allocation policy, if an investment opportunity is appropriate for us and another similar eligible account, the opportunity will be allocated pro rata based on the relative capital available for investment of each of us and such other eligible accounts, subject to minimum and maximum investment size limits. In situations in which co-investment with other entities sponsored or managed by GC Advisors or its affiliates is not permitted or appropriate, such as when, in the absence of exemptive relief described below, we and such other entities would be making different investments in the same issuer, GC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. GC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on a basis that will be fair and equitable over time, including, for example, through random or rotational methods. On February 27, 2017, we, along with GC Advisors and certain other funds and accounts sponsored or managed by GC Advisors and its affiliates, received exemptive relief from the SEC to permit greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. We believe that co-investment by us and accounts sponsored or managed by the GC Advisors and its affiliates may afford us additional investment opportunities and the ability to achieve greater diversification. Under the terms of our exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. Our board of directors regularly reviews the allocation policy of Golub Capital and annually reviews the code of ethics of GC Advisors. See “Related Party Transactions and Certain Relationships.”
Additionally, under our incentive fee structure, GC Advisors benefits when we recognize capital gains and, because GC Advisors determines when a holding is sold, GC Advisors controls the timing of the recognition of such capital gains. See “Risk Factors — Risks Relating to our Business and Structure —  There are significant potential conflicts of interest that could affect our investment returns — Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders and may induce GC Advisors to make certain investments, including speculative investments.” In addition, because the base management fee that we pay to GC Advisors is based on our average adjusted gross assets, including those assets acquired through the use of leverage, GC Advisors has a financial incentive to incur leverage.
Our principal executive offices are located at 666 Fifth Avenue, 18th Floor, New York, NY 10103, and our telephone number is (212) 750-6060. Our corporate website is located at www.golubcapitalbdc.com. Information on our website is not incorporated into or a part of this prospectus.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. Actual costs and expenses incurred by investors in shares of our common stock may be greater than the percentage estimates in the table below. The following table excludes one-time fees payable to third parties not affiliated with GC Advisors that were incurred in connection with each of the 2010 Debt Securitization and the 2014 Debt Securitization, collectively the Debt Securitizations, but includes all of the applicable ongoing fees and expenses of the Debt Securitizations. Whenever this prospectus contains a reference to fees or expenses paid by “us” or “Golub Capital BDC,” or that “we” will pay fees or expenses, our common stockholders will indirectly bear such fees or expenses.
Stockholder transaction expenses:
Sales load (as a percentage of offering price)	—%(1)
Offering expenses (as a percentage of offering price)	—%(2)
Dividend reinvestment plan expenses	None(3)
Total stockholder transaction expenses (as a percentage of offering price)	—%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees	2.48%(4)
Incentive fees payable under the Investment Advisory Agreement (20%)	1.03%(5)
Interest payments on borrowed funds	3.22%(6)
Other expenses	0.59%(7)
Acquired fund fees and expenses	0.05%(8)
Total annual expenses	7.37%(9)

(1)
In that the securities to which this prospectus relates are sold to or through underwriters or agents, a corresponding prospectus supplement will disclose the applicable sales load.

(2)
The related prospectus supplement will disclose the estimated amount of total offering expenses (which may include offering expenses borne by third parties on our behalf), the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)
The expenses associated with the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”

(4)
Our management fee is calculated at an annual rate equal to 1.375% and is based on the average adjusted gross assets (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) at the end of the two most recently completed calendar quarters and is payable quarterly in arrears. See “Management Agreements — Investment Advisory Agreement — Management Fee.” The management fee referenced in the table above is based on actual amounts incurred during the three months ended December 31, 2017 by GC Advisors in its capacity as investment adviser to us and collateral manager to the 2010 Issuer and the 2014 Issuer, or collectively the Securitization Issuers, annualized for a full year.

GC Advisors, as collateral manager for the 2010 Issuer under a collateral management agreement, or the 2010 Collateral Management Agreement, is entitled to receive an annual fee in an amount equal to 0.35% of the principal balance of the portfolio loans held by the 2010 Issuer at the beginning of the collection period relating to each payment date, which is payable in arrears on each payment date. This fee, which is less than the management fee payable under the Investment Advisory Agreement, is paid directly by the 2010 Issuer to GC Advisors and offset against such management fee. Accordingly, the 1.375% management fee paid by us to GC Advisors under the Investment Advisory Agreement on all of our assets, including those indirectly held through the 2010 Issuer, is reduced, on a dollar-for-dollar basis, by an amount equal to such 0.35% fee paid to GC Advisors by the 2010 Issuer. Under the 2010

Collateral Management Agreement, the term “collection period” refers to a quarterly period running from the day after the end of the prior collection period to the fifth business day of the calendar month in which a payment date occurs. This fee may be waived by the collateral manager. The 2010 Collateral Management Agreement does not include any incentive fee payable to GC Advisors.
GC Advisors, as collateral manager for the 2014 Issuer, under a collateral management agreement, or the 2014 Collateral Management Agreement, is entitled to receive an annual fee in an amount equal to 0.25% of the principal balance of the portfolio loans held by the 2014 Issuer at the beginning of the collection period relating to each payment date, which is payable in arrears on each payment date. This fee, which is less than the management fee payable under the Investment Advisory Agreement, is paid directly by the 2014 Issuer to GC Advisors and offset against such management fee. Accordingly, the 1.375% management fee paid by us to GC Advisors under the Investment Advisory Agreement on all of our assets, including those indirectly held through the 2014 Issuer, is reduced, on a dollar-for-dollar basis, by an amount equal to such 0.25% fee paid to GC Advisors by the 2014 Issuer. Under the 2014 Collateral Management Agreement, the term “collection period” refers to a quarterly period running from the day after the end of the prior collection period to the tenth business day prior to the payment date. This fee may be waived by the collateral manager. The 2014 Collateral Management Agreement does not include any incentive fee payable to GC Advisors.
For purposes of this table, the SEC requires that the “Management fees” percentage be calculated as a percentage of net assets attributable to common stock, rather than total assets, including assets that have been funded with borrowed monies, because common stockholders bear all of this cost. If the base management fee portion of the “Management fees” percentage were calculated instead as a percentage of our total assets, our base management fee portion of the “Management fees” percentage would be approximately 1.31% of total assets. The base management fee in the table above is based on net assets of  $958.3 million and leverage of  $828.3 million as of December 31, 2017.
(5)
The incentive fee referenced in the table above is based on actual amounts of the income component of the incentive fee incurred during the three months ended December 31, 2017, annualized for a full year, and the Capital Gain Incentive Fee (as defined below) payable under the Investment Advisory Agreement as of December 31, 2017. We have structured the calculation of the incentive fee to include a fee limitation such that no incentive fee will be paid to GC Advisors for any quarter if, after such payment, the cumulative incentive fees paid to GC Advisors since the effective date of our election to become a business development company would be greater than 20.0% of our Cumulative Pre-Incentive Fee Net Income (as defined below).

We accomplish this limitation by subjecting each quarterly incentive fee payable under the Income and Capital Gains Incentive Fee Calculation (as defined below) to a cap, or the Incentive Fee Cap. The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative incentive fees of any kind paid to GC Advisors by Golub Capital BDC since April 13, 2010, the effective date of our election to become a business development company. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no incentive fee would be payable in that quarter. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of  (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010.
“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies, but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement, or the Administration Agreement, with the Administrator, any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with payment-in-kind, or PIK, interest, preferred stock with PIK dividends and zero coupon securities, accrued income that we have not yet received in cash.
The income and capital gains incentive fee calculation, or the Income and Capital Gains Incentive Fee Calculation, has two parts. The income component is calculated quarterly in arrears based on our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.
Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income component, it is possible that an incentive fee may be calculated under this formula with respect to a period in which we have incurred a loss. For example, if we receive Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the income component will result in a positive value and an incentive fee will be paid unless the payment of such incentive fee would cause us to pay incentive fees on a cumulative basis that exceed 20.0% of our Cumulative Pre-Incentive Fee Net Income.
Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our Pre-Incentive Fee Net Investment Income and make it easier for GC Advisors to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our Pre-Incentive Fee Net Investment Income used to calculate this part of the incentive fee is also included in the amount of our total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee.
We calculate the income component of the Income and Capital Gains Incentive Fee Calculation with respect to our Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:
•
zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;

•
100.0% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide GC Advisors with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and

•
20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The sum of these calculations yields the income incentive fee, or the Income Incentive Fee. This amount is appropriately adjusted for any share issuances or repurchases during the quarter.
The second part of the Income and Capital Gains Incentive Fee Calculation, or the Capital Gain Incentive Fee, equals (a) 20.0% of our Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. Our “Capital Gain Incentive Fee Base” equals (1) the sum of  (i) our realized capital gains, if any, on a cumulative positive basis from April 13, 2010 through the end of each calendar year, (ii) all realized capital losses on a cumulative basis and (iii) all unrealized capital depreciation on a cumulative basis less (2) all unamortized deferred financing costs, if and to the extent such costs exceed all unrealized capital appreciation on a cumulative basis.

•
The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

•
The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

•
The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

As described above, the incentive fee will not be paid at any time where after such payment the cumulative incentive fees paid to date would be greater than 20.0% of the Cumulative Pre-Incentive Net Income since April 13, 2010. In accordance with U.S. generally accepted accounting principles, or GAAP, we will accrue a capital gain incentive fee on a quarterly basis as if aggregate unrealized capital appreciation on investments were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. We will accrue a capital gain incentive fee under GAAP if the Capital Gain Incentive Fee Base, adjusted as required by GAAP to include unrealized appreciation, is positive. The Capital Gain Incentive Fee is calculated on a cumulative basis from the date we elected to become a business development company through the end of each calendar year. As of December 31, 2017 and September 30, 2017, the Capital Gain Incentive Fee payable as calculated under the Investment Advisory Agreement (as described above) was $1.2 million and $0.4 million, respectively. However, in accordance with GAAP, the accrual for the Capital Gain Incentive Fee was $7.6 million and $6.9 million as of December 31, 2017 and September 30, 2017, respectively. For a more detailed discussion of the calculation of the incentive fee, see “Management Agreements — Investment Advisory Agreement — Management Fee.”
(6)
Interest payments on borrowed funds represents our annualized interest expense as of December 31, 2017 and includes interest payable on the notes issued by each of the Securitization Issuers. For the three months ended December 31, 2017, the effective annualized average interest rate on our total debt outstanding, which includes all interest and amortization of debt issuance costs on the Debt Securitizations, was 3.9%. Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Debt Securitizations. These fees include a structuring and placement fee paid to Wells Fargo Securities, LLC for its services in connection with the initial structuring and the first amendment of the 2010 Debt Securitization and the initial structuring of the 2014 Debt Securitization of  $1.74 million, $0.75 million and $1.81 million, respectively, certain fees in an aggregate amount of  $0.35 million paid to J.P. Morgan Securities Inc. in connection with subsequent amendments and legal fees, accounting fees, rating agency fees and all other costs associated with each of the Debt Securitizations.

(7)
Includes our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by the Administrator, and any acquired fund fees and expenses that are not required to be disclosed separately. See “Management Agreements — Administration Agreement.” “Other expenses” also includes the ongoing administrative expenses to the trustee, collateral manager, independent accountants, legal counsel, rating agencies and independent managers in connection with developing and maintaining reports and providing required services in connection with the administration of each of the Debt Securitizations. “Other expenses” are based on actual amounts incurred during the three months ended December 31, 2017, annualized for a full year. The administrative expenses of each of the Securitization Issuers are paid on each payment date in two parts: (1) a component that is paid in a priority to other amounts distributed by the 2010 Issuer or the 2014 Issuer, as applicable, subject to a cap equal to the sum of 0.04% per annum of the adjusted principal balance of the portfolio loans and other assets held by the 2010 Issuer or the 2014 Issuer, as applicable, on the last day of the collection period relating to such payment date, plus

$150,000 per annum, and (2) a component that is paid in a subordinated position relative to other amounts distributed by the 2010 Issuer or the 2014 Issuer, as applicable, equal to any amounts that exceed the aforementioned administrative expense cap.
(8)
Our stockholders indirectly bear the expenses of our investment in SLF. No management fee is charged by the Administrator in connection with the administrative services it provides to SLF. However, SLF does reimburse the Administrator for its costs related to providing accounting, bookkeeping, treasury, loan operations, reporting and administrative services for SLF. Future expenses for SLF may be substantially higher or lower because certain expenses may fluctuate over time.

(9)
All of our expenses, including all expenses of each of the Debt Securitizations, are disclosed in the appropriate line items under “Annual Expenses (as a percentage of net assets attributable to common stock).” “Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and after taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies. The reason for presenting expenses as a percentage of net assets attributable to common stockholders is that our common stockholders bear all of our fees and expenses.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.
You would pay the following expenses on a $1,000 investment	1 year	3 years	5 years	10 years
Assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$63	$188	$309	$597
Assuming a 5% annual return (assumes return entirely from realized capital gains and thus subject to the capital gain incentive fee)	$73	$215	$350	$661
The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. Under our Investment Advisory Agreement, no incentive fee would be payable if we have a 5% annual return. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. The example assumes that all dividends and other distributions are reinvested at net asset value. Under certain circumstances, reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from net asset value. See “Dividend Reinvestment Plan” for more information.

RISK FACTORS
Investing in our securities involves a number of significant risks. Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the applicable prospectus supplement, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.
Risks Relating to Our Business and Structure
We are subject to risks associated with the current interest rate environment and to the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.
Since the economic downturn that began in mid-2007, interest rates have remained low. Because longer-term inflationary pressure is likely to result from the U.S. government’s fiscal policies and challenges during this time, we will likely experience rising interest rates, rather than falling rates, at some point in the future and have begun to see increases to LIBOR.
To the extent we borrow money or issue debt securities or preferred stock to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred stock and the rate at which we invest these funds. In addition, many of our debt investments and borrowings have floating interest rates that reset on a periodic basis, and many of our investments are subject to interest rate floors. As a result, a change in market interest rates could have a material adverse effect on our net investment income, in particular with respect to increases from current levels to the level of the interest rate floors on certain investments. In periods of rising interest rates, our cost of funds will increase because the interest rates on the majority of amounts we have borrowed are floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.
You should also be aware that a rise in the general level of interest rates typically will lead to higher interest rates applicable to our debt investments, which may result in an increase of the amount of incentive fees payable to GC Advisors. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our distribution rate, which could reduce the value of our common stock.
In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. Because the statements made by the head of the United Kingdom Financial Conduct Authority are recent in nature, there is no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined.

Global capital markets could enter a period of severe disruption and instability. These conditions have historically affected and could again materially and adversely affect debt and equity capital markets in the United States and around the world and our business.
The U.S. and global capital markets have in the past and may in the future experience periods of extreme volatility and disruption during economic downturns and recessions. Increases to budget deficits or direct and contingent sovereign debt, may create concerns about the ability of certain nations to service their sovereign debt obligations, and risks resulting from any such debt crisis in Europe, the United States or elsewhere could have a detrimental impact on the global economy, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. Austerity measures that certain countries may agree to as part of any debt crisis or disruptions to major financial trading markets may adversely affect world economic conditions and have an adverse impact on our business and that of our portfolio companies. In June 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, and the implications of the United Kingdom’s pending withdrawal from the European Union are unclear at present. Market and economic disruptions, which may be caused by political trends and government actions in the United States or elsewhere, have in the past and may in the future affect, the U.S. capital markets, which could adversely affect our business and that of our portfolio companies and the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and to financial firms, in particular. At various times, such disruptions have resulted in, and may in the future result, a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector and the repricing of credit risk. Such conditions may occur for a prolonged period of time again and may materially worsen in the future, including as a result of U.S. government shutdowns or further downgrades to the U.S. government’s sovereign credit rating or the perceived credit worthiness of the United States or other large global economies. Unfavorable economic conditions, including future recessions, also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of loans we originate and/or fund, adversely affect the value of our portfolio investments or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are dependent upon GC Advisors for our success and upon their access to the investment professionals and partners of Golub Capital and its affiliates.
We do not have any internal management capacity or employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of GC Advisors to achieve our investment objective. GC Advisors’ investment committee, which consists of two members of our board of directors and two additional employees of Golub Capital LLC, provides oversight over our investment activities. We also cannot assure you that we will replicate the historical results achieved for other Golub Capital funds by members of the investment committee, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. We expect that GC Advisors will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the Investment Advisory Agreement. We can offer no assurance, however, that the senior investment professionals of GC Advisors will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with Golub Capital LLC and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to identify appropriate replacements or grow our investment portfolio. The loss of any member of GC Advisors’ investment committee or of other senior investment professionals of GC Advisors and its affiliates would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition, results of operations and cash flows.

The Staffing Agreement provides that Golub Capital LLC makes available to GC Advisors experienced investment professionals and provides access to the senior investment personnel of Golub Capital LLC for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We are not a party to the Staffing Agreement and cannot assure you that Golub Capital LLC will fulfill its obligations under the agreement. If Golub Capital LLC fails to perform, we cannot assure you that GC Advisors will enforce the Staffing Agreement, that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Golub Capital LLC and its affiliates or their information and deal flow.
Our business model depends to a significant extent upon strong referral relationships with sponsors. Any inability of GC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We depend upon Golub Capital LLC’s relationships with sponsors, and we intend to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If Golub Capital LLC fails to maintain such relationships, or to develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the principals of Golub Capital LLC have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.
Our financial condition, results of operations and cash flows depend on our ability to manage our business effectively.
Our ability to achieve our investment objective depends on our ability to manage our business and to grow. This depends, in turn, on GC Advisors’ ability to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objectives on a cost-effective basis depends upon GC Advisors’ execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. GC Advisors has substantial responsibilities under the Investment Advisory Agreement, as well as responsibilities in connection with the management of other accounts sponsored or managed by GC Advisors, members of GC Advisors’ investment committee or Golub Capital LLC and its affiliates. The personnel of the Administrator and its affiliates may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.
There are significant potential conflicts of interest that could affect our investment returns.
As a result of our arrangements with GC Advisors and its affiliates and GC Advisors’ investment committee, there may be times when GC Advisors or such persons have interests that differ from those of our securityholders, giving rise to a conflict of interest.
Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients and conflicts related to fees and expenses of such other clients.
The members of GC Advisors’ investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of accounts sponsored or managed by GC Advisors or its affiliates. Currently, our officers and directors also serve as officers and directors of GCIC and GBDC 3, each a closed-end, non-diversified management investment company that has also elected to be regulated as a business development company under the 1940 Act. Similarly, GC Advisors or its affiliates currently manage and may have other clients with similar or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, Lawrence E. Golub and David B. Golub have management responsibilities for other accounts managed or sponsored by GC Advisors or its affiliates, including GCIC and GBDC 3. Our investment objective may overlap with the investment objectives of such affiliated accounts. For example, GC Advisors currently manages GCIC, GBDC 3 and several private funds, some of which may seek additional capital from time to time, that are pursuing an investment strategy similar to ours, and we may compete with these and other accounts sponsored or managed by GC Advisors and its affiliates for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other accounts advised by or affiliated with GC Advisors. Certain of these accounts may provide for higher management or incentive fees, greater expense reimbursements or overhead allocations, or permit GC Advisors and its affiliates to receive higher origination and other transaction fees, all of which may contribute to this conflict of interest and create an incentive for GC Advisors to favor such other accounts. For example, the 1940 Act restricts GC Advisors from receiving more than a 1% fee in connection with loans that we acquire, or originate, a limitation that does not exist for certain other accounts. GC Advisors seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time, and there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.
GC Advisors’ investment committee, GC Advisors or its affiliates may, from time to time, possess material non-public information, limiting our investment discretion.
Principals of GC Advisors and its affiliates and members of GC Advisors’ investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have an adverse effect on us.
Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders and may induce GC Advisors to make certain investments, including speculative investments.
In the course of our investing activities, we pay management and incentive fees to GC Advisors. The management fee is based on our average adjusted gross assets and the incentive fee is computed and paid on income, both of which include leverage. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our average adjusted gross assets, GC Advisors benefits when we incur debt or use leverage. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor or our securityholders.
Additionally, the incentive fee payable by us to GC Advisors may create an incentive for GC Advisors to cause us to realize capital gains or losses that may not be in the best interests of us or our stockholders. Under the incentive fee structure, GC Advisors benefits when we recognize capital gains and, because GC Advisors determines when an investment is sold, GC Advisors controls the timing of the recognition of such capital gains. Our board of directors is charged with protecting our stockholders’ interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation.
The part of the management and incentive fees payable to GC Advisors that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends, zero coupon securities, and other deferred interest instruments and may create an incentive for GC Advisors to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. This fee structure may be considered to give rise to a conflict of interest for GC Advisors to the extent that it may encourage GC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. Under these investments, we accrue the interest over the life of the investment but do not receive the cash income from the investment until the end of the term. Our net investment income used to calculate the income portion of our investment fee, however, includes accrued interest. GC Advisors may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the fees even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because GC Advisors is not obligated to reimburse us for any fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.
The valuation process for certain of our portfolio holdings creates a conflict of interest.
The majority of our portfolio investments are expected to be made in the form of securities that are not publicly traded. As a result, our board of directors will determine the fair value of these securities in good faith. In connection with that determination, investment professionals from GC Advisors may provide our board of directors with portfolio company valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. In addition, Lawrence E. Golub and David B. Golub have an indirect pecuniary interest in GC Advisors. The participation of GC Advisors’ investment professionals in our valuation process, and the indirect pecuniary interest in GC Advisors by Lawrence E. Golub and David B. Golub, could result in a conflict of interest as GC Advisors’ management fee is based, in part, on our average adjusted gross assets and our incentive fees will be based, in part, on unrealized gains and losses.
Conflicts related to other arrangements with GC Advisors or its affiliates.
We have entered into a license agreement with Golub Capital LLC under which Golub Capital LLC has granted us a non-exclusive, royalty-free license to use the name “Golub Capital”. See “Management Agreements — License Agreement.” In addition, we pay to the Administrator our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, such as rent and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. These arrangements create conflicts of interest that our board of directors must monitor.
The Investment Advisory Agreement and the Administration Agreement were not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.
The Investment Advisory Agreement and the Administration Agreement were negotiated between related parties. Consequently, their terms, including fees payable to GC Advisors, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. For example, certain accounts managed by GC Advisors have lower management, incentive or other fees than those charged under the Investment Advisory Agreement and/or a reduced ability to recover expenses and overhead than may be recovered by the Administrator under the Administration Agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements and the Adviser Revolver because of our desire to maintain our ongoing relationship with GC Advisors, the Administrator and their respective affiliates. Any such decision, however, would breach our fiduciary obligations to our stockholders.
Our ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us.
We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. We consider GC Advisors and its affiliates to be our affiliates for such purposes. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our independent directors and, in some cases, the SEC. We are prohibited from buying or selling any security from or to, among others, any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

We may, however, invest alongside GC Advisors’ and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that GC Advisors, acting on our behalf and on behalf of its other clients, negotiates no term other than price. We may also invest alongside GC Advisors’ other clients as otherwise permissible under regulatory guidance, applicable regulations and GC Advisors’ allocation policy. Under this allocation policy, if an investment opportunity is appropriate for us and another similar eligible account, the opportunity will be allocated pro rata based on the relative capital available for investment of each of us and such other eligible accounts, subject to minimum and maximum investment size limits. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.
In situations in which co-investment with other accounts sponsored or managed by GC Advisors or its affiliates is not permitted or appropriate, such as when, in the absence of exemptive relief described below, we and such other entities may make investments in the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other GC Advisors clients, GC Advisors needs to decide whether we or such other entity or entities will proceed with such investments. GC Advisors makes these determinations based on its policies and procedures, which generally require that such investment opportunities be offered to eligible accounts on a basis that is fair and equitable over time, including, for example, through random or rotational methods. Moreover, in certain circumstances, we may be unable to invest in an issuer in which an account sponsored or managed by GC Advisors or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions may limit the scope of investment opportunities that would otherwise be available to us.
On February 27, 2017, GC Advisors and certain other funds and accounts sponsored or managed by GC Advisors and its affiliates, received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our Board determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies.
We may be the target of litigation.
We may be the target of securities litigation in the future, particularly if the trading price of our common stock fluctuates significantly. We could also generally be subject to litigation, including derivative actions by our stockholders. Any litigation could result in substantial costs and divert management’s attention and resources from our business and cause a material adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
A number of entities compete with us to make the types of investments that we plan to make. We compete with public and private funds, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or the source of income, asset diversification and distribution requirements we must satisfy to maintain our qualification as a RIC. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.
With respect to the investments we make, we do not seek to compete based primarily on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. In the secondary market for acquiring existing loans, we compete generally on the basis of pricing terms. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. We may also compete for investment opportunities with accounts managed or sponsored by GC Advisors or its affiliates. Although GC Advisors allocates opportunities in accordance with its allocation policy, allocations to such other accounts will reduce the amount and frequency of opportunities available to us and may not be in the best interests of us and our securityholders. Moreover, the performance of investments will not be known at the time of allocation.
We will be subject to corporate-level income tax if we are unable to qualify as a RIC.
In order to be subject to tax as a RIC under the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute to our stockholders dividends for U.S. federal income tax purposes of an amount generally at least equal to 90% of our investment company taxable income, which is generally our net ordinary income plus the excess of our net short-term capital gains in excess of our net long-term capital losses, determined without regard to any deduction for dividends paid, to our stockholders on an annual basis. We are subject, to the extent we use debt financing, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to be subject to tax as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each quarter of our taxable year. Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our securityholders. See “Material U.S. Federal Income Tax Considerations —  Taxation as a RIC.”
We may need to raise additional capital to grow because we must distribute most of our income.
We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we are required to distribute each taxable year an amount at least equal to 90% of our investment company taxable income, determined without regard to any deduction for dividends paid as dividends for U.S. federal income tax purposes, to our stockholders to maintain our ability to be subject to tax as a RIC. As a result, these earnings are not available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities. Furthermore, to the extent we are not able to raise capital and are at or near our targeted leverage ratios, we may receive smaller allocations, if any, on new investment opportunities under GC Advisors’ allocation policy and have, in the past, received such smaller allocations under similar circumstances.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.
For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as the accretion of original issue discount. This may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, is included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.
That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible, and GC Advisors will have no obligation to refund any fees it received in respect of such accrued income.
Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute dividends for U.S. federal income tax purposes of an amount generally at least equal to 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, to our stockholders to maintain our ability to be subject to tax as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify as a RIC and thus be subject to corporate-level income tax. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”
Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.
We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a business development company to issue senior securities in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% (or 150% upon receipt of certain approvals and subject to certain disclosure requirements) of gross assets (other than the SBA debentures of an SBIC subsidiary, as permitted by exemptive relief we have been granted by the SEC) less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities (other than the SBA debentures of an SBIC subsidiary, as permitted by exemptive relief we have been granted by the SEC). If the value of our assets declines, we may be unable to satisfy this ratio. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. This could have a material adverse effect on our operations and we may not be able to make distributions in an amount sufficient to be subject to tax as a RIC, or at all. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss. As of December 31, 2017, we had $828.3 million of outstanding borrowings, including $205.0 million outstanding under the 2010 Debt Securitization and $246.0 million outstanding under the 2014 Debt Securitization.
In the absence of an event of default, no person or entity from which we borrow money has a veto right or voting power over our ability to set policy, make investment decisions or adopt investment strategies. If we issue preferred stock, which is another form of leverage, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in the best interest of our common stockholders. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive distributions would be senior to those of holders of shares of our common stock.
We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in the best interests of us and our stockholders, and if our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and holders of our common stock might experience dilution.
We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.
The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. The amount of leverage that we employ will depend on GC Advisors’ and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us. For example, as a business development company, we may be limited in our ability to enter into securitization transactions due to the interplay of the 1940 Act restrictions on principal and joint transactions and the U.S. risk retention rules adopted pursuant to Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank. We cannot assure you that the SEC or any other regulatory authority will modify such regulations or provide administrative guidance that would permit us to enter into securitizations on a timely basis or at all. We may issue senior debt securities to banks, insurance companies and other lenders. Lenders of these senior securities will have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instruments we may enter into with lenders. The terms of our existing indebtedness require us to comply with certain financial and operational covenants, and we expect similar covenants in future debt instruments. Failure to comply with such covenants could result in a default under the applicable credit facility or debt instrument if we are unable to obtain a waiver from the applicable lender or holder, and such lender or holder could accelerate repayment under such indebtedness and negatively affect our business, financial condition, results of operations and cash flows. In addition, under the terms of any credit facility or other debt instrument we enter into, we are likely to be required by its terms to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause our net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our equity stake in a leveraged investment. Similarly, any decrease in our net investment income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions on our common stock or any outstanding preferred stock. Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. Our common stockholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to GC Advisors.
On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200% even if we do not approve the modified asset coverage requirement permitted by Section 61(a)(2) of the 1940 Act. This provides us with increased investment flexibility but also increases our risks related to leverage.
The following table illustrates the effect of leverage on returns from an investment in our common stock as of December 31, 2017, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.
	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder(1)	-21.79%	-12.36%	-2.93%	6.50%	15.93%

(1)
Assumes $1,807.3 million in total assets, $828.3 million in debt and outstanding and $958.3 million in net assets as of December 31, 2017 and an effective annual interest rate of 3.18% as of December 31, 2017.

Based on our outstanding indebtedness of  $828.3 million as of December 31, 2017 and the effective annual interest rate of 3.39% as of that date, our investment portfolio would have been required to experience an annual return of at least 1.55% to cover annual interest payments on the outstanding debt.
New legislation may permit us to incur additional leverage.
Business development companies are generally able to issue senior securities such that their asset coverage, as defined in the 1940 Act, equals at least 200% of gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. In March 2018, the SBCAA amended Section 61(a) of the 1940 Act to add a new Section 61(a)(2) that reduces the asset coverage requirement applicable to business development companies from 200% to 150% so long as the business development company meets certain disclosure requirements and obtains certain approvals. The reduced asset coverage requirement would permit a business development company to have a ratio of total consolidated assets to outstanding indebtedness of 2:1 as compared to a maximum of 1:1 under the 200% asset coverage requirement. Effectiveness of the reduced asset coverage requirement to a business development company requires approval by either (1) a “required majority,” as defined in Section 57(o) of the 1940 Act, of such business development company’s board of directors with effectiveness one year after the date of such approval or (2) a majority of votes cast at a special or annual meeting of such business development company’s stockholders at which a quorum is present, which is effective the date after such stockholder approval. If we were to receive either form of approval and comply with the applicable disclosure requirements, we would be able to incur additional indebtedness, which may increase our risks related to leverage. In addition, our management fee is based on our average adjusted gross assets, which includes leverage and, as a result, if we were to incur additional leverage, management fees paid to GC Advisors would increase.
We are subject to risks associated with the 2010 Debt Securitization and the 2014 Debt Securitization.
As a result of the 2010 Debt Securitization and the 2014 Debt Securitization, we are subject to a variety of risks, including those set forth below. We use the term “debt securitization” in this prospectus to describe a form of secured borrowing under which an operating company (sometimes referred to as an “originator” or “sponsor”) acquires or originates mortgages, receivables, loans or other assets that earn income, whether on a one-time or recurring basis (collectively, “income producing assets”), and borrows money on a non-recourse basis against a legally separate pool of loans or other income producing assets. In a typical debt securitization, the originator transfers the loans or income producing assets to a single-purpose, bankruptcy-remote subsidiary (also referred to as a “special purpose entity”), which is established solely for the purpose of holding loans and income producing assets and issuing debt secured by these income producing assets. The special purpose entity completes the borrowing through the issuance of notes secured by the loans or other assets. The special purpose entity may issue the notes in the capital markets to a variety of investors, including banks, non-bank financial institutions and other investors. In each of the 2010 Debt Securitization and the 2014 Debt Securitization, institutional investors purchased the notes issued by the 2010 Issuer and the 2014 Issuer, respectively, in a private placement.

We are subject to certain risks as a result of our indirect interests in the junior notes and membership interests of the 2010 Issuer and our direct interests in the junior notes and membership interests of the 2014 Issuer.
Under the terms of the master loan sale agreement governing the 2010 Debt Securitization, (1) we sold and/or contributed to Holdings all of our ownership interest in our portfolio loans and participations for the purchase price and other consideration set forth in such master loan sale agreement and (2) Holdings, in turn, sold and/or contributed to the 2010 Issuer all of its ownership interest in such portfolio loans and participations for the purchase price and other consideration set forth in such master loan sale agreement. Following these transfers, the 2010 Issuer, and not Holdings or us, held all of the ownership interest in such portfolio loans and participations. As a result of the 2010 Debt Securitization, we held indirectly through Holdings, as of December 31, 2017, the Subordinated 2010 Notes as well as membership interests, which comprise 100% of the equity interests, in the 2010 Issuer and, following the October 20, 2016 refinancing of the Class B 2010 Notes, the Class B-Refi 2010 Notes. Under the terms of the loan sale agreement governing the 2014 Debt Securitization, we sold and/or contributed to the 2014 Issuer all of our ownership interest in our portfolio loans and participations for the purchase price and other consideration set forth in such loan sale agreement. Following this transfer, the 2014 Issuer held all of the ownership interest in such portfolio loans and participations. As a result of the 2014 Debt Securitization and as of December 31, 2017, we held the Class C 2014 Notes as well as all of the membership interests of the 2014 Issuer. As a result, we consolidate the financial statements of Holdings, the 2010 Issuer and the 2014 Issuer, as well as our other subsidiaries, in our consolidated financial statements.
Because each of Holdings, the 2010 Issuer and the 2014 Issuer is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the sale or contribution by us to Holdings and by Holdings to the 2010 Issuer and the sale or contribution by us to the 2014 Issuer did not constitute a taxable event for U.S. federal income tax purposes. If the U.S. Internal Revenue Service were to take a contrary position, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. We may, from time to time, hold asset-backed securities, or the economic equivalent thereof, issued by a securitization vehicle sponsored by another business development company to the extent permitted under the 1940 Act.
The Class B-Refi 2010 Notes, Subordinated 2010 Notes and membership interests in the 2010 Issuer are subordinated obligations of the 2010 Issuer and the Class C-R 2014 Notes are subordinated obligations of the 2014 Issuer and we may not receive cash from the 2010 Issuer or the 2014 Issuer.
The Class B-Refi 2010 Notes are subordinated in priority of payment to the Class A-Refi 2010 Notes issued by the 2010 Issuer and are subject to certain payment restrictions set forth in the indenture governing the 2010 Notes. Therefore, Holdings only receives cash distributions on the Class B-Refi 2010 Notes if the 2010 Issuer has made all cash interest payments in respect of the issued Class A-Refi 2010 Notes, and we only receive cash distributions in respect of our indirect ownership of the 2010 Issuer to the extent that Holdings receives any cash distributions in respect of its direct ownership of the 2010 Issuer. Consequently, to the extent that the value of the 2010 Issuer’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the Class B-Refi 2010 Notes at their redemption could be reduced. In addition, if the 2010 Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the 2010 Debt Securitization, cash would be diverted from the Class B-Refi 2010 Notes to first pay the Class A-Refi 2010 Notes in amounts sufficient to cause such tests to be satisfied.
The Subordinated 2010 Notes are the most junior class of notes issued by the 2010 Issuer, are subordinated in priority of payment to every other class of notes issued by the 2010 Issuer and are subject to certain payment restrictions set forth in the indenture governing the 2010 Notes. Therefore, Holdings only receives cash distributions on the Subordinated 2010 Notes if the 2010 Issuer has made all cash interest payments to all other notes it has issued, and we only receive cash distributions in respect of our indirect ownership of the 2010 Issuer to the extent that Holdings receives any cash distributions in respect of its direct ownership of the 2010 Issuer. The Subordinated 2010 Notes are also unsecured and rank behind all of the secured creditors, known or unknown, of the 2010 Issuer, including the holders of the senior notes it has issued. Consequently, to the extent that the value of the 2010 Issuer’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the Subordinated 2010 Notes at their redemption could be reduced. In addition, if the 2010 Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the 2010 Debt Securitization, cash would be diverted from the Subordinated 2010 Notes to first pay the Class A-Refi 2010 Notes and Class B-Refi 2010 Notes in amounts sufficient to cause such tests to be satisfied.
The membership interests in the 2010 Issuer represent all of the equity interest in the 2010 Issuer. As such, the holder of the membership interests is the residual claimant on distributions, if any, made by the 2010 Issuer after holders of all 2010 Notes have been paid in full on each payment date or upon maturity of such notes under the 2010 Debt Securitization documents. Such payments may be made by the 2010 Issuer only to the extent permitted under the 2010 Debt Securitization documents on any payment date or upon payment in full of the notes issued by the 2010 Issuer.
The Class C-R 2014 Notes are the most junior class of notes issued by the 2014 Issuer, are subordinated in priority of payment to the Class A-R 2014 Notes and the Class B-R 2014 Notes and are subject to certain payment restrictions set forth in the indenture governing the 2014 Notes. Therefore, we only receive cash distributions on the Class C-R 2014 Notes if the 2014 Issuer has made all cash interest payments to all other notes it has issued. Consequently, to the extent that the value of the 2014 Issuer’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the Class C-R 2014 Notes at their redemption could be reduced. If the 2014 Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the 2014 Debt Securitization, cash would be diverted from the Class C-R 2014 Notes to first pay the Class A-R 2014 Notes and Class B-R 2014 Notes in amounts sufficient to cause such tests to be satisfied.
The 2014 Issuer is the residual claimant on funds, if any, remaining after holders of all classes of 2014 Notes have been paid in full on each payment date or upon maturity of such notes under the 2014 Debt Securitization documents. The membership interests in the 2014 Issuer represent all of the equity interest in the 2014 Issuer, and, as the holder of the membership interests, we may receive distributions, if any, only to the extent that the 2014 Issuer makes distributions out of funds remaining after holders of all classes of 2014 Notes have been paid in full on each payment date any amounts due and owing on such payment date or upon maturity of such 2014 Notes. In the event that we fail to receive cash indirectly from the 2010 Issuer or directly from the 2014 Issuer, we could be unable to make such distributions in amounts sufficient to maintain our ability to be subject to tax as a RIC, or at all.
The interests of holders of the senior classes of securities issued by the 2010 Issuer and the 2014 Issuer may not be aligned with our interests.
The Class A-Refi 2010 Notes are the debt obligations ranking senior in right of payment to other securities issued by the 2010 Issuer in the 2010 Debt Securitization. As such, there are circumstances in which the interests of holders of the Class A-Refi 2010 Notes may not be aligned with the interests of holders of the other classes of notes issued by, and membership interests of, the 2010 Issuer. For example, under the terms of the Class A-Refi 2010 Notes, holders of the Class A-Refi 2010 Notes have the right to receive payments of principal and interest prior to holders of the Class B-Refi 2010 Notes, the Subordinated 2010 Notes and the membership interests of the 2010 Issuer.
The Class A-R 2014 Notes are the debt obligations ranking senior in right of payment to other securities issued by the 2014 Issuer in the 2014 Debt Securitization. As such, there are circumstances in which the interests of holders of the Class A-R 2014 Notes may not be aligned with the interests of holders of the other classes of notes issued by, and membership interests of, the 2014 Issuer. For example, under the terms of the Class A-R 2014 Notes, holders of the Class A-R 2014 Notes have the right to receive payments of principal and interest prior to holders of the Class B-R 2014 Notes, the Class C-R 2014 Notes and the 2014 Issuer.
For as long as the Class A-Refi 2010 Notes remain outstanding, holders of the Class A-Refi 2010 Notes comprise the Controlling Class under the 2010 Debt Securitization. If the Class A-Refi 2010 Notes are paid in full, the Class B-Refi 2010 Notes would comprise the Controlling Class under the 2010 Debt Securitization; however, there is no assurance that Holdings will continue to hold the Class B-Refi 2010

Notes, which may be transferred to a third party. For as long as the Class A-R 2014 Notes remain outstanding, holders of the Class A-R 2014 Notes comprise the Controlling Class under the 2014 Debt Securitization. If the Class A-R 2014 Notes are paid in full, the Class B-R 2014 Notes would comprise the Controlling Class under the 2014 Debt Securitization. Holders of the Controlling Class under the 2010 Debt Securitization and 2014 Debt Securitization have the right to act in certain circumstances with respect to the portfolio loans in ways that may benefit their interests but not the interests of holders of more junior classes of notes and membership interests, including by exercising remedies under the indenture in the 2010 Debt Securitization and the 2014 Debt Securitization, as applicable.
If an event of default has occurred and acceleration occurs in accordance with the terms of the indenture for either the 2010 Debt Securitization or the 2014 Debt Securitization, the Controlling Class of such debt securitization, as the most senior class of notes then outstanding in such debt securitization will be paid in full before any further payment or distribution on the more junior classes of notes and membership interests. In addition, if an event of default under the 2010 Debt Securitization or 2014 Debt Securitization, as applicable, occurs, holders of a majority of the Controlling Class of the applicable debt securitization may be entitled to determine the remedies to be exercised under the applicable indenture, subject to the terms of such indenture. For example, upon the occurrence of an event of default with respect to the notes issued by the 2010 Issuer, the trustee or holders of a majority of the Controlling Class may declare the principal, together with any accrued interest, of all the notes of such class and any junior classes to be immediately due and payable. This would have the effect of accelerating the principal on such notes, triggering a repayment obligation on the part of the 2010 Issuer. If at such time the portfolio loans were not performing well, the 2010 Issuer may not have sufficient proceeds available to enable the trustee under the indenture to repay the obligations of holders of the Class B-Refi 2010 Notes or Subordinated 2010 Notes, or to pay a dividend to holders of the membership interests.
Remedies pursued by the Controlling Class could be adverse to the interests of the holders of the notes that are subordinated to the Controlling Class (which would include the Class B-Refi and Subordinated 2010 Notes to the extent the Class A-Refi 2010 Notes constitute the Controlling Class or the Subordinated 2010 Notes to the extent the Class B-Refi 2010 Notes constitute the Controlling Class and the Class C-R 2014 Notes to the extent the Class A-R 2014 Notes or Class B-R 2014 Notes constitute the Controlling Class,), and the Controlling Class will have no obligation to consider any possible adverse effect on such other interests. Thus, we cannot assure you that any remedies pursued by the Controlling Class will be in the best interests of Holdings or us or that Holdings or we will receive any payments or distributions upon an acceleration of the notes. In a liquidation under the 2010 Debt Securitization, the Subordinated 2010 Notes will be deemed to be paid in full once the Class A-Refi 2010 Notes and Class B-Refi 2010 Notes are paid in full. In addition, under the 2010 Debt Securitization, after the Class A-Refi 2010 Notes are paid in full, Holdings will be the only remaining noteholder and may amend the indenture to, among other things, direct the assignment of any remaining assets to other wholly-owned subsidiaries for a price less than the fair market value of such assets with the difference in price to be considered an equity contribution to such subsidiaries. In a liquidation under the 2014 Debt Securitization, the Class C 2014 Notes will be subordinated to payment of the Class A-R 2014 Notes and Class B-R 2014 Notes and may not be paid in full to the extent funds remaining after payment of the Class A-R 2014 Notes and Class B-R 2014 Notes are insufficient. In addition, under the 2014 Debt Securitization, after the Class A-R 2014 Notes and Class B-R 2014 Notes are paid in full, the holder of the Class C-R 2014 Notes will be the only remaining noteholder and may amend the applicable indenture to, among other things, direct the assignment of any remaining assets to other wholly-owned subsidiaries for a price less than the fair market value of such assets with the difference in price to be considered an equity contribution to such subsidiaries. Any failure of the 2010 Issuer or the 2014 Issuer to make distributions on the notes we indirectly or directly hold, whether as a result of an event of default, liquidation or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows and may result in an inability of us to make distributions sufficient to maintain our ability to be subject to tax as a RIC, or at all.
The 2010 Issuer or the 2014 Issuer may fail to meet certain asset coverage tests.
Under the documents governing the 2010 Debt Securitization, there are two asset coverage tests applicable to the Class A-Refi 2010 Notes and Class B-Refi 2010 Notes, and the documents governing the 2014 Debt Securitization provide for the same two asset coverage tests applicable to the Class A-R 2014 Notes, the Class B-R 2014 Notes and the Class C-R 2014 Notes.

The first such test compares the amount of interest received on the portfolio loans held by the 2010 Issuer or the 2014 Issuer, as applicable, to the amount of interest payable in respect of the Class A-Refi 2010 Notes and Class B-Refi 2010 Notes, with respect to the 2010 Issuer and the Class A-R 2014 Notes, the Class B-R 2014 Notes and the Class C-R 2014 Notes, with respect to the 2014 Issuer. To meet this first test, in the case of the 2010 Debt Securitization, interest received on the portfolio loans must equal at least 115% of the interest payable in respect of the notes issued by the 2010 Issuer; and, in the case of the 2014 Debt Securitization, interest received on the portfolio loans must equal at least 120% of the interest payable in respect of the Class A-R 2014 Notes and Class B-R 2014 Notes, taken together, and at least 110% of the interest payable in respect of the Class C-R 2014 Notes.
The second such test compares the principal amount of the portfolio loans of the applicable debt securitization to the aggregate outstanding principal amount of the Class A-Refi 2010 Notes and Class B-Refi 2010 Notes, with respect to the 2010 Debt Securitization, and the Class A-R 2014 Notes, the Class B-R 2014 Notes and the Class C-R 2014 Notes, with respect to the 2014 Debt Securitization. To meet this second test at any time in the case of the 2010 Debt Securitization, the aggregate principal amount of the portfolio loans must equal at least 158% of the outstanding principal amount of the applicable 2010 Notes, taken together. To meet this second test at any time in the case of the 2014 Debt Securitization, the aggregate principal amount of the portfolio loans must equal at least 153.6% of the Class A-R 2014 Notes and the Class B-R 2014 Notes, taken together, and 136.1% of the Class C-R 2014 Notes.
If any asset coverage test with respect to the Class A-Refi 2010 Notes or Class B-Refi 2010 Notes is not met, proceeds from the portfolio of loan investments that otherwise would have been distributed to the holders of the Subordinated 2010 Notes and Holdings will instead be used to redeem first the Class A-Refi 2010 Notes and then the Class B-Refi 2010 Notes, to the extent necessary to satisfy the applicable asset coverage tests on a pro forma basis after giving effect to all payments made in respect of the notes, which we refer to as a mandatory redemption, or to obtain the necessary ratings confirmation. If any asset coverage test with respect to the Class A-R 2014 Notes, the Class B-R 2014 Notes or Class C-R 2014 Notes is not met, proceeds from the portfolio of loan investments that otherwise would have been distributed to the holders of the Class C-R 2014 Notes and the 2014 Issuer will instead be used to redeem first the Class A-R 2014 Notes and then the Class B-R 2014 Notes, to the extent necessary to satisfy the applicable asset coverage tests on a pro forma basis after giving effect to all payments made in respect of the notes, which we refer to as a mandatory redemption, or to obtain the necessary ratings confirmation.
The value of the Class B-R 2014 Notes could be adversely affected by a mandatory redemption because such redemption could result in the applicable notes being redeemed at par at a time when they are trading in the secondary market at a premium to their stated principal amount and when other investments bearing the same rate of interest may be difficult or expensive to acquire. A mandatory redemption could also result in a shorter investment duration than a holder of such notes may have wanted or anticipated, which could, in turn, result in such a holder incurring breakage costs on related hedging transactions. In addition, the reinvestment period under the 2010 Debt Securitization may extend through as late as July 20, 2018, which could affect the value of the collateral securing the Class B-Refi 2010 Notes.
We may be required to assume liabilities of the 2010 Issuer and the 2014 Issuer and are indirectly liable for certain representations and warranties in connection with the 2010 Debt Securitization and 2014 Debt Securitization.
As part of the 2010 Debt Securitization, we entered into a master loan sale agreement under which we would be required to repurchase any loan (or participation interest therein) which was sold to the 2010 Issuer in breach of any representation or warranty made by us with respect to such loan on the date such loan was sold. To the extent we fail to satisfy any such repurchase obligation, the trustee of the 2010 Debt Securitization may, on behalf of the 2010 Issuer, bring an action against us to enforce these repurchase obligations.
The structure of the 2010 Debt Securitization is intended to prevent, in the event of our bankruptcy or the bankruptcy of Holdings, the consolidation of the 2010 Issuer with our operations or those of Holdings. The structure of the 2014 Debt Securitization is intended to prevent, in the event of our bankruptcy, the consolidation of the 2014 Issuer with our operations. If the true sale of the assets in the 2010 Debt Securitization or 2014 Debt Securitization, as applicable, were not respected in the event of our insolvency, a trustee or debtor-in-possession might reclaim the assets of the 2010 Issuer and the 2014 Issuer for our estate. However, in doing so, we would become directly liable for all of the indebtedness then outstanding under the 2010 Debt Securitization and the 2014 Debt Securitization, which would equal the full amount of debt of the 2010 Issuer and the 2014 Issuer reflected on our consolidated balance sheet. In addition, we cannot assure you that the recovery in the event we were consolidated with the 2010 Issuer or 2014 Issuer for purposes of any bankruptcy proceeding would exceed the amount to which we would otherwise be entitled as an indirect holder of the Subordinated 2010 Notes and the holder of the Class C-R 2014 Notes had we not been consolidated with the 2010 Issuer and the 2014 Issuer.
In addition, in connection with each of the 2010 Debt Securitization and the 2014 Debt Securitization, we indirectly gave the lenders certain customary representations with respect to the legal structure of the 2010 Issuer and the 2014 Issuer, respectively, and the quality of the assets transferred to each entity. We remain indirectly liable for any breach of such representations for the life of the 2010 Debt Securitization and the 2014 Debt Securitization, respectively.
The 2010 Issuer may issue additional Subordinated 2010 Notes.
Under the terms of the 2010 Debt Securitization documents, the 2010 Issuer could issue additional Subordinated 2010 Notes and use the net proceeds of such issuance to purchase additional portfolio loans. Any such additional issuance, however, would require the consent of the collateral manager to the 2010 Debt Securitization and the approval of a majority of the Subordinated 2010 Notes. Among the other conditions that must be satisfied in connection with an additional issuance of Subordinated 2010 Notes, the aggregate principal amount of all additional issuances of Subordinated 2010 Notes may not exceed $97 million; the 2010 Issuer must notify each rating agency of such issuance prior to the issuance date; and the terms of the Subordinated 2010 Notes to be issued must be identical to the terms of previously issued Subordinated 2010 Notes (except that all monies due on such additional Subordinated 2010 Notes will accrue from the issue date of such notes and that the prices of such Subordinated 2010 Notes do not have to be identical to those of the initial Subordinated 2010 Notes). We do not expect to cause the 2010 Issuer to issue any additional Subordinated 2010 Notes at this time. We may amend the 2010 Debt Securitization documents from time to time, and without amendment, the 2010 Debt Securitization documents do not provide for additional issuances of Class A-Refi 2010 Notes or Class B-Refi 2010 Notes. The total purchase price for any additional Subordinated 2010 Notes that may be issued may not always equal 100% of the par value of such 2010 Notes, depending on several factors, including fees and closing expenses.
We are subject to risks associated with the Credit Facility.
On July 21, 2011, Funding, our wholly-owned subsidiary, entered into the Credit Facility, a senior secured revolving credit facility. As a result of the Credit Facility, we are subject to a variety of risks, including those set forth below.
Our interests in Funding are subordinated and we may not receive cash on our equity interests from Funding.
We own 100% of the equity interests in Funding. We consolidate the financial statements of Funding in our consolidated financial statements and treat the indebtedness of Funding as our leverage. Our interests in Funding are subordinated in priority of payment to every other obligation of Funding and are subject to certain payment restrictions set forth in the Credit Facility. We receive cash distributions on our equity interests in Funding only if Funding has made all required cash interest payments to the lenders and no default exists under the Credit Facility. We cannot assure you that distributions on the assets held by Funding will be sufficient to make any distributions to us or that such distributions will meet our expectations.
We receive cash from Funding only to the extent that we receive distributions on our equity interests in Funding. Funding may make distributions on its equity interests only to the extent permitted by the payment priority provisions of the Credit Facility. The Credit Facility generally provides that payments on such interests may not be made on any payment date unless all amounts owing to the lenders and other secured parties are paid in full. In addition, if Funding does not meet the asset coverage tests or the interest coverage test set forth in the Credit Facility documents a default would occur. In the event of a default under the Credit Facility documents, cash would be diverted from us to pay the lender and other secured parties in amounts sufficient to cause such tests to be satisfied. In the event that we fail to receive cash from Funding, we could be unable to make distributions to our stockholders in amounts sufficient to maintain our status as a RIC, or at all. We also could be forced to sell investments in portfolio companies at less than their fair value in order to continue making such distributions.
Our equity interests in Funding rank behind all of the secured and unsecured creditors, known or unknown, of Funding, including the lenders in the Credit Facility. Consequently, to the extent that the value of Funding’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, defaulted loans, capital gains and losses on the underlying assets, prepayment or changes in interest rates, the return on our investment in Funding could be reduced. Accordingly, our investment in Funding may be subject to up to 100% loss.
The ability to sell investments held by Funding is limited.
The Credit Facility places significant restrictions on our ability, as servicer, to sell investments. As a result, there may be times or circumstances during which we are unable to sell investments or take other actions that might be in our best interests.
We are subject to risks associated with our SBIC Funds.
As a result of our SBIC Funds, we are subject to a variety of risks, including those set forth below.
Our interests in the SBIC Funds are subordinated and we may not receive cash on our equity interests from either of the SBIC Funds.
We own 100% of the equity interests in SBIC IV, SBIC V and SBIC VI. We consolidate the financial statements of the SBIC Funds in our consolidated financial statements. Our interests in the SBIC Funds are subordinated in priority of payment to the SBA-guaranteed debentures issued by the respective SBIC Fund. We receive cash from SBIC IV, SBIC V and SBIC VI only to the extent that we receive distributions on our equity interests in each such SBIC Fund. Our SBIC Funds may be limited by SBA regulations governing SBICs from making certain distributions to us unless we request a waiver of the SBA restrictions. We cannot assure you that the SBA would grant any such waiver. In the event that we fail to receive cash from our SBIC Funds, we could be unable to make distributions to our stockholders in amounts sufficient to maintain our status as a RIC, or at all. We also could be forced to sell investments in portfolio companies at less than their fair value in order to continue making such distributions.
Our SBIC Funds are licensed by the SBA and are subject to SBA regulations which limit the scope of investments available to the SBIC Funds.
Our wholly-owned subsidiaries, SBIC IV, SBIC V and SBIC VI, received licenses to operate as SBICs under the Small Business Act of 1958, as amended, or the 1958 Act, and are regulated by the SBA. The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies and regulates the types of financings and prohibits investing in certain industries. Compliance with SBIC requirements may cause our SBIC Funds to invest at less competitive rates in order to qualify investments under the SBA regulations.
Further, SBA regulations require that a licensed SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant regulations. If our SBIC Funds fail to comply with applicable regulations, the SBA could, depending on the severity of the violation, limit or prohibit their use of debentures, declare outstanding debentures immediately due and payable, and/or limit them from making new investments. In addition, the SBA could revoke or suspend our SBIC Funds’ licenses for willful or repeated violation of, or willful or repeated failure to observe, any provision of the 1958 Act or any rule or regulation promulgated thereunder. These actions by the SBA could have a material adverse effect on our business, financial condition and results of operations.
Our ability to invest in public companies may be limited in certain circumstances.
To maintain our status as a business development company, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least

70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and investments in distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a common equity market capitalization that is less than $250.0 million at the time of such investment.
We may enter into reverse repurchase agreements, which are another form of leverage.
We may enter into reverse repurchase agreements as part of our management of our temporary investment portfolio. Under a reverse repurchase agreement, we will effectively pledge our assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the fair value of the pledged collateral. At the maturity of the reverse repurchase agreement, we will be required to repay the loan and correspondingly receive back our collateral. While used as collateral, the assets continue to pay principal and interest which are for the benefit of us.
Our use of reverse repurchase agreements, if any, involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remain obligated to purchase. In addition, there is a risk that the market value of the securities retained by us may decline. If a buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we would bear the risk of loss to the extent that the proceeds of such agreements at settlement are less than the fair value of the underlying securities being pledged. In addition, due to the interest costs associated with reverse repurchase agreements, our net asset value would decline, and, in some cases, we may be worse off than if we had not used such agreements.
Adverse developments in the credit markets may impair our ability to enter into new debt financing arrangements.
During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. To the extent these circumstances arise again in the future, it may be difficult for us to finance the growth of our investments on acceptable economic terms, or at all and one or more of our leverage facilities could be accelerated by the lenders.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a business development company or be precluded from investing according to our current business strategy.
As a business development company, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation — Qualifying Assets.”
In the future, we believe that most of our investments will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to business development companies. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to qualify as a business development company would decrease our operating flexibility.
If we do not maintain our status as a business development company, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.
The majority of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.
The majority of our portfolio investments take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by our board of directors, including to reflect significant events affecting the value of our securities. As discussed in more detail under “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows — Critical Accounting Policies,” most, if not all, of our investments (other than cash and cash equivalents) are classified as Level 3 under Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures, as amended, or ASC Topic 820. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which may include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information.
We have retained the services of several independent service providers to review the valuation of these securities. At least once annually, the valuation for each portfolio investment for which a market quote is not readily available is reviewed by an independent valuation firm. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities, including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.
We adjust quarterly the valuation of our portfolio to reflect our board of directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statement of operations as net change in unrealized appreciation or depreciation.
We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the number and size of investments we originate or acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of our performance in future periods.
New or modified laws or regulations governing our operations may adversely affect our business.
We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business. In particular Dodd-Frank impacts many aspects of the financial services industry, and it requires the development and adoption of many implementing regulations over the next several years. The effects of Dodd-Frank on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them and the approaches taken in implementing regulations. In addition, significant U.S. federal tax reform legislation was enacted in 2017 that, among other things, permanently reduces the maximum federal corporate income tax rate, reduces the maximum individual income tax rate (effective for taxable years 2018 through 2025), restricts the deductibility of business interest expense, changes the rules regarding the calculation of net operating loss deductions that may be used to offset taxable income, expands the circumstances in which a foreign corporation will be treated as a “controlled foreign corporation” and, under certain circumstances, requires accrual method taxpayers to recognize income for U.S. federal income tax purposes no later than the income is taken into account as revenue in an applicable financial statement. Although we do not expect any material, negative impact on us and our portfolio companies as a result of this legislation, we are continuing to evaluate. While the impact of Dodd-Frank and the U.S. federal tax reform legislation on us and our portfolio companies may not be known for an extended period of time, Dodd-Frank and the U.S. federal tax reform, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.
Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to our strategies and plans and may shift our investment focus from the areas of expertise of GC Advisors to other types of investments in which GC Advisors may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment. If we invest in commodity interests in the future, GC Advisors may determine not to use investment strategies that trigger additional regulation by the U.S. Commodity Futures Trading Commission, or CFTC, or may determine to operate subject to CFTC regulation, if applicable. If we or GC Advisors were to operate subject to CFTC regulation, we may incur additional expenses and would be subject to additional regulation.
In addition, certain regulations applicable to debt securitizations implementing credit risk retention requirements that have taken effect or will take effect in both the U.S. and in Europe may adversely affect certain amendments to or new issuances by the 2010 Debt Securitization or the 2014 Debt Securitization and may adversely affect or prevent us from entering into any future securitization transaction. As a business development company, we may be limited in our ability to enter into securitization transactions or amend our existing debt securitizations due to the interplay of the 1940 Act restrictions on principal and joint transactions and the U.S. risk retention rules adopted pursuant to Section 941 of Dodd-Frank that became effective on December 24, 2016. The impact of these risk retention rules on the loan securitization market are uncertain, and such rules may cause an increase in our cost of funds under or may prevent us from completing any future securitization transactions or certain amendments to or new issuances by our existing debt securitizations. U.S. risk retention rules adopted pursuant to Section 941 of Dodd-Frank, or the U.S. Risk Retention Rules, require the sponsor (directly or through a majority-owned affiliate) of a debt securitization subject to such rules, such as collateralized loan obligations, in the absence of an exemption, to retain an economic interest in the credit risk of the assets being securitized in the form of an eligible horizontal residual interest, an eligible vertical interest, or a combination thereof, in accordance with the requirements of the U.S. Risk Retention Rules. We currently use the 2010 Debt Securitization and 2014 Debt Securitization as a source of long-term balance sheet financing for portfolios of middle-market loans. Generally, the financing costs associated with debt securitizations of this type are significantly more favorable than the financing costs we would incur in connection with a traditional senior secured credit facility. However, we cannot assure you that the SEC or any other regulatory authority will modify such regulations or provide administrative guidance that would permit us to enter into securitizations, whether on a timely basis or at all. Given the more attractive financing costs associated with these types of debt securitization as opposed to other types of financing available (such as traditional senior secured facilities), this may, in turn, increase our financing costs. Any associated increase in financing costs would ultimately be borne by our common stockholders.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.
Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.
Our board of directors has the authority, except as otherwise provided in the 1940 Act, to modify or waive our investment objective and certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company. Under Delaware law, we also cannot be dissolved without prior stockholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, operating results and the price of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.
Provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse effect on the price of our securities.
The General Corporation Law of the State of Delaware, or the DGCL, contains provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers. These provisions and others also may have the effect of deterring hostile takeovers or delaying changes in control or management. We are subject to Section 203 of the DGCL, the application of which is subject to any applicable requirements of the 1940 Act. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. If our board of directors does not approve a business combination, Section 203 of the DGCL may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.
We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our certificate of incorporation classifying our board of directors in three classes serving staggered three-year terms, and provisions of our certificate of incorporation authorizing our board of directors to classify or reclassify shares of our preferred stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our certificate of incorporation, without stockholder approval, in certain instances. These provisions, as well as other provisions of our certificate of incorporation and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our securityholders.
GC Advisors can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
GC Advisors has the right to resign under the Investment Advisory Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If GC Advisors resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition, results of operations and cash flows as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by GC Advisors and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.
The Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
The Administrator has the right to resign under the Administration Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by the Administrator. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.
We incur significant costs as a result of being a publicly traded company.
As a publicly traded company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, and other rules implemented by the SEC.
Our compliance with Section 404 of the Sarbanes-Oxley Act involves significant expenditures, and non-compliance with Section 404 of the Sarbanes-Oxley Act would adversely affect us and the market price of our common stock.
We are required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC. As a result, we incur expenses that may negatively impact our financial performance and our ability to make distributions. This process also results in a diversion of management’s time and attention. We cannot ensure that our evaluation, testing and remediation process is effective or that our internal control over financial reporting will be effective. In the event that we are unable to maintain compliance with Section 404 of the Sarbanes-Oxley Act and related rules, we and the market price of our securities would be adversely affected.
We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends and other distributions.
Our business depends on the communications and information systems of GC Advisors and its affiliates. These systems are subject to potential attacks, including through adverse events that threaten the confidentiality, integrity or availability of our information resources (i.e., cyber incidents). These attacks could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption and result in disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships, any of which could, in turn, have a material adverse effect on our operating results and negatively affect the market price of our securities and our ability to pay dividends and other distributions to our securityholders. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by GC Advisors and third-party service providers.
Risks Relating to Our Investments
Economic recessions or downturns could impair our portfolio companies and defaults by our portfolio companies will harm our operating results.
Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render managerial assistance to the borrower.
Our debt investments may be risky and we could lose all or part of our investments.
The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal.
Our investments in leveraged portfolio companies may be risky, and you could lose all or part of your investment.
Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.
Our investments in private and middle-market portfolio companies are risky, and you could lose all or part of your investment.
Investment in private and middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and we rely on the ability of GC Advisors’ investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If GC Advisors is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and we may lose money on our investments. Middle-market companies generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. Middle-market companies may have limited financial resources, may have difficulty accessing the capital markets to meet future capital needs and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, directors and GC Advisors may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.
The lack of liquidity in our investments may adversely affect our business.
We may invest all of our assets in illiquid securities, and a substantial portion of our investments in leveraged companies are and will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, GC Advisors, Golub Capital or any of its affiliates have material nonpublic information regarding such portfolio company.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.
As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our board of directors. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:
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a comparison of the portfolio company’s securities to publicly traded securities;

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the enterprise value of the portfolio company;

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the nature and realizable value of any collateral;

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the portfolio company’s ability to make payments and its earnings and discounted cash flow;

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the markets in which the portfolio company does business; and

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changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our portfolio companies may prepay loans, which may reduce our yields if capital returned cannot be invested in transactions with equal or greater expected yields.
The loans in our investment portfolio may be prepaid at any time, generally with little advance notice. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change, we do not know when, and if, prepayment may be possible for each portfolio company. In some cases, the prepayment of a loan may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, which could have a material adverse effect on our business, financial condition and results of operations.
Our portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interests rates may make it more difficult for portfolio companies to make periodic payments on their loans.
Our portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity. This risk and the risk of default is increased to the extent that the loan documents do not require the portfolio companies to pay down the outstanding principal of such debt prior to maturity. In addition, if general interest rates rise, there is a risk that our portfolio companies will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. Any failure of one or more portfolio companies to repay or refinance its debt at or prior to maturity or the inability of one or more portfolio companies to make ongoing payments following an increase in contractual interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We have not yet identified the portfolio company investments we will acquire.
While we currently hold a portfolio of investments, we have not yet identified additional potential investments for our portfolio that we will acquire with the proceeds of any offering of securities pursuant to this prospectus or repayments of investments currently in our portfolio. Privately negotiated investments in illiquid securities or private middle-market companies require substantial due diligence and structuring, and we cannot assure you that we will achieve our anticipated investment pace. As a result, you will be unable to evaluate any future portfolio company investments prior to purchasing our shares of common stock. Additionally, GC Advisors selects all of our investments, and our stockholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our securities. We anticipate that we will use substantially all of the net proceeds of any offering of our securities within approximately six months following the completion of any offering of our securities, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. Until such appropriate investment opportunities can be found, we may also invest the net proceeds in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. We expect these temporary investments to earn yields substantially lower than the income that we expect to receive in respect of our targeted investment types. As a result, any distributions we make during this period may be substantially smaller than the distributions that we expect to pay when our portfolio is fully invested.
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.
Our portfolio may be concentrated in a limited number of portfolio companies and industries. As a result, the aggregate returns we realize may be significantly and adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. For example, although we classify the industries of our portfolio companies by end-market (such as healthcare or business services) and not by the products or services (such as software) directed to those end-markets, many of our portfolio companies principally provide software products or services, which exposes us to downturns in that sector. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.
We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.
Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs of a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.
Depending on the facts and circumstances of our investments and the extent of our involvement in the management of a portfolio company, upon the bankruptcy of a portfolio company, a bankruptcy court may recharacterize our debt investments as equity interests and subordinate all or a portion of our claim to that of other creditors. This could occur even though we may have structured our investment as senior debt.
Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:
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increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;

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exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

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preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful portfolio company. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because of regulatory or other considerations. Our ability to make follow-on investments may also be limited by GC Advisors’ allocation policy.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.
To the extent we do not hold controlling equity positions in our portfolio companies, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies and such portfolio companies may not generate sufficient cash flow to service their debt obligations to us.
We have invested a portion of our capital in second lien and subordinated loans issued by our portfolio companies and intend to continue to do so in the future. Our portfolio companies may have, or be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. Such subordinated investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. These debt instruments would usually prohibit the portfolio companies from paying interest on or repaying our investments in the event of and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us where we are junior creditor. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Additionally, certain loans that we make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.
We have made in the past, and may make in the future, unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on a portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all loans secured by collateral. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
The rights we may have with respect to the collateral securing any junior priority loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:
•
the ability to cause the commencement of enforcement proceedings against the collateral;

•
the ability to control the conduct of such proceedings;

•
the approval of amendments to collateral documents;

•
releases of liens on the collateral; and

•
waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights as junior lenders are adversely affected.
The disposition of our investments may result in contingent liabilities.
A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.
GC Advisors’ liability is limited, and we have agreed to indemnify GC Advisors against certain liabilities, which may lead GC Advisors to act in a riskier manner on our behalf than it would when acting for its own account.
Under the Investment Advisory Agreement and the collateral management agreements for each of the 2010 Debt Securitization and the 2014 Debt Securitization, GC Advisors does not assume any responsibility to us other than to render the services called for under those agreements, and it is not responsible for any action of our board of directors in following or declining to follow GC Advisors’ advice or recommendations. Under the terms of the Investment Advisory Agreement and each of the collateral management agreements, GC Advisors, its officers, members, personnel, and any person controlling or controlled by GC Advisors are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement and the collateral management agreements, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of GC Advisors’ duties under the Investment Advisory Agreement and the collateral management agreements. In addition, we have agreed to indemnify GC Advisors and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement and the collateral management agreements, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement and the collateral management agreements. These protections may lead GC Advisors to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may be subject to risks under hedging transactions and may become subject to risks if we invest in foreign securities.
As of December 31, 2017, we were invested in the securities of one non-U.S. company. Securities issued by non-U.S. companies are not “qualifying assets” under the 1940 Act, and we may invest in non-U.S. companies, including emerging market issuers, to the limited extent such investments are permitted under the 1940 Act. We expect that these investments would focus on the same types of investments that we make in U.S. middle-market companies and accordingly would be complementary to our overall strategy and enhance the diversity of our holdings. Investing in securities of emerging market issuers involves many risks including economic, social, political, financial, tax and security conditions in the emerging market, potential inflationary economic environments, regulation by foreign governments, different accounting standards and political uncertainties. Economic, social, political, financial, tax and security conditions also could negatively affect the value of emerging market companies. These factors could include changes in the emerging market government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities and the possibility of fluctuations in the rate of exchange between currencies.
We have engaged in and, in the future, may engage in hedging transactions to the limited extent such transactions are permitted under the 1940 Act and applicable commodities laws. Engaging in hedging transactions or investing in foreign securities would entail additional risks to our stockholders. We could, for example, use instruments such as interest rate swaps, caps, collars and floors and, if we were to invest in foreign securities, we could use instruments such as forward contracts or currency options and borrow under a credit facility in currencies selected to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price. Use of a hedging transaction could involve counterparty credit risk.
The success of any hedging transaction we may enter into will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into hedging transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to (or be able to) establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. Our ability to engage in hedging transactions may also be adversely affected by rules adopted by the CFTC.
We may not realize gains from our equity investments.
When we invest in one stop, second lien and subordinated loans, we may acquire warrants or other equity securities of portfolio companies as well. We may also invest in equity securities directly. To the extent we hold equity investments, we will attempt to dispose of them and realize gains upon our disposition of them. However, the equity interests we receive may not appreciate in value and may decline in value. As a result, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Risks Relating to Offerings Pursuant to this Prospectus
Investing in our securities may involve an above average degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our securities may not be suitable for someone with lower risk tolerance.
Shares of closed-end investment companies, including business development companies, often trade at a discount to their net asset value.
Shares of closed-end investment companies, including business development companies, may trade at a discount from net asset value. This characteristic of closed-end investment companies and business development companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade at, above or below net asset value.
There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.
We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a business development company, we may be limited in our ability to make distributions. If we declare a dividend and if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to sell some of our investments in order to make cash dividend payments. To the extent we make distributions to stockholders that include a return of capital, such portion of the distribution essentially constitutes a return of the stockholder’s investment. Although such return of capital may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the future sale of our common stock. Although such return of capital may not be taxable, such distributions would generally decrease a stockholder’s basis in our common stock and may therefore increase such stockholder’s tax liability for capital gains upon the future sale of such stock. A return of capital distribution may cause a stockholder to recognize a capital gain from the sale of our common stock even if the stockholder sells its shares for less than the original purchase price.
The market price of our securities may fluctuate significantly.
The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:
•
significant volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of the companies;

•
changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs and business development companies;

•
loss of our qualification as a RIC or business development company;

•
changes in market interest rates and decline in the prices of debt;

•
changes in earnings or variations in operating results;

•
changes in the value of our portfolio investments;

•
changes in accounting guidelines governing valuation of our investments;

•
any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•
departure of GC Advisors’ or any of its affiliates’ key personnel;

•
operating performance of companies comparable to us;

•
general economic trends and other external factors; and

•
loss of a major funding source.

If we issue preferred stock, debt securities or convertible debt securities, the net asset value and market value of our common stock may become more volatile.
We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock, debt securities or convertible debt would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This decline in net asset value would also tend to cause a greater decline in the market price for our common stock.
There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock, debt securities, convertible debt or units or of a downgrade in the ratings of the preferred stock, debt securities, convertible debt or units or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund redemption of some or all of the preferred stock, debt securities or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt or any combination of these securities. Holders of preferred stock, debt securities or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.
We are a holding company and depend on payments from our subsidiaries in order to make payments on any debt securities that we may issue as well as to pay dividends on our common stock. Any debt securities that we issue will be structurally subordinated to the obligations of our subsidiaries.
We are a holding company and fund a majority of our investments through wholly-owned subsidiaries, and a majority of the assets that we hold directly are the equity interests in such subsidiaries, including the Subordinated Notes. We depend upon the cash flow from our subsidiaries and the receipt of funds from them in the form of payments on the Subordinated Notes, dividends, and other distributions, any of which may be subject to restriction or limitations based on the organizational documents of the subsidiaries and the agreements governing the debt of any such subsidiary. In addition, because we are a holding company, any debt securities that we issue will be structurally subordinated to the obligations of our subsidiaries. In the event that one of our subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, its assets will be used first to satisfy the claims of its creditors. Consequently, any claim by us or our creditors, including holders of any debt securities that we may issue, against any subsidiary will be structurally subordinated to all of the claims of the creditors of such subsidiary. We cannot assure security holders that they will receive any payments required to be made under the terms of any debt securities that we may issue, dividends or other distributions.
Holders of any preferred stock that we may issue will have the right to elect members of the board of directors and have class voting rights on certain matters.
The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred stockholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes.
Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.
In the event we issue subscription rights, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering.
In addition, if the subscription price is less than the net asset value per share of our common stock, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Such dilution could be substantial.
These dilutive effects may be exacerbated if we were to conduct multiple subscription rights offerings, particularly if such offerings were to occur over a short period of time. In addition, subscription rights offerings and the prospect of future subscription rights offerings may create downward pressure on the secondary market price of our common stock due to the potential for the issuance of shares at a price below our net asset value, without a corresponding change to our net asset value.
Our stockholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.
All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are automatically reinvested in shares of our common stock. As a result, our stockholders that do not participate in our dividend reinvestment plan will experience dilution in their ownership percentage of our common stock over time.
The trading market or market value of our publicly issued debt securities may fluctuate.
Our publicly issued debt securities may or may not have an established trading market. We cannot assure you that a trading market for our publicly issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities. These factors include, but are not limited to, the following:
•
the time remaining to the maturity of these debt securities;

•
the outstanding principal amount of debt securities with terms identical to these debt securities;

•
the ratings assigned by national statistical ratings agencies;

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the general economic environment;

•
the supply of debt securities trading in the secondary market, if any;

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the redemption or repayment features, if any, of these debt securities;

•
the level, direction and volatility of market interest rates generally; and

•
market rates of interest higher or lower than rates borne by the debt securities.

You should also be aware that there may be a limited number of buyers when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.
Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.
If your debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if your debt securities are subject to mandatory redemption, we may be required to redeem your debt securities also at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as your debt securities being redeemed.
Our credit ratings may not reflect all risks of an investment in our debt securities.
Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.
Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.
Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:
•
our future operating results;

•
our business prospects and the prospects of our portfolio companies;

•
the effect of investments that we expect to make and the competition for those investments;

•
our contractual arrangements and relationships with third parties;

•
actual and potential conflicts of interest with GC Advisors and other affiliates of Golub Capital;

•
the dependence of our future success on the general economy and its effect on the industries in which we invest;

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the ability of our portfolio companies to achieve their objectives;

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the use of borrowed money to finance a portion of our investments;

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the adequacy of our financing sources and working capital;

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the timing of cash flows, if any, from the operations of our portfolio companies;

•
general economic and political trends and other external factors;

•
the ability of GC Advisors to locate suitable investments for us and to monitor and administer our investments;

•
the ability of GC Advisors or its affiliates to attract and retain highly talented professionals;

•
our ability to qualify and maintain our qualification as a RIC and as a business development company;

•
general price and volume fluctuations in the stock markets;

•
the impact on our business of Dodd-Frank and the rules and regulations issued thereunder and any actions toward repeal thereof; and

•
the effect of changes to tax legislation and our tax position.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth as “Risk Factors” and elsewhere in this prospectus.
We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from historical performance. You are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. This prospectus contains statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.
You should understand that, under Sections 27A(b)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus, any prospectus supplement or in periodic reports we file under the Exchange Act.

USE OF PROCEEDS
Unless otherwise specified in a prospectus supplement, we intend to use all or substantially all of the net proceeds from the sale of our securities to invest in portfolio companies in accordance with our investment objective and strategies and for general corporate purposes. We expect that our new investments will consist primarily of one stop and other senior secured loans. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses relating to potential new investments, from the net proceeds of any offering of our securities. We may also use a portion of the net proceeds from the sale of our securities to repay amounts outstanding under our Credit Facility, which bore an annual interest rate of 3.71% (i.e., one-month LIBOR plus 2.15% per annum) on the outstanding balance of  $110.3 million as of December 31, 2017 and matures on September 28, 2022.
We anticipate that we will use substantially all of the net proceeds of an offering for the above purposes within approximately six months after the completion of any offering of our securities, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you that we will achieve our targeted investment pace.
Until appropriate investment opportunities can be found, we may also invest the net proceeds of any offering of our securities primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our targeted investment types and, accordingly, may result in lower distributions, if any, during such period. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in lower yielding interest-bearing deposits or other short-term instruments. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

DISTRIBUTIONS
To the extent that we have income available, we intend to make quarterly distributions to our stockholders. Our quarterly distributions, if any, are determined by our board of directors. Any distributions to our stockholders will be declared out of assets legally available for distribution.
We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. To maintain RIC qualification, we must distribute dividends to our stockholders in respect of each tax year of an amount generally at least equal to 90% of our investment company taxable income, determined without regard to any deduction for dividends paid. In addition, we are subject to distribution requirements under U.S. federal excise tax rules for each calendar year. If we do not meet the required distributions we will be subject to a 4% nondeductible federal excise tax on the undistributed amount.
The following table reflects the cash distributions, including dividends and returns of capital, if any, per share that we have paid on our common stock since October 1, 2015.
		Distributions Declared
Record Dates	Payment Dates	Per Share	Dollar amount
		(in thousands except per share data)
Fiscal year ended September 30, 2016
December 11, 2015	December 29, 2015	$0.32	$16,416
March 7, 2016	March 30, 2016	0.32	16,442
June 6, 2016	June 29, 2016	0.32	16,484
September 5, 2016	September 29, 2016	0.32	17,537
Fiscal year ending September 30, 2017
December 12, 2016	December 29, 2016	0.57(1)	31,384
March 7, 2017	March 30, 2017	0.32	17,676
June 6, 2017	June 29, 2017	0.32	18,357
September 6, 2017	September 29, 2017	0.32	19,026
Fiscal year ending September 30, 2018
December 12, 2017	December 28, 2017	0.40(2)	23,831
March 8, 2018	March 30, 2018	0.32	19,117
Total		$3.53	$196,270

(1)
Includes a special distribution of  $0.25 per share.

(2)
Includes a special distribution of  $0.08 per share.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.” We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we will be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.
Unless you elect to receive your distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid to GC Advisors. See “Dividend Reinvestment Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data of Golub Capital BDC as of and for the years ended September 30, 2017 and 2016 is derived from the consolidated financial statements that have been audited by Ernst & Young LLP, independent registered public accounting firm. The following selected consolidated financial data of Golub Capital BDC as of and for the years ended September 30, 2015, 2014 and 2013 is derived from the consolidated financial statements that have been audited by RSM US LLP, independent registered public accounting firm. Golub Capital BDC’s consolidated financial statements for the three-month periods ended December 31, 2017 and 2016 are unaudited. However, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation have been made. Interim results may be subject to significant quarterly variations and may not be indicative of the results of operations to be expected for a full fiscal year. The financial data should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows” included elsewhere in this prospectus.
	Golub Capital BDC
	As of and for the three months ended December 31,		As of and for the years ended September 30,
	2017	2016	2017	2016	2015	2014	2013
	(unaudited)	(unaudited)	(In thousands, except per share data)
Statement of Operations Data:
Total investment income	$36,450	$33,849	$137,764	$127,871	$119,968	$109,526	$83,774
Base management fee	5,930	5,837	23,815	22,020	20,330	17,053	11,749
Incentive fee	2,871	2,091	7,560	7,266	10,226	10,128	9,844
Interest and other debt financing expenses	7,714	7,606	31,534	27,724	24,510	20,227	12,427
All other expenses	1,424	1,362	5,309	5,881	5,905	5,583	5,359
Net investment income	18,511	16,953	69,546(1)	64,980(1)	58,997	56,535	44,395
Net realized gain (loss) on investments and derivative instruments	481	907	9,402	6,254	9,354	5,384	(1,363)
Net change in unrealized appreciation (depreciation) on investments, derivative instruments and secured borrowings	2,323	1,124	3,340	(2,030)	2,440	3,469	3,488
Net increase (decrease) in net assets resulting from operations	21,315	18,984	82,288	69,204	70,791	65,388	46,520
Per share data:
Net asset value	$16.04	$15.74	$16.08	$15.96	$15.80	$15.55	$15.21
Net investment income	0.31	0.31(1)	1.23(1)	1.25(1)	1.20	1.26	1.29
Net realized gain (loss) on investments and derivative instruments	0.01	0.01	0.16	0.12	0.19	0.11	(0.04)
Net change in unrealized appreciation (depreciation) on investments, derivative instruments and secured borrowings	0.04	0.02	0.06	(0.04)	0.05	0.07	0.10
Net increase (decrease) in net assets resulting from operations	0.36	0.34	1.45	1.33	1.44	1.44	1.35
Per share distributions declared	0.40	0.57	1.53	1.28	1.28	1.28	1.28
From net investment income	0.35	0.55	1.51	1.04	1.18	1.28	1.15
From capital gains	0.05	0.02	0.02	0.24	0.10	—	—
From return of capital	—	—	—	—	—	—	0.13
Dollar amount of distributions declared	23,831	31,384	86,443	66,879	62,969	57,823	45,394
From net investment income	20,852	30,265	85,304	54,461	58,152	57,823	40,605
From capital gains	2,979	1,119	1,139	12,418	4,817	—	—
From return of capital	—	—	—	—	—	—	4,789

	Golub Capital BDC
	As of and for the three months ended December 31,		As of and for the years ended September 30,
	2017	2016	2017	2016	2015	2014	2013
	(unaudited)	(unaudited)	(In thousands, except per share data)
Balance Sheet data at period end:
Investments, at fair value	$1,723,372	$1,696,302	$1,685,015	$1,660,612	$1,529,784	$1,347,612	$1,024,645
Cash, restricted cash and cash equivalents	77,130	71,725	62,558	89,540	97,484	79,943	54,717
Other assets	6,825	6,059	6,603	6,357	6,158(2)	6,318(2)	4,552(2)
Total assets	1,807,327	1,774,086	1,754,176	1,756,509	1,633,426(2)	1,433,873(2)	1,083,914(2)
Total debt	828,300	889,962	781,100	865,175	813,605	697,539	420,909
Total liabilities	849,025	904,516	796,230	877,684	822,556(2)	701,134(2)	425,678(2)
Total net assets	958,302	869,570	957,946	878,825	810,870	732,739	658,236
Other data:
Weighted average yield on income producing investments at fair value(3)	7.9%	7.7%	7.8%	7.6%	7.8%	8.3%	9.1%
Number of portfolio companies at period end	190	182	185	183	164	145	135

(1)
Net investment income for the years ended September 30, 2017 and 2016 is shown after a net expense of  $17,000 and $333,000, respectively, for U.S. federal excise tax. Net investment income for the three months ended December 31, 2016 is shown after a net expense of  $10,000 for U.S. federal excise tax.

(2)
On October 1, 2015, we adopted Accounting Standards Update, or ASU, 2015-03 which requires that debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the carrying amount of the debt liability rather than as an asset. Adoption of ASU 2015-03 requires the changes to be applied retrospectively.

(3)
Weighted average yield on income producing investments is computed by dividing (a) income from interest, including subordinated notes in SLF, and fees excluding amortization of capitalized fees and discounts on accruing loans and debt securities by (b) total income producing investments at fair value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS
The following discussion and analysis of our financial condition, results of operations and cash flows should be read in conjunction with “Selected Consolidated Financial Data” and the financial statements and the related notes thereto of us appearing elsewhere in this prospectus. The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Overview
We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, for U.S. federal income tax purposes, we have elected to be treated as a RIC under the Code. As a business development company and a RIC, we are also subject to certain constraints, including limitations imposed by the 1940 Act and the Code.
Our shares are currently listed on The Nasdaq Global Select Market under the symbol “GBDC”.
Our investment objective is to generate current income and capital appreciation by investing primarily in one stop and other senior secured loans of U.S. middle-market companies. We may also selectively invest in second lien and subordinated loans of, and warrants and minority equity securities in U.S. middle-market companies. We intend to achieve our investment objective by (1) accessing the established loan origination channels developed by Golub Capital, a leading lender to U.S. middle-market companies with over $20.0 billion in capital under management as of December 31, 2017, (2) selecting investments within our core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom Golub Capital has invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.
Our investment activities are managed by GC Advisors and supervised by our board of directors of which a majority of the members are independent of us, GC Advisors and its affiliates.
Under the Investment Advisory Agreement, which was most recently reapproved by our board of directors in May 2017, we have agreed to pay GC Advisors an annual base management fee based on our average adjusted gross assets as well as an incentive fee based on our investment performance. Under the Administration Agreement, we are provided with certain administrative services by the Administrator, which is currently Golub Capital LLC.
Under the Administration Agreement, we have agreed to reimburse the Administrator for our allocable portion (subject to the review and approval of our independent directors) of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement.
We seek to create a portfolio that includes primarily one stop and other senior secured loans by primarily investing approximately $5.0 million to $30.0 million of capital, on average, in the securities of U.S. middle-market companies. We may also selectively invest more than $30.0 million in some of our portfolio companies and generally expect that the size of our individual investments will vary proportionately with the size of our capital base.
We generally invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which may be referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. In addition, many of our debt investments have floating interest rates that reset on a periodic basis and typically do not fully pay down principal prior to maturity, which may increase our risk of losing part or all of our investment.

As of December 31, 2017 and September 30, 2017 and 2016, our portfolio at fair value was comprised of the following:
	As of December 31, 2017		As of September 30, 2017		As of September 30, 2016
Investment Type	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments
Senior secured	$193,459	11.2%	$195,029	11.6%	$162,849	9.8%
One stop	1,380,000	80.1	1,334,084	79.2	1,304,467	78.5
Second lien	9,435	0.6	9,434	0.6	27,909	1.7
Subordinated debt	60	0.0*	59	0.0*	1,427	0.1
Subordinated notes in SLF(1)(2)	—	—	—	—	77,301	4.7
LLC equity interests in SLF(2)	91,591	5.3	95,015	5.6	26,927	1.6
Equity	48,827	2.8	51,394	3.0	59,732	3.6
Total	$1,723,372	100.0%	$1,685,015	100.0%	$1,660,612	100.0%

*
Represents an amount less than 0.1%.

(1)
On December 30, 2016, SLF issued a capital call in an aggregate amount of  $89.9 million the proceeds of which were used to redeem in full the outstanding balance on the subordinated notes previously issued by SLF and terminate all remaining subordinated note commitments.

(2)
Proceeds from the subordinated notes and LLC equity interests invested in SLF were utilized by SLF to invest in senior secured loans.

One stop loans include loans to technology companies undergoing strong growth due to new services, increased adoption and/or entry into new markets. We refer to loans to these companies as late stage lending loans. Other targeted characteristics of late stage lending businesses include strong customer revenue retention rates, a diversified customer base and backing from growth equity or venture capital firms. In some cases, the borrower’s high revenue growth is supported by a high level of discretionary spending. As part of the underwriting of such loans and consistent with industry practice, we may adjust our characterization of the earnings of such borrowers for a reduction or elimination of such discretionary expenses, if appropriate. As of December 31, 2017 and September 30, 2017 and 2016, one stop loans included $151.8 million, $138.6 million and $128.4 million, respectively, of late stage lending loans at fair value.
As of December 31, 2017 and September 30, 2017, 2016 and 2015, we had debt and equity investments in 190, 185, 183 and 164 portfolio companies, respectively, and investments in subordinated notes and LLC equity interests in SLF.
The following table shows the weighted average income yield and weighted average investment income yield of our income producing debt investments, which represented nearly 100% of our debt investments, as well as the total return, based on the change in the quoted market price of our stock and assuming distributions were reinvested in accordance with our dividend reinvestment plan, and the total return based on our average net asset value, in each case for the three months ended December 31, 2017 and 2016 and for the years ended September 30, 2017, 2016 and 2015:
	For the three months ended December 31,		For the years ended September 30,
	2017	2016	2017	2016	2015
Weighted average annualized income yield(1)(2)	7.9%	7.7%	7.8%	7.6%	7.8%
Weighted average annualized investment income yield(1)(3)	8.5%	8.1%	8.4%	8.2%	8.4%
Total return based on average net asset value(4)	8.81%*	8.57%*	9.08%	8.39%	9.19%
Total return based on market value(5)	(1.09)%*	2.24%*	10.23%	25.36%	8.21%

*
Annualized for periods of less than one year.

(1)
For the three months ended December 31, 2017, weighted average annualized income yield and weighted average annualized investment income yield do not reflect interest income from subordinated notes in SLF, which were redeemed on December 30, 2016.

(2)
Represents income from interest, including subordinated notes in SLF, and fees excluding amortization of capitalized fees and discounts divided by the average fair value of earning portfolio company investments, and does not represent a return to any investor in us.

(3)
Represents income from interest, including subordinated notes in SLF, fees and amortization of capitalized fees and discounts divided by the average fair value of earning portfolio investments, and does not represent a return to any investor in us.

(4)
Total return based on average net asset value is calculated as (a) the net increase in net assets resulting from operations divided (b) the daily average of total net assets. Total return does not include sales load.

(5)
Total return based on market value assumes distributions are reinvested in accordance with the dividend reinvestment plan. Total return does not include sales load.

Revenues:   We generate revenue in the form of interest and fee income on debt investments and capital gains and distributions, if any, on portfolio company investments that we originate or acquire. Our debt investments, whether in the form of senior secured, one stop, second lien or subordinated loans, typically have a term of three to seven years and bear interest at a fixed or floating rate. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also reflects the proceeds of sales of securities. In some cases, our investments provide for deferred interest payments or PIK interest. The principal amount of loans and any accrued but unpaid interest generally become due at the maturity date. In addition, we may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums on loans as fee income. For additional details on revenues, see “— Critical Accounting Policies — Revenue Recognition”.
We recognize realized gains or losses on investments based on the difference between the net proceeds from the disposition and the amortized cost basis of the investment or derivative instrument, without regard to unrealized gains or losses previously recognized. We record current period changes in fair value of investments and derivative instruments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the Consolidated Statements of Operations.
Significant U.S. federal tax reform legislation was recently enacted that, among other things, permanently reduces the maximum federal corporate income tax rate, reduces the maximum individual income tax rate (effective for taxable years 2018 through 2025), restricts the deductibility of business interest expense, changes the rules regarding the calculation of net operating loss deductions that may be used to offset taxable income, expands the circumstances in which a foreign corporation will be treated as a “controlled foreign corporation” and, under certain circumstances, requires accrual method taxpayers to recognize income for U.S. federal income tax purposes no later than the income is taken into account as revenue in an applicable financial statement. Although we do not expect any material, negative impact on us and our portfolio companies as a result of this legislation, we are continuing to evaluate.
Expenses:   Our primary operating expenses include the payment of fees to GC Advisors under the Investment Advisory Agreement and interest expense on our outstanding debt. We bear all other out-of-pocket costs and expenses of our operations and transactions, including:
•
calculating our NAV (including the cost and expenses of any independent valuation firm);

•
fees and expenses incurred by GC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments, which fees and expenses may include, among other items, due diligence reports, appraisal reports, any studies that may be commissioned by GC Advisors and travel and lodging expenses;

•
expenses related to unsuccessful portfolio acquisition efforts;

•
offerings of our common stock and other securities;

•
administration fees and expenses, if any, payable under the Administration Agreement (including payments based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief compliance officer, chief financial officer and their respective staffs);

•
fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments in portfolio companies, including costs associated with meeting financial sponsors;

•
transfer agent, dividend agent and custodial fees and expenses;

•
U.S. federal and state registration and franchise fees;

•
all costs of registration and listing our shares on any securities exchange;

•
U.S. federal, state and local taxes;

•
independent directors’ fees and expenses;

•
costs of preparing and filing reports or other documents required by the SEC or other regulators;

•
costs of any reports, proxy statements or other notices to stockholders, including printing costs;

•
costs associated with individual or group stockholders;

•
costs associated with compliance under the Sarbanes-Oxley Act;

•
our allocable portion of any fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•
direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;

•
proxy voting expenses; and

•
all other expenses incurred by us or the Administrator in connection with administering our business.

We expect our general and administrative expenses to be relatively stable or decline as a percentage of total assets during periods of asset growth and to increase during periods of asset declines.
GC Advisors, as collateral manager for the 2010 Issuer under the 2010 Collateral Management Agreement, is entitled to receive an annual fee in an amount equal to 0.35% of the principal balance of the portfolio loans held by the 2010 Issuer at the beginning of the collection period relating to each payment date, which is payable in arrears on each payment date. Under the 2010 Collateral Management Agreement, the term “collection period” refers to a quarterly period running from the day after the end of the prior collection period to the fifth business day of the calendar month in which a payment date occurs.
GC Advisors, as collateral manager for the 2014 Issuer under the 2014 Collateral Management Agreement, is entitled to receive an annual fee in an amount equal to 0.25% of the principal balance of the portfolio loans held by the 2014 Issuer at the beginning of the collection period relating to each payment date, which is payable in arrears on each payment date. Under the 2014 Collateral Management Agreement, the term “collection period” refers to a quarterly period running from the day after the end of the prior collection period to the tenth business day prior to the payment date.

Collateral management fees are paid directly by the 2010 Issuer and the 2014 Issuer to GC Advisors and offset against the management fees payable under the Investment Advisory Agreement. In addition, the 2010 Issuer and 2014 Issuer paid Wells Fargo Securities, LLC structuring and placement fees for its services in connection with the initial structuring and subsequent amendments of the 2010 Debt Securitization and the initial structuring of the 2014 Debt Securitization. The 2010 Issuer and 2014 Issuer also agreed to pay ongoing administrative expenses to the trustee, collateral manager, independent accountants, legal counsel, rating agencies and independent managers in connection with developing and maintaining reports, and providing required services in connection with the administration of the 2010 Debt Securitization and the 2014 Debt Securitization, as applicable.
We believe that these administrative expenses approximate the amount of ongoing fees and expenses that we would be required to pay in connection with a traditional secured credit facility. Our common stockholders indirectly bear all of these expenses. GC Advisors may also receive origination and other transaction fees from issuers, co-investors, or syndicatees in connection with the origination or acquisition of loans and post-closing loans syndications. These fees and other amounts are received directly by GC Advisors and have no impact on the expenses borne by our common stockholders, either directly or indirectly. In certain instances, GC Advisors may share a portion of such fees with accounts that it manages, and the sharing of such fees may differ among accounts managed by GC Advisors.
Recent Developments
On February 6, 2018, our board of directors declared a quarterly distribution of  $0.32 per share payable on March 30, 2018 to holders of record as of March 8, 2018.
On March 23, 2018, the 2014 Issuer entered into the Supplemental Indenture to amend the 2014 Debt Securitization to, among other things, (a) refinance the previously-outstanding Class A-1 2014 Notes by redeeming in full the $191.0 million of Class A-1 2014 Notes and issuing new Class A-1-R 2014 Notes in an aggregate principal amount of  $191.0 million that bear interest at a rate of three-month LIBOR plus 0.95%, which is a decrease from the rate of three-month LIBOR plus 1.75% of the previously-outstanding Class A-1 2014 Notes, (b) refinance the Class A-2 2014 Notes by redeeming in full the $20.0 million of Class A-2 2014 Notes and issuing new Class A-2-R 2014 Notes in an aggregate principal amount of  $20.0 million that bear interest at a rate of three-month LIBOR plus 0.95%, which is a decrease from the rate of three-month LIBOR plus 1.95% of the previously-outstanding Class A-2 2014 Notes, (c) refinance the Class B 2014 Notes by redeeming in full the $35.0 million of Class B 2014 Notes and issuing new Class B-R 2014 Notes in an aggregate principal amount of  $35.0 million that bear interest at a rate of three-month LIBOR plus 1.40%, which is a decrease from the rate of three-month LIBOR plus 2.50% of the previously-outstanding Class B 2014 Notes, (d) refinance the Class C 2014 Notes by redeeming in full the $37.5 million of Class C 2014 Notes and issuing new Class C-R 2014 Notes in an aggregate principal amount of  $37.5 million that bear interest at a rate of three-month LIBOR plus 1.55%, which is a decrease from the rate of three-month LIBOR plus 3.50% of the previously-outstanding Class C 2014 Notes, (e) provide that the 2014 Notes may be further refinanced only so long as (x) (i) a change of law, rule or regulation or regulatory guidance following the date of execution of the Supplemental Indenture, or the Refinancing Date, would permit a refinancing without resulting in non-compliance with U.S. risk retention regulations, as amended from time to time, (ii) U.S. risk retention regulations are no longer effective or (iii) the “sponsor” (as defined for purposes of the U.S. risk retention regulations) complies with such U.S. risk retention regulations, in each case as determined by GC Advisors, in its capacity as collateral manager to the 2014 Debt Securitization, and (y) such refinancing constitutes a refinancing of such 2014 Notes in whole but not in part and (f) the refinanced 2014 Notes may not be re-priced after the Refinancing Date. The Class C-R 2014 Notes were retained by us, and we remain the sole owner of the equity of the 2014 Issuer.
The Class A-1-R, Class A-2-R, Class B-R and Class C-R 2014 Notes offered in the refinancing of the 2014 Debt Securitization were issued by and are secured obligations of the 2014 Issuer. The other material terms of the 2014 Debt Securitization were unchanged.

Consolidated Results of Operations
Consolidated operating results for the three months ended December 31, 2017 and 2016 are as follows:
	For the three months ended December 31,		Variances
	2017	2016	2017 vs. 2016
	(In thousands)
Interest income	$30,645	$29,251	$1,394
Income from accretion of discounts and origination fees	2,709	1,807	902
Interest and dividend income from investments in SLF(1)	1,965	2,385	(420)
Dividend income	597	152	445
Fee income	534	254	280
Total investment income	36,450	33,849	2,601
Total expenses	17,939	16,886	1,053
Net investment income – before excise tax	18,511	16,963	1,548
Excise tax	—	10	(10)
Net investment income – after excise tax	18,511	16,953	1,558
Net realized gain (loss) on investments	481	907	(426)
Net change in unrealized appreciation (depreciation) on investments, and secured borrowings	2,323	1,124	1,199
Net increase in net assets resulting from operations	$21,315	$18,984	$2,331
Average earning debt investments, at fair value(2)	$1,572,419	$1,530,256	$42,163
Average investments in subordinated notes of SLF, at fair value	—	76,439	(76,439)
Average earning portfolio company investments, at fair value(2)	$1,572,419	$1,606,695	$(34,276)

(1)
The investments in SLF include our investments in LLC equity interests in SLF for the three months ended December 31, 2017. For the three months ended December 31, 2016, the investments in SLF include our investments in both subordinated notes (prior to their redemption by SLF on December 30, 2016) and LLC equity interests in SLF.

(2)
Does not include our investment in LLC equity interests in SLF.

Net income can vary substantially from period to period for various reasons, including the recognition of realized gains and losses and unrealized appreciation and depreciation. As a result, quarterly comparisons of net income may not be meaningful.
Investment Income
Investment income increased from the three months ended December 31, 2016 to the three months ended December 31, 2017 by $2.6 million primarily as a result of an increase in the average earning debt investments balance, which is the average balance of accruing loans in our investment portfolio, excluding our investment in the subordinated notes of SLF, of  $42.2 million and increased prepayment fee income and accretion of discounts resulting from increased debt investment payoffs. These increases were partially offset by a decline in income from our investments in SLF, which was attributable to a decline in the credit performance of SLF’s portfolio.

The annualized income yield by debt security type for the three months ended December 31, 2017 and 2016 was as follows:
	For the three months ended December 31,
	2017	2016
Senior secured	6.6%	6.3%
One stop	8.0%	7.8%
Second lien	9.5%	10.7%
Subordinated debt	19.8%	6.7%
Subordinated notes in SLF(1)	N/A	8.5%

(1)
SLF’s proceeds from the subordinated notes were utilized by SLF to invest in senior secured loans. SLF redeemed the outstanding balance on the subordinated notes on December 30, 2016.

Annualized income yields on one stop and senior secured loans increased for the three months ended December 31, 2017 due to the rise in LIBOR. As of December 31, 2017, we have one second lien investment and one subordinated debt investment as shown in the consolidated schedule of investments. Due to the limited number of second lien and subordinated debt investments, quarterly income yields on second lien and subordinated debt investments can be significantly impacted by the addition, subtraction or refinancing of one investment. The decrease in the annualized income yield on second lien investments for the three months ended December 31, 2017 was driven by the payoff on higher yielding second lien investments. The increase in the annualized income yield on subordinated debt investments for the three months ended December 31, 2017 was driven by the payoff of a lower yielding subordinated debt investment.
For additional details on investment yields and asset mix, refer to the “Liquidity and Capital Resources — Portfolio Composition, Investment Activity and Yield” section below.
Expenses
The following table summarizes our expenses for the three months ended December 31, 2017 and 2016:
	For the three months ended December 31,		Variances
	2017	2016	2017 vs. 2016
	(In thousands)
Interest and other debt financing expenses	$6,920	$6,757	$163
Amortization of debt issuance costs	794	849	(55)
Base management fee	5,930	5,837	93
Income incentive fee	2,158	1,611	547
Capital gain incentive fee	713	480	233
Professional fees	688	580	108
Administrative service fee	618	601	17
General and administrative expenses	118	171	(53)
Total expenses	$17,939	$16,886	$1,053
Average debt outstanding(1)	$791,710	$881,880	$(90,170)

(1)
For the three months ended December 31, 2017 there were no secured borrowings outstanding. For the three months ended December 31, 2016, we have excluded $0.5 million, respectively, of secured borrowings, at fair value, which were the result of participations and partial loan sales that did not meet the definition of a “participating interest”, as defined in the guidance to ASC Topic 860 — Transfers and Servicing, or ASC Topic 860.

Interest Expense
Interest and other debt financing expenses increased by $0.2 million from the three months ended December 31, 2016 to the three months ended December 31, 2017 primarily due to the increase in LIBOR which was partially offset by a decrease in the weighted average of outstanding borrowings from $881.9 million for the three months ended December 31, 2016 to $791.7 million for the three months ended December 31, 2017. The decrease in our debt was primarily driven by a decrease in the outstanding balance on our Credit Facility of  $16.4 million. Additionally, the decrease in our debt was driven by a decrease in our use of debt under our SBA debentures through our SBICs, which had outstanding balances of $267.0 million as of December 31, 2017 and $277.0 million as of December 31, 2016. The effective annualized average interest rate on our outstanding debt increased to 3.9% for the three months ended December 31, 2017 from 3.4% for the three months ended December 30, 2016 primarily due to the increase in LIBOR.
Management Fee
The base management fee remained stable from the three months ended December 31, 2016 to the three months ended December 31, 2017.
Incentive Fees
The incentive fee payable under the Investment Advisory Agreement consists of two parts: (1) the income component, or the Income Incentive Fee, and (2) the capital gains component, or the Capital Gain Incentive Fee. The Income Incentive Fee increased by $0.5 million from the three months ended December 31, 2016 to the three months ended December 31, 2017 primarily as a result of the increase in net investment income. This resulted in an increase in the rate of return on the value of our net assets for the three months ended December 31, 2017. For the three months ended December 31, 2017, while still not fully through the catch-up provision of the Income Incentive Fee calculation, the Income Incentive Fee as a percentage of Pre-Incentive Fee Net Investment Income (as defined below) increased to 10.1% compared to 8.5% for the three months ended December 31, 2016.
The Capital Gain Incentive Fee equals (a) 20.0% of our Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. Our “Capital Gain Incentive Fee Base” equals (1) the sum of (i) realized capital gains, if any, on a cumulative positive basis from the date the we elected to become a BDC through the end of each calendar year, (ii) all realized capital losses on a cumulative basis and (iii) all unrealized capital depreciation on a cumulative basis less (2) all unamortized deferred financing costs, if and to the extent such costs exceed all unrealized capital appreciation on a cumulative basis. In addition, in accordance with generally accepted accounting principles in the United States of America, or GAAP, we are required to also include the aggregate unrealized capital appreciation on investments in the calculation and accrue the capital gain incentive fee as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement.
The accrual for capital gain incentive fee was $0.7 million, or $ 0.01 per share, and $0.5 million, or $0.01 per share, for the three months ended December 31, 2017 and 2016, respectively. The increase in the accrual for capital gain incentive fee for the three months ended December 31, 2017 from the three months ended December 31, 2016 was primarily the result of increased unrealized appreciation on portfolio company investments. For additional details on unrealized appreciation and depreciation of investments, refer to the “Net Realized and Unrealized Gains and Losses” section below.
The cumulative capital gain incentive fee accrued in accordance with GAAP as of December 31, 2017 and 2016 was $7.6 million and $4.6 million, respectively, of which $1.2 million and $0, respectively, were payable as a Capital Gain Incentive Fee pursuant to the Investment Advisory Agreement.
Professional Fees, Administrative Service Fee, and General and Administrative Expenses
In total, professional fees, the administrative service fee, and general and administrative expenses increased from the three months ended December 31, 2016 to the three months ended December 31, 2017 by $0.1 million. In general, we expect certain of our operating expenses, including professional fees, the administrative service fee, and other general and administrative expenses to decline as a percentage of our total assets during periods of growth and increase as a percentage of our total assets during periods of asset declines.

The Administrator pays for certain expenses incurred by us. These expenses are subsequently reimbursed in cash. Total expenses reimbursed by us to the Administrator for the three months ended December 31, 2017 and 2016 were $0.8 million and $0.6 million, respectively.
As of December 31, 2017 and September 30, 2017, included in accounts payable and accrued expenses were $0.5 million and $0.8 million, respectively, for accrued expenses paid on behalf of us by the Administrator.
Excise Tax Expense
We have elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to be subject to tax as a RIC, we are required to meet certain source of income and asset diversification requirements, as well as timely distribute to our stockholders dividends for U.S. federal income tax purposes of an amount generally at least equal to 90% of investment company taxable income, as defined by the Code, and determined without regard to any deduction for dividends paid for each tax year. We have made and intend to continue to make the requisite distributions to our stockholders that will generally relieve us from U.S. federal income taxes.
Depending on the level of taxable income earned in a tax year, we may choose to retain taxable income in excess of current year distributions into the next tax year in an amount less than what would trigger payments of U.S. federal income tax under Subchapter M of the Code. We may then be required to incur a 4% excise tax on such income. To the extent that we determine that our estimated current year annual taxable income may exceed estimated current year distributions, we accrue excise tax, if any, on estimated excess taxable income as taxable income is earned. For the three months ended December 31, 2017 and 2016, we incurred a net expense of  $0 and $10,000, respectively, for U.S. federal excise tax.
Net Realized and Unrealized Gains and Losses
The following table summarizes our net realized and unrealized gains (losses) for the periods presented:
	For the three months ended December 31,		Variances
	2017	2016	2017 vs. 2016
	(In thousands)
Net realized gain (loss) on investments	$481	$907	$(426)
Net realized gain (loss)	481	907	(426)
Unrealized appreciation on investments	10,461	9,236	1,225
Unrealized (depreciation) on investments	(8,914)	(7,614)	(1,300)
Unrealized appreciation on investments in SLF(1)	776	—	776
Unrealized (depreciation) on investments in SLF(2)	—	(498)	498
Net change in unrealized appreciation (depreciation) on investments, investments in SLF	$2,323	$1,124	$1,199

(1)
Unrealized appreciation on investments in SLF includes our investment in LLC equity interests in SLF.

(2)
Unrealized (depreciation) on investments in SLF includes our investment in LLC equity interests in SLF.

For the three months ended December 31, 2017, we had a net realized gain of  $0.5 million primarily due to the sale of six equity investments above their fair value, which was partially offset by the write off of one non-accrual portfolio company investment.
For the three months ended December 31, 2017, we had $10.5 million in unrealized appreciation on 105 portfolio company investments, which was partially offset by $8.9 million in unrealized depreciation on 147 portfolio company investments. Unrealized appreciation during the three months ended December 31, 2017 resulted from an increase in fair value primarily due to the rise in market prices of portfolio company investments. Unrealized depreciation primarily resulted from the amortization of discounts, negative credit related adjustments that caused a reduction in fair value and the reversal of the net unrealized appreciation associated with the sales of portfolio company investments during the three months ended December 31, 2017.
For the three months ended December 31, 2017, we had $0.8 million in unrealized appreciation on our investment in SLF LLC equity interests, which was primarily driven by increased net investment income at SLF.
For the three months ended December 31, 2016, we had a net realized gain of  $0.9 million primarily due to the net realized gains on the sale of portfolio company investments to SLF and the sale of two equity investments.
For the three months ended December 31, 2016, we had $9.2 million in unrealized appreciation on 110 portfolio company investments, which was partially offset by $7.6 million in unrealized depreciation on 144 portfolio company investments. Unrealized appreciation during the three months ended December 31, 2016 resulted from an increase in fair value primarily due to the rise in market prices of portfolio company investments. Unrealized depreciation primarily resulted from the amortization of discounts, negative credit related adjustments that caused a reduction in fair value and the reversal of the net unrealized appreciation associated with the sales of portfolio company investments during the three months ended December 31, 2016.
For the three months ended December 31, 2016, we had $0.5 million in unrealized depreciation on our investment in SLF LLC equity interests, which was primarily driven by SLF’s one non-accrual portfolio company investment.
Comparison of the Years Ended September 30, 2017, 2016 and 2015
Consolidated operating results for the years ended September 30, 2017, 2016 and 2015 are as follows:
	For the years ended September 30,			Variances
	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
	(In thousands)
Interest income	$119,312	$106,184	$103,404	$13,128	$2,780
Income from accretion of discounts and origination fees	9,498	8,662	9,002	836	(340)
Interest and dividend income from investments in SLF(1)	6,568	11,038	5,085	(4,470)	5,953
Dividend income	629	539	212	90	327
Fee income	1,757	1,448	2,265	309	(817)
Total investment income	137,764	127,871	119,968	9,893	7,903
Total expenses	68,201	62,558	60,971	5,643	1,587
Net investment income – before excise tax	69,563	65,313	58,997	4,250	6,316
Excise tax	17	333	—	(316)	333
Net investment income – after excise tax	69,546	64,980	58,997	4,566	5,983
Net realized gain (loss) on investments	9,402	6,254	9,354	3,148	(3,100)
Net change in unrealized appreciation (depreciation) on investments, and secured borrowings	3,340	(2,030)	2,440	5,370	(4,470)
Net increase in net assets resulting from operations	$82,288	$69,204	$70,791	$13,084	$(1,587)
Average earning debt investments, at fair value(2)	$1,554,527	$1,417,547	$1,359,506	$136,980	$58,041
Average investments in subordinated notes of SLF, at fair value	19,267	82,703	45,050	(63,436)	37,653
Average earning portfolio company investments, at fair value(2)	$1,573,794	$1,500,250	$1,404,556	$73,544	$95,694

(1)
For the year ended September 30, 2017, the investments in SLF include our investments in both subordinated notes (prior to their redemption by SLF on December 30, 2016) and LLC equity interests in SLF. The investments in SLF include our investments in both subordinated notes and LLC equity interests in SLF for the years ended September 30, 2016 and 2015.

(2)
Does not include our investment in LLC equity interests in SLF.

Net income can vary substantially from period to period for various reasons, including the recognition of realized gains and losses and unrealized appreciation and depreciation. As a result, annual comparisons of net income may not be meaningful.
Investment Income
Investment income increased from the year ended September 30, 2016 to the year ended September 30, 2017 by $9.9 million primarily as a result of an increase in the average earning investment balance, which is the annual average balance of accruing loans in our investment portfolio, of  $73.5 million. These increases were partially offset by a decline in income from our investments in SLF of  $4.5 million that was attributable to a decline in the credit performance of SLF’s portfolio. Investment income increased from the year ended September 30, 2015 to the year ended September 30, 2016 by $7.9 million primarily as a result of an increase in the average earning debt investment balance, which is the average balance of accruing loans in our investment portfolio, excluding our investment in the subordinated notes of SLF, of  $58.0 million and an increase in income from our investments in SLF of  $6.0 million. This increase was partially offset by a decline in fee income of  $0.8 million that was primarily driven by a decrease in prepayment fees.
The income yield by debt security type for the years ended September 30, 2017, 2016 and 2015 was as follows:
	For the years ended September 30,
	2017	2016	2015
Senior secured	6.4%	6.3%	6.5%
One stop	7.9%	7.7%	7.9%
Second lien	10.3%	9.9%	9.5%
Subordinated debt	8.8%	5.2%	8.1%
Subordinated notes in SLF(1)	8.5%	8.4%	8.3%

(1)
SLF’s proceeds from the subordinated notes were utilized by SLF to invest in senior secured loans. SLF redeemed the outstanding balance on the subordinated notes on December 30, 2016.

Income yields on senior secured and one stop loans remained relatively stable for the year ended September 30, 2017 compared to the year ended September 30, 2016. Due to the limited number of second lien and subordinated debt investments in our portfolio, income yields on second lien and subordinated debt investments can be significantly impacted by the addition, subtraction or refinancing of one investment. The increase in the income yield on subordinated debt investments was driven by the payoff on the lower yielding subordinated debt investments. As of September 30, 2017, we have one second lien investment and one subordinated debt investment as shown in the Consolidated Schedule of Investments.
For additional details on investment yields and asset mix, refer to the “Liquidity and Capital Resources — Portfolio Composition, Investment Activity and Yield” section below.

Expenses
The following table summarizes our expenses for the years ended September 30, 2017, 2016 and 2015:
	For the years ended September 30,			Variances
	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
	(In thousands)
Interest and other debt financing expenses	$28,245	$23,540	$20,004	$4,705	$3,536
Amortization of debt issuance costs	3,289	4,184	4,506	(895)	(322)
Base management fee	23,815	22,020	20,330	1,795	1,690
Income incentive fee	4,741	6,022	7,489	(1,281)	(1,467)
Capital gain incentive fee accrued under GAAP	2,819	1,244	2,737	1,575	(1,493)
Professional fees	2,396	2,814	2,942	(418)	(128)
Administrative service fee	2,340	2,209	2,372	131	(163)
General and administrative expenses	556	525	591	31	(66)
Total expenses	$68,201	$62,558	$60,971	$5,643	$1,587
Average debt outstanding(1)	$872,980	$826,366	$752,567	$46,614	$73,799

(1)
As of September 30, 2017 there were no secured borrowings outstanding. For the years ended September 30, 2016 and 2015, we have excluded $0.5 million and $0.4 million, respectively, of secured borrowings, at fair value, which were the result of participations and partial loan sales that did not meet the definition of a “participating interest”, as defined in the guidance to ASC Topic 860.

Interest Expense
Interest and other debt financing expenses increased from the year ended September 30, 2016 to the year ended September 30, 2017 primarily due to an increase in the weighted average of outstanding borrowings from $826.4 million for the year ended September 30, 2016 to $873.0 million for the year ended September 30, 2017 and an increase in the effective annual interest rate. The effective annual average interest rate on our outstanding debt increased to 3.6% for the year ended September 30, 2017 from 3.4% for the year ended September 30, 2016 primarily due to an increase in LIBOR.
Interest and other debt financing expenses increased from the year ended September 30, 2015 to the year ended September 30, 2016 primarily due to an increase in the weighted average of outstanding borrowings from $752.6 million for the year ended September 30, 2015 to $826.4 million for the year ended September 30, 2016. The increase in our debt was primarily driven by an increase in our use of debt under our SBA debentures through our SBICs, which had outstanding balances of  $277.0 million outstanding as of September 30, 2016 and $225.0 million as of September 30, 2015. The effective annual average interest rate on our outstanding debt increased slightly to 3.4% for the year ended September 30, 2016 from 3.3% for the year ended September 30, 2015 primarily due to an increase in LIBOR.
Amortization of debt issuance costs declined by $0.9 million from the year ended September 30, 2016 to the year ended September 30, 2017 as initial debt issuance costs associated with $125.0 million of SBIC IV debentures that fully amortized. Amortization of debt issuance costs declined modestly from the year ended September 30, 2015 to the year ended September 30, 2016 as initial debt issuance cost associated with 2010 Issuer fully amortized.
Management Fee
The base management fee increased as a result of a sequential increase in average adjusted gross assets from 2015 to 2017.
Incentive Fee
The incentive fee payable under the Investment Advisory Agreement consists of two parts: (1) the Income Incentive Fee and (2) the Capital Gain Incentive Fee. The Income Incentive Fee decreased by

$1.3 million from the year ended September 30, 2016 to the year ended September 30, 2017. The Income Incentive Fee decreased by $1.5 million from the year ended September 30, 2015 to the year ended September 30, 2016 as the interest rate compression on new investments and the decline of second lien and subordinated debt investments in our portfolio caused a decline in our Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets. For the year ended September 30, 2017, while still not fully through the catch-up provision of the Income Incentive Fee calculation in any quarter, the Income Incentive Fee expense as a percentage of Pre-Incentive Fee Net Investment Income was 6.1% compared to 8.3% for the year ended September 30, 2016 and 10.8% for the year ended September 30, 2015.
The Capital Gain Incentive Fee payable as calculated under the Investment Advisory Agreement for each of the years ended September 30, 2017, 2016 and 2015 was $0.4 million, $0 and $0. However, in accordance with GAAP, we are required to include the aggregate unrealized capital appreciation on investments in the calculation and accrue a capital gain incentive fee as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement.
The accrual for capital gain incentive fee under GAAP was $2.8 million, or $0.05 per share, for the year ended September 30, 2017, $1.2 million, or $0.03 per share, for the year ended September 30, 2016 and $2.7 million, or $0.06 per share, for the year ended September 30, 2015. The increase in accruals for a capital gain incentive fee under GAAP for the year ended September 30, 2017 from the year ended September 30, 2016 was primarily the result of unrealized appreciation of debt and equity investments. The decrease in accruals for a capital gain incentive fee under GAAP for the year ended September 30, 2016 from the year ended September 30, 2015 was primarily the result of unrealized depreciation of debt and equity investments. For additional details on unrealized appreciation and depreciation of investments, refer to the “Net Realized and Unrealized Gains and Losses” section below.
Professional Fees, Administrative Service Fee, and General and Administrative Expenses
The Administrator pays for certain expenses incurred by us. These expenses are subsequently reimbursed in cash. Total expenses reimbursed by us to the Administrator for the years ended September 30, 2017, 2016 and 2015 were $2.3 million, $2.4 million and $1.0 million, respectively.
As of September 30, 2017 and 2016, included in accounts payable and accrued expenses were $0.8 million and $0.6 million, respectively, for accrued expenses paid on behalf of us by the Administrator.
Excise Tax Expense
We have elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to be subject to tax as a RIC, we are required to meet certain source of income and asset diversification requirements, as well as timely distribute to our stockholders dividends for U.S. federal income tax purposes of an amount generally at least equal to 90% of investment company taxable income, as defined by the Code, and determined without regard to any deduction for dividends paid for each tax year. We have made and intend to continue to make the requisite distributions to our stockholders that will generally relieve us from U.S. federal income taxes.
Depending on the level of taxable income earned in a tax year, we may choose to retain taxable income in excess of current year distributions into the next tax year in an amount less than what would trigger payments of federal income tax under Subchapter M of the Code. We may then be required to incur a 4% excise tax on such income. To the extent that we determine that our estimated current year annual taxable income may exceed estimated current year distributions, we accrue excise tax, if any, on estimated excess taxable income as taxable income is earned. For the years ended September 30, 2017, 2016 and 2015, we recorded a net expense of  $17,000, $333,000 and $0, respectively, for U.S. federal excise tax.

Net Realized and Unrealized Gains and Losses
The following table summarizes our net realized and unrealized gains (losses) for the years ended September 30, 2017, 2016 and 2015:
	For the years ended September 30,			Variances
	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
	(In thousands)
Net realized gain (loss) on investments	$9,402	$6,254	$9,354	$3,148	$(3,100)
Net realized gain (loss)	$9,402	$6,254	$9,354	$3,148	$(3,100)
Unrealized appreciation on investments	28,008	32,943	26,469	(4,935)	6,474
Unrealized (depreciation) on investments	(26,640)	(31,411)	(23,258)	4,771	(8,153)
Unrealized appreciation on investments in SLF(1)	1,969	—	—	1,969	—
Unrealized (depreciation) on investments in SLF(2)	—	(3,562)	(773)	3,562	(2,789)
Unrealized appreciation on secured borrowings	3	—	2	3	(2)
Net change in unrealized appreciation (depreciation) on investments, investments in SLF, and secured borrowings	$3,340	$(2,030)	$2,440	$5,370	$(4,470)

(1)
Unrealized appreciation on investments in SLF includes our investment in LLC equity interests in SLF.

(2)
Unrealized (depreciation) on investments in SLF includes our investments in subordinated notes and LLC equity interests in SLF.

We had $9.4 million in net realized gains on investments during the year ended September 30, 2017, primarily due to the net realized gains on the sale of 18 equity investments and the sale of portfolio company investments to SLF which was partially offset by a net realized loss on the sale of a debt and equity investment in a single portfolio company.
For the year ended September 30, 2017, we had $28.0 million in unrealized appreciation on 186 portfolio company investments, which was partially offset by $26.6 million in unrealized depreciation on 192 portfolio company investments. Unrealized appreciation during the year ended September 30, 2017 resulted from an increase in fair value primarily due to the rise in market prices of portfolio company investments and the reversal of prior period unrealized depreciation associated with the non-accrual portfolio company investments that were sold and written-off. Unrealized depreciation primarily resulted from the amortization of discounts, negative credit related adjustments that caused a reduction in fair value and the reversal of the net unrealized appreciation associated with the sales of portfolio company investments.
For the year ended September 30, 2017, we had $2.0 million in unrealized appreciation on our investment in SLF LLC equity interests. Unrealized appreciation on the SLF LLC equity interests was primarily driven by increased net investment income at SLF.
For the year ended September 30, 2016, we had $32.9 million in unrealized appreciation on 143 portfolio company investments, which was partially offset by $31.4 million in unrealized depreciation on 142 portfolio company investments. Unrealized appreciation during the year ended September 30, 2016 resulted from an increase in fair value primarily due to the rise in market prices of portfolio company investments and the reversal of prior period unrealized depreciation associated with the non-accrual portfolio company investments that were sold and written-off. Unrealized depreciation primarily resulted from the amortization of discounts, negative credit related adjustments that caused a reduction in fair value and the reversal of the net unrealized appreciation associated with the sales of portfolio company investments.

We also had $6.3 million in net realized gains on investments during the year ended September 30, 2016, primarily due to the sale of, or capital gain distributions received from, several equity investments and the sale of debt investments to SLF that were partially offset by the realized loss on the sale of one non-accrual portfolio company investment and the write off of one non-accrual portfolio company investment.
For the year ended September 30, 2016, we had $3.6 million in unrealized depreciation on our investments in SLF LLC equity interests. Unrealized depreciation on the SLF LLC equity interests was driven by negative credit related adjustments associated with SLF’s investment portfolio that was primarily driven by one portfolio company investment taken to non-accrual status.
We also had $9.4 million in net realized gains on investments during the year ended September 30, 2015, primarily as a result of the sale of several equity investments which were partially offset by realized losses on two non-accrual portfolio companies.
For the year ended September 30, 2015, we had $26.5 million in unrealized appreciation on 130 portfolio company investments, which was partially offset by $23.3 million in unrealized depreciation on 133 portfolio company investments. Unrealized depreciation primarily resulted from the amortization of discounts and negative credit related adjustments that caused a reduction in fair value. Unrealized appreciation during the year ended September 30, 2015 resulted from an increase in fair value primarily due to the rise in market prices and a reversal of prior period unrealized depreciation.
For the year ended September 30, 2015, we had $0.8 million in unrealized depreciation on our investments in SLF LLC equity interests. Unrealized depreciation on the SLF LLC equity interests was driven by negative credit-related adjustments associated with SLF’s investment portfolio.
Liquidity and Capital Resources
For the three months ended December 31, 2017, we experienced a net increase in cash, cash equivalents and restricted cash and cash equivalents of  $14.6 million. During the period, cash used in operating activities was $11.6 million, primarily as a result of fundings of portfolio investments of  $137.9 million, partially offset by the proceeds from principal payments and sales of portfolio investments of  $101.9 million and net investment income of  $18.5 million. Lastly, cash provided by financing activities was $26.2 million, primarily driven by borrowings on debt of  $98.6 million that were partially offset by repayments of debt of $51.4 million and distributions paid of  $21.0 million.
For the three months ended December 31, 2016, we experienced a net decrease in cash, cash equivalents and restricted cash and cash equivalents of  $17.8 million. During the period, cash used in operating activities was $13.9 million, primarily as a result of fundings of portfolio investments of $122.7 million, partially offset by the proceeds from principal payments and sales of portfolio investments of  $93.9 million. Lastly, cash used in financing activities was $3.9 million, primarily driven by repayments of debt of  $111.5 million and distributions paid of  $28.2 million that were partially offset by borrowings on debt of  $136.3 million.
For the year ended September 30, 2017, we experienced a net decrease in cash, cash equivalents and restricted cash and cash equivalents of  $27.0 million. During the period, we provided $62.2 million in operating activities, primarily as a result of principal payments and sales of portfolio investments of $588.2 million and net investment income of  $69.5 million. This was partially offset by funding of portfolio investments of  $588.2 million. Lastly, cash used in financing activities was $89.2 million, primarily due to net repayments of debt of  $83.6 million and distributions paid of  $76.8 million, partially offset by net proceeds of an aggregate of  $74.0 million from two equity offerings.
For the year ended September 30, 2016, we experienced a net decrease in cash, cash equivalents and restricted cash and cash equivalents of  $7.9 million. During the period, we used $56.1 million in operating activities, primarily as a result of fundings of portfolio investments of  $654.8 million. This was partially offset by proceeds from principal payments and sales of portfolio investments of  $538.6 million and net investment income of  $65.0 million. Lastly, cash provided by financing activities was $48.1 million, primarily due to net proceeds of an aggregate of  $58.6 million from one equity offering and one private placement and net borrowings on debt of  $51.5 million, partially offset by distributions paid of $59.5 million.

For the year ended September 30, 2015, we experienced a net increase in cash, cash equivalents and restricted cash and cash equivalents of  $17.5 million. During the period we used $103.3 million in operating activities, primarily as a result of fundings of portfolio investments of  $858.1 million. This was partially offset by proceeds from principal payments and sales of portfolio investments of  $699.1 million and net investment income of  $59.0 million. Lastly, cash provided by financing activities was $120.8 million, primarily due to net proceeds of an aggregate of  $67.6 million from one equity offering and net borrowings on debt of  $116.1 million, partially offset by distributions paid of  $60.0 million.
As of December 31, 2017, we had cash and cash equivalents of  $5.8 million. In addition, we had restricted cash and cash equivalents of  $71.4 million as of December 31, 2017. Cash and cash equivalents are available to fund new investments, pay operating expenses and pay distributions. As of December 31, 2017, $46.7 million of our restricted cash and cash equivalents could be used to fund new investments that meet the investment guidelines established in the Debt Securitizations, which are described in further detail in Note 6 to our consolidated financial statements, and for the payment of interest expense on the notes issued in the Debt Securitizations. As of December 31, 2017, $13.7 million of our restricted cash and cash equivalents could be used to fund investments that meet the guidelines under the Credit Facility as well as for the payment of interest expense and revolving debt of the Credit Facility. As of December 31, 2017, $11.0 million of our restricted cash and cash equivalents could be used to fund new investments that meet the regulatory and investment guidelines established by the SBA for our SBICs, which are described in further detail in Note 6 to our consolidated financial statements, and for interest expense and fees on our outstanding SBA debentures.
As of September 30, 2017 and 2016, we had cash and cash equivalents of  $4.0 million and $10.9 million, respectively. In addition, we had restricted cash and cash equivalents of  $58.6 million and $78.6 million as of September 30, 2017 and 2016, respectively. Cash and cash equivalents are available to fund new investments, pay operating expenses and pay distributions. As of September 30, 2017, $37.8 million of our restricted cash and cash equivalents could be used to fund new investments that meet the investment guidelines established in the Debt Securitizations, which are described in further detail in Note 6 to our consolidated financial statements, and for the payment of interest expense on the notes issued in the Debt Securitizations. As of September 30, 2017, $13.6 million of our restricted cash and cash equivalents could be used to fund investments that meet the guidelines under the Credit Facility as well as for the payment of interest expense and revolving debt of the Credit Facility. As of September 30, 2017, $7.2 million of our restricted cash and cash equivalents could be used to fund new investments that meet the regulatory and investment guidelines established by the SBA for our SBICs, which are described in further detail in Note 6 to our consolidated financial statements, and for interest expense and fees on our outstanding SBA debentures.
As of December 31, 2017, the Credit Facility allowed Funding to borrow up to $170.0 million at any one time outstanding, subject to leverage and borrowing base restrictions. As of December 31, 2017 and September 30, 2017 and 2016, we had $110.3 million, $63.1 million and $126.7 million outstanding under the Credit Facility, respectively. As of December 31, 2017 and September 30, 2017 and 2016, subject to leverage and borrowing base restrictions, we had approximately $59.7 million, $161.9 million and $73.3 million, respectively, of remaining commitments and $59.7 million, $95.0 million and $30.8 million, respectively, of availability on the Credit Facility.
On June 22, 2016, we entered into an unsecured revolving credit facility with GC Advisors, or the Adviser Revolver, which permits us to borrow up to $20.0 million at any one time outstanding. We entered into the Adviser Revolver in order to have the ability to borrow funds on a short-term basis and have in the past repaid, and generally intend in the future to repay, borrowings under the Adviser Revolver within the same quarter in which they are drawn. As of December 31, 2017 and September 30, 2017 and 2016, we had no amounts outstanding on the Adviser Revolver.
On October 21, 2015, we terminated the $15.0 million revolving line of credit, or the Revolver, entered into by Golub Capital BDC Revolver Funding LLC, or Revolver Funding, our wholly-owned subsidiary, with The PrivateBank and Trust Company. There were no borrowings outstanding on the Revolver at the time of termination and Revolver Funding was released of all obligations under the Revolver and all liens on the assets held by Revolver Funding collateralizing the Revolver were released.

On July 16, 2010, we completed the 2010 Debt Securitization, which was subsequently increased to $350.0 million. On October 20, 2016, we further amended the 2010 Debt Securitization to, among other things, (a) refinance the issued Class A notes issued by the 2010 Issuer, or the 2010 Notes, by redeeming in full the $203.0 million Class A 2010 Notes and issuing new Class A-Refi 2010 Notes in an aggregate principal amount of  $205.0 million that bear interest at a rate of three-month LIBOR plus 1.90%, (b) refinance the Class B 2010 Notes by redeeming in full the $12.0 million Class B 2010 Notes and issuing new Class B-Refi 2010 Notes in an aggregate principal amount of  $10.0 million that bear interest at a rate of three-month LIBOR plus 2.40%, and (c) extend the reinvestment period applicable to the 2010 Issuer to July 20, 2018. Following the refinancing, Golub Capital BDC 2010-1 Holdings LLC, our wholly-owned subsidiary, or Holdings, retained the Class B-Refi 2010 Notes.
As of December 31, 2017 and September 30, 2017, the 2010 Notes consisted of  $205.0 million of Class A-Refi 2010 Notes, which bear interest at a rate of three-month LIBOR plus 1.90%, $10.0 million of Class B-Refi 2010 Notes, which bear interest at a rate of three-month LIBOR plus 2.40%, and $135.0 million face amount of Subordinated 2010 Notes that do not bear interest. The Class A-Refi 2010 Notes are included in the December 31, 2017 and September 30, 2017 Consolidated Statements of Financial Condition as our debt and the Class B-Refi 2010 Notes and Subordinated 2010 Notes were eliminated in consolidation. As of September 30, 2016, the 2010 Notes consisted of  $203.0 million of Class A 2010 Notes, which bore interest at a rate of three-month LIBOR plus 1.74%, $12.0 million of Class B 2010 Notes, which bore interest at a rate of three-month LIBOR plus 2.40%, and $135.0 million face amount of Subordinated 2010 Notes that do not bear interest. The Class A and Class B 2010 Notes are included in the September 30, 2016 consolidated statement of financial condition as our debt of and the Subordinated 2010 Notes were eliminated in consolidation. As of December 31, 2017 and September 30, 2017 and 2016, we had outstanding debt under the 2010 Debt Securitization of  $205.0 million, $205.0 million and $215.0 million, respectively.
On June 5, 2014, we completed the 2014 Debt Securitization in which the 2014 Issuer issued an aggregate of  $402.6 million of notes, or the 2014 Notes, including $191.0 million of Class A-1 2014 Notes, which bear interest at a rate of three-month LIBOR plus 1.75%, $20.0 million of Class A-2 2014 Notes, which bear interest at a rate of three-month LIBOR plus 1.95%, $35.0 million of Class B 2014 Notes, which bear interest at a rate of three-month LIBOR plus 2.50%, $37.5 million of Class C 2014 Notes, which bear interest at a rate of three-month LIBOR plus 3.50%, and $119.1 million of LLC equity interests in the 2014 Issuer that do not bear interest. We retained all of the Class C 2014 Notes and LLC equity interests in the 2014 Issuer totaling $37.5 million and $119.1 million, respectively. The Class A-1, Class A-2 and Class B 2014 Notes are included in the December 31, 2017 and September 30, 2017 and 2016 Consolidated Statements of Financial Condition as our debt and the Class C 2014 Notes and LLC equity interests in the 2014 Issuer were eliminated in consolidation. As of December 31, 2017 and September 30, 2017 and 2016, we had outstanding debt under the 2014 Debt Securitization of  $246.0 million.
Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $350.0 million and the maximum amount that a single SBIC licensee may issue is $150.0 million. On February 11, 2016, the SBA approved the application of SBIC V for an additional $75.0 million of debenture commitments bringing SBIC V’s total debenture commitments up to $150.0 million. On January 10, 2017, we received approval for our third SBIC license, GC SBIC VI. SBIC IV, SBIC V, and SBIC VI, our consolidated SBIC subsidiaries, may each borrow up to two times the amount of its regulatory capital, subject to customary regulatory requirements. As of December 31, 2017, SBIC IV, SBIC V and SBIC VI had $125.0 million, $133.0 million, and $9.0 million, respectively, of outstanding SBA-guaranteed debentures that mature between September 2021 and September 2027 leaving incremental borrowing capacity of  $17.0 million and $41.0 million for SBIC V and SBIC VI, respectively, under present SBIC regulations. As of September 30, 2017, SBIC IV, SBIC V and SBIC VI had $125.0 million, $133.0 million and $9.0 million, respectively, of outstanding SBA-guaranteed debentures that mature between September 2021 and September 2027. As of September 30, 2016, SBIC IV and SBIC V had $150.0 million and $127.0 million of outstanding SBA-guaranteed debentures, respectively.
In August 2017, our board of directors reapproved a share repurchase program, or the Program, which allows us to repurchase up to $75.0 million of our outstanding common stock on the open market at prices below the NAV per share as reported in our then most recently published consolidated financial statements.

The Program may be implemented at the discretion of management. The shares may be purchased from time to time at prevailing market prices, through open market transactions, including block transactions. We did not make any repurchases of our common stock during the three months ended December 31, 2017 and the years ended September 30, 2017, 2016 and 2015.
On April 10, 2015, we priced a public offering of 3,500,000 shares of our common stock at a public offering price of  $17.42 per share, raising approximately $60.1 million in gross proceeds. On April 15, 2015, the transaction closed, the shares were issued, and proceeds, net of underwriting discounts and commissions but before expenses, of  $59.1 million were received. On May 7, 2015, we sold an additional 502,292 shares of our common stock at a public offering price of  $17.42 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in April 2015.
On July 18, 2016, we entered into a securities purchase agreement with a third party institutional investor for the sale of 1,433,486 shares of our common stock at a price per share of  $17.44 per share. On July 21, 2016, the transaction closed, the shares were issued and proceeds of  $25.0 million were received.
On August 15, 2016, we priced a public offering of 1,750,000 shares of our common stock at a public offering price of  $18.35 per share, raising approximately $32.1 million in gross proceeds. On August 19, 2016, the transaction closed, the shares were issued and proceeds, net of underwriting discounts and commissions but before expenses, of  $31.1 million were received. On September 19, 2016, we sold an additional 136,970 shares of our common stock at a public offering price of  $18.35 per share pursuant to the underwriters’ partial exercise of the option granted in connection with the public offering in August 2016.
On March 21, 2017, we priced a public offering of 1,750,000 shares of our common stock at a public offering price of  $19.03 per share, raising approximately $33.3 million in gross proceeds. On March 24, 2017, the transaction closed, the shares were issued and proceeds, net of offering costs but before expenses, of  $32.3 million were received. On April 6, 2017, we sold an additional 262,500 shares of our common stock at a public offering price of  $19.03 per share pursuant to the underwriter’s exercise of the option granted in connection with the March 2017 offering.
On June 6, 2017, we entered into an agreement to sell 1,750,000 shares of our common stock pursuant to an underwritten, public offering at a price to us of  $18.71 per share. On June 12, 2017, the transaction closed, the shares were issued and proceeds, net of offering costs but before expenses, of  $32.7 million were received. On July 5, 2017, we sold an additional 220,221 shares of our common stock pursuant to the underwriter’s partial exercise of the option we granted in connection with the sale of shares in June 2017.
In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% (or 150% upon receipt of certain approvals and subject to certain disclosure requirements) after such borrowing. On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200% even if we do not approve the modified asset coverage requirement permitted by Section 61(a)(2) of the 1940 Act. This provides us with increased investment flexibility but also increases our risks related to leverage. As of December 31, 2017 and September 30, 2017, our asset coverage for borrowed amounts was 269.8% (excluding the SBA debentures) and 285.2% (excluding the SBA debentures), respectively.
As of December 31, 2017 and September 30, 2017 and 2016, we had outstanding commitments to fund investments, excluding our investments in SLF, totaling $62.8 million, $60.5 million and $81.4 million, respectively. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans with various maturity dates, but the entire amount was eligible for funding to the borrowers, subject to the terms of each loan’s respective credit agreement. As of December 31, 2017, we believe that we had sufficient assets and liquidity to adequately cover future obligations under our unfunded commitments based on historical rates of drawings upon unfunded commitments, cash and restricted cash balances that we maintain, availability under our Credit Facility and Adviser Revolver and ongoing principal repayments on debt investments. In addition, we generally hold some syndicated loans in larger portfolio companies that are saleable over a relatively short period to generate cash.

Although we expect to fund the growth of our investment portfolio through the net proceeds from future securities offerings and through our DRIP as well as future borrowings, to the extent permitted by the 1940 Act, we cannot assure you that our efforts to raise capital will be successful. In addition, we may, from time to time, amend or refinance our leverage facilities and borrowings, including refinancing the 2010 Notes and the 2014 Notes, in order to, among other things, modify covenants or the interest rates payable and extend the reinvestment period or maturity date. In addition to capital not being available, it also may not be available on favorable terms. To the extent we are not able to raise capital on what we believe are favorable terms, we will focus on optimizing returns by investing capital generated from repayments into new investments we believe are attractive from a risk/reward perspective. Furthermore, to the extent we are not able to raise capital and are at or near our targeted leverage ratios, we may receive smaller allocations, if any, on new investment opportunities under GC Advisors’ allocation policy and have, in the past, received such smaller allocations under similar circumstances.
Debt Securitizations
In the 2010 Debt Securitization, completed on July 16, 2010, subsequently increased on February 15, 2013, the 2010 Issuer issued an aggregate of  $350.0 million of 2010 Notes, including $203.0 million of Class A 2010 Notes and $12.0 million of Class B 2010 Notes that were secured by the assets of the 2010 Issuer. On October 20, 2016, the 2010 Issuer amended the 2010 Debt Securitization to, among other things, (a) refinance the issued Class A 2010 Notes by redeeming in full the $203.0 million of Class A 2010 Notes and issuing new Class A-Refi 2010 Notes in an aggregate principal amount of  $205.0 million, (b) refinance the Class B 2010 Notes by redeeming in full the $12.0 million of Class B 2010 Notes and issuing new Class B-Refi 2010 Notes in an aggregate principal amount of  $10.0 million and (c) extend the reinvestment period applicable to the 2010 Issuer to July 20, 2018. We structured the initial transactions and the first amendment of the 2010 Debt Securitization with the assistance of Wells Fargo Securities, LLC, for which Wells Fargo Securities, LLC received structuring and placement fees. J.P. Morgan Securities Inc. received certain fees in connection with two subsequent amendments to the 2010 Debt Securitization. The 2010 Debt Securitization was initially executed through a private placement of notes to institutional investors. As discussed below, in accordance with ASC Topic 860, we consolidate the 2010 Issuer in our financial statements and treat the 2010 Debt Securitization as a secured borrowing. The Class A and Class B 2010 Notes are included in our September 30, 2016 consolidated statements of financial condition as our debt, and the Class A-Refi 2010 Notes are included in our December 31, 2017 and September 30, 2017 consolidated statements of financial condition as our debt. Following the October 20, 2016 refinancing, in which Holdings retained the Class B-Refi 2010 Notes, the Class B-Refi 2010 Notes are eliminated from the December 31, 2017 and September 30, 2017 consolidated statements of financial condition in consolidation.
On June 5, 2014, we completed the 2014 Debt Securitization. As part of the 2014 Debt Securitization, we issued an aggregate of  $402.6 million of notes that are secured by a diversified portfolio of senior secured and second lien loans held by the 2014 Issuer. The 2014 Debt Securitization was initially executed through a private placement of  $191.0 million of Class A-1 2014 Notes which bore interest at three-month LIBOR plus 1.75%, $20.0 million of Class A-2 2014 Notes which bore interest at a rate of three-month LIBOR plus 1.45% through December 4, 2015 and three-month LIBOR plus 1.95% thereafter and $35.0 million of Class B 2014 Notes which bore interest at a rate of three-month LIBOR plus 2.50%. The $37.5 million face amount of Class C 2014 Notes bore interest at a rate of three-month LIBOR plus 3.50%, and the LLC equity interests do not bear interest. In partial consideration for the loans transferred to the 2014 Issuer as part of the 2014 Debt Securitization, we received $119.1 million of LLC equity interests in the 2014 Issuer. We retained all of the Class C 2014 Notes and LLC equity interests totaling $37.5 million and $119.1 million, respectively. As discussed below, in accordance with ASC Topic 860, we consolidate the 2014 Issuer in our financial statements and treat the 2014 Debt Securitization as a secured borrowing. The Class A-1, Class A-2 and Class B 2014 Notes are included in the December 31, 2017 and September 30, 2017 and 2016 consolidated statements of financial condition as our debt, and the Class C 2014 Notes and LLC equity interests in the 2014 Issuer were eliminated in consolidation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” for a discussion of the refinancing of the 2014 Debt Securitization completed on March 23, 2018.
In accordance with ASC Topic 860, we are required to consolidate the special purpose vehicle used in an asset-backed securitization and treat the transaction as a secured borrowing. GC Advisors is our investment adviser and also the collateral manager for each of the Securitization Issuers, which results in the “continued involvement” of us in the business of the Securitization Issuers. In addition, the investments of each of the Securitization Issuers constitute a substantial percentage of our total assets. As a result of this continued involvement and the fact that the respective investments of the Securitization Issuers constitute a substantial percentage of our assets, we consolidate the financial statements of the 2010 Issuer and the 2014 Issuer.
An important aspect of a debt securitization transaction is that the purchaser of the notes must become comfortable through their due diligence investigation that the sale and/or contribution of income producing assets into a special purpose entity would be considered a true sale and/or contribution or, in other words, that as a result of such sale and/or contribution, the originator no longer owns the income producing assets. This structure seeks to reduce risk to noteholders by insulating them from the credit and bankruptcy risks faced by the originator. The structure of any debt securitization is in large part intended to prevent, in the event of a bankruptcy, the consolidation in the originator’s bankruptcy case of the special purpose entity with the operations of the originator, based on equitable principles, and the noteholders must become comfortable with this analysis. As a result of this structure, debt securitization transactions frequently achieve lower overall borrowing costs than would be achieved if the borrowing had been structured as a traditional secured lending transaction.
In a typical sale transaction, the purchaser exchanges an asset for cash or some other asset, whereas in a contribution transaction, the contributor typically exchanges an asset for securities issued by the purchaser. For example, in the 2010 Debt Securitization, we transferred the portfolio loans that comprise the collateral to Holdings in a transaction that was a partial sale and a partial capital contribution. Holdings then transferred these same portfolio loans to the 2010 Issuer in a transfer that was also a partial sale and a partial capital contribution. To the extent that we received cash proceeds from Holdings in consideration for the portfolio loans transferred to Holdings, such portion of the transfer constituted a sale. To the extent that Holdings received cash proceeds and certain 2010 Notes in consideration for the portfolio loans transferred by it to the 2010 Issuer, such portion of the transfer also constituted a sale. By contrast, to the extent that we received cash proceeds from Holdings equal to or less than the fair value of the portfolio loans transferred by us to Holdings, the difference between the fair value of such portfolio loans and the cash we received from Holdings was deemed to be a contribution to the capital of Holdings pursuant to the terms of the master loan sale agreement. Likewise, to the extent that the cash proceeds and certain 2010 Notes received by Holdings from the 2010 Issuer was less than the fair value of the portfolio loans initially transferred from Holdings to the 2010 Issuer, such portion of the transfer was deemed to be a contribution to the capital of the 2010 Issuer by Holdings pursuant to the terms of such master loan sale agreement. In these transactions, there were no material differences between selling and/or contributing loans or participations, viewed from the perspective of the 2010 Issuer’s ownership interests therein, as all of the ownership interests in such loans and participations were transferred to, and are now owned by, the 2010 Issuer under the terms of the master loan sale agreement, irrespective of whether such loans or participations were sold or contributed from us to Holdings and from Holdings to the 2010 Issuer.
GC Advisors, as collateral manager for the 2010 Issuer and the 2014 Issuer, selected the senior secured and second lien loans (or participations therein) that were transferred to the 2010 Issuer and the 2014 Issuer, respectively. The senior secured and second lien loans (or participations therein) were selected in accordance with the criteria set forth in the documents governing the Debt Securitizations, which are primarily objective requirements determined by the constraints of the market for collateralized debt obligations, and are generally designed to comply with regulations governing commercial lending and similar financing activities in the United States and, in the case of the 2010 Debt Securitization, the requirements of Rule 3a-7 under the 1940 Act.
The Subordinated 2010 Notes are limited recourse, unsecured obligations of the 2010 Issuer payable solely from payments made under the portfolio loans and other assets held by the 2010 Issuer and, in the event of a portfolio loan event of default, from the proceeds of any liquidation of the collateral underlying such portfolio loans. Additionally, for as long as the Class A-Refi 2010 Notes and Class B-Refi 2010 Notes remain outstanding, holders of the Subordinated 2010 Notes will not generally be entitled to exercise remedies under the indenture. As an unsecured class of notes, the interests and rights of holders of the

Subordinated 2010 Notes in and to the portfolio loans and other assets owned by the 2010 Issuer are subject to the prior claims of secured creditors of the 2010 Issuer and are potentially subject to or will rank equally with the claims of other unsecured creditors of the 2010 Issuer.
The Class B-Refi 2010 Notes are subordinated in right of payment on each payment date to prior payments on the Class A-Refi 2010 Notes and to certain amounts payable by the 2010 Issuer as administrative expenses. The Subordinated 2010 Notes are subordinated in right of payment on each payment date to payments on the Class A-Refi 2010 Notes and the Class B-Refi 2010 Notes as well as to certain amounts payable by the 2010 Issuer as administrative expenses and to the claims of other unsecured creditors of the 2010 Issuer.
The 2010 Issuer may only make payments on such securities to the extent permitted by the payment priority provisions of the indenture governing the notes, which generally provides that principal payments on the Class B-Refi 2010 Notes and the Subordinated 2010 Notes may not be made on any payment date unless all amounts owing under the Class A-Refi 2010 Notes are paid in full. In addition, if the 2010 Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the 2010 Debt Securitization, cash would be diverted from the Class B-Refi 2010 Notes and the Subordinated 2010 Notes to first pay the Class A-Refi Notes in amounts sufficient to cause such tests to be satisfied. In addition, no payments may be made on the membership interests in any period until all required payments in respect of the Class A-Refi 2010 Notes, the Class B-Refi 2010 Notes and Subordinated 2010 Notes have been paid in full. Therefore, to the extent that any losses are suffered by noteholders as a result of losses on the portfolio loans and other assets owned by the 2010 Issuer, such losses will be borne in the first instance by the holders of the membership interests, then by the Subordinated 2010 Notes, then by the holders of the Class B-Refi 2010 Notes and lastly by the holders of the Class A 2010 Notes.
We believe that the Debt Securitizations benefit from “internal” credit enhancement, meaning that holders of more senior classes of notes issued by the 2010 Issuer and the 2014 Issuer benefit from the terms of subordination applicable to the more junior classes of notes issued by the 2010 Issuer and the 2014 Issuer, respectively. Thus, in the case of the 2010 Debt Securitization, the Class A-Refi 2010 Notes enjoy the benefit of credit enhancement effectively provided by the subordination provisions of the Class B-Refi 2010 Notes and the Subordinated 2010 Notes. Likewise, the Class B-Refi 2010 Notes enjoy the benefit of credit enhancement effectively provided by the subordination provisions of the Subordinated 2010 Notes.
The documents governing the Debt Securitizations expressly provide that we and our subsidiaries (other than the 2010 Issuer or the 2014 Issuer, as applicable) are not, and cannot be held, liable for any shortfall in payments or any defaults on any of the classes of notes issued by the 2010 Issuer or the 2014 Issuer in connection with the Debt Securitizations because such obligations are the obligations of the 2010 Issuer or the 2014 Issuer only, and the sole recourse for such obligations is to the collateral owned by the 2010 Issuer or the 2014 Issuer rather than our assets or the assets of Holdings.
Under the terms of the documents related to the Debt Securitizations, recourse to us and to Holdings (in the case of the 2010 Debt Securitization) is limited and generally consistent with the terms of other similarly structured finance transactions. For example, under the master loan sale agreement with respect to the 2010 Debt Securitization, (1) we sold and/or contributed to Holdings all of our ownership interest in certain of our portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement, and (2) Holdings, in turn, sold and/or contributed to the 2010 Issuer all of its ownership interest in such portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement. These transfers were structured by their terms to provide limited recourse to us by the 2010 Issuer relating to certain representations and warranties with respect to certain characteristics including title and quality of the portfolio loans that were transferred to the 2010 Issuer. If we breached these representations and warranties and such breach materially and adversely affected the value of the portfolio loans or the interests of holders of notes issued by the 2010 Issuer, then we could be required, within 30 days of notice or our knowledge of such breach, to (a) cure such breach in all material respects, (b) repurchase the portfolio loan or loans subject to such breach or (c) remove the portfolio loan or loans subject to such breach from the pool of loans and other assets held by the 2010 Issuer and substitute a portfolio loan or loans that meet the requirements of the 2010 Debt Securitization documents. This repurchase and substitution obligation of us constitutes the sole remedy available against us for any breach of a representation or warranty related to the portfolio loans transferred to the 2010 Issuer.

A collateral management agreement is an agreement entered into between an adviser and a debt securitization vehicle or similar issuer and sets forth the terms and conditions pursuant to which the adviser will provide advisory and/or management services with respect to the client’s securities portfolio. Under the collateral management agreements between GC Advisors and the 2010 Issuer and the 2014 Issuer, GC Advisors’ duties include (1) selecting portfolio loans to be acquired and selecting the portfolio loans to be sold or otherwise disposed of by the 2010 Issuer and the 2014 Issuer, (2) reinvesting in other portfolio loans, where appropriate, (3) instructing the trustee with respect to any acquisition, disposition or tender of, or offer with respect to, a portfolio loan or other assets received in the open market or otherwise by the 2010 Issuer and the 2014 Issuer and (4) performing all other tasks, and taking all other actions, that are specified in, or not inconsistent with, the duties of the collateral manager. GC Advisors, in its role as collateral manager, is the party responsible for enforcing payment obligations on portfolio loans of the 2010 Issuer and the 2014 Issuer as well as exercising rights to vote on amendments to and waivers of provisions in the credit agreements of portfolio companies.
The Debt Securitizations provide a number of benefits to us, most notably an ability on our part to finance new portfolio loans acquired by the 2010 Issuer and the 2014 Issuer at an attractive cost.
We have no direct ability to enforce the payment obligations on portfolio loans held by the 2010 Issuer and the 2014 Issuer as part of the Debt Securitizations. The contribution of loans and participations did not constitute a realization event under the Investment Advisory Agreement, and no incentive fee was earned as a result of the Debt Securitizations.
A portion of the proceeds from the Debt Securitizations were used to originate and acquire additional portfolio loans. Such additional portfolio loans are held by us directly or sold and/or contributed into one of our subsidiaries, which enabled us to borrow additional amounts in securitization or other structures using such portfolio loans as collateral. We believe that the Debt Securitizations enable us to deploy our capital efficiently and to increase our capacity to provide financing for small to medium-sized businesses in our target market.
The Class B-Refi 2010 Notes may be transferred to: (1) “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, who are also “qualified purchasers” as that term is defined in Section 2(a)(51) of the 1940 Act; (2) to a limited number of other institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act, who are also qualified purchasers; and (3) outside of the United States to qualified purchasers in compliance with Regulation S under the Securities Act. The Subordinated 2010 Notes may be transferred only to persons or entities that are either (x) qualified institutional buyers or (y) institutional accredited investors and, in either case, are qualified purchasers. By their terms, the Subordinated 2010 Notes may only be owned by U.S. persons. No Subordinated 2010 Note (or interests in such notes) may be acquired or owned by any person that is classified for U.S. federal income tax purposes as a disregarded entity (unless the beneficial owner of such person is a corporation that is not a subchapter S corporation or otherwise taxable as a corporation), partnership, subchapter S corporation or grantor trust unless such person obtains a legal opinion to the effect that such acquisition or ownership will not cause the 2010 Issuer to be treated as a publicly traded partnership taxable as a corporation.
Membership interests in the 2010 Issuer may be transferred only with the written consent of the designated manager of the 2010 Issuer, which is us. Even with such consent, such membership interests may not be transferred unless, simultaneously with the transfer of such membership interests: (1) a proportionate amount of the Subordinated 2010 Notes are transferred so that the ratio of the percentage interest of the Subordinated 2010 Notes so transferred to all Subordinated 2010 Notes and the ratio of the percentage interest of the membership interests so transferred to all membership interests are equal, (2) the transfers of membership interests and the Subordinated 2010 Notes referred to in this paragraph are made to the same person or entity, and (3) the percentage interest of the membership interests and the Subordinated 2010 Notes, respectively, so transferred is no less than ten percent. The membership interests and the Subordinated 2010 Notes must at all times be held in such proportion that the ratio set forth in clause (1) is always met.

As of December 31, 2017 and September 30, 2017 and 2016, the 2010 Issuer held investments in 77, 81 and 77 portfolio companies with a total fair value of  $337.8 million, $345.8 million and $319.3 million, respectively. The pool of loans in the 2010 Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
As of December 31, 2017 and September 30, 2017 and 2016, the 2014 Issuer held investments in 83, 85 and 79 portfolio companies with a total fair value of  $384.3 million, $383.0 million and $391.8 million, respectively. The pool of loans in the 2014 Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
SBIC Licenses
SBIC IV, SBIC V and SBIC VI received approval for a license from the SBA to operate as an SBIC on August 24, 2010, December 5, 2012 and January 10, 2017, respectively. As our wholly-owned subsidiaries, SBIC IV, SBIC V and SBIC VI may rely on an exclusion from the definition of  “investment company” under the 1940 Act and do not elect to be regulated as business development companies under the 1940 Act. SBIC IV, SBIC V and SBIC VI each have an investment objective substantially similar to ours and make similar types of investments in accordance with SBIC regulations. As SBICs, SBIC IV, SBIC V and SBIC VI are subject to a variety of regulations and oversight by the SBA concerning the size and nature of the companies in which they may invest as well as the structures of those investments.
Prior to SBIC IV and SBIC V obtaining approval from the SBA, Golub Capital managed two SBICs licensed by the SBA for more than 14 years. The SBIC licenses allow our SBICs to incur leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment and certain approvals by the SBA and customary procedures. These debentures are non-recourse to us, have interest payable semi-annually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities and is generally lower than rates on comparable bank and other debt. Under the regulations applicable to SBICs, an SBIC may have outstanding debentures guaranteed by the SBA generally in an amount of up to twice its regulatory capital, which generally equates to the amount of its equity capital. SBIC IV and SBIC V are subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants.
As of December 31, 2017, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $350.0 million, and the maximum amount that may be issued by a single SBIC licensee is $150.0 million. SBIC IV, SBIC V and SBIC VI may each borrow up to two times the amount of its regulatory capital, subject to customary regulatory requirements. As of December 31, 2017, SBIC IV, SBIC V and SBIC VI had $125.0 million, $133.0 million, and $9.0 million, respectively, of outstanding SBA-guaranteed debentures that mature between September 2021 and September 2027 leaving incremental borrowing capacity of  $17.0 million and $41.0 million for SBIC V and SBIC VI, respectively, under present SBIC regulations. As of December 31, 2017, we had invested 4.1%, 4.1% and 0.6% of our assets in SBIC IV, SBIC V and SBIC VI, respectively. As of September 30, 2017, SBIC IV, SBIC V and SBIC VI had $125.0 million, $133.0 million and $9.0 million, respectively, of outstanding SBA-guaranteed debentures that mature between September 2021 and September 2027. As of September 30, 2016, SBIC IV and SBIC V had $150.0 million and $127.0 million of outstanding SBA-guaranteed debentures, respectively. As of September 30, 2017, we had invested 4.3%, 4.3% and 0.6% of our assets in SBIC IV, SBIC V, and SBIC VI, respectively.
On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement under the 1940 Act to exclude SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200% even if we do not approve the modified asset coverage requirement permitted by Section 61(a)(2) of the 1940 Act. This provides us with increased investment flexibility, but also increases our risks related to leverage.
Revolving Credit Facility
As of December 31, 2017, the Credit Facility allowed Funding to borrow up to $170.0 million at any one time outstanding.

The period through September 27, 2018 is referred to as the reinvestment period. All amounts outstanding under the Credit Facility are required to be repaid by September 28, 2022. As of December 31, 2017, the Credit Facility bears interest at one-month LIBOR plus 2.15% per annum. In addition to the stated interest expense on the Credit Facility, we are required to pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $80.0 million and 2.00% on any unused portion in excess of $80.0 million. The Credit Facility is secured by all of the assets held by Funding, and we have pledged our interests in Funding as collateral to Wells Fargo Bank, N.A., as the collateral agent, under an ancillary agreement to secure our obligations as the transferor and servicer under the Credit Facility. Both we and Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Credit Facility is subject to the leverage restrictions contained in the 1940 Act.
As of December 31, 2017 and September 30, 2017 and 2016, we had outstanding debt under the Credit Facility of  $110.3 million, $63.1 million and $126.7 million, respectively. As of December 31, 2017 and September 30, 2017 and 2016, subject to leverage and borrowing base restrictions, we had approximately $59.7 million, $161.9 million and $73.3 million, respectively, of remaining commitments and $59.7 million, $95.0 million and $30.8 million, respectively, of availability on the Credit Facility.
We plan to transfer certain loans and debt securities we have originated or acquired from time to time to Funding through a purchase and sale agreement and may cause Funding to originate or acquire loans in the future, consistent with our investment objectives.
Portfolio Composition, Investment Activity and Yield
As of December 31, 2017 and September 30, 2017 and 2016, we had investments in 190, 185 and 183 portfolio companies, respectively, with a total fair value of  $1,631.8 million, $1,590.0 million and $1,556.4 million, respectively, and had investments in SLF with a total fair value of  $91.6 million, $95.0 million and $104.2 million, respectively.
The following table shows the asset mix of our new investment commitments for the three months ended December 31, 2017 and 2016:
	For the three months ended December 31,
	2017		2016
	(In thousands)	Percentage of Commitments	(In thousands)	Percentage of Commitments
Senior secured	$38,498	27.1%	$27,486	22.4%
One stop	102,634	72.1	85,668	69.8
Subordinated debt	—	—	12	0.0*
Subordinated notes in SLF(1)	—	—	5,457	4.4
LLC equity interests in SLF(1)	—	—	3,661	3.0
Equity	1,114	0.8	437	0.4
Total new investment commitments	$142,246	100.0%	$122,721	100.0%

*
Represents an amount less than 0.1%.

(1)
SLF’s proceeds from the subordinated notes and LLC equity interests were utilized by SLF to invest in senior secured loans. As of December 31, 2017, SLF had investments in senior secured loans to 45 different borrowers.

For the three months ended December 31, 2017, we had approximately $96.3 million in proceeds from principal payments and return of capital distributions of portfolio companies. For the three months ended December 31, 2016 we had approximately $56.8 million in proceeds from principal payments and return of capital distributions of portfolio companies, excluding $78.7 million of proceeds from the repayment in full and termination of our investment in subordinated notes of SLF. For the three months ended December 31, 2017 and 2016, we had sales of investments in 6 and 11 portfolio companies, respectively, aggregating approximately $5.6 million and $37.1 million, respectively, in net proceeds.

The following table shows the asset mix of our new investment commitments for the years ended September 30, 2017, 2016 and 2015:
	Years ended September 30,
	2017		2016		2015
	(In thousands)	Percentage of Commitments	(In thousands)	Percentage of Commitments	(In thousands)	Percentage of Commitments
Senior secured	$129,134	21.5%	$124,392	19.0%	$225,442	24.4%
One stop	447,691	74.7	505,058	76.9	626,459	67.6
Subordinated debt	12	0.0*	42	0.0*	—	—
Subordinated notes in SLF(1)	5,457	0.9	9,620	1.5	50,974	5.5
LLC equity interests in SLF(1)	12,542	2.1	10,820	1.6	13,904	1.5
Equity	4,677	0.8	6,528	1.0	9,494	1.0
Total new investment commitments	$599,513	100.0%	$656,460	100.0%	$926,273	100.0%

*
Represents an amount less than 0.1%.

(1)
SLF’s proceeds from the subordinated notes and LLC equity interests were utilized by SLF to invest in senior secured loans. As of September 30, 2017, SLF had investments in senior secured loans to 50 different borrowers.

For the years ended September 30, 2017, 2016 and 2015, we had approximately $449.8 million, $366.2 million and $415.4 million, excluding $78.7 million of proceeds from the repayment in full and termination of our investment in subordinated notes of SLF during the year ended 2017, respectively, in proceeds from principal payments and return of capital distributions of portfolio companies. For the year ended September 30, 2017, we had sales of investments in 72, 44 and 50 portfolio companies, respectively, aggregating approximately $138.4 million, $172.2 million and $283.7 million, respectively, in net proceeds.
The following table shows the principal, amortized cost and fair value of our portfolio of investments by asset class:
	As of December 31, 2017(1)			As of September 30, 2017(1)			As of September 30, 2016(1)
	Principal	Amortized Cost	Fair Value	Principal	Amortized Cost	Fair Value	Principal	Amortized Cost	Fair Value
	(In thousands)
Senior secured:
Performing	$194,703	$192,755	$193,463	$196,296	$194,357	$195,089	$163,380	$161,536	$162,693
Non-accrual(2)	1,438	1,433	(4)(3)	1,438	1,433	(60)(3)	1,438	1,433	156
One stop:
Performing	1,387,162	1,369,610	1,378,171	1,339,755	1,322,220	1,331,069	1,317,595	1,299,211	1,303,297
Non-accrual(2)	4,558	4,503	1,829	8,870	8,788	3,015	3,899	3,845	1,170
Second lien:
Performing	9,435	9,314	9,435	9,434	9,306	9,434	27,909	27,579	27,909
Non-accrual(2)	—	—	—	—	—	—	—	—	—
Subordinated debt:
Performing	60	60	60	59	59	59	1,750	1,750	1,427
Non-accrual(2)	—	—	—	—	—	—	—	—	—
Subordinated notes in SLF(4)(5)
Performing	—	—	—	—	—	—	77,301	77,301	77,301
Non-accrual(2)	—	—	—	—	—	—	—	—	—
LLC equity interests in SLF(4)(5)	N/A	93,257	91,591	N/A	97,457	95,015	N/A	31,339	26,927
Equity	N/A	36,341	48,827	N/A	37,619	51,394	N/A	46,179	59,732
Total	$1,597,356	$1,707,273	$1,723,372	$1,555,852	$1,671,239	$1,685,015	$1,593,272	$1,650,173	$1,660,612

(1)
19, 19 and 14 of our loans included a feature permitting a portion of the interest due on such loan to be PIK interest as of December 31, 2017 and September 30, 2017 and 2016, respectively.

(2)
We refer to a loan as non-accrual when we cease recognizing interest income on the loan because we have stopped pursuing repayment of the loan or, in certain circumstances, it is past due 90 days or more on principal and interest or our management has reasonable doubt that principal or interest will be collected. See “— Critical Accounting Policies —  Revenue Recognition.”

(3)
The negative fair value is the result of the unfunded commitment being valued below par.

(4)
On December 30, 2016, SLF issued a capital call in an aggregate amount of  $89.9 million the proceeds of which were used to redeem in full the outstanding balance on the subordinated notes previously issued by SLF and terminate all remaining subordinated note commitments.

(5)
Proceeds from the subordinated notes and LLC equity interests invested in SLF were utilized by SLF to invest in senior secured loans.

As of December 31, 2017 and September 30, 2017 and 2016, the fair value of our debt investments as a percentage of the outstanding principal value was 99.1%, 98.9% and 98.8%, respectively.
The following table shows the weighted average rate, spread over LIBOR of floating rate and fees of investments originated and the weighted average rate of sales and payoffs of portfolio companies during the three months ended December 31, 2017 and 2016 and the years ended September 30, 2017, 2016 and 2015:
	For the three months ended December 31,		For the years ended September 30,
	2017	2016	2017	2016	2015
Weighted average rate of new investment fundings(1)	7.5%	6.9%	7.1%	7.2%	6.7%
Weighted average spread over LIBOR of new floating rate investment fundings(1)	6.0%	5.9%	5.9%	6.2%	5.7%
Weighted average rate of new fixed rate investment fundings	N/A	N/A	8.0%	10.7%	10.8%
Weighted average fees of new investment fundings	1.4%	1.6%	1.5%	1.9%	1.5%
Weighted average rate of sales and payoffs of portfolio investments(1)(2)	7.6%	6.9%	7.3%	7.0%	6.8%
Weighted average annualized income yield(3)(4)	7.9%	7.7%	7.8%	7.6%	7.8%

(1)
Excludes our subordinated note investments in SLF.

(2)
Excludes exits on investments on non-accrual status.

(3)
Represents income from interest, including subordinated notes in SLF, and fees excluding amortization of capitalized fees and discounts divided by the average fair value of earning debt investments, and does not represent a return to any investor in us.

(4)
For the three months ended December 31, 2016 and the year ended September 30, 2017, weighted average annualized income yield does not reflect interest income from subordinated notes in SLF, which were redeemed on December 30, 2016.

As of December 31, 2017, 99.6% and 99.6% of our debt portfolio at fair value and at amortized cost, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans. As of September 30, 2017, 99.6% and 99.6% of our debt portfolio at fair value and at amortized cost, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans. As of September 30, 2016, 93.3% and 93.6% of our debt portfolio, including our investment in SLF subordinated notes which were not subject to an interest rate floor, at fair value and at amortized cost, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans.

As of December 31, 2017 and September 30, 2017 and 2016, the portfolio median earnings before interest, taxes, depreciation and amortization, or EBITDA, for our portfolio companies (excluding SLF) was $26.3 million, $25.2 million and $26.0 million, respectively. The portfolio median EBITDA is based on the most recently reported trailing twelve-month EBITDA received from the portfolio company.
Senior Loan Fund LLC
We co-invest with RGA in senior secured loans through SLF, an unconsolidated Delaware LLC. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee consisting of two representatives of each of us and RGA (with unanimous approval required from (i) one representative of each of us and RGA or (ii) both representatives of each of us and RGA). SLF may cease making new investments upon notification of either member but operations will continue until all investments have been sold or paid-off in the normal course of business.
As of December 31, 2017, SLF is capitalized by LLC equity interest subscriptions from its members. On December 14, 2016, the SLF investment committee approved the recapitalization of the commitments of SLF’s members. On December 30, 2016, SLF’s members entered into additional LLC equity interest subscriptions totaling $160.0 million, SLF issued capital calls totaling $89.9 million to us and RGA and the subordinated notes previously issued by SLF were redeemed and terminated. As of December 31, 2017 and September 30, 2017, we and RGA owned 87.5% and 12.5%, respectively, of the LLC equity interests. SLF’s profits and losses are allocated to us and RGA in accordance with our respective ownership interests.
As of December 31, 2017 and September 30, 2017 and 2016, SLF had the following commitments from its members (in the aggregate):
	As of December 31, 2017		As of September 30, 2017		As of September 30, 2016
	Committed	Funded(1)	Committed	Funded(1)	Committed	Funded(1)(2)
	(In Thousands)
Subordinated note commitments	$—	$—	$—	$—	$160,000	$88,344
LLC equity commitments	200,000	106,580	200,000	111,380	40,000	35,816
Total	$200,000	$106,580	$200,000	$111,380	$200,000	$124,160

(1)
Funded LLC equity commitments are presented net of return of capital distributions subject to recall.

(2)
Funded subordinated note commitments as of September 30, 2016 are presented net of repayments subject to recall. The subordinated note commitments were terminated as of December 30, 2016.

As of December 31, 2017, the senior secured revolving credit facility, or, as amended, the SLF Credit Facility, that SLF II entered into with Wells Fargo Securities, LLC, as administrative agent, and Wells Fargo Bank, N.A., as lender, allows SLF II to borrow up to $200.0 million subject to leverage and borrowing base restrictions. The reinvestment period of the SLF Credit Facility ends August 29, 2018, and the stated maturity date is August 30, 2022. As of December 31, 2017 and September 30, 2017 and 2016, SLF II had outstanding debt under the SLF Credit Facility of  $180.2 million, $197.7 million and $214.1 million, respectively. Through the reinvestment period, the SLF Credit Facility bears interest at one-month LIBOR plus a rate between 1.75% and 2.15%, depending on the composition of the collateral asset portfolio, per annum.
As of December 31, 2017 and September 30, 2017 and 2016, SLF had total assets at fair value of $285.1 million, $306.2 million and $332.8 million, respectively. As of December 31, 2017, SLF did not have any portfolio companies on non-accrual status. As of September 30, 2017 and 2016, SLF had one portfolio company investment on non-accrual status with a fair value of  $0.3 million and $6.7 million, respectively. The portfolio companies in SLF are in industries and geographies similar to those in which we may invest directly. Additionally, as of December 31, 2017 and September 30, 2017 and 2016, SLF had commitments to fund various undrawn revolving credit and delayed draw loans to its portfolio companies totaling $12.2 million, $13.3 million and $24.1 million, respectively.

Below is a summary of SLF’s portfolio, followed by a listing of the individual investments in SLF’s portfolio as of December 31, 2017 and September 30, 2017 and 2016:
	As of December 31, 2017	As of September 30, 2017	As of September 30, 2016
	(Dollars in thousands)
Senior secured loans(1)	$279,394	$301,583	$331,473
Weighted average current interest rate on senior secured loans(2)	6.8%	6.4%	6.0%
Number of borrowers in SLF	45	50	62
Largest portfolio company investment(1)	$13,785	$13,820	$13,050
Total of five largest portfolio company investments(1)	$60,822	$61,187	$61,118

(1)
At principal amount.

(2)
Computed as the (a) annual stated interest rate on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

SLF Investment Portfolio as of December 31, 2017
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.4%	$2,089	$2,099
1A Smart Start LLC(4)	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.2	927	928
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.6	6,561	5,905
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.6	449	404
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	6.3	3,184	3,184
Arise Virtual Solutions, Inc.(4)	Telecommunications	Senior loan	12/2018	7.7	9,022	9,022
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	6.2	10,073	10,073
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	6.4	4,678	4,674
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.9	8,568	8,396
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.9	4,317	4,231
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	2,435	2,435
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	1,224	1,224
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	59	59
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	40	40
Curo Health Services LLC(4)	Healthcare, Education and Childcare	Senior loan	02/2022	5.4	5,835	5,841
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	4,401	4,401
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	428	428
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	266	266
Encore GC Acquisition, LLC	Healthcare, Education and Childcare	Senior loan	01/2020	7.2	4,712	4,712
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.4	6,013	6,013
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.4	1,669	1,669
Flexan, LLC(4)	Chemicals, Plastics and Rubber	Senior loan	02/2020	9.0	281	281
Gamma Technologies, LLC(4)	Electronics	Senior loan	06/2021	6.3	10,238	10,238
III US Holdings, LLC	Diversified/Conglomerate Service	Senior loan	09/2022	8.2	5,030	5,030
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	2,293	2,293
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.6	119	119
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.6	64	64
Joerns Healthcare, LLC(4)	Healthcare, Education and Childcare	Senior loan	05/2020	7.5	8,745	8,147

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	7.0%	$6,744	$6,744
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	7.0	2,221	2,221
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	7.0	972	972
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	7.3	1,972	1,932
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	7.4	623	609
Park Place Technologies LLC(4)	Electronics	Senior loan	06/2022	6.7	5,337	5,337
Pasternack Enterprises, Inc. and Fairview Microwave, Inc	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.6	5,358	5,358
Payless ShoeSource, Inc.	Retail Stores	Senior loan	08/2022	10.5	768	732
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.6	4,549	4,458
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.9	80	78
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.6	53	52
PowerPlan Holdings, Inc.(4)	Utilities	Senior loan	02/2022	6.8	11,365	11,365
Premise Health Holding Corp.(4)	Healthcare, Education and Childcare	Senior loan	06/2020	6.2	11,742	11,742
Pyramid Healthcare, Inc.(4)	Healthcare, Education and Childcare	Senior loan	08/2019	8.1	9,713	9,713
Pyramid Healthcare, Inc.(4)	Healthcare, Education and Childcare	Senior loan	08/2019	9.8	99	99
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.6	4,981	4,981
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	12/2023	7.6	8,894	8,805
Radiology Partners, Inc.(4)(5)	Healthcare, Education and Childcare	Senior loan	12/2023	N/A(6)	—	(3)
Reliant Pro ReHab, LLC(4)	Healthcare, Education and Childcare	Senior loan	12/2018	6.7	3,215	3,215
RSC Acquisition, Inc.(4)	Insurance	Senior loan	11/2022	6.9	3,854	3,835
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.2	15	15
Rubio’s Restaurants, Inc.(4)	Beverage, Food and Tobacco	Senior loan	11/2018	6.4	4,980	4,980
Rug Doctor LLC	Personal and Non Durable Consumer Products (Mfg. Only)	Senior loan	06/2018	6.8	5,658	5,658
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.1	4,770	4,674
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	8.8	70	69
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.1	70	69
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.1	50	49
Saldon Holdings, Inc.(4)	Diversified/Conglomerate Service	Senior loan	09/2022	6.0	2,435	2,435
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	6.3	3,675	3,675
SEI, Inc.	Electronics	Senior loan	07/2021	6.3	13,785	13,785
Self Esteem Brands, LLC(4)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	6.3	11,045	11,045
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.3	5,277	5,253

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
Severin Acquisition, LLC(4)	Diversified/Conglomerate Service	Senior loan	07/2021	6.4%	$4,820	$4,818
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.6	666	669
Severin Acquisition, LLC(5)	Diversified/Conglomerate Service	Senior loan	07/2021	N/A(6)	—	(1)
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	858	815
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	68	64
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	68	64
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	67	64
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	67	64
Smashburger Finance LLC(5)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(6)	—	(6)
Tate’s Bake Shop, Inc.(4)	Beverage, Food and Tobacco	Senior loan	08/2019	7.9	2,918	2,896
Tate’s Bake Shop, Inc.(5)	Beverage, Food and Tobacco	Senior loan	08/2019	N/A(6)	—	(3)
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	4,542	4,542
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.4	3,549	3,549
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	668	668
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	507	507
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	246	246
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2021	6.9	7,374	7,374
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	6.2	11	10
W3 Co.	Oil and Gas	Senior loan	03/2022	7.6	1,263	1,260
WHCG Management, LLC(4)	Healthcare, Education and Childcare	Senior loan	03/2023	6.4	7,960	7,960
WIRB-Copernicus Group, Inc.	Healthcare, Education and Childcare	Senior loan	08/2022	6.7	5,652	5,652
Total senior loan investments					$279,394	$277,340
Payless ShoeSource, Inc.(7)(8)	Retail Stores	LLC interest	N/A	N/A	35	$782
W3 Co.(7)(8)	Oil and Gas	LLC units	N/A	N/A	3	1,129
Total equity investments						$1,911
Total investments					$279,394	$279,251

(1)
Represents the weighted average annual current interest rate as of December 31, 2017.

(2)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(3)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in our board of directors’ valuation process described elsewhere herein.

(4)
We also hold a portion of the first lien senior secured loan in this portfolio company.

(5)
The negative fair value is the result of the unfunded commitment being valued below par.

(6)
The entire commitment was unfunded as of December 31, 2017. As such, no interest is being earned on this investment. The investment may be subject to an unused facility fee.

(7)
Equity investment received as a result of the portfolio company’s debt restructuring.

(8)
Non-income producing securities.

SLF Investment Portfolio as of September 30, 2017
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.1%	$2,094	$2,105
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	5.8	928	928
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	6,805	5,784
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	466	396
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	6.0	3,184	3,184
Arise Virtual Solutions, Inc.(4)	Telecommunications	Senior loan	12/2018	7.3	9,856	9,856
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	5.8	10,073	10,073
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	6.1	4,851	4,845
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.6	8,590	8,418
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.6	4,328	4,242
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	2,442	2,442
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	1,227	1,227
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	59	59
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	41	41
Curo Health Services LLC(4)	Healthcare, Education and Childcare	Senior loan	02/2022	5.3	5,850	5,867
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	4,401	4,401
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	428	428
EAG, INC. (Evans Analytical Group)	Diversified/Conglomerate Service	Senior loan	07/2018	5.5	1,964	1,964
Encore GC Acquisition, LLC	Healthcare, Education and Childcare	Senior loan	01/2020	6.8	4,725	4,725
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.1	6,029	6,029
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.1	1,686	1,686
Flexan, LLC(4)	Chemicals, Plastics and Rubber	Senior loan	02/2020	8.8	47	47
Gamma Technologies, LLC(4)	Electronics	Senior loan	06/2021	6.0	10,264	10,264
Harvey Tool Company, LLC	Diversified/Conglomerate Manufacturing	Senior loan	03/2020	6.1	3,064	3,064
III US Holdings, LLC	Diversified/Conglomerate Service	Senior loan	09/2022	7.9	5,044	5,044
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.3	2,293	2,293
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	102	102

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4%	$64	$64
Joerns Healthcare, LLC(4)	Healthcare, Education and Childcare	Senior loan	05/2020	7.8	8,745	8,202
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	6,762	6,762
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	2,226	2,226
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	822	822
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	6.0	2,164	2,164
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	6.0	1,492	1,492
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.2	1,977	1,977
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.2	596	596
Park Place Technologies LLC(4)	Electronics	Senior loan	06/2022	6.3	5,341	5,287
Pasternack Enterprises, Inc. and Fairview Microwave, Inc.	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.2	5,372	5,372
Payless ShoeSource, Inc.	Retail Stores	Senior loan	08/2022	10.3	768	757
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.2	4,560	4,469
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.7	83	81
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.2	53	52
PowerPlan Holdings, Inc.(4)	Utilities	Senior loan	02/2022	6.5	11,365	11,365
Premise Health Holding Corp.(4)	Healthcare, Education and Childcare	Senior loan	06/2020	5.8	11,772	11,772
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.7	9,738	9,738
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.9	597	597
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.2	5,217	5,217
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	7,793	7,793
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	595	595
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	505	505
Reliant Pro ReHab, LLC(4)	Healthcare, Education and Childcare	Senior loan	12/2017	6.3	3,240	3,240
RSC Acquisition, Inc.(4)	Insurance	Senior loan	11/2022	6.6	3,864	3,864
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.1	15	15
Rubio’s Restaurants, Inc.(4)	Beverage, Food and Tobacco	Senior loan	11/2018	6.1	4,992	4,992
Rug Doctor LLC	Personal and Non Durable Consumer Products (Mfg. Only)	Senior loan	06/2018	6.6	5,792	5,792
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.0	4,782	4,686
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.8	70	69

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.0%	$50	$49
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	8.8	34	33
Saldon Holdings, Inc.(4)	Diversified/Conglomerate Service	Senior loan	09/2022	5.8	2,521	2,490
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	6.0	3,684	3,684
SEI, Inc.	Electronics	Senior loan	07/2021	6.0	13,820	13,820
Self Esteem Brands, LLC(4)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	6.0	11,313	11,313
Severin Acquisition, LLC(4)	Diversified/Conglomerate Service	Senior loan	07/2021	6.1	4,832	4,830
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.0	5,290	5,265
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.2	668	670
Severin Acquisition, LLC(5)	Diversified/Conglomerate Service	Senior loan	07/2021	N/A(6)	—	(1)
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	867	754
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	60
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC(5)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(6)	—	(15)
Stomatcare DSO, LLC(7)	Healthcare, Education and Childcare	Senior loan	05/2022	6.2% PIK	625	329
Tate’s Bake Shop, Inc.(4)	Beverage, Food and Tobacco	Senior loan	08/2019	6.3	2,926	2,926
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	5.5	4,553	4,553
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	3,567	3,567
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	687	687
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.0	514	514
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	252	252
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2021	6.6	7,393	7,393
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	5.8	22	21
W3 Co.	Oil and Gas	Senior loan	03/2022	7.3	1,266	1,269
WHCG Management, LLC(4)	Healthcare, Education and Childcare	Senior loan	03/2023	6.1	7,980	7,980
WIRB-Copernicus Group, Inc.	Healthcare, Education and Childcare	Senior loan	08/2022	6.3	5,666	5,666

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
					(In thousands)
Young Innovations, Inc.(4)	Healthcare, Education and Childcare	Senior loan	01/2019	6.3%	$10,369	$10,369
Young Innovations, Inc.(4)	Healthcare, Education and Childcare	Senior loan	01/2019	6.3	209	209
Total senior loan investments					$301,583	$298,941
Payless ShoeSource, Inc.(8)(9)	Retail Stores	LLC interest	N/A	N/A	35	$843
W3 Co.(8)(9)	Oil and Gas	LLC units	N/A	N/A	3	1,146
						$1,989
Total investments					$301,583	$300,930

(1)
Represents the weighted average annual current interest rate as of September 30, 2017. All interest rates are payable in cash.

(2)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(3)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in our board of directors’ valuation process described elsewhere herein.

(4)
We also hold a portion of the senior secured loan in this portfolio company.

(5)
The negative fair value is the result of the unfunded commitment being valued below par.

(6)
The entire commitment was unfunded as of September 30, 2017. As such, no interest is being earned on this investment.

(7)
Loan was on non-accrual status as of September 30, 2017, meaning that SLF has ceased recognizing interest income on the loan.

(8)
Equity investment received as a result of the portfolio company’s debt restructuring.

(9)
Non-income producing.

SLF Loan Portfolio as of September 30, 2016
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(3)
					(In thousands)
1A Smart Start LLC(3)	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	5.8%	$2,116	$2,111
ACTIVE Network, Inc.	Electronics	Senior loan	11/2020	5.5	1,945	1,938
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	6,805	6,601
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	466	452
Advanced Pain Management Holdings, Inc.(4)	Healthcare, Education and Childcare	Senior loan	02/2018	N/A(5)	—	(35)
Aimbridge Hospitality, LLC(3)	Hotels, Motels, Inns, and Gaming	Senior loan	10/2018	5.8	5,037	5,037
American Seafoods Group LLC	Beverage, Food and Tobacco	Senior loan	08/2021	6.0	4,818	4,806
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	5.8	3,895	3,895
Arise Virtual Solutions, Inc.(3)	Telecommunications	Senior loan	12/2018	7.8	10,804	10,264
Arise Virtual Solutions, Inc.(3)(4)	Telecommunications	Senior loan	12/2018	N/A(5)	—	(28)
Atkins Nutritionals, Inc.(3)	Beverage, Food and Tobacco	Senior loan	01/2019	6.3	5,664	5,664
BMC Software, Inc.	Electronics	Senior loan	09/2020	5.0	1,876	1,813
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	5.5	10,667	10,667
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	5.8	4,948	4,938
C.B. Fleet Company, Incorporated	Personal and Non Durable Consumer Products	Senior loan	12/2021	5.8	7,613	7,613
Checkers Drive-In Restaurants, Inc.	Beverage, Food and Tobacco	Senior loan	01/2022	6.5	4,460	4,427
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.3	8,677	8,677
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.3	4,373	4,373
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.5	2,466	2,454
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.5	1,240	1,234
CPI Buyer, LLC (Cole-Parmer)(3)	Healthcare, Education and Childcare	Senior loan	08/2021	5.5	5,805	5,776
Curo Health Services LLC(3)	Healthcare, Education and Childcare	Senior loan	02/2022	6.5	5,910	5,928
DentMall MSO, LLC(6)	Retail Stores	Senior loan	07/2019	6.0	10,147	6,088
DentMall MSO, LLC(6)	Retail Stores	Senior loan	07/2019	6.0	1,000	598
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	4,568	4,431
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	255	224
EAG, INC. (Evans Analytical Group)	Diversified/Conglomerate Service	Senior loan	07/2017	5.0	2,113	2,113
Encore GC Acquisition, LLC(3)	Healthcare, Education and Childcare	Senior loan	01/2020	6.3	4,773	4,773

SLF Loan Portfolio as of September 30, 2016 – (continued)
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(3)
					(In thousands)
Encore GC Acquisition, LLC(3)	Healthcare, Education and Childcare	Senior loan	01/2020	7.8%	$164	$164
Express Oil Change, LLC(3)	Retail Stores	Senior loan	12/2017	6.0	4,841	4,841
Extreme Reach Inc.	Broadcasting and Entertainment	Senior loan	02/2020	7.3	1,976	1,998
Federal-Mogul Corporation	Automobile	Senior loan	04/2021	4.8	3,920	3,799
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	6.3	6,090	6,090
Harvey Tool Company, LLC(3)	Diversified/Conglomerate Manufacturing	Senior loan	03/2020	6.0	3,108	3,108
Jensen Hughes, Inc.	Diversified/Conglomerate Service	Senior loan	12/2021	6.3	2,342	2,342
Jensen Hughes, Inc.	Diversified/Conglomerate Service	Senior loan	12/2021	6.0	104	104
Jensen Hughes, Inc.	Diversified/Conglomerate Service	Senior loan	12/2021	6.2	65	65
Joerns Healthcare, LLC(3)	Healthcare, Education and Childcare	Senior loan	05/2020	6.0	9,598	9,118
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.5	6,834	6,834
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.5	1,061	1,061
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.5	596	596
K&N Engineering, Inc.(3)	Automobile	Senior loan	07/2019	6.8	3,781	3,781
K&N Engineering, Inc.(3)	Automobile	Senior loan	07/2019	5.3	179	179
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	5.8	2,233	2,233
Mediaocean LLC(3)	Diversified/Conglomerate Service	Senior loan	08/2022	5.8	3,137	3,137
Northwestern Management Services, LLC(3)	Healthcare, Education and Childcare	Senior loan	10/2019	6.5	4,288	4,224
Northwestern Management Services, LLC(3)	Healthcare, Education and Childcare	Senior loan	10/2019	6.5	470	463
Northwestern Management Services, LLC(3)	Healthcare, Education and Childcare	Senior loan	10/2019	7.5	1	1
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.5	1,998	1,958
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.7	180	166
Pasternack Enterprises, Inc. and Fairview Microwave, Inc(3)	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.0	1,640	1,623
Payless ShoeSource, Inc.	Retail Stores	Senior loan	03/2021	5.0	1,955	1,163
Pentec Acquisition Sub, Inc.	Healthcare, Education and Childcare	Senior loan	05/2018	6.3	1,419	1,419
PetVet Care Centers LLC(3)	Personal, Food and Miscellaneous Services	Senior loan	12/2020	5.8	5,895	5,895
PetVet Care Centers LLC(3)	Personal, Food and Miscellaneous Services	Senior loan	12/2020	5.8	1,219	1,219
PowerPlan Holdings, Inc.(3)	Utilities	Senior loan	02/2022	5.8	11,994	11,994
PPT Management, LLC	Healthcare, Education and Childcare	Senior loan	04/2020	6.0	13,026	13,026

SLF Loan Portfolio as of September 30, 2016 – (continued)
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(3)
					(In thousands)
PPT Management, LLC	Healthcare, Education and Childcare	Senior loan	04/2020	6.0%	$10	$10
Premise Health Holding Corp.(3)	Healthcare, Education and Childcare	Senior loan	06/2020	5.5	11,891	11,891
Pyramid Healthcare, Inc.(3)	Healthcare, Education and Childcare	Senior loan	08/2019	6.8	8,354	8,354
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.8	373	373
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.0	5,880	5,821
Radiology Partners, Inc.(3)	Healthcare, Education and Childcare	Senior loan	09/2020	6.5	7,072	7,001
Radiology Partners, Inc.(3)	Healthcare, Education and Childcare	Senior loan	09/2020	6.5	801	792
Radiology Partners, Inc.(3)	Healthcare, Education and Childcare	Senior loan	09/2020	6.5	510	505
Radiology Partners, Inc.(3)(4)	Healthcare, Education and Childcare	Senior loan	09/2020	N/A(5)	—	(6)
Radiology Partners, Inc.(3)(4)	Healthcare, Education and Childcare	Senior loan	09/2020	N/A(5)	—	(3)
Reliant Pro ReHab, LLC(3)	Healthcare, Education and Childcare	Senior loan	12/2017	6.0	3,337	3,337
RSC Acquisition, Inc.(3)	Insurance	Senior loan	11/2022	6.3	3,732	3,732
RSC Acquisition, Inc.(3)	Insurance	Senior loan	11/2022	6.3	172	172
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.8	33	33
Rubio’s Restaurants, Inc.(3)	Beverage, Food and Tobacco	Senior loan	11/2018	6.0	5,044	5,044
Rug Doctor LLC	Personal and Non Durable Consumer Products	Senior loan	06/2018	6.3	7,780	7,780
Saldon Holdings, Inc.	Diversified/Conglomerate Service	Senior loan	09/2021	5.5	2,718	2,718
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	5.8	3,722	3,722
SEI, Inc.	Electronics	Senior loan	07/2021	5.8	8,711	8,711
Self Esteem Brands, LLC(3)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	5.0	6,342	6,342
Severin Acquisition, LLC(3)	Diversified/Conglomerate Service	Senior loan	07/2021	5.9	4,882	4,858
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	951	932
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	74
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	73
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	73
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	73

SLF Loan Portfolio as of September 30, 2016 – (continued)
Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(3)
					(In thousands)
Smashburger Finance LLC(4)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(5)	$—	$(2)
Systems Maintenance Services Holding, Inc.(3)	Electronics	Senior loan	10/2019	5.0%	2,396	2,396
Tate’s Bake Shop, Inc.(3)	Beverage, Food and Tobacco	Senior loan	08/2019	6.0	2,955	2,955
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	5.3	4,582	4,566
Transaction Data Systems, Inc.(3)	Diversified/Conglomerate Service	Senior loan	06/2021	6.3	5,260	5,260
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	5.5	9	8
W3 Co.	Oil and Gas	Senior loan	03/2020	5.8	2,924	2,295
Worldwide Express Operations, LLC	Cargo Transport	Senior loan	07/2019	6.0	4,869	4,869
Worldwide Express Operations, LLC	Cargo Transport	Senior loan	07/2019	6.0	100	100
Young Innovations, Inc.(3)	Healthcare, Education and Childcare	Senior loan	01/2019	5.3	3,804	3,818
Young Innovations, Inc.(3)	Healthcare, Education and Childcare	Senior loan	01/2018	6.8	122	118
Zest Holdings, LLC	Healthcare, Education and Childcare	Senior loan	08/2020	5.8	5,282	5,282
					$331,473	$323,510

(1)
Represents the weighted average annual current interest rate as of September 30, 2016. All interest rates are payable in cash.

(2)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in our board of directors’ valuation process described elsewhere herein.

(3)
We also hold a portion of the senior loan in this portfolio company.

(4)
The negative fair value is the result of the unfunded commitment being valued below par.

(5)
The entire commitment was unfunded as of September 30, 2016. As such, no interest is being earned on this investment.

(6)
Loan was on non-accrual status as of September 30, 2016, meaning that SLF has ceased recognizing interest income on the loan.

As of December 31, 2017, we have committed to fund $175.0 million of LLC equity interests to SLF. As of December 31, 2017 and September 30, 2017 and 2016, $93.3 million, $97.5 million and $31.3 million, respectively, of our LLC equity interest commitment to SLF had been called and contributed, net of return of capital distributions subject to recall. For the three months ended December 31, 2017 and 2016, we received $2.0 million and $0.7 million, respectively, in dividend income from the SLF LLC equity interests. For the years ended September 30, 2017 and 2016, we received $4.9 million and $4.1 million, respectively, in dividend income from the LLC equity interests.
The subordinated notes previously held by us were redeemed on December 30, 2016, and therefore no interest income was earned for the three months ended December 31, 2017. For the three months ended December 31, 2016, we earned interest income of  $1.6 million, on the subordinated notes. As of September 30, 2016, the amortized cost, net of principal repayments that were subject to recall, and fair value of the subordinated notes held by us was $77.3 million and $77.3 million, respectively. As of September 30, 2016, the subordinated notes paid a weighted average interest rate of three-month LIBOR plus 8.0%. For the years ended September 30, 2017 and 2016, we earned interest income of  $1.6 million and $6.9 million, respectively, on the subordinated notes.
For the three months ended December 31, 2017 and 2016, we earned an annualized total return on our weighted average capital invested in SLF of 11.4% and 7.1%, respectively. The annualized total return on weighted average capital invested is calculated by dividing total income earned on our investments in SLF by the combined daily average of our investments in (1) the principal of the SLF subordinated notes, if any, and (2) the NAV of the SLF LLC equity interests.
For the years ended September 30, 2017 and 2016, we earned a total return on our weighted average capital invested in SLF of 7.8% and 6.6%, respectively. The total return on weighted average capital invested is calculated by dividing total income earned on our investments in SLF by the combined daily average of our investments in (1) the principal of the SLF subordinated notes, if any, and (2) the NAV of the SLF LLC equity interests.
Below is certain summarized financial information for SLF as of December 31, 2017 and September 30, 2017 and 2016 and for the three months ended December 31, 2017 and 2016 and the years ended September 30, 2017 and 2016:
	As of December 31, 2017	As of September 30, 2017	As of September 30, 2016
	(In thousands)
Selected Balance Sheet Information, at fair value
Investments, at fair value	$279,251	$300,930	$323,510
Cash and other assets	5,864	5,305	7,281
Receivable from investments sold	—	—	1,995
Total assets	$285,115	$306,235	$332,786
Senior credit facility	$180,150	$197,700	$214,050
Unamortized debt issuance costs	(345)	(712)	(949)
Other liabilities	635	658	567
Total liabilities	180,440	197,646	213,668
Subordinated notes and members’ equity	104,675	108,589	119,118
Total liabilities and members’ equity	$285,115	$306,235	$332,786

	Three months ended December 31,		Year ended September 30,
	2017	2016	2017	2016
	(In thousands)
Selected Statement of Operations Information:
Interest income	$4,908	$5,190	$21,455	$22,016
Fee income	25	—	5	84
Total investment income	4,933	5,190	21,460	22,100
Interest and other debt financing expenses	2,079	3,884	10,236	15,715
Administrative service fee	113	127	477	457
Other expenses	29	33	131	151
Total expenses	2,221	4,044	10,844	16,323
Net investment income	2,712	1,146	10,616	5,777
Net realized gains (losses) on investments	—	—	(7,379)	(479)
Net change in unrealized appreciation (depreciation) on investments and subordinated notes	421	(862)	4,647	(4,685)
Net increase (decrease) in members’ equity	$3,133	$284	$7,884	$613

Prior to their termination, SLF elected to fair value the subordinated notes issued to us and RGA under ASC Topic 825 — Financial Instruments, or ASC Topic 825. The subordinated notes were valued by calculating the net present value of the future expected cash flow streams using an appropriate risk-adjusted discount rate model. For the three months ended December 31, 2016, SLF did not recognize unrealized appreciation or depreciation on the subordinated notes.
Contractual Obligations and Off-Balance Sheet Arrangements
A summary of our significant contractual payment obligations as of December 31, 2017 is as follows:
	Payments Due by Period (In millions)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
2010 Debt Securitization	$205.0	$—	$—	$—	$205.0
2014 Debt Securitization	246.0	—	—	—	246.0
SBA debentures	267.0	—	—	103.5	163.5
Credit Facility	110.3	—	—	110.3	—
Adviser Revolver	—	—	—	—	—
Unfunded commitments(1)	62.8	62.8	—	—	—
Total contractual obligations	$891.1	$62.8	$—	$213.8	$614.5

(1)
Unfunded commitments represent unfunded commitments to fund investments, excluding our investments in SLF, as of December 31, 2017. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans with various maturity dates, but we are showing this amount in the less than one year category as this entire amount was eligible for funding to the borrowers as of December 31, 2017, subject to the terms of each loan’s respective credit agreement.

We may become a party to financial instruments with off-balance sheet risk in the normal course of our business to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2017 and September 30, 2017 and 2016, we had outstanding commitments to fund investments, excluding our investments in SLF, totaling

$62.8 million, $60.5 million and $81.4 million, respectively. We have commitments of up to $81.7 million, $77.5 million and $66.4 million to SLF as of December 31, 2017 and September 30, 2017 and 2016, respectively, that may be contributed primarily for the purpose of funding new investments approved by the SLF investment committee.
We have certain contracts under which we have material future commitments. We have entered into the Investment Advisory Agreement with GC Advisors in accordance with the 1940 Act. Under the Investment Advisory Agreement, GC Advisors provides us with investment advisory and management services.
Under the Administration Agreement, the Administrator furnishes us with office facilities and equipment, provides us with clerical, bookkeeping and record keeping services at such facilities and provides us with other administrative services necessary to conduct our day-to-day operations. The Administrator also provides on our behalf managerial assistance to those portfolio companies to which we are required to offer to provide such assistance.
If any of the contractual obligations discussed above are terminated, our costs under any new agreements that we enter into may increase. In addition, we would likely incur significant time and expense in locating alternative parties to provide the services we receive under our Investment Advisory Agreement and our Administration Agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.
Distributions
We intend to make quarterly distributions to our stockholders as determined by our board of directors. For additional details on distributions, see “Income taxes” in Note 2 to our consolidated financial statements.
We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of our distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage requirements applicable to us as a business development company under the 1940 Act. If we do not distribute a certain percentage of our income annually, we will suffer adverse U.S. federal income tax consequences, including the possible loss of our ability to be subject to tax as a RIC. We cannot assure stockholders that they will receive any distributions.
Because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified within capital accounts in the financial statements to reflect their tax character. For example, permanent differences in classification may result from the treatment of distributions paid from short-term gains as ordinary income dividends for tax purposes. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future.
To the extent our taxable earnings fall below the total amount of our distributions for any tax year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read any written disclosure accompanying a distribution payment carefully and should not assume that the source of any distribution is our ordinary income or gains.
We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, our stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock unless a stockholder specifically “opts out” of our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes.

Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following items as critical accounting policies.
Fair Value Measurements
We value investments for which market quotations are readily available at their market quotations. However, a readily available market value is not expected to exist for many of the investments in our portfolio, and we value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process.
Valuation methods may include comparisons of the portfolio companies to peer companies that are public, determination of the enterprise value of a portfolio company, discounted cash flow analysis and a market interest rate approach. The factors that are taken into account in fair value pricing investments include: available current market data, including relevant and applicable market trading and transaction comparables; applicable market yields and multiples; security covenants; call protection provisions; information rights; the nature and realizable value of any collateral; the portfolio company’s ability to make payments, its earnings and discounted cash flows and the markets in which it does business; comparisons of financial ratios of peer companies that are public; comparable merger and acquisition transactions; and the principal market and enterprise values. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we will consider the pricing indicated by the external event to corroborate the private equity valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from values that may ultimately be received or settled.
Our board of directors is ultimately and solely responsible for determining, in good faith, the fair value of investments that are not publicly traded, whose market prices are not readily available on a quarterly basis or any other situation where portfolio investments require a fair value determination.
With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:
Our quarterly valuation process begins with each portfolio company investment being initially valued by the investment professionals of GC Advisors responsible for credit monitoring. Preliminary valuation conclusions are then documented and discussed with our senior management and GC Advisors. The audit committee of our board of directors reviews these preliminary valuations. At least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm. The board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith.
Determination of fair values involves subjective judgments and estimates. Under current accounting standards, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

We follow ASC Topic 820 for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. Our fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:
Level 1:
Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2:
Inputs include quoted prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

Level 3:
Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or a liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the asset or liability. We assess the levels of assets and liabilities at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among Level 1, 2 and 3 of the fair value hierarchy for assets and liabilities during the three months ended December 31, 2017 and 2016 and the years ended September 30, 2017, 2016 and 2015. The following section describes the valuation techniques used by us to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.
Valuation of Investments
Level 1 investments are valued using quoted market prices. Level 2 investments are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 investments are valued at fair value as determined in good faith by our board of directors, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of our board of directors to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on the number of portfolio companies) of our valuations of debt and equity investments without readily available market quotations subject to review by an independent valuation firm. As of December 31, 2017 and September 30, 2017 and 2016, with the exception of money market funds included in cash and cash equivalents and restricted cash and cash equivalents (Level 1 investments) and investments measured at fair value using the NAV, all investments were valued using Level 3 inputs of the fair value hierarchy.
When determining fair value of Level 3 debt and equity investments, we may take into account the following factors, where relevant: the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA. A portfolio company’s EBITDA may include pro-forma adjustments for items such as acquisitions, divestitures, or expense reductions. The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, we will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, we use a market interest rate yield analysis to determine fair value.
In addition, for certain debt investments, we may base our valuation on indicative bid and ask prices provided by an independent third party pricing service. Bid prices reflect the highest price that we and others may be willing to pay. Ask prices represent the lowest price that we and others may be willing to accept. We generally use the midpoint of the bid/ask range as our best estimate of fair value of such investment.
Due to the inherent uncertainty of determining the fair value of Level 3 investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a market existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which such investment had previously been recorded.
Our investments are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments are traded.
Valuation of Secured Borrowings
We have elected the fair value option under ASC Topic 825 relating to accounting for debt obligations at their fair value for our secured borrowings which arise due to partial loan sales that do not meet the criteria for sale treatment under ASC Topic 860. As of December 31, 2017 and September 30, 2017, there were no secured borrowings outstanding. All secured borrowings as of September 30, 2016 were valued using Level 3 inputs under the fair value hierarchy, and our approach to determining fair value of Level 3 secured borrowings is consistent with our approach to determining fair value of the Level 3 investments that are associated with these secured borrowings as previously described.
Valuation of Other Financial Assets and Liabilities
Fair value of our debt is estimated using Level 3 inputs by discounting remaining payments using comparable market rates or market quotes for similar instruments at the measurement date, if available.
Revenue Recognition:
Our revenue recognition policies are as follows:
Investments and Related Investment Income:   Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments. Premiums, discounts, and origination fees are amortized or accreted into interest income over the life of the respective debt investment. For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, we do not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not likely to be collectible. In addition, we may generate revenue in the form of amendment, structuring or due diligence fees, fees for providing managerial assistance, consulting fees and prepayment premiums on loans and record these fees as fee income when received. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums on loans as fee income. Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. Distributions received from

LLC and limited partnership, or LP, investments are evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.
We account for investment transactions on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. We report changes in fair value of investments from the prior period that is measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in our Consolidated Statements of Operations.
Non-accrual:   Loans may be left on accrual status during the period we are pursuing repayment of the loan. Management reviews all loans that become past due 90 days or more on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on non-accrual status. We generally reverse accrued interest when a loan is placed on non-accrual. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. We restore non-accrual loans to accrual status when past due principal and interest is paid and, in our management’s judgment, are likely to remain current. The total fair value of our non-accrual loans was $1.8 million as of December 31, 2017, $3.0 million as of September 30, 2017 and $1.3 million as of September 30, 2016.
Partial loan sales:   We follow the guidance in ASC Topic 860, when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on our statements of assets and liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value.
Income taxes:   See “Consolidated Results of Operations — Expenses — Excise Tax Expense.”
Quantitative and Qualitative Disclosures about Market Risk
We are subject to financial market risks, including changes in interest rates. Many of the loans in our portfolio have floating interest rates, and we expect that our loans in the future may also have floating interest rates. These loans are usually based on a floating LIBOR and typically have interest rate reset provisions that adjust applicable interest rates under such loans to current market rates on a quarterly basis. The loans that are subject to the floating LIBOR are also subject to a minimum base rate, or floor, that we charge on our loans if the current market rates are below the respective floors. As of December 31, 2017 and September 30, 2017, the weighted average LIBOR floor on the loans subject to floating interest rates was 1.02% and 1.03%, respectively. Prior to their redemption on October 20, 2016, the Class A 2010 Notes issued as part of the 2010 Debt Securitization had floating interest rate provisions based on three-month LIBOR that reset quarterly as do the Class A-Refi 2010 Notes issued in connection with the refinancing of the 2010 Debt Securitization. In addition, prior to their redemption on March 23, 2018, the Class A-1, A-2 and B 2014 Notes issued as part of the 2014 Debt Securitization had floating interest rate provisions based on three-month LIBOR that reset quarterly as do the Class A-1-R, A-2-R and B-R 2014 Notes issued in connection with the refinancing of the 2014 Debt Securitization. The Credit Facility has a floating interest rate provision based on one-month LIBOR that resets daily. We expect that other credit facilities into which we enter in the future may have floating interest rate provisions.

Assuming that the interim and unaudited Consolidated Statement of Financial Condition as of December 31, 2017 were to remain constant and that we took no actions to alter interest rate sensitivity as of such date, the following table shows the annualized impact of hypothetical base rate changes in interest rates.
Change in interest rates	Increase (decrease) in interest income	Increase (decrease) in interest expense	Net increase (decrease) in investment income
	(In thousands)
Down 25 basis points	$(3,939)	$(1,403)	$(2,536)
Up 50 basis points	7,886	2,807	5,079
Up 100 basis points	15,773	5,613	10,160
Up 150 basis points	23,660	8,420	15,240
Up 200 basis points	31,546	11,226	20,320
Although we believe that this analysis is indicative of our sensitivity to interest rate changes as of December 31, 2017, it does not adjust for changes in the credit market, credit quality, the size and composition of the assets in our portfolio and other business developments, including borrowings under the Debt Securitizations and the Credit Facility, or other borrowings, that could affect net increase in net assets resulting from operations, or net income. Accordingly, we can offer no assurances that actual results would not differ materially from the analysis above.
We may in the future hedge against interest rate fluctuations by using standard hedging instruments such as interest rate swaps, futures, options and forward contracts to the limited extent permitted under the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the investments in our portfolio with fixed interest rates.
Senior Securities
Information about our senior securities is shown as of the dates indicated in the below table:
Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	(In thousands)
Retired Credit Facility
September 30, 2008	$123,083	$1,137	—	N/A
September 30, 2009	$315,306	$1,294	—	N/A
TRS
September 30, 2011	$77,986	$2,240	—	N/A
2010 Debt Securitization
September 30, 2010	$174,000	$2,487	—	N/A
September 30, 2011	$174,000	$2,240	—	N/A
September 30, 2012	$174,000	$2,632	—	N/A
September 30, 2013	$203,000	$3,717	—	N/A
September 30, 2014	$215,000	$2,491	—	N/A
September 30, 2015	$215,000	$2,373	—	N/A
September 30, 2016	$215,000	$2,488	—	N/A
September 30, 2017	$205,000	$2,852	—	N/A
December 31, 2017	$205,000	$2,698	—	N/A

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)		Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	(In thousands)
2014 Debt Securitization
September 30, 2014	$246,000		$2,491	—	N/A
September 30, 2015	$246,000		$2,373	—	N/A
September 30, 2016	$246,000		$2,488	—	N/A
September 30, 2017	$246,000		$2,852	—	N/A
December 31, 2017	$246,000		$2,698	—	N/A
Credit Facility
September 30, 2011	$2,383		$2,240	—	N/A
September 30, 2012	$54,800		$2,632	—	N/A
September 30, 2013	$29,600		$3,717	—	N/A
September 30, 2014	$27,400		$2,491	—	N/A
September 30, 2015	$127,250		$2,373	—	N/A
September 30, 2016	$126,700		$2,488	—	N/A
September 30, 2017	$63,100		$2,852	—	N/A
December 31, 2017	$110,300		$2,698	—	N/A
Revolver
September 30, 2014	$0	$	N/A	—	N/A
September 30, 2015	$0	$	N/A	—	N/A
Adviser Revolver
September 30, 2016	$0	$	N/A	—	N/A
September 30, 2017	$0	$	N/A	—	N/A
December 31, 2017	$0	$	N/A	—	N/A
SBA Debentures
September 30, 2011	$61,300		$2,240	—	N/A
September 30, 2012	$123,500		$2,632	—	N/A
September 30, 2013	$179,500		$3,717	—	N/A
September 30, 2014	$208,750		$2,491	—	N/A
September 30, 2015	$225,000		$2,373	—	N/A
September 30, 2016	$277,000		$2,488	—	N/A
September 30, 2017	$267,000		$2,852	—	N/A
December 31, 2017	$267,000		$2,698	—	N/A
Total Debt(5)
September 30, 2008	$123,083		$1,137	—	N/A
September 30, 2009	$315,306		$1,294	—	N/A
September 30, 2010	$174,000		$2,487	—	N/A
September 30, 2011	$254,369		$2,240	—	N/A
September 30, 2012	$228,800		$2,632	—	N/A
September 30, 2013	$232,600		$3,717	—	N/A
September 30, 2014	$488,400		$2,491	—	N/A
September 30, 2015	$588,250		$2,373	—	N/A

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	(In thousands)
September 30, 2016	$587,700	$2,488	—	N/A
September 30, 2017	$514,100	$2,852	—	N/A
December 31, 2017	$561,300	$2,698	—	N/A

(1)
Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3)
The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)
Not applicable because such senior securities are not registered for public trading.

(5)
These amounts exclude the SBA debentures pursuant to exemptive relief we received from the SEC on September 13, 2011.

PRICE RANGE OF COMMON STOCK
Our common stock began trading on April 15, 2010 and is currently traded on The Nasdaq Global Select Market under the symbol “GBDC”. The following table lists the high and low closing sale price for our common stock, the closing sale price as a percentage of net asset value, or NAV, and quarterly distributions per share since October 1, 2015.
Period	NAV(1)	Closing Sales Price		Premium of High Sales Price to NAV(2)	Premium (Discount) of Low Sales Price to NAV(2)	Dividends and Distributions Declared
		High	Low
Fiscal year ending September 30, 2018
Third quarter (through April 26, 2018	N/A	$18.07	$17.83	N/A	N/A	$—
Second quarter	N/A	$18.44	$17.62	N/A	N/A	$0.32
First quarter	$16.04	$19.41	$18.20	21.0%	13.5%	$0.40(3)
Fiscal year ending September 30, 2017
Fourth quarter	$16.08	$19.71	$18.24	22.6%	13.4%	$0.32
Third quarter	$16.01	$20.44	$19.10	27.7%	19.3%	$0.32
Second quarter	$15.88	$19.88	$18.38	25.2%	15.7%	$0.32
First quarter	$15.74	$18.76	$17.55	19.2%	11.5%	$0.57(4)
Fiscal year ended September 30, 2016
Fourth quarter	$15.96	$19.75	$18.18	23.7%	13.9%	$0.32
Third quarter	$15.88	$18.08	$16.84	13.9%	6.0%	$0.32
Second quarter	$15.85	$17.38	$15.23	9.7%	(3.9)%	$0.32
First quarter	$15.89	$17.47	$16.12	9.9%	1.4%	$0.32

(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)
Calculated as of the respective high or low closing sales price divided by the quarter-end NAV.

(3)
Includes a special distribution of  $0.08 per share.

(4)
Includes a special distribution of  $0.25 per share.

The last reported price for our common stock on April 26, 2018 was $17.89 per share. As of April 25, 2018, we had 380 stockholders of record.

THE COMPANY
General
We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, for U.S. federal income tax purposes, we have elected to be treated as a RIC under Subchapter M of the Code. We were formed in November 2009 to continue and expand the business of our predecessor, Golub Capital Master Funding LLC, which commenced operations in July 2007, to make investments primarily in senior secured, one stop, second lien and subordinated loans of, and warrants and minority equity securities in, U.S. middle-market companies that are, in most cases, sponsored by private equity firms.
Our investment objective is to generate current income and capital appreciation by investing primarily in one stop and other senior secured loans of U.S. middle-market companies. We may also selectively invest in second lien and subordinated loans of, and warrants and minority equity securities in U.S. middle-market companies. We intend to achieve our investment objective by (1) accessing the established loan origination channels developed by Golub Capital, a leading lender to middle-market companies with over $20.0 billion in capital under management as of December 31, 2017, (2) selecting investments within our core middle-market company focus, (3) partnering with experienced sponsors, in many cases with whom Golub Capital has invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.
As of December 31, 2017 and September 30, 2017 and 2016, our portfolio at fair value was comprised of the following:
	As of December 31, 2017		As of September 30, 2017		As of September 30, 2016
Investment Type	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments
Senior secured	$193,459	11.2%	$195,029	11.6%	$162,849	9.8%
One stop	1,380,000	80.1	1,334,084	79.2	1,304,467	78.5
Second lien	9,435	0.6	9,434	0.6	27,909	1.7
Subordinated debt	60	0.0*	59	0.0*	1,427	0.1
Subordinated notes in SLF(1)(2)	—	—	—	—	77,301	4.7
LLC equity interests in SLF(2)	91,591	5.3	95,015	5.6	26,927	1.6
Equity	48,827	2.8	51,394	3.0	59,732	3.6
Total	$1,723,372	100.0%	$1,685,015	100.0%	$1,660,612	100.0%

*
Represents an amount less than 0.1%.

(1)
On December 30, 2016, SLF issued a capital call in an aggregate amount of  $89.9 million the proceeds of which were used to redeem in full the outstanding balance on the subordinated notes previously issued by SLF and terminate all remaining subordinated note commitments.

(2)
Proceeds from the subordinated notes and LLC equity interests invested in SLF were utilized by SLF to invest in senior secured loans.

We seek to create a portfolio that includes primarily one stop and other senior secured loans by primarily investing approximately $5.0 million to $30.0 million of capital, on average, in the securities of U.S. middle-market companies. We may also selectively invest more than $30.0 million in some of our portfolio companies and generally expect that the size of our individual investments will vary proportionately with the size of our capital base.
Our Adviser
Our investment activities are managed by our investment adviser, GC Advisors. GC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. GC Advisors was organized in September 2008 and is a registered investment adviser under the Advisers Act. Under the Investment Advisory Agreement, we pay GC Advisors a base management fee and an incentive fee for its services. See “Management Agreements — Investment Advisory Agreement — Management Fee” for a discussion of the base management fee and incentive fee, including the cumulative income incentive fee and the income and capital gains incentive fee, payable by us to GC Advisors. Unlike most closed-end funds whose fees are based on assets net of leverage, our base management fee is based on our average-adjusted gross assets (including leverage but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and, therefore, GC Advisors benefits when we incur debt or use leverage. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase. Additionally, under the incentive fee structure, GC Advisors benefits when capital gains are recognized and, because it determines when a holding is sold, GC Advisors controls the timing of the recognition of capital gains. Our board of directors is charged with protecting our interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While not expected to review or approve each borrowing, our independent directors periodically review GC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. See “Management Agreements —  Investment Advisory Agreement — Board Approval of the Investment Advisory Agreement.”
GC Advisors is an affiliate of Golub Capital and pursuant to the Staffing Agreement, Golub Capital LLC makes experienced investment professionals available to GC Advisors and provides access to the senior investment personnel of Golub Capital LLC and its affiliates. The Staffing Agreement provides GC Advisors with access to deal flow generated by Golub Capital LLC and its affiliates in the ordinary course of their businesses and commits the members of GC Advisors’ investment committee to serve in that capacity. As our investment adviser, GC Advisors is obligated to allocate investment opportunities among us and its other clients fairly and equitably over time in accordance with its allocation policy. See “Related Party Transactions and Certain Relationships.” However, there can be no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time. GC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Golub Capital LLC’s investment professionals.
Golub Capital LLC
Golub Capital LLC, an affiliate of GC Advisors, provides the administrative services necessary for us to operate. The Administrator furnishes us with office facilities and equipment and provides us clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records we are required to maintain and preparing our reports to our stockholders and reports filed with the SEC. In addition, the Administrator also assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, printing and disseminating reports to our stockholders and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. The Administrator may retain third parties to assist in providing administrative services to us. To the extent that the Administrator outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to the Administrator. We reimburse the Administrator for the allocable portion (subject to the review and approval of our board of directors) of the Administrator’s overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. The Administrator also provides on our behalf significant managerial assistance to those portfolio companies to which we are required to provide such assistance.

About Golub Capital
Golub Capital, founded in 1994, is a leading lender to middle-market companies, with a long track record of investing in senior secured, one stop, second lien and subordinated loans. As of December 31, 2017, Golub Capital had over $20.0 billion of assets under management. Since its inception, Golub Capital has closed deals with over 230 middle-market sponsors and repeat transactions with over 150 sponsors.
Golub Capital’s middle-market lending group is managed by a four-member senior management team consisting of Lawrence E. Golub, David B. Golub, Andrew H. Steuerman and Gregory W. Cashman. As of December 31, 2017, Golub Capital’s more than 100 investment professionals had an average of over 12 years of investment experience and were supported by more than 250 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management.
Market Trends
We have identified the following trends that may affect our business:
Target Market.   We believe that small and middle-market companies in the United States with annual revenues between $10.0 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Golub Capital, and we believe that this market segment will continue to produce significant investment opportunities for us.
Specialized Lending Requirements.   We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (3) may also require more extensive ongoing monitoring by the lender.
Demand for Debt Capital.   We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and subordinated debt from other sources, such as us.
Competition from Bank Lenders.   We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We believe these factors may result in opportunities for alternative funding sources to middle-market companies and therefore more market opportunities for us.
Market Environment.   We believe that as part of the path of economic recovery following the credit crisis, there has been increased competition for new middle-market investments due to some new non-bank finance companies that have entered the market and due to improving financial performance of middle-market companies. Increased competition for direct lending to middle market businesses may result in less favorable pricing terms for our potential investments. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. However, we believe that our scale, product suite, entrenched relationships and strong market position will continue to allow us to find investment opportunities with attractive risk-adjusted returns.
Competitive Strengths
Deep, Experienced Management Team.   We are managed by GC Advisors, which, as of December 31, 2017, had access through the Staffing Agreement to the resources and expertise of Golub Capital’s more than 350 employees, led by our chairman, Lawrence E. Golub, and our chief executive officer, David B. Golub. As of December 31, 2017, the more than 100 investment professionals of Golub Capital had an average of over 12 years of investment experience and were supported by more than 250 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management. GC Advisors also manages GCIC and GBDC 3, each a Maryland corporation and a closed-end, non-diversified management investment company that has elected to be treated as a business development company. Golub Capital seeks to hire and retain high-quality investment professionals and reward those personnel based on investor returns.
In 2016, Golub Capital was awarded Private Debt Investor’s “Lender of the Year, Americas”, “Senior Lender of the Year, Americas”, “Business Development Company of the Year”, and “CLO Manager of the Year, Americas”. In addition, in 2016 Golub Capital was awarded M&A Atlas Awards “USA Lender of the Year” and Mergers and Acquisitions “Lender of the Year”. In 2015, Golub Capital was awarded Creditflux Manager Awards “Best Business Development Company,” Global Capital’s US Securitization Awards “Best Middle Market CLO Manager for 2014” and Private Debt Investor’s “Lender of the Year, Americas” and “Unitranche Lender of the Year, Americas.” In 2014, Golub Capital was awarded Acquisition International’s 2014 Fund Awards “Credit Asset Management Firm of the Year — USA,” ACQ’s Global Awards “US Credit Asset Manager of the Year,” Acquisition International’s “Broadly Syndicated Loans Specialist of the Year — USA,” and Acquisition International’s Hedge Fund Award “USA Credit Asset Manager of the Year.”
Leading U.S. Debt Platform Provides Access to Proprietary Relationship-Based Deal Flow.   GC Advisors gives us access to the deal flow of Golub Capital, one of the leading middle-market lenders in the United States. Golub Capital has been ranked a top 3 Traditional Middle Market Bookrunner each year from 2008 to 2017 for senior secured loans of up to $500.0 million for leveraged buyouts (according to Thomson Reuters LPC and internal data; based on number of deals completed). Since its inception, Golub Capital has closed deals with over 230 middle-market sponsors and repeat transactions with over 150 sponsors. We believe that Golub Capital receives relationship-based “early looks” and “last looks” at many investment opportunities in the U.S. middle-market market, allowing it to be highly selective in the transactions it pursues.
Disciplined Investment and Underwriting Process.   GC Advisors utilizes the established investment process of Golub Capital for reviewing lending opportunities, structuring transactions and monitoring investments. Using its disciplined approach to lending, GC Advisors seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and the implementation of restrictive debt covenants.
Regimented Credit Monitoring.   Following each investment, GC Advisors implements a regimented credit monitoring system. This careful approach, which involves ongoing review and analysis by teams of professionals, has enabled GC Advisors to identify problems early and to assist borrowers before they face difficult liquidity constraints.
Concentrated Middle-Market Focus.   Because of our focus on the middle-market, we understand the following general characteristics of middle-market lending:
•
middle-market companies are generally less leveraged than large companies and, we believe, offer more attractive investment returns in the form of upfront fees, prepayment penalties and higher interest rates;

•
middle-market issuers are more likely to have simple capital structures;

•
carefully structured covenant packages enable middle-market lenders to take early action to remediate poor financial performance; and

•
middle-market lenders can undertake thorough due diligence investigations prior to investment.

Investment Criteria/Guidelines
We seek to generate strong risk-adjusted net returns by assembling a portfolio of investments across a broad range of industries and private equity investors.

We primarily target U.S. middle-market companies controlled by private equity investors that require capital for growth, acquisitions, recapitalizations, refinancings and leveraged buyouts. We may also make opportunistic loans to independently owned and publicly held middle-market companies. We seek to partner with strong management teams executing long-term growth strategies. Target businesses will typically exhibit some or all of the following characteristics:
•
annual EBITDA of less than $100.0 million annually;

•
sustainable leading positions in their respective markets;

•
scalable revenues and operating cash flow;

•
experienced management teams with successful track records;

•
stable, predictable cash flows with low technology and market risks;

•
a substantial equity cushion in the form of capital ranking junior to our investment;

•
low capital expenditures requirements;

•
a North American base of operations;

•
strong customer relationships;

•
products, services or distribution channels having distinctive competitive advantages;

•
defensible niche strategy or other barriers to entry; and

•
demonstrated growth strategies.

While we believe that the criteria listed above are important in identifying and investing in prospective portfolio companies, not all of these criteria will be met by each prospective portfolio company.
Investment Process Overview
We view our investment process as consisting of four distinct phases described below:
Origination.   GC Advisors sources investment opportunities through access to a network of over 10,000 individual contacts developed in the financial services and related industries by Golub Capital and managed through a proprietary customer relationship database. Among these contacts is an extensive network of private equity firms and relationships with leading middle-market senior lenders. The senior deal professionals of Golub Capital supplement these leads through personal visits and marketing campaigns. It is their responsibility to identify specific opportunities, to refine opportunities through candid exploration of the underlying facts and circumstances and to apply creative and flexible thinking to solve clients’ financing needs. Golub Capital’s origination personnel are located in offices in Chicago, New York and San Francisco. Each originator maintains long-standing customer relationships and is responsible for covering a specified target market. We believe those originators’ strength and breadth of relationships across a wide range of markets generate numerous financing opportunities, which we believe enables GC Advisors to be highly selective in recommending investments to us.
Underwriting.   We utilize the systematic, consistent approach to underwriting developed by Golub Capital, with a particular focus on determining the value of a business in a downside scenario. The key criteria that we consider include (1) strong and resilient underlying business fundamentals, (2) a substantial equity cushion in the form of capital ranking junior in right of payment to our investment and (3) a conclusion that overall “downside” risk is manageable. While the size of our equity cushion will vary over time and across industries, the equity cushion generally sought by GC Advisors today is between 35% and 45% of total portfolio capitalization. We generally focus on the criteria developed by Golub Capital for evaluating prospective portfolio companies, and we put more emphasis on credit considerations (such as (1) loan-to-value ratio (which is the amount of our loan divided by the enterprise value of the company in which we are investing), (2) the ability of the company to maintain a liquidity cushion through economic cycles and in downside scenarios, (3) the ability of the company to service its fixed charge obligations under a variety of scenarios and (4) its anticipated strategic value in a downturn) than on profit potential and loan pricing. Our due diligence process for middle-market credits will typically entail:

•
a thorough review of historical and pro forma financial information,

•
on-site visits;

•
interviews with management and employees;

•
a review of loan documents and material contracts;

•
third-party “quality of earnings” accounting due diligence;

•
when appropriate, background checks on key managers and research relating to the company’s business, industry, markets, customers, suppliers, products and services and competitors; and

•
the commission of third-party market studies when appropriate.

The following chart illustrates the stages of Golub Capital’s evaluation and underwriting process:
ILLUSTRATIVE DEAL EVALUATION PROCESS
Execution.   In executing transactions for us, GC Advisors utilizes the due diligence process developed by Golub Capital. Through a consistent approach to underwriting and careful attention to the details of execution, it seeks to close deals as fast or faster than competitive financing providers while maintaining discipline with respect to credit, pricing and structure to ensure the ultimate success of the financing. Upon completion of due diligence, the investment team working on an investment delivers a memorandum to GC Advisors’ investment committee. Once an investment has been approved by the investment committee, it moves through a series of steps towards negotiation of final documentation. Upon completion of final documentation, a loan is funded upon the execution of an investment committee memorandum by members of GC Advisors’ investment committee.
Monitoring.   We view active portfolio monitoring as a vital part of our investment process. We consider board observation rights, where appropriate, regular dialogue with company management and sponsors and detailed, internally generated monitoring reports to be critical to our performance. Golub Capital has developed a monitoring template that is designed to reasonably ensure compliance with these standards. This template is used by GC Advisors as a tool to assess investment performance relative to our investment plan.

As part of the monitoring process, GC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal system developed by Golub Capital and its affiliates. This system is not generally accepted in our industry or used by our competitors. It is based on the following categories, which we refer to as GC Advisors’ internal performance rating:
Internal Performance Ratings
Rating	Definition
5	Involves the least amount of risk in our portfolio. The borrower is performing above expectations, and the trends and risk factors are generally favorable.
4	Involves an acceptable level of risk that is similar to the risk at the time of origination. The borrower is generally performing as expected, and the risk factors are neutral to favorable.
3	Involves a borrower performing below expectations and indicates that the loan’s risk has increased somewhat since origination. The borrower may be out of compliance with debt covenants; however, loan payments are generally not past due.
2	Involves a borrower performing materially below expectations and indicates that the loan’s risk has increased materially since origination. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).
1	Involves a borrower performing substantially below expectations and indicates that the loan’s risk has substantially increased since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 1 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.
Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.
For any investment rated 1, 2 or 3, GC Advisors will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions.
GC Advisors monitors and, when appropriate, changes the internal performance ratings assigned to each investment in our portfolio. In connection with our valuation process, GC Advisors and our board of directors review these internal performance ratings on a quarterly basis.
The following table shows the distribution of our investments on the 1 to 5 internal performance rating scale at fair value as of December 31, 2017 and September 30, 2017 and 2016:
	December 31, 2017		September 30, 2017		September 30, 2016
Internal Performance Rating	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments
5	$137,146	8.0%	$91,525	5.5%	$93,768	5.7%
4	1,411,330	81.9	1,378,316	81.8	1,380,274	83.1
3	170,010	9.9	212,629	12.6	176,464	10.6
2	3,720	0.2	249	0.0*	9,950	0.6
1	1,166	0.0*	2,296	0.1	156	0.0*
Total	$1,723,372	100.0%	$1,685,015	100.0%	$1,660,612	100.0%

*
Represents an amount less than 0.1%.

Investment Committee
GC Advisors’ investment committee, which is comprised of officers of GC Advisors, evaluates and approves all of our investments, subject to the oversight of our board of directors. The investment committee process is intended to bring the diverse experience and perspectives of the committee’s members to the analysis and consideration of each investment. The investment committee currently consists of Lawrence E. Golub, David B. Golub, Andrew H. Steuerman and Gregory W. Cashman. The investment committee serves to provide investment consistency and adherence to our core investment philosophy and policies. The investment committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.
In addition to reviewing investments, investment committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are reviewed on a regular basis. Members of the investment team are encouraged to share information and credit views with the investment committee early in their analysis. We believe this process improves the quality of the analysis and assists the deal team members to work more efficiently.
Each transaction is presented to the investment committee in a formal written report. All of our new investments must be approved by a consensus of the investment committee. Each member of the investment committee performs a similar role for other investment funds, accounts or other investment vehicles, collectively referred to as accounts, sponsored or managed by Golub Capital and its affiliates.
Investment Structure
Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers to structure an investment. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company’s capital structure.
We structure our investments, which typically have maturities of three to seven years as described below. Our loans typically provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount at maturity.
Senior Secured Loans.   When we structure investments in senior secured loans, we obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the portfolio company borrower.
One Stop Loans.   We structure our one stop loans as senior secured loans. We obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of the portfolio company. In many cases, we are the sole lender, or we together with our affiliates are the sole lenders, of one stop loans, which can afford us additional influence over the borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
One stop loans include loans to technology companies undergoing strong growth due to new services, increased adoption and/or entry into new markets. We refer to loans to these companies as late stage lending loans. Other targeted characteristics of late stage lending businesses include strong customer revenue retention rates, a diversified customer base and backing from growth equity or venture capital firms. In some cases, the borrower’s high revenue growth is supported by a high level of discretionary spending. As part of the underwriting of such loans and consistent with industry practice, we may adjust our characterization of the earnings of such borrowers for a reduction or elimination of such discretionary expenses, if appropriate.
Second Lien Loans.   We structure these investments as junior, secured loans. We obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of a portfolio company.

Subordinated Loans.   We structure these investments as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with significant current interest income. Subordinated loans rank senior only to a borrower’s equity securities and rank junior to all of such borrower’s other indebtedness in priority of payment. These loans typically have interest-only payments (often representing a combination of cash pay and or PIK interest) in the early years. Subordinated loan investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. In addition, the PIK feature of many subordinated loans, which effectively operates as negative amortization of loan principal, increases credit risk exposure over the life of the loan.
Subordinated loan investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. In addition, the PIK feature of many subordinated loans, which effectively operates as negative amortization of loan principal, increases credit risk exposure over the life of the loan.
Warrants and Minority Equity Securities.   In some cases, we may purchase minority equity interests or receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a loan, which can allow us to achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events.
Senior Loan Fund.   We have invested in SLF, which as of December 31, 2017, consisted of a portfolio of loans to different borrowers in industries similar to the companies in our portfolio. SLF invests primarily in senior secured loans of middle market companies, which debt securities are expected to be secured by a first lien on some or all of the issuer’s assets, including traditional senior debt and any related revolving or similar credit facility, in generally the same manner as our senior secured and one stop loans. SLF may also invest in more liquid senior secured loans.
We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:
•
selecting investments that we believe have a very low probability of loss;

•
requiring a total return on our investments that we believe will compensate us appropriately for credit risk; and

•
negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

Investments
We seek to create a portfolio that includes primarily one stop and other senior secured loans by investing approximately $5.0 million to $30.0 million of capital, on average, in the securities of middle-market companies. Set forth below is a list of our ten largest portfolio company investments as of December 31, 2017, as well as the top ten industries in which we were invested as of December 31, 2017, in each case excluding SLF, calculated as a percentage of our total investments as of such date.
Portfolio Company	Fair Value of Investments (In thousands)	Percentage of Total Investments
Chase Industries, Inc.	$39,123	2.3%
MRI Software LLC	38,237	2.2
Massage Envy, LLC	36,291	2.1
Vetcor Professional Practices LLC	35,616	2.1
DCA Investment Holdings, LLC	35,189	2.0
Captive Resources Midco, LLC	35,156	2.0
Integration Appliance, Inc.	33,560	1.9
Radiology Partners, Inc.	28,654	1.7
Brooks Equipment Company, LLC	28,416	1.7
HealthcareSource HR, Inc.	23,922	1.4
	$334,164	19.4%

Industry	Fair Value of Investments (In thousands)	Percentage of Total Investments
Healthcare, Education and Childcare	$345,699	20.0%
Diversified/Conglomerate Service	323,791	18.8
Retail Stores	142,406	8.3
Beverage, Food and Tobacco	108,343	6.3
Diversified/Conglomerate Manufacturing	98,780	5.7
Electronics	89,946	5.2
Personal, Food and Miscellaneous Services	79,467	4.6
Leisure, Amusement, Motion Pictures, Entertainment	77,786	4.5
Personal and Non Durable Consumer Products (Mfg. Only)	69,824	4.1
Buildings and Real Estate	66,806	3.9
	$1,402,848	81.4%

Managerial Assistance
As a business development company, we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance would involve an arrangement to provide significant guidance and counsel concerning the management, operations or business objectives and policies of the portfolio company. The Administrator or an affiliate of the Administrator provides such managerial assistance on our behalf to portfolio companies that request this assistance. We may receive fees for these services and reimburse the Administrator or an affiliate of the Administrator, as applicable, for its allocated costs in providing such assistance, subject to the review and approval by our board of directors, including our independent directors.

Competition
Our primary competitors in providing financing to middle-market companies include public and private funds, other business development companies, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or to the source-of-income, asset diversification and distribution requirements we must satisfy to maintain our qualification as a RIC.
We use the expertise of the investment professionals of Golub Capital and its affiliates to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, the relationships of the senior members of Golub Capital and its affiliates enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we invest. See “Risk Factors — Risks Relating to our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.”
Administration
We do not have any direct employees, and our day-to-day investment operations are managed by GC Advisors. We have a chief executive officer, chief financial officer, chief compliance officer, managing director and director of corporate strategy, and to the extent necessary, our board of directors may elect to hire additional personnel going forward. Our officers are officers and/or employees of Golub Capital LLC, an affiliate of GC Advisors, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs is paid by us pursuant to the Administration Agreement with the Administrator. See “Management Agreements — Administration Agreement.”
Properties
We do not own any real estate or other physical properties materially important to our operation. Our headquarters are located at 666 Fifth Avenue, 18th Floor, New York, NY 10103 and are provided by the Administrator pursuant to the Administration Agreement. We believe that our office facilities are suitable and adequate to our business.
Legal Proceedings
We, GC Advisors, the Administrator and our wholly-owned subsidiaries are not currently subject to any material legal proceedings.

PORTFOLIO COMPANIES
The following table sets forth certain information as of December 31, 2017 for each portfolio company in which we had an investment. The general terms of each type of investment, including information on our security interests in the assets of the portfolio companies and the expected interest rates on such investments, are described in “The Company — Investment Structure.” Other than our equity investments and our investment in SLF, our only formal relationships with our portfolio companies are the managerial assistance that we may provide upon request and the board observer or participation rights we may receive in connection with our investment. As indicated by footnote to the following table, we are deemed to “control”, as defined in the 1940 Act, SLF because we own more than 25% of SLF’s outstanding voting securities. Other than our investment in SLF, we do not “control”, as defined in the 1940 Act, any of our portfolio companies. As of December 31, 2017, we were an “affiliated person”, as defined in the 1940 Act, of one portfolio company. In general, under the 1940 Act, we would “control” a portfolio company if we owned, directly or indirectly, more than 25.0% of its voting securities and would be an “affiliate” of a portfolio company if we owned, directly or indirectly, five percent or more of its voting securities. The loans in our current portfolio were either originated or purchased in the secondary market by Golub Capital and its affiliates. As of December 31, 2017, there were 77 portfolio companies with a total fair value of $337.8 million securing the notes issued as part of the 2010 Debt Securitization and 83 portfolio companies with a total fair value of  $384.3 million securing the notes issued as part of the 2014 Debt Securitization. The pool of loans in the Debt Securitizations must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
1A Smart Start LLC	500 E Dallas Rd Suite 100 Grapevine, TX 76051	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan*	6.19% (L + 4.50%)(a)	2/1/2022	$552	—
Abita Brewing Co., L.L.C.	21084 Highway 36 Covington, LA 70433	Beverage, Food and Tobacco	One stop	7.32% (L + 5.75%)(a)	4/1/2021	7,645	—
			One stop	N/A(4) (L + 5.75%)	4/1/2021	—	—
ABP Corporation	19 FID Kennedy Avenue Boston, MA 02210	Beverage, Food and Tobacco	Senior loan	N/A(4) (L + 4.75%)	12/1/2018	—	—
			One stop#	7.94% (L + 6.25%)(c)	9/1/2023	5,827	—
			LLC units	N/A	N/A	296	0.1%
Accela, Inc.	2633 Camino Ramon, Suite 500 San Ramo, CA 94583	Diversified/ Conglomerate Service	One stop	9.75% (P + 5.25%)(e)	9/1/2023	23	—
Active Day, Inc.	6 Neshaminy Interplex Suite 401 Trevose, PA 19053	Healthcare, Education and Childcare	One stop	7.57% (L + 6.00%)(a)	12/1/2021	13,367	—
			One stop^	7.57% (L + 6.00%)(a)	12/1/2021	1,031	—
			LLC interest	N/A	N/A	674	0.5%
			One stop	7.57% (L + 6.00%)(a)	12/1/2021	665	—
			One stop	7.57% (L + 6.00%)(a)	12/1/2021	459	—
			One stop	N/A(4) (L + 6.00%)	12/1/2021	—	—
			One stop	N/A(4) (L + 6.00%)	12/1/2021	—	—
Acuity Eyecare Holdings, LLC	211 East Broadway Alton, IL 62002	Healthcare, Education and Childcare	One stop	8.28% (L + 6.75%)(b)	3/1/2022	3,605	—
			LLC interest	N/A	N/A	246	0.5%
			One stop	8.37% (L + 6.75%)(b)	3/1/2022	38	—
			One stop	10.25% (P + 5.75%)(e)	3/1/2022	8	—
ADCS Clinics Intermediate Holdings, LLC	151 Southhall Lane, Suite 300 Maitland, FL 32751	Healthcare, Education and Childcare	One stop	7.44% (L + 5.75%)(c)	5/1/2022	20,802	—
			Preferred stock	N/A	N/A	510	0.4%

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop*	7.44% (L + 5.75%)(c)	5/1/2022	$106	—
			One stop	7.44% (L + 5.75%)(c)	5/1/2022	79	—
			One stop*	7.44% (L + 5.75%)(c)	5/1/2022	31	—
			Common stock	N/A	N/A	—	0.4%
			One stop	N/A(4) (L + 5.75%)	5/1/2022	(2)(5)	—
Advanced Pain Management Holdings, Inc.	4131 W Loomis Rd., Suite 300 Greenfield, WI 53221	Healthcare, Education and Childcare	Common stock	N/A	N/A	—	1.2%
			Preferred stock	N/A	N/A	—	1.2%
			Preferred stock	N/A	N/A	—	1.2%
Agilitas USA, Inc.	2001 Mallory Lane, Suite 201 Franklin, TN 37067	Healthcare, Education and Childcare	One stop#	7.34% (L + 6.00%)(c)	4/1/2022	8,249	—
			One stop	7.34% (L + 6.00%)(c)	4/1/2022	8	—
			One stop	N/A(4) (L + 6.00%)	4/1/2022	—	—
Agility Recovery Solutions Inc.	2101 Rexford Road, Suite 350E Charlotte, NC 28211	Diversified/ Conglomerate Service	One stop*^	7.88% (L + 6.50%)(c)	3/1/2020	13,924	—
			Preferred stock	N/A	N/A	445	0.4%
			One stop	N/A(4) (L + 6.50%)	3/1/2020	—	—
Aimbridge Hospitality, LLC	2500 N Dallas Pkwy Plano, TX 75093	Hotels, Motels, Inns, and Gaming	One stop*^	7.07% (L + 5.50%)(a)	6/1/2022	10,016	—
			One stop	7.07% (L + 5.50%)(a)	6/1/2022	16	—
			One stop	N/A(4) (L + 5.50%)	6/1/2022	—	—
Anaqua, Inc.	31 St. James Ave, 11th FL Boston, MA 02116	Diversified/ Conglomerate Service	One stop#	7.86% (L + 6.50%)(c)	7/1/2022	7,001	—
			One stop	N/A(4) (L + 6.50%)	7/1/2022	—	—
Appriss Holdings, Inc.	10401 Linn Station Road Louisville, KY 40223	Electronics	One stop*^#	7.69% (L + 6.00%)(c)	11/1/2020	22,156	—
			One stop	N/A(4) (L + 6.00%)	11/1/2020	(29)(5)	—
Arcos, LLC	445 Hutchinson Ave, Suite 600 Columbus OH 43235	Utilities	One stop	7.69% (L + 6.00%)(c)	2/1/2021	3,679	—
			One stop	N/A(4) (L + 6.00%)	2/1/2021	—	—
Aris Teleradiology Company, LLC	5655 Hudson Drive, Ste 210 Hudson, OH 44236	Healthcare, Education and Childcare	Senior loan*	7.19% (L + 5.50%)(c)	3/1/2021	2,316	—
			Senior loan	6.88% (L + 5.50%)(c)	3/1/2021	22	—
Arise Virtual Solutions, Inc.	3450 Lakeside Drive Miramar, FL 33027	Telecommunications	One stop^	7.69% (L + 6.00%)(c)	12/1/2018	1,154	—
			One stop	N/A(4) (L + 6.00%)	12/1/2018	—	—
Atkins Nutritionals, Inc	1050 17th Street, Suite 1000 Denver, CO 80265	Beverage, Food and Tobacco	LLC interest	N/A	N/A	704	0.5%
Avalign Technologies, Inc.	272 E. Deerpath, Suite 208 Lake Forest, IL 60045	Healthcare, Education and Childcare	Senior loan^	6.07% (L + 4.50%)(a)	7/1/2021	1,425	—
Barcelona Restaurants, LLC	22 Elizabeth Street Norwalk, CT 06854	Retail Stores	LP interest	N/A	N/A	7,035	4.1%
Batteries Plus Holding Corporation	1325 Walnut Ridge Dr. Hartland, WI 53029	Retail Stores	One stop	8.32% (L + 6.75%)(a)	7/1/2022	12,024	—
			LP interest	N/A	N/A	721	0.2%
			One stop	N/A(4) (L + 6.75%)	7/1/2022	—	—
Benetech, Inc.	2245 Sequoia Dr., Suite 300 Aurora, IL 60506	Mining, Steel, Iron and Non-Precious Metals	One stop*(7)(9)	10.57% cash/2.00% PIK (L + 11.00%)(a)	8/1/2018	3,954	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop(7)(9)	12.13% cash/2.00% PIK (P + 9.75%)(a)(e)	8/1/2018	$101	—
			LLC interest(7)(9)	N/A	N/A	10	9.8%
			LLC interest(7)(9)	N/A	N/A	—	9.8%
Benihana, Inc.	8685 NW 53rd Terrace #201 Miami, FL 33166	Beverage, Food and Tobacco	One stop*^	8.59% (L + 7.00%)(c)(e)	1/1/2019	16,058	—
			One stop	9.25% (L + 7.00%)(a)(c)(e)	7/1/2018	1,726	—
			LLC units	N/A	N/A	453	0.6%
BIORECLAMATIONIVT, LLC	123 Frost Street, Ste 115 Westbury, NY 11590	Healthcare, Education and Childcare	One stop*^#	7.32% (L + 5.75%)(a)	1/1/2021	15,724	—
			LLC units	N/A	N/A	614	0.2%
			One stop	9.25% (P + 4.75%)(e)	1/1/2021	55	—
Bomgar Corporation	578 Highland Colony Parkway, Paragon Centre, Suite 300 Ridgeland, MS 39157	Diversified/ Conglomerate Service	One stop^	9.19% (L + 7.50%)(c)	6/1/2022	4,827	—
			Common stock(11)	N/A	N/A	123	0.0%
			Common stock(11)	N/A	N/A	13	0.0%
			One stop	N/A(4) (L + 7.50%)	6/1/2022	—	—
Brandmuscle, Inc.	233 S. Wacker Drive, Suite 4400 Chicago, IL 60606	Printing and Publishing	Senior loan^	6.69% (L + 5.00%)(c)	12/1/2021	627	—
			LLC interest	N/A	N/A	185	0.3%
Brooks Equipment Company, LLC	10926 David Taylor Drive, Suite 300 Charlotte, NC 28262	Buildings and Real Estate	One stop*^	6.48% (L + 5.00%)(c)	8/1/2020	21,470	—
			One stop*	6.49% (L + 5.00%)(b)(c)	8/1/2020	5,268	—
			Common stock	N/A	N/A	1,678	0.2%
			One stop	N/A(4) (L + 5.00%)	8/1/2020	—	—
C. J. Foods, Inc.	21 Main Street Bern, KS 66408	Beverage, Food and Tobacco	One stop*^	7.82% (L + 6.25%)(a)	5/1/2019	5,191	—
			One stop	7.82% (L + 6.25%)(a)	5/1/2019	654	—
			Preferred stock	N/A	N/A	322	0.2%
			One stop	7.82% (L + 6.25%)(a)	5/1/2019	129	—
Cafe Rio Holding, Inc.	215 North Admiral Byrd Road, Suite 100 Salt Lake City, UT 84116	Beverage, Food and Tobacco	One stop*^	7.44% (L + 5.75%)(c)	9/1/2023	10,449	—
			Common stock	N/A	N/A	224	0.1%
			One stop	9.25% (P + 4.75%)(e)	9/1/2023	30	—
			One stop	N/A(4) (L + 5.75%)	9/1/2023	—	—
California Cryobank, LLC	11915 La Grange Ave Los Angeles, CA 90025	Healthcare, Education and Childcare	One stop^	7.19% (L + 5.50%)(c)	8/1/2019	1,461	—
			One stop^	7.19% (L + 5.50%)(c)	8/1/2019	560	—
			One stop^	7.19% (L + 5.50%)(c)	8/1/2019	187	—
			LLC units(11)	N/A	N/A	37	0.0%
			LLC units(11)	N/A	N/A	12	0.0%
			LLC units(11)	N/A	N/A	10	0.0%
			One stop	N/A(4) (L + 5.50%)	8/1/2019	—	—
Captain D’s, LLC	624 Grassmere Drive, Suite 30 Nashville, TN 37211	Personal, Food and Miscellaneous Services	Senior loan*#	5.98% (L + 4.50%)(a)	12/1/2023	6,456	—
			LLC interest	N/A	N/A	70	0.1%

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			Senior loan	6.03% (L + 4.50%)(a)	12/1/2023	$44	—
Captive Resources Midco, LLC	201 East Commerce Drive Schaumburg, IL 60173	Insurance	One stop*^#	7.57% (L + 6.00%)(a)	12/1/2021	34,881	—
			LLC units	N/A	N/A	329	0.6%
			One stop	N/A(4) (L + 6.00%)	12/1/2021	(26)(5)	—
			One stop	N/A(4) (L + 6.00%)	12/1/2021	(28)(5)	—
Chase Industries, Inc.	10021 Commerce Park Dr. Cincinnati, OH 45246	Diversified/ Conglomerate Manufacturing	One stop*^#	7.09% (L + 5.75%)(c)	9/1/2020	31,292	—
			One stop#	7.09% (L + 5.75%)(c)	9/1/2020	4,759	—
			LLC units	N/A	N/A	2,317	1.4%
			One stop	7.16% (L + 5.75%)(a)	9/1/2020	755	—
Clearwater Analytics, LLC	777 W. Maine St. Suite 900 Boise, ID 83702	Diversified/ Conglomerate Service	One stop*^	9.07% (L + 7.50%)(a)	9/1/2022	9,494	—
			One stop	9.00% (L + 7.50%)(a)	9/1/2022	9	—
CLP Healthcare Services, Inc.	Creekside Crossing IV, 12 Cadillac Dr., Ste 360 Brentwood, TN 37027	Healthcare, Education and Childcare	Senior loan^	6.94% (L + 5.25%)(c)	12/1/2020	3,836	—
Community Veterinary Partners, LLC	100 N. 20th Street, Suite 302 Phiadelphia, PA 19103	Personal, Food and Miscellaneous Services	One stop	7.19% (L + 5.50%)(c)	10/1/2021	257	—
			Common stock	N/A	N/A	189	0.2%
			One stop	7.19% (L + 5.50%)(c)	10/1/2021	100	—
Compusearch Software Holdings, Inc.	21251 Ridgetop Circle, Suite 100 Dulles, VA 20166	Electronics	Senior loan^	6.07% (L + 4.50%)(c)	5/1/2021	1,731	—
CST Buyer Company	11035 Aurora Ave Urbandale, IA 50322	Home and Office Furnishings, Housewares, and Durable Consumer	One stop^	7.75% (L + 6.25%)(c)	3/1/2023	2,522	—
			One stop	N/A(4) (L + 6.25%)	3/1/2023	—	—
Curo Health Services LLC	3100 McKinnon St Dallas, TX 75201	Healthcare, Education and Childcare	Senior loan#	5.41% (L + 4.00%)(c)	2/1/2022	3,268	—
CVS Holdings I, LP	1950 Old Gallows Road, Suite 520 Vienna, VA 22182	Retail Stores	One stop*^#	7.82% (L + 6.25%)(a)	8/1/2021	22,002	—
			One stop*	7.82% (L + 6.25%)(a)	8/1/2021	317	—
			One stop	7.82% (L + 6.25%)(a)	8/1/2021	34	—
			One stop	N/A(4) (L + 6.25%)	8/1/2020	—	—
Cycle Gear, Inc.	4705 Industrial Way Benicia, CA 94510	Retail Stores	One Stop ^	7.84% (L + 6.50%)(c)	1/1/2020	10,401	—
			One stop	7.86% (L + 6.50%)(a)	1/1/2020	607	—
			One stop	7.95% (L + 6.50%)(a)(c)(e)	1/1/2020	526	—
			LLC units	N/A	N/A	359	0.2%
Datto, Inc.	101 Merrott 7, 7th Floor Norwalk, CT 06851	Diversified/ Conglomerate Service	One Stop	9.41% (L + 8.00%)(a)	12/1/2022	10,933	—
			One stop	N/A(4) (L + 8.00%)	12/1/2022	(1)(5)	—
Daxko Acquisition Corporation	600 University Park Place, Suite 500 Birmingham, AL 35209	Diversified/ Conglomerate Service	One stop*^	8.19% (L + 6.50%)(c)	9/1/2022	9,045	—
			One stop	N/A(4) (L + 6.50%)	9/1/2022	—	—
DCA Investment Holding, LLC	6240 Lake Osprey Dr Sarasota, FL 34240	Healthcare, Education and Childcare	One stop*^#	6.94% (L + 5.25%)(c)	7/1/2021	18,399	—
			One stop*^#	6.94% (L + 5.25%)(c)	7/1/2021	13,197	—
			One stop#	6.94% (L + 5.25%)(c)	7/1/2021	2,426	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			LLC units	N/A	N/A	$1,036	0.3%
			One stop	6.80% (L + 5.25%)(a)	7/1/2021	149	—
			LLC units	N/A	N/A	18	0.3%
			One stop	N/A(4) (L + 5.25%)	7/1/2021	(12)(5)	—
			One stop	N/A(4) (L + 5.25%)	7/1/2021	(24)(5)	—
Deca Dental Management LLC	14285 Midway Road, Suite 160 Addison, Texas 75001	Healthcare, Education and Childcare	One stop*^	7.94% (L + 6.25%)(c)	7/1/2020	4,086	—
			One stop	7.80% (L + 6.25%)(c)	7/1/2020	497	—
			LLC units	N/A	N/A	400	0.1%
			One stop	7.82% (L + 6.25%)(a)	7/1/2020	50	—
			One stop	N/A(4) (L + 6.25%)	7/1/2020	—	—
Delta Educational Systems	144 Business Park Drive, Suite 201 Virginia Beach, VA 23462	Healthcare, Education and Childcare	Senior loan*	9.00% cash/2.00% PIK(6) (P + 6.75%)(e)	12/1/2018	—	—
			Senior loan	N/A(4)(6) (L + 6.00%)	12/1/2018	(4)(5)	—
Dent Wizard International Corporation	4710 Earth City Expressway Bridgeton, MO 63044	Automobile	Senior loan*	6.31% (L + 4.75%)(a)	4/1/2020	4,511	—
Dental Holdings Corporation	775 Wayzata Boulevard, Suite 890 Minneapolis, MN 55416-1232	Healthcare, Education and Childcare	One stop	6.88% (L + 5.50%)(c)	2/1/2020	7,287	—
			One stop	6.88% (L + 5.50%)(c)	2/1/2020	1,110	—
			LLC units	N/A	N/A	510	0.1%
			One stop	7.74% (L + 5.50%)(c)(e)	2/1/2020	419	—
Diligent Corporation	1385 Broadway, 19th Floor New York, NY 10018	Electronics	One stop#	7.94% (L + 6.25%)(c)	4/1/2022	4,916	—
			One stop*	7.94% (L + 6.25%)(c)	4/1/2022	4,827	—
			One stop*^	7.94% (L + 6.25%)(c)	4/1/2022	2,641	—
			Preferred stock(11)	N/A	N/A	155	0.0%
			One stop	N/A(4) (L + 6.25%)	4/1/2022	—	—
DISA Holdings Acquisition Subsidiary Corp.	12600 Northborough Dr. Suite 300 Houston, TX 77067	Diversified/ Conglomerate Service	Common stock	N/A	N/A	156	0.1%
Drilling Info, Inc.	PO Box 5545 Austin, TX 78763	Oil and Gas	One stop*^#	7.94% (L + 6.25%)(c)	6/1/2020	9,883	—
			One stop	N/A(4) (L + 6.25%)	6/1/2020	—	—
DTLR, Inc.	7455 N North Ridge Rd Hanover, MD 21076	Retail Stores	One stop*^#	7.87% (L + 6.50%)(c)	8/1/2022	22,904	—
			LLC interest	N/A	N/A	639	0.3%
EGD Security Systems, LLC	121 Executive Center Drive, Suite 230 Columbia, SC 29210	Diversified/ Conglomerate Service	One stop	7.81% (L + 6.25%)(c)	6/1/2022	11,114	—
			One stop^	7.73% (L + 6.25%)(c)	6/1/2022	98	—
			One stop	7.81% (L + 6.25%)(c)	6/1/2022	50	—
			One stop	N/A(4) (L + 6.25%)	6/1/2022	—	—
Elite Sportswear, L.P.	2136 N. 13th Street Reading, PA 19604	Retail Stores	Senior loan	6.94% (L + 5.25%)(c)	3/1/2020	6,939	—
			Senior loan	6.69% (L + 5.00%)(c)	3/1/2020	2,772	—
			Senior loan	6.94% (L + 5.25%)(c)	3/1/2020	1,436	—
			Senior loan*	6.61% (L + 5.25%)(c)	3/1/2020	471	—
			Senior loan	6.94% (L + 5.25%)(c)	3/1/2020	218	—
			Senior loan*	6.61% (L + 5.25%)(c)	3/1/2020	208	—
			LLC interest	N/A	N/A	76	0.2%

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop	N/A(4) (L + 5.00%)	6/1/2018	$—	—
			Senior loan	N/A(4) (L + 5.00%)	3/1/2020	(4)(5)	—
Encore GC Acquisition, LLC	30230 Orchard Lake Road, Suite 140 Farmington Hills, MI 48334	Healthcare, Education and Childcare	LLC units	N/A	N/A	160	1.1%
			LLC units	N/A	N/A	—	1.1%
eSolutions, Inc.	8215 W 108th Terrace Overland Park, KS 66210	Healthcare, Education and Childcare	One stop*^	8.07% (L + 6.50%)(a)	3/1/2022	20,041	—
			One stop	N/A(4) (L + 6.50%)	3/1/2022	—	—
Excelligence Learning Corporation	2 Lower Ragsdale Drive Monterey, CA 93940 California, CA 93940	Healthcare, Education and Childcare	One stop^	7.57% (L + 6.00%)(a)	4/1/2023	4,842	—
Eyecare Services Partners Holdings LLC	2727 N. Harwood, Suite 250 Dallas, TX 75201	Healthcare, Education and Childcare	One stop	7.94% (L + 6.25%)(c)	5/1/2023	7,986	—
			One stop	7.73% (L + 6.25%)(c)	5/1/2023	461	—
			LLC units	N/A	N/A	120	0.1%
			One stop	9.75% (P + 5.25%)(e)	5/1/2023	7	—
			LLC units	N/A	N/A	—	0.1%
			One stop	N/A(4) (L + 6.25%)	5/1/2023	—	—
Feeders Supply Company, LLC	315 Baxter Ave. Louisville, KY 40204	Retail Stores	One stop	7.32% (L + 5.75%)(a)	4/1/2021	4,982	—
			Preferred stock	N/A	N/A	224	0.5%
			Common stock	N/A	N/A	133	0.5%
			Subordinated debt	12.50% cash/7.00% PIK (N/A)	4/1/2021	60	—
			One stop	N/A(4) (L + 5.75%)	4/1/2021	—	—
Firebirds International, LLC	13850 Ballantyne Corp. Place, Suite 450 Charlotte, NC 28277	Beverage, Food and Tobacco	One stop*	7.42% (L + 5.75%)(c)	5/1/2018	1,057	—
			One stop*	7.42% (L + 5.75%)(c)	5/1/2018	298	—
			One stop^	7.42% (L + 5.75%)(c)	12/1/2018	96	—
			One stop	N/A(4) (L + 5.75%)	5/1/2018	—	—
			One stop	N/A(4) (L + 5.75%)	12/1/2018	—	—
Flavor Producers, LLC	8521 Fallbrook Ave #380 West Hills, CA 91304	Beverage, Food and Tobacco	Senior loan#	6.32% (L + 4.75%)(c)	12/1/2023	2,139	—
			Senior loan	N/A(4) (L + 4.75%)	12/1/2022	(1)(5)	—
Flexan, LLC	6626 W. Dakin Street Chicago, IL 60634	Chemicals, Plastics and Rubber	One stop*	7.44% (L + 5.75%)(c)	2/1/2020	2,327	—
			Preferred stock	N/A	N/A	110	0.1%
			Common stock	N/A	N/A	13	0.1%
			One stop	9.00% (P + 4.50%)(e)	2/1/2020	10	—
FWR Holding Corporation	8027 Cooper Creek Blvd. #103 University Park, FL 34201	Beverage, Food and Tobacco	One stop^	7.66% (L + 6.00%)(d)	8/1/2023	5,299	—
			One stop	7.60% (L + 6.00%)(c)	8/1/2023	27	—
			One stop	7.57% (L + 6.00%)(a)	8/1/2023	8	—
G & H Wire Company, Inc.	2165 Earlywood Drive Franklin, IN 46131	Healthcare, Education and Childcare	One stop#	7.19% (L + 5.50%)(c)	9/1/2023	5,628	—
			LLC interest	N/A	N/A	148	0.2%
			One stop	N/A(4) (L + 5.50%)	9/1/2023	—	—
Gamma Technologies, LLC	601 Oakmont Lane, Suite 220 Westmont, IL 60559	Electronics	One stop^	6.32% (L + 4.75%)(a)	6/1/2021	7,536	—
			LLC units	N/A	N/A	354	0.1%

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop	N/A(4) (L + 5.00%)	6/1/2021	$—	—
Georgica Pine Clothiers, LLC	236-250 Greenpoint Ave Bldg 6, 2nd Floor Brooklyn, NY 11222	Personal and Non Durable Consumer Products (Mfg. Only)	One stop	7.19% (L + 5.50%)(c)	11/1/2021	5,664	—
			One stop^	7.19% (L + 5.50%)(c)	11/1/2021	494	—
			One stop*	7.19% (L + 5.50%)(c)	11/1/2021	346	—
			LLC units	N/A	N/A	125	0.1%
			One stop	7.19% (L + 5.50%)(c)	11/1/2021	48	—
Global Franchise Group, LLC	5555 Glenridge Connector, Suite 850 Atlanta, GA 30342	Beverage, Food and Tobacco	Senior loan*	7.44% (L + 5.75%)(c)	12/1/2019	3,522	—
			Senior loan	N/A(4) (L + 5.75%)	12/1/2019	—	—
Global ID Corporation	504 N 4th Street, Suite 204 Fairfield, IA 52556	Beverage, Food and Tobacco	One stop*#	8.11% (L + 6.50%)(c)	11/1/2021	5,131	—
			LLC interest	N/A	N/A	288	0.3%
			One stop	N/A(4) (L + 6.50%)	11/1/2021	—	—
			One stop	N/A(4) (L + 6.50%)	11/1/2021	(2)(5)	—
Grease Monkey International, LLC	5575 DTC Pkwy Suite 100 Greenwood Village, CO 80111	Automobile	Senior loan*^	6.36% (L + 5.00%)(a)	11/1/2022	4,850	—
			LLC units	N/A	N/A	354	0.6%
			Senior loan	8.50% (P + 4.00%)(e)	11/1/2022	7	—
			Senior loan	N/A(4) (L + 5.00%)	11/1/2022	(2)(5)	—
HealthcareSource HR, Inc.	100 Sylvan Road, Suite 100 Woburn, MA 01801	Diversified/ Conglomerate Service	One stop*	8.44% (L + 6.75%)(c)	5/1/2020	23,570	—
			LLC interest	N/A	N/A	352	0.2%
			One stop	N/A(4) (L + 6.75%)	5/1/2020	—	—
HedgeServ Holding L.P.	1271 Avenue of the Americas, 38th Floor New York, NY 10020	Banking	One stop*#	7.50% cash/2.00% PIK (L + 8.00%)(a)	2/1/2019	17,270	—
			One stop	N/A(4) (L + 8.00%)	2/1/2019	—	—
Hopdoddy Holdings, LLC	14850 N. Scottsdale Road, Suite 265 Scottsdale, AZ 85254	Beverage, Food and Tobacco	One stop	9.48% (L + 8.00%)(c)	8/1/2020	651	—
			One stop	9.48% (L + 8.00%)(c)	8/1/2020	400	—
			LLC units	N/A	N/A	113	0.5%
			LLC units	N/A	N/A	32	0.5%
			One stop	9.48% (L + 8.00%)(c)	8/1/2020	3	—
Host Analytics, Inc.	101 Redwood Shores Pkwy, Suite 101 Redwood City, CA 94065	Diversified/ Conglomerate Service	One stop	8.50% cash/2.25% PIK (N/A)	8/1/2021	3,116	—
			One stop	8.50% cash/2.25% PIK (N/A)	8/1/2021	2,611	—
			One stop	8.50% cash/2.25% PIK (N/A)	8/1/2021	734	—
			Warrant	N/A	N/A	300	0.6%
III US Holdings, LLC	5850 Shellmound Way Emeryville, CA 94608	Diversified/ Conglomerate Service	One stop	N/A(4) (L + 6.50%)	9/1/2022	—	—
Immucor, Inc.	3130 Gateway Drive, PO Box 5625 Norcross, GA 30091	Healthcare, Education and Childcare	Senior loan#	6.57% (L + 5.00%)(a)	6/1/2021	1,639	—
IMPLUS Footwear, LLC	9221 Globe Center Drive, Suite 120 Morrisvilee, NC 27560	Personal and Non Durable Consumer Products (Mfg. Only)	One stop	8.44% (L + 6.75%)(c)	4/1/2021	10,280	—
			One stop	8.35% (L + 6.75%)(c)	4/1/2021	1,810	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
Imprivata, Inc.	10 Maguire Road, Building 1, Suite 125 Lexinton, MA 02421	Diversified/ Conglomerate Service	Senior loan#	5.86% (L + 4.50%)(c)	10/1/2023	$13,012	—
			Senior loan	N/A(4) (L + 4.50%)	10/1/2023	(2)(5)	—
IntegraMed America, Inc.	2 Manhattanville Road Purchase, NY 10577	Healthcare, Education and Childcare	LLC interest	N/A	N/A	186	0.6%
Integration Appliance, Inc.	200 Portage Ave. Palo Alto, CA 94306	Diversified/ Conglomerate Service	One stop*^	9.73% (L + 8.25%)(c)	9/1/2020	16,123	—
			One stop	9.73% (L + 8.25%)(c)	9/1/2020	7,914	—
			One stop	9.73% (L + 8.25%)(c)	9/1/2020	5,396	—
			One stop	9.73% (L + 8.25%)(c)	9/1/2020	2,484	—
			One stop	9.73% (L + 8.25%)(c)	9/1/2020	924	—
			One stop*	9.73% (L + 8.25%)(c)	9/1/2020	719	—
Internet Pipeline, Inc.	222 Valley Creek Boulevard, Suite 300 Exton, PA 19341	Insurance	One stop	8.82% (L + 7.25%)(a)	8/1/2022	4,926	—
			One stop*	7.74% (L + 6.25%)(a)	8/1/2022	2,048	—
			One stop*	7.74% (L + 6.25%)(a)	8/1/2022	775	—
			Common stock	N/A	N/A	144	0.1%
			Preferred stock	N/A	N/A	89	0.1%
			One stop	N/A(4) (L + 7.25%)	8/1/2021	1	—
Inventus Power, Inc.	4 Westbrook Corporate Center, Suite 900 Westchester, IL 60154	Diversified/ Conglomerate Manufacturing	One stop*^	8.07% (L + 6.50%)(a)	4/1/2020	6,909	—
			One stop	8.07% (L + 6.50%)(a)	4/1/2020	172	—
			Common stock	N/A	N/A	—	0.1%
			Preferred stock	N/A	N/A	—	0.1%
JAMF Holdings, Inc.	100 Washington Ave South, Suite 1100 Minneapolis, MN 55401	Diversified/ Conglomerate Service	One stop	9.41% (L + 8.00%)(c)	11/1/2022	4,504	—
			One stop	N/A(4) (L + 8.00%)	11/1/2022	(1)(5)	—
Jensen Hughes, Inc.	3610 Commerce Drive Suite 817 Baltimore, MD 21227	Buildings and Real Estate	Senior loan#	6.57% (L + 5.00%)(a)	12/1/2021	153	—
Joerns Healthcare, LLC	2430 Whitehall Park Drive, Suite 100 Charlotte, NC 28273	Healthcare, Education and Childcare	One stop*^	7.48% (L + 6.00%)(c)	5/1/2020	3,259	—
Julio & Sons Company	1101 N Brower, Suite 160 Irving, TX 75061	Beverage, Food and Tobacco	One stop	N/A(4) (L + 5.50%)	12/1/2018	—	—
Kareo, Inc.	3353 Michelson, Suite 400 Irvine, CA 92612	Healthcare, Education and Childcare	One stop	10.41% (L + 9.00%)(b)	6/1/2022	4,518	—
			Warrant(11)	N/A	N/A	55	0.0%
			One stop	N/A(4) (L + 9.00%)	6/1/2022	—	—
Katena Holdings, Inc.	4 Stewart Court Denville, NJ 07834	Healthcare, Education and Childcare	One stop^	8.44% (L + 6.75%)(c)	6/1/2021	8,589	—
			One stop^	8.44% (L + 6.75%)(c)	6/1/2021	839	—
			One stop#	8.44% (L + 6.75%)(c)	6/1/2021	572	—
			LLC units	N/A	N/A	286	0.6%
			One stop	10.25% (P + 5.75%)(e)	6/1/2021	89	—
LD Intermediate Holdings, Inc.	8201 Greesboro Drive, Suite 171 McLean, VA 22102	Electronics	Senior loan*^	7.27% (L + 5.87%)(c)	12/1/2022	2,266	—
LMP TR Holdings, LLC	1516 Demonbreun Street Nashville, TN 37203	Leisure, Amusement, Motion Pictures, Entertainment	LLC units	N/A	N/A	492	4.6%

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
Lombart Brothers, Inc.	5358 Robin Hood Rd. Norfolk, VA 23513	Healthcare, Education and Childcare	One stop#	8.44% (L + 6.75%)(c)	4/1/2022	$3,621	—
			One stop#(7)	8.44% (L + 6.75%)(c)	4/1/2022	1,660	—
			Common stock	N/A	N/A	118	0.3%
			One stop	N/A(4) (L + 6.75%)	4/1/2022	—	—
			One stop(7)	N/A(4) (L + 6.75%)	4/1/2022	—	—
Marketo, Inc.	901 Mariners Island Blvd., Suite 500 San Mateo, CA 94404	Printing and Publishing	One stop	11.19% (L + 9.50%)(c)	8/1/2021	9,940	—
			One stop	N/A(4) (L + 9.50%)	8/1/2021	—	—
Marshall Retail Group LLC, The	5385 Wynn Road Las Vegas, NV 89118	Retail Stores	One stop^#	7.34% (L + 6.00%)(c)	8/1/2020	12,023	—
			LLC units	N/A	N/A	96	0.1%
			One stop	N/A(4) (L + 6.00%)	8/1/2019	—	—
Massage Envy, LLC	14350 N 87th St, Suite 200 Scottsdale, AZ 85260	Personal and Non Durable Consumer Products (Mfg. Only)	One stop*^#	8.37% (L + 6.75%) (b)(e)	9/1/2020	35,102	—
			LLC interest	N/A	N/A	876	0.4%
			One stop	8.44% (L + 6.75%)(c)	9/1/2020	105	—
			One stop	8.18% (L + 6.75%)(c)(e)	9/1/2020	99	—
			One stop	8.24% (L + 6.75%)(c)(e)	9/1/2020	40	—
			One stop	8.25% (L + 6.75%)(c)(e)	9/1/2020	35	—
			One stop	8.11% (L + 6.75%)(c)	9/1/2020	19	—
			One stop	8.35% (L + 6.75%)(c)(e)	9/1/2020	15	—
			One stop	N/A(4) (L + 6.75%)	9/1/2020	—	—
Maverick Bidco Inc.	5001 Plaza on the Lake, Suite 111 Austin, TX 78746	Diversified/ Conglomerate Service	One stop*#	7.94% (L + 6.25%)(c)	4/1/2023	17,600	—
			LLC units	N/A	N/A	380	0.1%
			One stop	7.71% (L + 6.25%)(a)	4/1/2023	27	—
			One stop	N/A(4) (L + 6.25%)	4/1/2023	—	—
Maverick Healthcare Group, LLC	2546 W Birchwood Ave, Suite 101 Mesa, AZ 85202	Healthcare, Education and Childcare	Senior loan*	7.25% cash/2.00% PIK (L + 7.50%)(a)	12/1/2017	1,871	—
			Senior loan	5.50% cash/5.50% PIK (P + 6.50%)(e)	12/1/2017	84	—
Mid-America Pet Food, L.L.C.	2024 N. Frontage Road Mt. Pleasant, Texas 75455	Beverage, Food and Tobacco	One stop^	7.19% (L + 5.50%)(c)	12/1/2021	5,626	—
			One stop	N/A(4) (L + 5.50%)	12/1/2021	—	—
Mills Fleet Farm Group LLC	512 Laurel Street, PO Box 5055 Brainerd, MN 56401	Retail Stores	One stop*^	7.07% (L + 5.50%)(a)	2/1/2022	1,815	—
MMan Acquisition Co.	22 Crosby Drive, Suite 100 Bedford, MA 01730	Diversified/ Conglomerate Service	One stop#	7.69% (L + 6.00%)(c)	8/1/2023	9,800	—
			LP interest	N/A	N/A	263	0.2%
			One stop	7.69% (L + 6.00%)(c)	8/1/2023	26	—
MRI Software LLC	28925 Fountain Parkway Solon, OH 44139	Buildings and Real Estate	One stop^	7.95% (L + 6.25%)(c)	6/1/2023	23,863	—
			One stop#	7.95% (L + 6.25%)(c)	6/1/2023	13,848	—
			One stop^	7.95% (L + 6.25%)(c)	6/1/2023	360	—
			One stop	7.83% (L + 6.25%)(c)	6/1/2023	166	—
			One stop	N/A(4) (L + 6.00%)	6/1/2023	—	—
			One stop	N/A(4) (L + 6.00%)	6/1/2023	—	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
MWD Management, LLC & MWD Services, Inc.	320 Seven Springs Way, Suite 250 Brentwood, TN 37027	Healthcare, Education and Childcare	One stop#	6.94% (L + 5.25%)(c)	6/1/2023	$5,910	—
			LLC interest	N/A	N/A	108	0.1%
			One stop	N/A(4) (L + 5.25%)	6/1/2022	—	—
			One stop	N/A(4) (L + 5.25%)	6/1/2023	—	—
MyWebGrocer, Inc.	20 Winooski Falls Way Winosski, VT 05404	Grocery	One stop*	6.57% (L + 5.00%)(d)	9/1/2018	14,271	—
			LLC units	N/A	N/A	2,008	0.8%
			Preferred stock	N/A	N/A	265	0.8%
NBC Intermediate, LLC	4560 Belt Line Road, Ste 350 Addison, TX 75001	Beverage, Food and Tobacco	Senior loan#	6.07% (L + 4.50%)(a)	9/1/2023	2,169	—
			Senior loan	N/A(4) (L + 4.50%)	9/1/2023	—	—
Net Health Acquisition Corp.	40 24th Street, 5th Floor Pittsburgh, PA 15222	Diversified/ Conglomerate Service	One stop#	7.06% (L + 5.50%)(b)	12/1/2023	3,847	—
			LP interest	N/A	N/A	346	0.2%
			One stop	N/A(4) (L + 5.50%)	12/1/2023	(1)(5)	—
NetMotion Wireless Holdings, Inc.	701 N 34th Street, Suite 250 Seattle, WA 98103	Telecommunications	One stop*^#	8.44% (L + 6.75%)(c)	10/1/2021	7,092	—
			One stop	N/A(4) (L + 6.75%)	10/1/2021	—	—
Netsmart Technologies, Inc.	4950 College Blvd Overland Park, KS 66211	Diversified/ Conglomerate Service	Senior loan#	6.19% (L + 4.50%)(c)	4/1/2023	1,772	—
			Senior loan	N/A(4) (L + 4.75%)	4/1/2023	—	—
Nexus Brands Group, Inc.	168 E Freedom Ave Anaheim, CA 92801	Diversified/ Conglomerate Service	One stop#	7.57% (L + 6.00%)(c)	11/1/2023	5,721	—
			LP interest	N/A	N/A	136	0.2%
			One stop	7.53% (L + 6.00%)(a)	11/1/2023	1	—
			One stop	N/A(4) (L + 6.00%)	11/1/2023	(3)(5)	—
NFD Operating, LLC	2727 Allen Parkway, Suite 1500 Houston, TX 77019	Leisure, Amusement, Motion Pictures, Entertainment	One stop#	8.36% (L + 7.00%)(a)	6/1/2021	2,319	—
			One stop	N/A(4) (L + 7.00%)	6/1/2021	—	—
			One stop	N/A(4) (L + 7.00%)	6/1/2021	—	—
NTS Technical Systems	24007 Ventura Blvd, Suite 200 Calabasas, CA 91302	Aerospace and Defense	One stop*^#	7.61% (L + 6.25%)(a)	6/1/2021	21,773	—
			Common stock	N/A	N/A	625	0.3%
			Preferred stock B	N/A	N/A	286	0.6%
			Preferred stock A	N/A	N/A	157	0.6%
			One stop	N/A(4) (L + 6.25%)	6/1/2021	—	—
			One stop	N/A(4) (L + 6.25%)	6/1/2021	—	—
Oliver Street Dermatology Holdings, LLC	5310 Harvest Hill Rd. Suite 290 Dallas, TX 75230	Healthcare, Education and Childcare	One stop	8.19% (L + 6.50%)(c)	5/1/2022	9,410	—
			One stop	8.19% (L + 6.50%)(c)	5/1/2022	949	—
			LLC units	N/A	N/A	358	0.2%
			One stop	8.18% (L + 6.50%)(c)	5/1/2022	212	—
			One stop	7.96% (L + 6.50%)(c)	5/1/2022	91	—
			One stop	8.19% (L + 6.50%)(c)	5/1/2022	46	—
			One stop*	8.19% (L + 6.50%)(c)	5/1/2022	42	—
			One stop	8.09% (L + 6.50%)(c)	5/1/2022	38	—
			One stop	8.19% (L + 6.50%)(c)	5/1/2022	33	—
			One stop	8.19% (L + 6.50%)(c)	5/1/2022	30	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop	N/A(4) (L + 6.50%)	5/1/2022	$—	—
Onicon Incorporated	1500 N. Belcher Road Clearwater, FL 33764	Diversified/ Conglomerate Manufacturing	One stop*^#	7.69% (L + 6.00%)(c)	4/1/2020	12,794	—
			One stop	N/A(4) (L + 6.00%)	4/1/2020	—	—
ONsite Mammography, LLC	815 North Road Westfield, MA 01085	Healthcare, Education and Childcare	One stop	8.32% (L + 6.75%)(a)	11/1/2023	3,056	—
			One stop	N/A(4) (L + 6.75%)	11/1/2023	(1)(5)	—
			One stop	N/A(4) (L + 6.75%)	11/1/2023	(1)(5)	—
Orthotics Holdings, Inc.	2905 Veterans Memorial Hwy Ronkonkoma, NY 11779	Personal and Non Durable Consumer Products (Mfg. Only)	One stop*#	7.57% (L + 6.00%)(a)	2/1/2020	8,103	—
			One stop*#(7)	7.57% (L + 6.00%)(a)	2/1/2020	1,328	—
			One stop(7)	N/A(4) (L + 6.00%)	2/1/2020	—	—
			One stop	N/A(4) (L + 6.00%)	2/1/2020	(4)(5)	—
Pace Analytical Services, LLC	1800 Elm Street SE Minneapolis, MN 55414	Ecological	One stop	7.57% (L + 6.00%)(a)	9/1/2022	15,307	—
			One stop^	7.57% (L + 6.00%)(a)	9/1/2022	1,423	—
			Common stock	N/A	N/A	351	0.1%
			One stop	7.57% (L + 6.00%)(a)	9/1/2022	348	—
			One stop	7.48% (L + 6.00%)(a)	9/1/2022	44	—
			One stop	7.57% (L + 6.00%)(a)	9/1/2022	25	—
PADI Holdco, Inc.	30151 Tomas St. Rancho Santa Margarita, CA 92688	Leisure, Amusement, Motion Pictures, Entertainment	One stop*^#	8.20% (L + 6.50%)(c)	4/1/2023	19,501	—
			LLC units	N/A	N/A	416	0.1%
			One stop	8.20% (L + 6.50%)(c)	4/1/2022	49	—
Paper Source, Inc.	410 Milwaukee Ave Chicago, IL 60654	Retail Stores	One stop^#	7.94% (L + 6.25%)(c)	9/1/2019	12,592	—
			One stop*	7.94% (L + 6.25%)(c)	9/1/2019	1,673	—
			Common stock	N/A	N/A	672	0.7%
			One stop	N/A(4) (L + 6.25%)	9/1/2019	—	—
Park Place Technologies LLC	5910 Landerbrook Drive Cleveland, OH 44124	Electronics	Senior loan*^	6.69% (L + 5.00%)(c)	6/1/2022	15,741	—
			Senior loan	N/A(4) (L + 5.00%)	6/1/2022	—	—
Pentec Acquisition Sub, Inc.	4 Creek Parkway Boothwyn, PA 19061	Healthcare, Education and Childcare	Preferred stock	N/A	N/A	229	0.1%
Pet Holdings ULC	130 Royal Crest Court Markham, Ontario, L3R 0A1	Retail Stores	One stop*^(7)(8)	6.84% (L + 5.50%)(c)	7/1/2022	14,591	—
			LP interest(7)(8)	N/A	N/A	482	0.2%
			One stop(7)(8)	6.90% (L + 5.50%)(a)(c)	7/1/2022	56	—
			One stop(7)(8)	9.00% (P + 4.50%)(e)	7/1/2022	30	—
PetPeople Enterprises, LLC	4390 Reynolds Dr. Hilliard, OH 43026	Retail Stores	One stop#	7.57% (L + 6.00%)(a)	9/1/2023	3,137	—
			One stop	8.25% PIK (N/A)	1/1/2019	155	—
			One stop	N/A(4) (L + 6.00%)	9/1/2023	—	—
			One stop	N/A(4) (L + 6.00%)	9/1/2023	—	—
PetroChoice Holdings, Inc.	1300 Virginia Dr, Suite 405 Fort Washington, PA 19034	Diversified/ Conglomerate Manufacturing	Senior loan^	6.42% (L + 5.00%)(b)	8/1/2022	1,746	—
PetVet Care Centers LLC	One Gorham Island Westport, CT 06880	Personal, Food and Miscellaneous Services	One stop*^#	7.69% (L + 6.00%)(c)	6/1/2023	16,738	—
			One stop	7.55% (L + 6.00%)(c)	6/1/2023	640	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop	9.50% (P + 5.00%)(e)	6/1/2023	$250	—
Pinnacle Treatment Centers, Inc.	1317 Route 73, Suite 200 Mt. Laurel, NJ 08054	Healthcare, Education and Childcare	One stop	7.87% (L + 6.25%)(b)	8/1/2021	9,955	—
			Preferred stock	N/A	N/A	219	0.2%
			One stop	9.50% (P + 5.00%)(e)	8/1/2021	30	—
			Common stock	N/A	N/A	—	0.2%
			One stop	N/A(4) (L + 6.25%)	8/1/2021	—	—
Plano Molding Company, LLC	31 E. South Street Plano, IL 60545	Home and Office Furnishings, Housewares, and Durable Consumer	One stop*^#	8.99% (L + 7.50%)(a)	5/1/2021	11,161	—
Plex Systems, Inc.	900 Tower Drive, Suite 1400 Troy, MI 48098	Diversified/ Conglomerate Manufacturing	One stop*^	8.96% (L + 7.50%)(d)	6/1/2020	18,797	—
Plex Systems, Inc.	900 Tower Drive, Suite 1400 Troy, MI 48098	Diversified/ Conglomerate Manufacturing	One stop	N/A(4) (L + 7.50%)	6/1/2020	—	—
Polk Acquisition Corp.	2727 Interstate Drive Lakeland, FL 33805	Automobile	LP interest	N/A	N/A	85	0.1%
Power Plan Holdings, Inc.	200 Galleria Parkway, Suite 1300 Atlanta, GA 30339	Utilities	Senior loan*^	6.82% (L + 5.25%)(a)	2/1/2022	6,434	—
			Senior loan*	6.82% (L + 5.25%)(a)	2/1/2022	5,645	—
			Common stock	N/A	N/A	426	0.2%
			Common stock	N/A	N/A	260	0.2%
			Senior loan	N/A(4) (L + 5.25%)	2/1/2021	—	—
PPT Management Holdings, LLC	333 Earle Ovington Blvd., Suite 225 Uniondale, NY 11553	Healthcare, Education and Childcare	One stop^	9.50% (P + 5.00%)(e)	12/1/2022	9,993	—
			One stop	9.50% (P + 5.00%)(e)	12/1/2022	132	—
			One stop	7.57% (L + 6.00%)(a)	12/1/2022	96	—
			One stop	9.50% (P + 5.00%)(e)	12/1/2022	31	—
Premise Health Holding Corp.	5500 Maryland Way, Suite 400 Brentwood, TN 37027	Healthcare, Education and Childcare	One stop*^#	6.19% (L + 4.50%)(c)	6/1/2020	14,775	—
			One stop	N/A(4) (L + 4.50%)	6/1/2020	—	—
Project Alpha Intermediate Holding, Inc.	150 N Radnor Chester Road, Suite E-220 Radnor PA 19087	Diversified/ Conglomerate Service	Common stock(11)	N/A	N/A	431	0.0%
			Common stock(11)	N/A	N/A	—	0.0%
Project Silverback Holdings Corp.	2000 Waterview Drive, Suite 300 Hamilton, NJ 08691	Electronics	Preferred stock B	N/A	N/A	256	0.2%
Purfoods, LLC	3210 SE Corporate Woods Dr. Ankeny, IA 50021	Beverage, Food and Tobacco	One stop	7.73% (L + 6.25%)(c)	5/1/2021	8,539	—
			LLC interest	N/A	N/A	398	2.5%
			One stop	7.00% PIK (N/A)	5/1/2026	113	—
			One stop	7.73% (L + 6.25%)(a)	5/1/2021	60	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	24	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	15	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	15	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	14	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	11	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	11	—
			One stop	7.94% (L + 6.25%)(c)	5/1/2021	10	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
Pyramid Healthcare, Inc.	270 Lakemont Park Blvd. Altoona, PA 16602	Healthcare, Education and Childcare	One stop#	8.07% (L + 6.50%)(a)	8/1/2019	$518	—
			One stop	8.05% (L + 6.50%)(a)	8/1/2019	149	—
			One stop	8.07% (L + 6.50%)(a)	8/1/2019	45	—
			One stop	9.75% (P + 5.25%)(e)	8/1/2019	3	—
R.G. Barry Corporation	13405 Yarmouth Road Pickerington, OH 43147	Personal, Food and Miscellaneous Services	Preferred stock A	N/A	N/A	111	0.2%
Radiology Partners, Inc.	1600 Rosecrans Avenue, 4th Floor Manhattan Beach, CA 90266	Healthcare, Education and Childcare	One stop^#	7.59% (L + 5.75%)(c)(d)	12/1/2023	28,012	—
			One stop	7.59% (L + 5.75%)(d)	12/1/2023	499	—
			LLC units	N/A	N/A	150	0.1%
			One stop	N/A(4) (L + 5.75%)	12/1/2023	(7)(5)	—
Reladyne, Inc.	9395 Kenwood Rd, Suite 104 Blue Ash, OH 45242	Diversified/ Conglomerate Manufacturing	Senior loan*^#	6.36% (L + 5.00%)(a)	7/1/2022	17,007	—
			LP interest	N/A	N/A	416	0.2%
			Senior loan	N/A(4) (L + 5.00%)	7/1/2022	—	—
			Senior loan	N/A(4) (L + 5.00%)	7/1/2022	—	—
Reliant Pro ReHab, LLC	5212 Village Creek Drive Plano, TX 75093	Healthcare, Education and Childcare	Senior loan*	6.69% (L + 5.00%)(c)	12/1/2018	2,454	—
			Preferred stock A	N/A	N/A	839	0.4%
			Senior loan	8.25% (P + 4.00%)(e)	12/1/2018	366	—
Restaurant Holding Company, LLC	Carr#165 Km 6.2 Catafio Industrial Zone Catafio, PR 00962	Beverage, Food and Tobacco	Senior loan#	9.32% (L + 7.75%)(a)	2/1/2019	4,132	—
Riverchase MSO, LLC	15051 South Tamiami Trail Fort Myers, Florida 33908	Healthcare, Education and Childcare	Senior loan#	6.82% (L + 5.25%)(a)	10/1/2022	4,968	—
			Senior loan	6.82% (L + 5.25%)(a)(c)	10/1/2022	37	—
RSC Acquisition, Inc.	160 Federal Street Boston, MA 02110	Insurance	Senior loan#	6.94% (L + 5.25%)(c)	11/1/2022	1,257	—
			Senior loan	N/A(4) (L + 5.25%)	11/1/2022	(2)(5)	—
Rubio’s Restaurants, Inc.	1902 Wright Place, Suite 300 Carlsbad, CA 92008	Beverage, Food and Tobacco	Senior loan*^	6.44% (L + 4.75%)(c)	11/1/2018	8,805	—
			Preferred stock	N/A	N/A	1,789	1.9%
RXH Buyer Corporation	155 White Plains Road Tarrytown, NY 10591	Healthcare, Education and Childcare	One stop*^	7.44% (L + 5.75%)(c)	9/1/2021	17,215	—
			One stop*	7.44% (L + 5.75%)(c)	9/1/2021	1,948	—
			LP interest	N/A	N/A	247	0.1%
			One stop	8.22% (L + 5.75%)(c)(e)	9/1/2021	70	—
Saba Software, Inc.	2400 Bridge Parkway Redwood Shores, CA 94065	Diversified/ Conglomerate Service	One stop#	7.12% (L + 5.50%)(b)	5/1/2023	20,246	—
			One stop	N/A(4) (L + 5.50%)	5/1/2023	—	—
Sage Dental Management, LLC	951 Broken Sound Pkw NW, Suite 185 Boca Raton, FL 33487	Healthcare, Education and Childcare	LLC units	N/A	N/A	354	0.5%
			LLC units	N/A	N/A	—	0.5%
Saldon Holdings, Inc.	2542 Highlander Way Carrollton, TX 75006	Diversified/ Conglomerate Service	Senior loan*	5.98% (L + 4.50%)(c)	9/1/2022	775	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
Secure-24, LLC	26995 Northwestern Highway Southfield, MI 48033	Diversified/ Conglomerate Service	One stop*^	6.57% (L + 5.00%)(a)	8/1/2019	$21,599	—
			LLC units	N/A	N/A	875	0.2%
			One stop	N/A(4) (L + 5.00%)	8/1/2019	—	—
SEI, Inc.	3854 Broadmoor Avenue Grand Rapids, MI 49512	Electronics	LLC units	N/A	N/A	569	0.2%
Self Esteem Brands, LLC	12181 Margo Ave S, #100 Hastings, MN 55033	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan*^#	6.32% (L + 4.75%)(a)	2/1/2020	17,557	—
			Senior loan	N/A(4) (L + 4.75%)	2/1/2020	—	—
Senior Loan Fund LLC	150 South Wacker Drive, Suite 800 Chicago, IL 60606	Diversified/ Conglomerate Service	LLC interest(7)(10)	N/A	N/A	91,591	87.5%
Severin Acquisition, LLC	10911 White Rock Road, Suite 200 Rancho Cordova, CA 95670	Diversified/ Conglomerate Service	Senior loan^	6.94% (L + 5.37%)(a)	7/1/2021	894	—
			Senior loan^	6.57% (L + 5.00%)(a)	7/1/2021	787	—
			Senior loan^	6.94% (L + 5.37%)(a)	7/1/2021	609	—
			Senior loan^	6.44% (L + 4.87%)(a)	7/1/2021	193	—
SHO Holding I Corporation	250 S Australian Ave West Palm Beach, FL 33401	Textiles and Leather	Senior loan*	6.42% (L + 5.00%)(b)	10/1/2022	2,183	—
			Senior loan	5.48% (L + 4.00%)(a)(b)	10/1/2021	13	—
SLMP, LLC	2090 Commerce Drive McKenney, TX 75069	Healthcare, Education and Childcare	One stop#	7.57% (L + 6.00%)(a)	5/1/2023	7,525	—
			LLC interest	N/A	N/A	308	0.3%
			One stop	7.57% (L + 6.00%)(a)	5/1/2023	300	—
			One stop	7.50% PIK (N/A)	5/1/2027	87	—
			One stop	N/A(4) (L + 6.00%)	5/1/2023	—	—
			One stop	N/A(4) (L + 6.00%)	5/1/2023	(1)(5)	—
Sloan Company, Inc., The	5725 Olivas Park Drive Ventura, CA 93003	Electronics	One stop#	8.94% (L + 7.25%)(c)	4/1/2020	6,491	—
			One stop	8.70% (L + 7.25%)(c)	4/1/2020	31	—
			LLC units	N/A	N/A	—	0.3%
			LLC units	N/A	N/A	—	0.3%
Smashburger Finance LLC	3900 E Mexico Ave, Suite 1200 Denver, CO 80210	Beverage, Food and Tobacco	Senior loan	7.19% (L + 5.50%)(c)	5/1/2018	74	—
			Senior loan	N/A(4) (L + 5.50%)	5/1/2018	—	—
Southern Veterinary Partners, LLC	800 Shades Creek Pkwy, Suite 625 Birmingham, AL 35209-4532	Personal, Food and Miscellaneous Services	One stop#	7.07% (L + 5.50%)(a)	6/1/2020	3,890	—
			One stop	6.57% (L + 5.00%)(a)	6/1/2020	233	—
			One stop	7.07% (L + 5.50%)(a)	6/1/2020	67	—
			LLC units	N/A	N/A	49	0.1%
			LLC units	N/A	N/A	40	0.1%
			One stop	7.07% (L + 5.50%)(a)	6/1/2020	23	—
			One stop	N/A(4) (L + 5.50%)	6/1/2020	—	—
Sovos Compliance	4th, 200 Ballardvale St. Wilmington, MA 01887	Electronics	One stop*^	7.57% (L + 6.00%)(a)	3/1/2022	9,305	—
			One stop^	7.57% (L + 6.00%)(a)	3/1/2022	1,565	—
			One stop	N/A(4) (L + 6.00%)	3/1/2022	—	—
			One stop	N/A(4) (L + 6.00%)	3/1/2022	—	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
Spear Education, LLC	7201 E. Princess Boulevard Scottsdale, AZ 85255	Healthcare, Education and Childcare	One stop^	7.58% (L + 6.25%)(c)	8/1/2019	$4,633	—
			One stop	7.58% (L + 6.25%)(c)	8/1/2019	75	—
			LLC units	N/A	N/A	70	0.2%
			LLC units	N/A	N/A	—	0.2%
			One stop	N/A(4) (L + 6.25%)	8/1/2019	—	—
SSH Corporation	23824 Highway 59 N. Kingwood, TX 77339	Healthcare, Education and Childcare	Common stock	N/A	N/A	61	0.8%
Summit Behavioral Healthcare, LLC	8115 Isabella Ln, Suite 4 Brentwood, TN 37027	Healthcare, Education and Childcare	Senior loan^#	6.37% (L + 4.75%)(b)	10/1/2023	8,755	—
			LLC interest(11)	N/A	N/A	68	0.0%
			Senior loan	6.37% (L + 4.75%)(b)	10/1/2023	29	—
			Senior loan	N/A(4) (L + 4.75%)	10/1/2023	(2)(5)	—
Sunless Merger Sub, Inc.	8909 South Freeway Drive Macedonia, OH 44056	Diversified/ Conglomerate Manufacturing	Senior loan#	6.59% (L + 5.00%)(a)(e)	7/1/2019	1,442	—
			Senior loan	8.25% (P + 3.75%)(e)	7/1/2019	374	—
			LP interest	N/A	N/A	—	0.2%
Surfside Coffee Company LLC	800 Boylston Street, 24th Floor Boston, MA 02199	Beverage, Food and Tobacco	One stop#	6.94% (L + 5.25%)(c)	6/1/2020	4,413	—
			One stop	6.93% (L + 5.25%)(c)	6/1/2020	334	—
			One stop	6.81% (L + 5.25%)(c)	6/1/2020	30	—
Surgical Information Systems, LLC	3650 Mansell Rd, Suite 500 Alpharetta, GA 30009	Healthcare, Education and Childcare	Common stock	N/A	N/A	598	0.4%
Switchfly, Inc.	601 Montgomery Street, 17th Floor San Francisco, CA 94111	Diversified/ Conglomerate Service	One stop	9.85% cash/1.50% PIK (L + 10.00%)(c)	4/1/2020	2,407	—
			Warrant	N/A	N/A	130	0.1%
			One stop	N/A(4) (L + 10.00%)	4/1/2020	—	—
T5 Merger Corporation	440 S. Church St., Suite 700 Charlotte, NC 28202	Automobile	One stop*^	7.86% (L + 6.50%)(a)	3/1/2022	4,370	—
			One stop*	7.86% (L + 6.50%)(a)	3/1/2022	190	—
			One stop*	7.86% (L + 6.50%)(a)	3/1/2022	60	—
			One stop	7.99% (L + 6.50%)(a)	3/1/2022	48	—
Tate’s Bake Shop, Inc.	62 Pine Street East Moriches, NY 11940	Beverage, Food and Tobacco	One stop^	7.94% (L + 6.25%)(c)	8/1/2019	4,281	—
			LP interest	N/A	N/A	561	0.7%
Teaching Company, The	4840 Westfields Blvd., Suite 500 Chantilly, VA 20151	Leisure, Amusement, Motion Pictures, Entertainment	One stop	8.48% (L + 7.00%)(a)(c)	8/1/2020	18,788	—
			One stop	8.55% (L + 7.00%)(a)(e)	8/1/2020	80	—
Team Technologies Acquisition Company	5949 Commerce Blvd. Morristown, TN 37814	Personal and Non Durable Consumer Products (Mfg. Only)	Senior loan^	6.37% (L + 5.00%)(c)(e)	12/1/2018	4,266	—
			Senior loan#	6.87% (L + 5.50%)(c)(e)	12/1/2018	797	—
			Common stock	N/A	N/A	277	0.2%
			Senior loan	N/A(4) (L + 5.00%)	12/1/2018	(1)(5)	—
Telesoft, LLC	1611 E Camelback Rd. Suite 300 Phoenix, AZ 85016	Diversified/ Conglomerate Service	One stop#	6.84% (L + 5.50%)(c)	7/1/2022	4,192	—
			One stop	N/A(4) (L + 5.50%)	7/1/2022	—	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
Titan Fitness, LLC	8200 Greensboro Drive, Suite 900 McLean, VA 22102	Leisure, Amusement, Motion Pictures, Entertainment	One stop*	7.86% (L + 6.50%)(a)	9/1/2019	$13,053	—
			One stop	7.86% (L + 6.50%)(a)	9/1/2019	1,969	—
			One stop*	7.86% (L + 6.50%)(a)	9/1/2019	1,729	—
			One stop	7.86% (L + 6.50%)(a)	9/1/2019	932	—
			LLC units	N/A	N/A	901	0.9%
			One stop	N/A(4) (L + 6.50%)	9/1/2019	—	—
TouchTunes Interactive Networks, Inc.	850 Third Avenue, Suite 15C New York, NY 10022	Broadcasting and Entertainment	Senior loan^	6.32% (L + 4.75%)(a)	5/1/2021	1,470	—
Transaction Data Systems, Inc.	788 Montgomery Avenue Ocoee, FL 34761-2989	Diversified/ Conglomerate Service	Senior loan*	6.94% (L + 5.25%)(c)	6/1/2021	740	—
Tresys Technology Holdings, Inc.	8840 Stanford Blvd, Suite 2100 Columbia, MD 21045	Aerospace and Defense	One stop	8.32%(6) (L + 6.75%)(a)	12/1/2018	1,170	—
			One stop	8.32%(6) (L + 6.75%)(a)	12/1/2018	659	—
			Common stock	N/A	N/A	—	0.5%
Trintech, Inc.	15851 Dallas Pkwy, Suite 900 Addison, TX 75001	Diversified/ Conglomerate Service	One stop*^#	7.89% (L + 6.50%)(a)	12/1/2023	10,821	—
			One stop^	8.07% (L + 6.50%)(a)	12/1/2023	3,395	—
			One stop	8.07% (L + 6.50%)(a)	12/1/2023	29	—
Tronair Parent, Inc.	1740 Eber Road Holland, OH 43528	Aerospace and Defense	Senior loan#	6.16% (L + 4.75%)(c)	9/1/2023	366	—
			Senior loan	7.56% (P + 3.50%)(c)(e)	9/1/2021	37	—
True Commerce, Inc.	90 S Cascade Ave., Suite 1200 Colorado Springs, CO 90803	Diversified/ Conglomerate Service	One stop#	7.16% (L + 5.75%)(c)	11/1/2023	5,596	—
			One stop	N/A(4) (L + 5.75%)	11/1/2023	(1)(5)	—
U.S. Renal Care, Inc.	2400 Dallas Parkway, Suite 350 Plano, TX 75093	Healthcare, Education and Childcare	LP interest	N/A	N/A	1,467	0.3%
Uinta Brewing Company	1722 Fremont Dr Salt Lake City, Utah, 84104	Beverage, Food and Tobacco	One stop^	10.07% (L + 8.50%)(a)	8/1/2019	3,734	—
			One stop	10.07% (L + 8.50%)(a)	8/1/2019	539	—
			LP interest	N/A	N/A	—	0.3%
Valant Medical Solutions, Inc.	2033 6th Ave, Suite 500 Seattle, WA 98121	Diversified/ Conglomerate Service	One stop	10.18% cash/2.25% PIK (L + 11.00%)(a)	10/1/2020	732	—
			Warrant	N/A	N/A	68	0.1%
Valant Medical Solutions, Inc.	2033 6th Ave, Suite 500 Seattle, WA 98121	Diversified/ Conglomerate Service	One stop	N/A(4) (L + 11.00%)	10/1/2020	—	—
Velocity Technology Solutions, Inc.	1901 Roxborough Road Charlotte, NC 28211	Diversified/ Conglomerate Service	One stop#	7.52% (L + 6.00%)(c)	12/1/2023	8,207	—
			One stop	N/A(4) (L + 6.00%)	12/1/2023	(1)(5)	—
Vendavo, Inc.	401 E. Middlefield Road Mountain View, CA 94043	Diversified/ Conglomerate Service	One stop	9.85% (L + 8.50%)(c)	10/1/2019	17,982	—
			Preferred stock	N/A	N/A	802	0.8%
			One stop	N/A(4) (L + 8.50%)	10/1/2019	—	—
Vendor Credentialing Service LLC	616 Cypress Creek Pkwy, Suite 800 Houston, TX 77090	Diversified/ Conglomerate Service	One stop^	7.57% (L + 6.00%)(a)	11/1/2021	12,209	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			One stop	N/A(4) (L + 6.00%)	11/1/2021	$—	—
Verisys Corporation	1001 N. Fairfax St., Suite 640 Alexandria, VA 22314	Diversified/ Conglomerate Service	One stop*	8.44% (L + 6.75%)(c)	1/1/2023	3,916	—
			LLC interest	N/A	N/A	278	0.4%
			One stop	N/A(4) (L + 6.75%)	1/1/2023	—	—
Vetcor Professional Practices LLC	350 Lincoln Place, Suite 111 Hingham, MA 02043	Personal, Food and Miscellaneous Services	One stop*^#	7.69% (L + 6.00%)(c)	4/1/2021	28,676	—
			LLC units	N/A	N/A	1,161	0.3%
			One stop*	7.69% (L + 6.00%)(c)	4/1/2021	954	—
			One stop#	7.69% (L + 6.00%)(c)	4/1/2021	945	—
			One stop	7.69% (L + 6.00%)(c)	4/1/2021	859	—
			One stop#	7.69% (L + 6.00%)(c)	4/1/2021	743	—
			One stop^	7.69% (L + 6.00%)(c)	4/1/2021	723	—
			One stop	7.69% (L + 6.00%)(c)	4/1/2021	484	—
			LLC units	N/A	N/A	420	0.3%
			One stop#	7.69% (L + 6.00%)(c)	4/1/2021	285	—
			One stop#	7.69% (L + 6.00%)(c)	4/1/2021	233	—
			One stop	7.69% (L + 6.00%)(c)	4/1/2021	133	—
			One stop	N/A(4) (L + 6.00%)	4/1/2021	—	—
Veterinary Specialists of North America, LLC	350 Lincoln Place, Suite 111 Hingham, MA 02043	Personal, Food and Miscellaneous Services	One stop^	6.88% (L + 5.50%)(c)	7/1/2021	7,387	—
			One stop	6.93% (L + 5.50%)(c)	7/1/2021	418	—
			One stop	6.95% (L + 5.50%)(c)	7/1/2021	162	—
			LLC units(11)	N/A	N/A	142	0.0%
			One stop#	6.91% (L + 5.50%)(c)	7/1/2021	63	—
			One stop	N/A(4) (L + 5.50%)	7/1/2021	—	—
			One stop	N/A(4) (L + 5.50%)	7/1/2021	—	—
			One stop	N/A(4) (L + 5.50%)	7/1/2021	—	—
Vitalyst, LLC	One Bala Plaza, Suite 434 Bala Cynwyd, PA 19004	Diversified/ Conglomerate Service	Preferred stock A	N/A	N/A	59	0.1%
			Common stock	N/A	N/A	—	0.1%
Watchfire Enterprises, Inc.	1015 Maple Street Danville, IL 61832	Electronics	Second lien	9.69% (L + 8.00%)(c)	10/1/2021	9,435	—
Wetzel’s Pretzels, LLC	35 Hugus Alley #300 Pasadena, CA 91103	Personal, Food and Miscellaneous Services	One stop	8.11% (L + 6.75%)(a)	9/1/2021	6,316	—
			Common stock	N/A	N/A	206	0.2%
			One stop	N/A(4) (L + 6.75%)	9/1/2021	—	—
WHCG Management, LLC	227 Laurel Road, Suite 300 Voorhees, NJ 08043	Healthcare, Education and Childcare	Senior loan*	6.44% (L + 4.75%)(c)	3/1/2023	2,388	—
			LLC interest	N/A	N/A	216	0.2%
			Senior loan	N/A(4) (L + 4.75%)	3/1/2023	—	—
			Senior loan	N/A(4) (L + 4.75%)	3/1/2023	—	—
Whitcraft LLC	76 Country Road Eastford, CT 06242	Aerospace and Defense	One stop*^#	7.94% (L + 6.25%)(c)	4/1/2023	12,533	—
			Common stock	N/A	N/A	323	0.3%
			One stop	9.75% (P + 5.25%)(e)	4/1/2023	10	—
			One stop	N/A(4) (L + 6.25%)	4/1/2023	—	—
WIRB-Copernicus Group, Inc.	212 Carnegie Center, Suite 301 Princeton, NJ 08540	Healthcare, Education and Childcare	Senior loan*^	6.69% (L + 5.00%)(c)	8/1/2022	9,788	—
			Senior loan	N/A(4) (L + 5.00%)	8/1/2022	—	—
Workforce Software, LLC	38705 Seven Mile Road Livonia, MI 48152	Diversified/ Conglomerate Service	One stop^	4.85% cash/7.00% PIK (L + 10.50%)(c)	6/1/2021	5,438	—

Name of Portfolio Company	Address	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)(2)	Percentage of Class Held(3)
			LLC units	N/A	N/A	$366	0.8%
			One stop	4.85% cash/7.00% PIK (L + 10.50%)(c)	6/1/2021	51	—
WRE Holding Corp.	577 Main Street, Suite 110 Hudson, MA 01749	Ecological	Senior loan#	6.32% (L + 4.75%)(a)	1/1/2023	1,016	—
			Senior loan	6.32% (L + 4.75%)(a)	1/1/2023	9	—
			Senior loan	6.31% (L + 4.75%)(c)	1/1/2023	7	—
			Senior loan	N/A(4) (L + 4.75%)	1/1/2023	—	—
Xmatters, Inc. and Alarmpoint, Inc.	12647 Alcosta Blvd, Suite 425 San Ramon, CA 94583	Diversified/ Conglomerate Service	One stop	10.03% cash/0.75% PIK (L + 9.25%)(a)	8/1/2021	4,883	—
			One stop	10.03% cash/0.75% PIK (L + 9.25%)(a)	8/1/2021	20	—
			Warrant	N/A	N/A	15	0.2%

*
Denotes that all or a portion of the loan secures the notes offered in the 2010 Debt Securitization.

^
Denotes that all or a portion of the loan secures the notes offered in the 2014 Debt Securitization.

#
Denotes that all or a portion of the loan collateralizes the Credit Facility.

(1)
The majority of the investments bear interest at a rate that may be determined by reference to LIBOR (“L”) or Prime (“P”) and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of December 31, 2017. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable. Listed below are the index rates as of December 29, 2017. The actual index rate for each loan listed may not be the applicable index rate outstanding as of December 31, 2017, as the loan may have priced or repriced based on an index rate prior to December 29, 2017, which was the last business day of the period on which LIBOR was determined.

(a)
Denotes that all or a portion of the loan was indexed to the 30-day LIBOR, which was 1.56% as of December 29, 2017.

(b)
Denotes that all or a portion of the loan was indexed to the 60-day LIBOR, which was 1.62% as of December 29, 2017.

(c)
Denotes that all or a portion of the loan was indexed to the 90-day LIBOR, which was 1.69% as of December 29, 2017.

(d)
Denotes that all or a portion of the loan was indexed to the 180-day LIBOR, which was 1.84% as of December 29, 2017.

(e)
Denotes that all or a portion of the loan was indexed to the Prime rate, which was 4.50% as of December 29, 2017.

(2)
The fair value of the investment was valued using significant unobservable inputs.

(3)
Percentage of class held refers only to equity held, if any, Calculated on a fully diluted basis.

(4)
The entire commitment was unfunded as of December 31, 2017. As such, no interest is being earned on this investment. The investment may be subject to an unused facility fee.

(5)
The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.

(6)
Loan was on non-accrual status as of December 31, 2017, meaning that the Company has ceased recognizing interest income on the loan.

(7)
The investment is treated as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2017, total non-qualifying assets at fair value represented 6.3% of the Company’s assets calculated in accordance with the 1940 Act.

(8)
The headquarters of this portfolio company is located in Canada.

(9)
As defined in the 1940 Act, the Company is deemed to be an “affiliated person” of the portfolio company as the Company owns five percent or more of the portfolio company’s voting securities (“non-controlled affiliate”).

(10)
As defined in the 1940 Act, the Company is deemed to be both an “affiliated person” of and “control” this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement) (“controlled affiliate”).

(11)
Percentage of class held is less than 0.1%.

MANAGEMENT
Board of Directors and its Leadership Structure
Our business and affairs are managed under the direction of our board of directors. The board of directors consists of six members, four of whom are not “interested persons” of Golub Capital BDC, GC Advisors or their respective affiliates as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our “independent directors.” The board of directors elects our officers, who serve at the discretion of the board of directors. The responsibilities of the board of directors include quarterly valuation of our assets, corporate governance activities, oversight of our financing arrangements and oversight of our investment activities.
Oversight of our investment activities extends to oversight of the risk management processes employed by GC Advisors as part of its day-to-day management of our investment activities. The board of directors reviews risk management processes throughout the year, consulting with appropriate representatives of GC Advisors as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of directors’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
The board of directors has established an audit committee, a nominating and corporate governance committee and a compensation committee, and may establish additional committees from time to time as necessary. The scope of each committee’s responsibilities is discussed in greater detail below. Lawrence E. Golub, Chief Executive Officer of Golub Capital, and therefore an interested person of Golub Capital BDC, serves as Chairman of the board of directors. The board of directors believes that it is in the best interests of investors for Mr. Golub to lead the board of directors because of his broad experience with the day-to-day management and operation of other investment funds and his significant background in the financial services industry, as described below. The board of directors does not have a lead independent director. However, William M. Webster IV, the chairman of the audit committee and the nominating and corporate governance committee, is an independent director and acts as a liaison between the independent directors and management between meetings of the board of directors and is involved in the preparation of agendas for board and committee meetings. The board of directors believes that its leadership structure is appropriate in light of the characteristics and circumstances of Golub Capital BDC because the structure allocates areas of responsibility among the individual directors and the committees in a manner that enhances effective oversight. The board of directors also believes that its small size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between GC Advisors and the board of directors. Each of our directors has been selected such that the board of directors represents a range of backgrounds and experiences.
Board of Directors
Under our certificate of incorporation and bylaws, our directors are divided into three classes. At each annual meeting, directors are elected for staggered terms of three years, with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Our board of directors met four times during the fiscal year ended September 30, 2017.

Directors
Information regarding the board of directors is as follows:
Name, Address and Age(1)	Position(s) held with the Registrant	Term of Office and Length of Service	Principal Occupation(s) During the Past 5 Years	Other Directorships Held by Director or Nominee for Director During the Past 5 years(2)
Interested Directors
Lawrence E. Golub (58)(3)	Chairman of the Board of Directors	Class III Director since February 2009; Term Expires 2019	Serves as the Chief Executive Officer of Golub Capital.	Member of the Financial Control
Board of the State of New York.
A member of the board of
directors of GCIC since September 2014 and GBDC 3, since August 2017.
Previously served on the board of
directors of Empire State Realty
Trust, Inc. (NYSE) from 2013 to 2014.
David B. Golub (56)(3)	Chief Executive Officer and Director	Class I Director since 2009; Term Expires 2020	Serves as the President of Golub Capital.	A member of the board of
directors of GCIC since November 2014 and GBDC 3,
since August 2017. Serves
on the board of directors of the
Michael J. Fox Foundation for
Parkinson’s Research. Also serves
on the board of directors of
The Burton Corporation.
Independent Directors
John T. Baily (74)	Director	Class II Director since 2010; Term Expires 2021	Retired.	A member of the board of
directors of RLI Corp. (NYSE),
previously served on the board
of directors of Endurance Specialty Holdings, Ltd. from 2003 to
October 2017, GCIC since
November 2014, and, since
August 2017, GBDC 3.
Kenneth F. Bernstein (56)	Director	Class II Director since 2010; Term Expires 2021	Chief executive officer of Acadia Realty Trust since 2001 and the president and a trustee since its formation in 1998.	A member of the board of directors of GCIC since November 2014 and GBDC 3 since August 2017. An independent trustee of BRT Apartments Corp. from 2004 to 2016.
Anita R. Rosenberg (54)	Director	Class I Director since 2011; Term Expires 2020	Independent Consultant.
Former independent
advisor to Magnetar
Capital from April 2011
to May 2012. Partner
and Portfolio Manager
at Harris Alternatives,
LLC, and its predecessor, Harris Associates, L.P.,
from 1999 to 2009.	An independent trustee at
Baron Funds Management
since May 2013. An independent
director for Impala Asset
Management since January 2014.
A member of the board of
directors of GCIC since
November 2014 and, since August 2017, GBDC 3.

Name, Address and Age(1)	Position(s) held with the Registrant	Term of Office and Length of Service	Principal Occupation(s) During the Past 5 Years	Other Directorships Held by Director or Nominee for Director During the Past 5 years(2)
William M. Webster IV (60)	Director	Class III Director since 2010; Term Expires 2019	Retired. Co-founder of
Advance America, Advance Cash Centers, Inc. Served as the Chief Executive Officer
of Advance America,
Advance Cash Centers,
Inc. from its inception
in 1997 through
August 2005 and
served as Chairman of
the board of directors
from August 2008
			through May 2012.	Serves on the board of directors of LKQ Corporation (NYSE), Compass Systems, Inc. GCIC since November 2014, and, since August 2017, GBDC 3.

(1)
The business address of each of our directors is c/o Golub Capital BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103.

(2)
No director otherwise serves as a director of an investment company registered under the 1940 Act.

(3)
Messrs. Lawrence E. Golub and David B. Golub, who are brothers, are interested directors due to their position as officers of us and of Golub Capital.

Officers Who Are Not Directors
Information regarding our officers who are not directors is as follows:
Name	Age	Position
Ross A. Teune	50	Chief Financial Officer and Treasurer
Joshua M. Levinson	42	Chief Compliance Officer and Secretary
Gregory A. Robbins	43	Managing Director
Jonathan D. Simmons	36	Director of Corporate Strategy
The address for each of our officers is c/o Golub Capital, BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103.
Biographical Information
The board of directors has determined that each of the directors is qualified to serve as our director, based on a review of the experience, qualifications, attributes and skills of each director, including those described below. The board of directors has determined that each director has significant experience in the investment or financial services industries and has held management, board or oversight positions in other companies and organizations. Each of our directors has demonstrated high character and integrity and has expertise and diversity of experience to be able to offer advice and guidance to our management. For the purposes of this presentation, our directors have been divided into two groups — independent directors and interested directors. Interested directors are “interested persons” as defined in the 1940 Act.
Independent Directors
John T. Baily brings over three decades of experience in the accounting industry and a substantial background in insurance industry matters. Mr. Baily currently serves as a member of the board of directors of GCIC, GBDC 3 and RLI Corp. (NYSE). He was elected to serve as a director to GCIC in November 2014, to GBDC 3 in August 2017 and to RLI Corp. and Endurance Specialty Holdings, Ltd. in 2003. Mr. Baily also served as a member of the board of directors of Erie Indemnity Company (NASDAQ) from 2003 to 2008, of NYMagic, Inc. (NYSE) from 2003 to 2010 and of Endurance Specialty Holdings, Ltd. from 2003 to October 2017. From 1999 until 2002, Mr. Baily was the President of Swiss Re Capital

Partners. Prior to joining Swiss Re Capital Partners, Mr. Baily was a partner at PricewaterhouseCoopers LLP and its predecessor, Coopers & Lybrand, where he worked from 1965 until 1999. Mr. Baily was the National Insurance Industry Chairman of Coopers & Lybrand from 1986 until 1998 and a member of Coopers & Lybrand’s International Insurance Industry Committee from 1984 until 1998. Mr. Baily graduated cum laude from Albright College in 1965, received his CPA with honors in 1968 and received his M.B.A. from the University of Chicago in 1979. Mr. Baily’s experience as an accountant and past service as a director of public companies led our Nominating and Corporate Governance Committee to conclude that Mr. Baily is qualified to serve as a director.
Kenneth F. Bernstein brings to the board of directors expertise in accounting and business operations. Mr. Bernstein has been the chief executive officer of Acadia Realty Trust since 2001 and the president and a trustee since its formation in 1998. Mr. Bernstein is responsible for strategic planning as well as overseeing the day-to-day activities of Acadia Realty Trust including operations, acquisitions and capital markets. He was an independent trustee of BRT Apartments Corp. from 2004 to 2016. From 1990 to 1998, he served as chief operating officer of RD Capital, Inc. until its merger into Acadia Realty Trust. He was an associate with the New York law firm of Battle Fowler LLP, from 1986 to 1990. Mr. Bernstein has been a member of the board of directors of GCIC since November 2014 and a member of the board of directors of GBDC 3 since August 2017. He has been a member of the National Association of Corporate Directors, International Council of Shopping Centers, the National Association of Real Estate Investment Trusts, for which he serves on the Board of Governors, the Urban Land Institute and the Real Estate Roundtable. Mr. Bernstein was also the founding chairman of the Young Presidents’ Organization Real Estate Network and is currently a member of its board of advisors. He holds a B.A. from the University of Vermont and a J.D. from Boston University School of Law. Mr. Bernstein’s experience as a senior executive officer within finance companies led our Nominating and Corporate Governance Committee to conclude that Mr. Bernstein is qualified to serve as a director.
Anita R. Rosenberg brings to the board of directors a diverse knowledge of business and finance. She has been a member of the board of directors of GCIC since November 2014 and GBDC 3 since August 2017. Ms. Rosenberg became a trustee of Baron Investment Funds Trust in May 2013 and an independent director for Impala Asset Management in January 2014. From April 2011 through May 2012, she served as an independent advisor to Magnetar Capital, a multi-strategy hedge fund. From 1999 until her retirement in February 2009, Ms. Rosenberg was a Partner and Portfolio Manager at Harris Alternatives, LLC, and its predecessor, Harris Associates, L.P. Ms. Rosenberg brings to the Board expertise in capital markets, portfolio management and business operations. As a Portfolio Manager at Harris Alternatives, LLC, Ms. Rosenberg managed all aspects of a $14 billion fund of hedge funds, including asset selection, risk assessment and allocation across investment strategies. Prior to Harris Alternatives, LLC, Ms. Rosenberg held senior level positions at several large asset management/investment banking institutions, including Banker’s Trust, Global Asset Management and Merrill Lynch Capital Markets. Ms. Rosenberg received her B.A. in 1985 from Harvard University. Ms. Rosenberg’s experience as a partner and senior executive in several asset management firms led our Nominating and Corporate Governance Committee to conclude that Ms. Rosenberg is qualified to serve as a director.
William M. Webster IV brings to the board of directors a diverse knowledge of business and finance. Mr. Webster is one of the co-founders of Advance America, Advance Cash Centers, Inc. Mr. Webster served as a director from the company’s inception in 1997 through May 2012 and as the Chairman of the board of directors from August 2008 through May 2012 and previously from January 2000 through July 2004. He was the Chief Executive Officer of Advance America, Advance Cash Centers, Inc. from its inception through August 2005. From May 1996 to May 1997, Mr. Webster served as Executive Vice President of Education Management Corporation and was responsible for corporate development, human resources, management information systems, legal affairs and government relations. From October 1994 to October 1995, Mr. Webster served as Assistant to the President of the United States and Director of Scheduling and Advance. Mr. Webster served as Chief of Staff to U.S. Department of Education Secretary Richard W. Riley from January 1993 to October 1994. From November 1992 to January 1993, Mr. Webster was Chief of Staff to Richard W. Riley as part of the Presidential Transition Team. Mr. Webster serves on the board of directors of LKQ Corporation (NYSE), Compass Systems, Inc., GCIC since November 2014 and, GBDC 3 since August 2017. Mr. Webster holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors, a public company director education and credentialing organization. Mr. Webster is a 1979 summa cum laude graduate of Washington and Lee University and a Fulbright Scholar. Mr. Webster is also a graduate of the University of Virginia School of Law. Mr. Webster holds an Executive Masters Professional Director Certification, their highest level, from the American College of Corporate Directors, a public company director education and credentialing organization. Mr. Webster’s knowledge of business and finance developed as a senior executive officer led our Nominating and Corporate Governance Committee to conclude that Mr. Webster is qualified to serve as a director.
Interested Directors
Lawrence E. Golub has served as Chairman of our board of directors since November 2009. The Board benefits from Mr. Lawrence E. Golub’s business leadership and experience and knowledge of the financial services industry. Mr. Golub previously spent ten years as a principal investor and investment banker. As a Managing Director of the Risk Merchant Bank at Bankers Trust Company, he applied derivative products to principal investing and merger and acquisitions transactions. As a Managing Director of Wasserstein Perella Co., Inc., he established that firm’s capital markets group and debt restructuring practice. As an officer of Allen & Company Incorporated, he engaged in principal investing, mergers and acquisitions advisory engagements and corporate finance transactions. Mr. Golub is active in charitable and civic organizations. He is one of three private members of the Financial Control Board of the State of New York, President of the Harvard University JD-MBA Alumni Association, a member of the Harvard University Committee on University Resources, and a member of the Advisory Council of Harvard Kennedy School’s Mossavar-Rahmani Center for Business & Government. Mr. Golub was a White House Fellow and served for over 15 years as Treasurer of the White House Fellows Foundation. Mr. Golub was chairman of Mosholu Preservation Corporation, a non-profit developer and manager of low income housing in the Bronx. He served for over fifteen years as a trustee of Montefiore Medical Center, the university hospital of the Albert Einstein Medical School. He also served for six years as a trustee of Horace Mann School and for five years on the Harvard University Committee for Science and Engineering. Mr. Golub also serves on the board of directors of GCIC, since September 2014 and GBDC 3, since August 2017, and previously served on the board of directors of Empire State Realty Trust, Inc. (NYSE). Mr. Golub’s experiences with Golub Capital and his focus on middle-market lending led our Nominating and Corporate Governance Committee to conclude that Mr. Golub is qualified to serve as a director.
David B. Golub has served as our Chief Executive Officer since November 2009. Mr. Golub joined Golub Capital as Vice Chairman in January 2004, after having served as a director of affiliates of the firm since 1995. He brings to the board of directors a diverse knowledge of business and finance. He is currently President and Chief Executive Officer of GCIC and GBDC 3 and serves on the board of directors of GCIC and GBDC 3 and has held such positions since November 2014 and August 2017, respectively. From 1995 through October 2003, Mr. Golub was a Managing Director of Centre Partners Management LLC, a leading private equity firm. From 1995 through 2000, Mr. Golub also served as a Managing Director of Corporate Partners, a private equity fund affiliated with Lazard Fréres & Co. formed to acquire significant minority stakes in established companies. Mr. Golub was the first Chairman of the board of directors and is a long-standing Director of the Michael J. Fox Foundation for Parkinson’s Research. He also serves on the board of directors of The Burton Corporation and has served on the board of numerous public and private companies. Mr. Golub is the brother of Lawrence E. Golub, Chairman of the Board. Mr. Golub earned his A.B. degree in Government from Harvard College. He received an M.Phil. in International Relations from Oxford University, where he was a Marshall Scholar, and an M.B.A. from Stanford Graduate School of Business, where he was named an Arjay Miller Scholar. Mr. Golub’s experiences with Golub Capital and his focus on middle-market lending led our Nominating and Corporate Governance Committee to conclude that Mr. Golub is qualified to serve as a director.
Officers Who Are Not Directors
Ross A. Teune has served as our Chief Financial Officer and Treasurer since December 2010. Mr. Teune is a Senior Vice President at Golub Capital and is currently the Chief Financial Officer and Treasurer for GCIC and GBDC 3. Prior to being elected our Chief Financial Officer and Treasurer, Mr. Teune served as Senior Vice President of Finance at Golub Capital Incorporated from November 2007 to December 2008 and the Administrator from January 2009 to present with responsibility for the financial reporting for its privately managed debt funds. Mr. Teune served as Director of Strategic Planning at Merrill Lynch Capital from April 2006 to November 2007. Prior to this position, Mr. Teune was Vice President of Finance at Antares Capital Corporation from July 2002 to April 2006, where he was responsible for overseeing operations and financial reporting. Mr. Teune also served as the primary liaison to the tax, treasury, external reporting and market risk departments of Massachusetts Life Insurance Company, Antares Capital’s parent company. Mr. Teune also worked at Heller Financial Corporation and KPMG LLP. Mr. Teune graduated from Hope College with a B.A. in Accounting and is a Certified Public Accountant (inactive).
Joshua M. Levinson has served as our Chief Compliance Officer since August 2011 and Secretary since December 2011 and is also the Co-General Counsel and Chief Compliance Officer of Golub Capital, where he has primary responsibility for legal and compliance matters. Mr. Levinson is currently the Chief Compliance Officer and Secretary for GCIC and GBDC 3. Mr. Levinson served as Counsel at Magnetar Capital from 2006 to 2010, where he was responsible for the legal affairs of a number of business units and also served as Secretary of Magnetar Spectrum Fund. Prior thereto, Mr. Levinson was a private equity and investment funds attorney at King & Spalding LLP and a corporate attorney at Wilson Sonsini Goodrich & Rosati. Mr. Levinson holds a B.S. from Vanderbilt University and received a J.D. from Georgetown University Law Center, where he was an associate editor of the Georgetown Law Journal.
Gregory A. Robbins is a Managing Director of Golub Capital and has served as our Managing Director since November 2013. He currently serves as Managing Director for GCIC and GBDC 3. Prior to joining Golub Capital in 2004, Mr. Robbins was a Vice President in the Merchant Banking Group at Indosuez Capital. During his tenure at Indosuez Capital, Mr. Robbins originated, structured, executed and managed leveraged finance transactions for middle-market private equity sponsors across multiple assets classes. Prior thereto, Mr. Robbins was an associate at Saw Mill Capital, a private equity firm.
Jonathan D. Simmons is a Director of Golub Capital and has served as our Director of Corporate Strategy since February 2016. He also currently serves as Director of Corporate Strategy for GCIC and GBDC 3. Prior to joining Golub Capital in 2009, Mr. Simmons served as a Senior Associate at Churchill Financial and as an investment banking Associate at J.P. Morgan Securities Inc. Mr. Simmons graduated magna cum laude from Colgate University with a B.A. in Mathematics and Economics.
Committees of the Board
Audit Committee
The members of the audit committee are John T. Baily, Kenneth F. Bernstein, Anita R. Rosenberg and William M. Webster IV, each of whom is financially literate and meets the independence standards established by the SEC and Nasdaq for audit committees and is independent for purposes of the 1940 Act. William M. Webster IV serves as Chairman of the audit committee. Our board of directors has determined that Mr. Baily, Mr. Bernstein and Mr. Webster are each an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act.
The purpose of the audit committee is to monitor (i) the integrity of our financial statements, (ii) the independent auditor’s qualifications and independence, (iii) the performance of our internal audit function and independent auditors and (iv) our compliance with legal and regulatory requirements. The audit committee is directly responsible for approving and overseeing our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing and overseeing the adequacy of our internal accounting controls. The audit committee is responsible for reviewing and discussing with management and our independent accountants our annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommending to the board of directors whether the audited financial statements should be included in our Annual Report on Form 10-K. On a quarterly basis, the audit committee reviews and discusses with management and our independent accountants our earnings releases and quarterly financial statements prior to the filing of our Quarterly Reports on Form 10-Q, including the results of the independent accountants’ reviews of the quarterly financial statements. Periodically during each fiscal year, the audit committee meets, including private meetings, with our independent accountants and selected executive officers of ours, as appropriate, for consultation on audit, accounting and related financial matters. At least annually, the audit committee reviews a report from the independent accountants regarding the independent accountant’s internal quality-control procedures, any material issues raised by internal quality review, or peer review, of the firm or any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with any such issues, as well as all relationships between us and the independent accountants. In its consideration of whether to recommend that stockholders ratify the selection of our independent accountants, the audit committee considers both the independence of the independent accountants from us and management and whether retaining the independent accountants is in the best interests of the us and our stockholders. The audit committee reviews and approves the amount of audit fees and any other fees paid to our independent accountants.
The function of the audit committee is oversight. The independent accountants are accountable to the board of directors and the audit committee, as representatives of our stockholders. The board of directors and the audit committee have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent accountants (subject, if applicable, to stockholder ratification).
In fulfilling their responsibilities, the members of the audit committee are not full-time employees of us or management and are not, and do not represent themselves to be, accountants or auditors by profession. Accordingly, it is not the duty or the responsibility of the audit committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures, to determine that our financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to set auditor independence standards.
The responsibilities of the audit committee also include compliance oversight, including discussing with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding our financial statements or accounting policies. In addition, the Audit Committee reviews related party transactions and considers any conflicts of interest brought to its attention pursuant to our Code of Conduct or Code of Ethics. See “Related Party Transactions and Certain Relationships.”
The audit committee is also responsible for aiding our board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and audit committee utilize the services of independent valuation firms to help them determine the fair value of these securities. The audit committee’s charter is available on our website (http://www.golubcapitalbdc.com). The audit committee met four times during the fiscal year ended September 30, 2017.
Nominating and Corporate Governance Committee
The members of the nominating and corporate governance committee are John T. Baily, Kenneth F. Bernstein, Anita R. Rosenberg and William M. Webster IV, each of whom is independent for purposes of the 1940 Act and the Nasdaq corporate governance rules. William M. Webster IV serves as Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board of directors or a committee of the board of directors, developing and recommending to the board of directors a set of corporate governance principles and overseeing the evaluation of the board of directors and our management. The nominating and corporate governance committee has adopted a written nominating and corporate governance committee charter that is available on our website (http://www.golubcapitalbdc.com).
The nominating and corporate governance committee considers stockholder recommendations for possible nominees for election as directors when such recommendations are submitted in accordance with our bylaws, the nominating and corporate governance committee charter and any applicable law, rule or regulation regarding director nominations. Our bylaws provide that a stockholder who wishes to nominate a person for election as a director at a meeting of stockholders must deliver written notice to our corporate secretary, Joshua M. Levinson, c/o Golub Capital BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103. This notice must contain, as to each nominee, all information that would be required under applicable SEC rules to be disclosed in connection with election of a director and certain other information set forth in our bylaws, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; directorships on publicly held companies and investment companies during the past five years; number of shares of our common stock owned, if any; and a written consent of the individual to stand for election if nominated by the board of directors and to serve if elected by the stockholders. In order to be eligible to be a nominee for election as a director by a stockholder, such potential nominee must deliver to our corporate secretary a written questionnaire providing the requested information about the background and qualifications of such nominee and a written representation and agreement that such nominee is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with services on the board of directors and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.
Criteria considered by the nominating and corporate governance committee in evaluating the qualifications of individuals for election as members of the board of directors include compliance with the independence and other applicable requirements of the Nasdaq corporate governance rules, the 1940 Act and the SEC, and all other applicable laws, rules, regulations and listing standards; the criteria, policies and principles set forth in the nominating and corporate governance committee’s charter and the ability to contribute to our effective management, taking into account our needs and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate. The nominating and corporate governance committee also may consider such other factors as it may deem are in the best interests of us and our stockholders. The nominating and corporate governance committee met one time during the fiscal year ended September 30, 2017.
Compensation Committee
The members of the compensation committee are John T. Baily, Kenneth F. Bernstein, Anita R. Rosenberg and William M. Webster IV, each of whom meets the independence standards established by the SEC and the Nasdaq corporate governance rules. Anita R. Rosenberg serves as Chairperson of the compensation committee. The compensation committee is responsible for determining, or recommending to the board of directors for determination, the compensation, if any, of our chief executive officer and our other executive officers. Currently none of our executive officers are compensated by us and, as a result, the compensation committee does not produce and/or review a report on executive compensation practices. The compensation committee is responsible for reviewing the reimbursement by us to the Administrator of the allocable portion of our chief financial officer and chief compliance officer and their respective staffs on an annual basis.
The compensation committee also has the authority to engage compensation consultants following consideration of certain factors related to such consultants’ independence. The compensation committee charter is available on our website at www.golubcapitalbdc.com. The compensation committee met two times during the fiscal year ended September 30, 2017.

Compensation of Directors
The following table shows information regarding the compensation earned by our directors for the fiscal year ended September 30, 2017. No compensation is paid to directors who are “interested persons.”
Name	Aggregate Compensation from Golub Capital BDC(1)	Pension or Retirement Benefits Accrued as Part of Our Expenses(2)	Total Compensation from Golub Capital BDC Paid to Director(1)
Independent Directors
John T. Baily	$71,000	—	$71,000
Kenneth F. Bernstein	$71,000	—	$71,000
Anita R. Rosenberg	$71,000	—	$71,000
William M. Webster IV	$79,600	—	$79,600
Interested Director
Lawrence E. Golub	—	—	—
David B. Golub	—	—	—

(1)
The amounts listed are for the fiscal year ending September 30, 2017. For a discussion of the independent directors’ compensation, see below.

(2)
We do not have a profit-sharing or retirement plan, and directors do not receive any pension or retirement benefits.

The independent directors will receive an annual fee of  $62,600 for the fiscal year ending September 30, 2018. They also receive $2,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular board of directors meeting and $500 for each special telephonic meeting. They also receive $1,900 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and $500 for each telephonic committee meeting (provided that such compensation will only be paid if the committee meeting is not held on the same day as any regular board meeting). The chairman of the audit committee receives an annual fee of   $8,200. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers. No compensation is paid to directors who are “interested persons.” The board of directors reviews and determines the compensation of independent directors.
Investment Committee
The investment committee of GC Advisors responsible for our investments meets regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by GC Advisors on our behalf. In addition, the investment committee reviews and determines whether to make prospective investments identified by GC Advisors and monitors the performance of our investment portfolio. Our investment professionals receive no compensation from us. The compensation of these individuals is paid by an affiliate of our Investment Adviser and includes an annual base salary and, in certain cases, an annual bonus based on an assessment of short-term and long-term performance.
Information regarding members of GC Advisors’ investment committee is as follows:
Name	Age	Position
Lawrence E. Golub	58	Chairman of our board of directors
David B. Golub	56	Chief Executive Officer, Director
Gregory W. Cashman	53	Senior Managing Director of Golub Capital
Andrew H. Steuerman	50	Senior Managing Director of Golub Capital
The address for each member of the investment committee is c/o Golub Capital BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103.

Members of GC Advisors’ Investment Committee Who Are Not Our Directors or Officers
Gregory W. Cashman has served on GC Advisors’ investment committee since the registration of GC Advisors as a registered investment adviser. Mr. Cashman is a Senior Managing Director of Golub Capital. Mr. Cashman co-heads Golub Capital’s Direct Lending Group, overseeing Underwriting, Deal Execution and Portfolio Management and is a member of the firm’s investment and watch list committees. Mr. Cashman also oversees Golub Capital’s Middle-market Club Investments business. Prior to joining Golub Capital in 1996, Mr. Cashman worked in various finance positions at Bristol-Myers Squibb Co. from 1993 to 1996, and was named Manager of Business Development for the venture capital arm of Bristol-Myers Squibb Co.’s Consumer Medicines Division. In that position, he was responsible for analyzing and negotiating investment and acquisition opportunities. Previously, Mr. Cashman spent four years as a senior accountant with Arthur Andersen & Co., serving emerging growth companies. He is a director or advisory director of a number of Golub Capital’s portfolio companies. Mr. Cashman graduated from the McIntire School of The University of Virginia with a B.S. in Commerce and received an M.B.A. from the Darden School of Business.
Andrew H. Steuerman has served on GC Advisors’ investment committee since the registration of GC Advisors as a registered investment adviser. Mr. Steuerman is a Senior Managing Director of Golub Capital. Mr. Steuerman co-heads Golub Capital’s Direct Lending group, overseeing Origination, Deal Execution and Capital Markets and is a member of the firm’s investment and watch list committees. Prior to joining Golub Capital in 2004, Mr. Steuerman was a Managing Director at Albion Alliance from April 1998 to January 2004, where he originated, executed and supervised subordinated debt and equity investments for two private partnerships. Prior to Albion, Mr. Steuerman was a Vice President at Bankers Trust Alex Brown from 1997 to 1998 and an investment manager with New York Life Insurance Company from 1989 to 1997 in the Private Equity and Mezzanine Group. At New York Life, Mr. Steuerman was a senior member of the Private Equity Group managing leveraged senior loans, mezzanine investments, private equity securities and limited partnership assets. Mr. Steuerman graduated from Pace University with a B.B.A. in Finance and holds an M.B.A. in Finance from St. John’s University.
Portfolio Management
Each investment opportunity requires the consensus and generally receives the unanimous approval of GC Advisors’ investment committee. Follow-on investments in existing portfolio companies may require the investment committee’s approval beyond that obtained when the initial investment in the company was made. In addition, temporary investments, such as those in cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less, may require approval by the investment committee. The day-to-day management of investments approved by the investment committee is overseen by Messrs. Lawrence and David Golub. Biographical information with respect to Messrs. Lawrence and David Golub is set out under “— Biographical Information — Interested Directors.”
Each of Lawrence Golub and David Golub has ownership and financial interests in, and may receive compensation and/or profit distributions from, GC Advisors. Neither Lawrence Golub nor David Golub receives any direct compensation from us. As of the date of this prospectus, Lawrence Golub and David Golub each beneficially owned more than $1 million of our common stock. Lawrence Golub and David Golub are also primarily responsible for the day-to-day management of approximately 21 other pooled investment vehicles, with over $19.6 billion of capital under management, and approximately 18 other accounts, with over $3.1 billion of capital under management, in which their affiliates receive incentive fees. See “Control Persons and Principal Stockholders.”

MANAGEMENT AGREEMENTS
Investment Advisory Agreement
GC Advisors is located at 666 Fifth Avenue, 18th Floor, New York, NY 10103. GC Advisors is registered as an investment adviser under the Advisers Act. All of the beneficial interests in GC Advisors are owned, indirectly, by two affiliated trusts. The trustees of those trusts are David B. Golub and David L. Finegold. Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, GC Advisors manages our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory Agreement, GC Advisors:
•
determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•
identifies, evaluates and negotiates the structure of the investments we make;

•
executes, closes, services and monitors the investments we make;

•
determines the securities and other assets that we purchase, retain or sell;

•
performs due diligence on prospective portfolio companies; and

•
provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

GC Advisors’ services under the Investment Advisory Agreement are not exclusive. Subject to the requirements of the 1940 Act, GC Advisors may enter into one or more sub-advisory agreements under which GC Advisors may obtain assistance in fulfilling its responsibilities under the Investment Advisory Agreement.
Management Fee
Pursuant to the Investment Advisory Agreement, we pay GC Advisors a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by our stockholders.
The base management fee is calculated at an annual rate equal to 1.375% of our average adjusted gross assets at the end of the two most recently completed calendar quarters (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets). Additionally, GC Advisors is voluntarily excluding assets funded with secured borrowing proceeds from the management fee. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during a current calendar quarter. Base management fees for any partial month or quarter are appropriately pro-rated. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase. To the extent that GC Advisors or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of ours, the base management fee shall be reduced by an amount equal to the product of  (1) the total fees paid to GC Advisors by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by us. For the three months ended December 31, 2017 and 2016, we paid GC Advisors base management fees of $4.8 million and $5.7 million, respectively, pursuant to the Investment Advisory Agreement. For the fiscal years ended September 30, 2017, 2016 and 2015, we paid GC Advisors base management fees of $23.5 million, $21.7 million and $19.7 million, respectively, pursuant to the Investment Advisory Agreement.
We pay GC Advisors an incentive fee. We have structured the calculation of the incentive fee to include a fee limitation such that an incentive fee for any quarter can only be paid to GC Advisors if, after such payment, the cumulative incentive fees paid to GC Advisors since April 13, 2010, the effective date of our election to become a business development company, would be less than or equal to 20.0% of our Cumulative Pre-Incentive Fee Net Income (as defined below).

We accomplish this limitation by subjecting each quarterly incentive fee payable under the Income and Capital Gains Incentive Fee Calculation (as defined below) to the Incentive Fee Cap. The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative incentive fees of any kind paid to GC Advisors by us since April 13, 2010. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no incentive fee would be payable in that quarter. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of  (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and the Administration Agreement, any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends, and zero coupon securities, accrued income that we have not yet received in cash. GC Advisors does not return to us amounts paid to it on accrued income that we have not yet received in cash if such income is not ultimately received by us in cash. If we do not ultimately receive income, a loss would be recognized, reducing future fees.
Incentive fees are calculated as described below and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date).
Income and Capital Gains Incentive Fee Calculation
The Income and Capital Gains Incentive Fee Calculation has two parts: the income component and the capital gains component. The income component is calculated quarterly in arrears based on our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.
Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income component, it is possible that an incentive fee may be calculated under this formula with respect to a period in which we have incurred a loss. For example, if we receive Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the income component will result in a positive value and an incentive fee will be paid subject to the Incentive Fee Cap.
Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our Pre-Incentive Fee Net Investment Income and make it easier for GC Advisors to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our Pre-Incentive Fee Net Investment Income used to calculate this part of the incentive fee is also included in the amount of our total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee, which fee is payable on all of our assets managed by GC Advisors.
We calculate the income component of the Income and Capital Gains Incentive Fee Calculation with respect to our Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:
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zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;

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100.0% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income

(which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide GC Advisors with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and
•
20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The sum of these calculations yields the “Income Incentive Fee.” This amount is appropriately adjusted for any share issuances or repurchases during the quarter.
The following is a graphical representation of the Income Incentive Fee calculation:
Quarterly Income Component of Income and Capital Gains Incentive Fee Calculation Based on Net Income
Pre-Incentive Fee Net Investment Income
(Expressed as a Percentage of the Value of Net Assets)
Percentage of Pre-Incentive Fee Net Investment Income Allocated to Income Component of Income and Capital Gains Incentive Fee Calculation
The second part of the Capital Gain Incentive Fee equals (a) 20.0% of our Capital Gain Incentive Fee Base, if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. Our “Capital Gain Incentive Fee Base” equals (1) the sum of  (i) our realized capital gains, if any, on a cumulative positive basis from April 13, 2010 through the end of each calendar year, (ii) all realized capital losses on a cumulative basis and (iii) all unrealized capital depreciation on a cumulative basis less (2) all unamortized deferred financing costs, if and to the extent such costs exceed all unrealized capital appreciation on a cumulative basis.
•
The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

•
The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

•
The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The Capital Gain Incentive Fee payable as calculated under the Investment Advisory Agreement (as described above) for the three months ended December 31, 2017 and December 31, 2016 and the years ended September 30, 2017, 2016 and 2015 was $1.2 million, $0, $0.4 million, $0 and $0, respectively. However, in accordance with GAAP, we are required to accrue for the Capital Gain Incentive Fee on a quarterly basis and are further required to include the aggregate unrealized capital appreciation on investments when calculating the capital gain incentive fee accrual, as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. If the Capital Gain Incentive Fee Base, adjusted as required by GAAP to include unrealized appreciation, is positive at the end of a period, then GAAP requires us to accrue a capital gain incentive fee equal to 20% of such amount, less the aggregate amount of the actual Capital Gain Incentive Fees paid or capital gain incentive fees accrued under GAAP in all prior periods. If such amount is negative, then there is no accrual for such period. The resulting accrual under GAAP for any capital gain incentive fee payable in a given period may result in additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. There can be no assurance that such unrealized capital appreciation will be realized in the future. Since inception through September 30, 2016, we have not made any Capital Gain Incentive Fee payments. For the three months ended December 31, 2017 and December 31, 2016 and years ended September 30, 2017, 2016 and 2015, we accrued a capital gains incentive fee payable under GAAP of  $0.7 million, $0.5 million, $2.8 million, $1.2 million, and $2.7 million, respectively.
The sum of the Income Incentive Fee and the Capital Gain Incentive Fee is the “Incentive Fee.” For the three months ended December 31, 2017 and 2016, we paid GC Advisors incentive fees of  $0.4 million and $3.1 million, respectively, pursuant to the Investment Advisory Agreement. For the fiscal years ended September 30, 2017, 2016 and 2015, we paid GC Advisors incentive fees of  $7.4 million, $6.6 million and $7.5 million, respectively, pursuant to the Investment Advisory Agreement.
Cap on Fees
The Incentive Fee will not be paid at any time if, after such payment, the cumulative Incentive Fees paid to date would be greater than 20.0% of our Cumulative Pre-Incentive Fee Net Income since April 13, 2010. If, for any relevant period, the Incentive Fee Cap calculation results in our paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by us, and will not be received by GC Advisors as an Incentive Fee either at the end of such relevant period or at the end of any future period. For the avoidance of doubt, our stockholders benefit from a reduction in the amount of Incentive Fees that we pay, and that they pay indirectly, equal to the sum of the differences, if any, between the Incentive Fee and the Incentive Fee Cap.
Examples of Quarterly Incentive Fee Calculation
Example 1 — Income Related Portion of Incentive Fee(1):
Assumptions
Hurdle rate(2) = 2.00%
Management fee(3) = 0.344%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.35%

(1)
The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is based on a percentage of total net assets. In addition, the example assumes that during the most recent four full calendar quarter period ending on or prior to the date the payment set forth in the example is to be made, the sum of  (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is at least 8.0% of our net assets at the beginning of such period (as adjusted for any share issuances or repurchases).

(2)
Represents a quarter of the 8.0% annualized hurdle rate.

(3)
Represents a quarter of the 1.375% annualized management fee.

(4)
Excludes offering expenses.

Alternative 1
Additional Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 0.556%

Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate, therefore there is no Incentive Fee.
Alternative 2
Additional Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.80%
Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 2.106%
Pre-Incentive Fee Net Investment Income exceeds hurdle rate, therefore there is an Incentive Fee.
Incentive Fee	=	100% × “catch-up” + the greater of 0% AND (20% × (Pre-Incentive Fee Net Investment Income – 2.50%))
	=	(100% × (2.106% – 2.00%)) + 0%
	=	100% × 0.106%
	=	0.106%
Alternative 3
Additional Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.50%
Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 2.806%
Pre-Incentive Fee Net Investment Income exceeds hurdle rate, therefore there is an Incentive Fee.
Incentive Fee	=	100% × “catch-up” + the greater of 0% AND (20% × (Pre-Incentive Fee Net Investment Income – 2.50%))
	=	(100% × (2.50% – 2.00%)) + (20% × (2.806% – 2.50%))
	=	0.50% + (20% × 0.306%)
	=	0.50% + 0.061%
	=	0.561%
Example 2 — Capital Gain Incentive Fee:
Alternative 1
Assumptions
Year 1:	$20 million investment made in Company A (“Investment A”) and $30 million investment made in Company B (“Investment B”)
Year 2:	Investment A is sold for $15 million and fair market value (“FMV”) of Investment B determined to be $29 million
Year 3:	FMV of Investment B determined to be $27 million
Year 4:	Investment B sold for $25 million
The Capital Gain Incentive Fee, if any, would be:
Year 1:	None (No sales transactions)
Year 2:	None (Sales transaction resulted in a realized capital loss on Investment A)
Year 3:	None (No sales transactions)

Year 4:	None (Sales transaction resulted in a realized capital loss on Investment B)
Each quarterly incentive fee payable on the Income and Capital Gains Incentive Fee Calculation is subject to the Incentive Fee Cap. Below are the necessary adjustments to the Incentive Fee payable to adhere to the Incentive Fee Cap.
Year 1:	No adjustment; no realized capital losses or unrealized capital depreciation.
Year 2:	Investment A sold at a $5 million loss. Investment B has unrealized capital depreciation of $1 million. Therefore, GC Advisors would not be paid on the $6 million realized/unrealized loss which would result in a lower Incentive Fee by $1.2 million.
Year 3:	Investment B has unrealized capital depreciation of $2 million. Therefore, GC Advisors would not be paid on the $2 million unrealized capital depreciation, which would result in a lower Incentive Fee by $400,000.
Year 4:	Investment B sold at a $5 million loss. Investment B was previously marked down by $3 million; therefore, we would realize a $5 million loss on Investment B and reverse the previous $3 million in unrealized capital depreciation. The net effect would be a loss of $2 million. GC Advisors would not be paid on the $2 million loss which would result in a lower Incentive Fee by $400,000.
Alternative 2
Assumptions
Year 1:	$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).
Year 2:	FMV of Investment A determined to be $18 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.
Year 3:	Investment A sold for $18 million. FMV of Investment B determined to be $24 million and FMV of Investment C determined to be $25 million.
Year 4:	FMV of Investment B determined to be $22 million. Investment C sold for $24 million.
Year 5:	Investment B sold for $20 million
The Capital Gain Incentive Fee, if any, would be:
Year 1:	None (No sales transactions)
Year 2:	None (No sales transactions)
Year 3:	None (Sales transaction resulted in a realized capital loss on Investment A)
Year 4:	None (Sales transaction resulted in a realized capital loss on Investment C)
Year 5:	None (Sales transaction resulted in a realized capital loss on Investment B)
Each quarterly Incentive Fee payable on the Income and Capital Gains Incentive Fee Calculation is subject to the Incentive Fee Cap. Below are the necessary adjustments to the Incentive Fee payable to adhere to the Incentive Fee Cap.
Year 1:	No adjustment; no realized capital losses or unrealized capital depreciation.
Year 2:	Investment A has unrealized capital depreciation of $2 million. Investment B has unrealized capital depreciation of $5 million. Therefore, GC Advisors would not be paid on the $7 million unrealized capital depreciation which would result in a lower Incentive Fee by $1.4 million.

Year 3:	Investment A sold at a $2 million loss. Investment A was previously marked down by $2 million; therefore, we would realize a $2 million loss on Investment A and reverse the previous $2 million in unrealized capital depreciation. Investment B has additional unrealized capital depreciation of $1 million. The net effect would be a loss of $1 million. GC Advisors would not be paid on the $1 million loss, which would result in a lower Incentive Fee by $200,000.
Year 4:	Investment B has additional unrealized capital depreciation of $2 million. Investment C sold at a $1 million realized loss. Therefore, GC Advisors would not be paid on the $3 million realized/unrealized loss which would result in a lower Incentive Fee by $600,000.
Year 5:	Investment B sold at a $10 million loss. Investment B was previously marked down by $8 million; therefore, we would realize a $10 million loss on Investment B and reverse the previous $8 million in unrealized capital depreciation. The net effect would be a loss of $2 million. GC Advisors would not be paid on the $2 million loss, which would result in a lower Incentive Fee by $400,000.
Alternative 3
Assumptions
Year 1:	$25 million investment made in Company A (“Investment A”) and $20 million investment made in Company B (“Investment B”)
Year 2:	Investment A is sold for $30 million, FMV of Investment B determined to be $21 million and $2 million of unamortized deferred financing costs
Year 3:	FMV of Investment B determined to be $23 million and $1 million of unamortized deferred financing costs
Year 4:	Investment B sold for $23 million and $0 of unamortized deferred financing costs
The Capital Gain Incentive Fee, if any, would be:
Year 1:	None (No sales transactions)
Year 2:	$800,000 (20% multiplied by (i) $5 million realized capital gains on sale of Investment A less (ii) $1 million unamortized deferred financing costs ($2 million of unamortized deferred financing costs less $1 million of unrealized gain))
Year 3:	$200,000 (20% multiplied by $5 million realized capital gains on sale of Investment A) less $800,000 (Capital Gain Incentive Fee paid in year 2)
Year 4:	$600,000 (20% multiplied by $8 million realized capital gains on sale of Investment A and Investment B less Capital Gain Incentive Fee paid in years 2 and 3).
Each quarterly Incentive Fee payable on the Income and Capital Gains Incentive Fee Calculation is subject to the Incentive Fee Cap. Below are the necessary adjustments to the Incentive Fee payable to adhere to the Incentive Fee Cap.
Year 1:	No adjustment necessary
Year 2:	No adjustment necessary. GC Advisors would not be paid on the $1 million unrealized gain on Investment B.
Year 3:	No adjustment necessary. GC Advisors would not be paid on the $3 million unrealized gain on Investment B.
Year 4:	No adjustment necessary

Payment of Our Expenses
All investment professionals of GC Advisors and/or its affiliates, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, are provided and paid for by GC Advisors and/or its affiliates and not by us. We bear all other out-of-pocket costs and expenses of our operations and transactions. See “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows — Overview — Expenses.”
Duration and Termination
Unless terminated earlier as described below, the Investment Advisory Agreement will continue in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons,” as that term is defined in the 1940 Act, of us or GC Advisors. The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by GC Advisors and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities, by vote, may also terminate the Investment Advisory Agreement without penalty. See “Risk Factors — Risks Relating to our Business and Structure — We are dependent upon GC Advisors for our future success and upon their access to the investment professionals and partners of Golub Capital and its affiliates.”
Indemnification
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GC Advisors’ services under the Investment Advisory Agreement or otherwise as our investment adviser.
Board Approval of the Investment Advisory Agreement
At a meeting of our board of directors held in May 2017, our board of directors voted unanimously to reapprove the Investment Advisory Agreement. In reaching a decision to approve the Investment Advisory Agreement, the board of directors reviewed a significant amount of information and considered, among other things:
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the nature, extent and quality of services provided to us by GC Advisors;

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the relative investment performance of us since April 1, 2016 and since our inception;

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the fees paid by other comparable business development companies; and

•
various other matters.

Based on the information reviewed and the considerations detailed above, our board of directors, including all of the directors who are not “interested persons,” as that term is defined in the 1940 Act, of us or GC Advisors, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the renewal of the Investment Advisory Agreement for a one year term.
Administration Agreement
Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, the Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. The Administrator may retain third parties to assist in providing administrative services to us. To the extent that the Administrator outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to the Administrator. We reimburse the Administrator for the allocable portion (subject to review and approval of our board of directors) of the Administrator’s overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. Our board of directors reviews the expenses reimbursed to the Administrator, including any allocation of expenses among us and other entities for which the Administrator provides similar services, to determine that these expenses are reasonable and comparable to administrative services charged by unaffiliated third party asset managers. In addition, if requested to provide managerial assistance to our portfolio companies, the Administrator is paid an additional amount based on the cost of the services provided, which shall not exceed the amount we receive from such portfolio companies for providing this assistance. In May 2017, the Administration Agreement was renewed for a one-year term with the unanimous approval of our board of directors. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Indemnification
The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as our administrator.
License Agreement
We have entered into a license agreement with Golub Capital LLC under which Golub Capital LLC has granted us a non-exclusive, royalty-free license to use the name “Golub Capital”. Under this agreement, we will have a right to use the “Golub Capital” name and the agreement will remain in effect for so long as GC Advisors or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Golub Capital” name.
Staffing Agreement
We do not have any internal management capacity or employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of GC Advisors to achieve our investment objective. GC Advisors is an affiliate of Golub Capital LLC and depends upon access to the investment professionals and other resources of Golub Capital LLC and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. GC Advisors also depends upon Golub Capital LLC to obtain access to deal flow generated by the professionals of Golub Capital LLC and its affiliates. Under the Staffing Agreement, Golub Capital LLC provides GC Advisors with the resources necessary to fulfill these obligations. The Staffing Agreement provides that Golub Capital LLC will make available to GC Advisors experienced investment professionals and access to the senior investment personnel of Golub Capital LLC for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. The Staffing Agreement also includes a commitment that the members of GC Advisors’ investment committee serve in such capacity. The Staffing Agreement remains in effect until terminated and may be terminated by either party without penalty upon 60 days’ written notice to the other party. Services under the Staffing Agreement are provided to GC Advisors on a direct cost reimbursement basis, and such fees are not our obligation.

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS
We have entered into agreements with GC Advisors, in which members of our senior management and members of GC Advisors’ investment committee have ownership and financial interests. Members of our senior management and the investment committee also serve as principals of other investment advisers affiliated with GC Advisors that do and may in the future sponsor or manage accounts with investment objectives similar to ours. In addition, our executive officers and directors and the members of GC Advisors and its investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of accounts managed or sponsored by our affiliates. These accounts may have investment objectives similar to our investment objective. Certain of these accounts may provide for higher management or incentive fees, allow GC Advisors to recover greater expense reimbursement or overhead allocations, or permit GC Advisors and its affiliates to receive higher origination and other transaction fees. For example, the 1940 Act restricts GC Advisors from receiving more than a 1% fee in connection with loans that we acquire or originate, a limitation that does not exist for certain other accounts. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could affect our investment returns. — Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients.”
Subject to certain 1940 Act restrictions on co-investments with affiliates, GC Advisors offers us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other relevant factors. Such offers are subject to the exception that, in accordance with GC Advisors’ code of ethics and allocation policies, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities sponsored or managed by GC Advisors and its affiliates.
GC Advisors and its affiliates have both subjective and objective policies and procedures in place that are designed to manage the potential conflicts of interest between GC Advisors’ fiduciary obligations to us and its similar fiduciary obligations to other clients. To the extent that we compete with entities sponsored or managed by GC Advisors or its affiliates for a particular investment opportunity, GC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. GC Advisors’ allocation policies are intended to ensure that, over time, we may generally share equitably with other accounts sponsored or managed by GC Advisors or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other accounts. There can be no assurance that GC Advisors’ or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.
GC Advisors has historically sponsored or managed, and currently sponsors or manages, accounts with similar or overlapping investment strategies and has put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. GC Advisors seeks to ensure the equitable allocation of investment opportunities when we are able to invest alongside other accounts sponsored or managed by GC Advisors and its affiliates. When we invest alongside such other accounts, such investments are made consistent with GC Advisors’ allocation policy. Under this allocation policy, if an investment opportunity is appropriate for us and another similar eligible account, the opportunity will be allocated pro rata based on relative capital available for investment of each of us and such other eligible accounts, subject to minimum and maximum investment size limits. Where there is an insufficient amount of any investment opportunity to satisfy us and other accounts sponsored or managed by GC Advisors or its affiliates, the allocation policy further provides that allocations among us and such other accounts will generally be made pro rata to us and each other eligible account based on the capital available for investment of each of us and such other eligible accounts, subject to the minimum and maximum investment size limits for each such party. In situations in which co-investment with other entities sponsored or managed by GC Advisors or its affiliates is not permitted or appropriate, such as when, in the absence of exemptive relief described below, we and such other entities would be making different investments in the same issuer, GC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. GC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on a basis that will be fair and equitable over time, including, for example, through random or rotational methods.
We have in the past and expect in the future to co-invest on a concurrent basis with other affiliates of GC Advisors, unless doing so is impermissible with existing regulatory guidance, applicable regulations, the terms of any exemptive relief granted to us and our allocation procedures. On February 27, 2017, we, along with GC Advisors and certain other funds and accounts sponsored or managed by GC Advisors and its affiliates, received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. We believe that co-investment by us and accounts sponsored or managed by the GC Advisors and its affiliates may afford us additional investment opportunities and the ability to achieve greater diversification. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies.
GC Advisors and its affiliates have other clients with similar or competing investment objectives, including GCIC, GBDC 3 and several private funds that are pursuing an investment strategy similar to ours, some of which may seek new capital from time to time. In serving these clients, GC Advisors may have obligations to other clients or investors in those entities. Our investment objective may overlap with such affiliated accounts. GC Advisors’ allocation procedures are designed to allocate investment opportunities among the accounts sponsored or managed by GC Advisors and its affiliates in a manner consistent with its obligations under the Advisers Act. If two or more accounts with similar investment strategies are actively investing, GC Advisors will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. Our board of directors regularly reviews the allocation policy of Golub Capital and annually reviews the code of ethics of GC Advisors.
Our senior management, members of GC Advisors’ investment committee and other investment professionals from GC Advisors may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law. In addition, we have adopted a formal code of ethics that governs the conduct of our and GC Advisors’ officers, directors and employees. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the DGCL.
We have entered into the Investment Advisory Agreement with GC Advisors pursuant to which we pay GC Advisors a base management fee and incentive fee. Our board of directors reapproved the Investment Advisory Agreement for a one-year term in May 2017. The incentive fee is computed and paid on income that we may not have yet received in cash. This fee structure may create an incentive for GC Advisors to make certain types of investments. Additionally, we rely on investment professionals from GC Advisors to assist our board of directors with the valuation of our portfolio investments. GC Advisors’ base management fee and incentive fee are based on the value of our investments and there may be a conflict of interest when personnel of GC Advisors are involved in the valuation process of our portfolio investments.
We have entered into a license agreement with Golub Capital LLC under which Golub Capital LLC granted us a non-exclusive, royalty-free license to use the name “Golub Capital.”
Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Our board of directors reapproved the Administration Agreement for a one-year term in May 2017. Under our Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. GC Advisors is the sole member of and controls Golub Capital LLC.
GC Advisors is an affiliate of Golub Capital LLC, with whom it has entered into the Staffing Agreement. Under this agreement, Golub Capital LLC makes available to GC Advisors experienced investment professionals and access to the senior investment personnel and other resources of Golub Capital LLC and its affiliates. The Staffing Agreement provides GC Advisors with access to deal flow generated by the professionals of Golub Capital LLC and its affiliates and commits the members of GC Advisors’ investment committee to serve in that capacity. GC Advisors seeks to capitalize on what we believe to be the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Golub Capital LLC’s investment professionals.
We have entered into the Adviser Revolver with GC Advisors.
During calendar year 2017, the Golub Capital Employee Grant Program Rabbi Trust, or the Trust, purchased approximately $17.7 million of shares, or 955,896 shares, of our common stock from GCOP LLC, an affiliate of GC Advisors, for the purpose of awarding incentive compensation to employees of Golub Capital. During calendar year 2016, the Trust purchased approximately $1.5 million of shares, or 95,035 shares, of our common stock, for the purpose of awarding incentive compensation to employees of Golub Capital. During calendar year 2015, the Trust purchased approximately $16.0 million of shares, or 952,051 shares, of our common stock, for the purpose of awarding incentive compensation to employees of Golub Capital.
GC Advisors serves as collateral manager to our indirect subsidiary, the 2010 Issuer, and our direct subsidiary, the 2014 Issuer, under collateral management agreements and receives a fee for providing these services that is offset against the base management fee payable by us under the Investment Advisory Agreement.
Golub Capital LLC serves as administrative agent for SLF, an unconsolidated Delaware limited liability company that invests in senior secured loans and is co-managed by Golub Capital BDC and RGA Reinsurance Company. Pursuant to the Administrative and Loan Services Agreement between SLF and Golub Capital LLC, Golub Capital LLC provides certain loan servicing and administrative functions to SLF and is reimbursed for certain of its costs and expenses by SLF.
The audit committee, in consultation with our Chief Executive Officer, Chief Compliance Officer and legal counsel, has established a written policy to govern the review of potential related party transactions. The audit committee conducts quarterly reviews of any potential related party transactions and, during these reviews, it also considers any conflicts of interest brought to its attention pursuant to our Code of Conduct or Code of Ethics.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
As of April 26, 2018, there were 59,867,531 shares of common stock outstanding. As of the date of this prospectus, the following table sets out certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote five percent or more of our outstanding common stock, each of our directors and officers and all officers and directors as a group.
Name and Address	Type of Ownership	Shares Owned	Percentage
Lawrence E. Golub(1)	—	—	—
David B. Golub(1)	Beneficial	100,312	*%
John T. Baily(1)	Beneficial	32,570	*%
Kenneth F. Bernstein(1)	Beneficial	50,827	*%
Anita R. Rosenberg(1)	Beneficial	28,760	*%
William M. Webster IV(1)	Beneficial	191,514	*%
Ross A. Teune(1)	Beneficial	12,734	*%
Joshua M. Levinson(1)	Beneficial	21,511	*%
All officers and directors as a group (8 persons)	Beneficial	438,228	*%

*
Represents less than 1.0%.

(1)
The business address for each of our officers and directors is c/o Golub Capital BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103.

We are not part of a “family of investment companies,” as that term is defined in the 1940 Act. The following table sets out the dollar range of our equity securities that each of our directors beneficially owned as of December 31, 2017 based on the closing price of  $18.20 on December 29, 2017, the last business day of the calendar year.
Name of Director	Dollar Range of Equity Securities in Golub Capital BDC(1)
Independent Directors
John T. Baily	Over $100,000
Kenneth F. Bernstein	Over $100,000
Anita R. Rosenberg	Over $100,000
William M. Webster IV	Over $100,000
Interested Directors
Lawrence E. Golub	None
David B. Golub	Over $100,000

(1)
Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

The following table sets forth the dollar range of limited partnership interests in other private funds advised by Golub Capital and beneficially owned by any of our independent directors and his or her immediate family as of December 31, 2017.
Name of Director	Name of Owners	Name of Investment	Title of Class	Value of Securities(1)
Independent Directors
William M. Webster IV	William M. Webster IV; J. Lyles Glenn, TTE, FBO William M. Webster IV Trust UAD 3/15/99
Golub Capital Partners VII, L.P.;
Golub Capital Partners IX, L.P.;
Golub Capital Partners X, L.P.;
GC Coinvestment, L.P.;
GC 2009 Mezzanine Partners, L.P.;
Golub Capital International Ltd.;
LEG Partners, L.P.;
GEMS Fund 4, L.P.;
GC Synexus Fund LP
			N/A – Single Class	Over $100,000 in each

(1)
Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DETERMINATION OF NET ASSET VALUE
The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.
In calculating the value of our total assets, investment transactions are recorded on the trade date. Realized gains or losses are computed using the specific identification method. Investments for which market quotations are readily available are valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued at fair value as determined in good faith by our board of directors based on the input of management and the audit committee. In addition, the board of directors has retained independent valuation firms to review the valuation of each portfolio investment for which a market quotation is not available at least once during each 12-month period.
The valuation process is conducted at the end of each fiscal quarter, with a portion of our valuations of portfolio companies without market quotations subject to review by the independent valuation firms each quarter. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we expect to use the pricing indicated by the external event to corroborate our valuation.
A readily available market value is not expected to exist for many of the investments in our portfolio, and we value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities, including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from values that may ultimately be received or settled. See “Risk Factors — Risks Relating to our Investments — Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.”
With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:
•
Our quarterly valuation process begins with each portfolio company investment being initially valued by the investment professionals of GC Advisors responsible for credit monitoring.

•
Preliminary valuation conclusions are then documented and discussed with our senior management and GC Advisors.

•
The audit committee of our board of directors reviews these preliminary valuations.

•
At least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm.

•
The board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith.

In connection with each sale of shares of our common stock, we make a determination that we are not selling shares of our common stock at a price below the then-current net asset value per share of common stock at the time at which the sale is made or otherwise in violation of the 1940 Act. GC Advisors will consider the following factors, among others, in making such determination:
•
The net asset value of our common stock disclosed in the most recent periodic report filed with the SEC;

•
Its assessment of whether any change in the net asset value per share of our common stock has occurred (including through the realization of gains on the sale of portfolio securities) during the period beginning on the date of the most recently disclosed net asset value per share of our common stock and ending two days prior to the date of the sale; and

•
The magnitude of the difference between the sale price of the shares of common stock and management’s assessment of any change in the net asset value per share of our common stock during the period discussed above.

Determination of fair values involves subjective judgments and estimates. Under current auditing standards, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.
We follow ASC Topic 820 for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. Our fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:
Level 1:   Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:   Inputs include quoted prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.
Level 3:   Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or a liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the asset or liability. We assess the levels of assets and liabilities at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among Level 1, 2 and 3 of the fair value hierarchy for assets and liabilities during the three months ended December 31, 2017 and 2016 and the years ended September 30, 2017, 2016 and 2015. The following section describes the valuation techniques used by us to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.
Level 1 investments are valued using quoted market prices. Level 2 investments are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 investments are valued at fair value as determined in good faith by our board of directors, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of our board of directors to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on the number of portfolio companies) of our valuations of debt and equity investments without readily available market quotations subject to review by an independent valuation firm. As of December 31, 2017 and September 30, 2017 and 2016, with the exception of money market funds included in cash and cash equivalents and restricted cash and cash equivalents (Level 1 investments) and investments measured at fair value using the net asset value, all investments were valued using Level 3 inputs of the fair value hierarchy.
When determining fair value of Level 3 debt and equity investments, we may take into account the following factors, where relevant: the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA. The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, we will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, we use a market interest rate yield analysis to determine fair value. In addition, for certain debt investments, we may base our valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that we and others may be willing to pay. Ask prices represent the lowest price that we and others may be willing to accept. We generally use the midpoint of the bid/ask range as our best estimate of fair value of such investment.
Due to the inherent uncertainty of determining the fair value of Level 3 investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a market existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which such investment had previously been recorded.
Our investments are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments are traded.
In accordance with GAAP, we are required to accrue for the Capital Gain Incentive Fee on a quarterly basis and are further required to include the aggregate unrealized capital appreciation on investments when calculating the capital gain incentive fee accrual, as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. If the Capital Gain Incentive Fee Base, adjusted as required by GAAP to include unrealized appreciation, is positive at the end of a period, then GAAP requires us to accrue a capital gain incentive fee equal to 20% of such amount, less the aggregate amount of the actual Capital Gain Incentive Fees paid or capital gain incentive fees accrued under GAAP in all prior periods. If such amount is negative, then there is no accrual for such period. The resulting accrual under GAAP for any capital gain incentive fee payable in a given period may result in additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. There can be no assurance that such unrealized capital appreciation will be realized in the future.

DIVIDEND REINVESTMENT PLAN
We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend or other distribution, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.
No action is required on the part of a registered stockholder to have their cash dividend or other distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends or other distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.
Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends and other distributions in cash by notifying their broker or other financial intermediary of their election.
We may use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on The Nasdaq Global Select Market on the date of such distribution, provided that in the event the market price per share on the date of such distribution exceeds the most recently computed net asset value per share, we will issue shares at the greater of the most recently computed net asset value per share or 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeds the most recently computed net asset value per share). The market price per share on that date will be the closing price for such shares on The Nasdaq Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend or other distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.
There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees are paid by us. If a participant elects by written notice to the plan administrator prior to termination of his or her account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.
Stockholders who receive dividends and other distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend or other distribution from us generally will be equal to the total dollar value of the distribution paid to the stockholder. Any stock received in a dividend or other distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the stockholder’s account. To the extent a stockholder is subject to U.S. federal withholding tax on a distribution, we will withhold the applicable tax and the balance will be reinvested in our common stock (or paid to such stockholder in cash if the stockholder has opted out of our dividend reinvestment plan).

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com or by filling out the transaction request form located at the bottom of the participant’s statement and sending it to the plan administrator at the address below.
The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend or other distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, LLC, P.O. Box 922, Wall Street Station, New York, New York 10269, or by the Plan Administrator’s Interactive Voice Response System at (877) 276-7499.
If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.
If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, pension plans and trusts, persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of Section 1221 of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of the filing of this Registration Statement and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding any offering of our securities. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. For purposes of this discussion, references to “dividends” are to dividends within the meaning of the U.S. federal income tax laws and associated regulations and may include amounts subject to treatment as a return of capital under section 19(a) of the 1940 Act.
A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:
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a citizen or individual resident of the United States;

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a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.
Tax matters are very complicated and the tax consequences to an investor of an investment in our shares of common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.
Election to Be Taxed as a RIC
As a business development company, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, dividends for U.S. federal income tax purposes of an amount at least equal to 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for dividends paid, or the Annual Distribution Requirement. Although not required for us to maintain our RIC tax status, in order to preclude the imposition of a 4% nondeductible federal excise tax imposed on RICs, we must distribute dividends for U.S. federal income tax purposes to our stockholders in respect of each calendar year of an amount at least equal to the sum of  (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of the excess (if any) of our realized capital gains over our realized capital losses, or capital gain net income (adjusted for certain ordinary losses), generally for the one-year period ending on October 31 of the calendar year and (3) the sum of any net ordinary income plus capital gains net income for preceding years that were not distributed during such years and on which we did not incur any liability to pay federal income tax, or the Excise Tax Avoidance Requirement.
Taxation as a RIC
If we:
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qualify as a RIC; and

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satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, which is defined as net long-term capital gains in excess of net short-term capital losses, we distribute as dividends for U.S. federal income tax purposes to our stockholders. We will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gain not distributed as dividends to our stockholders.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
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qualify to be treated as a business development company under the 1940 Act at all times during each taxable year;

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derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income), or the 90% Income Test; and

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diversify our holdings, or the Diversification Tests, so that at the end of each quarter of the taxable year:

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at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

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no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or other tax liabilities.

In addition, we are subject to ordinary income and capital gain distribution requirements under U.S. federal excise tax rules for each calendar year. If we do not meet the required distributions we will be subject to a 4% nondeductible federal excise tax on the undistributed amount. The failure to meet U.S. federal excise tax distribution requirements will not cause us to lose our RIC status.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, we may for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our stockholders even if such taxable income is greater than the net income we actually earn during those taxable years.
Any underwriting fees paid by us are not deductible in computing our investment company taxable income. We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the taxable year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. Furthermore, a portfolio company in which we hold equity or debt instruments may face financial difficulty that requires us to work out, modify, or otherwise restructure such equity or debt instruments. Any such restructuring could, depending upon the terms of the restructuring, cause us to incur unusable or nondeductible losses or recognize future non-cash taxable income.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (4) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (5) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (6) cause us to recognize income or gain without a corresponding receipt of cash, (7) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (8) adversely alter the characterization of certain complex financial transactions and (9) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our ability to be subject to tax as a RIC.
Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.
Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income and fees that we may recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% Income Test. In order to manage the risk that such income and fees might disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be subject to U.S. corporate income tax as well as state and local tax on their earnings, which ultimately will reduce our return on such income and fees.
Failure to Qualify as a RIC
If we were unable to qualify for treatment as a RIC and are unable to cure the failure, for example, by disposing of certain investments quickly or raising additional capital to prevent the loss of RIC status, we would be subject to tax on all of our taxable income at regular corporate rates. The Code provides some relief from RIC disqualification due to failures to comply with the 90% Income Test and the Diversification Tests, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% Income Test or the Diversification Tests.
Should failure occur, not only would all our taxable income be subject to tax at regular corporate rates, we would not be able to deduct dividend distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, certain corporate stockholders would be eligible to claim a dividends received deduction with respect to such dividends and non-corporate stockholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five taxable years.
The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.
Taxation of U.S. Stockholders
Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and generally eligible for a maximum U.S. federal tax rate of either 15% or 20%, depending on whether the individual shareholder’s income exceeds certain threshold amounts, and if other applicable requirements are met, such distributions generally will be eligible for the corporate dividends-received deduction to the extent such dividends have been paid by a U.S. corporation. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum U.S. federal tax rate applicable to non-corporate stockholders as well as will not be eligible for the corporate dividends-received deduction.
Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently generally at a maximum rate of either 15% or 20%, depending on whether the individual shareholder’s income exceeds certain threshold amounts)

in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Stockholders receiving dividends or distributions in the form of additional shares of our common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash dividends or distributions will receive, and should have a cost basis in the shares received equal to such amount. Stockholders receiving dividends in newly issued shares of our common stock will be treated as receiving a distribution equal to the value of the shares received, and should have a cost basis of such amount.
Although we currently intend to distribute any net capital gains at least annually, we may in the future decide to retain some or all of our net capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for their common stock. Since we expect to pay tax on any retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any tax year and (2) the amount of capital gain dividends paid for that tax year, we may, under certain circumstances, elect to treat a dividend that is paid during the following tax year as if it had been paid during the tax year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the tax year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been received by our U.S. stockholders on December 31 of the calendar year in which the dividend was declared.
If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares of our common stock will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.
A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of their shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held their shares of common stock for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the common stock acquired will be increased to reflect the disallowed loss.
In general, individual U.S. stockholders are subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the individual U.S. stockholder’s income exceeds certain threshold amounts) on their net capital gain, i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares of common stock. Such rate is lower than the maximum federal income tax rate on ordinary taxable income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (35%, for taxable years beginning before 2018, and 21% thereafter). Non-corporate stockholders incurring net capital losses for a tax year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year; any net capital losses of a non-corporate stockholder in excess of  $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
We will provide information to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each calendar year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.
We may be required to withhold U.S. federal income tax (“backup withholding”) currently at a rate of 24% from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is not an additional tax and is generally allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.
If a U.S. stockholder recognizes a loss with respect to shares of our common stock of  $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. stockholders should consult their tax advisors to determine the applicability of these regulations in light of their specific circumstances.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts.
Taxation of Non-U.S. Stockholders
Whether an investment in the shares of our common stock is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares of our common stock by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.
Subject to the discussion below, distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income, net short-term capital gain or non-U.S. source dividend and interest income, which generally would be free of withholding if paid to Non-U.S. stockholders directly) generally will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, in which case the distributions will generally be subject to U.S. federal income tax at the rates applicable to

U.S. persons. In that case, we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.
Certain properly designated dividends received by a Non-U.S. stockholder generally are exempt from U.S. federal withholding tax when they (1) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income), or (2) are paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for a tax year) as well as if certain other requirements are satisfied. Nevertheless, it should be noted that in the case of shares of our stock held through an intermediary, the intermediary may have withheld U.S. federal income tax even if we designated the payment as having been derived from qualified net interest income or from qualified short-term capital gains. Moreover, depending on the circumstances, we may designate all, some or none of our potentially eligible dividends as derived from such qualified net interest income or as qualified short-term capital gains, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding.
Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or, in the case of an individual Non-U.S. stockholder, the stockholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.
If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certification (e.g., an IRS Form W-8BEN, IRS Form W-8BEN-E, or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.
Withholding of U.S. tax (at a 30% rate) is required by the Foreign Account Tax Compliance Act, or FATCA, provisions of the Code with respect to payments of dividends and (effective January 1, 2019) certain capital gain dividends and certain redemption proceeds paid to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the applicable withholding agent to determine whether withholding is required.
An investment in shares by a non-U.S. person may also be subject to U.S. federal estate tax. Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax, U.S. federal estate tax, withholding tax, and state, local and foreign tax consequences of acquiring, owning or disposing of our common stock.

DESCRIPTION OF OUR CAPITAL STOCK
The following description is based on relevant portions of the DGCL and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the DGCL and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.
Capital Stock
Our authorized stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Our common stock is traded on The Nasdaq Global Select Market under the ticker symbol “GBDC”. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally are not personally liable for our debts or obligations.
The following are our outstanding classes of securities as of April 26, 2018:
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under(3)
Common Stock	100,000,000	—	59,867,531
Preferred Stock	1,000,000	—	—
All shares of our common stock have equal rights as to earnings, assets, dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefrom. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except when their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will not be able to elect any directors.
Provisions of the DGCL and Our Certificate of Incorporation and Bylaws
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
The indemnification of our officers and directors is governed by Section 145 of the DGCL, and our certificate of incorporation and bylaws. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.
DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized. DGCL Section 145 also provides that indemnification and advancement of expenses permitted under such Section are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.
Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended. DGCL Section 102(b)(7) provides that the personal liability of a director to a corporation or its stockholders for breach of fiduciary duty as a director may be eliminated except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derives an improper personal benefit.
Our certificate of incorporation and bylaws provide for the indemnification of any person to the full extent permitted, and in the manner provided, by the current DGCL or as the DGCL may hereafter be amended. In addition, we have entered into indemnification agreements with each of our directors and officers in order to effect the foregoing except to the extent that such indemnification would exceed the limitations on indemnification under Section 17(h) of the 1940 Act.

Delaware Anti-Takeover Law
The DGCL and our certificate of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
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prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:
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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation involving the interested stockholder;

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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.
Election of Directors
Our certificate of incorporation and bylaws provide that the affirmative vote of the holders of a majority of the votes cast by stockholders present in person or by proxy at an annual or special meeting of stockholders and entitled to vote thereat will be required to elect a director. Under our certificate of incorporation, our board of directors may amend the bylaws to alter the vote required to elect directors.
Classified Board of Directors
Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.
Number of Directors; Removal; Vacancies
Our certificate of incorporation provides that the number of directors will be set only by the board of directors by resolution or amendment to our bylaw adopted by the affirmative vote of a majority of the directors. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. Under the DGCL, unless the certificate of incorporation provides otherwise (which our certificate of incorporation does not), directors on a classified board such as our board of directors may be removed only for cause. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of us.
Action by Stockholders
Under our certificate of incorporation stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. This may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) by or at the direction of the board of directors, (2) pursuant to our notice of meeting or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Nominations of persons for election to the board of directors at a special meeting may be made only by or at the direction of the board of directors, and provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Stockholder Meetings
Our bylaws provide that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. In addition, in lieu of such a meeting, any such action may be taken by the unanimous written consent of our stockholders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
Calling of Special Meetings of Stockholders
Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called by our board of directors, the chairman of the board and our chief executive officer.
Conflict with 1940 Act
Our bylaws provide that, if and to the extent that any provision of the DGCL or any provision of our certificate of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK
In addition to shares of common stock, our certificate of incorporation authorizes the issuance of preferred stock. We may issue preferred stock from time to time in one or more classes or series without stockholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Delaware law and by our certificate of incorporation to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any such an issuance must adhere to the requirements of the 1940 Act, Delaware law and any other limitations imposed by law.
The 1940 Act currently requires that (i) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends or other distribution on the preferred stock are in arrears by two years or more. Some matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.
For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and the prospectus supplement relating to such series will describe:
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the designation and number of shares of such series;

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the rate and time at which, and the preferences and conditions under which, any dividends or other distributions will be paid on shares of such series, as well as whether such dividends or other distributions are participating or non-participating;

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any provisions relating to convertibility or exchangeability of the shares of such series, including adjustments to the conversion price of such series;

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the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

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the voting powers, if any, of the holders of shares of such series;

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any provisions relating to the redemption of the shares of such series;

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any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

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any conditions or restrictions on our ability to issue additional shares of such series or other securities;

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if applicable, a discussion of certain U.S. federal income tax considerations; and

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any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends or other distributions, if any, thereon will be cumulative.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS
The following is a general description of the terms of the subscription rights we may issue from time to time. Particular terms of any subscription rights we offer will be described in the prospectus supplement relating to such subscription rights. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, taking into account underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued.
We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting, backstop or other arrangement with one or more persons pursuant to which such persons would purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering. Our common stockholders will indirectly bear all of the expenses incurred by us in connection with any subscription rights offerings, regardless of whether any common stockholder exercises any subscription rights.
A prospectus supplement will describe the particular terms of any subscription rights we may issue, including the following:
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the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);

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the title and aggregate number of such subscription rights;

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the exercise price for such subscription rights (or method of calculation thereof);

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the currency or currencies, including composite currencies, in which the price of such subscription rights may be payable;

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if applicable, the designation and terms of the securities with which the subscription rights are issued and the number of subscription rights issued with each such security or each principal amount of such security;

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the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);

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the number of such subscription rights issued to each stockholder;

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the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

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the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

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if applicable, the minimum or maximum number of subscription rights that may be exercised at one time;

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the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

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any termination right we may have in connection with such subscription rights offering;

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the terms of any rights to redeem, or call such subscription rights;

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information with respect to book-entry procedures, if any;

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the terms of the securities issuable upon exercise of the subscription rights;

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the material terms of any standby underwriting, backstop or other purchase arrangement that we may enter into in connection with the subscription rights offering;

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if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights; and

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any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Each subscription right will entitle the holder of the subscription right to purchase for cash or other consideration such amount of shares of common stock at such subscription price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.
Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. If less than all of the rights represented by such subscription rights certificate are exercised, a new subscription certificate will be issued for the remaining rights. Prior to exercising their subscription rights, holders of subscription rights will not have any of the rights of holders of the securities purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS
The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.
We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.
A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:
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the title and aggregate number of such warrants;

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the price or prices at which such warrants will be issued;

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the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

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if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

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in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

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in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

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the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);

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whether such warrants will be issued in registered form or bearer form;

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if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

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if applicable, the date on and after which such warrants and the related securities will be separately transferable;

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the terms of any rights to redeem, or call such warrants;

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information with respect to book-entry procedures, if any;

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the terms of the securities issuable upon exercise of the warrants;

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if applicable, a discussion of certain U.S. federal income tax considerations; and

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any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Each warrant will entitle the holder to purchase for cash such common stock or preferred stock at the exercise price or such principal amount of debt securities as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.
Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.
Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.
Under the 1940 Act, we may generally only offer warrants provided that (a) the warrants expire by their terms within ten years, (b) the exercise or conversion price is not less than the current market value at the date of issuance, (c) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of Golub Capital BDC and its stockholders and (d) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES
We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.
As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “— Events of Default —  Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.
Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. We have filed the form of the indenture with the SEC. See “Available Information” for information on how to obtain a copy of the indenture.
A prospectus supplement, which will accompany this prospectus, will describe the particular terms of any series of debt securities being offered, including the following:
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the designation or title of the series of debt securities;

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the total principal amount of the series of debt securities;

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the percentage of the principal amount at which the series of debt securities will be offered;

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the date or dates on which principal will be payable;

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the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

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the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

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the terms for redemption, extension or early repayment, if any;

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the currencies in which the series of debt securities are issued and payable;

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whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

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the place or places, if any, other than or in addition to the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

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the denominations in which the offered debt securities will be issued;

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the provision for any sinking fund;

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any restrictive covenants;

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any Events of Default;

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whether the series of debt securities are issuable in certificated form;

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any provisions for defeasance or covenant defeasance;

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if applicable, U.S. federal income tax considerations relating to original issue discount;

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whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

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any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

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whether the debt securities are subject to subordination and the terms of such subordination;

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the listing, if any, on a securities exchange; and

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any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.
We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% (or 150% upon receipt of certain approvals and subject to certain disclosure requirements) immediately after each such issuance. In addition, while any indebtedness and other senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.”
General
The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.
For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.
The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” section below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.
We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.
We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

We expect that we will usually issue debt securities in book-entry only form represented by global securities.
Conversion and Exchange
If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.
Payment and Paying Agents
We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often approximately two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”
Payments on Global Securities
We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.
Payments on Certificated Securities
We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.
Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.
Payment when Offices are Closed
If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.
Events of Default
You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.
The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):
•
we do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within five days;

•
we do not pay interest on a debt security of the series when due, and such default is not cured within 30 days;

•
we do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within five days;

•
we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series;

•
we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;

•
on the last business day of each of 24 consecutive calendar months, we have an asset coverage of less than 100%; and

•
any other Event of Default in respect of debt securities of the series described in the applicable prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest or in the payment of any sinking or purchase fund installment, if it considers the withholding of notice to be in the best interests of the holders.
Remedies if an Event of Default Occurs
If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.
The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:
•
the holder must give your trustee written notice that an Event of Default has occurred and remains uncured;

•
the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•
the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•
the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60 day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.
Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:
•
the payment of principal, any premium or interest; or

•
in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.
Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.
Merger or Consolidation
Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We may also be permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:
•
where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities;

•
immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing;

•
we must deliver certain certificates and documents to the trustee; and

•
we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver
There are three types of changes we can make to the indenture and the debt securities issued thereunder.
Changes Requiring Approval
First, there are changes that we cannot make to debt securities without specific approval of all of the holders. The following is a list of those types of changes:
•
change the stated maturity of the principal of or interest on a debt security;

•
reduce any amounts due on a debt security;

•
reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•
adversely affect any right of repayment at the holder’s option;

•
change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

•
impair your right to sue for payment;

•
adversely affect any right to convert or exchange a debt security in accordance with its terms;

•
modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

•
reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•
reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•
modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•
change any obligation we have to pay additional amounts.

Changes Not Requiring Approval
The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.
Changes Requiring Majority Approval
Any other change to the indenture and the debt securities would require the following approval:
•
if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and

•
if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval.”
Further Details Concerning Voting
When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:
•
for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

•
for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement; and

•
for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.
Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.
Defeasance
The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.
Covenant Defeasance
Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions as described under the “Indenture Provisions — Subordination” section below. In order to achieve covenant defeasance, we must do the following:
•
if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

•
we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity; and

•
we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.
Full Defeasance
If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:
•
if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•
we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit; and
•
we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture Provisions — Subordination.”
Form, Exchange and Transfer of Certificated Registered Securities
Holders may exchange their certificated securities, if any, for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.
Holders may exchange or transfer their certificated securities, if any, at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.
Holders will not be required to pay a service charge to transfer or exchange their certificated securities, if any, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.
If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.
If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.
Resignation of Trustee
Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.
Indenture Provisions — Subordination
Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of  (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of  (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal

(or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.
In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.
By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.
Senior Indebtedness is defined in the indenture as the principal of  (and premium, if any) and unpaid interest on:
•
our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities; and

•
renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.
The Trustee under the Indenture
U.S. Bank National Association will serve as the trustee under the indenture.
Certain Considerations Relating to Foreign Currencies
Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.
Book-Entry Debt Securities
The Depository Trust Company, or DTC, will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for the debt securities, in the aggregate principal amount of such issue, and will be deposited with DTC.
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants, or Direct

Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC.
DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. DTC has Standard & Poor’s rating: AA+. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.
Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each security, or the Beneficial Owner, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.
To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.
Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).
Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.
DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or to the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

REGULATION
We are a business development company under the 1940 Act and have elected to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a business development company be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company without the approval of a majority of our outstanding voting securities.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter,” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company in excess of the limits imposed by the 1940 Act. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies, or any of our other policies, is fundamental and each may be changed without stockholder approval. To the extent we adopt any fundamental policies, no person from whom we borrow will have, in his or her capacity as lender or debt holder, either a veto power or a vote in approving or changing any of our fundamental policies.
Qualifying Assets
Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:
(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:

•
is organized under the laws of, and has its principal place of business in, the United States;

•
is not an investment company (other than an SBIC wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•
satisfies either of the following:

•
does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250.0 million market capitalization maximum; or

•
is controlled by a business development company or a group of companies including a business development company, the business development company actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the business development company has an affiliated person who is a director of the eligible portfolio company.

(2)
Securities of any eligible portfolio company which we control.

(3)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)
Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)
Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)
Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

The regulations defining and interpreting qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.
We look through our consolidated subsidiaries to the underlying holdings (considered together with portfolio assets held outside of our consolidated subsidiaries) for purposes of determining compliance with the 70% qualifying assets requirement of the 1940 Act. At least 70% of our assets will be eligible assets.
Managerial Assistance to Portfolio Companies
A business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, when the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. The Administrator has agreed to provide such managerial assistance on our behalf to portfolio companies that request this assistance.
Temporary Investments
Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would generally not meet the Diversification Tests, as defined in section 851(b)(3) of the Code, in order to qualify as a RIC for U.S. federal income tax purposes.
Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. GC Advisors will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as that term is defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. On March 23, 2018, the SBCAA was enacted into law. The SBCAA, among other things, amended Section 61(a) of the 1940 Act to add a new Section 61(a)(2) that reduces the asset coverage requirement applicable to business development companies, from 200% to 150% so long as the business development company meets certain disclosure requirements and obtains certain approvals. The reduced asset coverage requirement would permit a business development company to have a ratio of total consolidated assets to outstanding indebtedness of 2:1 as compared to a maximum of 1:1 under the 200% asset coverage requirement. Effectiveness of the reduced asset coverage requirement to a business development company requires approval by either (1) a “required majority,” as defined in Section 57(o) of the 1940 Act, of such business development company’s board of directors with effectiveness one year after the date of such approval or (2) a majority of votes cast at a special or annual meeting of such business development company’s stockholders at which a quorum is present, which can be effective as soon as the day after such stockholder approval. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage, provided that any such borrowings in excess of 5% of the value of our total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary or emergency purposes. We consolidate our financial results with all of our wholly-owned subsidiaries, including Holdings, the 2010 Issuer and the 2014 Issuer, for financial reporting purposes and measure our compliance with the leverage test applicable to business development companies under the 1940 Act on a consolidated basis. On September 13, 2011, we received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries from our 200% asset coverage test under the 1940 Act. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200% even if we do not approve the modified asset coverage requirement permitted by Section 61(a)(2) of the 1940 Act. This provides us with increased investment flexibility but also increases our risks related to leverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to our Business and Structure — Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.”
Codes of Ethics
We and GC Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics from our website at www.golubcapitalbdc.com or at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. In addition, each code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request to publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to GC Advisors. The proxy voting policies and procedures of GC Advisors are set out below. The guidelines are reviewed periodically by GC Advisors and our directors who are not “interested persons” and, accordingly, are subject to change.

Introduction
As an investment adviser registered under the Advisers Act, GC Advisors has a fiduciary duty to act solely in our best interests. As part of this duty, GC Advisors recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.
GC Advisors’ policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.
Proxy Policies
GC Advisors votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. GC Advisors reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases GC Advisors will vote in favor of proposals that GC Advisors believes are likely to increase the value of the portfolio securities we hold. Although GC Advisors will generally vote against proposals that may have a negative effect on our portfolio securities, GC Advisors may vote for such a proposal if there exist compelling long-term reasons to do so.
Our proxy voting decisions are made by GC Advisors’ chief executive officer and president. To ensure that GC Advisors’ vote is not the product of a conflict of interest, GC Advisors requires that (1) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how GC Advisors intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, GC Advisors will disclose such conflicts to us, including our independent directors, and may request guidance from us on how to vote such proxies.
Proxy Voting Records
You may obtain information without charge about how GC Advisors voted proxies during the most recent 12-month period ended June 30, 2017 by making a written request for proxy voting information to: Golub Capital BDC, Inc., Attention: Investor Relations, 666 Fifth Avenue, 18th Floor, New York, NY 10103, or by calling us at (212) 750-6060.
Privacy Principles
We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).
We restrict access to nonpublic personal information about our stockholders to employees of GC Advisors and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.
Other
Under the 1940 Act, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and GC Advisors are required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designate a chief compliance officer to be responsible for administering these policies and procedures.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the business development company prohibition on transactions with affiliates to prohibit “joint transactions” among entities that share a common investment adviser. The staff of the SEC has granted no-action relief pursuant to which purchases by us and other accounts sponsored or managed by GC Advisors or its affiliates of a single class of privately placed securities are permitted provided that the adviser negotiates no term other than price and certain other conditions are met. Any co-investment would be made subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for another account sponsored or managed by GC Advisors to make different investments in the same issuer, GC Advisors will need to decide which account will proceed with the investment. Moreover, in certain circumstances, we may be unable to invest in an issuer in which another account sponsored or managed by GC Advisors has previously invested.
On February 27, 2017, GC Advisors and certain other funds and accounts sponsored or managed by GC Advisors and its affiliates, received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. We believe that co-investment by us and accounts sponsored or managed by the GC Advisors and its affiliates may afford us additional investment opportunities and the ability to achieve greater diversification. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. We believe that co-investments by us and other accounts sponsored or managed by GC Advisors and its affiliates may afford us additional investment opportunities and an ability to achieve greater diversification.
Sarbanes-Oxley Act
The Sarbanes-Oxley Act of 2002 imposes a variety of regulatory requirements on companies with a class of securities registered under the Exchange Act and their insiders. Many of these requirements affect us. For example:
•
our principal executive officer and principal financial officer must certify the accuracy of the financial statements contained in our periodic reports;

•
our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•
our management must prepare an annual report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm; and

•
our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated under such act. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we comply with that act in the future.

Small Business Investment Company Regulations
We operate the SBIC Funds as wholly-owned subsidiaries of the Company. The SBIC Funds each may rely on an exclusion from the definition of  “investment company” under the 1940 Act. As such, neither of these subsidiaries will elect to be regulated as a business development company under the 1940 Act.
The SBIC Funds each have investment objectives substantially similar to ours and make similar types of investments in accordance with SBIC regulations.
The licenses approved by the SBA for the SBIC Funds allow the SBIC Funds to incur leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment and certain approvals by the SBA and customary procedures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt, have a maturity of ten years, require semi-annual payments of interest and do not require any principal prior to maturity. Under the regulations applicable to SBICs, an SBIC may have outstanding debentures guaranteed by the SBA generally in an amount of up to twice its regulatory capital, which generally equates to the amount of its equity capital. SBIC regulations currently limit the amount that a single SBIC subsidiary may borrow to a maximum of $150.0 million, assuming that it has at least $75.0 million of equity capital. The SBICs are subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants.
Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $350.0 million and the maximum amount that may be issued by a single SBIC licensee is $150.0 million. As of December 31, 2017, SBIC IV, SBIC V and SBIC VI had $125.0 million, $133.0 million and $9.0 million of outstanding SBA-guaranteed debentures, respectively.
SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBIC regulations, SBICs may make loans to eligible small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.
Under present SBIC regulations, eligible small businesses generally include businesses that (together with their affiliates) have a tangible net worth not exceeding $19.5 million and have average annual net income after U.S. federal income taxes not exceeding $6.5 million (average net income to be computed without benefit of any carryover loss) for the two most recent fiscal years. In addition, an SBIC must devote 25% of its investment activity to “smaller” concerns, as defined by the SBA. A smaller concern generally includes businesses that have a tangible net worth not exceeding $6.0 million and have average annual net income after U.S. federal income taxes not exceeding $2.0 million (average net income to be computed without benefit of any net carryover loss) for the two most recent fiscal years. SBIC regulations also provide alternative size standard criteria to determine eligibility for designation as an eligible small business or smaller concern, which criteria depend on the primary industry in which the business is engaged and are based on such factors as the number of employees and gross revenue. However, once an SBIC has invested in a company, it may continue to make follow on investments in the company, regardless of the size of the company at the time of the follow on investment, up to the time of the company’s initial public offering, if any.
The SBA prohibits an SBIC from providing funds to small businesses for certain purposes, such as relending or investing outside the United States, to businesses engaged in a few prohibited industries and to certain “passive” (i.e., non-operating) companies. In addition, without prior SBA approval, an SBIC may not invest an amount equal to more than approximately 30% of the SBIC’s regulatory capital in any one company and its affiliates.
The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies (such as limiting the permissible interest rate on debt securities held by an SBIC in a portfolio company). An SBIC may exercise control over a small business for a period of up to seven years from the date on which the SBIC initially acquires its control position. This control period may be extended for an additional period of time with the SBA’s prior written approval.
The SBA restricts the ability of an SBIC to lend money to any of its officers, directors and employees or to invest in affiliates thereof. The SBA also prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning

10% or more of a class of capital stock of a licensed SBIC. A “change of control” is any event which would result in the transfer of the power, direct or indirect, to direct the management and policies of a SBIC, whether through ownership, contractual arrangements or otherwise.

SBICs must invest idle funds that are not being used to make loans in investments permitted under SBIC regulations in certain types of securities including direct obligations of, or obligations guaranteed as to principal and interest by, the U.S. government, which mature within 15 months from the date of the investment.
SBICs are periodically examined and audited by the SBA’s staff to determine their compliance with SBIC regulations and are periodically required to file certain forms with the SBA.
Neither the SBA nor the U.S. government or any of its agencies or officers has approved any ownership interest to be issued by us or any obligation that we or any of our subsidiaries may incur.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
Our securities are held by U.S. Bank National Association pursuant to a custody agreement. The principal business address of U.S. Bank National Association Corporate Trust Services is One Federal Street, 3rd Floor, Boston, Massachusetts 02110, telephone: (617) 603-6538. American Stock Transfer & Trust Company, LLC serves as our transfer agent, distribution paying agent and registrar. The principal business address of American Stock Transfer & Trust Company, LLC is 6201 15th Avenue, Brooklyn, New York 11219, telephone: (800) 937-5449.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our board of directors, GC Advisors will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. GC Advisors does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. GC Advisors generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, GC Advisors may select a broker based upon brokerage or research services provided to GC Advisors and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if GC Advisors determines in good faith that such commission is reasonable in relation to the services provided.
We have not paid any brokerage commissions during the three most recent fiscal years.

PLAN OF DISTRIBUTION
We may offer, from time to time, in one or more offerings or series, up to $800,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds, if any, we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.
The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (1) in connection with a rights offering to our existing stockholders, (2) offerings completed within one year of the receipt of consent of the majority of our common stockholders or (3) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices.
In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will indirectly bear such fees and expenses as well as any other fees and expenses incurred by us in connection with any sale of securities. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum aggregate commission or discount to be received by any member of the Financial Industry Regulatory Authority or independent broker-dealer will not be greater than 8% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement. We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.
Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.
Any underwriters that are qualified market makers on The Nasdaq Global Select Market may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.
Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on The Nasdaq Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.
Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.
We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.
In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS
Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Dechert LLP, Washington, D.C. Dechert LLP has from time to time represented GC Advisors on unrelated matters.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
 The consolidated financial statements of Golub Capital BDC, Inc. and its consolidated subsidiaries at September 30, 2017 and 2016 and for each of the two years in the period ended September 30, 2017 appearing in this Prospectus and Registration Statement and the effectiveness of Golub Capital BDC, Inc. and its consolidated subsidiaries’ internal control over financial reporting as of September 30, 2017 have been audited by Ernst & Young LLP, an independent registered public accounting firm located at 155 North Wacker Drive, Chicago, IL 60606, and for the year ended September 30, 2015 by RSM US LLP, an independent registered public accounting firm located at One South Wacker Drive, Suite 800, Chicago, IL 60606, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.
We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We maintain a website at www.golubcapitalbdc.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 666 Fifth Avenue, 18th Floor, New York, New York 10103, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

GOLUB CAPITAL BDC, INC.

Index to Consolidated Financial Statements

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
(In thousands, except share and per share data)
	December 31, 2017	September 30, 2017
	(unaudited)
Assets
Investments, at fair value
Non-controlled/non-affiliate company investments	$1,627,716	$1,586,293
Non-controlled affiliate company investments	4,065	3,707
Controlled affiliate company investments	91,591	95,015
Total investments at fair value (amortized cost of $1,707,273 and $1,671,239, respectively)	1,723,372	1,685,015
Cash and cash equivalents	5,750	3,988
Restricted cash and cash equivalents	71,380	58,570
Interest receivable	6,536	6,271
Other assets	289	332
Total Assets	$1,807,327	$1,754,176
Liabilities
Debt	$828,300	$781,100
Less unamortized debt issuance costs	3,514	4,273
Debt less unamortized debt issuance costs	824,786	776,827
Interest payable	6,132	3,800
Management and incentive fees payable	15,506	13,215
Accounts payable and accrued expenses	1,973	2,312
Payable for investments purchased	550	—
Accrued trustee fees	78	76
Total Liabilities	849,025	796,230
Commitments and Contingencies (Note 7)
Net Assets
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2017 and September 30, 2017	—	—
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 59,741,248 and 59,577,293 shares issued and outstanding as of December 31, 2017 and September 30, 2017, respectively	60	60
Paid in capital in excess of par	942,179	939,307
Undistributed (over distribution of) net investment income	(387)	1,954
Net unrealized appreciation (depreciation) on investments	18,767	16,444
Net realized gain (loss) on investments	(2,317)	181
Total Net Assets	958,302	957,946
Total Liabilities and Total Net Assets	$1,807,327	$1,754,176
Number of common shares outstanding	59,741,248	59,577,293
Net asset value per common share	$16.04	$16.08
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Operations (unaudited)
(In thousands, except share and per share data)
	Three months ended December 31,
	2017	2016
Investment income
From non-controlled/non-affiliate company investments:
Interest income	$33,192	$30,731
Dividend income	597	152
Fee income	534	254
Total investment income from non-controlled/non-affiliate company investments	34,323	31,137
From non-controlled affiliate company investments:
Interest income	162	327
Total investment income from non-controlled affiliate company investments	162	327
From controlled affiliate company investments:
Interest income	—	1,639
Dividend income	1,965	746
Total investment income from controlled affiliate company investments	1,965	2,385
Total investment income	36,450	33,849
Expenses
Interest and other debt financing expenses	7,714	7,606
Base management fee	5,930	5,837
Incentive fee	2,871	2,091
Professional fees	688	580
Administrative service fee	618	601
General and administrative expenses	118	171
Total expenses	17,939	16,886
Net investment income – before excise tax	18,511	16,963
Excise tax	—	10
Net investment income – after excise tax	18,511	16,953
Net gain (loss) on investments
Net realized gain (loss) on investments:
Non-controlled/non-affiliate company investments	481	907
Net realized gain (loss) on investments	481	907
Net change in unrealized appreciation (depreciation) on investments:
Non-controlled/non-affiliate company investments	988	2,265
Non-controlled affiliate company investments	559	(643)
Controlled affiliate company investments	776	(498)
Net change in unrealized appreciation (depreciation) on investments	2,323	1,124
Net gain (loss) on investments	2,804	2,031
Net increase in net assets resulting from operations	$21,315	$18,984
Per Common Share Data
Basic and diluted earnings per common share	$0.36	$0.34
Dividends and distributions declared per common share	$0.40	$0.57
Basic and diluted weighted average common shares outstanding	59,584,421	55,064,870
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Changes in Net Assets (unaudited)
(In thousands, except share data)
	Common Stock		Paid in Capital in Excess of Par	Undistributed (Over Distribution) of Net Investment Income	Net Unrealized Appreciation (Depreciation) on Investments and Secured Borrowings	Net Realized Gain (Loss) on Investments	Total Net Assets
	Shares	Par Amount
Balance at September 30, 2016	55,059,067	$55	$855,998	$18,832	$13,104	$(9,164)	$878,825
Net increase in net assets resulting from operations	—	—	—	16,953	1,124	907	18,984
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	177,970	—	3,145	—	—	—	3,145
Distributions from net investment income	—	—	—	(30,265)	—	—	(30,265)
Distributions from net realized gain	—	—	—	—	—	(1,119)	(1,119)
Total increase (decrease) for the period ended December 31, 2016	177,970	—	3,145	(13,312)	1,124	(212)	(9,255)
Balance at December 31, 2016	55,237,037	$55	$859,143	$5,520	$14,228	$(9,376)	$869,570
Balance at September 30, 2017	59,577,293	$60	$939,307	$1,954	$16,444	$181	$957,946
Net increase in net assets resulting from operations	—	—	—	18,511	2,323	481	21,315
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	163,955	—	2,872	—	—	—	2,872
Distributions from net investment income	—	—	—	(20,852)	—	—	(20,852)
Distributions from net realized gain	—	—	—	—	—	(2,979)	(2,979)
Total increase (decrease) for the period ended December 31, 2017	163,955	—	2,872	(2,341)	2,323	(2,498)	356
Balance at December 31, 2017	59,741,248	$60	$942,179	$(387)	$18,767	$(2,317)	$958,302

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
(In thousands)
	Three months ended December 31,
	2017	2016
Cash flows from operating activities
Net increase in net assets resulting from operations	$21,315	$18,984
Adjustments to reconcile net increase in net assets resulting from operations to net cash (used in) provided by operating activities
Amortization of deferred debt issuance costs	794	849
Accretion of discounts and amortization of premiums	(2,709)	(1,807)
Net realized (gain) loss on investments	(481)	(907)
Net change in unrealized (appreciation) depreciation on investments	(2,323)	(1,124)
Proceeds from (fundings of) revolving loans, net	3,498	(2,518)
Fundings of investments	(137,941)	(122,736)
Proceeds from principal payments and sales of portfolio investments	101,876	93,949
PIK interest	(277)	(547)
Changes in operating assets and liabilities:
Interest receivable	(265)	274
Other assets	43	24
Interest payable	2,332	2,708
Management and incentive fees payable	2,291	(951)
Payable for investments purchased	550	—
Accounts payable and accrued expenses	(339)	(86)
Accrued trustee fees	2	4
Net cash (used in) provided by operating activities	(11,634)	(13,884)
Cash flows from financing activities
Borrowings on debt	98,600	136,250
Repayments of debt	(51,400)	(111,450)
Capitalized debt issuance costs	(35)	(479)
Repayments on secured borrowings	—	(13)
Distributions paid	(20,959)	(28,239)
Net cash provided by (used in) financing activities	26,206	(3,931)
Net change in cash, cash equivalents and restricted cash and cash equivalents	14,572	(17,815)
Cash, cash equivalents and restricted cash and cash equivalents, beginning of period	62,558	89,540
Cash, cash equivalents and restricted cash and cash equivalents, end of period	$77,130	$71,725
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$4,587	$4,045
Distributions declared during the period	23,831	31,384
Supplemental disclosure of noncash operating activity:
Funding of LLC equity interests in SLF	$—	$(78,689)
Proceeds from subordinated notes in SLF principal payment	—	78,689
Supplemental disclosure of noncash financing activity:
Proceeds from issuance of Class A-Refi 2010 Notes	$—	$205,000
Redemptions of Class A and Class B 2010 Notes	—	(205,000)
See Notes to Consolidated Financial Statements.

The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported within the Consolidated Statements of Financial Condition that sum to the total of the same such amounts in the Consolidated Statements of Cash Flows:
	December 31,
	2017	2016
Cash and cash equivalents	$5,750	$5,709
Restricted cash and cash equivalents	71,380	66,016
Total cash, cash equivalents and restricted cash and cash equivalents shown in the Consolidated Statements of Cash Flows	$77,130	$71,725

See Note 2. Significant Accounting Policies and Recent Accounting Updates for a description of restricted cash and cash equivalents.
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited)
December 31, 2017
(In thousands)
	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Investments
Non-controlled/non-affiliate company investments
Debt investments
Aerospace and Defense
NTS Technical Systems*^#	One stop	L + 6.25%(a)	7.61%	06/2021	$21,773	$21,505	2.3%	$21,773
NTS Technical Systems(5)	One stop	L + 6.25%	N/A(6)	06/2021	—	(67)	—	—
NTS Technical Systems(5)	One stop	L + 6.25%	N/A(6)	06/2021	—	(112)	—	—
Tresys Technology Holdings, Inc.(7)	One stop	L + 6.75%(a)	8.32%	12/2018	3,899	3,845	0.1	1,170
Tresys Technology Holdings, Inc.(7)	One stop	L + 6.75%(a)	8.32%	12/2018	659	658	0.1	659
Tronair Parent, Inc.#	Senior loan	L + 4.75%(c)	6.16%	09/2023	369	366	—	366
Tronair Parent, Inc.	Senior loan	P + 3.50%(c)(e)	7.56%	09/2021	38	37	—	37
Whitcraft LLC*^#	One stop	L + 6.25%(c)	7.94%	04/2023	12,533	12,368	1.3	12,533
Whitcraft LLC	One stop	P + 5.25%(e)	9.75%	04/2023	10	9	—	10
Whitcraft LLC(5)	One stop	L + 6.25%	N/A(6)	04/2023	—	(5)	—	—
					39,281	38,604	3.8	36,548
Automobile
Dent Wizard International Corporation*	Senior loan	L + 4.75%(a)	6.31%	04/2020	4,511	4,490	0.5	4,511
Grease Monkey International, LLC*^	Senior loan	L + 5.00%(a)	6.36%	11/2022	4,900	4,841	0.5	4,850
Grease Monkey International, LLC	Senior loan	P + 4.00%(e)	8.50%	11/2022	7	6	—	7
Grease Monkey International, LLC(5)	Senior loan	L + 5.00%	N/A(6)	11/2022	—	(1)	—	(2)
T5 Merger Corporation*^	One stop	L + 6.50%(a)	7.86%	03/2022	4,370	4,305	0.5	4,370
T5 Merger Corporation*	One stop	L + 6.50%(a)	7.86%	03/2022	190	188	—	190
T5 Merger Corporation*	One stop	L + 6.50%(a)	7.86%	03/2022	60	59	—	60
T5 Merger Corporation	One stop	L + 6.50%(a)	7.99%	03/2022	48	46	—	48
					14,086	13,934	1.5	14,034
Banking
HedgeServ Holding L.P.*#	One stop	L + 8.00%(a)	7.50% cash/ 2.00% PIK	02/2019	17,270	17,242	1.8	17,270
HedgeServ Holding L.P.(5)	One stop	L + 8.00%	N/A(6)	02/2019	—	(2)	—	—
					17,270	17,240	1.8	17,270
Beverage, Food and Tobacco
Abita Brewing Co., L.L.C.	One stop	L + 5.75%(a)	7.32%	04/2021	7,645	7,546	0.8	7,645
Abita Brewing Co., L.L.C.(5)	One stop	L + 5.75%	N/A(6)	04/2021	—	(1)	—	—
ABP Corporation(5)	Senior loan	L + 4.75%	N/A(6)	12/2018	—	(1)	—	—
Benihana, Inc.*^	One stop	L + 7.00%(c)(e)	8.59%	01/2019	16,058	15,935	1.7	16,058
Benihana, Inc.	One stop	L + 7.00%(a)(c)(e)	9.25%	07/2018	1,726	1,717	0.2	1,726
C. J. Foods, Inc.*^	One stop	L + 6.25%(a)	7.82%	05/2019	5,191	5,157	0.5	5,191
C. J. Foods, Inc.	One stop	L + 6.25%(a)	7.82%	05/2019	654	650	0.1	654
C. J. Foods, Inc.	One stop	L + 6.25%(a)	7.82%	05/2019	129	126	—	129
Cafe Rio Holding, Inc.*^	One stop	L + 5.75%(c)	7.44%	09/2023	10,449	10,276	1.1	10,449
Cafe Rio Holding, Inc.	One stop	P + 4.75%(e)	9.25%	09/2023	30	28	—	30
Cafe Rio Holding, Inc.(5)	One stop	L + 5.75%	N/A(6)	09/2023	—	(5)	—	—
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.42%	05/2018	1,057	1,054	0.1	1,057
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.42%	05/2018	298	297	—	298
Firebirds International, LLC^	One stop	L + 5.75%(c)	7.42%	12/2018	96	95	—	96
Firebirds International, LLC	One stop	L + 5.75%	N/A(6)	05/2018	—	—	—	—
Firebirds International, LLC	One stop	L + 5.75%	N/A(6)	12/2018	—	—	—	—
Flavor Producers, LLC#	Senior loan	L + 4.75%(c)	6.32%	12/2023	2,172	2,139	0.2	2,139
Flavor Producers, LLC(5)	Senior loan	L + 4.75%	N/A(6)	12/2022	—	(1)	—	(1)
FWR Holding Corporation^	One stop	L + 6.00%(d)	7.66%	08/2023	5,299	5,224	0.6	5,299
FWR Holding Corporation	One stop	L + 6.00%(c)	7.60%	08/2023	27	24	—	27
FWR Holding Corporation	One stop	L + 6.00%(a)	7.57%	08/2023	8	7	—	8
Global Franchise Group, LLC*	Senior loan	L + 5.75%(c)	7.44%	12/2019	3,522	3,491	0.4	3,522
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Beverage, Food and Tobacco – (continued)
Global Franchise Group, LLC	Senior loan	L + 5.75%	N/A(6)	12/2019	$—	$—	—%	$—
Global ID Corporation*#	One stop	L + 6.50%(c)	8.11%	11/2021	5,183	5,133	0.5	5,131
Global ID Corporation	One stop	L + 6.50%	N/A(6)	11/2021	—	—	—	—
Global ID Corporation(5)	One stop	L + 6.50%	N/A(6)	11/2021	—	(2)	—	(2)
Hopdoddy Holdings, LLC	One stop	L + 8.00%(c)	9.48%	08/2020	651	644	0.1	651
Hopdoddy Holdings, LLC	One stop	L + 8.00%(c)	9.48%	08/2020	400	398	—	400
Hopdoddy Holdings, LLC	One stop	L + 8.00%(c)	9.48%	08/2020	3	2	0.1	3
Julio & Sons Company	One stop	L + 5.50%	N/A(6)	12/2018	—	—	—	—
Mid-America Pet Food, L.L.C.^	One stop	L + 5.50%(c)	7.19%	12/2021	5,626	5,559	0.6	5,626
Mid-America Pet Food, L.L.C.(5)	One stop	L + 5.50%	N/A(6)	12/2021	—	(1)	—	—
NBC Intermediate, LLC#	Senior loan	L + 4.50%(a)	6.07%	09/2023	2,169	2,148	0.2	2,169
NBC Intermediate, LLC	Senior loan	L + 4.50%	N/A(6)	09/2023	—	—	—	—
Purfoods, LLC	One stop	L + 6.25%(c)	7.73%	05/2021	8,539	8,397	0.9	8,539
Purfoods, LLC	One stop	N/A	7.00% PIK	05/2026	109	109	—	113
Purfoods, LLC	One stop	L + 6.25%(a)	7.73%	05/2021	60	59	—	60
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	24	24	—	24
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	15	15	—	15
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	15	15	—	15
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	14	14	—	14
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	11	11	—	11
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	11	11	—	11
Purfoods, LLC	One stop	L + 6.25%(c)	7.94%	05/2021	10	10	—	10
Restaurant Holding Company, LLC#	Senior loan	L + 7.75%(a)	9.32%	02/2019	4,216	4,204	0.4	4,132
Rubio’s Restaurants, Inc.*^	Senior loan	L + 4.75%(c)	6.44%	11/2018	8,805	8,778	0.9	8,805
Smashburger Finance LLC	Senior loan	L + 5.50%(c)	7.19%	05/2018	78	78	—	74
Smashburger Finance LLC	Senior loan	L + 5.50%	N/A(6)	05/2018	—	—	—	—
Surfside Coffee Company LLC#	One stop	L + 5.25%(c)	6.94%	06/2020	4,413	4,391	0.5	4,413
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.93%	06/2020	334	332	—	334
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.81%	06/2020	30	30	—	30
Tate’s Bake Shop, Inc.^	One stop	L + 6.25%(c)	7.94%	08/2019	4,313	4,256	0.4	4,281
Uinta Brewing Company^	One stop	L + 8.50%(a)	10.07%	08/2019	3,734	3,722	0.4	3,734
Uinta Brewing Company	One stop	L + 8.50%(a)	10.07%	08/2019	539	536	0.1	539
					103,663	102,631	10.8	103,459
Broadcasting and Entertainment
TouchTunes Interactive Networks, Inc.^	Senior loan	L + 4.75%(a)	6.32%	05/2021	1,458	1,454	0.2	1,470
Building and Real Estate
Brooks Equipment Company, LLC*^	One stop	L + 5.00%(c)	6.48%	08/2020	21,470	21,329	2.3	21,470
Brooks Equipment Company, LLC*	One stop	L + 5.00%(b)(c)	6.49%	08/2020	5,268	5,238	0.6	5,268
Brooks Equipment Company, LLC(5)	One stop	L + 5.00%	N/A(6)	08/2020	—	(9)	—	—
Jensen Hughes, Inc.#	Senior loan	L + 5.00%(a)	6.57%	12/2021	153	152	—	153
MRI Software LLC^	One stop	L + 6.25%(c)	7.95%	06/2023	23,863	23,281	2.5	23,863
MRI Software LLC#	One stop	L + 6.25%(c)	7.95%	06/2023	13,848	13,716	1.4	13,848
MRI Software LLC^	One stop	L + 6.25%(c)	7.95%	06/2023	360	356	—	360
MRI Software LLC	One stop	L + 6.25%(c)	7.83%	06/2023	166	164	—	166
MRI Software LLC(5)	One stop	L + 6.00%	N/A(6)	06/2023	—	(3)	—	—
MRI Software LLC(5)	One stop	L + 6.00%	N/A(6)	06/2023	—	(7)	—	—
					65,128	64,217	6.8	65,128
Chemicals, Plastics and Rubber
Flexan, LLC*	One stop	L + 5.75%(c)	7.44%	02/2020	2,327	2,312	0.2	2,327
Flexan, LLC	One stop	P + 4.50%(e)	9.00%	02/2020	10	10	—	10
					2,337	2,322	0.2	2,337

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Diversified/Conglomerate Manufacturing
Chase Industries, Inc.*^#	One stop	L + 5.75%(c)	7.09%	09/2020	$31,292	$31,102	3.3%	$31,292
Chase Industries, Inc.#	One stop	L + 5.75%(c)	7.09%	09/2020	4,759	4,737	0.5	4,759
Chase Industries, Inc.	One stop	L + 5.75%(a)	7.16%	09/2020	755	745	0.1	755
Inventus Power, Inc.*^	One stop	L + 6.50%(a)	8.07%	04/2020	8,128	8,090	0.7	6,909
Inventus Power, Inc.	One stop	L + 6.50%(a)	8.07%	04/2020	251	248	—	172
Onicon Incorporated*^#	One stop	L + 6.00%(c)	7.69%	04/2020	12,794	12,708	1.3	12,794
Onicon Incorporated(5)	One stop	L + 6.00%	N/A(6)	04/2020	—	(4)	—	—
PetroChoice Holdings, Inc.^	Senior loan	L + 5.00%(b)	6.42%	08/2022	1,746	1,707	0.2	1,746
Plex Systems, Inc.*^	One stop	L + 7.50%(d)	8.96%	06/2020	18,797	18,555	2.0	18,797
Plex Systems, Inc.(5)	One stop	L + 7.50%	N/A(6)	06/2020	—	(20)	—	—
Reladyne, Inc.*^#	Senior loan	L + 5.00%(a)	6.36%	07/2022	17,007	16,781	1.8	17,007
Reladyne, Inc.(5)	Senior loan	L + 5.00%	N/A(6)	07/2022	—	(2)	—	—
Reladyne, Inc.(5)	Senior loan	L + 5.00%	N/A(6)	07/2022	—	(5)	—	—
Sunless Merger Sub, Inc.#	Senior loan	L + 5.00%(a)(e)	6.59%	07/2019	1,442	1,447	0.1	1,442
Sunless Merger Sub, Inc.	Senior loan	P + 3.75%(e)	8.25%	07/2019	374	374	—	374
					97,345	96,463	10.0	96,047
Diversified/Conglomerate Service
Accela, Inc.#	One stop	L + 6.25%(c)	7.94%	09/2023	5,827	5,743	0.6	5,827
Accela, Inc.	One stop	P + 5.25%(e)	9.75%	09/2023	23	22	—	23
Agility Recovery Solutions Inc.*^	One stop	L + 6.50%(c)	7.88%	03/2020	13,924	13,833	1.4	13,924
Agility Recovery Solutions Inc.(5)	One stop	L + 6.50%	N/A(6)	03/2020	—	(4)	—	—
Anaqua, Inc.#	One stop	L + 6.50%(c)	7.86%	07/2022	7,001	6,905	0.7	7,001
Anaqua, Inc.(5)	One stop	L + 6.50%	N/A(6)	07/2022	—	(1)	—	—
Bomgar Corporation^	One stop	L + 7.50%(c)	9.19%	06/2022	4,827	4,754	0.5	4,827
Bomgar Corporation(5)	One stop	L + 7.50%	N/A(6)	06/2022	—	(1)	—	—
Clearwater Analytics, LLC*^	One stop	L + 7.50%(a)	9.07%	09/2022	9,494	9,359	1.0	9,494
Clearwater Analytics, LLC	One stop	L + 7.50%(a)	9.00%	09/2022	9	8	—	9
Datto, Inc.	One Stop	L + 8.00%(a)	9.41%	12/2022	$11,155	$10,936	1.1%	$10,933
Datto, Inc.(5)	One stop	L + 8.00%	N/A(6)	12/2022	—	(1)	—	(1)
Daxko Acquisition Corporation*^	One stop	L + 6.50%(c)	8.19%	09/2022	9,045	8,935	0.9	9,045
Daxko Acquisition Corporation	One stop	L + 6.50%	N/A(6)	09/2022	—	—	—	—
EGD Security Systems, LLC	One stop	L + 6.25%(c)	7.81%	06/2022	11,114	10,928	1.2	11,114
EGD Security Systems, LLC^	One stop	L + 6.25%(c)	7.73%	06/2022	98	97	—	98
EGD Security Systems, LLC	One stop	L + 6.25%(c)	7.81%	06/2022	50	49	—	50
EGD Security Systems, LLC	One stop	L + 6.25%	N/A(6)	06/2022	—	—	—	—
HealthcareSource HR, Inc.*	One stop	L + 6.75%(c)	8.44%	05/2020	23,570	23,297	2.4	23,570
HealthcareSource HR, Inc.(5)	One stop	L + 6.75%	N/A(6)	05/2020	—	(1)	—	—
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	3,116	3,075	0.3	3,116
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	2,611	2,493	0.3	2,611
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	734	728	0.1	734
III US Holdings, LLC(5)	One stop	L + 6.50%	N/A(6)	09/2022	—	(1)	—	—
Imprivata, Inc.#	Senior loan	L + 4.50%(c)	5.86%	10/2023	13,144	12,985	1.3	13,012
Imprivata, Inc.(5)	Senior loan	L + 4.50%	N/A(6)	10/2023	—	(2)	—	(2)
Integration Appliance, Inc.*^	One stop	L + 8.25%(c)	9.73%	09/2020	16,123	16,029	1.7	16,123
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.73%	09/2020	7,914	7,815	0.8	7,914
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.73%	09/2020	5,396	5,335	0.6	5,396
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.73%	09/2020	2,484	2,464	0.3	2,484
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.73%	09/2020	924	918	0.1	924
Integration Appliance, Inc.*	One stop	L + 8.25%(c)	9.73%	09/2020	719	712	0.1	719
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Diversified/Conglomerate Service – (continued)
JAMF Holdings, Inc.	One stop	L + 8.00%(c)	9.41%	11/2022	$4,550	$4,461	0.5%	$4,504
JAMF Holdings, Inc.(5)	One stop	L + 8.00%	N/A(6)	11/2022	—	(1)	—	(1)
Maverick Bidco Inc.*#	One stop	L + 6.25%(c)	7.94%	04/2023	17,600	17,283	1.8	17,600
Maverick Bidco Inc.	One stop	L + 6.25%(a)	7.71%	04/2023	27	25	—	27
Maverick Bidco Inc.(5)	One stop	L + 6.25%	N/A(6)	04/2023	—	(2)	—	—
MMan Acquisition Co.#	One stop	L + 6.00%(c)	7.69%	08/2023	9,800	9,662	1.0	9,800
MMan Acquisition Co.	One stop	L + 6.00%(c)	7.69%	08/2023	26	25	—	26
Net Health Acquisition Corp.#	One stop	L + 5.50%(b)	7.06%	12/2023	3,886	3,847	0.4	3,847
Net Health Acquisition Corp.(5)	One stop	L + 5.50%	N/A(6)	12/2023	—	(1)	—	(1)
Netsmart Technologies, Inc.#	Senior loan	L + 4.50%(c)	6.19%	04/2023	1,750	1,737	0.2	1,772
Netsmart Technologies, Inc.(5)	Senior loan	L + 4.75%	N/A(6)	04/2023	—	(8)	—	—
Nexus Brands Group, Inc.#	One stop	L + 6.00%(c)	7.57%	11/2023	5,779	5,708	0.6	5,721
Nexus Brands Group, Inc.	One stop	L + 6.00%(a)	7.53%	11/2023	2	1	—	1
Nexus Brands Group, Inc.(5)	One stop	L + 6.00%	N/A(6)	11/2023	—	(2)	—	(3)
Saba Software, Inc.#	One stop	L + 5.50%(b)	7.12%	05/2023	20,246	19,931	2.1	20,246
Saba Software, Inc.(5)	One stop	L + 5.50%	N/A(6)	05/2023	—	(2)	—	—
Saldon Holdings, Inc.*	Senior loan	L + 4.50%(c)	5.98%	09/2022	775	766	0.1	775
Secure-24, LLC*^	One stop	L + 5.00%(a)	6.57%	08/2019	21,599	21,448	2.2	21,599
Secure-24, LLC(5)	One stop	L + 5.00%	N/A(6)	08/2019	—	(4)	—	—
Severin Acquisition, LLC^	Senior loan	L + 5.37%(a)	6.94%	07/2021	881	872	0.1	894
Severin Acquisition, LLC^	Senior loan	L + 5.00%(a)	6.57%	07/2021	784	776	0.1	787
Severin Acquisition, LLC^	Senior loan	L + 5.37%(a)	6.94%	07/2021	600	593	0.1	609
Severin Acquisition, LLC^	Senior loan	L + 4.87%(a)	6.44%	07/2021	193	191	—	193
Switchfly, Inc.	One stop	L + 10.00%(c)	9.85% cash/ 1.50% PIK	04/2020	2,407	2,315	0.3	2,407
Switchfly, Inc.	One stop	L + 10.00%	N/A(6)	04/2020	—	—	—	—
Telesoft, LLC#	One stop	L + 5.50%(c)	6.84%	07/2022	4,192	4,154	0.4	4,192
Telesoft, LLC(5)	One stop	L + 5.50%	N/A(6)	07/2022	—	(1)	—	—
Transaction Data Systems, Inc.*	Senior loan	L + 5.25%(c)	6.94%	06/2021	740	730	0.1	740
Trintech, Inc. *^#	One stop	L + 6.50%(a)	7.89%	12/2023	10,930	10,793	1.1	10,821
Trintech, Inc. ^	One stop	L + 6.50%(a)	8.07%	12/2023	3,429	3,386	0.4	3,395
Trintech, Inc.	One stop	L + 6.50%(a)	8.07%	12/2023	30	28	—	29
True Commerce, Inc.#	One stop	L + 5.75%(c)	7.16%	11/2023	5,652	5,583	0.6	5,596
True Commerce, Inc.(5)	One stop	L + 5.75%	N/A(6)	11/2023	—	(1)	—	(1)
Valant Medical Solutions, Inc.	One stop	L + 11.00%(a)	10.18% cash/ 2.25% PIK	10/2020	814	741	0.1	732
Valant Medical Solutions, Inc.	One stop	L + 11.00%	N/A(6)	10/2020	—	—	—	—
Velocity Technology Solutions, Inc.#	One stop	L + 6.00%(c)	7.52%	12/2023	8,290	8,146	0.9	8,207
Velocity Technology Solutions, Inc.(5)	One stop	L + 6.00%	N/A(6)	12/2023	—	(1)	—	(1)
Vendavo, Inc.	One stop	L + 8.50%(c)	9.85%	10/2019	17,982	17,826	1.9	17,982
Vendavo, Inc.(5)	One stop	L + 8.50%	N/A(6)	10/2019	—	(6)	—	—
Vendor Credentialing Service LLC^	One stop	L + 6.00%(a)	7.57%	11/2021	12,209	12,000	1.3	12,209
Vendor Credentialing Service LLC(5)	One stop	L + 6.00%	N/A(6)	11/2021	—	(1)	—	—
Verisys Corporation*	One stop	L + 6.75%(c)	8.44%	01/2023	3,916	3,866	0.4	3,916
Verisys Corporation(5)	One stop	L + 6.75%	N/A(6)	01/2023	—	(1)	—	—
Workforce Software, LLC^	One stop	L + 10.50%(c)	4.85% cash/ 7.00% PIK	06/2021	5,438	5,413	0.6	5,438
Workforce Software, LLC	One stop	L + 10.50%(c)	4.85% cash/ 7.00% PIK	06/2021	51	51	—	51
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Diversified/Conglomerate Service – (continued)
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 9.25%(a)	10.03% cash/ 0.75% PIK	08/2021	$4,883	$4,817	0.5%	$4,883
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 9.25%(a)	10.03% cash/ 0.75% PIK	08/2021	20	20	—	20
					318,783	314,573	33.2	317,957
Ecological
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.57%	09/2022	15,307	14,974	1.6	15,307
Pace Analytical Services, LLC^	One stop	L + 6.00%(a)	7.57%	09/2022	1,423	1,404	0.2	1,423
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.57%	09/2022	348	343	—	348
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.48%	09/2022	44	39	—	44
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.57%	09/2022	25	24	—	25
WRE Holding Corp.#	Senior loan	L + 4.75%(a)	6.32%	01/2023	1,016	1,006	0.1	1,016
WRE Holding Corp.	Senior loan	L + 4.75%(a)	6.32%	01/2023	9	9	—	9
WRE Holding Corp.	Senior loan	L + 4.75%(c)	6.31%	01/2023	7	6	—	7
WRE Holding Corp.	Senior loan	L + 4.75%	N/A(6)	01/2023	—	—	—	—
					18,179	17,805	1.9	18,179
Electronics
Appriss Holdings, Inc.*^#	One stop	L + 6.00%(c)	7.69%	11/2020	22,379	22,147	2.3	22,156
Appriss Holdings, Inc.(5)	One stop	L + 6.00%	N/A(6)	11/2020	—	(28)	—	(29)
Compusearch Software Holdings, Inc.^	Senior loan	L + 4.50%(c)	6.07%	05/2021	1,731	1,728	0.2	1,731
Diligent Corporation#	One stop	L + 6.25%(c)	7.94%	04/2022	4,916	4,852	0.5	4,916
Diligent Corporation*	One stop	L + 6.25%(c)	7.94%	04/2022	4,826	4,728	0.5	4,827
Diligent Corporation*^	One Stop	L + 6.25%(c)	7.94%	04/2022	2,641	2,605	0.3	2,641
Diligent Corporation(5)	One stop	L + 6.25%	N/A(6)	04/2022	—	(2)	—	—
Gamma Technologies, LLC^	One stop	L + 4.75%(a)	6.32%	06/2021	7,536	7,492	0.8	7,536
Gamma Technologies, LLC(5)	One stop	L + 5.00%	N/A(6)	06/2021	—	(1)	—	—
LD Intermediate Holdings, Inc.*^	Senior loan	L + 5.87%(c)	7.27%	12/2022	2,524	2,356	0.2	2,266
Park Place Technologies LLC*^	Senior loan	L + 5.00%(c)	6.69%	06/2022	15,741	15,585	1.6	15,741
Park Place Technologies LLC(5)	Senior loan	L + 5.00%	N/A(6)	06/2022	—	(2)	—	—
Sloan Company, Inc., The#	One stop	L + 7.25%(c)	8.94%	04/2020	7,418	7,352	0.7	6,491
Sloan Company, Inc., The	One stop	L + 7.25%(c)	8.70%	04/2020	37	37	—	31
Sovos Compliance*^	One stop	L + 6.00%(a)	7.57%	03/2022	9,305	9,171	1.0	9,305
Sovos Compliance(5)	One stop	L + 6.00%	N/A(6)	03/2022	—	(2)	—	—
Sovos Compliance Formerly Taxware, LLC^	One stop	L + 6.00%(a)	7.57%	03/2022	1,565	1,544	0.1	1,565
Sovos Compliance Formerly Taxware, LLC	One stop	L + 6.00%	N/A(6)	03/2022	—	—	—	—
Watchfire Enterprises, Inc.	Second lien	L + 8.00%(c)	9.69%	10/2021	9,435	9,314	1.0	9,435
					90,054	88,876	9.2	88,612
Grocery
MyWebGrocer, Inc.*	One stop	L + 5.00%(d)	6.57%	09/2018	14,271	14,131	1.5	14,271
Healthcare, Education and Childcare
Active Day, Inc.	One stop	L + 6.00%(a)	7.57%	12/2021	13,367	13,126	1.4	13,367
Active Day, Inc.^	One stop	L + 6.00%(a)	7.57%	12/2021	1,031	1,019	0.1	1,031
Active Day, Inc.	One stop	L + 6.00%(a)	7.57%	12/2021	665	659	0.1	665
Active Day, Inc.	One stop	L + 6.00%(a)	7.57%	12/2021	459	454	0.1	459
Active Day, Inc.(5)	One stop	L + 6.00%	N/A(6)	12/2021	—	(1)	—	—
Active Day, Inc.(5)	One stop	L + 6.00%	N/A(6)	12/2021	—	(3)	—	—
Acuity Eyecare Holdings, LLC	One stop	L + 6.75%(b)	8.28%	03/2022	3,605	3,529	0.4	3,605
Acuity Eyecare Holdings, LLC	One stop	L + 6.75%(b)	8.37%	03/2022	38	36	—	38
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Healthcare, Education and Childcare – (continued)
Acuity Eyecare Holdings, LLC	One stop	P + 5.75%(e)	10.25%	03/2022	$8	$7	—%	$8
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	7.44%	05/2022	21,227	20,712	2.2	20,802
ADCS Clinics Intermediate Holdings, LLC*	One stop	L + 5.75%(c)	7.44%	05/2022	108	106	—	106
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	7.44%	05/2022	83	80	—	79
ADCS Clinics Intermediate Holdings, LLC*	One stop	L + 5.75%(c)	7.44%	05/2022	32	31	—	31
ADCS Clinics Intermediate Holdings, LLC(5)	One stop	L + 5.75%	N/A(6)	05/2022	—	(2)	—	(2)
Agilitas USA, Inc.#	One stop	L + 6.00%(c)	7.34%	04/2022	8,418	8,345	0.9	8,249
Agilitas USA, Inc.	One stop	L + 6.00%(c)	7.34%	04/2022	10	9	—	8
Agilitas USA, Inc.(5)	One stop	L + 6.00%	N/A(6)	04/2022	—	(1)	—	—
Aris Teleradiology Company, LLC*	Senior loan	L + 5.50%(c)	7.19%	03/2021	2,693	2,674	0.2	2,316
Aris Teleradiology Company, LLC	Senior loan	L + 5.50%(c)	6.88%	03/2021	25	25	—	22
Avalign Technologies, Inc.^	Senior loan	L + 4.50%(a)	6.07%	07/2021	1,425	1,421	0.1	1,425
BIORECLAMATIONIVT, LLC*^#	One stop	L + 5.75%(a)	7.32%	01/2021	15,724	15,559	1.7	15,724
BIORECLAMATIONIVT, LLC	One stop	P + 4.75%(e)	9.25%	01/2021	55	54	—	55
California Cryobank, LLC^	One stop	L + 5.50%(c)	7.19%	08/2019	1,461	1,456	0.2	1,461
California Cryobank, LLC^	One stop	L + 5.50%(c)	7.19%	08/2019	560	555	0.1	560
California Cryobank, LLC^	One stop	L + 5.50%(c)	7.19%	08/2019	187	187	—	187
California Cryobank, LLC(5)	One stop	L + 5.50%	N/A(6)	08/2019	—	(1)	—	—
CLP Healthcare Services, Inc.^	Senior loan	L + 5.25%(c)	6.94%	12/2020	3,914	3,889	0.4	3,836
Curo Health Services LLC#	Senior loan	L + 4.00%(c)	5.41%	02/2022	3,265	3,253	0.3	3,268
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.94%	07/2021	18,727	18,484	1.9	18,399
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.94%	07/2021	13,432	13,329	1.4	13,197
DCA Investment Holding, LLC#	One stop	L + 5.25%(c)	6.94%	07/2021	2,469	2,432	0.3	2,426
DCA Investment Holding, LLC	One stop	L + 5.25%(a)	6.80%	07/2021	153	150	—	149
DCA Investment Holding, LLC(5)	One stop	L + 5.25%	N/A(6)	07/2021	—	(11)	—	(24)
DCA Investment Holding, LLC(5)	One stop	L + 5.25%	N/A(6)	07/2021	—	(12)	—	(12)
Deca Dental Management LLC*^	One stop	L + 6.25%(c)	7.94%	07/2020	4,086	4,056	0.4	4,086
Deca Dental Management LLC	One stop	L + 6.25%(c)	7.80%	07/2020	497	493	0.1	497
Deca Dental Management LLC	One stop	L + 6.25%(a)	7.82%	07/2020	50	50	—	50
Deca Dental Management LLC(5)	One stop	L + 6.25%	N/A(6)	07/2020	—	(2)	—	—
Delta Educational Systems*(7)	Senior loan	P + 6.75%(e)	9.00% cash/ 2.00% PIK	12/2018	1,438	1,433	—	—
Delta Educational Systems(5)(7)	Senior loan	L + 6.00%	N/A(6)	12/2018	—	—	—	(4)
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.88%	02/2020	7,436	7,349	0.8	7,287
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.88%	02/2020	1,132	1,124	0.1	1,110
Dental Holdings Corporation	One stop	L + 5.50%(c)(e)	7.74%	02/2020	440	433	—	419
eSolutions, Inc.*^	One stop	L + 6.50%(a)	8.07%	03/2022	20,041	19,754	2.1	20,041
eSolutions, Inc.(5)	One stop	L + 6.50%	N/A(6)	03/2022	—	(1)	—	—
Excelligence Learning Corporation^	One stop	L + 6.00%(a)	7.57%	04/2023	4,842	4,799	0.5	4,842
Eyecare Services Partners Holdings LLC	One stop	L + 6.25%(c)	7.94%	05/2023	7,986	7,789	0.8	7,986
Eyecare Services Partners Holdings LLC	One stop	L + 6.25%(c)	7.73%	05/2023	461	453	0.1	461
Eyecare Services Partners Holdings LLC	One stop	P + 5.25%(e)	9.75%	05/2023	7	4	—	7
Eyecare Services Partners Holdings LLC(5)	One stop	L + 6.25%	N/A(6)	05/2023	—	(4)	—	—
G & H Wire Company, Inc.#	One stop	L + 5.50%(c)	7.19%	09/2023	5,628	5,561	0.6	5,628
G & H Wire Company, Inc.(5)	One stop	L + 5.50%	N/A(6)	09/2023	—	(1)	—	—
Immucor, Inc.#	Senior loan	L + 5.00%(a)	6.57%	06/2021	1,609	1,594	0.2	1,639
Joerns Healthcare, LLC*^	One stop	L + 6.00%(c)	7.48%	05/2020	3,497	3,466	0.3	3,259
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Healthcare, Education and Childcare – (continued)
Kareo, Inc.	One stop	L + 9.00%(b)	10.41%	06/2022	$4,518	$4,314	0.5%	$4,518
Kareo, Inc.	One stop	L + 9.00%	N/A(6)	06/2022	—	—	—	—
Katena Holdings, Inc.^	One stop	L + 6.75%(c)	8.44%	06/2021	8,589	8,516	0.9	8,589
Katena Holdings, Inc.^	One stop	L + 6.75%(c)	8.44%	06/2021	839	832	0.1	839
Katena Holdings, Inc.#	One stop	L + 6.75%(c)	8.44%	06/2021	572	564	0.1	572
Katena Holdings, Inc.	One stop	P + 5.75%(e)	10.25%	06/2021	89	88	—	89
Lombart Brothers, Inc.#	One stop	L + 6.75%(c)	8.44%	04/2022	3,621	3,544	0.4	3,621
Lombart Brothers, Inc.#(8)	One stop	L + 6.75%(c)	8.44%	04/2022	1,660	1,636	0.2	1,660
Lombart Brothers, Inc.(8)	One stop	L + 6.75%	N/A(6)	04/2022	—	—	—	—
Lombart Brothers, Inc.(5)	One stop	L + 6.75%	N/A(6)	04/2022	—	(1)	—	—
Maverick Healthcare Group, LLC*	Senior loan	L + 7.50%(a)	7.25% cash/ 2.00% PIK	12/2017	1,969	1,969	0.2	1,871
Maverick Healthcare Group, LLC	Senior loan	P + 6.50%(e)	5.50% cash/ 5.50% PIK	12/2017	84	84	—	84
MWD Management, LLC & MWD Services, Inc.#	One stop	L + 5.25%(c)	6.94%	06/2023	5,910	5,843	0.6	5,910
MWD Management, LLC & MWD Services, Inc.(5)	One stop	L + 5.25%	N/A(6)	06/2022	—	(1)	—	—
MWD Management, LLC & MWD Services, Inc.(5)	One stop	L + 5.25%	N/A(6)	06/2023	—	(2)	—	—
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.19%	05/2022	9,410	9,214	1.0	9,410
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.19%	05/2022	949	936	0.1	949
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.18%	05/2022	212	210	—	212
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.96%	05/2022	91	90	—	91
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.19%	05/2022	46	45	—	46
Oliver Street Dermatology Holdings, LLC*	One stop	L + 6.50%(c)	8.19%	05/2022	42	41	—	42
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.19%	05/2022	33	32	—	33
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.19%	05/2022	30	30	—	30
Oliver Street Dermatology Holdings, LLC(5)	One stop	L + 6.50%	N/A(6)	05/2022	—	(1)	—	—
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	8.09%	05/2022	38	37	—	38
ONsite Mammography, LLC	One stop	L + 6.75%(a)	8.32%	11/2023	3,087	3,019	0.3	3,056
ONsite Mammography, LLC(5)	One stop	L + 6.75%	N/A(6)	11/2023	—	(1)	—	(1)
ONsite Mammography, LLC(5)	One stop	L + 6.75%	N/A(6)	11/2023	—	(1)	—	(1)
Pinnacle Treatment Centers, Inc.	One stop	L + 6.25%(b)	7.87%	08/2021	9,955	9,757	1.0	9,955
Pinnacle Treatment Centers, Inc.	One stop	P + 5.00%(e)	9.50%	08/2021	30	29	—	30
Pinnacle Treatment Centers, Inc.(5)	One stop	L + 6.25%	N/A(6)	08/2021	—	(2)	—	—
PPT Management Holdings, LLC^	One stop	P + 5.00%(e)	9.50%	12/2022	10,197	10,006	1.0	9,993
PPT Management Holdings, LLC	One stop	P + 5.00%(e)	9.50%	12/2022	135	135	—	132
PPT Management Holdings, LLC	One stop	L + 6.00%(a)	7.57%	12/2022	100	96	—	96
PPT Management Holdings, LLC	One stop	P + 5.00%(e)	9.50%	12/2022	38	30	—	31
Premise Health Holding Corp.*^#	One stop	L + 4.50%(c)	6.19%	06/2020	14,775	14,721	1.5	14,775
Premise Health Holding Corp.(5)	One stop	L + 4.50%	N/A(6)	06/2020	—	(11)	—	—
Pyramid Healthcare, Inc.#	One stop	L + 6.50%(a)	8.07%	08/2019	518	511	0.1	518
Pyramid Healthcare, Inc.	One stop	L + 6.50%(a)	8.05%	08/2019	149	148	—	149
Pyramid Healthcare, Inc.	One stop	L + 6.50%(a)	8.07%	08/2019	45	44	—	45
Pyramid Healthcare, Inc.	One stop	P + 5.25%(e)	9.75%	08/2019	3	3	—	3
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Healthcare, Education and Childcare – (continued)
Radiology Partners, Inc.^#	One stop	L + 5.75%(c)(d)	7.59%	12/2023	$28,295	$28,185	2.9%	$28,012
Radiology Partners, Inc.	One stop	L + 5.75%(d)	7.59%	12/2023	507	497	0.1	499
Radiology Partners, Inc.(5)	One stop	L + 5.75%	N/A(6)	12/2023	—	(4)	—	(7)
Reliant Pro ReHab, LLC*	Senior loan	L + 5.00%(c)	6.69%	12/2018	2,454	2,451	0.3	2,454
Reliant Pro ReHab, LLC	Senior loan	P + 4.00%(e)	8.25%	12/2018	366	365	—	366
Riverchase MSO, LLC#	Senior loan	L + 5.25%(a)	6.82%	10/2022	4,968	4,907	0.5	4,968
Riverchase MSO, LLC	Senior loan	L + 5.25%(a)(c)	6.82%	10/2022	37	37	—	37
RXH Buyer Corporation*^	One stop	L + 5.75%(c)	7.44%	09/2021	17,215	17,002	1.8	17,215
RXH Buyer Corporation*	One stop	L + 5.75%(c)	7.44%	09/2021	1,948	1,925	0.2	1,948
RXH Buyer Corporation	One stop	L + 5.75%(c)(e)	8.22%	09/2021	70	68	—	70
SLMP, LLC#	One stop	L + 6.00%(a)	7.57%	05/2023	7,601	7,441	0.8	7,525
SLMP, LLC	One stop	L + 6.00%(a)	7.57%	05/2023	300	296	—	300
SLMP, LLC	One stop	N/A	7.50% PIK	05/2027	83	83	—	87
SLMP, LLC(5)	One stop	L + 6.00%	N/A(6)	05/2023	—	(1)	—	—
SLMP, LLC(5)	One stop	L + 6.00%	N/A(6)	05/2023	—	(1)	—	(1)
Spear Education, LLC^	One stop	L + 6.25%(c)	7.58%	08/2019	4,633	4,613	0.5	4,633
Spear Education, LLC	One stop	L + 6.25%(c)	7.58%	08/2019	75	74	—	75
Spear Education, LLC	One stop	L + 6.25%	N/A(6)	08/2019	—	—	—	—
Summit Behavioral Healthcare, LLC^#	Senior loan	L + 4.75%(b)	6.37%	10/2023	8,843	8,716	0.9	8,755
Summit Behavioral Healthcare, LLC	Senior loan	L + 4.75%(b)	6.37%	10/2023	30	28	—	29
Summit Behavioral Healthcare, LLC(5)	Senior loan	L + 4.75%	N/A(6)	10/2023	—	(3)	—	(2)
WHCG Management, LLC*	Senior loan	L + 4.75%(c)	6.44%	03/2023	2,388	2,362	0.2	2,388
WHCG Management, LLC(5)	Senior loan	L + 4.75%	N/A(6)	03/2023	—	(1)	—	—
WHCG Management, LLC(5)	Senior loan	L + 4.75%	N/A(6)	03/2023	—	(3)	—	—
WIRB-Copernicus Group, Inc.*^	Senior loan	L + 5.00%(c)	6.69%	08/2022	9,788	9,712	1.0	9,788
WIRB-Copernicus Group, Inc.	Senior loan	L + 5.00%	N/A(6)	08/2022	—	—	—	—
					339,626	335,153	35.0	335,267
Home and Office Furnishings, Housewares, and Durable Consumer
1A Smart Start LLC*	Senior loan	L + 4.50%(a)	6.19%	02/2022	551	550	0.1	552
CST Buyer Company^	One stop	L + 6.25%(c)	7.75%	03/2023	2,522	2,462	0.3	2,522
CST Buyer Company(5)	One stop	L + 6.25%	N/A(6)	03/2023	—	(1)	—	—
Plano Molding Company, LLC*^#	One stop	L + 7.50%(a)	8.99%	05/2021	13,131	12,992	1.1	11,161
					16,204	16,003	1.5	14,235
Hotels, Motels, Inns, and Gaming
Aimbridge Hospitality, LLC*^	One stop	L + 5.50%(a)	7.07%	06/2022	10,016	9,859	1.1	10,016
Aimbridge Hospitality, LLC	One stop	L + 5.50%(a)	7.07%	06/2022	16	15	—	16
Aimbridge Hospitality, LLC(5)	One stop	L + 5.50%	N/A(6)	06/2022	—	(1)	—	—
					10,032	9,873	1.1	10,032
Insurance
Captive Resources Midco, LLC*^#	One stop	L + 6.00%(a)	7.57%	12/2021	35,411	34,892	3.7	34,881
Captive Resources Midco, LLC(5)	One stop	L + 6.00%	N/A(6)	12/2021	—	(24)	—	(26)
Captive Resources Midco, LLC(5)	One stop	L + 6.00%	N/A(6)	12/2021	—	(28)	—	(28)
Internet Pipeline, Inc.	One stop	L + 7.25%(a)	8.82%	08/2022	4,847	4,748	0.5	4,926
Internet Pipeline, Inc.*	One stop	L + 6.25%(a)	7.74%	08/2022	2,093	2,074	0.2	2,048
Internet Pipeline, Inc.*	One stop	L + 6.25%(a)	7.74%	08/2022	792	785	0.1	775
Internet Pipeline, Inc.(5)	One stop	L + 7.25%	N/A(6)	08/2021	—	(1)	—	1
RSC Acquisition, Inc.#	Senior loan	L + 5.25%(c)	6.94%	11/2022	1,263	1,257	0.1	1,257
RSC Acquisition, Inc.(5)	Senior loan	L + 5.25%	N/A(6)	11/2022	—	(3)	—	(2)
					44,406	43,700	4.6	43,832

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Leisure, Amusement, Motion Pictures, Entertainment
NFD Operating, LLC#	One stop	L + 7.00%(a)	8.36%	06/2021	$2,319	$2,295	0.2%	$2,319
NFD Operating, LLC	One stop	L + 7.00%	N/A(6)	06/2021	—	—	—	—
NFD Operating, LLC(5)	One stop	L + 7.00%	N/A(6)	06/2021	—	(1)	—	—
PADI Holdco, Inc.*^#	One stop	L + 6.50%(c)	8.20%	04/2023	19,501	19,241	2.0	19,501
PADI Holdco, Inc.	One stop	L + 6.50%(c)	8.20%	04/2022	49	47	—	49
Self Esteem Brands, LLC*^#	Senior loan	L + 4.75%(a)	6.32%	02/2020	17,557	17,474	1.8	17,557
Self Esteem Brands, LLC(5)	Senior loan	L + 4.75%	N/A(6)	02/2020	—	(4)	—	—
Teaching Company, The	One stop	L + 7.00%(a)(c)	8.48%	08/2020	18,788	18,639	2.0	18,788
Teaching Company, The	One stop	L + 7.00%(a)(e)	8.55%	08/2020	80	79	—	80
Titan Fitness, LLC*	One stop	L + 6.50%(a)	7.86%	09/2019	13,053	12,965	1.4	13,053
Titan Fitness, LLC	One stop	L + 6.50%(a)	7.86%	09/2019	1,969	1,960	0.2	1,969
Titan Fitness, LLC*	One stop	L + 6.50%(a)	7.86%	09/2019	1,729	1,721	0.2	1,729
Titan Fitness, LLC	One stop	L + 6.50%(a)	7.86%	09/2019	932	919	0.1	932
Titan Fitness, LLC(5)	One stop	L + 6.50%	N/A(6)	09/2019	—	(8)	—	—
					75,977	75,327	7.9	75,977
Oil and Gas
Drilling Info, Inc.*^#	One stop	L + 6.25%(c)	7.94%	06/2020	9,983	9,901	1.0	9,883
Drilling Info, Inc.	One stop	L + 6.25%	N/A(6)	06/2020	—	—	—	—
					9,983	9,901	1.0	9,883
Personal and Non Durable Consumer Products (Mfg. Only)
Georgica Pine Clothiers, LLC	One stop	L + 5.50%(c)	7.19%	11/2021	5,664	5,591	0.6	5,664
Georgica Pine Clothiers, LLC^	One stop	L + 5.50%(c)	7.19%	11/2021	494	490	0.1	494
Georgica Pine Clothiers, LLC*	One stop	L + 5.50%(c)	7.19%	11/2021	346	344	0.1	346
Georgica Pine Clothiers, LLC	One stop	L + 5.50%(c)	7.19%	11/2021	48	47	—	48
IMPLUS Footwear, LLC	One stop	L + 6.75%(c)	8.44%	04/2021	10,280	10,148	1.1	10,280
IMPLUS Footwear, LLC	One stop	L + 6.75%(c)	8.35%	04/2021	1,810	1,787	0.2	1,810
Massage Envy, LLC*^#	One stop	L + 6.75%(b)(e)	8.37%	09/2020	35,102	34,810	3.7	35,102
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.18%	09/2020	99	99	—	99
Massage Envy, LLC	One stop	L + 6.75%(c)	8.44%	09/2020	105	96	—	105
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.24%	09/2020	40	40	—	40
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.25%	09/2020	35	35	—	35
Massage Envy, LLC	One stop	L + 6.75%(c)	8.11%	09/2020	19	19	—	19
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.35%	09/2020	15	15	—	15
Massage Envy, LLC	One stop	L + 6.75%	N/A(6)	09/2020	—	—	—	—
Orthotics Holdings, Inc.*#	One stop	L + 6.00%(a)	7.57%	02/2020	8,269	8,208	0.8	8,103
Orthotics Holdings, Inc.*#(8)	One stop	L + 6.00%(a)	7.57%	02/2020	1,356	1,346	0.1	1,328
Orthotics Holdings, Inc.(5)(8)	One stop	L + 6.00%	N/A(6)	02/2020	—	(1)	—	—
Orthotics Holdings, Inc.(5)	One stop	L + 6.00%	N/A(6)	02/2020	—	(9)	—	(4)
Team Technologies Acquisition Company^	Senior loan	L + 5.00%(c)(e)	6.37%	12/2018	4,276	4,273	0.4	4,266
Team Technologies Acquisition Company#	Senior loan	L + 5.50%(c)(e)	6.87%	12/2018	788	786	0.1	797
Team Technologies Acquisition Company(5)	Senior loan	L + 5.00%	N/A(6)	12/2018	—	(1)	—	(1)
					68,746	68,123	7.2	68,546
Personal, Food and Miscellaneous Services
Captain D’s, LLC*#	Senior loan	L + 4.50%(a)	5.98%	12/2023	6,521	6,423	0.7	6,456
Captain D’s, LLC	Senior loan	L + 4.50%(a)	6.03%	12/2023	44	43	—	44
Community Veterinary Partners, LLC	One stop	L + 5.50%(c)	7.19%	10/2021	257	252	—	257
Community Veterinary Partners, LLC	One stop	L + 5.50%(c)	7.19%	10/2021	100	98	—	100
PetVet Care Centers LLC*^#	One stop	L + 6.00%(c)	7.69%	06/2023	16,738	16,586	1.7	16,738
PetVet Care Centers LLC	One stop	L + 6.00%(c)	7.55%	06/2023	640	631	0.1	640
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Personal, Food and Miscellaneous Services – (continued)
PetVet Care Centers LLC	One stop	P + 5.00%(e)	9.50%	06/2023	$250	$248	—%	$250
Southern Veterinary Partners, LLC#	One stop	L + 5.50%(a)	7.07%	06/2020	3,890	3,866	0.4	3,890
Southern Veterinary Partners, LLC	One stop	L + 5.00%(a)	6.57%	06/2020	233	232	—	233
Southern Veterinary Partners, LLC	One stop	L + 5.50%(a)	7.07%	06/2020	67	67	—	67
Southern Veterinary Partners, LLC	One stop	L + 5.50%(a)	7.07%	06/2020	23	23	—	23
Southern Veterinary Partners, LLC(5)	One stop	L + 5.50%	N/A(6)	06/2020	—	(2)	—	—
Vetcor Professional Practices LLC*^#	One stop	L + 6.00%(c)	7.69%	04/2021	28,676	28,304	3.0	28,676
Vetcor Professional Practices LLC*	One stop	L + 6.00%(c)	7.69%	04/2021	954	947	0.1	954
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.69%	04/2021	945	933	0.1	945
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.69%	04/2021	859	848	0.1	859
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.69%	04/2021	743	743	0.1	743
Vetcor Professional Practices LLC^	One stop	L + 6.00%(c)	7.69%	04/2021	723	714	0.1	723
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.69%	04/2021	484	476	0.1	484
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.69%	04/2021	285	283	—	285
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.69%	04/2021	233	231	—	233
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.69%	04/2021	133	130	—	133
Vetcor Professional Practices LLC(5)	One stop	L + 6.00%	N/A(6)	04/2021	—	(12)	—	—
Veterinary Specialists of North America, LLC^	One stop	L + 5.50%(c)	6.88%	07/2021	7,387	7,320	0.8	7,387
Veterinary Specialists of North America, LLC	One stop	L + 5.50%(c)	6.93%	07/2021	418	416	—	418
Veterinary Specialists of North America, LLC	One stop	L + 5.50%(c)	6.95%	07/2021	162	161	—	162
Veterinary Specialists of North America, LLC#	One stop	L + 5.50%(c)	6.91%	07/2021	63	63	—	63
Veterinary Specialists of North America, LLC(5)	One stop	L + 5.50%	N/A(6)	07/2021	—	(2)	—	—
Veterinary Specialists of North America, LLC(5)	One stop	L + 5.50%	N/A(6)	07/2021	—	(4)	—	—
Veterinary Specialists of North America, LLC(5)	One stop	L + 5.50%	N/A(6)	07/2021	—	(10)	—	—
Wetzel’s Pretzels, LLC	One stop	L + 6.75%(a)	8.11%	09/2021	6,316	6,189	0.7	6,316
Wetzel’s Pretzels, LLC(5)	One stop	L + 6.75%	N/A(6)	09/2021	—	(1)	—	—
					77,144	76,196	8.0	77,079
Printing and Publishing
Brandmuscle, Inc.^	Senior loan	L + 5.00%(c)	6.69%	12/2021	623	618	0.1	627
Marketo, Inc.	One stop	L + 9.50%(c)	11.19%	08/2021	9,940	9,724	1.0	9,940
Marketo, Inc.(5)	One stop	L + 9.50%	N/A(6)	08/2021	—	(1)	—	—
					10,563	10,341	1.1	10,567
Retail Stores
Batteries Plus Holding Corporation	One stop	L + 6.75%(a)	8.32%	07/2022	12,024	11,790	1.3	12,024
Batteries Plus Holding Corporation(5)	One stop	L + 6.75%	N/A(6)	07/2022	—	(2)	—	—
CVS Holdings I, LP*^#	One stop	L + 6.25%(a)	7.82%	08/2021	22,002	21,736	2.3	22,002
CVS Holdings I, LP*	One stop	L + 6.25%(a)	7.82%	08/2021	317	312	—	317
CVS Holdings I, LP	One stop	L + 6.25%(a)	7.82%	08/2021	34	29	—	34
CVS Holdings I, LP(5)	One stop	L + 6.25%	N/A(6)	08/2020	—	(2)	—	—
Cycle Gear, Inc.^	One Stop	L + 6.50%(c)	7.84%	01/2020	10,401	10,307	1.1	10,401
Cycle Gear, Inc.	One stop	L + 6.50%(a)	7.86%	01/2020	607	603	0.1	607
Cycle Gear, Inc.	One stop	L + 6.50%(a)(c)(e)	7.95%	01/2020	526	515	0.1	526
DTLR, Inc.*^#	One stop	L + 6.50%(c)	7.87%	08/2022	22,903	22,586	2.4	22,904
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.94%	03/2020	6,924	6,846	0.7	6,939
Elite Sportswear, L.P.	Senior loan	L + 5.00%(c)	6.69%	03/2020	2,785	2,753	0.3	2,772
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.94%	03/2020	1,433	1,420	0.2	1,436
Elite Sportswear, L.P.*	Senior loan	L + 5.25%(c)	6.61%	03/2020	470	466	—	471
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Retail Stores – (continued)
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.94%	03/2020	$217	$215	—%	$218
Elite Sportswear, L.P.*	Senior loan	L + 5.25%(c)	6.61%	03/2020	208	206	—	208
Elite Sportswear, L.P.	One stop	L + 5.00%	N/A(6)	06/2018	—	—	—	—
Elite Sportswear, L.P.(5)	Senior loan	L + 5.00%	N/A(6)	03/2020	—	(5)	—	(4)
Feeders Supply Company, LLC	One stop	L + 5.75%(a)	7.32%	04/2021	4,982	4,907	0.5	4,982
Feeders Supply Company, LLC	Subordinated debt	N/A	12.50% cash/ 7.00% PIK	04/2021	60	60	—	60
Feeders Supply Company, LLC	One stop	L + 5.75%	N/A(6)	04/2021	—	—	—	—
Marshall Retail Group LLC, The^#	One stop	L + 6.00%(c)	7.34%	08/2020	12,023	11,957	1.3	12,023
Marshall Retail Group LLC, The(5)	One stop	L + 6.00%	N/A(6)	08/2019	—	(12)	—	—
Mills Fleet Farm Group LLC*^	One stop	L + 5.50%(a)	7.07%	02/2022	1,815	1,728	0.2	1,815
Paper Source, Inc.^#	One stop	L + 6.25%(c)	7.94%	09/2019	12,592	12,509	1.3	12,592
Paper Source, Inc.*	One stop	L + 6.25%(c)	7.94%	09/2019	1,673	1,660	0.2	1,673
Paper Source, Inc.(5)	One stop	L + 6.25%	N/A(6)	09/2019	—	(10)	—	—
Pet Holdings ULC*^(8)(9)	One stop	L + 5.50%(c)	6.84%	07/2022	14,591	14,370	1.5	14,591
Pet Holdings ULC(8)(9)	One stop	L + 5.50%(a)(c)	6.90%	07/2022	56	55	—	56
Pet Holdings ULC(8)(9)	One stop	P + 4.50%(e)	9.00%	07/2022	30	28	—	30
PetPeople Enterprises, LLC#	One stop	L + 6.00%(a)	7.57%	09/2023	3,137	3,100	0.3	3,137
PetPeople Enterprises, LLC	One stop	N/A	8.25% PIK	01/2019	155	155	—	155
PetPeople Enterprises, LLC	One stop	L + 6.00%	N/A(6)	09/2023	—	—	—	—
PetPeople Enterprises, LLC(5)	One stop	L + 6.00%	N/A(6)	09/2023	—	(1)	—	—
					131,965	130,281	13.8	131,969
Telecommunications
Arise Virtual Solutions, Inc.^	One stop	L + 6.00%(c)	7.69%	12/2018	1,154	1,150	0.1	1,154
Arise Virtual Solutions, Inc.	One stop	L + 6.00%	N/A(6)	12/2018	—	—	—	—
NetMotion Wireless Holdings, Inc.*^#	One stop	L + 6.75%(c)	8.44%	10/2021	7,092	6,993	0.8	7,092
NetMotion Wireless Holdings, Inc.(5)	One stop	L + 6.75%	N/A(6)	10/2021	—	(1)	—	—
					8,246	8,142	0.9	8,246
Textile and Leather
SHO Holding I Corporation*	Senior loan	L + 5.00%(b)	6.42%	10/2022	2,228	2,191	0.2	2,183
SHO Holding I Corporation	Senior loan	L + 4.00%(a)(b)	5.48%	10/2021	16	15	—	13
					2,244	2,206	0.2	2,196
Utilities
Arcos, LLC	One stop	L + 6.00%(c)	7.69%	02/2021	3,679	3,633	0.4	3,679
Arcos, LLC	One stop	L + 6.00%	N/A(6)	02/2021	—	—	—	—
Power Plan Holdings, Inc.*^	Senior loan	L + 5.25%(a)	6.82%	02/2022	6,434	6,351	0.7	6,434
PowerPlan Holdings, Inc.*	Senior loan	L + 5.25%(a)	6.82%	02/2022	5,645	5,595	0.6	5,645
PowerPlan Holdings, Inc.(5)	Senior loan	L + 5.25%	N/A(6)	02/2021	—	(5)	—	—
					15,758	15,574	1.7	15,758
Total non-controlled/non-affiliate company debt investments					$1,592,749	$1,573,070	164.9%	$1,578,899
Equity investments(10)(11)
Aerospace and Defense
NTS Technical Systems	Common stock	N/A	N/A	N/A	2	$1,506	0.1%	$625
NTS Technical Systems	Preferred stock B	N/A	N/A	N/A	—	256	—	286
NTS Technical Systems	Preferred stock A	N/A	N/A	N/A	—	128	—	157
Tresys Technology Holdings, Inc.	Common stock	N/A	N/A	N/A	295	295	—	—
Whitcraft LLC	Common stock	N/A	N/A	N/A	4	375	—	323
						2,560	0.1	1,391

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Automobile
Grease Monkey International, LLC	LLC units	N/A	N/A	N/A	354	$354	—%	$354
Polk Acquisition Corp.	LP interest	N/A	N/A	N/A	1	144	—	85
						498	—	439
Beverage, Food and Tobacco
Atkins Nutritionals, Inc	LLC interest	N/A	N/A	N/A	57	—	0.1	704
Benihana, Inc.	LLC units	N/A	N/A	N/A	43	699	0.1	453
C. J. Foods, Inc.	Preferred stock	N/A	N/A	N/A	—	75	—	322
Cafe Rio Holding, Inc.	Common stock	N/A	N/A	N/A	2	224	—	224
Hopdoddy Holdings, LLC	LLC units	N/A	N/A	N/A	27	130	—	113
Hopdoddy Holdings, LLC	LLC units	N/A	N/A	N/A	12	36	—	32
P&P Food Safety US Acquisition, Inc.	LLC interest	N/A	N/A	N/A	2	242	—	288
Purfoods, LLC	LLC interest	N/A	N/A	N/A	381	381	—	398
Rubio’s Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	2	945	0.2	1,789
Tate’s Bake Shop, Inc.	LP interest	N/A	N/A	N/A	462	219	0.1	561
Uinta Brewing Company	LP interest	N/A	N/A	N/A	462	462	—	—
						3,413	0.5	4,884
Buildings and Real Estate
Brooks Equipment Company, LLC	Common stock	N/A	N/A	N/A	10	1,021	0.2	1,678
Chemicals, Plastics and Rubber
Flexan, LLC	Preferred stock	N/A	N/A	N/A	—	90	—	110
Flexan, LLC	Common stock	N/A	N/A	N/A	1	—	—	13
						90	—	123
Diversified/Conglomerate Manufacturing
Chase Industries, Inc.	LLC units	N/A	N/A	N/A	1	1,186	0.2	2,317
Inventus Power, Inc.	Preferred stock	N/A	N/A	N/A	—	370	—	—
Inventus Power, Inc.	Common stock	N/A	N/A	N/A	—	—	—	—
Reladyne, Inc.	LP interest	N/A	N/A	N/A	—	249	0.1	416
Sunless Merger Sub, Inc.	LP interest	N/A	N/A	N/A	160	160	—	—
						1,965	0.3	2,733
Diversified/Conglomerate Service
Accela, Inc.	LLC units	N/A	N/A	N/A	296	296	—	296
Agility Recovery Solutions Inc.	Preferred stock	N/A	N/A	N/A	67	341	0.1	445
Bomgar Corporation	Common stock	N/A	N/A	N/A	—	108	—	123
Bomgar Corporation	Common stock	N/A	N/A	N/A	72	1	—	13
DISA Holdings Acquisition Subsidiary Corp.	Common stock	N/A	N/A	N/A	—	154	—	156
HealthcareSource HR, Inc.	LLC interest	N/A	N/A	N/A	—	348	0.1	352
Host Analytics, Inc.	Warrant	N/A	N/A	N/A	347	130	—	300
Maverick Bidco Inc.	LLC units	N/A	N/A	N/A	1	369	0.1	380
MMan Acquisition Co.	LP interest	N/A	N/A	N/A	263	263	—	263
Net Health Acquisition Corp.	LP interest	N/A	N/A	N/A	—	346	—	346
Nexus Brands Group, Inc.	LP interest	N/A	N/A	N/A	—	136	—	136
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	—	417	0.1	431
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	103	4	—	—
Secure-24, LLC	LLC units	N/A	N/A	N/A	263	148	0.1	875
Switchfly, Inc.	Warrant	N/A	N/A	N/A	60	86	—	130
Valant Medical Solutions, Inc.	Warrant	N/A	N/A	N/A	5	68	—	68
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Diversified/Conglomerate Service – (continued)
Vendavo, Inc.	Preferred stock	N/A	N/A	N/A	894	$894	0.1%	$802
Verisys Corporation	LLC interest	N/A	N/A	N/A	261	261	—	278
Vitalyst, LLC	Preferred stock A	N/A	N/A	N/A	—	61	—	59
Vitalyst, LLC	Common stock	N/A	N/A	N/A	1	7	—	—
Workforce Software, LLC	LLC units	N/A	N/A	N/A	308	308	—	366
Xmatters, Inc. and Alarmpoint, Inc.	Warrant	N/A	N/A	N/A	43	34	—	15
						4,780	0.6	5,834
Ecological
Pace Analytical Services, LLC	Common stock	N/A	N/A	N/A	3	304	—	351
Electronics
Diligent Corporation	Preferred stock	N/A	N/A	N/A	83	66	—	155
Gamma Technologies, LLC	LLC units	N/A	N/A	N/A	1	134	—	354
Project Silverback Holdings Corp.	Preferred stock B	N/A	N/A	N/A	3	6	—	256
SEI, Inc.	LLC units	N/A	N/A	N/A	340	265	0.1	569
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	—	122	—	—
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	1	14	—	—
						607	0.1	1,334
Grocery
MyWebGrocer, Inc.	LLC units	N/A	N/A	N/A	1,418	1,446	0.2	2,008
MyWebGrocer, Inc.	Preferred stock	N/A	N/A	N/A	71	165	—	265
						1,611	0.2	2,273
Healthcare, Education and Childcare
Active Day, Inc.	LLC interest	N/A	N/A	N/A	1	614	0.1	674
Acuity Eyecare Holdings, LLC	LLC interest	N/A	N/A	N/A	198	198	—	246
ADCS Clinics Intermediate Holdings, LLC	Preferred stock	N/A	N/A	N/A	1	579	0.1	510
ADCS Clinics Intermediate Holdings, LLC	Common stock	N/A	N/A	N/A	—	6	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	8	829	—	—
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	1	64	—	—
BIORECLAMATIONIVT, LLC	LLC units	N/A	N/A	N/A	—	407	0.1	614
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	28	—	37
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	11	—	12
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	—	—	10
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	8,637	864	0.1	1,036
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	87	9	—	18
Deca Dental Management LLC	LLC units	N/A	N/A	N/A	357	357	0.1	400
Dental Holdings Corporation	LLC units	N/A	N/A	N/A	805	805	0.1	510
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	18	182	—	160
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	18	—	—	—
Eyecare Services Partners Holdings LLC	LLC units	N/A	N/A	N/A	—	133	—	120
Eyecare Services Partners Holdings LLC	LLC units	N/A	N/A	N/A	—	1	—	—
G & H Wire Company, Inc.	LLC interest	N/A	N/A	N/A	148	148	—	148
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	—	417	—	186
Kareo, Inc.	Warrant	N/A	N/A	N/A	22	160	—	55
Katena Holdings, Inc.	LLC units	N/A	N/A	N/A	—	387	—	286
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Healthcare, Education and Childcare – (continued)
Lombart Brothers, Inc.	Common stock	N/A	N/A	N/A	—	$132	—%	$118
MWD Management, LLC & MWD Services, Inc.	LLC interest	N/A	N/A	N/A	121	121	—	108
Oliver Street Dermatology Holdings, LLC	LLC units	N/A	N/A	N/A	234	234	0.1	358
Pentec Acquisition Sub, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	229
Pinnacle Treatment Centers, Inc.	Preferred stock	N/A	N/A	N/A	—	221	—	219
Pinnacle Treatment Centers, Inc.	Common stock	N/A	N/A	N/A	2	2	—	—
Radiology Partners, Inc.	LLC units	N/A	N/A	N/A	43	85	—	150
Reliant Pro ReHab, LLC	Preferred stock A	N/A	N/A	N/A	2	183	0.1	839
RXH Buyer Corporation	LP interest	N/A	N/A	N/A	7	683	—	247
Sage Dental Management, LLC	LLC units	N/A	N/A	N/A	—	249	—	354
Sage Dental Management, LLC	LLC units	N/A	N/A	N/A	3	3	—	—
SLMP, LLC	LLC interest	N/A	N/A	N/A	290	289	—	308
Spear Education, LLC	LLC units	N/A	N/A	N/A	—	62	—	70
Spear Education, LLC	LLC units	N/A	N/A	N/A	1	1	—	—
SSH Corporation	Common stock	N/A	N/A	N/A	—	40	—	61
Summit Behavioral Healthcare, LLC	LLC interest	N/A	N/A	N/A	1	68	—	68
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	598
U.S. Renal Care, Inc.	LP interest	N/A	N/A	N/A	1	2,665	0.2	1,467
WHCG Management, LLC	LLC interest	N/A	N/A	N/A	—	220	—	216
						12,054	1.1	10,432
Insurance
Captive Resources Midco, LLC	LLC units	N/A	N/A	N/A	1	—	0.1	329
Internet Pipeline, Inc.	Preferred stock	N/A	N/A	N/A	—	72	—	89
Internet Pipeline, Inc.	Common stock	N/A	N/A	N/A	44	1	—	144
						73	0.1	562
Leisure, Amusement, Motion Pictures, Entertainment
LMP TR Holdings, LLC	LLC units	N/A	N/A	N/A	712	712	0.1	492
PADI Holdco, Inc.	LLC units	N/A	N/A	N/A	—	414	—	416
Titan Fitness, LLC	LLC units	N/A	N/A	N/A	7	712	0.1	901
						1,838	0.2	1,809
Personal and Non Durable Consumer Products (Mfg. Only)
Georgica Pine Clothiers, LLC	LLC units	N/A	N/A	N/A	11	106	—	125
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	210	0.1	876
Team Technologies Acquisition Company	Common stock	N/A	N/A	N/A	—	114	—	277
						430	0.1	1,278
Personal, Food and Miscellaneous Services
Captain D’s, LLC	LLC interest	N/A	N/A	N/A	70	70	—	70
Community Veterinary Partners, LLC	Common stock	N/A	N/A	N/A	1	147	—	189
R.G. Barry Corporation	Preferred stock A	N/A	N/A	N/A	—	161	—	111
Southern Veterinary Partners, LLC	LLC units	N/A	N/A	N/A	—	38	—	40
Southern Veterinary Partners, LLC	LLC units	N/A	N/A	N/A	40	2	—	49
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	766	360	0.1	420
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	85	85	0.1	1,161
Veterinary Specialists of North America, LLC	LLC units	N/A	N/A	N/A	—	106	—	142
Wetzel’s Pretzels, LLC	Common stock	N/A	N/A	N/A	—	160	—	206
						1,129	0.2	2,388

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Printing and Publishing
Brandmuscle, Inc.	LLC interest	N/A	N/A	N/A	—	$240	—%	$185
Retail Stores
Pet Holdings ULC(8)(9)	LP interest	N/A	N/A	N/A	455	386	0.1	482
Paper Source, Inc.	Common stock	N/A	N/A	N/A	8	1,387	0.1	672
Barcelona Restaurants, LLC	LP interest	N/A	N/A	N/A	1,996	—	0.7	7,035
Batteries Plus Holding Corporation	LP interest	N/A	N/A	N/A	5	529	0.1	721
Cycle Gear, Inc.	LLC units	N/A	N/A	N/A	19	248	—	359
DTLR, Inc.	LLC interest	N/A	N/A	N/A	4	411	0.1	639
Elite Sportswear, L.P.	LLC interest	N/A	N/A	N/A	—	158	—	76
Feeders Supply Company, LLC	Preferred stock	N/A	N/A	N/A	2	192	—	224
Feeders Supply Company, LLC	Common stock	N/A	N/A	N/A	—	—	—	133
Marshall Retail Group LLC, The	LLC units	N/A	N/A	N/A	15	154	—	96
						3,465	1.1	10,437
Utilities
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	—	260	—	260
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	152	3	0.1	426
						263	0.1	686
Total non-controlled/non-affiliate company equity investments						$36,341	4.9%	$48,817
Total non-controlled/non-affiliate company investments					$1,592,749	$1,609,411	169.8%	$1,627,716
Non-controlled affiliate company investments(13)
Debt investments
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*(8)	One stop	L + 11.00%(a)	10.57% cash/ 2.00% PIK	08/2018	4,393	4,391	0.4	3,954
Benetech, Inc.(8)	One stop	P + 9.75%(a)(e)	12.13% cash/ 2.00% PIK	08/2018	214	214	—	101
					4,607	4,605	0.4	4,055
Total non-controlled affiliate company debt investments					$4,607	$4,605	0.4%	$4,055
Equity Investments(10)(11)
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.(8)	LLC interest	N/A	N/A	N/A	56	—	—	10
Benetech, Inc.(8)	LLC interest	N/A	N/A	N/A	56	—	—	—
						—	—	10
Total non-controlled affiliate company equity investments						$—	—%	$10
Total non-controlled affiliate company investments					$4,607	$4,605	0.4%	$4,065
Controlled affiliate company investments(14)
Equity investments
Investment Funds and Vehicles
Senior Loan Fund LLC(8)(15)	LLC interest	N/A	N/A	N/A	—	93,257	9.6	91,591
Total controlled affiliate company equity investments						$93,257	9.6%	$91,591
Total investments					$1,597,356	$1,707,273	179.8%	$1,723,372

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(4)
Cash and cash equivalents and restricted cash and cash equivalents
Cash and restricted cash						$53,678	5.7%	$53,678
BlackRock Liquidity Funds T-Fund Institutional Shares (CUSIP 09248U718)			1.18%(16)			23,452	2.4	23,452
Total cash and cash equivalents and restricted cash and cash equivalents						$77,130	8.1%	$77,130
Total investments and cash and cash equivalents and restricted cash and cash equivalents						$1,784,403	187.9%	$1,800,502

*
Denotes that all or a portion of the investment secures the notes offered in the 2010 Debt Securitization (as defined in Note 6).

^
Denotes that all or a portion of the investment secures the notes offered in the 2014 Debt Securitization (as defined in Note 6).

#
Denotes that all or a portion of the investment collateralizes the Credit Facility (as defined in Note 6).

(1)
The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime (“P”) and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of December 31, 2017. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable. Listed below are the index rates as of December 29, 2017. The actual index rate for each loan listed may not be the applicable index rate outstanding as of December 31, 2017, as the loan may have priced or repriced based on an index rate prior to December 29, 2017, which was the last business day of the period on which LIBOR was determined.

(a)
Denotes that all or a portion of the loan was indexed to the 30-day LIBOR, which was 1.56% as of December 29, 2017.

(b)
Denotes that all or a portion of the loan was indexed to the 60-day LIBOR, which was 1.62% as of December 29, 2017.

(c)
Denotes that all or a portion of the loan was indexed to the 90-day LIBOR, which was 1.69% as of December 29, 2017.

(d)
Denotes that all or a portion of the loan was indexed to the 180-day LIBOR, which was 1.84% as of December 29, 2017.

(e)
Denotes that all or a portion of the loan was indexed to the Prime rate, which was 4.50% as of December 29, 2017.

(2)
For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of December 31, 2017.

(3)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(4)
The fair value of the investment was valued using significant unobservable inputs. See Note 5. Fair Value Measurements.

(5)
The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments (unaudited) – (continued)
December 31, 2017
(In thousands)

(6)
The entire commitment was unfunded as of December 31, 2017. As such, no interest is being earned on this investment. The investment may be subject to an unused facility fee.

(7)
Loan was on non-accrual status as of December 31, 2017, meaning that the Company has ceased recognizing interest income on the loan.

(8)
The investment is treated as a non-qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2017, total non-qualifying assets at fair value represented 6.3% of the Company’s assets calculated in accordance with the 1940 Act.

(9)
The headquarters of this portfolio company is located in Canada.

(10)
Equity investments are non-income producing securities unless otherwise noted.

(11)
Ownership of certain equity investments may occur through a holding company or partnership.

(12)
The Company holds an equity investment that entitles it to receive preferential dividends.

(13)
As defined in the 1940 Act, the Company is deemed to be an “affiliated person” of the portfolio company as the Company owns five percent or more of the portfolio company’s voting securities (“non-controlled affiliate”). Transactions related to investments in non-controlled affiliates for the three months ended December 31, 2017 were as follows:

Portfolio Company	Fair value as of September 30, 2017	Purchases (cost)(f)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value as of December 31, 2017	Net realized gain/(loss)	Interest and fee income	Dividend income
Benetech, Inc.(g)	$3,707	$26	$(228)	$—	$1	$559	$4,065	$—	$162	$—
Total Non-Controlled Affiliates	$3,707	$26	$(228)	$—	$1	$559	$4,065	$—	$162	$—

(f)
Purchases at cost includes amounts related to payment-in-kind (“PIK”) interest capitalized and added to the principal balance of the respective loans.

(14)
As defined in the 1940 Act, the Company is deemed to be both an “affiliated person” of and “control” this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement) (“controlled affiliate”). Transactions related to investments in controlled affiliates for the three months ended December 31, 2017 were as follows:

Portfolio Company	Fair value as of September 30, 2017	Purchases (cost)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value as of December 31, 2017	Net realized gain/(loss)	Interest and fee income	Dividend income
Senior Loan Fund LLC(g)	$95,015	$—	$(4,200)	$—	$—	$776	$91,591	$—	$—	$1,965
Total Controlled Affiliates	$95,015	$—	$(4,200)	$—	$—	$776	$91,591	$—	$—	$1,965

(g)
Together with RGA Reinsurance Company (“RGA”), the Company co-invests through Senior Loan Fund LLC (“SLF”). SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee consisting of two representatives of the Company and RGA (with unanimous approval required from (i) one representative of each of the Company and RGA or (ii) both representatives of each of the Company and RGA). Therefore, although the Company owns more than 25% of the voting securities of SLF, the Company does not believe that it has control over SLF for purposes of the 1940 Act or otherwise.

(15)
The Company receives quarterly profit distributions from its equity investment in SLF. See Note 4. Investments.

(16)
The rate shown is the annualized seven-day yield as of December 31, 2017.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments
September 30, 2017
(In thousands)
	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Investments
Non-controlled/non-affiliate company investments
Debt investments
Aerospace and Defense
ILC Dover, LP*^#	One stop	L + 9.00%(a)	8.24% cash/ 2.00% PIK	03/2020	$17,617	$17,521	1.8%	$17,617
ILC Dover, LP	One stop	L + 9.00%(a)(c)	8.24% cash/ 2.00% PIK	03/2019	801	797	0.1	801
NTS Technical Systems*^#	One stop	L + 6.25%(a)	7.49%	06/2021	21,773	21,486	2.3	21,773
NTS Technical Systems(4)	One stop	L + 6.25%	N/A(5)	06/2021	—	(72)	—	—
NTS Technical Systems(4)	One stop	L + 6.25%	N/A(5)	06/2021	—	(120)	—	—
Tresys Technology Holdings, Inc.(6)	One stop	L + 6.75%(c)	8.08%	12/2017	3,899	3,845	0.1	1,170
Tresys Technology Holdings, Inc.(6)	One stop	L + 6.75%(c)	8.06%	12/2017	659	658	0.1	659
Tronair Parent, Inc.#	Senior loan	L + 4.75%(c)(e)	6.06%	09/2023	191	189	—	191
Tronair Parent, Inc.	Senior loan	L + 4.50%(c)	5.81%	09/2021	32	31	—	31
Whitcraft LLC*^#	One stop	L + 6.25%(c)	7.58%	04/2023	12,564	12,390	1.3	12,564
Whitcraft LLC	One stop	P + 5.25%(e)	9.50%	04/2023	17	16	—	17
Whitcraft LLC(4)	One stop	L + 6.25%	N/A(5)	04/2023	—	(5)	—	—
					57,553	56,736	5.7	54,823
Automobile
Dent Wizard International Corporation*	Senior loan	L + 4.75%(a)	5.98%	04/2020	4,522	4,499	0.5	4,522
OEConnection LLC*	Senior loan	L + 5.00%(c)	6.33%	06/2022	4,834	4,735	0.5	4,852
OEConnection LLC^	Senior loan	L + 4.75%(c)	6.08%	06/2023	2,590	2,565	0.3	2,573
OEConnection LLC(4)	Senior loan	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
T5 Merger Corporation*^	One stop	L + 6.25%(a)	7.49%	03/2022	4,380	4,312	0.4	4,380
T5 Merger Corporation*	One stop	L + 6.25%(a)	7.48%	03/2022	190	188	—	190
T5 Merger Corporation*	One stop	L + 6.25%(a)	7.48%	03/2022	60	59	—	60
T5 Merger Corporation	One stop	L + 6.50%(a)	7.74%	03/2022	8	6	—	8
					16,584	16,363	1.7	16,585
Banking
HedgeServ Holding L.P.*#	One stop	L + 8.00%(c)	7.23% cash/ 2.00% PIK	02/2019	17,182	17,147	1.8	17,182
HedgeServ Holding L.P.(4)	One stop	L + 6.00%	N/A(5)	02/2019	—	(3)	—	—
					17,182	17,144	1.8	17,182
Beverage, Food and Tobacco
Abita Brewing Co., L.L.C.	One stop	L + 5.75%(a)	6.99%	04/2021	7,763	7,655	0.8	7,530
Abita Brewing Co., L.L.C.(4)	One stop	L + 5.75%	N/A(5)	04/2021	—	(1)	—	(2)
ABP Corporation*	Senior loan	L + 4.75%(c)	6.07%	09/2018	4,647	4,632	0.5	4,647
ABP Corporation	Senior loan	P + 3.50%(e)	7.75%	09/2018	334	332	—	334
Benihana, Inc.*^	One stop	L + 7.00%(a)(c)	8.32%	01/2019	16,099	15,945	1.7	15,951
Benihana, Inc.	One stop	L + 7.00%(c)(e)	9.16%	07/2018	1,726	1,711	0.2	1,706
C. J. Foods, Inc.*^	One stop	L + 6.25%(c)	7.58%	05/2019	5,205	5,164	0.5	5,205
C. J. Foods, Inc.	One stop	L + 6.25%(c)	7.58%	05/2019	656	651	0.1	656
C. J. Foods, Inc.	One stop	L + 6.25%(c)	7.56%	05/2019	129	125	—	129
Cafe Rio Holding, Inc.*^	One stop	L + 5.75%(c)	7.08%	09/2023	10,475	10,294	1.1	10,371
Cafe Rio Holding, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2023	—	(2)	—	(1)
Cafe Rio Holding, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2023	—	(5)	—	(3)
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.06%	05/2018	1,063	1,058	0.1	1,063
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.06%	05/2018	299	297	—	299
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Beverage, Food and Tobacco – (continued)
Firebirds International, LLC^	One stop	L + 5.75%(c)	7.06%	12/2018	$96	$95	—%	$96
Firebirds International, LLC	One stop	L + 5.75%	N/A(5)	12/2018	—	—	—	—
Firebirds International, LLC(4)	One stop	L + 5.75%	N/A(5)	05/2018	—	(1)	—	—
FWR Holding Corporation^	One stop	L + 6.00%(c)	7.40%	08/2023	5,312	5,234	0.6	5,259
FWR Holding Corporation	One stop	L + 6.00%(a)(c)	7.28%	08/2023	18	17	—	18
FWR Holding Corporation(4)	One stop	L + 6.00%	N/A(5)	08/2023	—	(2)	—	(2)
Global Franchise Group, LLC*	Senior loan	L + 5.75%(c)	7.07%	12/2019	3,530	3,496	0.4	3,495
Global Franchise Group, LLC	Senior loan	L + 5.75%	N/A(5)	12/2019	—	—	—	—
Hopdoddy Holdings, LLC	One stop	L + 8.00%(a)	9.24%	08/2020	653	645	0.1	653
Hopdoddy Holdings, LLC	One stop	L + 8.00%(a)	9.24%	08/2020	266	265	—	266
Hopdoddy Holdings, LLC	One stop	L + 8.00%	N/A(5)	08/2020	—	—	—	—
Julio & Sons Company	One stop	L + 5.50%	N/A(5)	12/2018	—	—	—	—
Mid-America Pet Food, L.L.C.^	One stop	L + 5.50%(c)	6.83%	12/2021	5,640	5,568	0.6	5,640
Mid-America Pet Food, L.L.C.(4)	One stop	L + 5.50%	N/A(5)	12/2021	—	(1)	—	—
NBC Intermediate, LLC #	Senior loan	L + 4.50%(a)	5.74%	09/2023	2,288	2,265	0.2	2,265
NBC Intermediate, LLC	Senior loan	L + 4.50%	N/A(5)	09/2023	—	—	—	—
P&P Food Safety US Acquisition, Inc.*	One stop	L + 6.50%(c)	7.82%	11/2021	4,126	4,083	0.4	4,126
P&P Food Safety US Acquisition, Inc.	One stop	P + 5.25%(e)	9.50%	11/2021	13	13	—	13
Purfoods, LLC	One stop	L + 6.25%(c)	7.57%	05/2021	8,561	8,407	0.9	8,561
Purfoods, LLC	One stop	N/A	7.00% PIK	05/2026	109	109	—	112
Purfoods, LLC	One stop	L + 6.25%(a)(c)	7.55%	05/2021	70	69	—	70
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	15	15	—	15
Purfoods, LLC	One stop	L + 6.25%(a)	7.49%	05/2021	15	15	—	15
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	14	14	—	14
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	11	11	—	11
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	10	10	—	10
Restaurant Holding Company, LLC#	Senior loan	L + 7.75%(a)	8.99%	02/2019	4,469	4,455	0.4	4,246
Rubio’s Restaurants, Inc.*^	Senior loan	L + 4.75%(c)	6.07%	11/2018	8,828	8,807	0.9	8,828
Smashburger Finance LLC	Senior loan	L + 5.50%(c)	6.83%	05/2018	79	79	—	69
Smashburger Finance LLC(4)	Senior loan	L + 5.50%	N/A(5)	05/2018	—	(1)	—	—
Surfside Coffee Company LLC#c	One stop	L + 5.25%(c)	6.58%	06/2020	4,436	4,411	0.5	4,436
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.58%	06/2020	335	334	—	335
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.57%	06/2020	30	30	—	30
Tate’s Bake Shop, Inc.^	Senior loan	L + 5.00%(c)	6.33%	08/2019	591	588	0.1	591
Uinta Brewing Company^	One stop	L + 8.50%(a)	9.74%	08/2019	3,734	3,720	0.4	3,622
Uinta Brewing Company	One stop	L + 8.50%(a)	9.74%	08/2019	539	535	0.1	517
					102,184	101,141	10.6	101,196
Broadcasting and Entertainment
TouchTunes Interactive Networks, Inc.^	Senior loan	L + 4.75%(a)	5.99%	05/2021	1,462	1,458	0.2	1,469
Building and Real Estate
Brooks Equipment Company, LLC*^	One stop	L + 5.00%(b)(c)	6.32%	08/2020	21,846	21,687	2.3	21,846
Brooks Equipment Company, LLC*	One stop	L + 5.00%(c)	6.32%	08/2020	5,400	5,366	0.6	5,400
Brooks Equipment Company, LLC	One stop	L + 5.00%(a)	6.24%	08/2020	890	880	0.1	890
Jensen Hughes, Inc.#	Senior loan	L + 5.00%(d)	6.45%	12/2021	153	152	—	153
MRI Software LLC^	One stop	L + 6.00%(c)	7.33%	06/2023	23,923	23,312	2.5	23,683
MRI Software LLC#	One stop	L + 6.00%(c)	7.33%	06/2023	13,883	13,744	1.4	13,744
MRI Software LLC	One stop	L + 6.00%(c)	7.32%	06/2023	167	165	—	165
MRI Software LLC(4)	One stop	L + 6.00%	N/A(5)	06/2023	—	(3)	—	(2)
MRI Software LLC(4)	One stop	L + 6.00%(c)	N/A(5)	06/2023	—	(7)	—	(5)
					66,262	65,296	6.9	65,874

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Chemicals, Plastics and Rubber
Flexan, LLC*	One stop	L + 5.75%(c)	7.08%	02/2020	$2,333	$2,316	0.2%	$2,333
Flexan, LLC	One stop	P + 4.50%(e)	8.75%	02/2020	2	1	—	2
					2,335	2,317	0.2	2,335
Diversified/Conglomerate Manufacturing
Chase Industries, Inc.*^#	One stop	L + 5.75%(c)	7.05%	09/2020	31,371	31,164	3.3	31,371
Chase Industries, Inc.#	One stop	L + 5.75%(c)	7.05%	09/2020	4,771	4,747	0.5	4,771
Chase Industries, Inc.	One stop	L + 5.75%(a)	6.99%	09/2020	324	313	—	324
Inventus Power, Inc.*^	One stop	L + 6.50%(a)	7.74%	04/2020	8,140	8,098	0.7	7,326
Inventus Power, Inc.	One stop	L + 6.50%(a)	7.74%	04/2020	251	248	—	198
Onicon Incorporated*^#	One stop	L + 6.00%(c)	7.33%	04/2020	12,878	12,782	1.3	12,878
Onicon Incorporated(4)	One stop	L + 6.00%	N/A(5)	04/2020	—	(4)	—	—
PetroChoice Holdings, Inc.^	Senior loan	L + 5.00%(b)	6.28%	08/2022	1,750	1,709	0.2	1,750
Plex Systems, Inc.*^	One stop	L + 7.50%(d)	8.96%	06/2020	18,797	18,527	2.0	18,797
Plex Systems, Inc.(4)	One stop	L + 7.50%	N/A(5)	06/2020	—	(22)	—	—
Reladyne, Inc.*^#	Senior loan	L + 5.00%(a)	6.24%	07/2022	17,049	16,812	1.8	16,879
Reladyne, Inc.(4)	Senior loan	L + 5.00%	N/A(5)	07/2022	—	(2)	—	(2)
Reladyne, Inc.(4)	Senior loan	L + 5.00%	N/A(5)	07/2022	—	(5)	—	(5)
Sunless Merger Sub, Inc.#	Senior loan	L + 5.00%(a)(e)	6.27%	07/2019	1,457	1,463	0.2	1,457
Sunless Merger Sub, Inc.	Senior loan	P + 3.75%(e)	8.00%	07/2019	326	326	—	326
					97,114	96,156	10.0	96,070
Diversified/Conglomerate Service
Accela, Inc.#	One stop	L + 6.25%(c)	7.58%	09/2023	5,842	5,754	0.6	5,783
Accela, Inc.	One stop	P + 5.25%(e)	9.50%	09/2023	1	—	—	1
Actiance, Inc.*^	One stop	L + 9.00%(a)	10.24%	10/2019	3,962	3,862	0.4	3,962
Actiance, Inc.	One stop	L + 9.00%(a)	10.24%	10/2019	20	20	—	20
Agility Recovery Solutions Inc.*^	One stop	L + 6.50%(c)	7.81%	03/2020	13,924	13,823	1.4	13,924
Agility Recovery Solutions Inc.(4)	One stop	L + 6.50%	N/A(5)	03/2020	—	(4)	—	—
Anaqua, Inc.#	One stop	L + 6.50%(c)	7.81%	07/2022	7,018	6,917	0.7	6,948
Anaqua, Inc.(4)	One stop	L + 6.50%	N/A(5)	07/2022	—	(1)	—	(1)
Bomgar Corporation^	One stop	L + 7.50%(c)	8.83%	06/2022	4,839	4,762	0.5	4,839
Bomgar Corporation(4)	One stop	L + 7.50%	N/A(5)	06/2022	—	(2)	—	—
Clearwater Analytics, LLC*^	One stop	L + 7.50%(a)	8.74%	09/2022	9,594	9,451	1.0	9,594
Clearwater Analytics, LLC	One stop	L + 7.50%(a)	8.74%	09/2022	9	8	—	9
Daxko Acquisition Corporation*^	One stop	L + 6.50%(a)	7.74%	09/2022	8,472	8,366	0.9	8,472
Daxko Acquisition Corporation	One stop	L + 6.50%	N/A(5)	09/2022	—	—	—	—
EGD Security Systems, LLC	One stop	L + 6.25%(c)	7.55%	06/2022	11,114	10,918	1.1	11,114
EGD Security Systems, LLC^	One stop	L + 6.25%(a)	7.49%	06/2022	98	97	—	98
EGD Security Systems, LLC	One stop	L + 6.25%(a)(c)	7.55%	06/2022	35	34	—	35
EGD Security Systems, LLC(4)	One stop	L + 6.25%	N/A(5)	06/2022	—	(1)	—	—
HealthcareSource HR, Inc.*	One stop	L + 6.75%(c)	8.08%	05/2020	20,719	20,439	2.1	20,719
HealthcareSource HR, Inc.(4)	One stop	L + 6.75%	N/A(5)	05/2020	—	(1)	—	—
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	3,098	3,055	0.3	3,098
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	2,597	2,470	0.3	2,597
Host Analytics, Inc.(4)	One stop	N/A	N/A(5)	08/2021	—	(7)	—	—
III US Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	09/2022	—	(1)	—	—
Integration Appliance, Inc.*^	One stop	L + 8.25%(c)	9.57%	09/2020	16,123	16,020	1.7	16,123
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	7,914	7,806	0.8	7,914
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	5,396	5,329	0.6	5,396
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	2,484	2,462	0.3	2,484
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	924	917	0.1	924
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Diversified/Conglomerate Service – (continued)
Integration Appliance, Inc.*	One stop	L + 8.25%(c)	9.57%	09/2020	$719	$712	0.1%	$719
Maverick Bidco Inc.*#	One stop	L + 6.25%(c)	7.56%	04/2023	17,645	17,311	1.8	17,645
Maverick Bidco Inc.	One stop	L + 6.25%(c)	7.57%	04/2023	27	25	—	27
Maverick Bidco Inc.(4)	One stop	L + 6.25%	N/A(5)	04/2023	—	(2)	—	—
MMan Acquisition Co.#	One stop	L + 6.00%(b)	7.26%	08/2023	9,824	9,680	1.0	9,726
MMan Acquisition Co.	One stop	L + 6.00%(c)	7.33%	08/2023	10	9	—	9
Netsmart Technologies, Inc.#	Senior loan	L + 4.50%(c)	5.83%	04/2023	1,755	1,740	0.2	1,779
Netsmart Technologies, Inc.(4)	Senior loan	L + 4.75%	N/A(5)	04/2023	—	(8)	—	—
PT Intermediate Holdings III, LLC	One stop	L + 6.50%(a)	7.74%	06/2022	22,028	21,594	2.3	22,028
PT Intermediate Holdings III, LLC*	One stop	L + 6.50%(a)	7.74%	06/2022	2,177	2,157	0.2	2,177
PT Intermediate Holdings III, LLC	One stop	L + 6.50%(a)(e)	7.90%	06/2022	200	197	—	200
Saba Software, Inc.#	One stop	L + 5.50%(a)	6.74%	05/2023	20,297	19,967	2.1	20,297
Saba Software, Inc.(4)	One stop	L + 5.50%	N/A(5)	05/2023	—	(2)	—	—
Saldon Holdings, Inc.*	Senior loan	L + 4.50%(a)(b)	5.77%	09/2022	803	793	0.1	793
Secure-24, LLC*^	One stop	L + 5.00%(c)	6.33%	08/2019	21,653	21,479	2.3	21,653
Secure-24, LLC(4)	One stop	L + 5.00%	N/A(5)	08/2019	—	(4)	—	—
Severin Acquisition, LLC^	Senior loan	L + 5.38%(a)	6.62%	07/2021	883	873	0.1	898
Severin Acquisition, LLC^	Senior loan	L + 5.00%(a)	6.24%	07/2021	786	778	0.1	789
Severin Acquisition, LLC^	Senior loan	L + 5.38%(a)	6.62%	07/2021	601	594	0.1	611
Severin Acquisition, LLC^	Senior loan	L + 4.88%(a)	6.12%	07/2021	194	192	—	194
Switchfly, Inc.	One stop	L + 10.00%(c)	9.80% cash/ 1.50% PIK	04/2020	2,398	2,296	0.3	2,398
Switchfly, Inc.	One stop	L + 10.00%	N/A(5)	04/2020	—	—	—	—
Telesoft, LLC#	One stop	L + 5.50%(c)	6.81%	07/2022	4,192	4,152	0.4	4,150
Telesoft, LLC(4)	One stop	L + 5.50%	N/A(5)	07/2022	—	(1)	—	(1)
Trintech, Inc.*^#	One stop	L + 6.00%(c)	7.31%	10/2021	12,096	11,987	1.3	12,096
Trintech, Inc.	One stop	L + 6.00%	N/A(5)	10/2021	—	—	—	—
Vendavo, Inc.	One stop	L + 8.50%(c)	9.80%	10/2019	17,982	17,804	1.9	17,982
Vendavo, Inc.(4)	One stop	L + 8.50%	N/A(5)	10/2019	—	(6)	—	—
Vendor Credentialing Service LLC^	One stop	L + 6.00%(a)	7.24%	11/2021	12,239	12,018	1.3	12,239
Vendor Credentialing Service LLC(4)	One stop	L + 6.00%	N/A(5)	11/2021	—	(1)	—	—
Verisys Corporation*	One stop	L + 6.75%(c)	8.08%	01/2023	3,926	3,873	0.4	3,926
Verisys Corporation(4)	One stop	L + 6.75%	N/A(5)	01/2023	—	(1)	—	—
Workforce Software, LLC^	One stop	L + 10.50%(c)	4.80% cash/ 7.00% PIK	06/2021	5,343	5,315	0.6	5,343
Workforce Software, LLC	One stop	L + 10.50%(c)	4.80% cash/ 7.00% PIK	06/2021	50	50	—	50
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 9.25%(a)	9.74% cash/ 0.75% PIK	08/2021	4,874	4,803	0.5	4,874
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 9.25%(a)	9.74% cash/ 0.75% PIK	08/2021	20	20	—	20
					286,905	282,887	29.9	286,675
Ecological
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.24%	09/2022	15,345	14,994	1.6	15,345
Pace Analytical Services, LLC^	One stop	L + 6.00%(a)	7.24%	09/2022	1,427	1,406	0.2	1,427
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.24%	09/2022	349	344	—	349
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.24%	09/2022	25	24	—	25
Pace Analytical Services, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2022	—	(5)	—	—
WRE Holding Corp.#	Senior loan	L + 4.75%(a)	5.99%	01/2023	1,019	1,008	0.1	1,019
WRE Holding Corp.	Senior loan	L + 4.75%(a)(c)	6.00%	01/2023	7	7	—	7
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Ecological – (continued)
WRE Holding Corp.	Senior loan	L + 4.75%	N/A(5)	01/2023	$—	$—	—%	$—
WRE Holding Corp.(4)	Senior loan	L + 4.75%	N/A(5)	01/2023	—	(1)	—	—
					18,172	17,777	1.9	18,172
Electronics
Appriss Holdings, Inc.*^	Senior loan	L + 5.25%(c)	6.58%	11/2020	15,295	15,157	1.6	15,295
Appriss Holdings, Inc.	Senior loan	L + 5.25%(b)	6.53%	11/2020	1,892	1,869	0.2	1,892
Compusearch Software Holdings, Inc.^	Senior loan	L + 4.25%(c)	5.58%	05/2021	1,735	1,733	0.2	1,735
Diligent Corporation#	One stop	L + 6.25%(c)	7.58%	04/2022	4,928	4,860	0.5	4,928
Diligent Corporation*	One stop	L + 6.25%(c)	7.58%	04/2022	4,839	4,735	0.5	4,839
Diligent Corporation*^	One stop	L + 6.25%(c)	7.58%	04/2022	2,648	2,609	0.3	2,648
Diligent Corporation(4)	One stop	L + 6.25%	N/A(5)	04/2022	—	(2)	—	—
Gamma Technologies, LLC^	One stop	L + 4.75%(a)	5.99%	06/2021	7,555	7,508	0.8	7,555
Gamma Technologies, LLC(4)	One stop	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
LD Intermediate Holdings, Inc.*^	Senior loan	L + 5.88%(c)	7.19%	12/2022	2,540	2,362	0.2	2,390
Park Place Technologies LLC*^	Senior loan	L + 5.00%(c)	6.33%	06/2022	15,751	15,587	1.6	15,594
Park Place Technologies LLC(4)	One stop	L + 5.00%	N/A(5)	06/2022	—	(2)	—	(2)
Sloan Company, Inc., The#	One stop	L + 7.25%(c)	8.58%	04/2020	7,437	7,364	0.7	7,065
Sloan Company, Inc., The	One stop	L + 7.25%(c)	8.57%	04/2020	33	32	—	30
Sovos Compliance*^	One stop	L + 6.00%(a)	7.24%	03/2022	9,328	9,186	1.0	9,235
Sovos Compliance(4)	One stop	L + 6.00%	N/A(5)	03/2022	—	(2)	—	(1)
Sovos Compliance Formerly Taxware, LLC^	One stop	L + 6.00%(a)	7.24%	03/2022	1,569	1,546	0.2	1,553
Sovos Compliance Formerly Taxware, LLC	One stop	L + 6.00%	N/A(5)	03/2022	—	—	—	—
Watchfire Enterprises, Inc.	Second Lien	L + 8.00%(c)	9.33%	10/2021	9,434	9,306	1.0	9,434
					84,984	83,847	8.8	84,190
Grocery
MyWebGrocer, Inc.*	One stop	L + 8.75%(a)	10.00%	10/2017	14,271	14,265	1.5	14,271
Healthcare, Education and Childcare
Active Day, Inc.	One stop	L + 6.00%(a)	7.24%	12/2021	13,401	13,145	1.4	13,401
Active Day, Inc.^	One stop	L + 6.00%(a)	7.24%	12/2021	1,034	1,021	0.1	1,034
Active Day, Inc.	One stop	L + 6.00%(a)	7.24%	12/2021	666	660	0.1	666
Active Day, Inc.	One stop	L + 6.00%(a)	7.24%	12/2021	460	455	—	460
Active Day, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2021	—	(1)	—	—
Active Day, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2021	—	(3)	—	—
Acuity Eyecare Holdings, LLC	One stop	L + 6.75%(b)(c)	8.04%	03/2022	3,614	3,533	0.4	3,614
Acuity Eyecare Holdings, LLC	One stop	L + 6.75%(c)	8.06%	03/2022	38	36	—	38
Acuity Eyecare Holdings, LLC(4)	One stop	L + 6.75%	N/A(5)	03/2022	—	(1)	—	—
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	7.08%	05/2022	21,281	20,788	2.2	20,855
ADCS Clinics Intermediate Holdings, LLC*	One stop	L + 5.75%(c)	7.08%	05/2022	108	107	—	106
ADCS Clinics Intermediate Holdings, LLC	One stop	P + 4.75%(e)	9.00%	05/2022	95	93	—	93
ADCS Clinics Intermediate Holdings, LLC*	One stop	L + 5.75%(c)	7.08%	05/2022	32	31	—	31
ADCS Clinics Intermediate Holdings, LLC	One stop	P + 4.75%(e)	9.00%	05/2022	5	2	—	5
Agilitas USA, Inc.#	One stop	L + 6.00%(c)	7.30%	04/2022	8,439	8,362	0.9	8,439
Agilitas USA, Inc.	One stop	L + 6.00%(c)	7.30%	04/2022	10	9	—	10
Agilitas USA, Inc.(4)	One stop	L + 6.00%	N/A(5)	04/2022	—	(1)	—	—
Aris Teleradiology Company, LLC*	Senior loan	L + 5.50%(c)	6.83%	03/2021	2,699	2,679	0.2	2,322
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare – (continued)
Aris Teleradiology Company, LLC	Senior loan	L + 5.50%(c)	6.81%	03/2021	$25	$25	—%	$21
Avalign Technologies, Inc.^	Senior loan	L + 4.50%(a)	5.74%	07/2021	1,442	1,437	0.2	1,438
BIORECLAMATIONIVT, LLC*^#	One stop	L + 5.75%(a)	6.99%	01/2021	15,764	15,586	1.7	15,764
BIORECLAMATIONIVT, LLC	One stop	P + 4.75%(e)	9.00%	01/2021	55	54	—	55
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.83%	08/2019	1,479	1,473	0.2	1,479
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.83%	08/2019	567	561	0.1	567
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.83%	08/2019	189	189	—	189
California Cryobank, LLC(4)	One stop	L + 5.50%	N/A(5)	08/2019	—	(1)	—	—
CLP Healthcare Services, Inc.^	Senior loan	L + 5.25%(c)	6.58%	12/2020	3,924	3,897	0.4	3,846
Curo Health Services LLC#	Senior loan	L + 4.00%(b)(c)	5.31%	02/2022	3,273	3,261	0.3	3,283
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.58%	07/2021	18,776	18,515	2.0	18,776
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.58%	07/2021	13,467	13,355	1.4	13,467
DCA Investment Holding, LLC#	One stop	L + 5.25%(c)	6.58%	07/2021	2,475	2,436	0.3	2,475
DCA Investment Holding, LLC	One stop	P + 4.25%(e)	8.50%	07/2021	657	645	0.1	657
DCA Investment Holding, LLC(4)	One stop	L + 5.25%	N/A(5)	07/2021	—	(3)	—	—
Deca Dental Management LLC*^	One stop	L + 6.25%(c)	7.58%	07/2020	4,086	4,052	0.4	4,086
Deca Dental Management LLC	One stop	L + 6.25%(a)(c)	7.57%	07/2020	497	493	0.1	497
Deca Dental Management LLC	One stop	L + 6.25%(a)	7.49%	07/2020	50	50	—	50
Deca Dental Management LLC(4)	One stop	L + 6.25%	N/A(5)	07/2020	—	(2)	—	—
Delta Educational Systems*(6)	Senior loan	P + 6.75%(e)	9.00% cash/ 2.00% PIK	12/2018	1,438	1,433	—	—
Delta Educational Systems(4)(6)	Senior loan	L + 6.00%	N/A(5)	12/2018	—	—	—	(60)
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.81%	02/2020	7,436	7,339	0.8	7,287
Dental Holdings Corporation	One stop	L + 5.50%(b)	6.78%	02/2020	1,133	1,121	0.1	1,110
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.82%	02/2020	220	211	—	198
eSolutions, Inc.*^	One stop	L + 6.50%(a)	7.74%	03/2022	20,091	19,787	2.1	20,091
eSolutions, Inc.(4)	One stop	L + 6.50%	N/A(5)	03/2022	—	(1)	—	—
Excelligence Learning Corporation^	One stop	L + 6.00%(a)	7.24%	04/2023	4,854	4,809	0.5	4,854
Eyecare Services Partners Holdings LLC	One stop	L + 6.25%(c)	7.58%	05/2023	8,006	7,800	0.8	8,006
Eyecare Services Partners Holdings LLC	One stop	P + 5.25%(e)	9.50%	05/2023	17	14	—	17
Eyecare Services Partners Holdings LLC(4)	One stop	L + 6.25%	N/A(5)	05/2023	—	(4)	—	—
Eyecare Services Partners Holdings LLC(4)	One stop	L + 6.25%	N/A(5)	05/2023	—	(5)	—	—
G & H Wire Company, Inc.#	One stop	L + 5.50%(c)	6.81%	09/2023	5,642	5,572	0.6	5,585
G & H Wire Company, Inc.(4)	One stop	L + 5.50%	N/A(5)	09/2023	—	(1)	—	(1)
Immucor, Inc.#	Senior loan	L + 5.00%(a)	6.24%	06/2021	1,613	1,592	0.2	1,639
Joerns Healthcare, LLC*^	One stop	L + 6.50%(c)	7.82%	05/2020	3,497	3,462	0.3	3,281
Kareo, Inc.	One stop	L + 9.00%(b)	10.27%	06/2022	4,518	4,303	0.5	4,518
Kareo, Inc.	One stop	L + 9.00%	N/A(5)	06/2022	—	—	—	—
Katena Holdings, Inc.^	One stop	L + 6.25%(c)	7.58%	06/2021	8,611	8,555	0.9	8,439
Katena Holdings, Inc.^	One stop	L + 6.25%(c)	7.58%	06/2021	841	836	0.1	824
Katena Holdings, Inc.	One stop	P + 5.25%(e)	9.50%	06/2021	64	63	—	62
Lombart Brothers, Inc.#	One stop	L + 6.75%(c)	8.08%	04/2022	3,631	3,548	0.4	3,631
Lombart Brothers, Inc.#(7)	One stop	L + 6.75%(c)	8.08%	04/2022	1,664	1,639	0.2	1,664
Lombart Brothers, Inc.	One stop	P + 5.50%(e)	9.75%	04/2022	36	35	—	36
Lombart Brothers, Inc.(7)	One stop	L + 6.75%	N/A(5)	04/2022	—	—	—	—
Maverick Healthcare Group, LLC*	Senior loan	L + 7.50%(a)	7.25% cash/ 2.00% PIK	12/2017	1,959	1,959	0.2	1,900
Maverick Healthcare Group, LLC	Senior loan	P + 6.50%(e)	5.25% cash/ 5.50% PIK	12/2017	82	82	—	82
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare – (continued)
MWD Management, LLC & MWD Services, Inc.#	One stop	L + 5.25%(c)	6.58%	06/2023	$5,925	$5,854	0.6%	$5,925
MWD Management, LLC & MWD Services, Inc.(4)	One stop	L + 5.25%	N/A(5)	06/2022	—	(1)	—	—
MWD Management, LLC & MWD Services, Inc.(4)	One stop	L + 5.25%	N/A(5)	06/2023	—	(2)	—	—
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	9,434	9,226	1.0	9,434
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	952	938	0.1	952
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(a)(b)(c)	7.78%	05/2022	201	199	—	201
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.81%	05/2022	46	45	—	46
Oliver Street Dermatology Holdings, LLC*	One stop	L + 6.50%(c)	7.83%	05/2022	42	41	—	42
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	33	32	—	33
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	30	30	—	30
Oliver Street Dermatology Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	05/2022	—	(1)	—	—
Oliver Street Dermatology Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	05/2022	—	(1)	—	—
Pinnacle Treatment Centers, Inc.	One stop	L + 6.25%(b)	7.53%	08/2021	9,980	9,768	1.0	9,980
Pinnacle Treatment Centers, Inc.	One stop	P + 5.00%(e)	9.25%	08/2021	30	29	—	30
Pinnacle Treatment Centers, Inc.(4)	One stop	L + 6.25%	N/A(5)	08/2021	—	(2)	—	—
PPT Management Holdings, LLC^	One stop	L + 6.00%(c)	7.33%	12/2022	10,223	10,022	1.0	10,018
PPT Management Holdings, LLC	One stop	L + 6.00%(c)	7.33%	12/2022	135	132	—	132
PPT Management Holdings, LLC	One stop	L + 6.00%(a)	7.24%	12/2022	50	46	—	46
Premise Health Holding Corp.*^#	One stop	L + 4.50%(c)	5.83%	06/2020	14,812	14,753	1.5	14,812
Premise Health Holding Corp.(4)	One stop	L + 4.50%	N/A(5)	06/2020	—	(12)	—	—
Pyramid Healthcare, Inc.	One stop	L + 6.50%(a)	7.74%	08/2019	150	148	—	150
Radiology Partners, Inc.^#	One stop	L + 5.75%(c)	7.08%	09/2020	22,345	22,111	2.3	22,345
Radiology Partners, Inc.	One stop	L + 5.75%(c)	7.08%	09/2020	925	909	0.1	925
Radiology Partners, Inc.	One stop	L + 5.75%(c)	7.08%	09/2020	701	700	0.1	701
Radiology Partners, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2020	—	(4)	—	—
Reliant Pro ReHab, LLC*	Senior loan	L + 5.00%(c)	6.33%	12/2017	2,474	2,472	0.3	2,474
Reliant Pro ReHab, LLC	Senior loan	P + 4.00%(e)	8.25%	12/2017	352	351	—	352
Riverchase MSO, LLC#	Senior loan	L + 5.25%(c)	6.58%	10/2022	4,981	4,917	0.5	4,981
Riverchase MSO, LLC	Senior loan	L + 5.25%(c)	6.58%	10/2022	28	27	—	28
RXH Buyer Corporation*^	One stop	L + 5.75%(c)	7.08%	09/2021	17,259	17,032	1.8	16,914
RXH Buyer Corporation*	One stop	L + 5.75%(c)	7.08%	09/2021	1,953	1,928	0.2	1,914
RXH Buyer Corporation	One stop	L + 5.75%(c)(e)	7.61%	09/2021	55	52	—	51
SLMP, LLC	One stop	L + 6.00%(a)	7.24%	05/2023	6,196	6,050	0.6	6,196
SLMP, LLC	One stop	N/A	7.50% PIK	05/2027	83	83	—	83
SLMP, LLC(4)	One stop	L + 6.00%	N/A(5)	05/2023	—	(1)	—	—
SLMP, LLC(4)	One stop	L + 6.00%	N/A(5)	05/2023	—	(1)	—	—
Spear Education, LLC^	One stop	L + 6.00%(c)	7.30%	08/2019	4,644	4,622	0.5	4,644
Spear Education, LLC	One stop	L + 6.00%(c)	7.30%	08/2019	75	75	—	75
Spear Education, LLC(4)	One stop	L + 6.00%	N/A(5)	08/2019	—	—	—	(1)
Summit Behavioral Holdings I, LLC*	One stop	L + 5.00%(a)	6.24%	06/2021	4,338	4,297	0.5	4,338
Summit Behavioral Holdings I, LLC	One stop	L + 5.00%(a)	6.24%	06/2021	113	112	—	113
Summit Behavioral Holdings I, LLC	One stop	L + 5.00%(a)	6.24%	06/2021	5	5	—	5
WHCG Management, LLC*	Senior loan	L + 4.75%(c)	6.08%	03/2023	2,394	2,367	0.2	2,394
WHCG Management, LLC(4)	Senior loan	L + 4.75%	N/A(5)	03/2023	—	(1)	—	—
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare – (continued)
WHCG Management, LLC(4)	Senior loan	L + 4.75%	N/A(5)	03/2023	$—	$(3)	—%	$—
WIRB-Copernicus Group, Inc.*^	Senior loan	L + 5.00%(c)	6.33%	08/2022	9,812	9,733	1.0	9,812
WIRB-Copernicus Group, Inc.	Senior loan	L + 5.00%	N/A(5)	08/2022	—	—	—	—
Young Innovations, Inc.*	Senior loan	L + 5.00%(c)	6.33%	01/2019	3,587	3,566	0.4	3,587
Young Innovations, Inc.	Senior loan	L + 5.00%(c)	6.33%	01/2019	9	9	—	9
					328,333	323,739	33.9	324,658
Home and Office Furnishings, Housewares, and Durable Consumer
CST Buyer Company^	Senior loan	L + 6.25%(c)	7.58%	03/2023	2,642	2,576	0.3	2,642
CST Buyer Company(4)	Senior loan	L + 6.25%	N/A(5)	03/2023	—	(1)	—	—
Plano Molding Company, LLC*^#	One stop	L + 7.50%(a)	8.74%	05/2021	14,485	14,331	1.3	12,312
					17,127	16,906	1.6	14,954
Hotels, Motels, Inns, and Gaming
Aimbridge Hospitality, LLC*^	One stop	L + 5.50%(a)	6.74%	06/2022	10,041	9,875	1.0	10,041
Aimbridge Hospitality, LLC	One stop	L + 5.50%(a)	6.74%	06/2022	16	15	—	16
Aimbridge Hospitality, LLC(4)	One stop	L + 5.50%	N/A(5)	06/2022	—	(1)	—	—
					10,057	9,889	1.0	10,057
Insurance
Captive Resources Midco, LLC*^#	One stop	L + 5.75%(a)	6.99%	06/2020	24,253	24,075	2.5	24,253
Captive Resources Midco, LLC(4)	One stop	L + 5.75%	N/A(5)	06/2020	—	(12)	—	—
Captive Resources Midco, LLC(4)	One stop	L + 5.75%	N/A(5)	06/2020	—	(13)	—	—
Higginbotham Insurance Agency, Inc.*	Senior loan	L + 5.00%(a)	6.24%	11/2021	1,595	1,584	0.2	1,595
Internet Pipeline, Inc.	One stop	L + 7.25%(a)	8.49%	08/2022	4,847	4,743	0.5	4,917
Internet Pipeline, Inc.*	One stop	L + 6.25%(a)	7.48%	08/2022	2,098	2,078	0.2	2,046
Internet Pipeline, Inc.*	One stop	L + 6.25%(a)	7.48%	08/2022	794	786	0.1	775
Internet Pipeline, Inc.(4)	One stop	L + 7.25%	N/A(5)	08/2021	—	(1)	—	1
RSC Acquisition, Inc.#	Senior loan	L + 5.25%(c)	6.58%	11/2022	919	913	0.1	919
RSC Acquisition, Inc.(4)	Senior loan	L + 5.25%	N/A(5)	11/2022	—	(1)	—	—
					34,506	34,152	3.6	34,506
Leisure, Amusement, Motion Pictures, Entertainment
NFD Operating, LLC#	One stop	L + 7.00%(c)	8.30%	06/2021	2,325	2,299	0.2	2,325
NFD Operating, LLC	One stop	L + 7.00%	N/A(5)	06/2021	—	—	—	—
NFD Operating, LLC(4)	One stop	L + 7.00%	N/A(5)	06/2021	—	(1)	—	—
PADI Holdco, Inc.*^#	One stop	L + 6.50%(c)	7.84%	04/2023	19,550	19,278	2.1	19,550
PADI Holdco, Inc.	One stop	L + 6.50%(b)(c)	7.78%	04/2022	72	70	—	72
Self Esteem Brands, LLC*^#	Senior loan	L + 4.75%(a)	5.99%	02/2020	17,983	17,889	1.9	17,983
Self Esteem Brands, LLC(4)	Senior loan	L + 4.75%	N/A(5)	02/2020	—	(4)	—	—
Teaching Company, The	One stop	L + 7.00%(a)(c)	8.32%	08/2020	18,835	18,673	1.9	18,459
Teaching Company, The	One stop	L + 7.00%(a)(e)	8.24%	08/2020	25	24	—	23
Titan Fitness, LLC*	One stop	L + 7.00%(a)	8.25%	09/2019	13,088	12,987	1.4	13,088
Titan Fitness, LLC	One stop	L + 7.00%(a)	8.25%	09/2019	1,972	1,962	0.2	1,972
Titan Fitness, LLC*	One stop	L + 7.00%(a)	8.25%	09/2019	1,733	1,725	0.2	1,733
Titan Fitness, LLC(4)	One stop	L + 7.00%	N/A(5)	09/2019	—	(9)	—	—
Titan Fitness, LLC(4)	One stop	L + 7.00%	N/A(5)	09/2019	—	(14)	—	—
					75,583	74,879	7.9	75,205
Oil and Gas
Drilling Info, Inc.*^#	One stop	L + 6.25%(b)	7.52%	06/2020	6,399	6,362	0.7	6,351
Drilling Info, Inc.	One stop	L + 6.25%	N/A(5)	06/2020	—	—	—	—
					6,399	6,362	0.7	6,351

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Personal and Non Durable Consumer Products (Mfg. Only)
Georgica Pine Clothiers, LLC	One stop	L + 5.50%(c)	6.83%	11/2021	$5,678	$5,600	0.6%	$5,678
Georgica Pine Clothiers, LLC^	One stop	L + 5.50%(c)	6.83%	11/2021	495	491	0.1	495
Georgica Pine Clothiers, LLC*	One stop	L + 5.50%(c)	6.83%	11/2021	347	344	0.1	347
Georgica Pine Clothiers, LLC	One stop	L + 5.50%(c)	6.83%	11/2021	58	57	—	58
IMPLUS Footwear, LLC	One stop	L + 6.75%(c)	8.08%	04/2021	10,307	10,165	1.1	10,307
IMPLUS Footwear, LLC	One stop	L + 6.75%(c)	8.07%	04/2021	1,815	1,790	0.2	1,815
Massage Envy, LLC*^#	One stop	L + 6.75%(c)(e)	8.09%	09/2020	35,191	34,868	3.7	35,191
Massage Envy, LLC	One stop	L + 6.75%(a)	7.99%	09/2020	316	306	—	316
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.07%	09/2020	100	99	—	100
Massage Envy, LLC	One stop	L + 6.75%(c)	8.07%	09/2020	40	40	—	40
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.08%	09/2020	35	35	—	35
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.10%	09/2020	15	15	—	15
Massage Envy, LLC(4)	One stop	L + 6.75%	N/A(5)	09/2020	—	(1)	—	—
Orthotics Holdings, Inc.*#	One stop	L + 6.00%(a)	7.24%	02/2020	8,290	8,222	0.8	8,125
Orthotics Holdings, Inc.*#(7)	One stop	L + 6.00%(a)	7.24%	02/2020	1,359	1,348	0.1	1,332
Orthotics Holdings, Inc.(4)(7)	One stop	L + 6.00%	N/A(5)	02/2020	—	(1)	—	—
Orthotics Holdings, Inc.(4)	One stop	L + 6.00%	N/A(5)	02/2020	—	(10)	—	(4)
Team Technologies Acquisition Company^	Senior loan	L + 5.00%(c)(e)	6.32%	12/2017	4,287	4,284	0.4	4,278
Team Technologies Acquisition Company#	Senior loan	L + 5.50%(c)(e)	6.82%	12/2017	790	789	0.1	799
Team Technologies Acquisition Company(4)	Senior loan	L + 5.00%	N/A(5)	12/2017	—	—	—	(1)
					69,123	68,441	7.2	68,926
Personal, Food and Miscellaneous Services
Community Veterinary Partners, LLC	One stop	L + 5.50%(c)	6.83%	10/2021	42	41	—	42
Ignite Restaurant Group, Inc.^(6)	One stop	P + 6.00%(e)	10.25%	02/2019	4,312	4,285	0.1	1,186
PetVet Care Centers LLC*^#	One stop	L + 6.00%(c)	7.33%	06/2023	16,780	16,620	1.8	16,780
PetVet Care Centers LLC	One stop	L + 6.00%(c)	7.32%	06/2023	430	421	—	430
PetVet Care Centers LLC	One stop	L + 6.00%(b)	7.27%	06/2023	69	66	—	69
Southern Veterinary Partners, LLC#	One stop	L + 5.00%(a)	6.24%	06/2020	3,900	3,873	0.4	3,900
Southern Veterinary Partners, LLC	One stop	L + 5.00%(a)	6.23%	06/2020	160	158	—	160
Southern Veterinary Partners, LLC	One stop	L + 5.00%(a)	6.23%	06/2020	17	17	—	17
Vetcor Professional Practices LLC*^#	One stop	L + 6.00%(c)	7.33%	04/2021	28,750	28,348	3.0	28,750
Vetcor Professional Practices LLC*	One stop	L + 6.00%(c)	7.33%	04/2021	956	949	0.1	956
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	948	934	0.1	948
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.33%	04/2021	861	849	0.1	861
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	745	745	0.1	745
Vetcor Professional Practices LLC^	One stop	L + 6.00%(c)	7.33%	04/2021	725	715	0.1	725
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	285	283	—	285
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	233	232	—	233
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.33%	04/2021	219	211	—	219
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.33%	04/2021	17	13	—	17
Veterinary Specialists of North America, LLC^	One stop	L + 5.25%(c)	6.56%	07/2021	7,406	7,334	0.8	7,406
Veterinary Specialists of North America, LLC	One stop	L + 5.25%(c)	6.58%	07/2021	89	74	—	89
Veterinary Specialists of North America, LLC#	One stop	L + 5.25%(c)	6.56%	07/2021	63	63	—	63
Veterinary Specialists of North America, LLC(4)	One stop	L + 5.25%	N/A(5)	07/2021	—	(2)	—	—
Wetzel’s Pretzels, LLC	One stop	L + 6.75%(a)	7.99%	09/2021	6,472	6,332	0.7	6,472
Wetzel’s Pretzels, LLC(4)	One stop	L + 6.75%	N/A(5)	09/2021	—	(1)	—	—
					73,479	72,560	7.3	70,353

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Printing and Publishing
Brandmuscle, Inc.^	Senior loan	L + 5.00%(c)	6.33%	12/2021	$624	$619	0.1%	$629
Marketo, Inc.	One stop	L + 9.50%(c)	10.83%	08/2021	9,940	9,709	1.0	9,940
Marketo, Inc.(4)	One stop	L + 9.50%	N/A(5)	08/2021	—	(1)	—	—
					10,564	10,327	1.1	10,569
Retail Stores
Batteries Plus Holding Corporation	One stop	L + 6.75%(a)	7.99%	07/2022	13,722	13,440	1.4	13,722
Batteries Plus Holding Corporation(4)	One stop	L + 6.75%	N/A(5)	07/2022	—	(2)	—	—
CVS Holdings I, LP*^#	One stop	L + 6.25%(a)	7.49%	08/2021	22,058	21,773	2.3	22,058
CVS Holdings I, LP*	One stop	L + 6.25%(a)	7.49%	08/2021	318	313	—	318
CVS Holdings I, LP	One stop	L + 6.25%(a)	7.49%	08/2021	34	28	—	34
CVS Holdings I, LP(4)	One stop	L + 6.25%	N/A(5)	08/2020	—	(2)	—	—
Cycle Gear, Inc.^	One stop	L + 6.50%(c)	7.80%	01/2020	10,427	10,321	1.1	10,427
Cycle Gear, Inc.	One stop	L + 6.50%(c)	7.82%	01/2020	607	602	0.1	607
Cycle Gear, Inc.(4)	One stop	L + 6.50%	N/A(5)	01/2020	—	(12)	—	—
DTLR, Inc.*^#	One stop	L + 6.50%(c)	7.81%	08/2022	22,962	22,626	2.4	22,617
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.58%	03/2020	6,942	6,854	0.7	6,957
Elite Sportswear, L.P.	Senior loan	L + 5.00%(c)	6.33%	03/2020	2,792	2,756	0.3	2,779
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.58%	03/2020	1,436	1,423	0.2	1,439
Elite Sportswear, L.P.*	Senior loan	L + 5.25%(c)	6.55%	03/2020	471	467	0.1	472
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.58%	03/2020	218	215	—	218
Elite Sportswear, L.P.*	Senior loan	L + 5.25%(a)	6.49%	03/2020	208	206	—	209
Elite Sportswear, L.P.	One stop	L + 5.00%	N/A(5)	06/2018	—	—	—	—
Elite Sportswear, L.P.(4)	Senior loan	L + 5.00%	N/A(5)	03/2020	—	(5)	—	(4)
Feeders Supply Company, LLC	One stop	L + 5.75%(a)	6.99%	04/2021	5,049	4,966	0.5	5,049
Feeders Supply Company, LLC	Subordinated debt	N/A	12.50% cash/ 7.00% PIK	04/2021	59	59	—	59
Feeders Supply Company, LLC	One stop	L + 5.75%	N/A(5)	04/2021	—	—	—	—
Marshall Retail Group LLC, The^#	One stop	L + 6.00%(c)	7.30%	08/2020	12,023	11,950	1.3	12,023
Marshall Retail Group LLC, The	One stop	P + 4.75%(e)	9.00%	08/2019	293	279	—	293
Mills Fleet Farm Group LLC*^	One stop	L + 5.50%(a)	6.74%	02/2022	1,815	1,723	0.2	1,815
Paper Source, Inc.^#	One stop	L + 6.25%(c)	7.58%	09/2019	12,626	12,558	1.3	12,626
Paper Source, Inc.*	One stop	L + 6.25%(c)	7.58%	09/2019	1,677	1,666	0.2	1,677
Paper Source, Inc.	One stop	P + 5.00%(e)	9.25%	09/2019	525	515	0.1	525
Pet Holdings ULC*^(7)(8)	One stop	L + 5.50%(c)	6.80%	07/2022	14,627	14,394	1.5	14,627
Pet Holdings ULC(7)(8)	One stop	L + 5.50%(c)	6.81%	07/2022	56	55	—	56
Pet Holdings ULC(4)(7)(8)	One stop	L + 5.50%	N/A(5)	07/2022	—	(2)	—	—
PetPeople Enterprises, LLC#	One stop	L + 6.00%(c)	7.32%	09/2023	3,145	3,107	0.3	3,114
PetPeople Enterprises, LLC	One stop	N/A	8.25% PIK	01/2019	155	155	—	155
PetPeople Enterprises, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2023	—	—	—	(1)
PetPeople Enterprises, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2023	—	(1)	—	—
					134,245	132,427	14.0	133,871
Telecommunications
Arise Virtual Solutions, Inc.^	One stop	L + 6.00%(c)	7.33%	12/2018	1,260	1,256	0.1	1,260
Arise Virtual Solutions, Inc.	One stop	L + 6.00%	N/A(5)	12/2018	—	—	—	—
NetMotion Wireless Holdings, Inc.*^#	One stop	L + 6.25%(c)	7.58%	10/2021	7,338	7,249	0.8	7,338
NetMotion Wireless Holdings, Inc.(4)	One stop	L + 6.25%	N/A(5)	10/2021	—	(1)	—	—
					8,598	8,504	0.9	8,598

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Textile and Leather
SHO Holding I Corporation*	Senior loan	L + 5.00%(a)	6.24%	10/2022	$2,233	$2,194	0.2%	$2,233
SHO Holding I Corporation	Senior loan	L + 4.00%(a)(b)	5.24%	10/2021	16	15	—	14
					2,249	2,209	0.2	2,247
Utilities
Arcos, LLC	One stop	L + 6.00%(c)	7.33%	02/2021	3,679	3,629	0.4	3,679
Arcos, LLC	One stop	L + 6.00%	N/A(5)	02/2021	—	—	—	—
Power Plan Holdings, Inc.*^	Senior loan	L + 5.25%(a)	6.49%	02/2022	6,434	6,346	0.7	6,434
PowerPlan Holdings, Inc.*	Senior loan	L + 5.25%(a)	6.49%	02/2022	5,659	5,606	0.5	5,659
PowerPlan Holdings, Inc.(4)	Senior loan	L + 5.25%	N/A(5)	02/2021	—	(6)	—	—
					15,772	15,575	1.6	15,772
Total non-controlled/non-affiliate company debt investments					$1,551,043	$1,531,357	160.2%	$1,534,909
Equity Investments(9)(10)
Aerospace and Defense
NTS Technical Systems	Common stock	N/A	N/A	N/A	2	$1,506	0.1%	$835
NTS Technical Systems	Preferred stock B	N/A	N/A	N/A	—	256	—	275
NTS Technical Systems	Preferred stock A	N/A	N/A	N/A	—	128	—	150
Tresys Technology Holdings, Inc.	Common stock	N/A	N/A	N/A	295	295	—	—
Whitcraft LLC	Common stock	N/A	N/A	N/A	4	375	0.1	375
						2,560	0.2	1,635
Automobile
Polk Acquisition Corp.	LP interest	N/A	N/A	N/A	1	144	—	92
Beverage, Food and Tobacco
Atkins Nutritionals, Inc	LLC interest	N/A	N/A	N/A	57	—	0.1	578
Benihana, Inc.	LLC units	N/A	N/A	N/A	43	699	—	357
C. J. Foods, Inc.	Preferred stock	N/A	N/A	N/A	—	75	—	302
Cafe Rio Holding, Inc.	Common stock	N/A	N/A	N/A	2	224	—	224
Hopdoddy Holdings, LLC	LLC interest	N/A	N/A	N/A	27	130	—	89
Hopdoddy Holdings, LLC	LLC interest	N/A	N/A	N/A	12	36	—	25
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.1	1,012
P&P Food Safety US Acquisition, Inc.	LLC interest	N/A	N/A	N/A	2	204	—	210
Purfoods, LLC	LLC interest	N/A	N/A	N/A	381	381	—	411
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	0.1	580
Rubio’s Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	2	945	0.2	1,951
Tate’s Bake Shop, Inc.	LP interest	N/A	N/A	N/A	462	428	0.1	647
Uinta Brewing Company	LP interest	N/A	N/A	N/A	462	462	—	—
						4,325	0.6	6,386
Buildings and Real Estate
Brooks Equipment Company, LLC	Common stock	N/A	N/A	N/A	10	1,021	0.1	1,502
Chemicals, Plastics and Rubber
Flexan, LLC	Preferred stock A	N/A	N/A	N/A	—	90	0.1	108
Flexan, LLC	Common stock	N/A	N/A	N/A	1	—	—	17
						90	0.1	125

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Diversified/Conglomerate Manufacturing
Chase Industries, Inc.	LLC units	N/A	N/A	N/A	1	$1,186	0.2%	$2,131
Inventus Power, Inc.	Preferred stock	N/A	N/A	N/A	—	370	—	—
Inventus Power, Inc.	Common stock	N/A	N/A	N/A	—	—	—	—
Reladyne, Inc.	LP interest	N/A	N/A	N/A	—	249	0.1	463
Sunless Merger Sub, Inc.	LP interest	N/A	N/A	N/A	160	160	—	—
						1,965	0.3	2,594
Diversified/Conglomerate Service
Accela, Inc.	LLC units	N/A	N/A	N/A	296	296	—	296
Actiance, Inc.	Warrant	N/A	N/A	N/A	510	122	—	178
Agility Recovery Solutions Inc.	Preferred stock	N/A	N/A	N/A	67	341	0.1	429
Bomgar Corporation	Common stock	N/A	N/A	N/A	—	107	—	120
Bomgar Corporation	Common stock	N/A	N/A	N/A	72	1	—	6
DISA Holdings Acquisition Subsidiary Corp.	Common stock	N/A	N/A	N/A	—	154	—	150
HealthcareSource HR, Inc.	LLC interest	N/A	N/A	N/A	—	348	0.1	371
Host Analytics, Inc.	Warrant	N/A	N/A	N/A	347	130	—	277
Marathon Data Operating Co., LLC	LLC units	N/A	N/A	N/A	1	264	0.1	550
Marathon Data Operating Co., LLC	LLC units	N/A	N/A	N/A	1	264	0.1	986
Maverick Bidco Inc.	LLC units	N/A	N/A	N/A	1	369	0.1	369
MMan Acquisition Co.	LP interest	N/A	N/A	N/A	263	263	—	263
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	—	417	0.1	459
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	103	4	—	4
Secure-24, LLC	LLC units	N/A	N/A	N/A	263	148	0.1	802
Switchfly, Inc.	Warrant	N/A	N/A	N/A	60	85	—	136
Vendavo, Inc.	Preferred stock	N/A	N/A	N/A	894	894	0.1	831
Verisys Corporation	LLC interest	N/A	N/A	N/A	261	261	—	284
Vitalyst, LLC	Preferred stock A	N/A	N/A	N/A	—	61	—	58
Vitalyst, LLC	Common stock	N/A	N/A	N/A	1	7	—	—
Workforce Software, LLC	LLC units	N/A	N/A	N/A	308	308	—	357
Xmatters, Inc. and Alarmpoint, Inc.	Warrant	N/A	N/A	N/A	43	34	—	31
						4,878	0.8	6,957
Ecological
Pace Analytical Services, LLC	LLC units	N/A	N/A	N/A	3	304	—	364
						304	—	364
Electronics
Diligent Corporation(11)	Preferred stock	N/A	N/A	N/A	83	66	—	121
Gamma Technologies, LLC	LLC units	N/A	N/A	N/A	1	134	—	331
Project Silverback Holdings Corp.	Preferred stock	N/A	N/A	N/A	3	6	—	256
SEI, Inc.	LLC units	N/A	N/A	N/A	340	265	0.1	482
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	—	122	—	1
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	1	14	—	—
						607	0.1	1,191
Grocery
MyWebGrocer, Inc.	LLC units	N/A	N/A	N/A	1,418	1,446	0.2	2,064
MyWebGrocer, Inc.	Preferred stock	N/A	N/A	N/A	71	165	—	268
						1,611	0.2	2,332

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare
Active Day, Inc.	LLC interest	N/A	N/A	N/A	1	$614	0.1%	$718
Acuity Eyecare Holdings, LLC	LLC interest	N/A	N/A	N/A	198	198	—	247
ADCS Clinics Intermediate Holdings, LLC	Preferred stock	N/A	N/A	N/A	1	579	0.1	467
ADCS Clinics Intermediate Holdings, LLC	Common stock	N/A	N/A	N/A	—	6	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	8	829	—	—
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	1	64	—	—
BIORECLAMATIONIVT, LLC	LLC interest	N/A	N/A	N/A	—	407	0.1	614
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	28	—	36
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	11	—	12
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	—	—	12
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	8,637	864	0.1	938
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	87	9	—	—
Deca Dental Management LLC	LLC units	N/A	N/A	N/A	357	357	0.1	410
Dental Holdings Corporation	LLC units	N/A	N/A	N/A	805	805	0.1	550
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	18	182	—	149
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	18	—	—	—
Eyecare Services Partners Holdings LLC	LLC units	N/A	N/A	N/A	—	133	—	133
Eyecare Services Partners Holdings LLC	LLC units	N/A	N/A	N/A	—	1	—	1
G & H Wire Company, Inc.	LLC interest	N/A	N/A	N/A	148	148	—	148
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	1	458	0.1	358
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	—	417	—	328
Kareo, Inc.	Warrant	N/A	N/A	N/A	22	160	—	160
Katena Holdings, Inc.	LLC units	N/A	N/A	N/A	—	387	—	258
Lombart Brothers, Inc.	Common stock	N/A	N/A	N/A	—	132	—	176
MWD Management, LLC & MWD Services, Inc.	LLC interest	N/A	N/A	N/A	121	121	—	121
Oliver Street Dermatology Holdings, LLC	LLC units	N/A	N/A	N/A	234	234	0.1	313
Pentec Acquisition Sub, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	248
Pinnacle Treatment Centers, Inc.	Preferred stock	N/A	N/A	N/A	—	221	—	227
Pinnacle Treatment Centers, Inc.	Common stock	N/A	N/A	N/A	2	2	—	—
Radiology Partners, Inc.	LLC units	N/A	N/A	N/A	43	85	—	100
Reliant Pro ReHab, LLC	Preferred stock A	N/A	N/A	N/A	2	183	0.1	869
RXH Buyer Corporation	LP interest	N/A	N/A	N/A	7	683	—	239
Sage Dental Management, LLC	LLC units	N/A	N/A	N/A	—	249	0.1	370
Sage Dental Management, LLC	LLC units	N/A	N/A	N/A	3	3	—	134
SLMP, LLC	LLC interest	N/A	N/A	N/A	256	256	—	256
Spear Education, LLC	LLC units	N/A	N/A	N/A	—	62	—	71
Spear Education, LLC	LLC units	N/A	N/A	N/A	1	1	—	23
SSH Corporation	Common stock	N/A	N/A	N/A	—	40	—	61
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	688
U.S. Renal Care, Inc.	LP interest	N/A	N/A	N/A	1	2,665	0.1	1,153
WHCG Management, LLC	LLC interest	N/A	N/A	N/A	—	220	—	217
Young Innovations, Inc.	LLC units	N/A	N/A	N/A	—	236	—	183
Young Innovations, Inc.	Common stock	N/A	N/A	N/A	2	—	—	234
						12,647	1.2	11,222

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Insurance
Captive Resources Midco, LLC	LLC units	N/A	N/A	N/A	1	$—	0.1%	$346
Internet Pipeline, Inc.(11)	Preferred stock	N/A	N/A	N/A	—	72	—	87
Internet Pipeline, Inc.	Common stock	N/A	N/A	N/A	44	1	—	143
						73	0.1	576
Leisure, Amusement, Motion Pictures, Entertainment
LMP TR Holdings, LLC	LLC units	N/A	N/A	N/A	712	712	—	509
PADI Holdco, Inc.	LLC units	N/A	N/A	N/A	—	414	—	414
Titan Fitness, LLC	LLC units	N/A	N/A	N/A	7	712	0.1	826
						1,838	0.1	1,749
Personal and Non Durable Consumer Products (Mfg. Only)
Georgica Pine Clothiers, LLC	LLC interest	N/A	N/A	N/A	11	106	—	103
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	210	0.1	866
Team Technologies Acquisition Company	Common stock	N/A	N/A	N/A	—	114	—	297
						430	0.1	1,266
Personal, Food and Miscellaneous Services
Community Veterinary Partners, LLC	Common stock	N/A	N/A	N/A	1	147	0.1	153
R.G. Barry Corporation	Preferred stock A	N/A	N/A	N/A	—	161	—	108
Southern Veterinary Partners, LLC	LLC units	N/A	N/A	N/A	—	38	—	37
Southern Veterinary Partners, LLC	LLC units	N/A	N/A	N/A	40	2	—	2
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	766	459	0.1	510
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	85	85	0.1	1,027
Veterinary Specialists of North America, LLC	LLC units	N/A	N/A	N/A	—	106	—	141
Wetzel’s Pretzels, LLC	Common stock	N/A	N/A	N/A	—	160	—	186
						1,158	0.3	2,164
Printing and Publishing
Brandmuscle, Inc.	LLC interest	N/A	N/A	N/A	—	240	—	236
Retail Stores
Barcelona Restaurants, LLC	LP interest	N/A	N/A	N/A	1,996	—	0.7	6,945
Batteries Plus Holding Corporation	LLC units	N/A	N/A	N/A	5	529	0.1	685
Cycle Gear, Inc.	LLC interest	N/A	N/A	N/A	19	248	0.1	379
DTLR, Inc.	LLC interest	N/A	N/A	N/A	4	411	0.1	573
Elite Sportswear, L.P.	LLC interest	N/A	N/A	N/A	—	158	—	97
Feeders Supply Company, LLC	Preferred stock	N/A	N/A	N/A	2	192	—	219
Feeders Supply Company, LLC	Common stock	N/A	N/A	N/A	—	—	—	105
Marshall Retail Group LLC, The	LLC units	N/A	N/A	N/A	15	154	—	82
Paper Source, Inc.	Common stock	N/A	N/A	N/A	8	1,387	0.1	911
Pet Holdings ULC(7)(8)	LP interest	N/A	N/A	N/A	455	386	—	469
						3,465	1.1	10,465
Utilities
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	—	260	—	260
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	152	3	0.1	268
						263	0.1	528
Total non-controlled/non-affiliate company equity investments						$37,619	5.4%	$51,384
Total non-controlled/non-affiliate company investments					$1,551,043	$1,568,976	165.6%	$1,586,293

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Non-controlled affiliate company investments(12)
Debt investments
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*(7)	One stop	L + 11.00%(a)	10.25% cash/ 2.00% PIK	08/2018	$4,438	$4,435	0.4%	$3,551
Benetech, Inc.(7)	One stop	P + 9.75%(a)(e)	11.96% cash/ 2.00% PIK	08/2018	371	371	—	146
					4,809	4,806	0.4	3,697
Total non-controlled affiliate company debt investments					$4,809	$4,806	0.4%	$3,697
Equity Investments(9)(10)
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.(7)	LLC interest	N/A	N/A	N/A	—	$—	—%	$10
Benetech, Inc.(7)	LLC interest	N/A	N/A	N/A	—	—	—	—
						—	—	10
Total non-controlled affiliate company equity investments						$—	—%	$10
Total non-controlled affiliate company investments					$4,809	$4,806	0.4%	$3,707
Controlled affiliate company investments(13)
Equity Investments(9)
Investment Funds and Vehicles
Senior Loan Fund LLC(7)(14)	LLC interest	N/A	N/A		—	$97,457	9.9%	$95,015
Total controlled affiliate company equity investments						$97,457	9.9%	$95,015
Total investments					$1,555,852	$1,671,239	175.9%	$1,685,015
Cash, cash equivalents and restricted cash and cash equivalents
Cash and restricted cash						$48,733	5.1%	$48,733
BlackRock Liquidity Funds T-Fund Institutional Shares (CUSIP 09248U718)			0.91%(15)			13,825	1.4	13,825
Total cash, cash equivalents and restricted cash and cash equivalents						$62,558	6.5%	$62,558
Total investments and cash, cash equivalents and restricted cash and cash equivalents						$1,733,797	182.4%	$1,747,573

*
Denotes that all or a portion of the loan secures the notes offered in the 2010 Debt Securitization (as defined in Note 6).

^
Denotes that all or a portion of the loan secures the notes offered in the 2014 Debt Securitization (as defined in Note 6).

#
Denotes that all or a portion of the loan collateralizes the Credit Facility (as defined in Note 6).

(1)
The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at September 30, 2017. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable. Listed below are the index rates as of September 29, 2017. The actual index rate for each loan listed may not be the applicable index rate outstanding as of September 30, 2017, as the loan may have priced or repriced based on an index rate prior to September 29, 2017, which was the last business day of the period on which LIBOR was determined.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

(a)
Denotes that all or a portion of the loan was indexed to the 30-day LIBOR, which was 1.23% as of September 29, 2017.

(b)
Denotes that all or a portion of the loan was indexed to the 60-day LIBOR, which was 1.27% as of September 29, 2017.

(c)
Denotes that all or a portion of the loan was indexed to the 90-day LIBOR, which was 1.33% as of September 29, 2017.

(d)
Denotes that all or a portion of the loan was indexed to the 180-day LIBOR, which was 1.51% as of September 29, 2017.

(e)
Denotes that all or a portion of the loan was indexed to the Prime rate, which was 4.25% as of September 29, 2017.

(2)
For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of September 30, 2017.

(3)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(4)
The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.

(5)
The entire commitment was unfunded as of September 30, 2017. As such, no interest is being earned on this investment.

(6)
Loan was on non-accrual status as of September 30, 2017, meaning that the Company has ceased recognizing interest income on the loan.

(7)
The investment is treated as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of September 30, 2017, total non-qualifying assets at fair value represented 6.7% of the Company’s assets calculated in accordance with the 1940 Act.

(8)
The headquarters of this portfolio company is located in Canada.

(9)
Equity investments are non-income producing securities unless otherwise noted.

(10)
Ownership of certain equity investments may occur through a holding company or partnership.

(11)
The Company holds an equity investment that entitles it to receive preferential dividends

(12)
As defined in the 1940 Act, the Company is deemed to be an “affiliated person” of the company as the Company along with affiliated entities owns five percent or more of the portfolio company’s securities. Transactions related to investments in non-controlled affiliates for the year ended September 30, 2017 were as follows:

Portfolio Company	Fair value as of September 30, 2016	Purchases (cost)(f)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value as of September 30, 2017	Net realized gain/(loss)	Interest and fee income	Dividend income
Benetech, Inc.(g)	$—	$17	$(68)	$3,738	$2	$18	$3,707	$—	$113	$—
Competitor Group, Inc.	9,618	491	(15,615)	—	278	5,228	—	(6,442)	1,023	—
Total Non-Controlled Affiliates	$9,618	$508	$(15,683)	$3,738	$280	$5,246	$3,707	$(6,442)	$1,136	$—

(f)
Purchases at cost includes amounts related to PIK interest capitalized and added to the principal balance of the respective loans.

(g)
During the three months ended September 30, 2017, the Company’s ownership increased to over five percent of the portfolio company’s voting securities.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

(13)
As defined in the 1940 Act, the Company is deemed to be both an “affiliated person” of and “control” this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Transactions related to investments in controlled affiliates for the year ended September 30, 2017 were as follows:

Portfolio Company	Fair value as of September 30, 2016	Purchases (cost)(h)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value as of September 30, 2017	Net realized gain/(loss)	Interest and fee income	Dividend income
Senior Loan Fund LLC(i)	$104,228	$96,688	$(107,870)	$—	$—	$1,969	$95,015	$—	$1,639	$4,929
Total Controlled Affiliates	$104,228	$96,688	$(107,870)	$—	$—	$1,969	$95,015	$—	$1,639	$4,929

(h)
Purchases at cost includes amounts related to PIK interest capitalized and added to the principal balance of the respective loans.

(i)
Together with RGA, the Company co-invests through SLF. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee consisting of two representatives of the Company and RGA (with unanimous approval required from (i) one representative of each of the Company and RGA or (ii) both representatives of each of the Company and RGA). Therefore, although the Company owns more than 25% of the voting securities of SLF, the Company does not believe that it has control over SLF for purposes of the 1940 Act or otherwise.

(14)
The Company receives quarterly profit distributions from its equity investment in SLF. See note 4. Investments.

(15)
The rate shown is the annualized seven-day yield as of September 30, 2017.

(16)
The fair value of the investment was valued using significant unobservable inputs. See Note 5. Fair Value Measurements.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)
Note 1. Organization
Golub Capital BDC, Inc. (“GBDC” and, collectively with its subsidiaries, the “Company”) is an externally managed, closed-end, non-diversified management investment company. GBDC has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, GBDC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
The Company’s investment strategy is to invest primarily in senior secured and one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans) loans of U.S. middle-market companies. The Company may also selectively invest in second lien and subordinated (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans of, and warrants and minority equity securities in, U.S. middle-market companies. The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with GC Advisors LLC (the “Investment Adviser”), under which the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, the Company. Under an administration agreement (the “Administration Agreement”) the Company is provided with certain services by an administrator (the “Administrator”), which is currently Golub Capital LLC.
Note 2. Significant Accounting Policies and Recent Accounting Updates
Basis of presentation:   The Company is an investment company as defined in the accounting and reporting guidance under Accounting Standards Codification (“ASC”) Topic 946 — Financial Services —  Investment Companies (“ASC Topic 946”).
The accompanying interim consolidated financial statements of the Company and related financial information have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Articles 6, 10 and 12 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments and reclassifications consisting solely of normal accruals that are necessary for the fair presentation of financial results as of and for the periods presented. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation. The unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto in the Company’s Form 10-K for the year ended September 30, 2017, as filed with the U.S. Securities and Exchange Commission (the Commission or the SEC).
Fair value of financial instruments:    The Company applies fair value to all of its financial instruments in accordance with ASC Topic 820 — Fair Value Measurement (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC Topic 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.
The availability of observable inputs can vary depending on the financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market and the current market conditions. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments classified as Level 3.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

Any changes to the valuation methodology are reviewed by management and the Company’s board of directors (the “Board”) to confirm that the changes are appropriate. As markets change, new products develop and the pricing for products becomes more or less transparent, the Company will continue to refine its valuation methodologies. See Note 5.
Use of estimates:   The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Consolidation:    As provided under Regulation S-X and ASC Topic 946, the Company will generally not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries Golub Capital BDC 2010-1 Holdings LLC (“Holdings”), Golub Capital BDC 2010-1 LLC (“2010 Issuer”), Golub Capital BDC CLO 2014 LLC (“2014 Issuer”), Golub Capital BDC Funding LLC (“Funding”), Golub Capital BDC Holdings, LLC (“BDC Holdings”), GC SBIC IV, L.P. (“SBIC IV”), GC SBIC V, L.P. (“SBIC V”) and GC SBIC VI, L.P. (“SBIC VI”). The Company does not consolidate its non-controlling interest in SLF. See further description of the Company’s investment in SLF in Note 4.
Assets related to transactions that do not meet ASC Topic 860 — Transfers and Servicing (“ASC Topic 860”) requirements for accounting sale treatment are reflected in the Company’s Consolidated Statements of Financial Condition as investments. Those assets are owned by special purpose entities, including 2010 Issuer, 2014 Issuer and Funding, that are consolidated in the Company’s consolidated financial statements. The creditors of the special purpose entities have received security interests in such assets and such assets are not intended to be available to the creditors of GBDC (or any affiliate of GBDC).
Cash and cash equivalents:   Cash and cash equivalents are highly liquid investments with an original maturity of three months or less at the date of acquisition. The Company deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.
Restricted cash and cash equivalents:   Restricted cash and cash equivalents include amounts that are collected and are held by trustees who have been appointed as custodians of the assets securing certain of the Company’s financing transactions. Restricted cash and cash equivalents are held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets. In addition, restricted cash and cash equivalents include amounts held within the Company’s small business investment company (“SBIC”) subsidiaries. The amounts held within the SBICs are generally restricted to the originations of new loans by the SBICs and the payment of U.S. Small Business Administration (“SBA”) debentures and related interest expense.
Revenue recognition:
Investments and related investment income:   Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments.
Loan origination fees, original issue discount and market discount or premium are capitalized, and the Company accretes or amortizes such amounts over the life of the loan as interest income. For the three months ended December 31, 2017 and 2016, interest income included $2,709 and $1,807, respectively, of accretion of discounts. For the three months ended December 31, 2017 and 2016, the Company received loan origination fees of  $2,069 and $1,914, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, the Company will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. For the three months ended December 31, 2017 and 2016, the Company recorded PIK income of  $285 and $567, respectively, and received PIK payments in cash of  $2 and $0, respectively.
In addition, the Company may generate revenue in the form of amendment, structuring or due diligence fees, fees for providing managerial assistance, consulting fees and prepayment premiums on loans. The Company records these fees as fee income when received. All other income is recorded into income when earned. For the three months ended December 31, 2017 and 2016, fee income included $435 and $166, respectively, of prepayment premiums, which fees are non-recurring.
For the three months ended December 31, 2017 and 2016, the Company received interest and fee income in cash, which excludes capitalized loan origination fees, in the amounts of  $30,631 and $30,843 respectively.
Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. For the three months ended December 31, 2017 and 2016, the Company recorded dividend income of  $2,562 and $898, respectively, and return of capital distributions, excluding the Company’s investment in LLC equity interests in SLF, of  $308 and $191, respectively, and return of capital distributions from the Company’s investment in LLC equity interest in SLF of  $4,200 and $0, respectively.
Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the Consolidated Statements of Operations.
Non-accrual loans:   A loan may be left on accrual status during the period the Company is pursuing repayment of the loan. Management reviews all loans that become 90 days or more past due on principal and interest, or when there is reasonable doubt that principal or interest will be collected, for possible placement on non-accrual status. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, payments are likely to remain current. The total fair value of non-accrual loans was $1,825 and $2,955 as of December 31, 2017 and September 30, 2017, respectively.
Partial loan sales:   The Company follows the guidance in ASC Topic 860 when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

interest remain on the Company’s Consolidated Statements of Financial Condition and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. See Note 6 for additional information.
Income taxes:   The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify and be subject to tax as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute dividends for U.S. federal income tax purposes to its stockholders of an amount generally at least equal to 90% of investment company taxable income, as defined by the Code and determined without regard to any deduction for dividends paid, for each tax year. The Company has made, and intends to continue to make, the requisite distributions to its stockholders, which will generally relieve the Company from U.S. federal income taxes with respect to all income distributed to its stockholders.
Depending on the level of taxable income earned in a tax year, the Company may choose to retain taxable income in excess of current year dividend distributions, and would distribute such taxable income in the next tax year. The Company may then be required to incur a 4% excise tax on such income. To the extent that the Company determines that its estimated current year annual taxable income, determined on a calendar year basis, could exceed estimated current calendar year dividend distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For the three months ended December 31, 2017 and 2016, $0 and $10, respectively, was incurred for U.S. federal excise tax.
The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes (“ASC Topic 740”). ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or tax benefit in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. There were no material unrecognized tax benefits or unrecognized tax liabilities related to uncertain income tax positions through December 31, 2017. The Company’s tax returns for the 2014 through 2016 tax years remain subject to examination by U.S. federal and most state tax authorities.
Dividends and distributions:   Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend or distribution is determined by the Board each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are distributed at least annually, although the Company may decide to retain such capital gains for investment.
The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of any distributions the Company declares in cash on behalf of its stockholders, unless a stockholder elects to receive cash. As a result, if the Board authorizes and the Company declares a cash distribution, then stockholders who participate in the DRIP will have their cash distribution reinvested in additional shares of the Company’s common stock, rather than receiving the cash distribution. The Company may use newly issued shares under the guidelines of the DRIP (if the Company’s shares are trading at a premium to net asset value), or the Company may purchase shares in the open market in connection with the obligations

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

under the plan. In particular, if the Company’s shares are trading at a significant discount to net asset value (“NAV”) and the Company is otherwise permitted under applicable law to purchase such shares, the Company intends to purchase shares in the open market in connection with any obligations under the DRIP.
In the event the market price per share of the Company’s common stock on the date of a distribution exceeds the most recently computed NAV per share of the common stock, the Company will issue shares of common stock to participants in the DRIP at the greater of the most recently computed NAV per share of common stock or 95% of the current market price per share of common stock (or such lesser discount to the current market price per share that still exceeds the most recently computed NAV per share of common stock).
Share repurchase plan:   The Company has a share repurchase program (the “Program”) which allows the Company to repurchase up to $75,000 of the Company’s outstanding common stock on the open market at prices below the Company’s NAV as reported in its most recently published consolidated financial statements. The Board most recently reapproved the Program in August 2017 and the Program may be implemented at the discretion of management. The shares may be purchased from time to time at prevailing market prices, through open market transactions, including block transactions. The Company did not make any repurchases of its common stock during the three months ended December 31, 2017 and 2016.
Deferred debt issuance costs:   Deferred debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. As of December 31, 2017 and September 30, 2017, the Company had deferred debt issuance costs of  $3,514 and $4,273, respectively. These amounts are amortized and included in interest expense in the Consolidated Statements of Operations over the estimated average life of the borrowings. Amortization expense for the three months ended December 31, 2017 and 2016 was $794 and $849, respectively.
Deferred offering costs:   Deferred offering costs consist of fees paid in relation to legal, accounting, regulatory and printing work completed in preparation of equity offerings. Deferred offering costs are charged against the proceeds from equity offerings when received. As of December 31, 2017 and September 30, 2017, deferred offering costs, which are included in other assets on the Consolidated Statements of Financial Condition, were $111 and $111, respectively.
Accounting for derivative instruments:   The Company does not utilize hedge accounting and marks its derivatives, if any, to market through a net change in unrealized appreciation (depreciation) on derivative instruments in the Consolidated Statements of Operations.
Recent accounting pronouncements:   In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash Restricted Cash, a consensus of the FASB Emerging Issues Task Force, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for annual reporting periods, and the interim periods within those periods, beginning after December 15, 2017. The Company adopted the ASU, which did not have a material impact on the Company’s consolidated financial statements. Prior to adoption, the Company presented the change in restricted cash and cash equivalents separately as a cash flow from investing activity. Upon adoption, the Company included the restricted cash and cash equivalents in each of the balances of the cash, cash equivalents and restricted cash and cash equivalents at the beginning of and end of periods and included the change in restricted cash and cash equivalents as part of the net change in cash, cash equivalents and restricted cash and cash equivalents in the Consolidated Statements of Cash Flows and retrospectively restated the three months ended December 31, 2016.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions
Investment Advisory Agreement:   Under the Investment Advisory Agreement, the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, GBDC. The Board most recently reapproved the Investment Advisory Agreement in May 2017. The Investment Adviser is a registered investment adviser with the Securities and Exchange Commission (the “SEC”). The Investment Adviser receives fees for providing services, consisting of two components, a base management fee and an Incentive Fee (as defined below).
The base management fee is calculated at an annual rate equal to 1.375% of average adjusted gross assets at the end of the two most recently completed calendar quarters (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and is payable quarterly in arrears. Additionally, the Investment Adviser is voluntarily excluding assets funded with secured borrowing proceeds from the base management fee. The base management fee is adjusted, based on the actual number of days elapsed relative to the total number of days in such calendar quarter, for any share issuances or repurchases during such calendar quarter. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase (which is different than the GAAP definition, which defines cash equivalents as U.S. government securities and commercial paper instruments maturing within 90 days of purchase). To the extent that the Investment Adviser or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of the Company, the base management fee will be reduced by an amount equal to the product of  (1) the total fees paid to the Investment Adviser by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by the Company.
The Company has structured the calculation of the Incentive Fee to include a fee limitation such that an Incentive Fee for any quarter can only be paid to the Investment Adviser if, after such payment, the cumulative Incentive Fees paid to the Investment Adviser since April 13, 2010, the effective date of the Company’s election to become a BDC, would be less than or equal to 20.0% of the Company’s Cumulative Pre-Incentive Fee Net Income (as defined below).
The Company accomplishes this limitation by subjecting each quarterly Incentive Fee payable under the Income and Capital Gain Incentive Fee Calculation (as defined below) to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative Incentive Fees of any kind paid to the Investment Adviser by GBDC since April 13, 2010. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no Incentive Fee would be payable in that quarter. If, for any relevant period, the Incentive Fee Cap calculation results in the Company paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by GBDC and will not be received by the Investment Adviser as an Incentive Fee either at the end of such relevant period or at the end of any future period. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010.
“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions – (continued)

quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and the Administration Agreement, any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, accrued income that the Company has not yet received in cash.
Incentive Fees are calculated and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date).
The income and capital gains incentive fee calculation (the “Income and Capital Gain Incentive Fee Calculation”) has two parts, the income component (the “Income Incentive Fee”) and the capital gains component (the “Capital Gain Incentive Fee” and, together with the Income Incentive Fee, the “Incentive Fee”). The Income Incentive Fee is calculated quarterly in arrears based on the Company’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.
For the three months ended December 31, 2017 and 2016, the Income Incentive Fee incurred was $2,158 and $1,611, respectively.
Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the Income Incentive Fee, it is possible that an Incentive Fee may be calculated under this formula with respect to a period in which the Company has incurred a loss. For example, if the Company receives Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the Income Incentive Fee will result in a positive value and an Incentive Fee will be paid even if the Company has incurred a loss in such period due to realized and/or unrealized capital losses unless the payment of such Incentive Fee would cause the Company to pay Incentive Fees on a cumulative basis that exceed the Incentive Fee Cap. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less indebtedness and before taking into account any Incentive Fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, the Company may be able to invest funds in debt instruments that provide for a higher return, which would increase Pre-Incentive Fee Net Investment Income and make it easier for the Investment Adviser to surpass the fixed hurdle rate and receive an Incentive Fee based on such net investment income.
The Company’s Pre-Incentive Fee Net Investment Income used to calculate this part of the Incentive Fee is also included in the amount of its total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee annual rate.
The Company calculates the Income Incentive Fee with respect to its Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:
•
Zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;

•
100% of the Company’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. This portion of the Company’s Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) is referred to as the “catch-up”

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions – (continued)

provision. The catch-up is meant to provide the Investment Adviser with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if the Company’s Pre-Incentive Fee Net Investment Income exceeds 2.5% in any calendar quarter; and
•
20.0% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The Capital Gain Incentive Fee equals (a) 20.0% of the Company’s Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), which commenced with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. The Company’s “Capital Gain Incentive Fee Base” equals (1) the sum of  (i) realized capital gains, if any, on a cumulative positive basis from the date the Company elected to become a BDC through the end of each calendar year, (ii) all realized capital losses on a cumulative basis and (iii) all unrealized capital depreciation on a cumulative basis less (2) all unamortized deferred debt issuance costs, if and to the extent such costs exceed all unrealized capital appreciation on a cumulative basis.
•
The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Company’s portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

•
The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

•
The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company’s portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

In accordance with GAAP, the Company also is required to include the aggregate unrealized capital appreciation on investments in the calculation and accrue a capital gain incentive fee on a quarterly basis as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. If the Capital Gain Incentive Fee Base, adjusted as required by GAAP to include unrealized appreciation, is positive at the end of a period, then GAAP requires the Company to accrue a capital gain incentive fee equal to 20% of such amount, less the aggregate amount of the actual Capital Gain Incentive Fees paid and capital gain incentive fees accrued under GAAP in all prior periods. If such amount is negative, then there is no accrual for such period. The resulting accrual under GAAP in a given period may result in additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. There can be no assurance that such unrealized capital appreciation will be realized in the future. For the three months ended December 31, 2017 and 2016, the Company accrued a capital gain incentive fee of  $713 and $480, respectively, which accruals are included in incentive fee in the Consolidated Statements of Operations. As of December 31, 2017 and September 30, 2017, included in management and incentive fees payable on the Consolidated Statements of Financial Condition were $7,609 and $6,896, respectively, for cumulative accruals for capital gain incentive fees under GAAP, including the amounts payable pursuant to the Investment Advisory Agreement describes above.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions – (continued)

As December 31, 2017 and September 30, 2017 the Capital Gain Incentive Fee payable as calculated under the Investment Advisory Agreement (as described above) was $1,196 and $0, respectively. However, in accordance with GAAP, the accrual for the Capital Gain Incentive Fee was $7,609 and $6,896 as of December 31, 2017 and September 30, 2017, respectively. The accrual for the Capital Gains Incentive Fee is included in management and incentive fees payable on the Consolidated Statements of Financial Condition.
The sum of the Income Incentive Fee and the Capital Gain Incentive Fee is the “Incentive Fee.”
Administration Agreement:   Under the Administration Agreement, the Administrator furnishes the Company with office facilities and equipment, provides the Company with clerical, bookkeeping and record keeping services at such facilities and provides the Company with other administrative services as the Administrator, subject to review by the Board, determines necessary to conduct the Company’s day-to-day operations. GBDC reimburses the Administrator the allocable portion of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, fees and expenses associated with performing compliance functions and GBDC’s allocable portion of the cost of its chief financial officer and chief compliance officer and their respective staffs. The Board reviews such expenses to determine that these expenses are reasonable and comparable to administrative services charged by unaffiliated third party asset managers. Under the Administration Agreement, the Administrator also provides, on the Company’s behalf, managerial assistance to those portfolio companies to which the Company is required to provide such assistance and will be paid an additional amount based on the cost of the services provided, which amount shall not exceed the amount the Company receives from such portfolio companies.
Included in accounts payable and accrued expenses is $618 and $620 as of December 31, 2017 and September 30, 2017, respectively, for accrued allocated shared services under the Administration Agreement.
Other related party transactions:   The Administrator pays for certain unaffiliated third-party expenses incurred by the Company. Such expenses include postage, printing, office supplies, rating agency fees and professional fees. These expenses are not marked-up and represent the same amount the Company would have paid had the Company paid the expenses directly. These expenses are subsequently reimbursed in cash.
Total expenses reimbursed to the Administrator during the three months ended December 31, 2017 and 2016 were $799 and $582, respectively.
As of December 31, 2017 and September 30, 2017, included in accounts payable and accrued expenses were $521 and $799, respectively, for accrued expenses paid on behalf of the Company by the Administrator.
On June 22, 2016, the Company entered into an unsecured revolving credit facility with the Investment Adviser (the “Adviser Revolver”), with a maximum credit limit of  $20,000 and expiration date of June 22, 2019. Refer to Note 6 for discussion of the Adviser Revolver.
During the three months ended December 31, 2017 and 2016, the Company sold $0 and $38,307, respectively, of investments and unfunded commitments to SLF at fair value and recognized $0 and $266, respectively, of net realized gains.
During the three months ended December 31, 2017 and 2016, SLF incurred an administrative service fee of  $113 and $127, respectively, to reimburse the Administrator for expenses pursuant to an administrative and loan services agreement by and between SLF and the Administrator.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments
Investments as of December 31, 2017 and September 30, 2017 consisted of the following:
	As of December 31, 2017			As of September 30, 2017
	Principal	Amortized Cost	Fair Value	Principal	Amortized Cost	Fair Value
Senior secured	$196,141	$194,188	$193,459	$197,734	$195,790	$195,029
One stop	1,391,720	1,374,113	1,380,000	1,348,625	1,331,008	1,334,084
Second lien	9,435	9,314	9,435	9,434	9,306	9,434
Subordinated debt	60	60	60	59	59	59
LLC equity interests in SLF(1)	N/A	93,257	91,591	N/A	97,457	95,015
Equity	N/A	36,341	48,827	N/A	37,619	51,394
Total	$1,597,356	$1,707,273	$1,723,372	$1,555,852	$1,671,239	$1,685,015

(1)
SLF’s proceeds from the LLC equity interests invested in SLF were utilized by SLF to invest in senior secured loans.

The following tables show the portfolio composition by geographic region at amortized cost and fair value as a percentage of total investments in portfolio companies. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business.
	As of December 31, 2017		As of September 30, 2017
Amortized Cost:
United States
Mid-Atlantic	$329,384	19.3%	$341,612	20.4%
Midwest	384,297	22.5	405,901	24.3
West	289,247	16.9	266,546	16.0
Southeast	378,522	22.2	354,663	21.2
Southwest	154,839	9.1	153,520	9.2
Northeast	156,145	9.1	134,164	8.0
Canada	14,839	0.9	14,833	0.9
Total	$1,707,273	100.0%	$1,671,239	100.0%
Fair Value:
United States
Mid-Atlantic	$327,788	19.0%	$339,358	20.1%
Midwest	384,993	22.3	406,694	24.1
West	291,581	16.9	270,185	16.0
Southeast	380,658	22.1	356,846	21.2
Southwest	156,648	9.1	152,312	9.1
Northeast	166,545	9.7	144,468	8.6
Canada	15,159	0.9	15,152	0.9
Total	$1,723,372	100.0%	$1,685,015	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

The industry compositions of the portfolio at amortized cost and fair value as of December 31, 2017 and September 30, 2017 were as follows:
	As of December 31, 2017		As of September 30, 2017
Amortized Cost:
Aerospace and Defense	$41,164	2.4%	$59,296	3.6%
Automobile	14,432	0.9	16,507	1.0
Banking	17,240	1.0	17,144	1.0
Beverage, Food and Tobacco	106,044	6.2	105,466	6.3
Broadcasting and Entertainment	1,454	0.1	1,458	0.1
Buildings and Real Estate	65,238	3.8	66,317	4.0
Chemicals, Plastics and Rubber	2,412	0.2	2,407	0.1
Diversified/Conglomerate Manufacturing	98,428	5.8	98,121	5.9
Diversified/Conglomerate Service	319,353	18.7	287,765	17.2
Ecological	18,109	1.1	18,081	1.1
Electronics	89,483	5.2	84,454	5.1
Grocery	15,742	0.9	15,876	0.9
Healthcare, Education and Childcare	347,207	20.3	336,386	20.1
Home and Office Furnishings, Housewares, and Durable Consumer	16,003	0.9	16,906	1.0
Hotels, Motels, Inns, and Gaming	9,873	0.6	9,889	0.6
Insurance	43,773	2.6	34,225	2.1
Investment Funds and Vehicles	93,257	5.5	97,457	5.8
Leisure, Amusement, Motion Pictures, Entertainment	77,165	4.5	76,717	4.6
Mining, Steel, Iron and Non-Precious Metals	4,605	0.3	4,806	0.3
Oil and Gas	9,901	0.6	6,362	0.4
Personal and Non Durable Consumer Products (Mfg. Only)	68,553	4.0	68,871	4.1
Personal, Food and Miscellaneous Services	77,325	4.5	73,718	4.4
Printing and Publishing	10,581	0.6	10,567	0.6
Retail Stores	133,746	7.8	135,892	8.1
Telecommunications	8,142	0.5	8,504	0.5
Textiles and Leather	2,206	0.1	2,209	0.1
Utilities	15,837	0.9	15,838	1.0
Total	$1,707,273	100.0%	$1,671,239	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

	As of December 31, 2017		As of September 30, 2017
Fair Value:
Aerospace and Defense	$37,939	2.2%	$56,458	3.4%
Automobile	14,473	0.8	16,677	1.0
Banking	17,270	1.0	17,182	1.0
Beverage, Food and Tobacco	108,343	6.3	107,582	6.4
Broadcasting and Entertainment	1,470	0.1	1,469	0.1
Buildings and Real Estate	66,806	3.9	67,376	4.0
Chemicals, Plastics and Rubber	2,460	0.1	2,460	0.1
Diversified/Conglomerate Manufacturing	98,780	5.7	98,664	5.9
Diversified/Conglomerate Service	323,791	18.8	293,632	17.4
Ecological	18,530	1.1	18,536	1.1
Electronics	89,946	5.2	85,381	5.1
Grocery	16,544	1.0	16,603	1.0
Healthcare, Education and Childcare	345,699	20.0	335,880	19.9
Home and Office Furnishings, Housewares, and Durable Consumer	14,235	0.8	14,954	0.9
Hotels, Motels, Inns, and Gaming	10,032	0.6	10,057	0.6
Insurance	44,394	2.6	35,082	2.1
Investment Funds and Vehicles	91,591	5.3	95,015	5.6
Leisure, Amusement, Motion Pictures, Entertainment	77,786	4.5	76,954	4.5
Mining, Steel, Iron and Non-Precious Metals	4,065	0.2	3,707	0.2
Oil and Gas	9,883	0.6	6,351	0.4
Personal and Non Durable Consumer Products (Mfg. Only)	69,824	4.1	70,192	4.2
Personal, Food and Miscellaneous Services	79,467	4.6	72,517	4.3
Printing and Publishing	10,752	0.6	10,805	0.6
Retail Stores	142,406	8.3	144,336	8.6
Telecommunications	8,246	0.5	8,598	0.5
Textiles and Leather	2,196	0.1	2,247	0.1
Utilities	16,444	1.0	16,300	1.0
Total	$1,723,372	100.0%	$1,685,015	100.0%

Senior Loan Fund LLC:
The Company co-invests with RGA in senior secured loans through SLF, an unconsolidated Delaware LLC. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect of SLF must be approved by the SLF investment committee consisting of two representatives of each of the Company and RGA (with unanimous approval required from (i) one representative of each of the Company and RGA or (ii) both representatives of each of the Company and RGA). SLF may cease making new investments upon notification of either member but operations will continue until all investments have been sold or paid-off in the normal course of business. Investments held by SLF are measured at fair value using the same valuation methodologies as described in Note 5.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

As of December 31, 2017, SLF was capitalized by LLC equity interest subscriptions from its members. On December 14, 2016, the SLF investment committee approved the recapitalization of the commitments of SLF’s members. On December 30, 2016, SLF’s members entered into additional LLC equity interest subscriptions totaling $160,000, SLF issued capital calls totaling $89,930 to the Company and RGA and the subordinated notes previously issued by SLF were redeemed and terminated.
As of December 31, 2017 and September 30, 2017, the Company and RGA owned 87.5% and 12.5%, respectively, of the LLC equity interests of SLF. SLF’s profits and losses are allocated to the Company and RGA in accordance with their respective ownership interests.
SLF has entered into a senior secured revolving credit facility (as amended, the “SLF Credit Facility”) with Wells Fargo Bank, N.A., through its wholly-owned subsidiary Senior Loan Fund II LLC (“SLF II”), which as of December 31, 2017 allowed SLF II to borrow up to $200,000 at any one time outstanding, subject to leverage and borrowing base restrictions.
As of December 31, 2017 and September 30, 2017, SLF had the following commitments from its members (in the aggregate):
	As of December 31, 2017		As of September 30, 2017
	Committed	Funded(1)	Committed	Funded(1)
LLC equity commitments	$200,000	$106,580	$200,000	$111,380
Total	$200,000	$106,580	$200,000	$111,380

(1)
Funded LLC equity commitments are presented net of return of capital distributions subject to recall.

As of December 31, 2017 and September 30, 2017, SLF had total assets at fair value of  $285,115 and $306,235, respectively. As of December 31, 2017, SLF had no portfolio company investments on non-accrual status. As of September 30, 2017, SLF had one portfolio company investment on non-accrual status with a fair value of  $329. The portfolio companies in SLF are in industries and geographies similar to those in which the Company may invest directly. Additionally, as of December 31, 2017 and September 30, 2017, SLF had commitments to fund various undrawn revolvers and delayed draw investments to its portfolio companies totaling $12,722 and $13,318, respectively.
Below is a summary of SLF’s portfolio, followed by a listing of the individual investments in SLF’s portfolio as of December 31, 2017 and September 30, 2017:
	As of December 31, 2017	As of September 30, 2017
Senior secured loans(1)	$279,394	$301,583
Weighted average current interest rate on senior secured loans(2)	6.8%	6.4%
Number of borrowers in SLF	45	50
Largest portfolio company investments(1)	$13,785	$13,820
Total of five largest portfolio company investments(1)	$60,822	$61,187

(1)
At principal amount.

(2)
Computed as the (a) annual stated interest rate on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of December 31, 2017
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal/ Shares(2)	Fair Value(3)
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.4%	$2,089	$2,099
1A Smart Start LLC(4)	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.2	927	928
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.6	6,561	5,905
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.6	449	404
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	6.3	3,184	3,184
Arise Virtual Solutions, Inc.(4)	Telecommunications	Senior loan	12/2018	7.7	9,022	9,022
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	6.2	10,073	10,073
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	6.4	4,678	4,674
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.9	8,568	8,396
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.9	4,317	4,231
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	2,435	2,435
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	1,224	1,224
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	59	59
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	7.2	40	40
Curo Health Services LLC(4)	Healthcare, Education and Childcare	Senior loan	02/2022	5.4	5,835	5,841
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	4,401	4,401
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	428	428
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	266	266
Encore GC Acquisition, LLC	Healthcare, Education and Childcare	Senior loan	01/2020	7.2	4,712	4,712
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.4	6,013	6,013
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.4	1,669	1,669
Flexan, LLC(4)	Chemicals, Plastics and Rubber	Senior loan	02/2020	9.0	281	281
Gamma Technologies, LLC(4)	Electronics	Senior loan	06/2021	6.3	10,238	10,238
III US Holdings, LLC	Diversified/Conglomerate Service	Senior loan	09/2022	8.2	5,030	5,030
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	2,293	2,293
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.6	119	119
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.6	64	64
Joerns Healthcare, LLC(4)	Healthcare, Education and Childcare	Senior loan	05/2020	7.5	8,745	8,147
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	7.0	6,744	6,744
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	7.0	2,221	2,221
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	7.0	972	972
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	7.3	1,972	1,932
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	7.4	623	609
Park Place Technologies LLC(4)	Electronics	Senior loan	06/2022	6.7	5,337	5,337

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of December 31, 2017 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal/ Shares(2)	Fair Value(3)
Pasternack Enterprises, Inc. and Fairview Microwave, Inc	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.6%	$5,358	$5,358
Payless ShoeSource, Inc.	Retail Stores	Senior loan	08/2022	10.5	768	732
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.6	4,549	4,458
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.9	80	78
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.6	53	52
PowerPlan Holdings, Inc.(4)	Utilities	Senior loan	02/2022	6.8	11,365	11,365
Premise Health Holding Corp.(4)	Healthcare, Education and Childcare	Senior loan	06/2020	6.2	11,742	11,742
Pyramid Healthcare, Inc.(4)	Healthcare, Education and Childcare	Senior loan	08/2019	8.1	9,713	9,713
Pyramid Healthcare, Inc.(4)	Healthcare, Education and Childcare	Senior loan	08/2019	9.8	99	99
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.6	4,981	4,981
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	12/2023	7.6	8,894	8,805
Radiology Partners, Inc.(4)(5)	Healthcare, Education and Childcare	Senior loan	12/2023	N/A(6)	—	(3)
Reliant Pro ReHab, LLC(4)	Healthcare, Education and Childcare	Senior loan	12/2018	6.7	3,215	3,215
RSC Acquisition, Inc.(4)	Insurance	Senior loan	11/2022	6.9	3,854	3,835
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.2	15	15
Rubio’s Restaurants, Inc.(4)	Beverage, Food and Tobacco	Senior loan	11/2018	6.4	4,980	4,980
Rug Doctor LLC	Personal and Non Durable Consumer Products (Mfg. Only)	Senior loan	06/2018	6.8	5,658	5,658
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.1	4,770	4,674
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	8.8	70	69
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.1	70	69
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.1	50	49
Saldon Holdings, Inc.(4)	Diversified/Conglomerate Service	Senior loan	09/2022	6.0	2,435	2,435
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	6.3	3,675	3,675
SEI, Inc.	Electronics	Senior loan	07/2021	6.3	13,785	13,785
Self Esteem Brands, LLC(4)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	6.3	11,045	11,045
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.3	5,277	5,253
Severin Acquisition, LLC(4)	Diversified/Conglomerate Service	Senior loan	07/2021	6.4	4,820	4,818
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.6	666	669
Severin Acquisition, LLC(5)	Diversified/Conglomerate Service	Senior loan	07/2021	N/A(6)	—	(1)
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	858	815
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	68	64
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	68	64
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	67	64
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	7.2	67	64
Smashburger Finance LLC(5)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(6)	—	(6)
Tate’s Bake Shop, Inc.(4)	Beverage, Food and Tobacco	Senior loan	08/2019	7.9	2,918	2,896
Tate’s Bake Shop, Inc.(5)	Beverage, Food and Tobacco	Senior loan	08/2019	N/A(6)	—	(3)
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	4,542	4,542

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of December 31, 2017 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal/ Shares(2)	Fair Value(3)
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.4%	$3,549	$3,549
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	668	668
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	507	507
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	246	246
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2021	6.9	7,374	7,374
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	6.2	11	10
W3 Co.	Oil and Gas	Senior loan	03/2022	7.6	1,263	1,260
WHCG Management, LLC(4)	Healthcare, Education and Childcare	Senior loan	03/2023	6.4	7,960	7,960
WIRB-Copernicus Group, Inc.	Healthcare, Education and Childcare	Senior loan	08/2022	6.7	5,652	5,652
Total senior loan investments					$279,394	$277,340
Payless ShoeSource, Inc.(7)(8)	Retail Stores	LLC interest	N/A	N/A	35	$782
W3 Co.(7)(8)	Oil and Gas	LLC units	N/A	N/A	3	1,129
Total equity investments						$1,911
Total investments					$279,394	$279,251

(1)
Represents the weighted average annual current interest rate as of December 31, 2017. All interest rates are payable in cash.

(2)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(3)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in the Board’s valuation process described elsewhere herein.

(4)
The Company also holds a portion of the first lien senior secured loan in this portfolio company.

(5)
The negative fair value is the result of the unfunded commitment being valued below par.

(6)
The entire commitment was unfunded as of December 31, 2017. As such, no interest is being earned on this investment. The investment may be subject to an unused facility fee.

(7)
Equity investment received as a result of the portfolio company’s debt restructuring.

(8)
Non-income producing.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2017
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal/ Shares(2)	Fair Value(3)
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.1%	$2,094	$2,105
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	5.8	928	928
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	6,805	5,784
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	466	396
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	6.0	3,184	3,184
Arise Virtual Solutions, Inc.(4)	Telecommunications	Senior loan	12/2018	7.3	9,856	9,856
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	5.8	10,073	10,073
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	6.1	4,851	4,845
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.6	8,590	8,418
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.6	4,328	4,242
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	2,442	2,442
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	1,227	1,227
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	59	59
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	41	41
Curo Health Services LLC(4)	Healthcare, Education and Childcare	Senior loan	02/2022	5.3	5,850	5,867
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	4,401	4,401
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	428	428
EAG, INC. (Evans Analytical Group)	Diversified/Conglomerate Service	Senior loan	07/2018	5.5	1,964	1,964
Encore GC Acquisition, LLC	Healthcare, Education and Childcare	Senior loan	01/2020	6.8	4,725	4,725
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.1	6,029	6,029
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.1	1,686	1,686
Flexan, LLC(4)	Chemicals, Plastics and Rubber	Senior loan	02/2020	8.8	47	47
Gamma Technologies, LLC(4)	Electronics	Senior loan	06/2021	6.0	10,264	10,264
Harvey Tool Company, LLC	Diversified/Conglomerate Manufacturing	Senior loan	03/2020	6.1	3,064	3,064
III US Holdings, LLC	Diversified/Conglomerate Service	Senior loan	09/2022	7.9	5,044	5,044
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.3	2,293	2,293
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	102	102
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	64	64
Joerns Healthcare, LLC(4)	Healthcare, Education and Childcare	Senior loan	05/2020	7.8	8,745	8,202
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	6,762	6,762
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	2,226	2,226
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	822	822
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	6.0	2,164	2,164
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	6.0	1,492	1,492

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal/ Shares(2)	Fair Value(3)
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.2%	$1,977	$1,977
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.2	596	596
Park Place Technologies LLC(4)	Electronics	Senior loan	06/2022	6.3	5,341	5,287
Pasternack Enterprises, Inc. and Fairview Microwave, Inc	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.2	5,372	5,372
Payless ShoeSource, Inc.	Retail Stores	Senior loan	08/2022	10.3	768	757
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.2	4,560	4,469
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.7	83	81
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.2	53	52
PowerPlan Holdings, Inc.(4)	Utilities	Senior loan	02/2022	6.5	11,365	11,365
Premise Health Holding Corp.(4)	Healthcare, Education and Childcare	Senior loan	06/2020	5.8	11,772	11,772
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.7	9,738	9,738
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.9	597	597
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.2	5,217	5,217
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	7,793	7,793
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	595	595
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	505	505
Reliant Pro ReHab, LLC(4)	Healthcare, Education and Childcare	Senior loan	12/2017	6.3	3,240	3,240
RSC Acquisition, Inc.(4)	Insurance	Senior loan	11/2022	6.6	3,864	3,864
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.1	15	15
Rubio’s Restaurants, Inc.(4)	Beverage, Food and Tobacco	Senior loan	11/2018	6.1	4,992	4,992
Rug Doctor LLC	Personal and Non Durable Consumer Products (Mfg. Only)	Senior loan	06/2018	6.6	5,792	5,792
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.0	4,782	4,686
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.8	70	69
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.0	50	49
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	8.8	34	33
Saldon Holdings, Inc.(4)	Diversified/Conglomerate Service	Senior loan	09/2022	5.8	2,521	2,490
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	6.0	3,684	3,684
SEI, Inc.	Electronics	Senior loan	07/2021	6.0	13,820	13,820
Self Esteem Brands, LLC(4)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	6.0	11,313	11,313
Severin Acquisition, LLC(4)	Diversified/Conglomerate Service	Senior loan	07/2021	6.1	4,832	4,830
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.0	5,290	5,265
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.2	668	670
Severin Acquisition, LLC(5)	Diversified/Conglomerate Service	Senior loan	07/2021	N/A(6)	—	(1)
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	867	754
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	60
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal/ Shares(2)	Fair Value(3)
Smashburger Finance LLC(5)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(6)	$—	$(15)
Stomatcare DSO, LLC(7)	Healthcare, Education and Childcare	Senior loan	05/2022	6.2 PIK	625	329
Tate’s Bake Shop, Inc.(4)	Beverage, Food and Tobacco	Senior loan	08/2019	6.3	2,926	2,926
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	5.5	4,553	4,553
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	3,567	3,567
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	687	687
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.0	514	514
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	252	252
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2021	6.6	7,393	7,393
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	5.8	22	21
W3 Co.	Oil and Gas	Senior loan	03/2022	7.2	1,266	1,269
WHCG Management, LLC(4)	Healthcare, Education and Childcare	Senior loan	03/2023	6.1	7,980	7,980
WIRB-Copernicus Group, Inc.	Healthcare, Education and Childcare	Senior loan	08/2022	6.3	5,666	5,666
Young Innovations, Inc.(4)	Healthcare, Education and Childcare	Senior loan	01/2019	6.3	10,369	10,369
Young Innovations, Inc.(4)	Healthcare, Education and Childcare	Senior loan	01/2019	6.3	209	209
Total senior loan investments					$301,583	$298,941
Payless ShoeSource, Inc.(8)(9)	Retail Stores	LLC interest	N/A	N/A	35	843
W3 Co.(8)(9)	Oil and Gas	LLC units	N/A	N/A	3	1,146
Total equity investments						$1,989
Total investments					$301,583	$300,930

(1)
Represents the weighted average annual current interest rate as of September 30, 2017. All interest rates are payable in cash.

(2)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(3)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in the Board’s valuation process described elsewhere herein.

(4)
The Company also holds a portion of the first lien senior secured loan in this portfolio company.

(5)
The negative fair value is the result of the unfunded commitment being valued below par.

(6)
The entire commitment was unfunded at September 30, 2017. As such, no interest is being earned on this investment.

(7)
Loan was on non-accrual status as of September 30, 2017, meaning that SLF has ceased recognizing interest income on the loan.

(8)
Equity investment received as a result of the portfolio company’s debt restructuring.

(9)
Non-income producing.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

As of December 31, 2017, the Company has committed to fund $175,000 of LLC equity interest subscriptions to SLF. As of December 31, 2017 and September 30, 2017, $93,258 and $97,457, respectively, of the Company’s LLC equity interest subscriptions to SLF had been called and contributed, net of return of capital distributions subject to recall. For the three months ended December 31, 2017 and 2016, the Company received $1,965 and $746, respectively, in dividend income from the SLF LLC equity interests.
For the three months ended December 31, 2017 and 2016, the Company earned interest income on the subordinated notes of  $0 and $1,639, respectively.
See below for certain summarized financial information for SLF as of December 31, 2017 and September 30, 2017 and for the three months ended December 31, 2017 and 2016:
	As of December 31, 2017	As of September 30, 2017
Selected Balance Sheet Information:
Investments, at fair value	$279,251	$300,930
Cash and other assets	5,864	5,305
Total assets	$285,115	$306,235
Senior credit facility	$180,150	$197,700
Unamortized debt issuance costs	(345)	(712)
Other liabilities	635	658
Total liabilities	180,440	197,646
Members’ equity	104,675	108,589
Total liabilities and members’ equity	$285,115	$306,235

	Three months ended December 31,
	2017	2016
Selected Statement of Operations Information:
Interest income	$4,908	$5,190
Fee income	25	—
Total investment income	4,933	5,190
Interest and other debt financing expense	2,079	3,884
Administrative service fee	113	127
Other expenses	29	33
Total expenses	2,221	4,044
Net investment income	2,712	1,146
Net change in unrealized appreciation (depreciation) on investments	421	(862)
Net increase (decrease) in members’ equity	$3,133	$284

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements
The Company follows ASC Topic 820 for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:
Level 1:   Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:   Inputs include quoted prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.
Level 3:   Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or a liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company assesses the levels of assets and liabilities at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among Level 1, 2 and 3 of the fair value hierarchy for assets and liabilities during the three months ended December 31, 2017 and 2016. The following section describes the valuation techniques used by the Company to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.
Investments
Level 1 investments are valued using quoted market prices. Level 2 investments are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 investments are valued at fair value as determined in good faith by the Board, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of the Board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on the number of portfolio companies) of the Company’s valuations of debt and equity investments without readily available market quotations subject to review by an independent valuation firm. All investments as of December 31, 2017 and September 30, 2017, with the exception of money market funds included in cash, cash equivalents and restricted cash and cash equivalents (Level 1 investments) and investments measured at fair value using the NAV, were valued using Level 3 inputs.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

When determining fair value of Level 3 debt and equity investments, the Company may take into account the following factors, where relevant: the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”). A portfolio company’s EBITDA may include pro forma adjustments for items such as acquisitions, divestitures, or expense reductions. The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Company will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Company uses a market interest rate yield analysis to determine fair value.
In addition, for certain debt investments, the Company may base its valuation on indicative bid and ask prices provided by an independent third party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept. The Company generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.
Due to the inherent uncertainty of determining the fair value of Level 3 investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, the Company may realize significantly less than the value at which such investment had previously been recorded. The Company’s investments are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments are traded.
Secured Borrowings
The Company has elected the fair value option under ASC Topic 825 — Financial Instruments, relating to accounting for debt obligations at their fair value for its secured borrowings which arose due to partial loan sales which did not meet the criteria for sale treatment under ASC Topic 860. The Company reports changes in the fair value of its secured borrowings as a component of the net change in unrealized (appreciation) depreciation on secured borrowings in the Consolidated Statements of Operations. The net gain or loss reflects the difference between the fair value and the principal amount due on maturity.
As of December 31, 2017 and September 30, 2017, there were no secured borrowings outstanding. As of December 31, 2016 all secured borrowings were valued using Level 3 inputs under the fair value hierarchy, and the Company’s approach to determining fair value of Level 3 secured borrowings is consistent with its approach to determining fair value of the Level 3 investments that are associated with these secured borrowings as previously described.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

The following tables present fair value measurements of the Company’s investments and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2017 and September 30, 2017:
As of December 31, 2017 Description	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Debt investments(1)	$—	$—	$1,582,954	$1,582,954
Equity investments(1)	—	—	48,827	48,827
Money market funds(1)(2)	23,452	—	—	23,452
Investment measured at NAV(3)(4)	—	—	—	91,591
Total assets, at fair value:	$23,452	$—	$1,631,781	$1,746,824

As of September 30, 2017 Description	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Debt investments(1)	$—	$—	$1,538,606	$1,538,606
Equity investments(1)	—	—	51,394	51,394
Money market funds(1)(2)	13,825	—	—	13,825
Investment measured at NAV(3)(4)	—	—	—	95,015
Total assets, at fair value:	$13,825	$—	$1,590,000	$1,698,840

(1)
Refer to the Consolidated Schedules of Investments for further details.

(2)
Included in cash and cash equivalents and restricted cash and cash equivalents on the Consolidated Statements of Financial Condition.

(3)
Certain investments that are measured at fair value using the NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Financial Condition.

(4)
Represents the Company’s investment in LLC equity interests in SLF. The fair value of this investment has been determined using the NAV of the Company’s ownership interest in members’ capital.

The net change in unrealized appreciation (depreciation) for the three months ended December 31, 2017 and 2016 reported within the net change in unrealized appreciation (depreciation) on investments in the Company’s Consolidated Statements of Operations attributable to the Company’s Level 3 assets held as of December 31, 2017 and 2016 was $1,682 and $2,862, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

The following table presents the changes in investments and secured borrowings measured at fair value using Level 3 inputs for the three months ended December 31, 2017 and 2016:
	For the three months ended December 31, 2017
	Debt Investments	Equity Investments	Total Investments	Secured Borrowings
Fair value, beginning of period	$1,538,606	$51,394	$1,590,000	$—
Net change in unrealized appreciation (depreciation) on investments	2,837	(1,290)	1,547	—
Realized gain (loss) on investments	(3,000)	3,481	481	—
Funding of (proceeds from) revolving loans, net	(3,498)	—	(3,498)	—
Fundings of investments	136,827	1,114	137,941	—
PIK interest	277	—	277	—
Proceeds from principal payments and sales of portfolio investments	(91,804)	(5,872)	(97,676)	—
Accretion of discounts and amortization of premiums	2,709	—	2,709	—
Fair value, end of period	$1,582,954	$48,827	$1,631,781	$—

	For the three months ended December 31, 2016
	Debt Investments	Equity Investments	Total Investments	Secured Borrowings
Fair value, beginning of period	$1,573,953	$59,732	$1,633,685	$475
Net change in unrealized appreciation (depreciation) on investments	815	807	1,622	—
Realized gain (loss) on investments	265	642	907	—
Funding of (proceeds from) revolving loans, net	2,518	—	2,518	—
Fundings of investments	118,638	437	119,075	—
PIK interest	547	—	547	—
Proceeds from principal payments and sales of portfolio investments	(92,576)	(1,373)	(93,949)	—
Non-cash proceeds from subordinated notes in SLF principal payments	(78,689)	—	(78,689)	—
Repayments on secured borrowings	—	—	—	(13)
Accretion of discounts and amortization of premiums	1,807	—	1,807	—
Fair value, end of period	$1,527,278	$60,245	$1,587,523	$462

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2017 and September 30, 2017.
Quantitative information about Level 3 Fair Value Measurements
	Fair value as of December 31, 2017	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets:
Senior secured loans(1)(2)	$182,496	Market rate approach	Market interest rate	5.5% – 12.8% (6.9%)
		Market comparable companies	EBITDA multiples	5.0x – 15.0x (11.2x)
	10,967	Market comparable	Broker/dealer bids or quotes	N/A
One stop loans(1)(3)(4)	$1,374,912	Market rate approach	Market interest rate	5.5% – 17.5% (8.2%)
		Market comparable companies	EBITDA multiples	4.5x – 35.0x (12.7x)
			Revenue multiples	2.0x – 7.5x (4.1x)
	3,259	Market comparable	Broker/dealer bids or quotes	N/A
Subordinated debt and second lien loans(1)	$9,495	Market rate approach	Market interest rate	9.7% – 19.5% (9.8%)
		Market comparable companies	EBITDA multiples	10.5x – 11.5x (10.5x)
Equity(5)	$48,827	Market comparable companies	EBITDA multiples(6)	3.7x – 28.7x (11.9x)
			Revenue multiples(6)	2.0x – 5.0 (2.8x)

(1)
The fair value of this asset class was determined using the market rate approach as the investments in this asset class were determined not to be credit impaired using the market comparable companies approach. The unobservable inputs for both valuation techniques have been presented, but the fair value as of December 31, 2017 was determined using the market rate approach.

(2)
Excludes $(4) of non-accrual loans at fair value, which the Company valued on a liquidation basis. The negative fair value is the result of the unfunded commitment being valued below par.

(3)
Excludes $1,829 of non-accrual loans at fair value, which the Company valued on a liquidation basis.

(4)
The Company valued $1,223,147 and $151,765 of one stop loans using EBITDA and revenue multiples, respectively. All one stop loans were also valued using the market rate approach.

(5)
Excludes $91,591 of LLC equity interests in SLF at fair value, which the Company valued using the NAV.

(6)
The Company valued $44,886 and $3,941 of equity investments using EBITDA and revenue multiples, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

Quantitative information about Level 3 Fair Value Measurements
	Fair value as of September 30, 2017	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets:
Senior secured loans(1)(2)	$184,529	Market rate approach	Market interest rate	5.6% – 12.5% (6.9%)
		Market comparable companies	EBITDA multiples	5.0x – 17.5x (11.6x)
	10,560	Market comparable	Broker/dealer bids or quotes	N/A
One stop loans(1)(3)(4)	$1,327,788	Market rate approach	Market interest rate	2.3% – 39.5% (8.1%)
		Market comparable companies	EBITDA multiples	4.0x – 35.0x (12.5x)
			Revenue multiples	2.0x – 7.5x (3.9x)
	3,281	Market comparable	Broker/dealer bids or quotes	N/A
Subordinated debt and second lien loans(1)	$9,493	Market rate approach	Market interest rate	9.3% – 19.5% (9.4%)
		Market comparable companies	EBITDA multiples	10.5x – 11.0x (10.5x)
Equity(5)	$51,394	Market comparable companies	EBITDA multiples(6)	4.0x – 43.3x (12.5x)
			Revenue multiples(6)	2.0x – 5.8x (3.0x)

(1)
The fair value of this asset class was determined using the market rate approach as the investments in this asset class were determined not to be credit impaired using the market comparable companies approach. The unobservable inputs for both valuation techniques have been presented, but the fair value as of September 30, 2017 was determined using the market rate approach.

(2)
Excludes $(60) of non-accrual loans at fair value, which the Company valued on a liquidation basis. The negative fair value is the result of the unfunded commitment being valued below par.

(3)
Excludes $3,015 of non-accrual loans at fair value, which the Company valued on a liquidation basis.

(4)
The Company valued $1,189,176 and $138,612 of one stop loans using EBITDA and revenue multiples, respectively. All one stop loans were also valued using the market rate approach.

(5)
Excludes $95,015 of LLC equity interests in SLF at fair value, which the Company valued using the NAV.

(6)
The Company valued $47,092 and $4,302 of equity investments using EBITDA and revenue multiples, respectively.

The above tables are not intended to be all-inclusive but rather to provide information on significant unobservable inputs and valuation techniques used by the Company.
The significant unobservable inputs used in the fair value measurement of the Company’s debt and equity investments are EBITDA multiples, revenue multiples and market interest rates. The Company uses EBITDA multiples and, to a lesser extent, revenue multiples on its debt and equity investments and secured borrowings to determine any credit gains or losses. Increases or decreases in either of these inputs in

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

isolation would result in a significantly lower or higher fair value measurement. The Company uses market interest rates for loans to determine if the effective yield on a loan is commensurate with the market yields for that type of loan. If a loan’s effective yield is significantly less than the market yield for a similar loan with a similar credit profile, then the resulting fair value of the loan may be lower.
Other Financial Assets and Liabilities
ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. As a result, with the exception of the line item titled “debt” which is reported at cost, all assets and liabilities approximate fair value on the Consolidated Statements of Financial Condition due to their short maturity. Fair value of the Company’s debt is estimated using Level 3 inputs by discounting remaining payments using comparable market rates or market quotes for similar instruments at the measurement date, if available.
The following are the carrying values and fair values of the Company’s debt as of December 31, 2017 and September 30, 2017. Fair value is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.
	As of December 31, 2017		As of September 30, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt	$828,300	$835,661	$781,100	$788,762
Note 6. Borrowings
In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. On September 13, 2011, the Company received exemptive relief from the SEC allowing it to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, the Company’s ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides the Company with increased investment flexibility but also increases its risks related to leverage. As of December 31, 2017, the Company’s asset coverage for borrowed amounts was 269.8% (excluding the SBA debentures).
Debt Securitizations:   On July 16, 2010, the Company completed a $300,000 term debt securitization, which was subsequently increased to $350,000 (as amended, “2010 Debt Securitization”). The notes (“2010 Notes”) offered in the 2010 Debt Securitization were issued by the 2010 Issuer, a subsidiary of Holdings. Through October 19, 2016, the 2010 Debt Securitization consisted of  $203,000 of Aaa/AAA Class A 2010 Notes that bore interest at a rate of three-month LIBOR plus 1.74%, $12,000 of Class B 2010 Notes that bore interest at a rate of three-month LIBOR plus 2.40% and $135,000 of Subordinated 2010 Notes that do not bear interest. On October 20, 2016, the Company and the 2010 Issuer further amended the 2010 Debt Securitization to, among other things, (a) refinance the issued Class A 2010 Notes by redeeming in full the Class A 2010 Notes and issuing new Class A-Refi 2010 Notes in an aggregate principal amount of  $205,000 that bear interest at a rate of three-month LIBOR plus 1.90%, (b) refinance the Class B Notes by redeeming in full the Class B 2010 Notes and issuing new Class B-Refi 2010 Notes in an aggregate principal amount of $10,000 that bear interest at a rate of three-month LIBOR plus 2.40%, and (c) extend the reinvestment period applicable to the 2010 Issuer to July 20, 2018. Following the refinancing, Holdings retained the Class B-Refi 2010 Notes. The Class A-Refi 2010 Notes and Class B-Refi 2010 Notes are secured by the assets held by the 2010 Issuer.
The Class A-Refi 2010 Notes are included in the December 31, 2017 and September 30, 2017, Consolidated Statement of Financial Condition as debt of the Company and the Class B-Refi 2010 Notes were eliminated in consolidation. As of December 31, 2017 and September 30, 2017, the Subordinated 2010 Notes were eliminated in consolidation.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

Through July 20, 2018, all principal collections received on the underlying collateral may be used by the 2010 Issuer to purchase new collateral under the direction of the Investment Adviser in its capacity as collateral manager of the 2010 Issuer and in accordance with the Company’s investment strategy, allowing the Company to maintain the leverage in the 2010 Debt Securitization. The 2010 Notes are scheduled to mature on July 20, 2023.
As of December 31, 2017 and September 30, 2017, there were 77 and 81 portfolio companies with a total fair value of  $337,782 and $345,750, respectively, securing the 2010 Notes. The pool of loans in the 2010 Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
The interest charged under the 2010 Debt Securitization is based on three-month LIBOR. The three-month LIBOR in effect as of December 31, 2017 based on the last interest rate reset was 1.4%. For the three months ended December 31, 2017 and 2016, the components of interest expense, cash paid for interest, annualized average interest rates and average outstanding balances for the 2010 Debt Securitization were as follows:
	For the three months ended December 31,
	2017	2016
Stated interest expense	$1,703	$1,437
Amortization of debt issuance costs	62	64
Total interest and other debt financing expenses	$1,765	$1,501
Cash paid for interest expense	$1,680	$1,358
Annualized average stated interest rate	3.3%	2.8%
Average outstanding balance	$205,000	$207,065
As of December 31, 2017, the amounts, ratings and interest rates (expressed as a spread to three-month LIBOR) of the Class A-Refi 2010 Notes are as follows:
Description	Class A-Refi 2010 Notes
Type	Senior Secured Floating Rate
Amount Outstanding	$205,000
Moody’s Rating	“Aaa”
S&P Rating	“AAA”
Interest Rate	LIBOR + 1.90%
On June 5, 2014, the Company completed a $402,569 term debt securitization (“2014 Debt Securitization”). The notes (“2014 Notes”) offered in the 2014 Debt Securitization were issued by the 2014 Issuer and are secured by a diversifed portfolio of senior secured and second lien loans held by the 2014 Issuer. The 2014 Debt Securitization consists of  $191,000 of Aaa/AAA Class A-1 2014 Notes, $20,000 of Aaa/AAA Class A-2 2014 Notes and $35,000 of Aa2/AA Class B 2014 Notes. In partial consideration for the loans transferred to the 2014 Issuer as part of the 2014 Debt Securitization, the Company received $37,500 of Class C 2014 Notes and $119,069 of LLC equity interests in the 2014 Issuer. The Company retained all of the Class C 2014 Notes and LLC equity interests totaling $37,500 and $119,069, respectively. The Class A-1, Class A-2 and Class B 2014 Notes are included in the December 31, 2017 and September 30, 2017 Consolidated Statements of Financial Condition as debt of the Company. As of December 31, 2017 and September 30, 2017, the Class C 2014 Notes and LLC equity interests were eliminated in consolidation.
Through April 28, 2018, all principal collections received on the underlying collateral may be used by the 2014 Issuer to purchase new collateral under the direction of the Investment Adviser in its capacity as

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

collateral manager of the 2014 Issuer and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the 2014 Debt Securitization. The 2014 Notes are scheduled to mature on April 25, 2026.
As of December 31, 2017 and September 30, 2017, there were 83 and 85 portfolio companies with a total fair value of  $384,290 and $382,957, respectively, securing the 2014 Notes. The pool of loans in the 2014 Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
The interest charged under the 2014 Debt Securitization is based on three-month LIBOR. The three-month LIBOR in effect as of December 31, 2017 based on the last interest rate reset was 1.4%. For the three months ended December 31, 2017 and 2016, the components of interest expense, cash paid for interest, annualized average interest rates and average outstanding balances for the 2014 Debt Securitization were as follows:
	For the three months ended December 31,
	2017	2016
Stated interest expense	$2,028	$1,704
Amortization of debt issuance costs	161	161
Total interest and other debt financing expenses	$2,189	$1,865
Cash paid for interest expense	$2,004	$1,627
Annualized average stated interest rate	3.3%	2.7%
Average outstanding balance	$246,000	$246,000
As of December 31, 2017, the classes, amounts, ratings and interest rates (expressed as a spread to three-month LIBOR) of the Class A-1, A-2 and B 2014 Notes are as follows:
Description	Class A-1 2014 Notes	Class A-2 2014 Notes	Class B 2014 Notes
Type	Senior Secured Floating Rate	Senior Secured Floating Rate	Senior Secured Floating Rate
Amount Outstanding	$191,000	$20,000	$35,000
Moody’s Rating	“Aaa”	“Aaa”	“Aa2”
S&P Rating	“AAA”	“AAA”	“AA”
Interest Rate	LIBOR + 1.75%	LIBOR + 1.95%	LIBOR + 2.50%
The Investment Adviser serves as collateral manager to the 2010 Issuer and the 2014 Issuer under separate collateral management agreements and receives a fee for providing these services. The total fees payable by the Company under its Investment Advisory Agreement are reduced by an amount equal to the total aggregate fees that are paid to the Investment Adviser by the 2010 Issuer and the 2014 Issuer for rendering such collateral management services are paid to the Investment Adviser by the 2010 Issuer and the 2014 Issuer for rendering such collateral management services.
As part of each of the 2010 Debt Securitization and the 2014 Debt Securitization, GBDC entered into master loan sale agreements under which GBDC agreed to directly or indirectly sell or contribute certain senior secured and second lien loans (or participation interests therein) to the 2010 Issuer and the 2014 Issuer, as applicable, and to purchase or otherwise acquire the Subordinated 2010 Notes and the LLC equity interests in the 2014 Issuer, as applicable. The 2010 Notes (other than the Subordinated 2010 Notes) and the 2014 Notes are the secured obligations of the 2010 Issuer and 2014 Issuer, respectively, and indentures governing each of the 2010 Notes and the 2014 Notes include customary covenants and events of default.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

SBA Debentures:   On August 24, 2010, SBIC IV received approval for a license from the SBA to operate as an SBIC. On December 5, 2012, SBIC V received a license from the SBA to operate as an SBIC. On January 10, 2017, SBIC VI received a license from the SBA to operate as an SBIC. SBICs are subject to a variety of regulations and oversight by the SBA concerning the size and nature of the companies in which they may invest as well as the structures of those investments.
The licenses allow the SBICs to obtain leverage by issuing SBA-guaranteed debentures, subject to issuance of a capital commitment by the SBA and customary procedures. These debentures are non-recourse to GBDC, have interest payable semiannually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.
Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $350,000 and the maximum amount that a single SBIC licensee may issue is $150,000. As of December 31, 2017, SBIC IV, SBIC V and SBIC VI had $125,000, $133,000 and $9,000, respectively, of outstanding SBA-guaranteed debentures that mature between September 2021 and September 2027, leaving incremental borrowing capacity of  $17,000 and $41,000 for SBIC V and SBIC VI, respectively, under present SBIC regulations. As of September 30, 2017, SBIC IV, SBIC V and SBIC VI had $125,000 and $133,000 and $9,000, respectively, of outstanding SBA-guaranteed debentures that mature between September 2021 and September 2027.
The interest rate on the outstanding debentures as of December 31, 2017 is fixed at an average annualized interest rate of 3.4%. For the three months ended December 31, 2017 and 2016, the components of interest expense, cash paid for interest, annualized average interest rates and average outstanding balances for the SBA debentures were as follows:
	For the three months ended December 31,
	2017	2016
Stated interest expense	$2,276	$2,456
Amortization of debt issuance costs	279	373
Total interest and other debt financing expenses	$2,555	$2,829
Cash paid for interest expense	$—	$—
Annualized average stated interest rate	3.4%	3.5%
Average outstanding balance	$267,000	$279,543
Revolving Credit Facility:   On July 21, 2011, Funding entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo Bank, N.A., as administrative agent and lender, which as of December 31, 2017, allowed Funding to borrow up to $170,000 at any one time outstanding, subject to leverage and borrowing base restrictions.
Through a series of amendments during the three months ended December 31, 2017, most recently on December 14, 2017, the Company and Funding amended the Credit Facility to, among other things, decrease the size of the Credit Facility from $225,000 to $170,000 and decrease the interest the Credit Facility bears from one-month LIBOR plus 2.25% to one-month LIBOR plus 2.15%. The reinvestment period expires on September 27, 2018 and the stated maturity date is September 28, 2022. In addition to the stated interest rate on the Credit Facility, the Company is required to pay a non-usage fee at a rate between 0.50% and 2.00% per annum depending on the size of the unused portion of the Credit Facility.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

The Credit Facility is collateralized by all of the assets held by Funding, and GBDC has pledged its interests in Funding as collateral to Wells Fargo Bank, N.A., as the collateral agent, under an ancillary agreement to secure the obligations of GBDC as the transferor and servicer under the Credit Facility. Both GBDC and Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Credit Facility is subject to the leverage restrictions contained in the 1940 Act.
The Company has transferred certain loans and debt securities it has originated or acquired from time to time to Funding through a purchase and sale agreement and may cause Funding to originate or acquire loans in the future, consistent with the Company’s investment objectives.
As of December 31, 2017 and September 30, 2017, the Company had outstanding debt under the Credit Facility of  $110,300 and $63,100, respectively. For the three months ended December 31, 2017 and 2016, the Company had borrowings on the Credit Facility of  $98,600 and $130,250 and repayments on the Credit Facility of  $51,400 and $101,450, respectively.
For the three months ended December 31, 2017 and 2016, the components of interest expense, cash paid for interest and facility fees, annualized average interest rates and average outstanding balances for the Credit Facility were as follows:
	For the three months ended December 31,
	2017	2016
Stated interest expense	$567	$1,089
Facility fees	346	68
Amortization of debt issuance costs	292	251
Total interest and other debt financing expenses	$1,205	$1,408
Cash paid for interest expense and facility fees	$903	$1,060
Annualized average stated interest rate	3.0%	2.9%
Average outstanding balance	$73,710	$149,272
Revolver:   On June 22, 2016, the Company entered into the Adviser Revolver with the Investment Adviser, with a maximum credit limit of  $20,000 and expiration date of June 22, 2019. The Adviser Revolver bears an interest rate equal to the short-term Applicable Federal Rate, which was 1.5% as of December 31, 2017. As of December 31, 2017 and September 30, 2017, the Company had no outstanding debt under the Adviser Revolver. For the three months ended December 31, 2017 and 2016, the Company had no borrowings and repayments, did not incur any interest expense and no cash was paid for interest on the Adviser Revolver.
The average total debt outstanding (including the debt under the 2010 Debt Securitization, the 2014 Debt Securitization, SBA debentures, Credit Facility and Adviser Revolver) for the three months ended December 31, 2017 and 2016 was $791,710 and $881,880, respectively.
For the three months ended December 31, 2017 and 2016, the effective annualized average interest rate, which includes amortization of debt financing costs and non-usage facility fees, on the Company’s total debt outstanding (excluding secured borrowings) was 3.9% and 3.4%, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

A summary of the Company’s maturity requirements for borrowings as of December 31, 2017 is as follows:
	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
2010 Debt Securitization	$205,000	$—	$—	$—	$205,000
2014 Debt Securitization	246,000	—	—	—	246,000
SBA debentures	267,000	—	—	103,500	163,500
Credit Facility	110,300	—	—	110,300	—
Adviser Revolver	—	—	—	—	—
Total borrowings	$828,300	$—	$—	$213,800	$614,500

Secured Borrowings:   Certain partial loan sales do not qualify for sale accounting under ASC Topic 860 because these sales do not meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment on the Consolidated Statement of Financial Condition and the portion sold is recorded as a secured borrowing in the liabilities section of the Consolidated Statement of Financial Condition. For these partial loan sales, the interest earned on the entire loan balance is recorded within “interest income” and the interest earned by the buyer in the partial loan sale is recorded within “interest and other debt financing expenses” in the Consolidated Statement of Operations.
As of December 31, 2017 and September 30, 2017, there were no secured borrowings outstanding.
Past secured borrowings were the result of the Company’s completion of partial loan sales of one stop loans associated with a portfolio company that did not meet the definition of a “participating interest.” As a result, sale treatment was not allowed and the partial loan sales were treated as secured borrowings.
During the three months ended December 31, 2016, there were no partial loan sales, no fundings on revolving and delayed draw secured borrowings and repayments on secured borrowings totaled $13.
For the three months ended December 31, 2016, the effective annualized average interest rate on secured borrowings, which includes amortization of original issuance costs, was 2.7%, interest expense was $3 and amortization of original issue discount was an amount less than $1.
Note 7. Commitments and Contingencies
Commitments:   The Company had outstanding commitments to fund investments totaling $62,752 and $60,497 under various undrawn revolvers and other credit facilities as of December 31, 2017 and September 30, 2017, respectively. As described in Note 4, the Company had commitments of up to $81,742 and $77,543 to SLF as of December 31, 2017 and September 30, 2017, respectively, that may be contributed primarily for the purpose of funding new investments approved by the SLF investment committee.
Indemnifications:   In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 7. Commitments and Contingencies – (continued)

Off-balance sheet risk:   Off-balance sheet risk refers to an unrecorded potential liability that may result in a future obligation or loss, even though it does not appear on the Consolidated Statements of Financial Condition. The Company has entered and, in the future, may again enter into derivative instruments that contain elements of off-balance sheet market and credit risk. There were no commitments outstanding for derivative contracts as of December 31, 2017 and September 30, 2017. Derivative instruments can be affected by market conditions, such as interest rate volatility, which could impact the fair value of the derivative instruments. If market conditions move against the Company, it may not achieve the anticipated benefits of the derivative instruments and may realize a loss. The Company minimizes market risk through monitoring its investments and borrowings.
Concentration of credit and counterparty risk:   Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company has engaged and, in the future, may engage again in derivative transactions with counterparties. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. The Company’s maximum loss that it could incur related to counterparty risk on its derivative instruments is the value of the collateral for that respective derivative instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
Legal proceedings:   In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company does not believe any disposition will have a material adverse effect on the Company’s consolidated financial statements.
Note 8. Financial Highlights
The financial highlights for the Company are as follows:
	Three months ended December 31,
Per share data:(1)	2017	2016
Net asset value at beginning of period	$16.08	$15.96
Net increase in net assets as a result of issuance of shares(2)	—	0.01
Distributions declared:
From net investment income	(0.35)	(0.55)
From capital gains	(0.05)	(0.02)
Net investment income(3)	0.31	0.31
Net realized gain (loss) on investments	0.01	0.01
Net change in unrealized appreciation (depreciation) on investments	0.04	0.02
Net asset value at end of period	$16.04	$15.74
Per share market value at end of period	$18.20	$18.39
Total return based on market value(4)	(1.09)%	2.24%
Number of common shares outstanding	59,741,248	55,237,037

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 8. Financial Highlights – (continued)

	Three months ended December 31,
Listed below are supplemental data and ratios to the financial highlights:	2017	2016
Ratio of net investment income to average net assets*	7.65%	7.65%
Ratio of total expenses to average net assets(5)*	6.53%	6.92%
Ratio of incentive fees to average net assets	0.30%	0.24%
Ratio of expenses (without incentive fees) to average net assets*	6.23%	6.68%
Total return based on average net asset value(6)*	8.81%	8.57%
Net assets at end of period	$958,302	$869,570
Average debt outstanding	$791,710	$881,880
Average debt outstanding per share	$13.25	$15.97
Asset coverage ratio(7)	269.78%	242.62%
Portfolio turnover*	23.61%	22.06%
Asset coverage ratio per unit(8)	$2,698	$2,426
Average market value per unit:(9)
2010 Debt Securitization	N/A	N/A
2014 Debt Securitization	N/A	N/A
SBA Debentures	N/A	N/A
Credit Facility	N/A	N/A
Revolver	N/A	N/A
Adviser Revolver	N/A	N/A

* Annualized for a period less than one year.
(1)
Based on actual number of shares outstanding at the end of the corresponding period or the weighted average shares outstanding for the period, unless otherwise noted, as appropriate.

(2)
Net increase in net assets as a result of issuance of shares related to shares issued through the DRIP.

(3)
Net investment income per share for the three months ended December 31, 2017 and 2016 is shown after a net expense of  $0 and $10, respectively, for U.S. federal excise tax.

(4)
Total return based on market value assumes distributions are reinvested in accordance with the DRIP. Total return does not include sales load.

(5)
Expenses, other than incentive fees, are annualized for a period less than one year.

(6)
Total return based on average net asset value is calculated as (a) the net increase in net assets resulting from operations divided (b) the daily average of total net assets. Total return does not include sales load.

(7)
In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing (excluding the Company’s SBA debentures pursuant to exemptive relief received by the Company from the SEC).

(8)
Asset coverage ratio per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggreate amount of senior securities representing indebtedness. Asset coverage ratio per unit is expressed in terms of dollars amounts per $1,000 of indebtedness. These amounts exclude the SBA debentures pursuant to exemptive relief the Company received from the SEC on September 13, 2011.

(9)
Not applicable because such senior securities are not registered for public trading.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 9. Earnings Per Share
The following information sets forth the computation of the net increase in net assets per share resulting from operations for the three months ended December 31, 2017 and 2016:
	Three months ended December 31,
	2017	2016
Earnings available to stockholders	$21,315	$18,984
Basic and diluted weighted average shares outstanding	59,584,421	55,064,870
Basic and diluted earnings per share	$0.36	$0.34
Note 10. Dividends and Distributions
The Company’s dividends and distributions are recorded on the ex-dividend date. The following table summarizes the Company’s dividend declarations and distributions during the three months ended December 31, 2017 and 2016:
Date Declared	Record Date	Payment Date	Amount Per Share	Cash Distribution	DRIP Shares Issued	DRIP Shares Value
Three months ended December 31, 2016
11/14/2016	12/12/2016	12/29/2016	$0.57(1)	$28,239	177,970	$3,145
Three months ended December 31, 2017
11/17/2017	12/12/2017	12/28/2017	$0.40(2)	$20,959	163,955	$2,872

(1)
Includes a special distribution of  $0.25 per share.

(2)
Includes a special distribution of  $0.08 per share.

Note 11. Subsequent Events
On February 6, 2018, the Board declared a quarterly distribution of  $0.32 per share payable on March 30, 2018 to holders of record as of March 8, 2018.

Management’s Report on Internal Control over Financial Reporting
The management of Golub Capital BDC, Inc. (“GBDC,” and collectively with its subsidiaries, the “Company,” “we,” “us,” “our” and “Golub Capital BDC”) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is a process designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.
Golub Capital BDC’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions recorded necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Our policies and procedures also provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Golub Capital BDC, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Golub Capital BDC’s internal control over financial reporting as of September 30, 2017. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework issued in 2013. Based on the assessment, management believes that, as of September 30, 2017, our internal control over financial reporting is effective based on those criteria.
Golub Capital BDC’s independent registered public accounting firm that audited the financial statements has issued an audit report on the effectiveness of our internal control over financial reporting as of September 30, 2017. This report appears on page 95.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Golub Capital BDC, Inc. and Subsidiaries
We have audited the accompanying consolidated statements of financial condition, including the consolidated schedules of investments, of Golub Capital BDC, Inc. and Subsidiaries (collectively, the “Company”) as of September 30, 2017 and 2016, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended September 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of September 30, 2017, by correspondence with the trustee or custodian, as applicable. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golub Capital BDC, Inc. and Subsidiaries at September 30, 2017 and 2016, and the consolidated results of their operations, changes in their net assets, and their cash flows for each of the two years in the period ended September 30, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golub Capital BDC, Inc. and Subsidiaries’ internal control over financial reporting as of September 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 20, 2017 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP

Chicago, Illinois
November 20, 2017

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Golub Capital BDC, Inc. and Subsidiaries
We have audited the accompanying consolidated statements of operations, changes in net assets and cash flows for the year ended September 30, 2015 of Golub Capital BDC, Inc. and Subsidiaries (collectively, the Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Golub Capital BDC, Inc. and Subsidiaries and their cash flows for the year ended September 30, 2015 in conformity with U.S. generally accepted accounting principles.
/s/ RSM US LLP

Chicago, Illinois
November 17, 2015

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Golub Capital BDC, Inc. and Subsidiaries
We have audited Golub Capital BDC, Inc. and Subsidiaries’ (collectively, the “Company”) internal control over financial reporting as of September 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Golub Capital BDC, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition, including the consolidated schedules of investments, of Golub Capital BDC, Inc. and Subsidiaries as of September 30, 2017 and 2016, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended September 30, 2017 of Golub Capital BDC, Inc. and Subsidiaries and our report dated November 20, 2017 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP

Chicago, Illinois
November 20, 2017

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
(In thousands, except share and per share data)
	September 30, 2017	September 30, 2016
Assets
Investments, at fair value
Non-controlled/non-affiliate company investments	$1,586,293	$1,546,766
Non-controlled affiliate company investments	3,707	9,618
Controlled affiliate company investments	95,015	104,228
Total investments at fair value (amortized cost of $1,671,239 and $1,650,173, respectively)	1,685,015	1,660,612
Cash and cash equivalents	3,988	10,947
Restricted cash and cash equivalents	58,570	78,593
Interest receivable	6,271	5,935
Other assets	332	422
Total Assets	$1,754,176	$1,756,509
Liabilities
Debt	$781,100	$864,700
Less unamortized debt issuance costs	4,273	5,627
Debt less unamortized debt issuance costs	776,827	859,073
Secured borrowings, at fair value (proceeds of $0 and $471, respectively)	—	475
Interest payable	3,800	3,229
Management and incentive fees payable	13,215	12,763
Accounts payable and accrued expenses	2,312	2,072
Accrued trustee fees	76	72
Total Liabilities	796,230	877,684
Commitments and Contingencies (Note 8)
Net Assets
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, zero shares issued and outstanding as of September 30, 2017 and September 30, 2016	—	—
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 59,577,293 and 55,059,067 shares issued and outstanding as of September 30, 2017 and September 30, 2016, respectively	60	55
Paid in capital in excess of par	939,307	855,998
Undistributed net investment income	1,954	18,832
Net unrealized appreciation (depreciation) on investments and secured borrowings	16,444	13,104
Net realized gain (loss) on investments	181	(9,164)
Total Net Assets	957,946	878,825
Total Liabilities and Total Net Assets	$1,754,176	$1,756,509
Number of common shares outstanding	59,577,293	55,059,067
Net asset value per common share	$16.08	$15.96
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Operations
(In thousands, except share and per share data)
	Years ended September 30,
	2017	2016	2015
Investment income
From non-controlled/non-affiliate company investments:
Interest income	$127,674	$114,186	$112,406
Dividend income	629	539	212
Fee income	1,757	1,448	2,265
Total investment income from non-controlled/non-affiliate company investments	130,060	116,173	114,883
From non-controlled affiliate company investments:
Interest income	1,136	660	—
Total investment income from non-controlled affiliate company investments	1,136	660	—
From controlled affiliate company investments:
Interest income	1,639	6,939	3,735
Dividend income	4,929	4,099	1,350
Total investment income from controlled affiliate company investments	6,568	11,038	5,085
Total investment income	137,764	127,871	119,968
Expenses
Interest and other debt financing expenses	31,534	27,724	24,510
Base management fee	23,815	22,020	20,330
Incentive fee	7,560	7,266	10,226
Professional fees	2,396	2,814	2,942
Administrative service fee	2,340	2,209	2,372
General and administrative expenses	556	525	591
Total expenses	68,201	62,558	60,971
Net investment income – before excise tax	69,563	65,313	58,997
Excise tax	17	333	—
Net investment income – after excise tax	69,546	64,980	58,997
Net gain (loss) on investments and secured borrowings
Net realized gain (loss) on investments:
Non-controlled/non-affiliate company investments	15,844	3,532	9,354
Non-controlled affiliate company investments	(6,442)	2,722	—
Net realized gain (loss) on investments	9,402	6,254	9,354
Net change in unrealized appreciation (depreciation) on investments:
Non-controlled/non-affiliate company investments	(3,878)	4,702	768
Non-controlled affiliate company investments	5,246	(3,170)	2,443
Controlled affiliate company investments	1,969	(3,562)	(773)
Net change in unrealized appreciation (depreciation) on investments	3,337	(2,030)	2,438
Net change in unrealized appreciation (depreciation) on secured borrowings	3	—	2
Net gain (loss) on investments and secured borrowings	12,742	4,224	11,794
Net increase in net assets resulting from operations	$82,288	$69,204	$70,791
Per Common Share Data
Basic and diluted earnings per common share	$1.45	$1.33	$1.44
Dividends and distributions declared per common share	$1.53	$1.28	$1.28
Basic and diluted weighted average common shares outstanding	56,913,064	51,948,378	49,017,777
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Changes in Net Assets
(In thousands, except share data)
	Common Stock		Paid in Capital in Excess of Par	Undistributed Net Investment Income	Net Unrealized Appreciation (Depreciation) on Investments and Secured Borrowings	Net Realized Gain (Loss) on Investments	Total Net Assets
	Shares	Par Amount
Balance at September 30, 2014	47,119,498	$47	$720,479	$3,627	$12,694	$(4,108)	$732,739
Issuance of common stock, net of offering and underwriting costs(1)	4,002,292	4	67,366	—	—	—	67,370
Net increase in net assets resulting from operations	—	—	—	58,997	2,440	9,354	70,791
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	178,403	—	2,939	—	—	—	2,939
Distributions from net investment income	—	—	—	(58,152)	—	—	(58,152)
Distribution from realized gain	—	—	—	—	—	(4,817)	(4,817)
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(71)	(242)	—	313	—
Total increase (decrease) for the period ended September 30, 2015	4,180,695	4	70,234	603	2,440	4,850	78,131
Balance at September 30, 2015	51,300,193	$51	$790,713	$4,230	$15,134	$742	$810,870
Issuance of common stock, net of offering and underwriting costs(2)	3,320,456	$3	$58,257	$—	$—	$—	$58,260
Net increase in net assets resulting from operations	—	—	—	64,980	(2,030)	6,254	69,204
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	438,418	1	7,369	—	—	—	7,370
Distributions from net investment income	—	—	—	(54,461)	—	—	(54,461)
Distributions from realized gain	—	—	—	—	—	(12,418)	(12,418)
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(341)	4,083	—	(3,742)	—
Total increase (decrease) for the period ended September 30, 2016	3,758,874	4	65,285	14,602	(2,030)	(9,906)	67,955
Balance at September 30, 2016	55,059,067	$55	$855,998	$18,832	$13,104	$(9,164)	$878,825
Issuance of common stock, net of offering and underwriting costs(3)	3,982,721	$4	$73,610	$—	$—	$—	$73,614
Net increase in net assets resulting from operations	—	—	—	69,546	3,340	9,402	82,288
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	535,505	1	9,661	—	—	—	9,662
Distributions from net investment income	—	—	—	(85,304)	—	—	(85,304)
Distributions from realized gain	—	—	—	—	—	(1,139)	(1,139)
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—		38	(1,120)	—	1,082	—
Total increase (decrease) for the period ended September 30, 2017	4,518,226	5	83,309	(16,878)	3,340	9,345	79,121
Balance at September 30, 2017	59,577,293	$60	$939,307	$1,954	$16,444	$181	$957,946

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Changes in Net Assets – (continued)
(In thousands, except share data)

(1)
On April 10, 2015, Golub Capital BDC, Inc. priced a public offering of 3,500,000 shares of its common stock at a public offering price of  $17.42 per share. On May 7, 2015, Golub Capital BDC, Inc. sold an additional 502,292 shares of its common stock at a public offering price of  $17.42 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in April 2015.

(2)
On July 18, 2016, Golub Capital BDC, Inc. entered into a Securities Purchase Agreement between the Company and a third party institutional investor for the sale of 1,433,486 shares of Company’s common stock at a price per share of  $17.44 per share. On August 15, 2016, Golub Capital BDC, Inc. priced a public offering of 1,750,000 shares of its common stock at a public offering price of  $18.35 per share. On September 19, 2016, Golub Capital BDC, Inc. sold an additional 136,970 shares of its common stock at a public offering price of  $18.35 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in August 2016.

(3)
On March 21, 2017, Golub Capital BDC, Inc. priced a public offering of 1,750,000 shares of its common stock at a public offering price of  $19.03 per share. On April 6, 2017, Golub Capital BDC, Inc. sold an additional 262,500 shares of its common stock at a public offering price of  $19.03 per share pursuant to the underwriter’s exercise of the option to purchase additional shares granted in connection with the public offering in March 2017. On June 6, 2017, Golub Capital BDC, Inc. entered into an agreement to sell 1,750,000 shares of its common stock pursuant to an underwritten, public offering at a price to Golub Capital BDC, Inc. of  $18.71 per share. On July 5, 2017, Golub Capital BDC, Inc. sold an additional 220,221 shares of its common stock at a public offering price of  $18.71 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in June 2017.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)
	Years ended September 30,
	2017	2016	2015
Cash flows from operating activities
Net increase in net assets resulting from operations	$82,288	$69,204	$70,791
Adjustments to reconcile net increase in net assets resulting from operations to net cash (used in) provided by operating activities
Amortization of deferred debt issuance costs	3,289	4,184	4,506
Accretion of discounts and amortization of premiums	(9,495)	(8,662)	(9,000)
Net realized (gain) loss on investments	(9,402)	(6,254)	(9,354)
Net change in unrealized (appreciation) depreciation on investments	(3,337)	2,030	(2,438)
Net change in unrealized appreciation (depreciation) on secured borrowings	(3)	—	(2)
Proceeds from (fundings of) revolving loans, net	(331)	(587)	(1,365)
Fundings of investments	(588,169)	(654,763)	(858,147)
Proceeds from principal payments and sales of portfolio investments	588,173	538,609	699,075
PIK interest	(1,839)	(1,201)	(941)
Changes in operating assets and liabilities:
Interest receivable	(336)	(235)	91
Other assets	90	36	69
Interest payable	571	507	(474)
Management and incentive fees payable	452	1,009	3,303
Accounts payable and accrued expenses	240	30	645
Accrued trustee fees	4	15	(9)
Net cash (used in) provided by operating activities	62,195	(56,078)	(103,250)
Cash flows from financing activities
Borrowings on debt	545,000	440,650	503,200
Repayments of debt	(628,600)	(389,200)	(387,100)
Capitalized debt issuance costs	(1,935)	(2,187)	(2,615)
Proceeds from secured borrowings	—	155	—
Repayments on secured borrowings	(475)	(35)	(34)
Proceeds from shares sold, net of underwriting costs	74,014	58,555	67,602
Offering costs paid	(400)	(295)	(232)
Distributions paid	(76,781)	(59,509)	(60,030)
Net cash provided by (used in) financing activities	(89,177)	48,134	120,791
Net change in cash, cash equivalents and restricted cash and cash equivalents	(26,982)	(7,944)	17,541
Cash, cash equivalents and restricted cash and cash equivalents, beginning of period	89,540	97,484	79,943
Cash, cash equivalents and restricted cash and cash equivalents, end of period	$62,558	$89,540	$97,484
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$27,662	$23,019	$20,463
Taxes, including excise tax, paid during the period	17	333	—
Distributions declared during the period	(86,443)	(66,879)	(62,969)
Supplemental disclosure of noncash operating activity:
Funding of LLC equity interests in SLF	$(78,689)	$—	$—
Non-cash proceeds from principal payments on subordinated notes investment in SLF	78,689	—	—
Supplemental disclosure of noncash financing activity:
Proceeds from issuance of Class A-Ref 2010 Notes	$205,000	$—	$—
Redemptions of Class A and Class B 2010 Notes	(205,000)	—	—
See Notes to Consolidated Financial Statements.

The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported within the statement of financial position that sum to the total of the same such amounts in the Consolidated Statements of Cash Flows:
	Years ended September 30,
	2017	2016	2015
Cash and cash equivalents	$3,988	$10,947	$5,468
Restricted cash and cash equivalents	58,570	78,593	92,016
Total cash, cash equivalents and restricted cash and cash equivalents shown in the statement of cash flows	$62,558	$89,540	$97,484

See Note 2. Significant Accounting Policies and Recent Accounting Updates for a description of restricted cash and cash equivalents.
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2017
(In thousands)
	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Investments
Non-controlled/non-affiliate company investments
Debt investments
Aerospace and Defense
ILC Dover, LP*^#	One stop	L + 9.00%(a)	8.24% cash/ 2.00% PIK	03/2020	$17,617	$17,521	1.8%	$17,617
ILC Dover, LP	One stop	L + 9.00%(a)(c)	8.24% cash/ 2.00% PIK	03/2019	801	797	0.1	801
NTS Technical Systems*^#	One stop	L + 6.25%(a)	7.49%	06/2021	21,773	21,486	2.3	21,773
NTS Technical Systems(4)	One stop	L + 6.25%	N/A(5)	06/2021	—	(72)	—	—
NTS Technical Systems(4)	One stop	L + 6.25%	N/A(5)	06/2021	—	(120)	—	—
Tresys Technology Holdings, Inc.(6)	One stop	L + 6.75%(c)	8.08%	12/2017	3,899	3,845	0.1	1,170
Tresys Technology Holdings, Inc.(6)	One stop	L + 6.75%(c)	8.06%	12/2017	659	658	0.1	659
Tronair Parent, Inc.#	Senior loan	L + 4.75%(c)(e)	6.06%	09/2023	191	189	—	191
Tronair Parent, Inc.	Senior loan	L + 4.50%(c)	5.81%	09/2021	32	31	—	31
Whitcraft LLC*^#	One stop	L + 6.25%(c)	7.58%	04/2023	12,564	12,390	1.3	12,564
Whitcraft LLC	One stop	P + 5.25%(e)	9.50%	04/2023	17	16	—	17
Whitcraft LLC(4)	One stop	L + 6.25%	N/A(5)	04/2023	—	(5)	—	—
					57,553	56,736	5.7	54,823
Automobile
Dent Wizard International Corporation*	Senior loan	L + 4.75%(a)	5.98%	04/2020	4,522	4,499	0.5	4,522
OEConnection LLC*	Senior loan	L + 5.00%(c)	6.33%	06/2022	4,834	4,735	0.5	4,852
OEConnection LLC^	Senior loan	L + 4.75%(c)	6.08%	06/2023	2,590	2,565	0.3	2,573
OEConnection LLC(4)	Senior loan	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
T5 Merger Corporation*^	One stop	L + 6.25%(a)	7.49%	03/2022	4,380	4,312	0.4	4,380
T5 Merger Corporation*	One stop	L + 6.25%(a)	7.48%	03/2022	190	188	—	190
T5 Merger Corporation*	One stop	L + 6.25%(a)	7.48%	03/2022	60	59	—	60
T5 Merger Corporation	One stop	L + 6.50%(a)	7.74%	03/2022	8	6	—	8
					16,584	16,363	1.7	16,585
Banking
HedgeServ Holding L.P.*#	One stop	L + 8.00%(c)	7.23% cash/ 2.00% PIK	02/2019	17,182	17,147	1.8	17,182
HedgeServ Holding L.P.(4)	One stop	L + 6.00%	N/A(5)	02/2019	—	(3)	—	—
					17,182	17,144	1.8	17,182
Beverage, Food and Tobacco
Abita Brewing Co., L.L.C.	One stop	L + 5.75%(a)	6.99%	04/2021	7,763	7,655	0.8	7,530
Abita Brewing Co., L.L.C.(4)	One stop	L + 5.75%	N/A(5)	04/2021	—	(1)	—	(2)
ABP Corporation*	Senior loan	L + 4.75%(c)	6.07%	09/2018	4,647	4,632	0.5	4,647
ABP Corporation	Senior loan	P + 3.50%(e)	7.75%	09/2018	334	332	—	334
Benihana, Inc.*^	One stop	L + 7.00%(a)(c)	8.32%	01/2019	16,099	15,945	1.7	15,951
Benihana, Inc.	One stop	L + 7.00%(c)(e)	9.16%	07/2018	1,726	1,711	0.2	1,706
C. J. Foods, Inc.*^	One stop	L + 6.25%(c)	7.58%	05/2019	5,205	5,164	0.5	5,205
C. J. Foods, Inc.	One stop	L + 6.25%(c)	7.58%	05/2019	656	651	0.1	656
C. J. Foods, Inc.	One stop	L + 6.25%(c)	7.56%	05/2019	129	125	—	129
Cafe Rio Holding, Inc.*^	One stop	L + 5.75%(c)	7.08%	09/2023	10,475	10,294	1.1	10,371
Cafe Rio Holding, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2023	—	(2)	—	(1)
Cafe Rio Holding, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2023	—	(5)	—	(3)
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.06%	05/2018	1,063	1,058	0.1	1,063
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.06%	05/2018	299	297	—	299
Firebirds International, LLC^	One stop	L + 5.75%(c)	7.06%	12/2018	96	95	—	96
Firebirds International, LLC	One stop	L + 5.75%	N/A(5)	12/2018	—	—	—	—
Firebirds International, LLC(4)	One stop	L + 5.75%	N/A(5)	05/2018	—	(1)	—	—
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Beverage, Food and Tobacco – (continued)
FWR Holding Corporation^	One stop	L + 6.00%(c)	7.40%	08/2023	$5,312	$5,234	0.6%	$5,259
FWR Holding Corporation	One stop	L + 6.00%(a)(c)	7.28%	08/2023	18	17	—	18
FWR Holding Corporation(4)	One stop	L + 6.00%	N/A(5)	08/2023	—	(2)	—	(2)
Global Franchise Group, LLC*	Senior loan	L + 5.75%(c)	7.07%	12/2019	3,530	3,496	0.4	3,495
Global Franchise Group, LLC	Senior loan	L + 5.75%	N/A(5)	12/2019	—	—	—	—
Hopdoddy Holdings, LLC	One stop	L + 8.00%(a)	9.24%	08/2020	653	645	0.1	653
Hopdoddy Holdings, LLC	One stop	L + 8.00%(a)	9.24%	08/2020	266	265	—	266
Hopdoddy Holdings, LLC	One stop	L + 8.00%	N/A(5)	08/2020	—	—	—	—
Julio & Sons Company	One stop	L + 5.50%	N/A(5)	12/2018	—	—	—	—
Mid-America Pet Food, L.L.C.^	One stop	L + 5.50%(c)	6.83%	12/2021	5,640	5,568	0.6	5,640
Mid-America Pet Food, L.L.C.(4)	One stop	L + 5.50%	N/A(5)	12/2021	—	(1)	—	—
NBC Intermediate, LLC #	Senior loan	L + 4.50%(a)	5.74%	09/2023	2,288	2,265	0.2	2,265
NBC Intermediate, LLC	Senior loan	L + 4.50%	N/A(5)	09/2023	—	—	—	—
P&P Food Safety US Acquisition, Inc.*	One stop	L + 6.50%(c)	7.82%	11/2021	4,126	4,083	0.4	4,126
P&P Food Safety US Acquisition, Inc.	One stop	P + 5.25%(e)	9.50%	11/2021	13	13	—	13
Purfoods, LLC	One stop	L + 6.25%(c)	7.57%	05/2021	8,561	8,407	0.9	8,561
Purfoods, LLC	One stop	N/A	3.50% cash/ 7.00% PIK	05/2026	109	109	—	112
Purfoods, LLC	One stop	L + 6.25%(a)(c)	7.55%	05/2021	70	69	—	70
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	15	15	—	15
Purfoods, LLC	One stop	L + 6.25%(a)	7.49%	05/2021	15	15	—	15
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	14	14	—	14
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	11	11	—	11
Purfoods, LLC	One stop	L + 6.25%(c)	7.58%	05/2021	10	10	—	10
Restaurant Holding Company, LLC#	Senior loan	L + 7.75%(a)	8.99%	02/2019	4,469	4,455	0.4	4,246
Rubio’s Restaurants, Inc.*^	Senior loan	L + 4.75%(c)	6.07%	11/2018	8,828	8,807	0.9	8,828
Smashburger Finance LLC	Senior loan	L + 5.50%(c)	6.83%	05/2018	79	79	—	69
Smashburger Finance LLC(4)	Senior loan	L + 5.50%	N/A(5)	05/2018	—	(1)	—	—
Surfside Coffee Company LLC#c	One stop	L + 5.25%(c)	6.58%	06/2020	4,436	4,411	0.5	4,436
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.58%	06/2020	335	334	—	335
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.57%	06/2020	30	30	—	30
Tate’s Bake Shop, Inc.^	Senior loan	L + 5.00%(c)	6.33%	08/2019	591	588	0.1	591
Uinta Brewing Company^	One stop	L + 8.50%(a)	9.74%	08/2019	3,734	3,720	0.4	3,622
Uinta Brewing Company	One stop	L + 8.50%(a)	9.74%	08/2019	539	535	0.1	517
					102,184	101,141	10.6	101,196
Broadcasting and Entertainment
TouchTunes Interactive Networks, Inc.^	Senior loan	L + 4.75%(a)	5.99%	05/2021	1,462	1,458	0.2	1,469
Building and Real Estate
Brooks Equipment Company, LLC*^	One stop	L + 5.00%(b)(c)	6.32%	08/2020	21,846	21,687	2.3	21,846
Brooks Equipment Company, LLC*	One stop	L + 5.00%(c)	6.32%	08/2020	5,400	5,366	0.6	5,400
Brooks Equipment Company, LLC	One stop	L + 5.00%(a)	6.24%	08/2020	890	880	0.1	890
Jensen Hughes, Inc.#	Senior loan	L + 5.00%(d)	6.45%	12/2021	153	152	—	153
MRI Software LLC^	One stop	L + 6.00%(c)	7.33%	06/2023	23,923	23,312	2.5	23,683
MRI Software LLC#	One stop	L + 6.00%(c)	7.33%	06/2023	13,883	13,744	1.4	13,744
MRI Software LLC	One stop	L + 6.00%(c)	7.32%	06/2023	167	165	—	165
MRI Software LLC(4)	One stop	L + 6.00%	N/A(5)	06/2023	—	(3)	—	(2)
MRI Software LLC(4)	One stop	L + 6.00%(c)	N/A(5)	06/2023	—	(7)	—	(5)
					66,262	65,296	6.9	65,874

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Chemicals, Plastics and Rubber
Flexan, LLC*	One stop	L + 5.75%(c)	7.08%	02/2020	$2,333	$2,316	0.2%	$2,333
Flexan, LLC	One stop	P + 4.50%(e)	8.75%	02/2020	2	1	—	2
					2,335	2,317	0.2	2,335
Diversified/Conglomerate Manufacturing
Chase Industries, Inc.*^#	One stop	L + 5.75%(c)	7.05%	09/2020	31,371	31,164	3.3	31,371
Chase Industries, Inc.#	One stop	L + 5.75%(c)	7.05%	09/2020	4,771	4,747	0.5	4,771
Chase Industries, Inc.	One stop	L + 5.75%(a)	6.99%	09/2020	324	313	—	324
Inventus Power, Inc.*^	One stop	L + 6.50%(a)	7.74%	04/2020	8,140	8,098	0.7	7,326
Inventus Power, Inc.	One stop	L + 6.50%(a)	7.74%	04/2020	251	248	—	198
Onicon Incorporated*^#	One stop	L + 6.00%(c)	7.33%	04/2020	12,878	12,782	1.3	12,878
Onicon Incorporated(4)	One stop	L + 6.00%	N/A(5)	04/2020	—	(4)	—	—
PetroChoice Holdings, Inc.^	Senior loan	L + 5.00%(b)	6.28%	08/2022	1,750	1,709	0.2	1,750
Plex Systems, Inc.*^	One stop	L + 7.50%(d)	8.96%	06/2020	18,797	18,527	2.0	18,797
Plex Systems, Inc.(4)	One stop	L + 7.50%	N/A(5)	06/2020	—	(22)	—	—
Reladyne, Inc.*^#	Senior loan	L + 5.00%(a)	6.24%	07/2022	17,049	16,812	1.8	16,879
Reladyne, Inc.(4)	Senior loan	L + 5.00%	N/A(5)	07/2022	—	(2)	—	(2)
Reladyne, Inc.(4)	Senior loan	L + 5.00%	N/A(5)	07/2022	—	(5)	—	(5)
Sunless Merger Sub, Inc.#	Senior loan	L + 5.00%(a)(e)	6.27%	07/2019	1,457	1,463	0.2	1,457
Sunless Merger Sub, Inc.	Senior loan	P + 3.75%(e)	8.00%	07/2019	326	326	—	326
					97,114	96,156	10.0	96,070
Diversified/Conglomerate Service
Accela, Inc.#	One stop	L + 6.25%(c)	7.58%	09/2023	5,842	5,754	0.6	5,783
Accela, Inc.	One stop	P + 5.25%(e)	9.50%	09/2023	1	—	—	1
Actiance, Inc.*^	One stop	L + 9.00%(a)	10.24%	10/2019	3,962	3,862	0.4	3,962
Actiance, Inc.	One stop	L + 9.00%(a)	10.24%	10/2019	20	20	—	20
Agility Recovery Solutions Inc.*^	One stop	L + 6.50%(c)	7.81%	03/2020	13,924	13,823	1.4	13,924
Agility Recovery Solutions Inc.(4)	One stop	L + 6.50%	N/A(5)	03/2020	—	(4)	—	—
Anaqua, Inc.#	One stop	L + 6.50%(c)	7.81%	07/2022	7,018	6,917	0.7	6,948
Anaqua, Inc.(4)	One stop	L + 6.50%	N/A(5)	07/2022	—	(1)	—	(1)
Bomgar Corporation^	One stop	L + 7.50%(c)	8.83%	06/2022	4,839	4,762	0.5	4,839
Bomgar Corporation(4)	One stop	L + 7.50%	N/A(5)	06/2022	—	(2)	—	—
Clearwater Analytics, LLC*^	One stop	L + 7.50%(a)	8.74%	09/2022	9,594	9,451	1.0	9,594
Clearwater Analytics, LLC	One stop	L + 7.50%(a)	8.74%	09/2022	9	8	—	9
Daxko Acquisition Corporation*^	One stop	L + 6.50%(a)	7.74%	09/2022	8,472	8,366	0.9	8,472
Daxko Acquisition Corporation	One stop	L + 6.50%	N/A(5)	09/2022	—	—	—	—
EGD Security Systems, LLC	One stop	L + 6.25%(c)	7.55%	06/2022	11,114	10,918	1.1	11,114
EGD Security Systems, LLC^	One stop	L + 6.25%(a)	7.49%	06/2022	98	97	—	98
EGD Security Systems, LLC	One stop	L + 6.25%(a)(c)	7.55%	06/2022	35	34	—	35
EGD Security Systems, LLC(4)	One stop	L + 6.25%	N/A(5)	06/2022	—	(1)	—	—
HealthcareSource HR, Inc.*	One stop	L + 6.75%(c)	8.08%	05/2020	20,719	20,439	2.1	20,719
HealthcareSource HR, Inc.(4)	One stop	L + 6.75%	N/A(5)	05/2020	—	(1)	—	—
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	3,098	3,055	0.3	3,098
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	2,597	2,470	0.3	2,597
Host Analytics, Inc.(4)	One stop	N/A	N/A(5)	08/2021	—	(7)	—	—
III US Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	09/2022	—	(1)	—	—
Integration Appliance, Inc.*^	One stop	L + 8.25%(c)	9.57%	09/2020	16,123	16,020	1.7	16,123
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	7,914	7,806	0.8	7,914
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	5,396	5,329	0.6	5,396
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	2,484	2,462	0.3	2,484
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.57%	09/2020	924	917	0.1	924
Integration Appliance, Inc.*	One stop	L + 8.25%(c)	9.57%	09/2020	719	712	0.1	719
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Diversified/Conglomerate Service – (continued)
Maverick Bidco Inc.*#	One stop	L + 6.25%(c)	7.56%	04/2023	$17,645	$17,311	1.8%	$17,645
Maverick Bidco Inc.	One stop	L + 6.25%(c)	7.57%	04/2023	27	25	—	27
Maverick Bidco Inc.(4)	One stop	L + 6.25%	N/A(5)	04/2023	—	(2)	—	—
MMan Acquisition Co.#	One stop	L + 6.00%(b)	7.26%	08/2023	9,824	9,680	1.0	9,726
MMan Acquisition Co.	One stop	L + 6.00%(c)	7.33%	08/2023	10	9	—	9
Netsmart Technologies, Inc.#	Senior loan	L + 4.50%(c)	5.83%	04/2023	1,755	1,740	0.2	1,779
Netsmart Technologies, Inc.(4)	Senior loan	L + 4.75%	N/A(5)	04/2023	—	(8)	—	—
PT Intermediate Holdings III, LLC	One stop	L + 6.50%(a)	7.74%	06/2022	22,028	21,594	2.3	22,028
PT Intermediate Holdings III, LLC*	One stop	L + 6.50%(a)	7.74%	06/2022	2,177	2,157	0.2	2,177
PT Intermediate Holdings III, LLC	One stop	L + 6.50%(a)(e)	7.90%	06/2022	200	197	—	200
Saba Software, Inc.#	One stop	L + 5.50%(a)	6.74%	05/2023	20,297	19,967	2.1	20,297
Saba Software, Inc.(4)	One stop	L + 5.50%	N/A(5)	05/2023	—	(2)	—	—
Saldon Holdings, Inc. *	Senior loan	L + 4.50%(a)(b)	5.77%	09/2022	803	793	0.1	793
Secure-24, LLC*^	One stop	L + 5.00%(c)	6.33%	08/2019	21,653	21,479	2.3	21,653
Secure-24, LLC(4)	One stop	L + 5.00%	N/A(5)	08/2019	—	(4)	—	—
Severin Acquisition, LLC^	Senior loan	L + 5.38%(a)	6.62%	07/2021	883	873	0.1	898
Severin Acquisition, LLC^	Senior loan	L + 5.00%(a)	6.24%	07/2021	786	778	0.1	789
Severin Acquisition, LLC^	Senior loan	L + 5.38%(a)	6.62%	07/2021	601	594	0.1	611
Severin Acquisition, LLC^	Senior loan	L + 4.88%(a)	6.12%	07/2021	194	192	—	194
Switchfly, Inc.	One stop	L + 10.00%(c)	9.80% cash/ 1.50% PIK	04/2020	2,398	2,296	0.3	2,398
Switchfly, Inc.	One stop	L + 10.00%	N/A(5)	04/2020	—	—	—	—
Telesoft, LLC#	One stop	L + 5.50%(c)	6.81%	07/2022	4,192	4,152	0.4	4,150
Telesoft, LLC(4)	One stop	L + 5.50%	N/A(5)	07/2022	—	(1)	—	(1)
Trintech, Inc.*^#	One stop	L + 6.00%(c)	7.31%	10/2021	12,096	11,987	1.3	12,096
Trintech, Inc.	One stop	L + 6.00%	N/A(5)	10/2021	—	—	—	—
Vendavo, Inc.	One stop	L + 8.50%(c)	9.80%	10/2019	17,982	17,804	1.9	17,982
Vendavo, Inc.(4)	One stop	L + 8.50%	N/A(5)	10/2019	—	(6)	—	—
Vendor Credentialing Service LLC^	One stop	L + 6.00%(a)	7.24%	11/2021	12,239	12,018	1.3	12,239
Vendor Credentialing Service LLC(4)	One stop	L + 6.00%	N/A(5)	11/2021	—	(1)	—	—
Verisys Corporation*	One stop	L + 6.75%(c)	8.08%	01/2023	3,926	3,873	0.4	3,926
Verisys Corporation(4)	One stop	L + 6.75%	N/A(5)	01/2023	—	(1)	—	—
Workforce Software, LLC^	One stop	L + 10.50%(c)	4.80% cash/ 7.00% PIK	06/2021	5,343	5,315	0.6	5,343
Workforce Software, LLC	One stop	L + 10.50%(c)	4.80% cash/ 7.00% PIK	06/2021	50	50	—	50
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 9.25%(a)	9.74% cash/ 0.75% PIK	08/2021	4,874	4,803	0.5	4,874
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 9.25%(a)	9.74% cash/ 0.75% PIK	08/2021	20	20	—	20
					286,905	282,887	29.9	286,675
Ecological
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.24%	09/2022	15,345	14,994	1.6	15,345
Pace Analytical Services, LLC^	One stop	L + 6.00%(a)	7.24%	09/2022	1,427	1,406	0.2	1,427
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.24%	09/2022	349	344	—	349
Pace Analytical Services, LLC	One stop	L + 6.00%(a)	7.24%	09/2022	25	24	—	25
Pace Analytical Services, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2022	—	(5)	—	—
WRE Holding Corp.#	Senior loan	L + 4.75%(a)	5.99%	01/2023	1,019	1,008	0.1	1,019
WRE Holding Corp.	Senior loan	L + 4.75%(a)(c)	6.00%	01/2023	7	7	—	7
WRE Holding Corp.	Senior loan	L + 4.75%	N/A(5)	01/2023	—	—	—	—
WRE Holding Corp.(4)	Senior loan	L + 4.75%	N/A(5)	01/2023	—	(1)	—	—
					18,172	17,777	1.9	18,172

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Electronics
Appriss Holdings, Inc.*^	Senior loan	L + 5.25%(c)	6.58%	11/2020	$15,295	$15,157	1.6%	$15,295
Appriss Holdings, Inc.	Senior loan	L + 5.25%(b)	6.53%	11/2020	1,892	1,869	0.2	1,892
Compusearch Software Holdings, Inc.^	Senior loan	L + 4.25%(c)	5.58%	05/2021	1,735	1,733	0.2	1,735
Diligent Corporation#	One stop	L + 6.25%(c)	7.58%	04/2022	4,928	4,860	0.5	4,928
Diligent Corporation*	One stop	L + 6.25%(c)	7.58%	04/2022	4,839	4,735	0.5	4,839
Diligent Corporation*^	One stop	L + 6.25%(c)	7.58%	04/2022	2,648	2,609	0.3	2,648
Diligent Corporation(4)	One stop	L + 6.25%	N/A(5)	04/2022	—	(2)	—	—
Gamma Technologies, LLC^	One stop	L + 4.75%(a)	5.99%	06/2021	7,555	7,508	0.8	7,555
Gamma Technologies, LLC(4)	One stop	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
LD Intermediate Holdings, Inc.*^	Senior loan	L + 5.88%(c)	7.19%	12/2022	2,540	2,362	0.2	2,390
Park Place Technologies LLC*^	Senior loan	L + 5.00%(c)	6.33%	06/2022	15,751	15,587	1.6	15,594
Park Place Technologies LLC(4)	One stop	L + 5.00%	N/A(5)	06/2022	—	(2)	—	(2)
Sloan Company, Inc., The#	One stop	L + 7.25%(c)	8.58%	04/2020	7,437	7,364	0.7	7,065
Sloan Company, Inc., The	One stop	L + 7.25%(c)	8.57%	04/2020	33	32	—	30
Sovos Compliance*^	One stop	L + 6.00%(a)	7.24%	03/2022	9,328	9,186	1.0	9,235
Sovos Compliance(4)	One stop	L + 6.00%	N/A(5)	03/2022	—	(2)	—	(1)
Sovos Compliance Formerly Taxware, LLC^	One stop	L + 6.00%(a)	7.24%	03/2022	1,569	1,546	0.2	1,553
Sovos Compliance Formerly Taxware, LLC	One stop	L + 6.00%	N/A(5)	03/2022	—	—	—	—
Watchfire Enterprises, Inc.	Second Lien	L + 8.00%(c)	9.33%	10/2021	9,434	9,306	1.0	9,434
					84,984	83,847	8.8	84,190
Grocery
MyWebGrocer, Inc.*	One stop	L + 8.75%(a)	10.00%	10/2017	14,271	14,265	1.5	14,271
Healthcare, Education and Childcare
Active Day, Inc.	One stop	L + 6.00%(a)	7.24%	12/2021	13,401	13,145	1.4	13,401
Active Day, Inc.^	One stop	L + 6.00%(a)	7.24%	12/2021	1,034	1,021	0.1	1,034
Active Day, Inc.	One stop	L + 6.00%(a)	7.24%	12/2021	666	660	0.1	666
Active Day, Inc.	One stop	L + 6.00%(a)	7.24%	12/2021	460	455	—	460
Active Day, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2021	—	(1)	—	—
Active Day, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2021	—	(3)	—	—
Acuity Eyecare Holdings, LLC	One stop	L + 6.75%(b)(c)	8.04%	03/2022	3,614	3,533	0.4	3,614
Acuity Eyecare Holdings, LLC	One stop	L + 6.75%(c)	8.06%	03/2022	38	36	—	38
Acuity Eyecare Holdings, LLC(4)	One stop	L + 6.75%	N/A(5)	03/2022	—	(1)	—	—
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	7.08%	05/2022	21,281	20,788	2.2	20,855
ADCS Clinics Intermediate Holdings, LLC*	One stop	L + 5.75%(c)	7.08%	05/2022	108	107	—	106
ADCS Clinics Intermediate Holdings, LLC	One stop	P + 4.75%(e)	9.00%	05/2022	95	93	—	93
ADCS Clinics Intermediate Holdings, LLC*	One stop	L + 5.75%(c)	7.08%	05/2022	32	31	—	31
ADCS Clinics Intermediate Holdings, LLC	One stop	P + 4.75%(e)	9.00%	05/2022	5	2	—	5
Agilitas USA, Inc.#	One stop	L + 6.00%(c)	7.30%	04/2022	8,439	8,362	0.9	8,439
Agilitas USA, Inc.	One stop	L + 6.00%(c)	7.30%	04/2022	10	9	—	10
Agilitas USA, Inc.(4)	One stop	L + 6.00%	N/A(5)	04/2022	—	(1)	—	—
Aris Teleradiology Company, LLC*	Senior loan	L + 5.50%(c)	6.83%	03/2021	2,699	2,679	0.2	2,322
Aris Teleradiology Company, LLC	Senior loan	L + 5.50%(c)	6.81%	03/2021	25	25	—	21
Avalign Technologies, Inc.^	Senior loan	L + 4.50%(a)	5.74%	07/2021	1,442	1,437	0.2	1,438
BIORECLAMATIONIVT, LLC*^#	One stop	L + 5.75%(a)	6.99%	01/2021	15,764	15,586	1.7	15,764
BIORECLAMATIONIVT, LLC	One stop	P + 4.75%(e)	9.00%	01/2021	55	54	—	55
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.83%	08/2019	1,479	1,473	0.2	1,479
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.83%	08/2019	567	561	0.1	567
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare – (continued)
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.83%	08/2019	$189	$189	—%	$189
California Cryobank, LLC(4)	One stop	L + 5.50%	N/A(5)	08/2019	—	(1)	—	—
CLP Healthcare Services, Inc.^	Senior loan	L + 5.25%(c)	6.58%	12/2020	3,924	3,897	0.4	3,846
Curo Health Services LLC#	Senior loan	L + 4.00%(b)(c)	5.31%	02/2022	3,273	3,261	0.3	3,283
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.58%	07/2021	18,776	18,515	2.0	18,776
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.58%	07/2021	13,467	13,355	1.4	13,467
DCA Investment Holding, LLC#	One stop	L + 5.25%(c)	6.58%	07/2021	2,475	2,436	0.3	2,475
DCA Investment Holding, LLC	One stop	P + 4.25%(e)	8.50%	07/2021	657	645	0.1	657
DCA Investment Holding, LLC(4)	One stop	L + 5.25%	N/A(5)	07/2021	—	(3)	—	—
Deca Dental Management LLC*^	One stop	L + 6.25%(c)	7.58%	07/2020	4,086	4,052	0.4	4,086
Deca Dental Management LLC	One stop	L + 6.25%(a)(c)	7.57%	07/2020	497	493	0.1	497
Deca Dental Management LLC	One stop	L + 6.25%(a)	7.49%	07/2020	50	50	—	50
Deca Dental Management LLC(4)	One stop	L + 6.25%	N/A(5)	07/2020	—	(2)	—	—
Delta Educational Systems*(6)	Senior loan	P + 6.75%(e)	9.00% cash/ 2.00% PIK	12/2018	1,438	1,433	—	—
Delta Educational Systems(4)(6)	Senior loan	L + 6.00%	N/A(5)	12/2018	—	—	—	(60)
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.81%	02/2020	7,436	7,339	0.8	7,287
Dental Holdings Corporation	One stop	L + 5.50%(b)	6.78%	02/2020	1,133	1,121	0.1	1,110
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.82%	02/2020	220	211	—	198
eSolutions, Inc.*^	One stop	L + 6.50%(a)	7.74%	03/2022	20,091	19,787	2.1	20,091
eSolutions, Inc.(4)	One stop	L + 6.50%	N/A(5)	03/2022	—	(1)	—	—
Excelligence Learning Corporation^	One stop	L + 6.00%(a)	7.24%	04/2023	4,854	4,809	0.5	4,854
Eyecare Services Partners Holdings LLC	One stop	L + 6.25%(c)	7.58%	05/2023	8,006	7,800	0.8	8,006
Eyecare Services Partners Holdings LLC	One stop	P + 5.25%(e)	9.50%	05/2023	17	14	—	17
Eyecare Services Partners Holdings LLC(4)	One stop	L + 6.25%	N/A(5)	05/2023	—	(4)	—	—
Eyecare Services Partners Holdings LLC(4)	One stop	L + 6.25%	N/A(5)	05/2023	—	(5)	—	—
G & H Wire Company, Inc.#	One stop	L + 5.50%(c)	6.81%	09/2023	5,642	5,572	0.6	5,585
G & H Wire Company, Inc.(4)	One stop	L + 5.50%	N/A(5)	09/2023	—	(1)	—	(1)
Immucor, Inc.#	Senior loan	L + 5.00%(a)	6.24%	06/2021	1,613	1,592	0.2	1,639
Joerns Healthcare, LLC*^	One stop	L + 6.50%(c)	7.82%	05/2020	3,497	3,462	0.3	3,281
Kareo, Inc.	One stop	L + 9.00%(b)	10.27%	06/2022	4,518	4,303	0.5	4,518
Kareo, Inc.	One stop	L + 9.00%	N/A(5)	06/2022	—	—	—	—
Katena Holdings, Inc.^	One stop	L + 6.25%(c)	7.58%	06/2021	8,611	8,555	0.9	8,439
Katena Holdings, Inc.^	One stop	L + 6.25%(c)	7.58%	06/2021	841	836	0.1	824
Katena Holdings, Inc.	One stop	P + 5.25%(e)	9.50%	06/2021	64	63	—	62
Lombart Brothers, Inc.#	One stop	L + 6.75%(c)	8.08%	04/2022	3,631	3,548	0.4	3,631
Lombart Brothers, Inc.#(7)	One stop	L + 6.75%(c)	8.08%	04/2022	1,664	1,639	0.2	1,664
Lombart Brothers, Inc.	One stop	P + 5.50%(e)	9.75%	04/2022	36	35	—	36
Lombart Brothers, Inc.(7)	One stop	L + 6.75%	N/A(5)	04/2022	—	—	—	—
Maverick Healthcare Group, LLC*	Senior loan	L + 7.50%(a)	7.25% cash/ 2.00% PIK	12/2017	1,959	1,959	0.2	1,900
Maverick Healthcare Group, LLC	Senior loan	P + 6.50%(e)	5.25% cash/ 5.50% PIK	12/2017	82	82	—	82
MWD Management, LLC & MWD Services, Inc.#	One stop	L + 5.25%(c)	6.58%	06/2023	5,925	5,854	0.6	5,925
MWD Management, LLC & MWD Services, Inc.(4)	One stop	L + 5.25%	N/A(5)	06/2022	—	(1)	—	—
MWD Management, LLC & MWD Services, Inc.(4)	One stop	L + 5.25%	N/A(5)	06/2023	—	(2)	—	—
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	9,434	9,226	1.0	9,434
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare – (continued)
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	$952	$938	0.1%	$952
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(a)(b)(c)	7.78%	05/2022	201	199	—	201
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.81%	05/2022	46	45	—	46
Oliver Street Dermatology Holdings, LLC*	One stop	L + 6.50%(c)	7.83%	05/2022	42	41	—	42
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	33	32	—	33
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.83%	05/2022	30	30	—	30
Oliver Street Dermatology Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	05/2022	—	(1)	—	—
Oliver Street Dermatology Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	05/2022	—	(1)	—	—
Pinnacle Treatment Centers, Inc.	One stop	L + 6.25%(b)	7.53%	08/2021	9,980	9,768	1.0	9,980
Pinnacle Treatment Centers, Inc.	One stop	P + 5.00%(e)	9.25%	08/2021	30	29	—	30
Pinnacle Treatment Centers, Inc.(4)	One stop	L + 6.25%	N/A(5)	08/2021	—	(2)	—	—
PPT Management Holdings, LLC^	One stop	L + 6.00%(c)	7.33%	12/2022	10,223	10,022	1.0	10,018
PPT Management Holdings, LLC	One stop	L + 6.00%(c)	7.33%	12/2022	135	132	—	132
PPT Management Holdings, LLC	One stop	L + 6.00%(a)	7.24%	12/2022	50	46	—	46
Premise Health Holding Corp.*^#	One stop	L + 4.50%(c)	5.83%	06/2020	14,812	14,753	1.5	14,812
Premise Health Holding Corp.(4)	One stop	L + 4.50%	N/A(5)	06/2020	—	(12)	—	—
Pyramid Healthcare, Inc.	One stop	L + 6.50%(a)	7.74%	08/2019	150	148	—	150
Radiology Partners, Inc.^#	One stop	L + 5.75%(c)	7.08%	09/2020	22,345	22,111	2.3	22,345
Radiology Partners, Inc.	One stop	L + 5.75%(c)	7.08%	09/2020	925	909	0.1	925
Radiology Partners, Inc.	One stop	L + 5.75%(c)	7.08%	09/2020	701	700	0.1	701
Radiology Partners, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2020	—	(4)	—	—
Reliant Pro ReHab, LLC*	Senior loan	L + 5.00%(c)	6.33%	12/2017	2,474	2,472	0.3	2,474
Reliant Pro ReHab, LLC	Senior loan	P + 4.00%(e)	8.25%	12/2017	352	351	—	352
Riverchase MSO, LLC#	Senior loan	L + 5.25%(c)	6.58%	10/2022	4,981	4,917	0.5	4,981
Riverchase MSO, LLC	Senior loan	L + 5.25%(c)	6.58%	10/2022	28	27	—	28
RXH Buyer Corporation*^	One stop	L + 5.75%(c)	7.08%	09/2021	17,259	17,032	1.8	16,914
RXH Buyer Corporation*	One stop	L + 5.75%(c)	7.08%	09/2021	1,953	1,928	0.2	1,914
RXH Buyer Corporation	One stop	L + 5.75%(c)(e)	7.61%	09/2021	55	52	—	51
SLMP, LLC	One stop	L + 6.00%(a)	7.24%	05/2023	6,196	6,050	0.6	6,196
SLMP, LLC	One stop	N/A	7.50% PIK	05/2027	83	83	—	83
SLMP, LLC(4)	One stop	L + 6.00%	N/A(5)	05/2023	—	(1)	—	—
SLMP, LLC(4)	One stop	L + 6.00%	N/A(5)	05/2023	—	(1)	—	—
Spear Education, LLC^	One stop	L + 6.00%(c)	7.30%	08/2019	4,644	4,622	0.5	4,644
Spear Education, LLC	One stop	L + 6.00%(c)	7.30%	08/2019	75	75	—	75
Spear Education, LLC(4)	One stop	L + 6.00%	N/A(5)	08/2019	—	—	—	(1)
Summit Behavioral Holdings I, LLC*	One stop	L + 5.00%(a)	6.24%	06/2021	4,338	4,297	0.5	4,338
Summit Behavioral Holdings I, LLC	One stop	L + 5.00%(a)	6.24%	06/2021	113	112	—	113
Summit Behavioral Holdings I, LLC	One stop	L + 5.00%(a)	6.24%	06/2021	5	5	—	5
WHCG Management, LLC*	Senior loan	L + 4.75%(c)	6.08%	03/2023	2,394	2,367	0.2	2,394
WHCG Management, LLC(4)	Senior loan	L + 4.75%	N/A(5)	03/2023	—	(1)	—	—
WHCG Management, LLC(4)	Senior loan	L + 4.75%	N/A(5)	03/2023	—	(3)	—	—
WIRB-Copernicus Group, Inc.*^	Senior loan	L + 5.00%(c)	6.33%	08/2022	9,812	9,733	1.0	9,812
WIRB-Copernicus Group, Inc.	Senior loan	L + 5.00%	N/A(5)	08/2022	—	—	—	—
Young Innovations, Inc.*	Senior loan	L + 5.00%(c)	6.33%	01/2019	3,587	3,566	0.4	3,587
Young Innovations, Inc.	Senior loan	L + 5.00%(c)	6.33%	01/2019	9	9	—	9
					328,333	323,739	33.9	324,658

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Home and Office Furnishings, Housewares, and Durable Consumer
CST Buyer Company^	Senior loan	L + 6.25%(c)	7.58%	03/2023	$2,642	$2,576	0.3%	$2,642
CST Buyer Company(4)	Senior loan	L + 6.25%	N/A(5)	03/2023	—	(1)	—	—
Plano Molding Company, LLC*^#	One stop	L + 7.50%(a)	8.74%	05/2021	14,485	14,331	1.3	12,312
					17,127	16,906	1.6	14,954
Hotels, Motels, Inns, and Gaming
Aimbridge Hospitality, LLC*^	One stop	L + 5.50%(a)	6.74%	06/2022	10,041	9,875	1.0	10,041
Aimbridge Hospitality, LLC	One stop	L + 5.50%(a)	6.74%	06/2022	16	15	—	16
Aimbridge Hospitality, LLC(4)	One stop	L + 5.50%	N/A(5)	06/2022	—	(1)	—	—
					10,057	9,889	1.0	10,057
Insurance
Captive Resources Midco, LLC*^#	One stop	L + 5.75%(a)	6.99%	06/2020	24,253	24,075	2.5	24,253
Captive Resources Midco, LLC(4)	One stop	L + 5.75%	N/A(5)	06/2020	—	(12)	—	—
Captive Resources Midco, LLC(4)	One stop	L + 5.75%	N/A(5)	06/2020	—	(13)	—	—
Higginbotham Insurance Agency, Inc.*	Senior loan	L + 5.00%(a)	6.24%	11/2021	1,595	1,584	0.2	1,595
Internet Pipeline, Inc.	One stop	L + 7.25%(a)	8.49%	08/2022	4,847	4,743	0.5	4,917
Internet Pipeline, Inc.*	One stop	L + 6.25%(a)	7.48%	08/2022	2,098	2,078	0.2	2,046
Internet Pipeline, Inc.*	One stop	L + 6.25%(a)	7.48%	08/2022	794	786	0.1	775
Internet Pipeline, Inc.(4)	One stop	L + 7.25%	N/A(5)	08/2021	—	(1)	—	1
RSC Acquisition, Inc.#	Senior loan	L + 5.25%(c)	6.58%	11/2022	919	913	0.1	919
RSC Acquisition, Inc.(4)	Senior loan	L + 5.25%	N/A(5)	11/2022	—	(1)	—	—
					34,506	34,152	3.6	34,506
Leisure, Amusement, Motion Pictures, Entertainment
NFD Operating, LLC#	One stop	L + 7.00%(c)	8.30%	06/2021	2,325	2,299	0.2	2,325
NFD Operating, LLC	One stop	L + 7.00%	N/A(5)	06/2021	—	—	—	—
NFD Operating, LLC(4)	One stop	L + 7.00%	N/A(5)	06/2021	—	(1)	—	—
PADI Holdco, Inc.*^#	One stop	L + 6.50%(c)	7.84%	04/2023	19,550	19,278	2.1	19,550
PADI Holdco, Inc.	One stop	L + 6.50%(b)(c)	7.78%	04/2022	72	70	—	72
Self Esteem Brands, LLC*^#	Senior loan	L + 4.75%(a)	5.99%	02/2020	17,983	17,889	1.9	17,983
Self Esteem Brands, LLC(4)	Senior loan	L + 4.75%	N/A(5)	02/2020	—	(4)	—	—
Teaching Company, The	One stop	L + 7.00%(a)(c)	8.32%	08/2020	18,835	18,673	1.9	18,459
Teaching Company, The	One stop	L + 7.00%(a)(e)	8.24%	08/2020	25	24	—	23
Titan Fitness, LLC*	One stop	L + 7.00%(a)	8.25%	09/2019	13,088	12,987	1.4	13,088
Titan Fitness, LLC	One stop	L + 7.00%(a)	8.25%	09/2019	1,972	1,962	0.2	1,972
Titan Fitness, LLC*	One stop	L + 7.00%(a)	8.25%	09/2019	1,733	1,725	0.2	1,733
Titan Fitness, LLC(4)	One stop	L + 7.00%	N/A(5)	09/2019	—	(9)	—	—
Titan Fitness, LLC(4)	One stop	L + 7.00%	N/A(5)	09/2019	—	(14)	—	—
					75,583	74,879	7.9	75,205
Oil and Gas
Drilling Info, Inc.*^#	One stop	L + 6.25%(b)	7.52%	06/2020	6,399	6,362	0.7	6,351
Drilling Info, Inc.	One stop	L + 6.25%	N/A(5)	06/2020	—	—	—	—
					6,399	6,362	0.7	6,351
Personal and Non Durable Consumer Products (Mfg. Only)
Georgica Pine Clothiers, LLC	One stop	L + 5.50%(c)	6.83%	11/2021	5,678	5,600	0.6	5,678
Georgica Pine Clothiers, LLC^	One stop	L + 5.50%(c)	6.83%	11/2021	495	491	0.1	495
Georgica Pine Clothiers, LLC*	One stop	L + 5.50%(c)	6.83%	11/2021	347	344	0.1	347
Georgica Pine Clothiers, LLC	One stop	L + 5.50%(c)	6.83%	11/2021	58	57	—	58
IMPLUS Footwear, LLC	One stop	L + 6.75%(c)	8.08%	04/2021	10,307	10,165	1.1	10,307
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Personal and Non Durable Consumer Products (Mfg. Only) – (continued)
IMPLUS Footwear, LLC	One stop	L + 6.75%(c)	8.07%	04/2021	$1,815	$1,790	0.2%	$1,815
Massage Envy, LLC*^#	One stop	L + 6.75%(c)(e)	8.09%	09/2020	35,191	34,868	3.7	35,191
Massage Envy, LLC	One stop	L + 6.75%(a)	7.99%	09/2020	316	306	—	316
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.07%	09/2020	100	99	—	100
Massage Envy, LLC	One stop	L + 6.75%(c)	8.07%	09/2020	40	40	—	40
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.08%	09/2020	35	35	—	35
Massage Envy, LLC	One stop	L + 6.75%(c)(e)	8.10%	09/2020	15	15	—	15
Massage Envy, LLC(4)	One stop	L + 6.75%	N/A(5)	09/2020	—	(1)	—	—
Orthotics Holdings, Inc.*#	One stop	L + 6.00%(a)	7.24%	02/2020	8,290	8,222	0.8	8,125
Orthotics Holdings, Inc.*#(7)	One stop	L + 6.00%(a)	7.24%	02/2020	1,359	1,348	0.1	1,332
Orthotics Holdings, Inc.(4)(7)	One stop	L + 6.00%	N/A(5)	02/2020	—	(1)	—	—
Orthotics Holdings, Inc.(4)	One stop	L + 6.00%	N/A(5)	02/2020	—	(10)	—	(4)
Team Technologies Acquisition Company^	Senior loan	L + 5.00%(c)(e)	6.32%	12/2017	4,287	4,284	0.4	4,278
Team Technologies Acquisition Company#	Senior loan	L + 5.50%(c)(e)	6.82%	12/2017	790	789	0.1	799
Team Technologies Acquisition Company(4)	Senior loan	L + 5.00%	N/A(5)	12/2017	—	—	—	(1)
					69,123	68,441	7.2	68,926
Personal, Food and Miscellaneous Services
Community Veterinary Partners, LLC	One stop	L + 5.50%(c)	6.83%	10/2021	42	41	—	42
Ignite Restaurant Group, Inc.^(6)	One stop	P + 6.00%(e)	10.25%	02/2019	4,312	4,285	0.1	1,186
PetVet Care Centers LLC*^#	One stop	L + 6.00%(c)	7.33%	06/2023	16,780	16,620	1.8	16,780
PetVet Care Centers LLC	One stop	L + 6.00%(c)	7.32%	06/2023	430	421	—	430
PetVet Care Centers LLC	One stop	L + 6.00%(b)	7.27%	06/2023	69	66	—	69
Southern Veterinary Partners, LLC#	One stop	L + 5.00%(a)	6.24%	06/2020	3,900	3,873	0.4	3,900
Southern Veterinary Partners, LLC	One stop	L + 5.00%(a)	6.23%	06/2020	160	158	—	160
Southern Veterinary Partners, LLC	One stop	L + 5.00%(a)	6.23%	06/2020	17	17	—	17
Vetcor Professional Practices LLC*^#	One stop	L + 6.00%(c)	7.33%	04/2021	28,750	28,348	3.0	28,750
Vetcor Professional Practices LLC*	One stop	L + 6.00%(c)	7.33%	04/2021	956	949	0.1	956
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	948	934	0.1	948
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.33%	04/2021	861	849	0.1	861
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	745	745	0.1	745
Vetcor Professional Practices LLC^	One stop	L + 6.00%(c)	7.33%	04/2021	725	715	0.1	725
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	285	283	—	285
Vetcor Professional Practices LLC#	One stop	L + 6.00%(c)	7.33%	04/2021	233	232	—	233
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.33%	04/2021	219	211	—	219
Vetcor Professional Practices LLC	One stop	L + 6.00%(c)	7.33%	04/2021	17	13	—	17
Veterinary Specialists of North America, LLC^	One stop	L + 5.25%(c)	6.56%	07/2021	7,406	7,334	0.8	7,406
Veterinary Specialists of North America, LLC	One stop	L + 5.25%(c)	6.58%	07/2021	89	74	—	89
Veterinary Specialists of North America, LLC#	One stop	L + 5.25%(c)	6.56%	07/2021	63	63	—	63
Veterinary Specialists of North America, LLC(4)	One stop	L + 5.25%	N/A(5)	07/2021	—	(2)	—	—
Wetzel’s Pretzels, LLC	One stop	L + 6.75%(a)	7.99%	09/2021	6,472	6,332	0.7	6,472
Wetzel’s Pretzels, LLC(4)	One stop	L + 6.75%	N/A(5)	09/2021	—	(1)	—	—
					73,479	72,560	7.3	70,353

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Printing and Publishing
Brandmuscle, Inc.^	Senior loan	L + 5.00%(c)	6.33%	12/2021	$624	$619	0.1%	$629
Marketo, Inc.	One stop	L + 9.50%(c)	10.83%	08/2021	9,940	9,709	1.0	9,940
Marketo, Inc.(4)	One stop	L + 9.50%	N/A(5)	08/2021	—	(1)	—	—
					10,564	10,327	1.1	10,569
Retail Stores
Batteries Plus Holding Corporation	One stop	L + 6.75%(a)	7.99%	07/2022	13,722	13,440	1.4	13,722
Batteries Plus Holding Corporation(4)	One stop	L + 6.75%	N/A(5)	07/2022	—	(2)	—	—
CVS Holdings I, LP*^#	One stop	L + 6.25%(a)	7.49%	08/2021	22,058	21,773	2.3	22,058
CVS Holdings I, LP*	One stop	L + 6.25%(a)	7.49%	08/2021	318	313	—	318
CVS Holdings I, LP	One stop	L + 6.25%(a)	7.49%	08/2021	34	28	—	34
CVS Holdings I, LP(4)	One stop	L + 6.25%	N/A(5)	08/2020	—	(2)	—	—
Cycle Gear, Inc.^	One stop	L + 6.50%(c)	7.80%	01/2020	10,427	10,321	1.1	10,427
Cycle Gear, Inc.	One stop	L + 6.50%(c)	7.82%	01/2020	607	602	0.1	607
Cycle Gear, Inc.(4)	One stop	L + 6.50%	N/A(5)	01/2020	—	(12)	—	—
DTLR, Inc.*^#	One stop	L + 6.50%(c)	7.81%	08/2022	22,962	22,626	2.4	22,617
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.58%	03/2020	6,942	6,854	0.7	6,957
Elite Sportswear, L.P.	Senior loan	L + 5.00%(c)	6.33%	03/2020	2,792	2,756	0.3	2,779
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.58%	03/2020	1,436	1,423	0.2	1,439
Elite Sportswear, L.P.*	Senior loan	L + 5.25%(c)	6.55%	03/2020	471	467	0.1	472
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.58%	03/2020	218	215	—	218
Elite Sportswear, L.P.*	Senior loan	L + 5.25%(a)	6.49%	03/2020	208	206	—	209
Elite Sportswear, L.P.	One stop	L + 5.00%	N/A(5)	06/2018	—	—	—	—
Elite Sportswear, L.P.(4)	Senior loan	L + 5.00%	N/A(5)	03/2020	—	(5)	—	(4)
Feeders Supply Company, LLC	One stop	L + 5.75%(a)	6.99%	04/2021	5,049	4,966	0.5	5,049
Feeders Supply Company, LLC	Subordinated debt	N/A	12.50% cash/ 7.00% PIK	04/2021	59	59	—	59
Feeders Supply Company, LLC	One stop	L + 5.75%	N/A(5)	04/2021	—	—	—	—
Marshall Retail Group LLC, The^#	One stop	L + 6.00%(c)	7.30%	08/2020	12,023	11,950	1.3	12,023
Marshall Retail Group LLC, The	One stop	P + 4.75%(e)	9.00%	08/2019	293	279	—	293
Mills Fleet Farm Group LLC*^	One stop	L + 5.50%(a)	6.74%	02/2022	1,815	1,723	0.2	1,815
Paper Source, Inc.^#	One stop	L + 6.25%(c)	7.58%	09/2019	12,626	12,558	1.3	12,626
Paper Source, Inc.*	One stop	L + 6.25%(c)	7.58%	09/2019	1,677	1,666	0.2	1,677
Paper Source, Inc.	One stop	P + 5.00%(e)	9.25%	09/2019	525	515	0.1	525
Pet Holdings ULC*^(7)(8)	One stop	L + 5.50%(c)	6.80%	07/2022	14,627	14,394	1.5	14,627
Pet Holdings ULC(7)(8)	One stop	L + 5.50%(c)	6.81%	07/2022	56	55	—	56
Pet Holdings ULC(4)(7)(8)	One stop	L + 5.50%	N/A(5)	07/2022	—	(2)	—	—
PetPeople Enterprises, LLC#	One stop	L + 6.00%(c)	7.32%	09/2023	3,145	3,107	0.3	3,114
PetPeople Enterprises, LLC	One stop	N/A	8.25% PIK	01/2019	155	155	—	155
PetPeople Enterprises, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2023	—	—	—	(1)
PetPeople Enterprises, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2023	—	(1)	—	—
					134,245	132,427	14.0	133,871
Telecommunications
Arise Virtual Solutions, Inc.^	One stop	L + 6.00%(c)	7.33%	12/2018	1,260	1,256	0.1	1,260
Arise Virtual Solutions, Inc.	One stop	L + 6.00%	N/A(5)	12/2018	—	—	—	—
NetMotion Wireless Holdings, Inc.*^#	One stop	L + 6.25%(c)	7.58%	10/2021	7,338	7,249	0.8	7,338
NetMotion Wireless Holdings, Inc.(4)	One stop	L + 6.25%	N/A(5)	10/2021	—	(1)	—	—
					8,598	8,504	0.9	8,598
Textile and Leather
SHO Holding I Corporation*	Senior loan	L + 5.00%(a)	6.24%	10/2022	2,233	2,194	0.2	2,233
SHO Holding I Corporation	Senior loan	L + 4.00%(a)(b)	5.24%	10/2021	16	15	—	14
					2,249	2,209	0.2	2,247

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Utilities
Arcos, LLC	One stop	L + 6.00%(c)	7.33%	02/2021	$3,679	$3,629	0.4%	$3,679
Arcos, LLC	One stop	L + 6.00%	N/A(5)	02/2021	—	—	—	—
Power Plan Holdings, Inc.*^	Senior loan	L + 5.25%(a)	6.49%	02/2022	6,434	6,346	0.7	6,434
PowerPlan Holdings, Inc.*	Senior loan	L + 5.25%(a)	6.49%	02/2022	5,659	5,606	0.5	5,659
PowerPlan Holdings, Inc.(4)	Senior loan	L + 5.25%	N/A(5)	02/2021	—	(6)	—	—
					15,772	15,575	1.6	15,772
Total non-controlled/non-affiliate company debt investments					$1,551,043	$1,531,357	160.2%	$1,534,909
Equity Investments(9)(10)
Aerospace and Defense
NTS Technical Systems	Common stock	N/A	N/A	N/A	2	$1,506	0.1%	$835
NTS Technical Systems	Preferred stock B	N/A	N/A	N/A	—	256	—	275
NTS Technical Systems	Preferred stock A	N/A	N/A	N/A	—	128	—	150
Tresys Technology Holdings, Inc.	Common stock	N/A	N/A	N/A	295	295	—	—
Whitcraft LLC	Common stock	N/A	N/A	N/A	4	375	0.1	375
						2,560	0.2	1,635
Automobile
Polk Acquisition Corp.	LP interest	N/A	N/A	N/A	1	144	—	92
Beverage, Food and Tobacco
Atkins Nutritionals, Inc	LLC interest	N/A	N/A	N/A	57	—	0.1	578
Benihana, Inc.	LLC units	N/A	N/A	N/A	43	699	—	357
C. J. Foods, Inc.	Preferred stock	N/A	N/A	N/A	—	75	—	302
Cafe Rio Holding, Inc.	Common stock	N/A	N/A	N/A	2	224	—	224
Hopdoddy Holdings, LLC	LLC interest	N/A	N/A	N/A	27	130	—	89
Hopdoddy Holdings, LLC	LLC interest	N/A	N/A	N/A	12	36	—	25
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.1	1,012
P&P Food Safety US Acquisition, Inc.	LLC interest	N/A	N/A	N/A	2	204	—	210
Purfoods, LLC	LLC interest	N/A	N/A	N/A	381	381	—	411
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	0.1	580
Rubio’s Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	2	945	0.2	1,951
Tate’s Bake Shop, Inc.	LP interest	N/A	N/A	N/A	462	428	0.1	647
Uinta Brewing Company	LP interest	N/A	N/A	N/A	462	462	—	—
						4,325	0.6	6,386
Buildings and Real Estate
Brooks Equipment Company, LLC	Common stock	N/A	N/A	N/A	10	1,021	0.1	1,502
Chemicals, Plastics and Rubber
Flexan, LLC	Preferred stock A	N/A	N/A	N/A	—	90	0.1	108
Flexan, LLC	Common stock	N/A	N/A	N/A	1	—	—	17
						90	0.1	125
Diversified/Conglomerate Manufacturing
Chase Industries, Inc.	LLC units	N/A	N/A	N/A	1	1,186	0.2	2,131
Inventus Power, Inc.	Preferred stock	N/A	N/A	N/A	—	370	—	—
Inventus Power, Inc.	Common stock	N/A	N/A	N/A	—	—	—	—
Reladyne, Inc.	LP interest	N/A	N/A	N/A	—	249	0.1	463
Sunless Merger Sub, Inc.	LP interest	N/A	N/A	N/A	160	160	—	—
						1,965	0.3	2,594

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Diversified/Conglomerate Service
Accela, Inc.	LLC units	N/A	N/A	N/A	296	$296	—%	$296
Actiance, Inc.	Warrant	N/A	N/A	N/A	510	122	—	178
Agility Recovery Solutions Inc.	Preferred stock	N/A	N/A	N/A	67	341	0.1	429
Bomgar Corporation	Common stock	N/A	N/A	N/A	—	107	—	120
Bomgar Corporation	Common stock	N/A	N/A	N/A	72	1	—	6
DISA Holdings Acquisition Subsidiary Corp.	Common stock	N/A	N/A	N/A	—	154	—	150
HealthcareSource HR, Inc.	LLC interest	N/A	N/A	N/A	—	348	0.1	371
Host Analytics, Inc.	Warrant	N/A	N/A	N/A	347	130	—	277
Marathon Data Operating Co., LLC	LLC units	N/A	N/A	N/A	1	264	0.1	550
Marathon Data Operating Co., LLC	LLC units	N/A	N/A	N/A	1	264	0.1	986
Maverick Bidco Inc.	LLC units	N/A	N/A	N/A	1	369	0.1	369
MMan Acquisition Co.	LP interest	N/A	N/A	N/A	263	263	—	263
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	—	417	0.1	459
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	103	4	—	4
Secure-24, LLC	LLC units	N/A	N/A	N/A	263	148	0.1	802
Switchfly, Inc.	Warrant	N/A	N/A	N/A	60	85	—	136
Vendavo, Inc.	Preferred stock	N/A	N/A	N/A	894	894	0.1	831
Verisys Corporation	LLC interest	N/A	N/A	N/A	261	261	—	284
Vitalyst, LLC	Preferred stock A	N/A	N/A	N/A	—	61	—	58
Vitalyst, LLC	Common stock	N/A	N/A	N/A	1	7	—	—
Workforce Software, LLC	LLC units	N/A	N/A	N/A	308	308	—	357
Xmatters, Inc. and Alarmpoint, Inc.	Warrant	N/A	N/A	N/A	43	34	—	31
						4,878	0.8	6,957
Ecological
Pace Analytical Services, LLC	LLC units	N/A	N/A	N/A	3	304	—	364
						304	—	364
Electronics
Diligent Corporation(12)	Preferred stock	N/A	N/A	N/A	83	66	—	121
Gamma Technologies, LLC	LLC units	N/A	N/A	N/A	1	134	—	331
Project Silverback Holdings Corp.	Preferred stock	N/A	N/A	N/A	3	6	—	256
SEI, Inc.	LLC units	N/A	N/A	N/A	340	265	0.1	482
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	—	122	—	1
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	1	14	—	—
						607	0.1	1,191
Grocery
MyWebGrocer, Inc.	LLC units	N/A	N/A	N/A	1,418	1,446	0.2	2,064
MyWebGrocer, Inc.	Preferred stock	N/A	N/A	N/A	71	165	—	268
						1,611	0.2	2,332
Healthcare, Education and Childcare
Active Day, Inc.	LLC interest	N/A	N/A	N/A	1	614	0.1	718
Acuity Eyecare Holdings, LLC	LLC interest	N/A	N/A	N/A	198	198	—	247
ADCS Clinics Intermediate Holdings, LLC	Preferred stock	N/A	N/A	N/A	1	579	0.1	467
ADCS Clinics Intermediate Holdings, LLC	Common stock	N/A	N/A	N/A	—	6	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	8	829	—	—
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	—
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Healthcare, Education and Childcare – (continued)
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	1	$64	—%	$—
BIORECLAMATIONIVT, LLC	LLC interest	N/A	N/A	N/A	—	407	0.1	614
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	28	—	36
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	11	—	12
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	—	—	12
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	8,637	864	0.1	938
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	87	9	—	—
Deca Dental Management LLC	LLC units	N/A	N/A	N/A	357	357	0.1	410
Dental Holdings Corporation	LLC units	N/A	N/A	N/A	805	805	0.1	550
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	18	182	—	149
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	18	—	—	—
Eyecare Services Partners Holdings LLC	LLC units	N/A	N/A	N/A	—	133	—	133
Eyecare Services Partners Holdings LLC	LLC units	N/A	N/A	N/A	—	1	—	1
G & H Wire Company, Inc.	LLC interest	N/A	N/A	N/A	148	148	—	148
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	1	458	0.1	358
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	—	417	—	328
Kareo, Inc.	Warrant	N/A	N/A	N/A	22	160	—	160
Katena Holdings, Inc.	LLC units	N/A	N/A	N/A	—	387	—	258
Lombart Brothers, Inc.	Common stock	N/A	N/A	N/A	—	132	—	176
MWD Management, LLC & MWD Services, Inc.	LLC interest	N/A	N/A	N/A	121	121	—	121
Oliver Street Dermatology Holdings, LLC	LLC units	N/A	N/A	N/A	234	234	0.1	313
Pentec Acquisition Sub, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	248
Pinnacle Treatment Centers, Inc.	Preferred stock	N/A	N/A	N/A	—	221	—	227
Pinnacle Treatment Centers, Inc.	Common stock	N/A	N/A	N/A	2	2	—	—
Radiology Partners, Inc.	LLC units	N/A	N/A	N/A	43	85	—	100
Reliant Pro ReHab, LLC	Preferred stock A	N/A	N/A	N/A	2	183	0.1	869
RXH Buyer Corporation	LP interest	N/A	N/A	N/A	7	683	—	239
Sage Dental Management, LLC	LLC units	N/A	N/A	N/A	—	249	0.1	370
Sage Dental Management, LLC	LLC units	N/A	N/A	N/A	3	3	—	134
SLMP, LLC	LLC interest	N/A	N/A	N/A	256	256	—	256
Spear Education, LLC	LLC units	N/A	N/A	N/A	—	62	—	71
Spear Education, LLC	LLC units	N/A	N/A	N/A	1	1	—	23
SSH Corporation	Common stock	N/A	N/A	N/A	—	40	—	61
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	688
U.S. Renal Care, Inc.	LP interest	N/A	N/A	N/A	1	2,665	0.1	1,153
WHCG Management, LLC	LLC interest	N/A	N/A	N/A	—	220	—	217
Young Innovations, Inc.	LLC units	N/A	N/A	N/A	—	236	—	183
Young Innovations, Inc.	Common stock	N/A	N/A	N/A	2	—	—	234
						12,647	1.2	11,222
Insurance
Captive Resources Midco, LLC	LLC units	N/A	N/A	N/A	1	—	0.1	346
Internet Pipeline, Inc.(12)	Preferred stock	N/A	N/A	N/A	—	72	—	87
Internet Pipeline, Inc.	Common stock	N/A	N/A	N/A	44	1	—	143
						73	0.1	576

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Leisure, Amusement, Motion Pictures, Entertainment
LMP TR Holdings, LLC	LLC units	N/A	N/A	N/A	712	$712	—%	$509
PADI Holdco, Inc.	LLC units	N/A	N/A	N/A	—	414	—	414
Titan Fitness, LLC	LLC units	N/A	N/A	N/A	7	712	0.1	826
						1,838	0.1	1,749
Personal and Non Durable Consumer Products (Mfg. Only)
Georgica Pine Clothiers, LLC	LLC interest	N/A	N/A	N/A	11	106	—	103
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	210	0.1	866
Team Technologies Acquisition Company	Common stock	N/A	N/A	N/A	—	114	—	297
						430	0.1	1,266
Personal, Food and Miscellaneous Services
Community Veterinary Partners, LLC	Common stock	N/A	N/A	N/A	1	147	0.1	153
R.G. Barry Corporation	Preferred stock A	N/A	N/A	N/A	—	161	—	108
Southern Veterinary Partners, LLC	LLC units	N/A	N/A	N/A	—	38	—	37
Southern Veterinary Partners, LLC	LLC units	N/A	N/A	N/A	40	2	—	2
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	766	459	0.1	510
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	85	85	0.1	1,027
Veterinary Specialists of North America, LLC	LLC units	N/A	N/A	N/A	—	106	—	141
Wetzel’s Pretzels, LLC	Common stock	N/A	N/A	N/A	—	160	—	186
						1,158	0.3	2,164
Printing and Publishing
Brandmuscle, Inc.	LLC interest	N/A	N/A	N/A	—	240	—	236
Retail Stores
Barcelona Restaurants, LLC	LP interest	N/A	N/A	N/A	1,996	—	0.7	6,945
Batteries Plus Holding Corporation	LLC units	N/A	N/A	N/A	5	529	0.1	685
Cycle Gear, Inc.	LLC interest	N/A	N/A	N/A	19	248	0.1	379
DTLR, Inc.	LLC interest	N/A	N/A	N/A	4	411	0.1	573
Elite Sportswear, L.P.	LLC interest	N/A	N/A	N/A	—	158	—	97
Feeders Supply Company, LLC	Preferred stock	N/A	N/A	N/A	2	192	—	219
Feeders Supply Company, LLC	Common stock	N/A	N/A	N/A	—	—	—	105
Marshall Retail Group LLC, The	LLC units	N/A	N/A	N/A	15	154	—	82
Paper Source, Inc.	Common stock	N/A	N/A	N/A	8	1,387	0.1	911
Pet Holdings ULC(7)(8)	LP interest	N/A	N/A	N/A	455	386	—	469
						3,465	1.1	10,465
Utilities
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	—	260	—	260
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	152	3	0.1	268
						263	0.1	528
Total non-controlled/non-affiliate company equity investments						$37,619	5.4%	$51,384
Total non-controlled/non-affiliate company investments					$1,551,043	$1,568,976	165.6%	$1,586,293

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Shares(3)	Amortized Cost	Percentage of Net Assets	Fair Value(16)
Non-controlled affiliate company investments(12)
Debt investments
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*(7)	One stop	L + 11.00%(a)	10.25% cash/ 2.00% PIK	08/2018	$4,438	$4,435	0.4%	$3,551
Benetech, Inc.(7)	One stop	P + 9.75%(a)(e)	11.96% cash/ 2.00% PIK	08/2018	371	371	—	146
					4,809	4,806	0.4	3,697
Total non-controlled affiliate company debt investments					$4,809	$4,806	0.4%	$3,697
Equity Investments(9)(10)
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.(7)	LLC interest	N/A	N/A	N/A	—	$—	—%	$10
Benetech, Inc.(7)	LLC interest	N/A	N/A	N/A	—	—	—	—
						—	—	10
Total non-controlled affiliate company equity investments						$—	—%	$10
Total non-controlled affiliate company investments					$4,809	$4,806	0.4%	$3,707
Controlled affiliate company investments(13)
Equity Investments(9)
Investment Funds and Vehicles
Senior Loan Fund LLC(7)(14)	LLC interest	N/A	N/A			$97,457	9.9%	$95,015
Total controlled affiliate company equity investments						$97,457	9.9%	$95,015
Total investments					$1,555,852	$1,671,239	175.9%	$1,685,015
Cash, cash equivalents and restricted cash and cash equivalents
Cash and restricted cash						$48,733	5.1%	$48,733
BlackRock Liquidity Funds T-Fund Institutional Shares (CUSIP 09248U718)			0.91%(15)			13,825	1.4	13,825
Total cash, cash equivalents and restricted cash and cash equivalents						$62,558	6.5%	$62,558
Total investments and cash, cash equivalents and restricted cash and cash equivalents						$1,733,797	182.4%	$1,747,573

*
Denotes that all or a portion of the loan secures the notes offered in the 2010 Debt Securitization (as defined in Note 6).

^
Denotes that all or a portion of the loan secures the notes offered in the 2014 Debt Securitization (as defined in Note 6).

#
Denotes that all or a portion of the loan collateralizes the Credit Facility (as defined in Note 6).

(1)
The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime (“P”) and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at September 30, 2017. Certain investments are subject to a

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable. Listed below are the index rates as of September 29, 2017. The actual index rate for each loan listed may not be the applicable index rate outstanding as of September 30, 2017, as the loan may have priced or repriced based on an index rate prior to September 29, 2017, which was the last business day of the period on which LIBOR was determined.
(a)
Denotes that all or a portion of the loan was indexed to the 30-day LIBOR, which was 1.23% as of September 29, 2017.

(b)
Denotes that all or a portion of the loan was indexed to the 60-day LIBOR, which was 1.27% as of September 29, 2017.

(c)
Denotes that all or a portion of the loan was indexed to the 90-day LIBOR, which was 1.33% as of September 29, 2017.

(d)
Denotes that all or a portion of the loan was indexed to the 180-day LIBOR, which was 1.51% as of September 29, 2017.

(e)
Denotes that all or a portion of the loan was indexed to the Prime rate, which was 4.25% as of September 29, 2017.

(2)
For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect at September 30, 2017.

(3)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(4)
The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.

(5)
The entire commitment was unfunded at September 30, 2017. As such, no interest is being earned on this investment. The investment may be subject to an unused facility fee.

(6)
Loan was on non-accrual status as of September 30, 2017, meaning that the Company has ceased recognizing interest income on the loan.

(7)
The investment is treated as a non-qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of September 30, 2017, total non-qualifying assets at fair value represented 6.7% of the Company’s assets calculated in accordance with the 1940 Act.

(8)
The headquarters of this portfolio company is located in Canada.

(9)
Equity investments are non-income producing securities unless otherwise noted.

(10)
Ownership of certain equity investments may occur through a holding company or partnership.

(11)
The Company holds an equity investment that entitles it to receive preferential dividends.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2017
(In thousands)

(12)
As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of the portfolio company as the Company owns five percent or more of the portfolio company’s voting securities (“non-controlled affiliate”). Transactions related to investments non-controlled affiliates for the year ended September 30, 2017 were as follows:

Portfolio Company	Fair value at September 30, 2016	Purchases (cost)(f)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value at September 30, 2017	Net realized gain/(loss)	Interest and fee income	Dividend income
Benetech, Inc.(g)	$—	$17	$(68)	$3,738	$2	$18	$3,707	$—	$113	$—
Competitor Group, Inc.	9,618	491	(15,615)	—	278	5,228	—	(6,442)	1,023	—
Total Non-Controlled Affiliates	$9,618	$508	$(15,683)	$3,738	$280	$5,246	$3,707	$(6,442)	$1,136	$—

(f)
Purchases at cost includes amounts related to PIK interest capitalized and added to the principal balance of the respective loans.

(g)
During the three months ended September 30, 2017, the Company’s ownership increased to over five percent of the portfolio company’s voting securities.

(13)
As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” of and “Control” this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Transactions related to investments with both controlled affiliates for the year ended September 30, 2017 were as follows:

Portfolio Company	Fair value at September 30, 2016	Purchases (cost)(h)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value at September 30, 2017	Net realized gain/(loss)	Interest and fee income	Dividend income
Senior Loan Fund LLC(i)	$104,228	$96,688	$(107,870)	$—	$—	$1,969	$95,015	$—	$1,639	$4,929
Total Controlled Affiliates	$104,228	$96,688	$(107,870)	$—	$—	$1,969	$95,015	$—	$1,639	$4,929

(h)
Purchases at cost includes amounts related to PIK interest capitalized and added to the principal balance of the respective loans.

(i)
Together with RGA, the Company co-invests through SLF. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee consisting of two representatives of the Company and RGA (with unanimous approval required from (i) one representative of each of the Company and RGA or (ii) both representatives of each of the Company and RGA). Therefore, although the Company owns more than 25% of the voting securities of SLF, the Company does not believe that it has control over SLF for purposes of the 1940 Act or otherwise.

(14)
The Company receives quarterly profit distributions from its equity investment in Senior Loan Fund LLC. (See Note 4 in the accompanying notes to the consolidated financial statements).

(15)
The rate shown is the annualized seven-day yield as of September 30, 2017.

(16)
The fair value of the investment was valued using significant unobservable inputs. See Note 5. Fair Value Measurements.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2016
(In thousands)
	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Investments
Non-controlled/non-affiliate company investments
Debt investments
Aerospace and Defense
ILC Dover, LP*^#	One stop	L + 9.00%(a)	8.00% cash/ 2.00% PIK	03/2020	$17,730	$17,592	1.7%	$15,070
ILC Dover, LP	One stop	L + 9.00%(a)	8.00% cash/ 2.00% PIK	03/2019	784	776	0.1	667
NTS Technical Systems*^#	One stop	L + 6.25%(c)	7.25	06/2021	26,079	25,721	2.9	25,557
NTS Technical Systems(4)	One stop	L + 6.25%	N/A(5)	06/2021	—	(83)	—	(71)
NTS Technical Systems(4)	One stop	L + 6.25%	N/A(5)	06/2021	—	(39)	—	(57)
Tresys Technology Holdings, Inc.(6)	One stop	L + 6.75%(c)	8.00%	12/2017	3,899	3,845	0.1	1,170
Tresys Technology Holdings, Inc.	One stop	L + 6.75%(c)	8.00%	12/2017	537	535	0.1	537
Tronair Parent, Inc.(4)	Senior loan	L + 4.50%	N/A(5)	09/2021	—	(1)	—	—
Whitcraft LLC*^	One stop	L + 6.50%(c)	7.50%	05/2020	13,504	13,404	1.5	13,504
Whitcraft LLC(4)	One stop	L + 6.50%	N/A(5)	05/2020	—	(1)	—	—
					62,533	61,749	6.4	56,377
Automobile
American Driveline Systems, Inc.*	Senior loan	L + 5.75%(a)	6.75%	03/2020	1,798	1,758	0.2	1,798
American Driveline Systems, Inc.^	Senior loan	L + 5.75%(a)	6.75%	03/2020	233	229	—	233
American Driveline Systems, Inc.	Senior loan	P + 4.75%(e)	8.25%	03/2020	46	40	—	46
CH Hold Corp. (Caliber Collision)*#	Senior loan	L + 5.25%(c)(e)	6.25%	11/2019	5,144	5,108	0.6	5,144
Dent Wizard International Corporation*	Senior loan	L + 4.75%(c)	5.75%	04/2020	2,469	2,460	0.3	2,469
K&N Engineering, Inc.^	Senior loan	P + 3.25%(e)	6.75%	07/2019	2,821	2,797	0.3	2,821
K&N Engineering, Inc.^	Senior loan	L + 4.25%(a)(e)	5.25%	07/2019	133	122	—	133
K&N Engineering, Inc.(4)	Senior loan	L + 4.25%	N/A(5)	07/2019	—	(2)	—	—
OEConnection LLC*	Senior loan	L + 5.00%(c)	6.00%	06/2022	4,883	4,763	0.6	4,883
OEConnection LLC(4)	Senior loan	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
Polk Acquisition Corp.*	Senior loan	L + 5.00%(c)	6.00%	06/2022	4,734	4,662	0.5	4,734
Polk Acquisition Corp.	Senior loan	L + 5.00%(c)	6.00%	06/2022	54	53	—	54
Polk Acquisition Corp.	Senior loan	L + 5.00%(a)(e)	6.64%	06/2022	18	16	—	18
Polk Acquisition Corp.(4)	Senior loan	L + 5.00%	N/A(5)	06/2022	—	(2)	—	—
T5 Merger Corporation^	One stop	L + 6.25%(c)	7.25%	03/2022	3,200	3,148	0.4	3,168
T5 Merger Corporation(4)	One stop	L + 6.25%	N/A(5)	03/2022	—	(2)	—	(1)
					25,533	25,149	2.9	25,500
Banking
HedgeServ Holding L.P.*^#	One stop	L + 8.00%(c)	7.00% cash/ 2.00% PIK	02/2019	17,529	17,451	2.0	17,529
HedgeServ Holding L.P.(4)	One stop	L + 6.00%	N/A(5)	02/2019	—	(4)	—	—
					17,529	17,447	2.0	17,529
Beverage, Food and Tobacco
Abita Brewing Co., L.L.C.	One stop	L + 5.75%(c)	6.75%	04/2021	7,993	7,871	0.8	7,194
Abita Brewing Co., L.L.C.(4)	One stop	L + 5.75%(c)	6.75%	04/2021	4	3	—	(11)
ABP Corporation*	Senior loan	L + 4.75%(c)	6.00%	09/2018	4,696	4,667	0.5	4,461
ABP Corporation	Senior loan	P + 3.50%(e)	7.25%	09/2018	250	247	—	225
Atkins Nutritionals, Inc*^	One stop	L + 8.50%(c)	9.75%	04/2019	21,636	21,464	2.5	21,636
Atkins Nutritionals, Inc*^#	One stop	L + 5.00%(c)	6.25%	01/2019	16,872	16,752	1.9	16,872
Benihana, Inc.*^	One stop	L + 6.00%(a)(c)	7.25%	01/2019	15,279	15,064	1.7	14,973
Benihana, Inc.	One stop	P + 4.75%(a)(e)	7.92%	07/2018	1,628	1,599	0.2	1,585
C. J. Foods, Inc.*	One stop	L + 5.00%(c)	6.00%	05/2019	3,141	3,116	0.4	3,141
C. J. Foods, Inc.	One stop	L + 5.00%(c)	6.00%	05/2019	663	656	0.1	663
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Beverage, Food and Tobacco – (continued)
C. J. Foods, Inc.(4)	One stop	L + 5.00%	N/A(5)	05/2019	$—	$(5)	—%	$—
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.00%	05/2018	1,074	1,067	0.1	1,074
Firebirds International, LLC*	One stop	L + 5.75%(c)	7.00%	05/2018	302	300	—	302
Firebirds International, LLC	One stop	L + 5.75%(c)	7.00%	05/2018	55	53	—	55
Firebirds International, LLC(4)	One stop	L + 5.75%	N/A(5)	05/2018	—	(1)	—	—
First Watch Restaurants, Inc.*^#	One stop	L + 6.00%(c)	7.15%	12/2020	25,596	25,384	2.9	25,596
First Watch Restaurants, Inc.	One stop	P + 5.00%(c)(e)	8.05%	12/2020	1,603	1,596	0.2	1,603
First Watch Restaurants, Inc.	One stop	L + 6.00%(c)	7.00%	12/2020	1,258	1,248	0.1	1,258
First Watch Restaurants, Inc.	One stop	L + 6.00%(c)	7.00%	12/2020	1,255	1,246	0.2	1,255
First Watch Restaurants, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2020	—	(8)	—	—
Hopdoddy Holdings, LLC	One stop	L + 8.00%(c)	9.00%	08/2020	660	649	0.1	660
Hopdoddy Holdings, LLC	One stop	L + 8.00%	N/A(5)	08/2020	—	—	—	—
Hopdoddy Holdings, LLC(4)	One stop	L + 8.00%	N/A(5)	08/2020	—	(3)	—	—
IT’SUGAR LLC	Subordinated debt	N/A	5.00%	10/2017	1,707	1,707	0.2	1,384
Purfoods, LLC	One stop	L + 6.25%(c)	7.25%	05/2021	8,647	8,449	1.0	8,647
Purfoods, LLC	One stop	N/A	7.00% PIK	05/2026	101	101	—	101
Purfoods, LLC	One stop	L + 6.25%(a)	7.25%	05/2021	25	24	—	25
Purfoods, LLC(4)	One stop	L + 6.25%	N/A(5)	05/2021	—	(1)	—	—
Restaurant Holding Company, LLC#	Senior loan	L + 7.75%(a)	8.75%	02/2019	4,605	4,581	0.5	4,513
Rubio’s Restaurants, Inc*^	Senior loan	L + 4.75%(c)	6.00%	11/2018	8,919	8,879	1.0	8,919
Smashburger Finance LLC	Senior loan	L + 5.50%(c)	6.75%	05/2018	87	86	—	85
Smashburger Finance LLC(4)	Senior loan	L + 5.50%	N/A(5)	05/2018	—	(2)	—	—
Surfside Coffee Company LLC^	One stop	L + 5.25%(c)	6.25%	06/2020	4,470	4,436	0.5	4,470
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.25%	06/2020	337	329	—	337
Surfside Coffee Company LLC	One stop	L + 5.25%(c)	6.25%	06/2020	26	25	—	26
Tate’s Bake Shop, Inc.#	Senior loan	L + 5.00%(c)	6.00%	08/2019	597	593	0.1	597
Uinta Brewing Company^	One stop	L + 8.50%(c)	9.50%	08/2019	3,734	3,713	0.4	3,622
Uinta Brewing Company	One stop	L + 8.50%(a)(c)	9.50%	08/2019	308	305	—	296
					137,528	136,190	15.4	135,564
Broadcasting and Entertainment
TouchTunes Interactive Networks, Inc.^	Senior loan	L + 4.75%(c)	5.75%	05/2021	1,477	1,471	0.2	1,483
Building and Real Estate
Brooks Equipment Company, LLC*^	One stop	L + 5.00%(b)(c)	6.00%	08/2020	22,970	22,747	2.6	22,970
Brooks Equipment Company, LLC(4)	One stop	L + 5.00%	N/A(5)	08/2020	—	(13)	—	—
ITEL Laboratories, Inc.*	Senior loan	L + 4.50%(a)(c)	5.75%	06/2018	634	631	0.1	634
ITEL Laboratories, Inc.	Senior loan	L + 4.50%	N/A(5)	06/2018	—	—	—	—
					23,604	23,365	2.7	23,604
Containers, Packaging and Glass
Fort Dearborn Company*^	Senior loan	L + 4.75%(c)(e)	5.75%	10/2018	2,980	2,969	0.3	2,980
Fort Dearborn Company*^	Senior loan	L + 4.25%(c)	5.25%	10/2017	509	508	0.1	509
					3,489	3,477	0.4	3,489
Diversified Conglomerate Manufacturing
Chase Industries, Inc.*^#	One stop	L + 5.75%(b)(c)(e)	6.81%	09/2020	21,704	21,556	2.5	21,704
Chase Industries, Inc.#	One stop	L + 5.75%(c)(e)	7.13%	09/2020	4,816	4,784	0.5	4,816
Chase Industries, Inc.(4)	One stop	L + 5.75%	N/A(5)	09/2020	—	(14)	—	—
Inventus Power, Inc*^	One stop	L + 5.50%(c)	6.50%	04/2020	8,409	8,369	0.9	7,736
Inventus Power, Inc(4)	One stop	L + 5.50%	N/A(5)	04/2020	—	(3)	—	(42)
Onicon Incorporated*^#	One stop	L + 6.00%(c)(e)	7.00%	04/2020	13,422	13,286	1.5	13,221
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Diversified Conglomerate Manufacturing – (continued)
Onicon Incorporated(4)	One stop	L + 6.00%	N/A(5)	04/2020	$—	$(6)	—%	$(15)
Pasternack Enterprises, Inc. and Fairview Microwave, Inc.#	Senior loan	L + 5.00%(c)	6.00%	05/2022	2,460	2,436	0.3	2,435
PetroChoice Holdings, Inc.^	Senior loan	L + 5.00%(c)	6.00%	08/2022	1,768	1,718	0.2	1,768
Plex Systems, Inc.*^	One stop	L + 7.50%(a)	8.75%	06/2020	18,797	18,410	2.1	18,797
Plex Systems, Inc.(4)	One stop	L + 7.50%	N/A(5)	06/2020	—	(30)	—	—
Reladyne, Inc.*#	Senior loan	L + 5.25%(c)	6.25%	07/2022	10,149	9,992	1.2	10,047
Reladyne, Inc.	Senior loan	L + 5.25%(a)	6.25%	07/2022	111	110	—	110
Reladyne, Inc.	Senior loan	P + 4.25%(e)	7.75%	07/2022	26	24	—	24
Reladyne, Inc.(4)	Senior loan	L + 5.25%	N/A(5)	07/2022	—	(2)	—	(1)
Sunless Merger Sub, Inc.	Senior loan	L + 5.00%(a)(e)	6.25%	07/2019	1,503	1,509	0.2	1,503
Sunless Merger Sub, Inc.	Senior loan	P + 3.75%(e)	7.25%	07/2019	151	151	—	151
					83,316	82,290	9.4	82,254
Diversified Conglomerate Service
Accellos, Inc.*^#	One stop	L + 5.75%(c)	6.75%	07/2020	31,051	30,806	3.5	31,051
Accellos, Inc.(4)	One stop	L + 5.75%	N/A(5)	07/2020	—	(13)	—	—
Actiance, Inc.*^	One stop	L + 9.00%(a)	10.00%	04/2018	2,900	2,831	0.3	2,900
Actiance, Inc.	One stop	L + 9.00%	N/A(5)	04/2018	—	—	—	—
Agility Recovery Solutions Inc.*^	One stop	L + 6.50%(c)	7.50%	03/2020	14,092	13,950	1.6	14,092
Agility Recovery Solutions Inc.(4)	One stop	L + 6.50%	N/A(5)	03/2020	—	(6)	—	—
Bomgar Corporation^	One stop	L + 7.50%(c)	8.50%	06/2022	4,888	4,794	0.6	4,888
Bomgar Corporation(4)	One stop	L + 7.50%	N/A(5)	06/2022	—	(2)	—	—
CIBT Holdings, Inc.^	Senior loan	L + 5.25%(c)	6.25%	06/2022	1,973	1,954	0.2	1,973
CIBT Holdings, Inc.	Senior loan	L + 5.25%	N/A(5)	06/2022	—	—	—	—
Clearwater Analytics, LLC#	One stop	L + 7.50%(c)	8.50%	09/2022	10,050	9,877	1.1	9,925
Clearwater Analytics, LLC(4)	One stop	L + 7.50%	N/A(5)	09/2022	—	(2)	—	(1)
Daxko Acquisition Corporation#	One stop	L + 6.50%(c)	7.50%	09/2022	8,557	8,430	1.0	8,472
Daxko Acquisition Corporation(4)	One stop	L + 6.50%	N/A(5)	09/2022	—	(1)	—	—
EGD Security Systems, LLC	One stop	L + 6.25%(c)	7.25%	06/2022	$11,114	$10,876	1.3%	$11,114
EGD Security Systems, LLC	One stop	L + 6.25%(c)	7.25%	06/2022	98	96	—	98
EGD Security Systems, LLC(4)	One stop	L + 6.25%	N/A(5)	06/2022	—	(2)	—	—
HealthcareSource HR, Inc.	One stop	L + 6.75%(c)	7.75%	05/2020	17,724	17,416	2.0	17,724
HealthcareSource HR, Inc.(4)	One stop	L + 6.75%	N/A(5)	05/2020	—	(1)	—	—
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	02/2020	3,028	2,978	0.3	3,005
Host Analytics, Inc.	One stop	N/A	8.50% cash/ 2.25% PIK	08/2021	2,552	2,530	0.3	2,533
Host Analytics, Inc.(4)	One stop	N/A	N/A(5)	02/2020	—	(8)	—	(6)
III US Holdings, LLC#	One stop	L + 6.00%(c)	7.00%	09/2022	5,510	5,400	0.6	5,400
III US Holdings, LLC(4)	One stop	L + 6.00%	N/A(5)	09/2022	—	(1)	—	(1)
Integration Appliance, Inc.*^	One stop	L + 8.25%(c)	9.50%	09/2020	16,123	15,986	1.8	16,123
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.50%	09/2020	7,914	7,771	0.9	7,914
Integration Appliance, Inc.	One stop	L + 8.25%(c)	9.50%	09/2020	5,396	5,307	0.6	5,396
Integration Appliance, Inc.*	One stop	L + 8.25%(b)	9.50%	09/2020	719	709	0.1	719
Integration Appliance, Inc.(4)	One stop	L + 8.25%	N/A(5)	09/2018	—	(8)	—	—
Jensen Hughes, Inc.#	Senior loan	L + 5.00%(c)	6.00%	12/2021	156	155	—	156
Netsmart Technologies, Inc.#	Senior loan	L + 4.75%(a)	5.75%	04/2023	1,772	1,755	0.2	1,783
Netsmart Technologies, Inc.(4)	Senior loan	L + 4.75%	N/A(5)	01/1900	—	(9)	—	—
Project Alpha Intermediate Holding, Inc.*#	One stop	L + 8.25%(c)	9.25%	08/2022	17,257	16,749	1.9	16,912
PT Intermediate Holdings III, LLC	One stop	L + 6.50%(c)	7.50%	06/2022	22,250	21,719	2.5	22,250
PT Intermediate Holdings III, LLC	One stop	P + 5.50%(e)	9.00%	06/2022	25	21	—	25
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Diversified Conglomerate Service – (continued)
Secure-24, LLC*	One stop	L + 6.00%(c)	7.25%	08/2017	$9,777	$9,723	1.1%	$9,777
Secure-24, LLC^	One stop	L + 6.00%(c)	7.25%	08/2017	1,430	1,424	0.2	1,430
Secure-24, LLC(4)	One stop	L + 6.00%	N/A(5)	08/2017	—	(1)	—	—
Severin Acquisition, LLC^	Senior loan	L + 5.38%(c)	6.38%	07/2021	892	884	0.1	905
Severin Acquisition, LLC^	Senior loan	L + 5.00%(c)	6.00%	07/2021	794	788	0.1	794
Severin Acquisition, LLC^	Senior loan	L + 5.38%(c)	6.38%	07/2021	607	601	0.1	616
Severin Acquisition, LLC^	Senior loan	L + 4.88%(c)	5.88%	07/2021	196	194	—	195
Source Medical Solutions, Inc.	Second lien	L + 11.00%(c)	9.00% cash/ 3.00% PIK	03/2018	9,475	9,340	1.1	9,475
Steelwedge Software, Inc.^	One stop	L + 10.00%(c)	9.00% cash/ 2.00% PIK	09/2020	2,197	2,109	0.2	2,197
Steelwedge Software, Inc.	One stop	L + 10.00%	N/A(5)	09/2020	—	—	—	—
TA MHI Buyer, Inc. ^	One stop	L + 6.50%(c)	7.50%	09/2021	8,232	8,172	0.9	8,232
TA MHI Buyer, Inc.*	One stop	L + 6.50%(c)	7.50%	09/2021	1,281	1,269	0.2	1,281
TA MHI Buyer, Inc. ^	One stop	L + 6.50%(c)	7.50%	09/2021	666	659	0.1	666
TA MHI Buyer, Inc. ^	One stop	L + 6.50%(c)	7.50%	09/2021	237	235	—	237
TA MHI Buyer, Inc.	One stop	L + 6.50%	N/A(5)	09/2021	—	—	—	—
Trintech, Inc.*^#	One stop	L + 6.00%(c)	7.00%	10/2021	10,959	10,841	1.3	10,959
Trintech, Inc.(4)	One stop	L + 6.00%	N/A(5)	10/2021	—	(1)	—	—
Vendavo, Inc.	One stop	L + 8.50%(c)	9.50%	10/2019	17,982	17,717	2.0	17,672
Vendavo, Inc.(4)	One stop	L + 8.50%	N/A(5)	10/2019	—	(9)	—	(25)
Vendor Credentialing Service LLC	One stop	L + 6.00%(a)	7.00%	11/2021	10,194	9,970	1.2	10,194
Vendor Credentialing Service LLC(4)	One stop	L + 6.00%	N/A(5)	11/2021	—	(1)	—	—
Vitalyst, LLC	Senior loan	L + 5.25%(c)	6.50%	09/2017	1,385	1,381	0.2	1,385
Vitalyst, LLC(4)	Senior loan	L + 4.25%	N/A(5)	09/2017	—	—	—	(2)
Workforce Software, LLC^	One stop	L + 10.50%(c)	4.50% cash/ 7.00% PIK	06/2021	5,039	5,004	0.6	5,001
Workforce Software, LLC	One stop	L + 3.50%	N/A(5)	06/2021	—	—	—	—
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 8.50%(a)	9.50%	08/2021	4,629	4,563	0.5	4,594
Xmatters, Inc. and Alarmpoint, Inc.	One stop	L + 8.50%	N/A(5)	08/2021	—	—	—	—
					271,121	266,919	30.7	270,028
Ecological
Pace Analytical Services, LLC	One stop	L + 6.25%(c)	7.25%	09/2022	15,500	15,074	1.7	15,345
Pace Analytical Services, LLC(4)	One stop	L + 6.25%	N/A(5)	09/2022	—	(2)	—	(1)
Pace Analytical Services, LLC(4)	One stop	L + 6.25%	N/A(5)	09/2022	—	(6)	—	(3)
					15,500	15,066	1.7	15,341
Electronics
Appriss Holdings, Inc.*#	Senior loan	L + 5.25%(c)	6.25%	11/2020	15,451	15,268	1.7	15,451
Appriss Holdings, Inc.	Senior loan	L + 5.25%(c)	6.25%	11/2020	800	770	0.1	800
Compusearch Software Holdings, Inc.^	Senior loan	L + 4.25%(c)	5.25%	05/2021	1,308	1,305	0.1	1,308
Diligent Corporation*	One stop	L + 6.75%(c)	7.75%	04/2022	4,888	4,786	0.6	4,888
Diligent Corporation(4)	One stop	L + 6.75%	N/A(5)	04/2022	—	(2)	—	—
ECI Acquisition Holdings, Inc.*^#	One stop	L + 6.25%(c)	7.25%	03/2019	21,668	21,467	2.5	21,668
ECI Acquisition Holdings, Inc.*	One stop	L + 6.25%(c)	7.25%	03/2019	1,403	1,390	0.2	1,403
ECI Acquisition Holdings, Inc.(4)	One stop	L + 6.25%	N/A(5)	03/2019	—	(9)	—	—
Gamma Technologies, LLC^#	One stop	L + 5.00%(c)	6.00%	06/2021	18,001	17,859	2.0	18,001
Gamma Technologies, LLC(4)	One stop	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
Park Place Technologies LLC*#	One stop	L + 5.25%(c)	6.25%	06/2022	12,466	12,301	1.4	12,466
Park Place Technologies LLC	One stop	L + 5.25%(c)	6.25%	06/2022	100	98	—	100
Sloan Company, Inc., The#	One stop	L + 7.25%(c)	8.25%	04/2020	7,513	7,411	0.8	7,138
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Electronics – (continued)
Sloan Company, Inc., The	One stop	L + 7.25%(c)	8.25%	04/2020	$6	$5	—%	$4
Sovos Compliance*^	One stop	L + 7.25%(c)	8.25%	03/2022	9,423	9,247	1.1	9,234
Sovos Compliance(4)	One stop	L + 7.25%	N/A(5)	03/2022	—	(1)	—	(1)
Sparta Holding Corporation*^#	One stop	L + 5.50%(c)	6.50%	07/2020	22,309	22,131	2.5	22,309
Sparta Holding Corporation(4)	One stop	L + 5.50%	N/A(5)	07/2020	—	(24)	—	—
Syncsort Incorporated*^#	One stop	L + 5.50%(c)	6.50%	11/2021	16,609	16,325	1.9	16,609
Syncsort Incorporated(4)	One stop	L + 5.50%	N/A(5)	11/2021	—	(2)	—	—
Systems Maintenance Services Holding, Inc.^	Senior loan	L + 4.00%(a)(e)	5.00%	10/2019	2,603	2,597	0.3	2,603
Watchfire Enterprises, Inc.	Second lien	L + 8.00%(c)	9.00%	10/2021	9,434	9,274	1.1	9,434
					143,982	142,195	16.3	143,415
Grocery
MyWebGrocer, Inc.*	One stop	L + 8.75%(c)	10.00%	05/2017	14,271	14,190	1.6	14,271
Teasdale Quality Foods, Inc.#	Senior loan	L + 4.75%(c)(e)	5.77%	10/2020	726	712	0.1	735
Teasdale Quality Foods, Inc.#	Senior loan	L + 4.75%(c)(e)	5.77%	10/2020	543	538	0.1	551
					15,540	15,440	1.8	15,557
Healthcare, Education and Childcare
Active Day, Inc.	One stop	L + 6.00%(c)	7.00%	12/2021	13,538	13,216	1.5	13,538
Active Day, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2021	—	(1)	—	—
Active Day, Inc.(4)	One stop	L + 6.00%	N/A(5)	12/2021	—	(37)	—	—
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	6.75%	05/2022	21,496	20,891	2.4	21,496
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	6.75%	05/2022	109	107	—	109
ADCS Clinics Intermediate Holdings, LLC	One stop	L + 5.75%(c)	6.75%	05/2022	32	32	—	32
ADCS Clinics Intermediate Holdings, LLC	One stop	P + 4.75%(e)	8.25%	05/2022	27	26	—	27
ADCS Clinics Intermediate Holdings, LLC(4)	One stop	L + 5.75%	N/A(5)	05/2022	—	(4)	—	—
Agilitas USA, Inc.^	Senior loan	L + 4.00%(c)	5.00%	10/2020	2,125	2,110	0.2	2,040
Aris Teleradiology Company, LLC*	Senior loan	L + 4.75%(c)	5.75%	03/2021	941	933	0.1	941
Aris Teleradiology Company, LLC	Senior loan	L + 4.75%	N/A(5)	03/2021	—	—	—	—
Avalign Technologies, Inc.^	Senior loan	L + 4.50%(a)	5.50%	07/2021	1,136	1,132	0.1	1,136
BIORECLAMATIONIVT, LLC*^#	One stop	L + 6.25%(c)	7.25%	01/2021	14,392	14,177	1.6	14,392
BIORECLAMATIONIVT, LLC(4)	One stop	L + 6.25%	N/A(5)	01/2021	—	(1)	—	—
California Cryobank, LLC^	One stop	L + 5.50%(c)	6.50%	08/2019	1,550	1,542	0.2	1,550
California Cryobank, LLC	One stop	L + 5.50%(c)	6.50%	08/2019	234	234	—	234
California Cryobank, LLC(4)	One stop	L + 5.50%	N/A(5)	08/2019	—	(1)	—	—
Certara L.P.*^#	One stop	L + 6.25%(c)	7.25%	12/2018	29,063	28,870	3.3	29,063
Certara L.P.(4)	One stop	L + 6.25%	N/A(5)	12/2018	—	(10)	—	—
CLP Healthcare Services, Inc.^	Senior loan	L + 5.25%(c)	6.25%	12/2020	3,964	3,928	0.5	3,964
CPI Buyer, LLC (Cole-Parmer)*^	Senior loan	L + 4.50%(c)	5.50%	08/2021	7,740	7,522	0.9	7,702
Curo Health Services LLC#	Senior loan	L + 5.50%(b)	6.50%	02/2022	1,970	1,955	0.2	1,976
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.25%	07/2021	18,968	18,634	2.2	18,968
DCA Investment Holding, LLC*^#	One stop	L + 5.25%(c)	6.25%	07/2021	13,604	13,460	1.5	13,604
DCA Investment Holding, LLC	One stop	P + 4.25%(e)	7.75%	07/2021	1,340	1,325	0.2	1,340
Deca Dental Management LLC*^	One stop	L + 6.25%(c)	7.25%	07/2020	4,146	4,100	0.5	4,146
Deca Dental Management LLC	One stop	L + 6.25%(c)	7.25%	07/2020	504	496	0.1	504
Deca Dental Management LLC	One stop	L + 6.25%(a)	7.25%	07/2020	50	49	—	50
Delta Educational Systems*(6)	Senior loan	P + 4.75%(e)	8.25%	12/2016	1,438	1,433	—	216
Delta Educational Systems(4)(6)	Senior loan	L + 6.00%	N/A(5)	12/2016	—	—	—	(60)
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.50%	02/2020	7,599	7,480	0.9	7,599
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Healthcare, Education and Childcare – (continued)
Dental Holdings Corporation	One stop	L + 5.50%(c)	6.50%	02/2020	$1,155	$1,143	0.1%	$1,155
Dental Holdings Corporation	One stop	P + 4.25%(e)	7.75%	02/2020	213	204	—	213
eSolutions, Inc.	One stop	L + 6.50%(a)	7.50%	03/2022	12,866	12,605	1.5	12,866
eSolutions, Inc.(4)	One stop	L + 6.50%	N/A(5)	03/2022	—	(1)	—	—
G & H Wire Company, Inc.*^	One stop	L + 5.75%(c)	6.75%	12/2017	13,157	13,112	1.5	13,157
G & H Wire Company, Inc.	One stop	P + 4.50%(e)	8.00%	12/2017	357	355	—	357
Joerns Healthcare, LLC*^	One stop	L + 5.00%(a)	6.00%	05/2020	3,838	3,802	0.4	3,647
Katena Holdings, Inc.^	One stop	L + 6.25%(c)	7.25%	06/2021	8,699	8,627	1.0	8,699
Katena Holdings, Inc.	One stop	P + 5.25%(e)	8.75%	06/2021	850	843	0.1	850
Katena Holdings, Inc.	One stop	P + 5.25%(e)	8.75%	06/2021	13	12	—	13
Lombart Brothers, Inc.	One stop	L + 6.75%(c)	7.75%	04/2022	3,508	3,411	0.4	3,508
Lombart Brothers, Inc.	One stop	L + 6.75%(a)	7.75%	04/2022	8	7	—	8
Maverick Healthcare Group, LLC*	Senior loan	L + 7.50%(c)	7.25% cash/ 2.00% PIK	04/2017	1,921	1,915	0.2	1,921
Northwestern Management Services, LLC (Sage Dental)	One stop	L + 5.25%(c)	6.50%	10/2019	72	71	—	71
Northwestern Management Services, LLC (Sage Dental)	One stop	P + 4.00%(e)	7.50%	10/2019	17	16	—	16
Northwestern Management Services, LLC (Sage Dental)(4)	One stop	L + 5.25%	N/A(5)	10/2019	—	(2)	—	(3)
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.50%	05/2022	8,605	8,369	1.0	8,605
Oliver Street Dermatology Holdings, LLC	One stop	L + 6.50%(c)	7.50%	05/2022	58	57	—	58
Oliver Street Dermatology Holdings, LLC(4)	One stop	L + 6.50%	N/A(5)	05/2022	—	(3)	—	—
Pinnacle Treatment Centers, Inc.	One stop	L + 6.25%(c)	7.25%	08/2021	10,081	9,812	1.1	9,980
Pinnacle Treatment Centers, Inc.	One stop	P + 5.00%(e)	8.50%	08/2021	5	3	—	4
Pinnacle Treatment Centers, Inc.(4)	One stop	L + 6.25%	N/A(5)	08/2021	—	(3)	—	(1)
PPT Management, LLC#	One stop	L + 5.00%(c)	6.00%	04/2020	4,179	4,143	0.5	4,179
PPT Management, LLC	One stop	L + 5.00%(c)	6.00%	04/2020	137	136	—	137
PPT Management, LLC(4)	One stop	L + 5.00%	N/A(5)	04/2020	—	(1)	—	—
Premise Health Holding Corp.#	One stop	L + 4.50%(c)	5.50%	06/2020	14,963	14,881	1.7	14,963
Premise Health Holding Corp.(4)	One stop	L + 4.50%	N/A(5)	06/2020	—	(16)	—	—
Pyramid Healthcare, Inc.#	One stop	L + 5.75%(c)	6.75%	08/2019	1,484	1,471	0.2	1,484
Radiology Partners, Inc.#	One stop	L + 5.50%(c)	6.50%	09/2020	22,570	22,295	2.6	22,344
Radiology Partners, Inc.	One stop	L + 5.50%(c)	6.50%	09/2020	708	708	0.1	701
Radiology Partners, Inc.(4)	One stop	L + 5.50%	N/A(5)	09/2020	—	(4)	—	(4)
Radiology Partners, Inc.(4)	One stop	L + 5.50%	N/A(5)	09/2020	—	(18)	—	(8)
Reliant Pro ReHab, LLC*	Senior loan	L + 5.00%(c)	6.00%	12/2017	2,548	2,533	0.3	2,548
Reliant Pro ReHab, LLC	Senior loan	P + 4.00%(e)	7.50%	12/2017	59	54	—	59
RXH Buyer Corporation*^	One stop	L + 5.75%(c)	6.75%	09/2021	17,435	17,148	1.9	16,738
RXH Buyer Corporation	One stop	L + 5.75%(c)	6.75%	09/2021	1,973	1,940	0.2	1,894
RXH Buyer Corporation	One stop	P + 4.75%(e)	8.25%	09/2021	35	32	—	27
RXH Buyer Corporation(4)	One stop	L + 5.75%	N/A(5)	09/2021	—	(14)	—	(34)
Southern Anesthesia and Surgical	One stop	L + 5.50%(c)	6.50%	11/2017	5,537	5,502	0.6	5,537
Southern Anesthesia and Surgical^	One stop	L + 5.50%(c)	6.50%	11/2017	2,715	2,701	0.3	2,715
Southern Anesthesia and Surgical(4)	One stop	L + 5.50%	N/A(5)	11/2017	—	(3)	—	—
Spear Education, LLC#	One stop	L + 6.00%(c)	7.00%	08/2019	4,732	4,697	0.5	4,732
Spear Education, LLC	One stop	L + 6.00%(c)	7.00%	08/2019	76	76	—	76
Spear Education, LLC	One stop	L + 6.00%	N/A(5)	08/2019	—	—	—	—
Summit Behavioral Holdings I, LLC*	One stop	L + 5.00%(c)	6.00%	06/2021	4,382	4,330	0.5	4,382
Summit Behavioral Holdings I, LLC(4)	One stop	L + 5.00%	N/A(5)	06/2021	—	(1)	—	—
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Healthcare, Education and Childcare – (continued)
Summit Behavioral Holdings I, LLC(4)	One stop	L + 5.00%	N/A(5)	06/2021	$—	$(2)	—%	$—
Surgical Information Systems, LLC^	Senior loan	L + 3.00%(c)(e)	4.50%	09/2018	1,701	1,699	0.2	1,701
U.S. Anesthesia Partners, Inc.#	One stop	L + 5.00%(c)(e)	6.12%	12/2019	5,882	5,864	0.7	5,882
WIRB-Copernicus Group, Inc.*^	Senior loan	L + 5.00%(c)	6.00%	08/2022	9,912	9,815	1.1	9,812
WIRB-Copernicus Group, Inc.(4)	Senior loan	L + 5.00%	N/A(5)	08/2022	—	(1)	—	(1)
Young Innovations, Inc.*#	Senior loan	L + 4.25%(a)(c)	5.25%	01/2019	1,733	1,725	0.2	1,739
Young Innovations, Inc.*	Senior loan	L + 4.75%(a)	5.75%	01/2019	304	299	0.1	308
Young Innovations, Inc.	Senior loan	P + 3.25%(e)	6.75%	01/2018	34	34	—	33
					314,488	309,976	35.4	311,635
Home and Office Furnishings, Housewares, and Durable Consumer
Plano Molding Company, LLC*^#	One stop	L + 6.50%(c)	7.50%	05/2021	17,934	17,796	1.9	16,498
Hotels, Motels, Inns, and Gaming
Aimbridge Hospitality, LLC^	Senior loan	L + 4.50%(a)	5.75%	10/2018	815	804	0.1	815
Insurance
Captive Resources Midco, LLC*^#	One stop	L + 5.75%(c)	6.75%	06/2020	26,127	25,876	3.0	26,127
Captive Resources Midco, LLC(4)	One stop	L + 5.75%	N/A(5)	06/2020	—	(16)	—	—
Captive Resources Midco, LLC(4)	One stop	L + 5.75%	N/A(5)	06/2020	—	(17)	—	—
Higginbotham Insurance Agency, Inc.*	Senior loan	L + 5.25%(a)	6.25%	11/2021	1,301	1,290	0.1	1,303
Internet Pipeline, Inc.	One stop	L + 7.25%(c)	8.25%	08/2022	4,910	4,797	0.6	4,910
Internet Pipeline, Inc.(4)	One stop	L + 7.25%	N/A(5)	08/2021	—	(1)	—	—
RSC Acquisition, Inc.#	Senior loan	L + 5.25%(c)	6.25%	11/2022	629	624	0.1	629
					32,967	32,553	3.8	32,969
Leisure, Amusement, Motion Pictures and Entertainment
NFD Operating, LLC*	One stop	L + 7.00%(c)	8.25%	06/2021	2,349	2,315	0.3	2,349
NFD Operating, LLC	One stop	L + 7.00%	N/A(5)	06/2021	—	—	—	—
NFD Operating, LLC(4)	One stop	L + 7.00%	N/A(5)	06/2021	—	(1)	—	—
Self Esteem Brands, LLC^	Senior loan	L + 4.00%(a)	5.00%	02/2020	2,934	2,924	0.3	2,934
Self Esteem Brands, LLC(4)	Senior loan	L + 4.00%	N/A(5)	02/2020	—	(3)	—	—
Teaching Company, The	One stop	L + 6.25%(c)	7.25%	08/2020	18,926	18,705	2.2	18,926
Teaching Company, The	One stop	L + 6.25%(c)(e)	7.25%	08/2020	40	39	—	40
Titan Fitness, LLC*	One stop	L + 6.50%(a)	7.75%	09/2019	13,223	13,070	1.5	13,223
Titan Fitness, LLC	One stop	L + 6.50%(a)	7.75%	09/2019	1,747	1,733	0.2	1,747
Titan Fitness, LLC	One stop	L + 6.50%(a)	7.75%	09/2019	582	546	0.1	582
Titan Fitness, LLC	One stop	P + 5.25%(e)	8.75%	09/2019	419	406	—	419
					40,220	39,734	4.6	40,220
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*	One stop	L + 9.00%(a)	10.25%	10/2017	4,425	4,413	0.4	3,894
Benetech, Inc.	One stop	P + 7.75%(e)	11.25%	10/2017	152	149	—	20
					4,577	4,562	0.4	3,914
Oil and Gas
Drilling Info, Inc.^#(9)	One stop	L + 5.50%(c)	6.50%	06/2020	1,806	1,782	0.2	1,792
Drilling Info, Inc.(9)	One stop	L + 5.50%(c)	6.50%	06/2020	516	506	0.1	513
Drilling Info, Inc.(4)(9)	One stop	L + 5.50%	N/A(5)	06/2020	—	(1)	—	—
					2,322	2,287	0.3	2,305

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Personal and Non-Durable Consumer Products
Georgica Pine Clothiers, LLC	One Stop	L + 5.50%(c)	6.50%	11/2021	$5,736	$5,638	0.7%	$5,736
Georgica Pine Clothiers, LLC^	One Stop	L + 5.50%(c)	6.50%	11/2021	500	495	0.1	500
Georgica Pine Clothiers, LLC(4)	One Stop	L + 5.50%	N/A(5)	11/2021	—	(1)	—	—
Massage Envy, LLC*	One Stop	L + 7.25%(c)	8.50%	09/2018	15,151	15,025	1.7	15,151
Massage Envy, LLC(4)	One Stop	L + 7.25%	N/A(5)	09/2018	—	(6)	—	—
Orthotics Holdings, Inc*#	One Stop	L + 5.00%(c)	6.00%	02/2020	8,375	8,303	0.9	7,956
Orthotics Holdings, Inc*#(7)	One Stop	L + 5.00%(c)	6.00%	02/2020	1,373	1,361	0.1	1,304
Orthotics Holdings, Inc	One Stop	L + 5.00%(c)	6.00%	02/2020	139	129	—	77
Orthotics Holdings, Inc(4)	One Stop	L + 5.00%	N/A(5)	02/2020	—	(12)	—	(70)
Orthotics Holdings, Inc(4)(7)	One Stop	L + 5.00%	N/A(5)	02/2020	—	(1)	—	(7)
Team Technologies Acquisition Company^	Senior loan	L + 5.00%(c)(e)	6.25%	12/2017	4,660	4,644	0.5	4,613
Team Technologies Acquisition Company#	Senior loan	L + 5.50%(c)(e)	6.75%	12/2017	859	854	0.1	857
Team Technologies Acquisition Company(4)	Senior loan	L + 5.00%	N/A(5)	12/2017	—	(1)	—	(3)
					36,793	36,428	4.1	36,114
Personal, Food and Miscellaneous Services
Community Veterinary Partners, LLC	One stop	L + 5.50%(c)	6.50%	10/2021	16	16	—	16
Focus Brands Inc.*^	Second lien	L + 9.00%(a)	10.25%	08/2018	9,000	8,965	1.0	9,000
Ignite Restaurant Group, Inc. (Joe’s Crab Shack)^	One stop	L + 7.00%(b)	8.00%	02/2019	4,322	4,286	0.5	4,236
PetVet Care Centers LLC^	Senior loan	L + 4.75%(c)	5.75%	12/2020	5,837	5,753	0.7	5,837
PetVet Care Centers LLC^	Senior loan	L + 4.75%(c)	5.75%	12/2020	1,219	1,203	0.1	1,219
PetVet Care Centers LLC(4)	Senior loan	L + 4.75%	N/A(5)	12/2019	—	(9)	—	—
Vetcor Professional Practices LLC*^#	One stop	L + 6.25%(c)	7.25%	04/2021	29,043	28,526	3.3	29,043
Vetcor Professional Practices LLC*	One stop	L + 6.25%(c)	7.25%	04/2021	966	956	0.1	966
Vetcor Professional Practices LLC	One stop	L + 6.25%(c)	7.25%	04/2021	550	501	0.1	550
Vetcor Professional Practices LLC#	One stop	L + 6.25%(c)	7.25%	04/2021	288	285	—	288
Vetcor Professional Practices LLC	One stop	L + 6.25%(c)	7.25%	04/2021	236	234	—	236
Vetcor Professional Practices LLC(4)	One stop	L + 6.25%	N/A(5)	04/2021	—	(16)	—	—
Vetcor Professional Practices LLC(4)	One stop	L + 6.25%	N/A(5)	04/2021	—	(4)	—	—
Veterinary Specialists of North America, LLC*^	One stop	L + 5.25%(c)	6.25%	07/2021	6,101	6,029	0.7	6,041
Veterinary Specialists of North America, LLC	One stop	L + 5.25%(c)	6.25%	07/2021	64	63	—	63
Veterinary Specialists of North America, LLC(4)	One stop	L + 5.25%	N/A(5)	07/2021	—	(3)	—	(3)
Veterinary Specialists of North America, LLC(4)	One stop	L + 5.25%	N/A(5)	07/2021	—	(18)	—	(13)
Wetzel’s Pretzels, LLC	One stop	L + 6.75%(c)	7.75%	09/2021	7,064	6,873	0.8	6,993
Wetzel’s Pretzels, LLC(4)	One stop	L + 6.75%	N/A(5)	09/2021	—	(1)	—	—
					64,706	63,639	7.3	64,472
Printing and Publishing
Brandmuscle, Inc.#	Senior loan	L + 5.00%(c)	6.00%	12/2021	631	624	0.1	636
Market Track, LLC*^#	One stop	L + 7.00%(c)	8.00%	10/2019	28,603	28,354	3.3	28,603
Market Track, LLC*	One stop	L + 7.00%(c)	8.00%	10/2019	2,175	2,156	0.2	2,175
Market Track, LLC#	One stop	L + 7.00%(c)	8.00%	10/2019	2,141	2,126	0.2	2,141
Market Track, LLC	One stop	L + 7.00%(c)	8.00%	10/2019	1,353	1,334	0.2	1,353
Market Track, LLC	One stop	L + 7.00%(c)	8.00%	10/2019	1,284	1,278	0.1	1,284
Marketo, Inc.	One stop	L + 9.50%(c)	10.50%	08/2021	9,940	9,649	1.1	9,791
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Printing and Publishing – (continued)
Marketo, Inc.(4)	One stop	L + 9.50%	N/A(5)	08/2021	$—	$(2)	—%	$(1)
					46,127	45,519	5.2	45,982
Retail Stores
Batteries Plus Holding Corporation	One stop	L + 6.75%(a)	7.75%	07/2022	13,860	13,516	1.6	13,791
Batteries Plus Holding Corporation(4)	One stop	L + 6.75%	N/A(5)	07/2022	—	(2)	—	(1)
CVS Holdings I, LP*^#	One stop	L + 6.25%(c)	7.25%	08/2021	22,283	21,920	2.5	21,948
CVS Holdings I, LP*	One stop	L + 6.25%(c)	7.25%	08/2021	321	315	—	316
CVS Holdings I, LP(4)	One stop	L + 6.25%	N/A(5)	08/2020	—	(3)	—	(3)
CVS Holdings I, LP(4)	One stop	L + 6.25%	N/A(5)	08/2021	—	(8)	—	(6)
Cycle Gear, Inc.^	One stop	L + 6.50%(c)	7.50%	01/2020	10,533	10,379	1.2	10,533
Cycle Gear, Inc.(4)	One stop	L + 6.50%	N/A(5)	01/2020	—	(17)	—	—
Cycle Gear, Inc.(4)	One stop	L + 6.50%	N/A(5)	01/2020	—	(9)	—	—
DTLR, Inc.*^	One stop	L + 6.50%(c)	7.50%	10/2020	11,394	11,303	1.3	11,394
Elite Sportswear, L.P.	Senior loan	L + 5.00%(c)	6.00%	03/2020	2,821	2,781	0.3	2,814
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.25%	03/2020	1,451	1,431	0.2	1,458
Elite Sportswear, L.P.	Senior loan	L + 5.25%(c)	6.25%	03/2020	220	216	—	221
Elite Sportswear, L.P.	Senior loan	P + 3.75%(e)	7.25%	03/2020	117	112	—	116
Express Oil Change, LLC	Senior loan	L + 5.00%(c)(e)	6.01%	12/2017	1,210	1,197	0.1	1,210
Express Oil Change, LLC^	Senior loan	L + 5.00%(c)	6.00%	12/2017	473	470	0.1	473
Feeders Supply Company, LLC	One stop	L + 5.75%(a)	6.75%	04/2021	4,298	4,211	0.5	4,298
Feeders Supply Company, LLC	Subordinated debt	N/A	12.50% cash/ 7.00% PIK	04/2021	43	43	—	43
Feeders Supply Company, LLC(4)	One stop	L + 5.75%	N/A(5)	04/2021	—	(1)	—	—
Marshall Retail Group, LLC, The^#	One stop	L + 6.00%(c)	7.00%	08/2020	12,207	12,107	1.3	11,474
Marshall Retail Group, LLC, The	One stop	L + 6.00%(b)(c)(e)	7.00%	08/2019	410	392	—	278
Mills Fleet Farm Group LLC*^	One stop	L + 5.50%(a)	6.50%	02/2022	4,776	4,641	0.5	4,776
Paper Source, Inc.*^#	One stop	L + 6.25%(c)	7.25%	09/2018	12,757	12,679	1.5	12,757
Paper Source, Inc.	One stop	L + 6.25%(c)	7.25%	09/2018	1,694	1,680	0.2	1,694
Paper Source, Inc.	One stop	P + 5.00%(e)	8.50%	09/2018	339	331	—	339
Pet Holdings ULC*^(7)(8)	One stop	L + 5.50%(c)	6.50%	07/2022	14,775	14,491	1.7	14,627
Pet Holdings ULC(7)(8)	One stop	P + 4.50%(e)	8.00%	07/2022	37	35	—	36
Pet Holdings ULC(4)(7)(8)	One stop	L + 5.50%	N/A(5)	07/2022	—	(1)	—	(1)
Sneaker Villa, Inc.*^	One stop	L + 7.75%(c)	8.75%	12/2020	12,467	12,361	1.4	12,467
					128,486	126,570	14.4	127,052
Telecommunications
Arise Virtual Solutions, Inc.^	One stop	L + 6.50%(c)	7.75%	12/2018	1,382	1,373	0.2	1,313
Arise Virtual Solutions, Inc.(4)	One stop	L + 6.50%	N/A(5)	12/2018	—	(1)	—	(4)
Hosting.com Inc.*	Senior loan	L + 4.50%(c)	5.75%	12/2017	720	717	0.1	720
Hosting.com Inc.	Senior loan	L + 4.50%(a)	5.75%	12/2017	82	81	—	82
					2,184	2,170	0.3	2,111
Textile and Leather
SHO Holding I Corporation*	Senior loan	L + 5.00%(a)	6.00%	10/2022	2,062	2,016	0.2	2,062
SHO Holding I Corporation(4)	Senior loan	L + 4.00%	N/A(5)	10/2021	—	(1)	—	(1)
					2,062	2,015	0.2	2,061
Utilities
Arcos, LLC	One stop	L + 6.50%(c)	7.50%	02/2021	4,014	3,944	0.5	4,014
Arcos, LLC	One stop	L + 6.50%	N/A(5)	02/2021	—	—	—	—
PowerPlan Holdings, Inc.*#	Senior loan	L + 4.75%(a)	5.75%	02/2022	6,790	6,699	0.8	6,790
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Utilities – (continued)
PowerPlan Holdings, Inc.(4)	Senior loan	L + 4.75%	N/A(5)	02/2021	$—	$(6)	—%	$—
					10,804	10,637	1.3	10,804
Total non-controlled/non-affiliate company debt investments					$1,505,637	$1,485,448	169.2%	$1,487,093
Equity Investments(10)(11)
Aerospace and Defense
NTS Technical Systems	Common stock	N/A	N/A	N/A	2	$1,506	0.2%	$1,317
Tresys Technology Holdings, Inc.	Common stock	N/A	N/A	N/A	295	295	—	—
Whitcraft LLC	Warrant	N/A	N/A	N/A	—	—	—	232
Whitcraft LLC	Preferred stock B	N/A	N/A	N/A	1	670	0.1	1,194
						2,471	0.3	2,743
Automobile
K&N Engineering, Inc.	Preferred stock A	N/A	N/A	N/A	—	—	—	27
K&N Engineering, Inc.	Preferred stock B	N/A	N/A	N/A	—	—	—	27
K&N Engineering, Inc.	Common stock	N/A	N/A	N/A	—	—	—	213
Polk Acquisition Corp.	LP interest	N/A	N/A	N/A	1	144	0.1	144
						144	0.1	411
Beverage, Food and Tobacco
Atkins Nutritionals, Inc	LLC interest	N/A	N/A	N/A	57	746	0.3	2,630
Benihana, Inc.	LLC units	N/A	N/A	N/A	43	699	0.1	501
C. J. Foods, Inc.	Preferred stock	N/A	N/A	N/A	—	157	—	309
First Watch Restaurants, Inc.	Common stock	N/A	N/A	N/A	9	964	0.2	1,712
Hopdoddy Holdings, LLC	LLC interest	N/A	N/A	N/A	27	130	—	50
Hopdoddy Holdings, LLC	LLC interest	N/A	N/A	N/A	12	36	—	14
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.1	801
Purfoods, LLC	LLC interest	N/A	N/A	N/A	381	381	—	381
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	0.1	588
Rubio’s Restaurants, Inc.	Preferred stock A	N/A	N/A	N/A	2	945	0.3	2,625
Tate’s Bake Shop, Inc.	LP interest	N/A	N/A	N/A	462	428	0.1	483
Uinta Brewing Company	LP interest	N/A	N/A	N/A	462	462	—	—
						5,689	1.2	10,094
Buildings and Real Estate
Brooks Equipment Company, LLC	Common stock	N/A	N/A	N/A	10	1,021	0.1	1,248
Chemicals, Plastics and Rubber
Flexan, LLC	Preferred stock	N/A	N/A	N/A	—	73	—	75
Flexan, LLC	Common stock	N/A	N/A	N/A	1	—	—	—
						73	—	75
Diversified Conglomerate Manufacturing
Chase Industries, Inc.	LLC units	N/A	N/A	N/A	1	1,186	0.2	1,666
Inventus Power, Inc	Preferred stock	N/A	N/A	N/A	—	370	—	137
Inventus Power, Inc	Common stock	N/A	N/A	N/A	—	—	—	—
Reladyne, Inc.	LP interest	N/A	N/A	N/A	—	249	—	249
Sunless Merger Sub, Inc.	LP interest	N/A	N/A	N/A	—	160	—	—
						1,965	0.2	2,052

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Diversified Conglomerate Service
Actiance, Inc.	Warrant	N/A	N/A	N/A	344	$95	—%	$99
Agility Recovery Solutions Inc.	Preferred stock	N/A	N/A	N/A	67	341	0.1	610
Bomgar Corporation	Common stock	N/A	N/A	N/A	100	108	—	108
Bomgar Corporation	Common stock	N/A	N/A	N/A	72	1	—	1
DISA Holdings Acquisition Subsidiary Corp.	Common stock	N/A	N/A	N/A	—	154	—	43
HealthcareSource HR, Inc.	LLC interest	N/A	N/A	N/A	—	348	—	323
Host Analytics, Inc.	Warrant	N/A	N/A	N/A	180	—	—	155
Marathon Data Operating Co., LLC	LLC units	N/A	N/A	N/A	1	264	0.1	385
Marathon Data Operating Co., LLC	LLC units	N/A	N/A	N/A	1	264	—	—
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	1	417	—	417
Project Alpha Intermediate Holding, Inc.	Common stock	N/A	N/A	N/A	103	4	—	4
Secure-24, LLC	LLC units	N/A	N/A	N/A	263	263	0.1	445
Steelwedge Software, Inc.	Warrant	N/A	N/A	N/A	36,575	76	—	84
TA MHI Buyer, Inc.	Preferred stock	N/A	N/A	N/A	—	202	—	260
Vendavo, Inc.	Preferred stock A	N/A	N/A	N/A	827	827	0.1	852
Vitalyst, LLC	Preferred stock A	N/A	N/A	N/A	—	61	—	44
Vitalyst, LLC	Common stock	N/A	N/A	N/A	1	7	—	—
Workforce Software, LLC	LLC units	N/A	N/A	N/A	308	308	0.1	308
Xmatters, Inc. and Alarmpoint, Inc.	Warrant	N/A	N/A	N/A	40	32	—	32
						3,772	0.5	4,170
Ecological
Pace Analytical Services, LLC	LLC units	N/A	N/A	N/A	2	277	—	277
						277	—	277
Electronics
Diligent Corporation	Preferred stock	N/A	N/A	N/A	83	83	—	83
ECI Acquisition Holdings, Inc.	Common stock	N/A	N/A	N/A	9	873	0.1	1,130
Gamma Technologies, LLC	LLC units	N/A	N/A	N/A	1	134	—	188
SEI, Inc.	LLC units	N/A	N/A	N/A	340	340	—	317
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	—	122	—	23
Sloan Company, Inc., The	LLC units	N/A	N/A	N/A	1	14	—	—
Sparta Holding Corporation	Common stock	N/A	N/A	N/A	1	567	0.1	688
Sparta Holding Corporation	Common stock	N/A	N/A	N/A	235	6	—	162
Syncsort Incorporated	Preferred stock	N/A	N/A	N/A	90	226	0.1	313
						2,365	0.3	2,904
Grocery
MyWebGrocer, Inc.	LLC units	N/A	N/A	N/A	1,418	1,446	0.2	2,038
MyWebGrocer, Inc.	Preferred stock	N/A	N/A	N/A	71	165	—	267
						1,611	0.2	2,305
Healthcare, Education and Childcare
Active Day, Inc.	LLC interest	N/A	N/A	N/A	1	614	0.1	706
ADCS Clinics Intermediate Holdings, LLC	Preferred stock	N/A	N/A	N/A	1	579	0.1	579
ADCS Clinics Intermediate Holdings, LLC	Common stock	N/A	N/A	N/A	—	6	—	6
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	8	829	0.1	382
See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Healthcare, Education and Childcare – (continued)
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	$67	—%	$—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	1	64	—	199
BIORECLAMATIONIVT, LLC	LLC interest	N/A	N/A	N/A	—	365	0.1	399
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	28	—	31
California Cryobank, LLC	LLC units	N/A	N/A	N/A	—	—	—	—
Certara L.P.	LP interest	N/A	N/A	N/A	—	635	0.1	1,266
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	6,386	864	0.1	940
DCA Investment Holding, LLC	LLC units	N/A	N/A	N/A	65	9	—	146
Deca Dental Management LLC	LLC units	N/A	N/A	N/A	357	357	—	392
Dental Holdings Corporation	LLC units	N/A	N/A	N/A	734	775	0.1	925
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	14	182	—	200
Encore GC Acquisition, LLC	LLC units	N/A	N/A	N/A	14	—	—	36
G & H Wire Company, Inc	LP interest	N/A	N/A	N/A	102	102	—	107
Global Healthcare Exchange, LLC	Common stock	N/A	N/A	N/A	—	287	—	289
Global Healthcare Exchange, LLC	Common stock	N/A	N/A	N/A	—	5	0.1	350
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	—	458	—	51
IntegraMed America, Inc.	LLC interest	N/A	N/A	N/A	—	417	0.1	404
Katena Holdings, Inc.	LLC units	N/A	N/A	N/A	—	387	0.1	459
Lombart Brothers, Inc.	Common stock	N/A	N/A	N/A	—	106	—	106
Northwestern Management Services, LLC	LLC units	N/A	N/A	N/A	—	249	—	335
Northwestern Management Services, LLC	LLC units	N/A	N/A	N/A	3	3	—	215
Oliver Street Dermatology Holdings, LLC	LLC units	N/A	N/A	N/A	234	234	—	234
Pentec Acquisition Sub, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	238
Pinnacle Treatment Centers, Inc.	Preferred stock	N/A	N/A	N/A	2	221	—	221
Pinnacle Treatment Centers, Inc.	Common stock	N/A	N/A	N/A	—	2	—	2
Radiology Partners, Inc.	LLC units	N/A	N/A	N/A	43	85	—	149
Reliant Pro ReHab, LLC	Preferred stock A	N/A	N/A	N/A	2	183	0.1	998
RXH Buyer Corporation	LP interest	N/A	N/A	N/A	7	683	0.1	376
Southern Anesthesia and Surgical	LLC units	N/A	N/A	N/A	487	487	0.1	594
Spear Education, LLC	LLC units	N/A	N/A	N/A	—	62	—	65
Spear Education, LLC	LLC units	N/A	N/A	N/A	1	1	—	41
SSH Corporation	Common stock	N/A	N/A	N/A	—	40	—	92
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	482
U.S. Renal Care, Inc.	LP interest	N/A	N/A	N/A	1	2,665	0.3	2,979
Young Innovations, Inc.	LLC units	N/A	N/A	N/A	—	236	0.1	315
Young Innovations, Inc.	Common stock	N/A	N/A	N/A	2	—	—	343
						12,817	1.8	15,652
Insurance
Captive Resources Midco, LLC	LLC units	N/A	N/A	N/A	1	—	0.1	186
Internet Pipeline, Inc.	Preferred stock	N/A	N/A	N/A	—	98	—	113
Internet Pipeline, Inc.	Common stock	N/A	N/A	N/A	43	1	—	35
						99	0.1	334

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Leisure, Amusement, Motion Pictures and Entertainment
LMP TR Holdings, LLC	LLC units	N/A	N/A	N/A	712	$712	0.1%	$782
Titan Fitness, LLC	LLC units	N/A	N/A	N/A	6	712	0.1	777
						1,424	0.2	1,559
Personal and Non-Durable Consumer Products
C.B. Fleet Company, Incorporated	LLC units	N/A	N/A	N/A	2	134	0.1	270
Georgica Pine Clothiers, LLC	LLC interest	N/A	N/A	N/A	11	106	—	116
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	749	0.1	1,149
Team Technologies Acquisition Company	Common stock	N/A	N/A	N/A	—	114	—	246
						1,103	0.2	1,781
Personal, Food and Miscellaneous Services
Community Veterinary Partners, LLC	Common stock	N/A	N/A	N/A	1	114	—	144
R.G. Barry Corporation	Preferred stock	N/A	N/A	N/A	—	161	—	156
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	766	525	0.1	536
Vetcor Professional Practices LLC	LLC units	N/A	N/A	N/A	85	85	0.1	624
Veterinary Specialists of North America, LLC	LLC units	N/A	N/A	N/A	—	106	—	106
Wetzel’s Pretzels, LLC	Common stock	N/A	N/A	N/A	—	160	—	160
						1,151	0.2	1,726
Printing and Publishing
Brandmuscle, Inc.	LLC interest	N/A	N/A	N/A	—	240	—	273
Market Track, LLC	Preferred stock	N/A	N/A	N/A	—	145	—	215
Market Track, LLC	Common stock	N/A	N/A	N/A	1	145	0.1	344
						530	0.1	832
Retail Stores
Barcelona Restaurants, LLC	LP interest	N/A	N/A	N/A	1,996	—	0.6	5,507
Batteries Plus Holding Corporation	LLC units	N/A	N/A	N/A	5	529	0.1	529
Cycle Gear, Inc.	LLC interest	N/A	N/A	N/A	19	248	—	397
DentMall MSO, LLC	LLC units	N/A	N/A	N/A	2	97	—	—
DentMall MSO, LLC	LLC units	N/A	N/A	N/A	2	—	—	—
Elite Sportswear, L.P.	LLC interest	N/A	N/A	N/A	—	83	—	111
Express Oil Change, LLC	LLC interest	N/A	N/A	N/A	81	81	—	272
Feeders Supply Company, LLC	Preferred stock	N/A	N/A	N/A	2	155	—	155
Feeders Supply Company, LLC	Common stock	N/A	N/A	N/A	—	—	—	—
Marshall Retail Group LLC, The	LLC units	N/A	N/A	N/A	15	154	—	46
Paper Source, Inc.	Common stock	N/A	N/A	N/A	8	1,387	0.2	1,423
Pet Holdings ULC(7)(8)	LP interest	N/A	N/A	N/A	455	387	—	351
RCP PetPeople LP	LP interest	N/A	N/A	N/A	889	889	0.2	1,556
Sneaker Villa, Inc.	LLC interest	N/A	N/A	N/A	4	411	0.1	541
						4,421	1.2	10,888
Utilities
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	—	303	0.1	349
PowerPlan Holdings, Inc.	Common stock	N/A	N/A	N/A	151	3	—	273
						306	0.1	622
Total non-controlled/non-affiliate company equity investments						$41,239	6.8%	$59,673
Total non-controlled/non-affiliate company investments					$1,505,637	$1,526,687	176.0%	$1,546,766

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal/ Par Amount(3)	Amortized Cost	Percentage of Net Assets	Fair Value
Non-controlled affiliate company investments(12)
Debt investments
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.*#(7)	One stop	L + 9.25%(c)	5.00% cash/ 5.50% PIK	11/2018	$9,233	$8,837	1.0%	$8,540
Competitor Group, Inc.(7)	One stop	L + 9.25%(c)	5.00% cash/ 5.50% PIK	11/2018	1,095	1,063	0.1	1,013
Competitor Group, Inc.(7)	One stop	L + 9.25%(c)	5.00% cash/ 5.50% PIK	11/2018	6	6	—	6
					10,334	9,906	1.1	9,559
Total non-controlled affiliate company debt investments					$10,334	$9,906	1.1%	$9,559
Equity Investments(10)(11)
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.*#(7)	Preferred stock	N/A	N/A	N/A	4	$4,226	—%	$59
Competitor Group, Inc.(7)	LLC interest	N/A	N/A	N/A	1	714	—	—
Competitor Group, Inc.*#(7)	Common stock	N/A	N/A	N/A	27	—	—	—
						4,940	—	59
Total non-controlled affiliate company equity investments						$4,940	—%	$59
Total non-controlled affiliate company investments					$10,334	$14,846	1.1%	$9,618
Controlled affiliate company investments(13)
Debt investments
Investment Funds and Vehicles
Senior Loan Fund LLC(7)	Subordinated debt	L + 8.00%(c)	8.47%	05/2020	$77,301	$77,301	8.8%	$77,301
Total controlled affiliate company debt investments					$77,301	$77,301	8.8%	$77,301
Equity Investments(10)
Investment Funds and Vehicles
Senior Loan Fund LLC(7)	LLC interest	N/A	N/A	N/A		$31,339	3.1%	$26,927
Total controlled affiliate company equity investments						$31,339	3.1%	$26,927
Total controlled affiliate company investments					$77,301	$108,640	11.9%	$104,228
Total investments					$1,593,272	$1,650,173	189.0%	$1,660,612
Cash, cash equivalents and restricted cash and cash equivalents
Cash and Restricted Cash						$45,259	5.1%	$45,259
BlackRock Liquidity Funds T-Fund Institutional Shares (CUSIP 09248U718)			0.21%(14)			44,281	5.0	44,281
Total cash, cash equivalents and restricted cash and cash equivalents						$89,540	10.1%	$89,540
Total investments and cash, cash equivalents and restricted cash and cash equivalents						$1,739,713	199.1%	$1,750,152

*
Denotes that all or a portion of the loan secures the notes offered in the 2010 Debt Securitization (as defined in Note 6).

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

^
Denotes that all or a portion of the loan secures the notes offered in the 2014 Debt Securitization (as defined in Note 6).

#
Denotes that all or a portion of the loan collateralizes the Credit Facility (as defined in Note 6).

(1)
The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at September 30, 2016. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable. The actual index rate for each loan listed may not be the applicable index rate outstanding as of September 30, 2016, as the loan may have priced or repriced based on an index rate prior to September 30, 2016.

(a)
Denotes that all or a portion of the loan was indexed to the 30-day LIBOR, which was 0.53% as of September 30, 2016.

(b)
Denotes that all or a portion of the loan was indexed to the 60-day LIBOR, which was 0.65% as of September 30, 2016.

(c)
Denotes that all or a portion of the loan was indexed to the 90-day LIBOR, which was 0.85% as of September 30, 2016.

(d)
Denotes that all or a portion of the loan was indexed to the 180-day LIBOR, which was 1.24% as of September 30, 2016.

(e)
Denotes that all or a portion of the loan was indexed to the Prime rate, which was 3.50% as of September 30, 2016.

(2)
For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect at September 30, 2016.

(3)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(4)
The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.

(5)
The entire commitment was unfunded as of September 30, 2016. As such, no interest is being earned on this investment.

(6)
Loan was on non-accrual status as of September 30, 2016, meaning that the Company has ceased recognizing interest income on the loan.

(7)
The investment is treated as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of September 30, 2016, total non-qualifying assets at fair value represented 7.4% of the Company’s assets calculated in accordance with the 1940 Act.

(8)
The headquarters of this portfolio company is located in Canada.

(9)
The sale of a portion of this loan does not qualify for sale accounting under ASC Topic 860 —  Transfers and Servicing, and therefore, the entire one stop loan asset remains in the Consolidated Schedule of Investments. (See Note 6 in the accompanying notes to the consolidated financial statements.)

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments – (continued)
September 30, 2016
(In thousands)

(10)
Non-income producing securities.

(11)
Ownership of certain equity investments may occur through a holding company or partnership.

(12)
As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of the portfolio company as the Company owns five percent or more of the portfolio company’s voting securities (“non-controlled affiliate”). Transactions related to investments non-controlled affiliates for the year ended September 30, 2016 were as follows:

Portfolio Company	Fair value at September 30, 2015	Purchases (cost)(a)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value at September 30, 2016	Net realized gain/(loss)	Interest and fee income	Dividend income
Barcelona Restaurants, LLC(b)	$5,523	$—	$(1,995)	$(4,871)	$—	$1,343	$—	$2,722	$—	$—
Competitor Group, Inc.(c)	—	289	—	13,743	99	(4,513)	9,618	—	660	—
Total Non-Controlled Affiliates	$5,523	$289	$(1,995)	$8,872	$99	$(3,170)	$9,618	$2,722	$660	$—

(a)
Purchases at cost includes amounts related to PIK interst capitalized and added to the principal balance of the respective loans.

(b)
During the three months ended December 31, 2015, a portion of the Company’s investment was sold diluting the Company’s ownership to less than five percent of the portfolio company’s voting securities. Effective as of and for periods subsequent to December 31, 2015, the Company no longer classified the portfolio company as a non-controlled affiliate company.

(c)
During the three months ended March 31, 2016, the Company’s ownership increased to over five percent of the portfolio company’s voting securities as a result of a partial debt to equity conversion.

(13)
As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” of and “Control” this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Transactions related to investments with both controlled affiliates for the year ended September 30, 2016 were as follows:

Portfolio Company	Fair value at September 30, 2015	Purchases (cost)(d)	Redemptions (cost)	Transfer in (out)	Discount accretion	Net change in unrealized gain/(loss)	Fair value at September 30, 2016	Net realized gain/(loss)	Interest and fee income	Dividend income
Senior Loan Fund LLC(e)	$98,936	$20,440	$(11,586)	$—	$—	$(3,562)	$104,228	$—	$6,939	$4,099
Total Controlled Affiliates	$98,936	$20,440	$(11,586)	$—	$—	$(3,562)	$104,228	$—	$6,939	$4,099

(d)
Purchases at cost includes amounts related to PIK interst capitalized and added to the principal balance of the respective loans.

(e)
Together with RGA, the Company co-invests through SLF. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee consisting of two representatives of the Company and RGA (with unanimous approval required from (i) one representative of each of the Company and RGA or (ii) both representatives of each of the Company and RGA). Therefore, although the Company owns more than 25% of the voting securities of SLF, the Company does not believe that it has control over SLF for purposes of the 1940 Act or otherwise.

(14)
The rate shown is the annualized seven-day yield as of September 30, 2016.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)
Note 1. Organization
Golub Capital BDC, Inc. (“GBDC” and, collectively with its subsidiaries, the “Company”) is an externally managed, closed-end, non-diversified management investment company. GBDC has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, GBDC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
The Company’s investment strategy is to invest primarily in senior secured and one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans) loans of U.S. middle-market companies. The Company may also selectively invest in second lien and subordinated (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans of, and warrants and minority equity securities in, U.S. middle-market companies. The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with GC Advisors LLC (the “Investment Adviser”), under which the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, the Company. Under an administration agreement (the “Administration Agreement”) the Company is provided with certain services by an administrator (the “Administrator”), which is currently Golub Capital LLC.
Note 2. Significant Accounting Policies and Recent Accounting Updates
Basis of presentation:   The Company is an investment company as defined in the accounting and reporting guidance under Accounting Standards Codification (“ASC”) Topic 946 — Financial Services Investment Companies (“ASC Topic 946”).
The accompanying consolidated financial statements of the Company and related financial information have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Articles 6 and 10 of Regulation S-X. In the opinion of management, the consolidated financial statements reflect all adjustments and reclassifications consisting solely of normal accruals that are necessary for the fair presentation of financial results as of and for the periods presented. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation.
Fair value of financial instruments:   The Company applies fair value to all of its financial instruments in accordance with ASC Topic 820 — Fair Value Measurement (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC Topic 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.
The availability of observable inputs can vary depending on the financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market and the current market conditions. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments classified as Level 3.
Any changes to the valuation methodology are reviewed by management and the Company’s board of directors (the “Board”) to confirm that the changes are appropriate. As markets change, new products develop and the pricing for products becomes more or less transparent, the Company will continue to refine its valuation methodologies. See further description of fair value methodology in Note 5.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

Use of estimates:   The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Consolidation:   As provided under Regulation S-X and ASC Topic 946, the Company will generally not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries Golub Capital BDC 2010-1 Holdings LLC (“Holdings”), Golub Capital BDC 2010-1 LLC (“2010 Issuer”), Golub Capital BDC CLO 2014 LLC (“2014 Issuer”), Golub Capital BDC Funding LLC (“Funding”), Golub Capital BDC Holdings, LLC (“BDC Holdings”), GC SBIC IV, L.P. (“SBIC IV”), GC SBIC V, L.P. (“SBIC V”), GC SBIC VI, L.P. (“SBIC VI”) and, prior to its dissolution on January 27, 2016, Golub Capital BDC Revolver Funding LLC (“Revolver Funding”) in its consolidated financial statements. The Company does not consolidate its non-controlling interest in Senior Loan Fund LLC (“SLF”). See further description of the Company’s investment in SLF in Note 4.
Assets related to transactions that do not meet ASC Topic 860 — Transfers and Servicing (“ASC Topic 860”) requirements for accounting sale treatment are reflected in the Company’s consolidated statements of financial condition as investments. Those assets are owned by special purpose entities, including 2010 Issuer, 2014 Issuer and Funding, that are consolidated in the Company’s consolidated financial statements. The creditors of the special purpose entities have received security interests in such assets and such assets are not intended to be available to the creditors of GBDC (or any affiliate of GBDC).
Cash and cash equivalents:   Cash and cash equivalents are highly liquid investments with an original maturity of three months or less at the date of acquisition. The Company deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.
Restricted cash and cash equivalents:   Restricted cash and cash equivalents include amounts that are collected and are held by trustees who have been appointed as custodians of the assets securing certain of the Company’s financing transactions. Restricted cash is held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets. In addition, restricted cash and cash equivalents include amounts held within the Company’s small business investment company (“SBIC”) subsidiaries. The amounts held within the SBICs are generally restricted to the originations of new loans by the SBICs and the payment of U.S. Small Business Administration (“SBA”) debentures and related interest expense.
Revenue recognition:
Investments and related investment income:   Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments.
Loan origination fees, original issue discount and market discount or premium are capitalized, and the Company accretes or amortizes such amounts over the life of the loan as interest income. For the years ended September 30, 2017, 2016 and 2015, interest income included $9,498, $8,662 and $9,002, respectively, of accretion of discounts. For the years ended September 30, 2017, 2016 and 2015, the Company received loan origination fees of  $8,593, $11,686 and $12,922, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

For investments with contractual payment-in-kind (“PIK”) interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, the Company will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. For the years ended September 30, 2017, 2016 and 2015, the Company recorded PIK income of $2,401, $1,171 and $1,260, respectively, and received PIK payments in cash of  $481, $9 and $465, respectively.
In addition, the Company may generate revenue in the form of amendment, structuring or due diligence fees, fees for providing managerial assistance, consulting fees and prepayment premiums on loans. The Company records these fees as fee income when received. All other income is recorded into income when earned. For the years ended September 30, 2017, 2016 and 2015, fee income included $1,441, $1,066 and $2,035 of prepayment premiums, respectively, which fees are non recurring.
For the years ended September 30, 2017, 2016 and 2015, the Company received interest and fee income in cash, which excludes capitalized loan origination fees, in the amounts of  $120,429, $113,172 and $108,677, respectively.
Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. For the years ended September 30, 2017, 2016 and 2015, the Company recorded dividend income of  $5,558, $4,638 and $1,562, respectively, and return of capital distributions, excluding the Company’s investment in LLC equity interests in SLF, of  $999, $2,492 and $128, respectively, and return of capital distributions from the Company’s investment in LLC equity interest in SLF of  $25,112, $2,704 and $0, respectively.
Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations.
Non-accrual loans:   A loan may be left on accrual status during the period the Company is pursuing repayment of the loan. Management reviews all loans that become 90 days or more past due on principal and interest, or when there is reasonable doubt that principal or interest will be collected, for possible placement on non-accrual status. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, payments are likely to remain current. The total fair value of non-accrual loans was $2,955 and $1,326 as of September 30, 2017 and 2016, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

Partial loan sales:   The Company follows the guidance in ASC Topic 860 when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on the Company’s consolidated statements of financial condition and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. See Note 6 for additional information.
Income taxes:   The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify and be subject to tax as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute dividends for U.S. federal income tax purposes to its stockholders of an amount generally at least equal to 90% of investment company taxable income, as defined by the Code and determined without regard to any deduction for dividends paid, for each tax year. The Company has made, and intends to continue to make, the requisite distributions to its stockholders, which will generally relieve the Company from U.S. federal income taxes with respect to all income distributed to its stockholders.
Depending on the level of taxable income earned in a tax year, the Company may choose to retain taxable income in excess of current year dividend distributions, and would distribute such taxable income in the next tax year. The Company may then be required to incur a 4% excise tax on such income. To the extent that the Company determines that its estimated current year annual taxable income, determined on a calendar year basis, could exceed estimated current calendar year dividend distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For each of the years ended September 30, 2017 and 2016, $17 and $333 was incurred for U.S. federal excise tax, respectively. For the year ended September 30, 2015, no amount was incurred for U.S. federal excise tax.
The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes (“ASC Topic 740”). ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or tax benefit in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. There were no material unrecognized tax benefits or unrecognized tax liabilities related to uncertain income tax positions through September 30, 2017. The Company’s tax returns for 2014 through 2016 tax years remain subject to examination by U.S. federal and most state tax authorities.
Dividends and distributions:   Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend or distribution is determined by the Board each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are distributed at least annually, although the Company may decide to retain such capital gains for investment.
The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of any distributions the Company declares in cash on behalf of its stockholders, unless a stockholder elects to receive cash. As a result, if the Board authorizes and the Company declares a cash distribution, then stockholders who participate in the DRIP will have their cash distribution reinvested in additional shares of the Company’s common stock, rather than receiving the cash distribution. The Company may use newly issued shares under the guidelines of the DRIP (if the Company’s shares are trading at a premium to net asset value), or the Company may purchase shares in the open market in connection with the obligations under the plan. In

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates – (continued)

particular, if the Company’s shares are trading at a significant discount to net asset value (“NAV”) and the Company is otherwise permitted under applicable law to purchase such shares, the Company intends to purchase shares in the open market in connection with any obligations under the DRIP.
In the event the market price per share of the Company’s common stock on the date of a distribution exceeds the most recently computed NAV per share of the common stock, the Company will issue shares of common stock to participants in the DRIP at the greater of the most recently computed NAV per share of common stock or 95% of the current market price per share of common stock (or such lesser discount to the current market price per share that still exceeds the most recently computed NAV per share of common stock).
Share repurchase plan:   The Company has a share repurchase program (the “Program”) which allows the Company to repurchase up to $75,000 of the Company’s outstanding common stock on the open market at prices below the Company’s NAV as reported in its most recently published consolidated financial statements. The Board most recently reapproved the Program in August 2017 and the Program may be implemented at the discretion of management. The shares may be purchased from time to time at prevailing market prices, through open market transactions, including block transactions. The Company did not make any repurchases of its common stock during the years ended September 30, 2017 and 2016.
Deferred debt issuance costs:   Deferred debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. As of September 30, 2017 and 2016, the Company had deferred debt issuance costs of  $4,273 and $5,627 respectively. These amounts are amortized and included in interest expense in the Consolidated Statements of Operations over the estimated average life of the borrowings. Amortization expense for the years ended September 30, 2017, 2016 and 2015 was $3,289, $4,184 and $4,506, respectively.
Deferred offering costs:   Deferred offering costs consist of fees paid in relation to legal, accounting, regulatory and printing work completed in preparation of equity offerings. Deferred offering costs are charged against the proceeds from equity offerings when received. As of September 30, 2017 and 2016, deferred offering costs, which are included in other assets on the Consolidated Statements of Financial Condition, were $111 and $145, respectively.
Accounting for derivative instruments:   The Company does not utilize hedge accounting and marks its derivatives, if any, to market through a net change in unrealized appreciation (depreciation) on derivative instruments in the Consolidated Statements of Operations.
Recent accounting pronouncements:   In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash Restricted Cash, a consensus of the FASB Emerging Issues Task Force, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for annual reporting periods, and the interim periods within those periods, beginning after December 15, 2017 and early adoption is permitted. The Company has elected to adopt the ASU which did not have a material impact on the Company’s consolidated financial statements. Prior to adoption, the Company presented the change in restricted cash and cash equivalents separately as a cash flow from investing activity. Upon adoption, the Company included the restricted cash and cash equivalents in each of the balances of the cash, cash equivalents and restricted cash and cash equivalents at the beginning of and end of periods and included the change in restricted cash and cash equivalents as part of the net change in cash, cash equivalents, and restricted cash and cash equivalents in the Consolidated Statements of Cash Flows and retrospectively restated the years ended September 30, 2016 and 2015.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions
Investment Advisory Agreement:   Under the Investment Advisory Agreement, the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, GBDC. The Board most recently reapproved the Investment Advisory Agreement in May 2017. The Investment Adviser is a registered investment adviser with the Securities and Exchange Commission (the “SEC”). The Investment Adviser receives fees for providing services, consisting of two components, a base management fee and an Incentive Fee (as defined below).
The base management fee is calculated at an annual rate equal to 1.375% of average adjusted gross assets at the end of the two most recently completed calendar quarters (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and is payable quarterly in arrears. Additionally, the Investment Adviser is voluntarily excluding assets funded with secured borrowing proceeds from the base management fee. The base management fee is adjusted, based on the actual number of days elapsed relative to the total number of days in such calendar quarter, for any share issuances or repurchases during such calendar quarter. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase (which is different than the GAAP definition, which defines cash equivalents as U.S. government securities and commercial paper instruments maturing within 90 days of purchase). To the extent that the Investment Adviser or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of the Company, the base management fee will be reduced by an amount equal to the product of  (1) the total fees paid to the Investment Adviser by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by the Company.
The Company has structured the calculation of the Incentive Fee to include a fee limitation such that an Incentive Fee for any quarter can only be paid to the Investment Adviser if, after such payment, the cumulative Incentive Fees paid to the Investment Adviser since April 13, 2010, the effective date of the Company’s election to become a BDC, would be less than or equal to 20.0% of the Company’s Cumulative Pre-Incentive Fee Net Income (as defined below).
The Company accomplishes this limitation by subjecting each quarterly Incentive Fee payable under the Income and Capital Gain Incentive Fee Calculation (as defined below) to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative Incentive Fees of any kind paid to the Investment Adviser by GBDC since April 13, 2010. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no Incentive Fee would be payable in that quarter. If, for any relevant period, the Incentive Fee Cap calculation results in the Company paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by GBDC and will not be received by the Investment Adviser as an Incentive Fee either at the end of such relevant period or at the end of any future period. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010.
“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions – (continued)

quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and the Administration Agreement, any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, accrued income that the Company has not yet received in cash.
Incentive Fees are calculated and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date).
The income and capital gains incentive fee calculation (the “Income and Capital Gain Incentive Fee Calculation”) has two parts, the income component (the “Income Incentive Fee”) and the capital gains component (the “Capital Gain Incentive Fee” and, together with the Income Incentive Fee, the “Incentive Fee”). The Income Incentive Fee is calculated quarterly in arrears based on the Company’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.
For the years ended September 30, 2017, 2016 and 2015, the Income Incentive Fee incurred was $4,741, $6,022 and $7,489, respectively.
Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the Income Incentive Fee, it is possible that an Incentive Fee may be calculated under this formula with respect to a period in which the Company has incurred a loss. For example, if the Company receives Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the Income Incentive Fee will result in a positive value and an Incentive Fee will be paid even if the Company has incurred a loss in such period due to realized and/or unrealized capital losses unless the payment of such Incentive Fee would cause the Company to pay Incentive Fees on a cumulative basis that exceed the Incentive Fee Cap. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less indebtedness and before taking into account any Incentive Fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, the Company may be able to invest funds in debt instruments that provide for a higher return, which would increase Pre-Incentive Fee Net Investment Income and make it easier for the Investment Adviser to surpass the fixed hurdle rate and receive an Incentive Fee based on such net investment income.
The Company’s Pre-Incentive Fee Net Investment Income used to calculate this part of the Incentive Fee is also included in the amount of its total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee annual rate.
The Company calculates the Income Incentive Fee with respect to its Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:
•
Zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;

•
100% of the Company’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. This portion of the Company’s Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) is referred to as the “catch-up”

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions – (continued)

provision. The catch-up is meant to provide the Investment Adviser with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if the Company’s Pre-Incentive Fee Net Investment Income exceeds 2.5% in any calendar quarter; and
•
20.0% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The Capital Gain Incentive Fee equals (a) 20.0% of the Company’s Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), which commenced with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. The Company’s “Capital Gain Incentive Fee Base” equals (1) the sum of  (i) realized capital gains, if any, on a cumulative positive basis from the date the Company elected to become a BDC through the end of each calendar year, (ii) all realized capital losses on a cumulative basis and (iii) all unrealized capital depreciation on a cumulative basis less (2) all unamortized deferred financing costs, if and to the extent such costs exceed all unrealized capital appreciation on a cumulative basis.
•
The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Company’s portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

•
The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

•
The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company’s portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The Capital Gain Incentive Fee payable as calculated under the Investment Advisory Agreement (as described above) for each of the years ended September 30, 2017, 2016 and 2015 was $388, $0, and $0. However, in accordance with GAAP, the Company is required to include the aggregate unrealized capital appreciation on investments in the calculation and accrue a capital gain incentive fee on a quarterly basis as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. If the Capital Gain Incentive Fee Base, adjusted as required by GAAP to include unrealized appreciation, is positive at the end of a period, then GAAP requires the Company to accrue a capital gain incentive fee equal to 20% of such amount, less the aggregate amount of the actual Capital Gain Incentive Fees paid and capital gain incentive fees accrued under GAAP in all prior periods. If such amount is negative, then there is no accrual for such period. The resulting accrual under GAAP in a given period may result in additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. There can be no assurance that such unrealized capital appreciation will be realized in the future. From inception through September 30, 2017, the Company has not made any Capital Gain Incentive Fee payments. For the years ended September 30, 2017, 2016 and 2015, the Company accrued a capital gain incentive fee under GAAP of  $2,819, $1,244 and $2,737, respectively, which accruals are included in incentive fee in the Consolidated Statements of Operations.
As of September 30, 2017 and September 30, 2016, included in management and incentive fees payable on the Consolidated Statements of Financial Condition were $6,896 and $4,077, respectively, for accruals for capital gain incentive fees under GAAP.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions – (continued)

The sum of the Income Incentive Fee and the Capital Gain Incentive Fee is the “Incentive Fee.”
Administration Agreement:   Under the Administration Agreement, the Administrator furnishes the Company with office facilities and equipment, provides the Company with clerical, bookkeeping and record keeping services at such facilities and provides the Company with other administrative services as the Administrator, subject to review by the Board, determines necessary to conduct the Company’s day-to-day operations. GBDC reimburses the Administrator the allocable portion subject to the review and approval of the Board of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, fees and expenses associated with performing compliance functions and GBDC’s allocable portion of the cost of its chief financial officer and chief compliance officer and their respective staffs. The Board reviews such expenses to determine that these expenses are reasonable and comparable to administrative services charged by unaffiliated third party asset managers. Under the Administration Agreement, the Administrator also provides, on the Company’s behalf, managerial assistance to those portfolio companies to which the Company is required to provide such assistance and will be paid an additional amount based on the cost of the services provided, which amount shall not exceed the amount the Company receives from such portfolio companies.
Included in accounts payable and accrued expenses is $620 and $566 as of September 30, 2017 and 2016, respectively, for accrued allocated shared services under the Administration Agreement.
Other related party transactions:   The Administrator pays for certain unaffiliated third-party expenses incurred by the Company. Such expenses include postage, printing, office supplies, rating agency fees and professional fees. These expenses are not marked-up and represent the same amount the Company would have paid had the Company paid the expenses directly. These expenses are subsequently reimbursed in cash.
Total expenses reimbursed to the Administrator during the years ended September 30, 2017, 2016 and 2015 were $2,255, $2,438 and $960, respectively.
As of September 30, 2017 and 2016, included in accounts payable and accrued expenses were $799 and $582, respectively, for accrued expenses paid on behalf of the Company by the Administrator.
During the years ended September 30, 2017, 2016 and 2015 the Company sold $119,982, $157,795 and $288,971, respectively, of investments and unfunded commitments to SLF at fair value and recognized $776, $1,124 and $2,083, respectively, of net realized gains.
On June 22, 2016, the Company entered into an unsecured revolving credit facility with the Investment Adviser (the “Adviser Revolver”), with a maximum credit limit of  $20,000 and expiration date of June 22, 2019. Refer to Note 6 for discussion of the Adviser Revolver.
For the years ended September 30, 2017, 2016 and 2015, SLF incurred an administrative service fee of $477, $457 and $249, respectively, to reimburse the Administrator for expenses pursuant to an administrative and loan services agreement by and between SLF and the Administrator.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments
Investments as of September 30, 2017 and 2016 consisted of the following:
	As of September 30, 2017			As of September 30, 2016
	Principal	Amortized Cost	Fair Value	Principal	Amortized Cost	Fair Value
Senior secured	$197,734	$195,790	$195,029	$164,818	$162,969	$162,849
One stop	1,348,625	1,331,008	1,334,084	1,321,494	1,303,056	1,304,467
Second lien	9,434	9,306	9,434	27,909	27,579	27,909
Subordinated debt	59	59	59	1,750	1,750	1,427
Subordinated notes in SLF(1)(2)	—	—	—	77,301	77,301	77,301
LLC equity interests in SLF(1)(2)	N/A	97,457	95,015	N/A	31,339	26,927
Equity	N/A	37,619	51,394	N/A	46,179	59,732
Total	$1,555,852	$1,671,239	$1,685,015	$1,593,272	$1,650,173	$1,660,612

(1)
On December 30, 2016, SLF issued a capital call in an aggregate amount of  $89,930 the proceeds of which were used to redeem in full the outstanding balance on the subordinated notes previously issued by SLF and terminate all remaining subordinated note commitments.

(2)
SLF’s proceeds from the subordinated notes and LLC equity interests invested in SLF were utilized by SLF to invest in senior secured loans.

The following tables show the portfolio composition by geographic region at amortized cost and fair value as a percentage of total investments in portfolio companies. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business.
	As of September 30, 2017		As of September 30, 2016
Amortized Cost:
United States
Mid-Atlantic	$341,612	20.4%	$411,509	24.9%
Midwest	405,901	24.3	353,117	21.4
West	266,546	16.0	289,208	17.5
Southeast	354,663	21.2	364,203	22.1
Southwest	153,520	9.2	117,168	7.1
Northeast	134,164	8.0	100,056	6.1
Canada	14,833	0.9	14,912	0.9
Total	$1,671,239	100.0%	$1,650,173	100.0%
Fair Value:
United States
Mid-Atlantic	$339,358	20.1%	$403,536	24.3%
Midwest	406,694	24.1	357,059	21.5
West	270,185	16.0	288,047	17.3
Southeast	356,846	21.2	368,450	22.2
Southwest	152,312	9.1	119,641	7.2
Northeast	144,468	8.6	108,866	6.6
Canada	15,152	0.9	15,013	0.9
Total	$1,685,015	100.0%	$1,660,612	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

The industry compositions of the portfolio at amortized cost and fair value as of September 30, 2017 and 2016 were as follows:
	As of September 30, 2017		As of September 30, 2016
Amortized Cost:
Aerospace and Defense	$59,296	3.6%	$64,220	3.9%
Automobile	16,507	1.0	25,293	1.5
Banking	17,144	1.0	17,447	1.1
Beverage, Food and Tobacco	105,466	6.3	141,879	8.6
Broadcasting and Entertainment	1,458	0.1	1,471	0.1
Buildings and Real Estate	66,317	4.0	24,386	1.5
Chemicals, Plastics and Rubber	2,407	0.1	73	0.0*
Containers, Packaging and Glass	—	—	3,477	0.2
Diversified/Conglomerate Manufacturing	98,121	5.9	84,255	5.1
Diversified/Conglomerate Service	287,765	17.2	270,691	16.4
Ecological	18,081	1.1	15,343	0.9
Electronics	84,454	5.1	144,560	8.8
Grocery	15,876	0.9	17,051	1.0
Healthcare, Education and Childcare	336,386	20.1	322,793	19.6
Home and Office Furnishings, Housewares, and Durable Consumer	16,906	1.0	17,796	1.1
Hotels, Motels, Inns, and Gaming	9,889	0.6	804	0.0*
Insurance	34,225	2.1	32,652	2.0
Investment Funds and Vehicles	97,457	5.8	108,640	6.6
Leisure, Amusement, Motion Pictures, Entertainment	76,717	4.6	56,004	3.4
Mining, Steel, Iron and Non-Precious Metals	4,806	0.3	4,562	0.3
Oil and Gas	6,362	0.4	2,287	0.1
Personal and Non Durable Consumer Products (Mfg. Only)	68,871	4.1	37,531	2.3
Personal, Food and Miscellaneous Services	73,718	4.4	64,790	3.9
Printing and Publishing	10,567	0.6	46,049	2.8
Retail Stores	135,892	8.1	130,991	7.9
Telecommunications	8,504	0.5	2,170	0.1
Textiles and Leather	2,209	0.1	2,015	0.1
Utilities	15,838	1.0	10,943	0.7
Total	$1,671,239	100.0%	$1,650,173	100.0%

*
Represents an amount less than 0.1%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

	As of September 30, 2017		As of September 30, 2016
Fair Value:
Aerospace and Defense	$56,458	3.4%	$59,120	3.6%
Automobile	16,677	1.0	25,911	1.6
Banking	17,182	1.0	17,529	1.1
Beverage, Food and Tobacco	107,582	6.4	145,658	8.8
Broadcasting and Entertainment	1,469	0.1	1,483	0.1
Buildings and Real Estate	67,376	4.0	24,852	1.5
Chemicals, Plastics and Rubber	2,460	0.1	75	0.0*
Containers, Packaging and Glass	—	—	3,489	0.2
Diversified/Conglomerate Manufacturing	98,664	5.9	84,306	5.1
Diversified/Conglomerate Service	293,632	17.4	274,198	16.5
Ecological	18,536	1.1	15,618	0.9
Electronics	85,381	5.1	146,319	8.8
Grocery	16,603	1.0	17,862	1.1
Healthcare, Education and Childcare	335,880	19.9	327,287	19.7
Home and Office Furnishings, Housewares, and Durable Consumer	14,954	0.9	16,498	1.0
Hotels, Motels, Inns, and Gaming	10,057	0.6	815	0.0*
Insurance	35,082	2.1	33,303	2.0
Investment Funds and Vehicles	95,015	5.6	104,228	6.3
Leisure, Amusement, Motion Pictures, Entertainment	76,954	4.5	51,397	3.1
Mining, Steel, Iron and Non-Precious Metals	3,707	0.2	3,914	0.2
Oil and Gas	6,351	0.4	2,305	0.1
Personal and Non Durable Consumer Products (Mfg. Only)	70,192	4.2	37,895	2.3
Personal, Food and Miscellaneous Services	72,517	4.3	66,198	4.0
Printing and Publishing	10,805	0.6	46,814	2.8
Retail Stores	144,336	8.6	137,940	8.3
Telecommunications	8,598	0.5	2,111	0.1
Textiles and Leather	2,247	0.1	2,061	0.1
Utilities	16,300	1.0	11,426	0.7
Total	$1,685,015	100.0%	$1,660,612	100.0%

*
Represents an amount less than 0.1%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

Senior Loan Fund LLC:
The Company co-invests with RGA Reinsurance Company (“RGA”) in senior secured loans through SLF, an unconsolidated Delaware LLC. SLF is capitalized as transactions are completed and all portfolio and investment decisions in respect of SLF must be approved by the SLF investment committee consisting of two representatives of each of the Company and RGA (with unanimous approval required from (i) one representative of each of the Company and RGA or (ii) both representatives of each of the Company and RGA). SLF may cease making new investments upon notification of either member but operations will continue until all investments have been sold or paid-off in the normal course of business. Investments held by SLF are measured at fair value using the same valuation methodologies as described in Note 5.
As of September 30, 2017, SLF is capitalized by LLC equity interest subscriptions from its members. On December 14, 2016, the SLF investment committee approved the recapitalization of the commitments of SLF’s members. On December 30, 2016, SLF’s members entered into additional LLC equity interest subscriptions totaling $160,000, SLF issued capital calls totaling $89,930 to the Company and RGA and the subordinated notes previously issued by SLF were redeemed and terminated.
As of September 30, 2017 and 2016, the Company and RGA owned 87.5% and 12.5%, respectively, of the LLC equity interests of SLF. SLF’s profits and losses are allocated to the Company and RGA in accordance with their respective ownership interests. As of September 30, 2016, the Company and RGA owned 87.5% and 12.5%, respectively, of the outstanding subordinated notes issued by SLF.
Additionally, SLF has entered into a senior secured revolving credit facility (as amended, the “SLF Credit Facility”) with Wells Fargo Bank, N.A., through its wholly-owned subsidiary Senior Loan Fund II LLC (“SLF II”), which as of September 30, 2017, allowed SLF II to borrow up to $300,000 at any one time outstanding, subject to leverage and borrowing base restrictions.
As of September 30, 2017 and 2016, SLF had the following commitments from its members (in the aggregate):
	As of September 30, 2017		As of September 30, 2016
	Committed	Funded(1)	Committed	Funded(1)(2)
Subordinated note commitments	$—	$—	$160,000	$88,344
LLC equity commitments	200,000	111,380	40,000	35,816
Total	$200,000	$111,380	$200,000	$124,160

(1)
Funded LLC equity commitments are presented net of return of capital distributions subject to recall.

(2)
Funded subordinated note commitments as of September 30, 2016 are presented net of repayments subject to recall. The subordinated note commitments were terminated as of December 30, 2016.

As of September 30, 2017 and 2016, SLF had total assets at fair value of  $306,235 and $332,786, respectively. As of September 30, 2017, SLF had one portfolio company investment on non-accrual status and the total fair value of non-accrual loans was $329. As of September 30, 2016, SLF had one portfolio company investment on non-accrual status and the total fair value of non-accrual loans was $6,686. The portfolio companies in SLF are in industries and geographies similar to those in which the Company may invest directly. Additionally, as of September 30, 2017 and 2016, SLF had commitments to fund various undrawn revolvers and delayed draw investments to its portfolio companies totaling $13,318 and $24,104, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

Below is a summary of SLF’s portfolio, followed by a listing of the individual investments in SLF’s portfolio as of September 30, 2017 and 2016:
	As of September 30,
	2017	2016
Senior secured loans(1)	$301,583	$331,473
Weighted average current interest rate on senior secured loans(2)	6.4%	6.0%
Number of borrowers in SLF	50	62
Largest portfolio company investments(1)	$13,820	$13,050
Total of five largest portfolio company investments(1)	$61,187	$61,118

(1)
At principal amount.

(2)
Computed as the (a) annual stated interest rate on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

SLF Investment Portfolio as of September 30, 2017
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	6.1%	$2,094	$2,105
1A Smart Start LLC	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	5.8	928	928
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	6,805	5,784
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	466	396
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	6.0	3,184	3,184
Arise Virtual Solutions, Inc.(4)	Telecommunications	Senior loan	12/2018	7.3	9,856	9,856
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	5.8	10,073	10,073
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	6.1	4,851	4,845
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.6	8,590	8,418
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.6	4,328	4,242
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	2,442	2,442
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	1,227	1,227
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	59	59
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.8	41	41
Curo Health Services LLC(4)	Healthcare, Education and Childcare	Senior loan	02/2022	5.3	5,850	5,867
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	4,401	4,401
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.6	428	428
EAG, INC. (Evans Analytical Group)	Diversified/Conglomerate Service	Senior loan	07/2018	5.5	1,964	1,964
Encore GC Acquisition, LLC	Healthcare, Education and Childcare	Senior loan	01/2020	6.8	4,725	4,725

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.1%	$6,029	$6,029
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	7.1	1,686	1,686
Flexan, LLC(4)	Chemicals, Plastics and Rubber	Senior loan	02/2020	8.8	47	47
Gamma Technologies, LLC(4)	Electronics	Senior loan	06/2021	6.0	10,264	10,264
Harvey Tool Company, LLC	Diversified/Conglomerate Manufacturing	Senior loan	03/2020	6.1	3,064	3,064
III US Holdings, LLC	Diversified/Conglomerate Service	Senior loan	09/2022	7.9	5,044	5,044
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.3	2,293	2,293
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	102	102
Jensen Hughes, Inc.	Buildings and Real Estate	Senior loan	12/2021	6.4	64	64
Joerns Healthcare, LLC(4)	Healthcare, Education and Childcare	Senior loan	05/2020	7.8	8,745	8,202
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	6,762	6,762
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	2,226	2,226
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.7	822	822
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	6.0	2,164	2,164
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	6.0	1,492	1,492
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.2	1,977	1,977
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.2	596	596
Park Place Technologies LLC(4)	Electronics	Senior loan	06/2022	6.3	5,341	5,287
Pasternack Enterprises, Inc. and Fairview Microwave, Inc	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.2	5,372	5,372
Payless ShoeSource, Inc.	Retail Stores	Senior loan	08/2022	10.3	768	757
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.2	4,560	4,469
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.7	83	81
Polk Acquisition Corp.	Automobile	Senior loan	06/2022	6.2	53	52
PowerPlan Holdings, Inc.(4)	Utilities	Senior loan	02/2022	6.5	11,365	11,365
Premise Health Holding Corp.(4)	Healthcare, Education and Childcare	Senior loan	06/2020	5.8	11,772	11,772
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.7	9,738	9,738
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.9	597	597
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.2	5,217	5,217
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	7,793	7,793
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	595	595
Radiology Partners, Inc.(4)	Healthcare, Education and Childcare	Senior loan	09/2020	7.1	505	505
Reliant Pro ReHab, LLC(4)	Healthcare, Education and Childcare	Senior loan	12/2017	6.3	3,240	3,240
RSC Acquisition, Inc.(4)	Insurance	Senior loan	11/2022	6.6	3,864	3,864
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.1	15	15
Rubio’s Restaurants, Inc.(4)	Beverage, Food and Tobacco	Senior loan	11/2018	6.1	4,992	4,992
Rug Doctor LLC	Personal and Non Durable Consumer Products (Mfg. Only)	Senior loan	06/2018	6.6	5,792	5,792
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.0	4,782	4,686
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.8	70	69

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2017 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)/ Shares(2)	Fair Value(3)
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	7.0%	$50	$49
Sage Dental Management, LLC	Healthcare, Education and Childcare	Senior loan	10/2019	8.8	34	33
Saldon Holdings, Inc.(4)	Diversified/Conglomerate Service	Senior loan	09/2022	5.8	2,521	2,490
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	6.0	3,684	3,684
SEI, Inc.	Electronics	Senior loan	07/2021	6.0	13,820	13,820
Self Esteem Brands, LLC(4)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	6.0	11,313	11,313
Severin Acquisition, LLC(4)	Diversified/Conglomerate Service	Senior loan	07/2021	6.1	4,832	4,830
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.0	5,290	5,265
Severin Acquisition, LLC	Diversified/Conglomerate Service	Senior loan	07/2021	6.2	668	670
Severin Acquisition, LLC(5)	Diversified/Conglomerate Service	Senior loan	07/2021	N/A(6)	—	(1)
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	867	754
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	60
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	68	59
Smashburger Finance LLC(5)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(6)	—	(15)

Stomatcare DSO, LLC(7)	Healthcare, Education and Childcare	Senior loan	05/2022	6.2% PIK	625	329
Tate’s Bake Shop, Inc.(4)	Beverage, Food and Tobacco	Senior loan	08/2019	6.3	2,926	2,926
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	5.5	4,553	4,553
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	3,567	3,567
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	687	687
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.0	514	514
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	6.1	252	252
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2021	6.6	7,393	7,393
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	5.8	22	21
W3 Co.	Oil and Gas	Senior loan	03/2022	7.2	1,266	1,269
WHCG Management, LLC(4)	Healthcare, Education and Childcare	Senior loan	03/2023	6.1	7,980	7,980
WIRB-Copernicus Group, Inc.	Healthcare, Education and Childcare	Senior loan	08/2022	6.3	5,666	5,666
Young Innovations, Inc.(4)	Healthcare, Education and Childcare	Senior loan	01/2019	6.3	10,369	10,369
Young Innovations, Inc.(4)	Healthcare, Education and Childcare	Senior loan	01/2019	6.3	209	209
Total senior loan investments					$301,583	$298,941
Payless ShoeSource, Inc.(8)(9)	Retail Stores	LLC interest	N/A	N/A	35	$843
W3 Co.(8)(9)	Oil and Gas	LLC units	N/A	N/A	3	1,146
Total equity investments						$1,989
Total investments					$301,583	$300,930

(1)
Represents the weighted average annual current interest rate as of September 30, 2017.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

(2)
The total principal amount is presented for debt investments while the number of shares or units owned is presented for equity investments.

(3)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in the Board’s valuation process described elsewhere herein.

(4)
The Company also holds a portion of the first lien senior secured loan in this portfolio company.

(5)
The negative fair value is the result of the unfunded commitment being valued below par.

(6)
The entire commitment was unfunded at September 30, 2017. As such, no interest is being earned on this investment. The investment may be subject to an unused facility fee.

(7)
Loan was on non-accrual status as of September 30, 2017, meaning that SLF has ceased recognizing interest income on the loan.

(8)
Equity investment received as a result of the portfolio company’s debt restructuring.

(9)
Non-income producing.

SLF Investment Portfolio as of September 30, 2016
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(2)
1A Smart Start LLC(3)	Home and Office Furnishings, Housewares, and Durable Consumer	Senior loan	02/2022	5.8%	$2,116	$2,111
ACTIVE Network, Inc.	Electronics	Senior loan	11/2020	5.5	1,945	1,938
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	6,805	6,601
Advanced Pain Management Holdings, Inc.	Healthcare, Education and Childcare	Senior loan	02/2018	6.3	466	452
Advanced Pain Management Holdings, Inc.(4)	Healthcare, Education and Childcare	Senior loan	02/2018	N/A(5)	—	(35)
Aimbridge Hospitality, LLC(3)	Hotels, Motels, Inns, and Gaming	Senior loan	10/2018	5.8	5,037	5,037
American Seafoods Group LLC	Beverage, Food and Tobacco	Senior loan	08/2021	6.0	4,818	4,806
Argon Medical Devices, Inc.	Healthcare, Education and Childcare	Senior loan	12/2021	5.8	3,895	3,895
Arise Virtual Solutions, Inc.(3)	Telecommunications	Senior loan	12/2018	7.8	10,804	10,264
Arise Virtual Solutions, Inc.(3)(4)	Telecommunications	Senior loan	12/2018	N/A(5)	—	(28)
Atkins Nutritionals, Inc.(3)	Beverage, Food and Tobacco	Senior loan	01/2019	6.3	5,664	5,664
BMC Software, Inc.	Electronics	Senior loan	09/2020	5.0	1,876	1,813
Boot Barn, Inc.	Retail Stores	Senior loan	06/2021	5.5	10,667	10,667
Brandmuscle, Inc.	Printing and Publishing	Senior loan	12/2021	5.8	4,948	4,938
C.B. Fleet Company, Incorporated	Personal and Non Durable Consumer Products	Senior loan	12/2021	5.8	7,613	7,613
Checkers Drive-In Restaurants, Inc.	Beverage, Food and Tobacco	Senior loan	01/2022	6.5	4,460	4,427
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.3%	8,677	8,677
CLP Healthcare Services, Inc.	Healthcare, Education and Childcare	Senior loan	12/2020	6.3	4,373	4,373
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.5	2,466	2,454
Community Veterinary Partners, LLC	Personal, Food and Miscellaneous Services	Senior loan	10/2021	6.5	1,240	1,234
CPI Buyer, LLC (Cole-Parmer)(3)	Healthcare, Education and Childcare	Senior loan	08/2021	5.5	5,805	5,776

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2016 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(2)
Curo Health Services LLC(3)	Healthcare, Education and Childcare	Senior loan	02/2022	6.5%	$5,910	$5,928
DentMall MSO, LLC(6)	Retail Stores	Senior loan	07/2019	6.0	10,147	6,088
DentMall MSO, LLC(6)	Retail Stores	Senior loan	07/2019	6.0	1,000	598
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	4,568	4,431
DISA Holdings Acquisition Subsidiary Corp.	Diversified/Conglomerate Service	Senior loan	12/2020	5.5	255	224
EAG, INC. (Evans Analytical Group)	Diversified/Conglomerate Service	Senior loan	07/2017	5.0	2,113	2,113
Encore GC Acquisition, LLC(3)	Healthcare, Education and Childcare	Senior loan	01/2020	6.3	4,773	4,773
Encore GC Acquisition, LLC(3)	Healthcare, Education and Childcare	Senior loan	01/2020	7.8	164	164
Express Oil Change, LLC(3)	Retail Stores	Senior loan	12/2017	6.0	4,841	4,841
Extreme Reach Inc.	Broadcasting and Entertainment	Senior loan	02/2020	7.3	1,976	1,998
Federal-Mogul Corporation	Automobile	Senior loan	04/2021	4.8	3,920	3,799
Flexan, LLC	Chemicals, Plastics and Rubber	Senior loan	02/2020	6.3	6,090	6,090
Harvey Tool Company, LLC(3)	Diversified/Conglomerate Manufacturing	Senior loan	03/2020	6.0	3,108	3,108
Jensen Hughes, Inc.	Diversified/Conglomerate Service	Senior loan	12/2021	6.3	2,342	2,342
Jensen Hughes, Inc.	Diversified/Conglomerate Service	Senior loan	12/2021	6.0	104	104
Jensen Hughes, Inc.	Diversified/Conglomerate Service	Senior loan	12/2021	6.2	65	65
Joerns Healthcare, LLC(3)	Healthcare, Education and Childcare	Senior loan	05/2020	6.0	9,598	9,118
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.5	6,834	6,834
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.5	1,061	1,061
Julio & Sons Company	Beverage, Food and Tobacco	Senior loan	12/2018	6.5	596	596
K&N Engineering, Inc.(3)	Automobile	Senior loan	07/2019	6.8	3,781	3,781
K&N Engineering, Inc.(3)	Automobile	Senior loan	07/2019	5.3	179	179
Loar Group Inc.	Aerospace and Defense	Senior loan	01/2022	5.8	2,233	2,233
Mediaocean LLC(3)	Diversified/Conglomerate Service	Senior loan	08/2022	5.8	3,137	3,137
Northwestern Management Services, LLC(3)	Healthcare, Education and Childcare	Senior loan	10/2019	6.5	4,288	4,224
Northwestern Management Services, LLC(3)	Healthcare, Education and Childcare	Senior loan	10/2019	6.5	470	463
Northwestern Management Services, LLC(3)	Healthcare, Education and Childcare	Senior loan	10/2019	7.5	1	1
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.5	1,998	1,958
Paradigm DKD Group, LLC	Buildings and Real Estate	Senior loan	11/2018	6.7	180	166
Pasternack Enterprises, Inc. and Fairview Microwave, Inc(3)	Diversified/Conglomerate Manufacturing	Senior loan	05/2022	6.0	1,640	1,623
Payless ShoeSource, Inc.	Retail Stores	Senior loan	03/2021	5.0	1,955	1,163
Pentec Acquisition Sub, Inc.	Healthcare, Education and Childcare	Senior loan	05/2018	6.3	1,419	1,419
PetVet Care Centers LLC(3)	Personal, Food and Miscellaneous Services	Senior loan	12/2020	5.8	5,895	5,895
PetVet Care Centers LLC(3)	Personal, Food and Miscellaneous Services	Senior loan	12/2020	5.8	1,219	1,219
PowerPlan Holdings, Inc.(3)	Utilities	Senior loan	02/2022	5.8	11,994	11,994

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2016 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(2)
PPT Management, LLC	Healthcare, Education and Childcare	Senior loan	04/2020	6.0%	$13,026	$13,026
PPT Management, LLC	Healthcare, Education and Childcare	Senior loan	04/2020	6.0	10	10
Premise Health Holding Corp.(3)	Healthcare, Education and Childcare	Senior loan	06/2020	5.5	11,891	11,891
Pyramid Healthcare, Inc.(3)	Healthcare, Education and Childcare	Senior loan	08/2019	6.8	8,354	8,354
Pyramid Healthcare, Inc.	Healthcare, Education and Childcare	Senior loan	08/2019	7.8	373	373
R.G. Barry Corporation	Personal, Food and Miscellaneous Services	Senior loan	09/2019	6.0	5,880	5,821
Radiology Partners, Inc.(3)	Healthcare, Education and Childcare	Senior loan	09/2020	6.5	7,072	7,001
Radiology Partners, Inc.(3)	Healthcare, Education and Childcare	Senior loan	09/2020	6.5	801	792
Radiology Partners, Inc.(3)	Healthcare, Education and Childcare	Senior loan	09/2020	6.5	510	505
Radiology Partners, Inc.(3)(4)	Healthcare, Education and Childcare	Senior loan	09/2020	N/A(5)	—	(6)
Radiology Partners, Inc.(3)(4)	Healthcare, Education and Childcare	Senior loan	09/2020	N/A(5)	—	(3)
Reliant Pro ReHab, LLC(3)	Healthcare, Education and Childcare	Senior loan	12/2017	6.0	3,337	3,337
RSC Acquisition, Inc.(3)	Insurance	Senior loan	11/2022	6.3	3,732	3,732
RSC Acquisition, Inc.(3)	Insurance	Senior loan	11/2022	6.3	172	172
RSC Acquisition, Inc.	Insurance	Senior loan	11/2020	6.8	33	33
Rubio’s Restaurants, Inc.(3)	Beverage, Food and Tobacco	Senior loan	11/2018	6.0	5,044	5,044
Rug Doctor LLC	Personal and Non Durable Consumer Products	Senior loan	06/2018	6.3	7,780	7,780
Saldon Holdings, Inc.	Diversified/Conglomerate Service	Senior loan	09/2021	5.5	2,718	2,718
Sarnova HC, LLC	Healthcare, Education and Childcare	Senior loan	01/2022	5.8	3,722	3,722
SEI, Inc.	Electronics	Senior loan	07/2021	5.8	8,711	8,711
Self Esteem Brands, LLC(3)	Leisure, Amusement, Motion Pictures, Entertainment	Senior loan	02/2020	5.0	6,342	6,342
Severin Acquisition, LLC(3)	Diversified/Conglomerate Service	Senior loan	07/2021	5.9	4,882	4,858
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	951	932
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	74
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	73
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	73
Smashburger Finance LLC	Beverage, Food and Tobacco	Senior loan	05/2018	6.8	75	73
Smashburger Finance LLC(4)	Beverage, Food and Tobacco	Senior loan	05/2018	N/A(5)	—	(2)
Systems Maintenance Services Holding, Inc.(3)	Electronics	Senior loan	10/2019	5.0	2,396	2,396
Tate’s Bake Shop, Inc.(3)	Beverage, Food and Tobacco	Senior loan	08/2019	6.0	2,955	2,955
Teasdale Quality Foods, Inc.	Grocery	Senior loan	10/2020	5.3	4,582	4,566
Transaction Data Systems, Inc.(3)	Diversified/Conglomerate Service	Senior loan	06/2021	6.3	5,260	5,260
Transaction Data Systems, Inc.	Diversified/Conglomerate Service	Senior loan	06/2020	5.5	9	8
W3 Co.	Oil and Gas	Senior loan	03/2020	5.8	2,924	2,295
Worldwide Express Operations, LLC	Cargo Transport	Senior loan	07/2019	6.0	4,869	4,869
Worldwide Express Operations, LLC	Cargo Transport	Senior loan	07/2019	6.0	100	100
Young Innovations, Inc.(3)	Healthcare, Education and Childcare	Senior loan	01/2019	5.3	3,804	3,818

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

SLF Investment Portfolio as of September 30, 2016 – (continued)
Portfolio Company	Business Description	Security Type	Maturity Date	Current Interest Rate(1)	Principal ($)	Fair Value(2)
Young Innovations, Inc.(3)	Healthcare, Education and Childcare	Senior loan	01/2018	6.8%	$122	$118
Zest Holdings, LLC	Healthcare, Education and Childcare	Senior loan	08/2020	5.8	5,282	5,282
					$331,473	$323,510

(1)
Represents the weighted average annual current interest rate as of September 30, 2016. All interest rates are payable in cash.

(2)
Represents the fair value in accordance with ASC Topic 820. The determination of such fair value is not included in the Board’s valuation process described elsewhere herein.

(3)
The Company also holds a portion of the first lien senior secured loan in this portfolio company.

(4)
The negative fair value is the result of the unfunded commitment being valued below par.

(5)
The entire commitment was unfunded at September 30, 2016. As such, no interest is being earned on this investment.

(6)
Loan was on non-accrual status as of September 30, 2016, meaning that SLF has ceased recognizing interest income on the loan.

As of September 30, 2017, the Company has committed to fund $175,000 of LLC equity interest subscriptions to SLF. As of September 30, 2017 and 2016, $97,457 and $31,339, respectively, of the Company’s LLC equity interest subscriptions to SLF had been called and contributed, net of return of capital distributions subject to recall. For the years ended September 30, 2017 and 2016, the Company received $4,929 and $4,099, respectively, in dividend income from the SLF LLC equity interests.
As of September 30, 2016, the amortized cost, net of principal repayments that were subject to recall, and fair value of the subordinated notes held by the Company was $77,301 and $77,301, respectively. As of September 30, 2016, the subordinated notes paid a weighted average interest rate of three-month LIBOR plus 8.0%. For the years ended September 30, 2017 and 2016, the Company earned interest income on the subordinated notes of  $1,639 and $6,939, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments – (continued)

See below for certain summarized financial information for SLF as of and for the years ended September 30, 2017 and 2016:
	As of September 30,
	2017	2016
Selected Balance Sheet Information:
Investments, at fair value	$300,930	$323,510
Cash and other assets	5,305	7,281
Receivable from investments sold	—	1,995
Total assets	$306,235	$332,786
Senior credit facility	$197,700	$214,050
Unamortized debt issuance costs	(712)	(949)
Other liabilities	658	567
Total liabilities	197,646	213,668
Subordinated notes and members’ equity	108,589	119,118
Total liabilities and members’ equity	$306,235	$332,786

	Years ended September 30,
	2017	2016
Selected Statement of Operations Information:
Interest income	$21,455	$22,016
Fee income	5	84
Total investment income	21,460	22,100
Interest and other debt financing expense	10,236	15,715
Administrative service fee	477	457
Other expenses	131	151
Total expenses	10,844	16,323
Net investment income	10,616	5,777
Net realized gain (loss) on investments	(7,379)	(479)
Net change in unrealized appreciation (depreciation) on investments and subordinated notes	4,647	(4,685)
Net increase (decrease) in members’ equity	$7,884	$613

Note 5. Fair Value Measurements
The Company follows ASC Topic 820 for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:
Level 1:   Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:   Inputs include quoted prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.
Level 3:   Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or a liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company assesses the levels of assets and liabilities at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among Level 1, 2 and 3 of the fair value hierarchy for assets and liabilities during the years ended September 30, 2017, 2016 and 2015. The following section describes the valuation techniques used by the Company to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.
Investments
Level 1 investments are valued using quoted market prices. Level 2 investments are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 investments are valued at fair value as determined in good faith by the Board, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of the Board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on the number of portfolio companies) of the Company’s valuations of debt and equity investments without readily available market quotations subject to review by an independent valuation firm. All investments as of September 30, 2017 and 2016, with the exception of money market funds included in cash, cash equivalents and restricted cash and cash equivalents (Level 1 investments) and investments measured at fair value using the NAV, were valued using Level 3 inputs.
When determining fair value of Level 3 debt and equity investments, the Company may take into account the following factors, where relevant: the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”). A portfolio company’s EBITDA may include pro forma adjustments for items

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

such as acquisitions, divestitures or expense reductions. The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Company will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Company uses a market interest rate yield analysis to determine fair value.
In addition, for certain debt investments, the Company may base its valuation on indicative bid and ask prices provided by an independent third party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept. The Company generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.
Due to the inherent uncertainty of determining the fair value of Level 3 investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, the Company may realize significantly less than the value at which such investment had previously been recorded.
The Company’s investments are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments are traded.
Secured Borrowings
The Company has elected the fair value option under ASC Topic 825 — Financial Instruments, relating to accounting for debt obligations at their fair value for its secured borrowings which arose due to partial loan sales which did not meet the criteria for sale treatment under ASC Topic 860. The Company reports changes in the fair value of its secured borrowings as a component of the net change in unrealized (appreciation) depreciation on secured borrowings in the consolidated statements of operations. The net gain or loss reflects the difference between the fair value and the principal amount due on maturity.
As of September 30, 2017, there were no secured borrowings outstanding. As of September 30, 2016 all secured borrowings were valued using Level 3 inputs under the fair value hierarchy, and the Company’s approach to determining fair value of Level 3 secured borrowings is consistent with its approach to determining fair value of the Level 3 investments that are associated with these secured borrowings as previously described.
The following tables present fair value measurements of the Company’s investments and secured borrowings and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of September 30, 2017 and 2016:
As of September 30, 2017	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Total
Assets:
Debt investments(1)	$—	$—	$1,538,606	$1,538,606
Equity investments(1)	—	—	51,394	51,394
Money market funds(1)(2)	13,825	—	—	13,825
Investment measured at NAV(3)(4)	—	—	—	95,015
Total assets:	$13,825	$—	$1,590,000	$1,698,840

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

As of September 30, 2016	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Total
Assets:
Debt investments(1)	$—	$—	$1,573,953	$1,573,953
Equity investments(1)	—	—	59,732	59,732
Money market funds(1)(2)	44,281	—	—	44,281
Investment measured at NAV(3)(4)	—	—	—	26,927
Total assets:	$44,281	$—	$1,633,685	$1,704,893
Secured borrowings:	$—	$—	$475	$475

(1)
Refer to the Consolidated Schedules of Investments for further details.

(2)
Included in cash and cash equivalents and restricted cash and cash equivalents on the Consolidated Statements of Financial Condition.

(3)
Certain investments that are measured at fair value using the NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Financial Condition.

(4)
Represents the Company’s investment in LLC equity interests in SLF. The fair value of this investment has been determined using the NAV of the Company’s ownership interest in members’ capital.

The net change in unrealized appreciation (depreciation) for the years ended September 30, 2017, 2016 and 2015 reported within the net change in unrealized appreciation (depreciation) on investments in the Company’s Consolidated Statements of Operations attributable to the Company’s Level 3 assets held at the end of year was $4,846, $2,528 and $10,064, respectively.
The following table presents the changes in investments and secured borrowings measured at fair value using Level 3 inputs for the years ended September 30, 2017 and 2016:
	Year ended September 30, 2017
	Debt Investments	Equity Investments	Total Investments	Secured Borrowings
Fair value, beginning of period	$1,573,953	$59,732	$1,633,685	$475
Net change in unrealized appreciation (depreciation) on investments	1,146	222	1,368	—
Net change in unrealized appreciation (depreciation) on secured borrowings	—	—	—	(3)
Realized gain (loss) on investments	(372)	9,774	9,402	—
Funding of (proceeds from) revolving loans, net	331	—	331	—
Fundings of investments	570,950	4,677	575,627	—
PIK interest	1,839	—	1,839	—
Proceeds from principal payments and sales of portfolio investments	(540,050)	(23,011)	(563,061)	—
Non-cash proceeds from principal payments on subordinated notes investment in SLF	(78,689)	—	(78,689)	—
Repayments on secured borrowings	—	—	—	(475)
Accretion of discounts and amortization of premiums	9,498	—	9,498	3
Fair value, end of period	$1,538,606	$51,394	$1,590,000	$—

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

	Year ended September 30, 2016
	Debt Investments	Equity Investments	Total Investments	Secured Borrowings
Fair value, beginning of period	$1,449,603	$57,808	$1,507,411	$355
Net change in unrealized appreciation (depreciation) on investments	4,274	(2,742)	1,532	—
Realized gain (loss) on investments	(5,529)	11,783	6,254	—
Funding of (proceeds from) revolving loans, net	587	—	587	—
Fundings of investments	630,523	13,420	643,943	155
PIK interest	1,201	—	1,201	—
Proceeds from principal payments and sales of portfolio investments	(515,368)	(20,537)	(535,905)	—
Repayments on secured borrowings	—	—	—	(35)
Accretion of discounts and amortization of premiums	8,662	—	8,662	—
Fair value, end of period	$1,573,953	$59,732	$1,633,685	$475

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments and secured borrowings as of September 30, 2017 and 2016.
Quantitative information about Level 3 Fair Value Measurements
	Fair value as of September 30, 2017	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets:
Senior secured loans(1)(2)	$184,529	Market rate approach	Market interest rate	5.6% – 12.5% (6.9%)
		Market comparable companies	EBITDA multiples	5.0x – 17.5x (11.6x)
	10,560	Market comparable	Broker/dealer bids or quotes	N/A
One stop loans(1)(3)(4)	$1,327,788	Market rate approach	Market interest rate	2.3% – 39.5% (8.1%)
		Market comparable companies	EBITDA multiples	4.0x – 35.0x (12.5x)
			Revenue multiples	2.0x – 7.5x (3.9x)
	3,281	Market comparable	Broker/dealer bids or quotes	N/A
Subordinated debt and second lien loans(1)	$9,493	Market rate approach	Market interest rate	9.3% – 19.5% (9.4%)
		Market comparable companies	EBITDA multiples	10.5x – 11.0x (10.5x)
Equity(5)	$51,394	Market comparable companies	EBITDA multiples(6)	4.0x – 43.3x (12.5x)
			Revenue multiples(6)	2.0x – 5.8x (3.0x)

(1)
The fair value of this asset class was determined using the market rate approach as the investments in this asset class were determined not to be credit impaired using the market comparable companies approach. The unobservable inputs for both valuation techniques have been presented, but the fair value as of September 30, 2017 was determined using the market rate approach.

(2)
Excludes $(60) of non-accrual loans at fair value, which the Company valued on a liquidation basis. The negative fair value is the result of the unfunded commitment being valued below par.

(3)
Excludes $3,015 of non-accrual loans at fair value, which the Company valued on a liquidation basis.

(4)
The Company valued $1,189,176 and $138,612 of one stop loans using EBITDA and revenue multiples, respectively. All one stop loans were also valued using the market rate approach.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

(5)
Excludes $95,015 of LLC equity interests in SLF at fair value, which the Company valued using the NAV.

(6)
The Company valued $47,092 and $4,302 of equity investments using EBITDA and revenue multiples, respectively.

Quantitative information about Level 3 Fair Value Measurements
	Fair value as of September 30, 2016	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets:
Senior secured loans(1)(2)	$148,446	Market rate approach	Market interest rate	4.0% – 10.0% (6.4%)
		Market comparable companies	EBITDA multiples	6.0x – 17.5x (11.5x)
	$14,247	Market comparable	Broker/dealer bids or quotes	N/A
Subordinated Notes of SLF	$77,301	Discounted cash flow analysis	Discount rate	8.2%
One stop loans(1)(3)(4)	$1,299,650	Market rate approach	Market interest rate	4.5% – 23.5% (7.9%)
		Market comparable companies	EBITDA multiples(5)	4.0x – 35.4x (10.6x)
			Revenue multiples(5)	2.0x – 7.5x (3.9x)
	$3,647	Market comparable	Broker/dealer bids or quotes	N/A
Subordinated debt and second lien loans(1)	$29,336	Market rate approach	Market interest rate	9.0% – 29.5% (11.3%)
		Market comparable companies	EBITDA multiples	6.5x – 20.0x (13.1x)
Equity(5)	$59,732	Market comparable companies	EBITDA multiples(6)	4.0x – 16.7x (10.9x)
			Revenue multiples(6)	2.0x – 5.5x (3.2x)
Liabilities:
Secured borrowings(7)	$475	Market rate approach	Market interest rate	7.0%
		Market comparable companies	EBITDA multiples	16.0x

(1)
The fair value of this asset class was determined using the market rate approach as the investments in this asset class were determined not to be credit impaired using the market comparable companies approach. The unobservable inputs for both valuation techniques have been presented, but the fair value as of September 30, 2016 was determined using the market rate approach.

(2)
Excludes $156 of non-accrual loans at fair value, which the Company valued on a liquidation basis.

(3)
Excludes $1,170 of non-accrual loans at fair value, which the Company valued on a liquidation basis.

(4)
The Company valued $1,171,240 and $128,410 of one stop loans using EBITDA and revenue multiples, respectively. All one stop loans were also valued using the market rate approach.

(5)
Excludes $26,927 of LLC equity interests in SLF at fair value, which the Company valued using the NAV.

(6)
The Company valued $55,897 and $3,835 of equity investments using EBITDA and revenue multiples, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements – (continued)

(7)
The fair value of the secured borrowings was determined using the market rate approach as the corresponding investments were determined not to be credit impaired using the market comparable companies approach. The unobservable inputs for both valuation techniques have been presented, but the fair value as of September 30, 2016 was determined using the market rate approach.

The above tables are not intended to be all-inclusive but rather to provide information on significant unobservable inputs and valuation techniques used by the Company.
The significant unobservable inputs used in the fair value measurement of the Company’s debt and equity investments and secured borrowings are EBITDA multiples, revenue multiples and market interest rates. The Company uses EBITDA multiples and, to a lesser extent, revenue multiples on its debt and equity investments and secured borrowings to determine any credit gains or losses. Increases or decreases in either of these inputs in isolation would result in a significantly lower or higher fair value measurement. The Company uses market interest rates for loans to determine if the effective yield on a loan is commensurate with the market yields for that type of loan. If a loan’s effective yield is significantly less than the market yield for a similar loan with a similar credit profile, then the resulting fair value of the loan may be lower.
Other Financial Assets and Liabilities
ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. As a result, with the exception of the line item titled “debt” which is reported at cost, all assets and liabilities approximate fair value on the consolidated statements of financial condition due to their short maturity. Fair value of the Company’s debt is estimated using Level 3 inputs by discounting remaining payments using comparable market rates or market quotes for similar instruments at the measurement date, if available.
The following are the carrying values and fair values of the Company’s debt as of September 30, 2017 and 2016. Fair value is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.
	As of September 30, 2017		As of September 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt	$781,100	$788,762	$864,700	$873,980
Note 6. Borrowings
In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. On September 13, 2011, the Company received exemptive relief from the SEC allowing it to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, the Company’s ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides the Company with increased investment flexibility but also increases its risks related to leverage. As of September 30, 2017, the Company’s asset coverage for borrowed amounts was 285.2% (excluding the SBA debentures).
Debt Securitizations:   On July 16, 2010, the Company completed a $300,000 term debt securitization, which was subsequently increased to $350,000 (as amended, “2010 Debt Securitization”). The notes (“2010 Notes”) offered in the 2010 Debt Securitization were issued by the 2010 Issuer, a subsidiary of Holdings. Through October 19, 2016, the 2010 Debt Securitization consisted of  $203,000 of Aaa/AAA Class A 2010 Notes that bore interest at a rate of three-month LIBOR plus 1.74%, $12,000 of Class B 2010 Notes that bore interest at a rate of three-month LIBOR plus 2.40% and $135,000 of Subordinated 2010 Notes that do not bear interest.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

On June 25, 2015, the Company and the 2010 Issuer amended the 2010 Debt Securitization to, among other things, (a) extend the reinvestment period two years to July 20, 2017, (b) make certain modifications for purposes of compliance with the loan securitization exclusion of the Volcker Rule and (c) modify the computation of the weighted average life test which relates to the loans securing the 2010 Notes. On October 20, 2016, the Company and the 2010 Issuer further amended the 2010 Debt Securitization to, among other things, (a) refinance the issued Class A 2010 Notes by redeeming in full the Class A 2010 Notes and issuing new Class A-Refi 2010 Notes in an aggregate principal amount of  $205,000 that bear interest at a rate of three-month LIBOR plus 1.90%, (b) refinance the Class B Notes by redeeming in full the Class B 2010 Notes and issuing new Class B-Refi 2010 Notes in an aggregate principal amount of $10,000 that bear interest at a rate of three-month LIBOR plus 2.40%, and (c) extend the reinvestment period applicable to the 2010 Issuer to July 20, 2018. Following the refinancing, Holdings retained the Class B-Refi 2010 Notes. The Class A-Refi 2010 Notes and Class B-Refi 2010 Notes are secured by the assets held by the 2010 Issuer.
The Class A-Refi 2010 Notes are included in the September 30, 2017 consolidated statement of financial condition as debt of the Company and the Class B-Refi 2010 Notes were eliminated in consolidation. The Class A and Class B 2010 Notes are included in the September 30, 2016 consolidated statement of financial condition as debt of the Company. As of September 30, 2017 and September 30, 2016, the Subordinated 2010 Notes were eliminated in consolidation.
Through July 20, 2018, all principal collections received on the underlying collateral may be used by the 2010 Issuer to purchase new collateral under the direction of the Investment Adviser in its capacity as collateral manager of the 2010 Issuer and in accordance with the Company’s investment strategy, allowing the Company to maintain the leverage in the 2010 Debt Securitization. The 2010 Notes are scheduled to mature on July 20, 2023.
As of September 30, 2017 and 2016, there were 81 and 77 portfolio companies with a total fair value of $345,750 and $319,288, respectively, securing the 2010 Notes. The pool of loans in the 2010 Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
The interest charged under the 2010 Debt Securitization is based on three-month LIBOR, which as of September 30, 2017 was 1.3%. For the years ended September 30, 2017, 2016 and 2015, the components of interest expense, cash paid for interest, average interest rates and average outstanding balances for the 2010 Debt Securitization were as follows:
	For the years ended September 30,
	2017	2016	2015
Stated interest expense	$6,156	$5,078	$4,439
Amortization of debt issuance costs	256	390	931
Total interest and other debt financing expenses	$6,412	$5,468	$5,370
Cash paid for interest expense	$5,901	$4,900	$4,404
Average stated interest rate	3.0%	2.4%	2.1%
Average outstanding balance	$205,520	$215,000	$215,000

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

As of September 30, 2017, the amounts, ratings and interest rates (expressed as a spread to three-month LIBOR) of the Class A-Refi 2010 Notes are as follows:
Description	Class A-Refi 2010 Notes
Type	Senior Secured Floating Rate
Amount Outstanding	$205,000
Moody’s Rating	“Aaa”
S&P Rating	“AAA”
Interest Rate	LIBOR + 1.90%
On June 5, 2014, the Company completed a $402,569 term debt securitization (“2014 Debt Securitization”). The notes (“2014 Notes”) offered in the 2014 Debt Securitization were issued by the 2014 Issuer and are secured by a diversifed portfolio of senior secured and second lien loans held by the 2014 Issuer. The 2014 Debt Securitization consists of  $191,000 of Aaa/AAA Class A-1 2014 Notes, $20,000 of Aaa/AAA Class A-2 2014 Notes and $35,000 of Aa2/AA Class B 2014 Notes. In partial consideration for the loans transferred to the 2014 Issuer as part of the 2014 Debt Securitization, the Company received $37,500 of Class C 2014 Notes and $119,069 of LLC equity interests in the 2014 Issuer. The Company retained all of the Class C 2014 Notes and LLC equity interests totaling $37,500 and $119,069, respectively. The Class A-1, Class A-2 and Class B 2014 Notes are included in the September 30, 2017 and 2016 consolidated statements of financial condition as debt of the Company. As of September 30, 2017 and 2016, the Class C 2014 Notes and LLC equity interests were eliminated in consolidation.
Through April 28, 2018, all principal collections received on the underlying collateral may be used by the 2014 Issuer to purchase new collateral under the direction of the Investment Adviser in its capacity as collateral manager of the 2014 Issuer and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the 2014 Debt Securitization. The 2014 Notes are scheduled to mature on April 25, 2026.
As of September 30, 2017 and 2016, there were 85 and 79 portfolio companies with a total fair value of $382,957 and $391,752, respectively, securing the 2014 Notes. The pool of loans in the 2014 Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.
The interest charged under the 2014 Debt Securitization is based on three-month LIBOR, which as of September 30, 2017 was 1.3%. For the years ended September 30, 2017, 2016 and 2015, the components of interest expense, cash paid for interest, annualized average interest rates and average outstanding balances for the 2014 Debt Securitization were as follows:
	For the years ended September 30,
	2017	2016	2015
Stated interest expense	$7,311	$6,029	$5,213
Amortization of debt issuance costs	639	641	638
Total interest and other debt financing expenses	$7,950	$6,670	$5,851
Cash paid for interest expense	$7,032	$5,786	$5,906
Average stated interest rate	3.0%	2.5%	2.1
Average outstanding balance	$246,000	$246,000	$246,000

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

As of September 30, 2017 the classes, amounts, ratings and interest rates (expressed as a spread to three-month LIBOR) of the Class A-1, A-2 and B 2014 Notes are as follows:
Description	Class A-1 2014 Notes	Class A-2 2014 Notes	Class B 2014 Notes
Type	Senior Secured Floating Rate	Senior Secured Floating Rate	Senior Secured Floating Rate
Amount Outstanding	$191,000	$20,000	$35,000
Moody’s Rating	“Aaa”	“Aaa”	“Aa2”
S&P Rating	“AAA”	“AAA”	“AA”
Interest Rate	LIBOR + 1.75%	LIBOR + 1.95%	LIBOR + 2.50%
The Investment Adviser serves as collateral manager to the 2010 Issuer and the 2014 Issuer under separate collateral management agreements and receives a fee for providing these services. The total fees payable by the Company under its Investment Advisory Agreement are reduced by an amount equal to the total aggregate fees that are paid to the Investment Adviser by the 2010 Issuer and the 2014 Issuer for rendering such collateral management services. are paid to the Investment Adviser by the 2010 Issuer and the 2014 Issuer for rendering such collateral management services.
As part of each of the 2010 Debt Securitization and the 2014 Debt Securitization, GBDC entered into master loan sale agreements under which GBDC agreed to directly or indirectly sell or contribute certain senior secured and second lien loans (or participation interests therein) to the 2010 Issuer and the 2014 Issuer, as applicable, and to purchase or otherwise acquire the Subordinated 2010 Notes and the LLC equity interests in the 2014 Issuer, as applicable. The 2010 Notes (other than the 2010 Subordinated Notes) and the 2014 Notes are the secured obligations of the 2010 Issuer and 2014 Issuer, respectively, and indentures governing each of the 2010 Notes and the 2014 Notes include customary covenants and events of default.
SBA Debentures:   On August 24, 2010, SBIC IV received approval for a license from the SBA to operate as an SBIC. On December 5, 2012, SBIC V received a license from the SBA to operate as an SBIC. On January 10, 2017, SBIC VI received a license from the SBA to operate as an SBIC. SBICs are subject to a variety of regulations and oversight by the SBA concerning the size and nature of the companies in which they may invest as well as the structures of those investments.
The licenses allow the SBICs to obtain leverage by issuing SBA-guaranteed debentures, subject to issuance of a capital commitment by the SBA and customary procedures. These debentures are non-recourse to GBDC, have interest payable semiannually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.
Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $350,000 and the maximum amount that a single SBIC licensee may issue is $150,000. As of September 30, 2017, SBIC IV, SBIC V and SBIC VI had $125,000, $133,000 and $9,000, respectively, of outstanding SBA-guaranteed debentures respectively, that mature between September 2021 and September 2027, leaving incremental borrowing capacity of  $17,000 and $41,000 for SBIC V and SBIC VI, respectively, under present SBIC regulations. As of September 30, 2016, SBIC IV and SBIC V had $150,000 and $127,000 of outstanding SBA-guaranteed debentures, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

The interest rate on $267,000 of outstanding debentures as of September 30, 2017 is fixed at an average annualized interest rate of 3.4%. For the years ended September 30, 2017, 2016 and 2015, the components of interest expense, cash paid for interest, average interest rates and average outstanding balances for the SBA debentures were as follows:
	For the years ended September 30,
	2017	2016	2015
Stated interest expense	$9,782	$8,554	$7,749
Amortization of debt issuance costs	1,357	1,815	1,954
Total interest and other debt financing expenses	$11,139	$10,369	$9,703
Cash paid for interest expense	$9,777	$8,475	$7,722
Average stated interest rate	3.5%	3.6%	3.6%
Average outstanding balance	$282,674	$239,432	$213,516
Revolving Credit Facility:   On July 21, 2011, Funding entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo Securities, N.A., as administrative agent and lender, which as of September 30, 2017, allowed Funding to borrow up to $225,000 at any one time outstanding, subject to leverage and borrowing base restrictions.
Through a series of amendments during the year ended September 30, 2017, most recently on September 28, 2017, the Company and Funding amended the Credit Facility to, among other thing, extend the expiration of the reinvestment period to September 27, 2018, during which period Funding, subject to certain conditions, may make borrowing under the facility, and extend the stated maturity date from September 28, 2020 to September 28, 2022.
The Credit Facility bears interest at one-month LIBOR plus 2.25% per annum. In addition to the stated interest rate on the Credit Facility, the Company is required to pay a non-usage fee at a rate between 0.50% and 2.00% per annum depending on the size of the unused portion of the Credit Facility.
The Credit Facility is collateralized by all of the assets held by Funding, and GBDC has pledged its interests in Funding as collateral to Wells Fargo Bank, N.A., as the collateral agent, under an ancillary agreement to secure the obligations of GBDC as the transferor and servicer under the Credit Facility. Both GBDC and Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Credit Facility is subject to the leverage restrictions contained in the 1940 Act.
The Company has transferred certain loans and debt securities it has originated or acquired from time to time to Funding through a purchase and sale agreement and may cause Funding to originate or acquire loans in the future, consistent with the Company’s investment objectives.
As of September 30, 2017 and 2016, the Company had outstanding debt under the Credit Facility of $63,100 and $126,700, respectively. For the years ended September 30, 2017 and 2016, the Company had borrowings on the Credit Facility of  $530,000 and $379,150, respectively, and repayments on the Credit Facility of  $593,600 and $379,700, respectively. For the years ended September 30, 2017, 2016 and 2015, the components of interest expense, cash paid for interest and facility fees, average interest rates and average outstanding balances for the Credit Facility were as follows:

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

	For the years ended September 30,
	2017	2016	2015
Stated interest expense	$4,445	$3,403	$1,934
Facility fees	539	460	616
Amortization of debt issuance costs	1,037	1,304	789
Total interest and other debt financing expenses	$6,021	$5,167	$3,339
Cash paid for interest expense and facility fees	$4,952	$3,856	$2,393
Average stated interest rate	3.2%	2.7%	2.5%
Average outstanding balance	$138,786	$125,908	$78,051
Revolvers:   On November 22, 2013, Revolver Funding entered into a $15,000 revolving line of credit (as amended, the “Revolver”), which could have been increased up to $30,000, with The PrivateBank and Trust Company. On October 21, 2015, the Company and Revolver Funding terminated the Revolver. There were no borrowings outstanding on the Revolver at the time of termination, and Revolver Funding was released of all obligations under the Revolver and all liens on the assets held by Revolver Funding collateralizing the Revolver were released.
The Revolver was collateralized by all of the assets held by Revolver Funding. Both GBDC and Revolver Funding made customary representations and warranties and were required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Revolver was subject to the leverage restrictions contained in the 1940 Act. In addition, the Company paid a fee of 0.25% per annum on any unused portion of the Revolver.
The revolver was not in existence for the year ended September 30, 2017. For the three months ended June 30, 2016, the revolver was not in existence and the Company did not incur any expense. For both the years ended September 30, 2016 and 2015, the weighted average outstanding balance was $0. For the years ended September 30, 2016 and 2015, Cash paid for facility fees was $2 and $38, respectively and total interest expense of  $36 and $232 included $2 and $38 of facility fees and $34 and $194 of amortization of deferred debt issuance costs, respectively.
On June 22, 2016, the Company entered into the Adviser Revolver with the Investment Adviser, with a maximum credit limit of  $20,000 and expiration date of June 22, 2019. The Adviser Revolver bears an interest rate equal to the short-term Applicable Federal Rate, which was 1.3% as of September 30, 2017. For the year ended September 30, 2017, the Company had no borrowings and repayments, did not incur any interest expense and no cash was paid for interest on the Adviser Revolver. For the year ended September 30, 2016, the annualized average stated interest rate was 0.7% on average outstanding borrowings of  $26, interest expense was an amount less than $1 and cash paid for interest was an amount less than $1. For the year ended September 30, 2016, the Company had borrowings on the Adviser Revolver of  $9,500 and repayments on the Adviser Revolver of  $9,500.
The average total debt outstanding (including the debt under the 2010 Debt Securitization, the 2014 Debt Securitization, SBA debentures, Credit Facility, Revolver and Adviser Revolver) for the years ended September 30, 2017, 2016 and 2015 was $872,980, $826,366 and $752,567, respectively.
For the years ended September 30, 2017, 2016 and 2015, the effective average annual interest rate, which includes amortization of debt financing costs and non-usage facility fees, on the Company’s total debt outstanding (excluding secured borrowings) was 3.6%, 3.4% and 3.3%, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings – (continued)

A summary of the Company’s maturity requirements for borrowings as of September 30, 2017 is as follows:
	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
2010 Debt Securitization	$205,000	$—	$—	$—	$205,000
2014 Debt Securitization	246,000	—	—	—	246,000
SBA debentures	267,000	—	—	103,500	163,500
Credit Facility	63,100	—	—	63,100	—
Adviser Revolver	—	—	—	—	—
Total borrowings	$781,100	$—	$—	$166,600	$614,500

Secured Borrowings:   Certain partial loan sales do not qualify for sale accounting under ASC Topic 860 because these sales do not meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment on the consolidated statement of financial condition and the portion sold is recorded as a secured borrowing in the liabilities section of the consolidated statement of financial condition. For these partial loan sales, the interest earned on the entire loan balance is recorded within “interest income” and the interest earned by the buyer in the partial loan sale is recorded within “interest and other debt financing expenses” in the consolidated statement of operations.
As of September 30, 2017, there were no secured borrowings outstanding. As of September 30, 2016, the Company recognized secured borrowings at fair value of  $475 and the fair values of the loans that are associated with these secured borrowings was $2,305. These secured borrowings were the result of the Company’s completion of partial loan sales of one stop loans associated with a portfolio company that did not meet the definition of a “participating interest.” As a result, sale treatment was not allowed and the partial loan sales were treated as secured borrowings.
During the years ended September 30, 2017, 2016 and 2015, there were no partial loan sales and net fundings on revolving and delayed draw secured borrowings totaling $0, $155 and $0, respectively, and repayments on secured borrowings totaled $475, $35 and $34, respectively. For the years ended September 30, 2017, 2016 and 2015, the effective average interest rate on secured borrowings, which includes amortization of original issuance costs, was 3.4%, 4.2%, and 4.5%, respectively, interest expense was $9, $14, and $13, respectively, and amortization of original issue discount was $3, $0 and $2, respectively.
Note 7. Federal Income Tax Matters
The Company has elected to be treated and intends to be subject to tax as a RIC under Subchapter M of the Code. As a result, the Company must distribute substantially all of its net taxable income each tax year as dividends to its stockholders. Accordingly, no provision for federal income tax has been made in the financial statements.
Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts determined in accordance with GAAP and those differences could be material. These book-to-tax differences are either temporary or permanent in nature. Reclassifications due to permanent book-tax differences, including distributions representing a return of capital, have no impact on net assets.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 7. Federal Income Tax Matters – (continued)

The following differences were reclassified for tax purposes for the years ended September 30, 2017, 2016 and 2015:
	Years ended September 30,
	2017	2016	2015
Increase/(decrease) in Paid in Capital in Excess of Par	$38	$(341)	$(71)
Increase/(decrease) in Capital Distributions in Excess of and Undistributed Net Investment Income	(1,120)	4,083	(242)
Increase/(decrease) in Net Realized Gain (Loss) on Investments	1,082	(3,742)	313
Taxable income generally differs from net increase (decrease) in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes unrealized appreciation (depreciation) on investments as investment gains and losses are not included in taxable income until they are realized. Capital losses in excess of capital gains earned in a tax year may generally be carried forward and used to offset capital gains, subject to certain limitations. Capital losses incurred by the Company in tax years beginning after September 30, 2011 are not subject to expiration and retain their character as either short-term or long-term capital losses. As of September 30, 2017, the Company estimates that it will not have any capital loss carryforward available for use in subsequent tax years.
The following table reconciles net increase in net assets resulting from operations to taxable income for the years ended September 30, 2017, 2016 and 2015:
	Years ended September 30,
	2017	2016	2015
Net increase in net assets resulting from operations	$82,288	$69,204	$70,791
Net change in unrealized (appreciation) depreciation on investments	(3,337)	2,030	(2,438)
Net change in unrealized (appreciation) depreciation on secured borrowings	(3)	—	(2)
Other income not currently taxable	(7,509)	(6,129)	(1,244)
Expenses not currently deductible	2,911	1,665	—
Other income for tax but not book	9,346	5,774	2,797
Other deductions/losses for tax not book	(36)	(279)	(873)
Other realized gain/loss differences	(5,575)	1,275	1,994
Taxable income before deductions for distributions	$78,085	$73,540	$71,025

The tax character of distributions paid during the years ended September 30, 2017, 2016 and 2015 was as follows:
	Years ended September 30,
	2017	2016	2015
Ordinary Income	$85,304	$54,461	$58,152
Long-Term Capital Gains	1,139	12,418	4,817

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 7. Federal Income Tax Matters – (continued)

The tax basis components of distributable earnings/(accumulated losses) and reconciliation to accumulated earnings/(deficit) on a book basis for the years ended September 30, 2017, 2016 and 2015 were as follows:
	As of September 30,
	2017	2016	2015
Undistributed ordinary income – tax basis	$4,374	$14,792	$3,869
Undistributed realized gains – tax basis	2,958	1,993	6,182
Net unrealized appreciation (depreciation) on investments	18,532	10,416	13,433
Other temporary differences	(7,285)	(4,429)	(3,378)
Total accumulated earnings (deficit) – book basis	$18,579	$22,772	$20,106

For the tax year ended September 30, 2017, the Company estimates taxable income in excess of the distributions made from such taxable income during the tax year, and therefore, the Company has elected to carry forward the excess for distribution to stockholders in 2018. The amount carried forward to 2018 is estimated to be approximately $7,332, although this amount will not be finalized until the 2017 tax returns are filed in 2018.
As of September 30, 2017, the Federal tax cost of investments was $1,669,152 resulting in estimated gross unrealized gains and losses of  $42,422 and $26,559, respectively.
The differences between the components of distributable earnings on a tax basis and the amounts reflected in the consolidated statements of changes in net assets are primarily due to temporary book-tax differences that will reverse in a subsequent period.
Note 8. Commitments and Contingencies
Commitments:   The Company had outstanding commitments to fund investments totaling $60,497 and $81,417 under various undrawn revolvers and other credit facilities as of September 30, 2017 and 2016, respectively. As described in Note 4, the Company had commitments of up to $77,543 and $66,360 to SLF as of September 30, 2017 and 2016, respectively, that may be contributed primarily for the purpose of funding new investments approved by the SLF investment committee.
Indemnifications:   In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.
Off-balance sheet risk:   Off-balance sheet risk refers to an unrecorded potential liability that may result in a future obligation or loss, even though it does not appear on the consolidated statements of financial condition. The Company has entered and, in the future, may again enter into derivative instruments that contain elements of off-balance sheet market and credit risk. There were no commitments outstanding for derivative contracts as of September 30, 2017 and 2016. Derivative instruments can be affected by market conditions, such as interest rate volatility, which could impact the fair value of the derivative instruments. If market conditions move against the Company, it may not achieve the anticipated benefits of the derivative instruments and may realize a loss. The Company minimizes market risk through monitoring its investments and borrowings.
Concentration of credit and counterparty risk:   Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company has engaged and, in the future, may engage again in derivative transactions with counterparties. In the event that the

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 8. Commitments and Contingencies – (continued)

counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. The Company’s maximum loss that it could incur related to counterparty risk on its derivative instruments is the value of the collateral for that respective derivative instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
Legal proceedings:   In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company does not believe any disposition will have a material adverse effect on the Company’s consolidated financial statements.
Note 9. Financial Highlights
The financial highlights for the Company are as follows:
	Years ended September 30,
Per share data(1):	2017	2016	2015	2014	2013
Net asset value at beginning of period	$15.96	$15.80	$15.55	$15.21	$14.60
Net increase in net assets as a result of issuance of shares(2)	0.01	0.06	—	—	—
Net increase in net assets as a result of public offering	0.19	0.05	0.09	0.18	0.57
Costs related to public offering	—	—	—	—	(0.03)
Distributions declared:
From net investment income	(1.51)	(1.04)	(1.18)	(1.28)	(1.15)
From capital gains	(0.02)	(0.24)	(0.10)	—	—
From return of capital	—	—	—	—	(0.13)
Net investment income(3)	1.23(3)	1.25(3)	1.20	1.26	1.29
Net realized gain (loss) on investments	0.16	0.12	0.19	0.11	(0.04)
Net change in unrealized appreciation (depreciation) on investments	0.06	(0.04)	0.05	0.07	0.10
Net asset value at ending of period	$16.08	$15.96	$15.80	$15.55	$15.21
Per share market value at end of period	$18.82	$18.57	$15.98	$15.95	$17.32
Total return based on market value(4)	10.23%	25.36%	8.21%	(0.52)%	16.98%
Number of common shares outstanding	59,577,293	55,059,067	51,300,193	47,119,498	43,282,932

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 9. Financial Highlights – (continued)

	Years ended September 30,
Listed below are supplemental data and ratios to the financial highlights:	2017	2016	2015	2014	2013
Ratio of net investment income to average net assets	7.67%	7.88%	7.66%	8.12%	8.62%
Ratio of total expense to average net assets(5)	7.52%	7.58%	7.92%	7.61%	7.65%
Ratio of incentive fees to average net assets(5)	0.83%	0.88%	1.33%	1.46%	1.91%
Ratio of expenses (without incentive fees) to average net assets	6.69%	6.70%	6.59%	6.16%	5.73%
Total return based on average net asset value(6)	9.08%	8.39%	9.19%	9.39%	9.03%
Net assets at end of period	$957,946	$878,825	$810,870	$732,739	$658,236
Average debt outstanding	$872,980	$826,366	$752,567	$587,624	$378,843
Average debt outstanding per share	$14.65	$15.01	$14.67	$12.47	$8.75
Asset coverage ratio(7)	285.23%	248.78%	237.28%	249.12%	373.20%
Portfolio turnover	34.06%	33.73%	47.69%	46.50%	40.05%
Asset coverage ratio per unit(8)	$2,852	$2,488	$2,373	$2,491	$3,717
Average market value per unit:(9)
2010 Debt Securitization	N/A	N/A	N/A	N/A	N/A
2014 Debt Securitization	N/A	N/A	N/A	N/A	N/A
SBA Debentures	N/A	N/A	N/A	N/A	N/A
Credit Facility	N/A	N/A	N/A	N/A	N/A
Revolver	N/A	N/A	N/A	N/A	N/A
Adviser Revolver	N/A	N/A	N/A	N/A	N/A

(1)
Based on actual number of shares outstanding at the end of the corresponding period or the weighted average shares outstanding for the period, unless otherwise noted, as appropriate.

(2)
Net increase in net assets as a result of issuance of shares related to shares issued through the DRIP and private placement.

(3)
Net investment income per share for the year ended September 30, 2017 and 2016 is shown after a net expense of  $17 and $333, respectively, for U.S. federal excise tax.

(4)
Total return based on market value assumes distributions are reinvested in accordance with the DRIP. Total return does not include sales load.

(5)
During the year ended September 30, 2013, the Investment Adviser irrevocably waived $250 of incentive fees. Had the Investment Adviser not waived these fees, the annualized ratio of incentive fees to average net assets and the annualized ratio of total expenses to average net assets would have been 1.96% and 7.69%, respectively, for the year ended September 30, 2013.

(6)
Total return based on average net asset value is calculated as (a) the net increase in net assets resulting from operations divided (b) the daily average of total net assets. Total return does not include sales load.

(7)
In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowin (excluding the Company’s SBA debentures pursuant to exemptive relief received by the Company from the SEC). g

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 9. Financial Highlights – (continued)

(8)
Asset coverage ratio per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggreate amount of senior securities representing indebtedness. Asset coverage ratio per unit is expressed in terms of dollars amounts per $1,000 of indebtedness. These amounts exclude the SBA debentures pursuant to exemptive relief the Company received from the SEC on September 13, 2011.

(9)
Not applicable because such senior securities are not registered for public trading

Note 10. Earnings Per Share
The following information sets forth the computation of the net increase in net assets per share resulting from operations for the years ended September 30, 2017, 2016 and 2015:
	Years ended September 30,
	2017	2016	2015
Earnings available to stockholders	$82,288	$69,204	$70,791
Basic and diluted weighted average shares outstanding	56,913,064	51,948,378	49,017,777
Basic and diluted earnings per share	$1.45	$1.33	$1.44
Note 11. Common Stock Offerings
The following table summarizes the total shares issued and proceeds received in private placements and public offerings, net of underwriting discounts and offering costs, of the Company’s common stock for the years ended September 30, 2017, 2016 and 2015:
	Years ended September 30,
	2017	2016	2015
Shares issued	3,982,721	3,320,456	4,002,292
Offering price per share	Various	Various	17.42
Proceeds net of underwriting discounts and offering costs	$73,614	$58,260	$67,370
On April 10, 2015, GBDC priced a public offering of 3,500,000 shares of its common stock at a public offering price of  $17.42 per share. On May 7, 2015, GBDC sold an additional 502,292 shares of its common stock at a public offering price of  $17.42 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in April 2015.
On July 18, 2016, GBDC entered into a Securities Purchase Agreement between the Company and a third party institutional investor for the sale of 1,433,486 shares of Company’s common stock at a price per share of  $17.44 per share.
On August 15, 2016, GBDC priced a public offering of 1,750,000 shares of its common stock at a public offering price of  $18.35 per share. On September 19, 2016, GBDC sold an additional 136,970 shares of its common stock at a public offering price of  $18.35 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in August 2016.
On March 21, 2017, GBDC priced a public offering of 1,750,000 shares of its common stock at a public offering price of  $19.03 per share. On April 6, 2017, GBDC sold an additional 262,500 shares of its common stock at a public offering price of  $19.03 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in March 2017.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 11. Common Stock Offerings – (continued)

On June 6, 2017, GBDC priced a public offering of 1,750,000 shares of its common stock at a public offering price of  $19.30 per share. On July 5, 2017, GBDC sold an additional 220,221 shares of its common stock at a public offering price of  $19.30 per share pursuant to the underwriters’ partial exercise of the option to purchase additional shares granted in connection with the public offering in June 2017.
Note 12. Dividends and Distributions
The Company’s dividends and distributions are recorded on the ex-dividend date. The following table summarizes the Company’s dividend declarations and distributions during the years ended September 30, 2017, 2016 and 2015:
Date Declared	Record Date	Payment Date	Amount Per Share	Cash Distribution	DRIP Shares Issued	DRIP Shares Value
Fiscal Year ended September 30, 2015
11/17/2014	12/18/2014	12/29/2014	$0.32	$14,193	52,020	$885
02/03/2015	03/20/2015	03/27/2015	$0.32	$14,187	53,694	$908
05/11/2015	06/18/2015	06/29/2015	$0.32	$15,888	31,930	$505
08/04/2015	09/07/2015	09/29/2015	$0.32	$15,762	40,759	$641
Fiscal Year ended September 30, 2016
11/17/2015	12/11/2015	12/29/2015	$0.32	$15,149	79,594	$1,267
02/02/2016	03/07/2016	03/30/2016	$0.32	$14,287	131,434	$2,155
05/03/2016	06/06/2016	06/29/2016	$0.32	$14,558	112,104	$1,926
08/03/2016	09/05/2016	09/29/2016	$0.32	$15,515	115,286	$2,022
Fiscal Year ended September 30, 2017
11/14/2016	12/12/2016	12/29/2016	$0.57(1)	$28,239	177,970	$3,145
02/07/2017	03/07/2017	03/30/2017	$0.32	$15,509	116,386	$2,167
05/04/2017	06/06/2017	06/29/2017	$0.32	$16,186	119,251	$2,171
08/02/2017	09/06/2017	09/29/2017	$0.32	$16,847	121,898	$2,179

(1)
Includes a special distribution of  $0.25 per share.

Note 13. Subsequent Events
On November 17, 2017, the Board declared a quarterly distribution of  $0.32 per share and a special distribution of  $0.08 per share both of which are payable on December 28, 2017 to holders of record as of December 12, 2017.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 14. Selected Quarterly Financial Data (Unaudited)
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Total investment income	$34,950	$35,408	$33,557	$33,849
Net investment income	18,238	17,808	16,547(1)	16,953(1)
Net gain (loss) on investments and secured borrowings	4,215	2,303	4,193	2,031
Net increase in net assets resulting from operations	22,453	20,111	20,740	18,984
Earnings per share	0.38	0.35	0.38	0.34
Net asset value per common share at period end	$16.08	$16.01	$15.88	$15.74
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Total investment income	$34,503	$32,106	$30,762	$30,500
Net investment income	17,228	15,885	16,868(2)	14,999(2)
Net gain (loss) on investments and secured borrowings	(1,129)	2,404	(2,691)	5,640
Net increase in net assets resulting from operations	16,099	18,289	14,177	20,639
Earnings per share	0.30	0.35	0.28	0.40
Net asset value per common share at period end	$15.96	$15.88	$15.85	$15.89
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Total investment income	$33,552	$30,410	$28,461	$27,545
Net investment income	15,481	15,205	13,754	14,557
Net gain (loss) on investments and secured borrowings	3,989	3,083	4,107	615
Net increase in net assets resulting from operations	19,470	18,288	17,861	15,172
Earnings per share	0.38	0.36	0.38	0.32
Net asset value per common share at period end	$15.80	$15.74	$15.61	$15.55

(1)
Net investment income for the three months ended March 31, 2017 and December 31, 2016 is shown after a net expense of  $7 and $10, respectively, for U.S. federal excise tax.

(2)
Net investment income for the three months ended March 31, 2016 and December 31, 2015 is shown after a net expense of  $31 and $302, respectively, for U.S. federal excise tax.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 15. Summarized Financial Information for SLF (Unaudited)
Provided in the table below is a Statements of Financial Condition for SLF as of September 30, 2017 and 2016:
Senior Loan Fund LLC
Statements of Financial Condition
	September 30, 2017	September 30, 2016
Assets
Investments, at fair value	$300,930	$323,510
Cash and cash equivalents	823	651
Restricted cash and cash equivalents	3,966	6,086
Interest receivable	516	544
Receivable from investments sold	—	1,995
Total Assets	$306,235	$332,786
Liabilities
Senior credit facility	$197,700	$214,050
Less unamortized debt issuance costs	712	949
Senior credit facility less unamortized debt issuance costs	196,988	213,101
Subordinated notes, at fair value (proceeds of $0 and $88,344, respectively)	—	88,344
Interest payable	457	384
Accounts payable and accrued expenses	201	183
Total Liabilities	197,646	302,012
Members’ equity	108,589	30,774
Total Liabilities and Members’ equity	$306,235	$332,786

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 15. Summarized Financial Information for SLF (Unaudited) – (continued)

Provided in the table below is a Statements of Operations for SLF for the years ended September 30, 2017, 2016 and 2015:
Senior Loan Fund LLC
Statements of Operations
	Years ended September 30,
	2017	2016	2015
Investment income
Interest income	$21,455	$22,016	$10,906
Fee income	5	84	4
Total investment income	21,460	22,100	10,910
Expenses
Interest and other debt financing expenses	10,236	15,715	7,701
Administrative service fee	477	457	249
Professional fees	128	150	102
General and administrative expenses	3	1	1
Total expenses	10,844	16,323	8,053
Net investment income	10,616	5,777	2,857
Net gain (loss) on investments, subordinated notes and secured borrowings
Net realized gain (loss):
Non-controlled/non-affiliate company investments	(7,379)	(479)	9
Net realized gain (loss)	(7,379)	(479)	9
Net unrealized appreciation (depreciation):
Net change in unrealized appreciation (depreciation) on investments	4,647	(4,685)	(2,217)
Net change in unrealized appreciation (depreciation) on secured borrowings	—	—	11
Net change in unrealized appreciation (depreciation)	4,647	(4,685)	(2,206)
Net gain (loss) on investments, subordinated notes and secured borrowings	(2,732)	(5,164)	(2,197)
Net increase (decrease) in members’ equity	$7,884	$613	$660

$800,000,000
GOLUB CAPITAL BDC, INC.
Common Stock

Preferred Stock

Warrants

Subscription Rights

Debt Securities

GOLUB CAPITAL BDC, INC.

PART C
Other Information
Item 25. Financial Statements and Exhibits
(1) Financial Statements
The following financial statements of Golub Capital BDC, Inc. (the “Company” or the “Registrant”) are included in Part A of this Registration Statement.
GOLUB CAPITAL BDC, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Exhibits
(a)	Form of Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(b)	Form of Bylaws (Incorporated by reference to Exhibit (b)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(c)	Not applicable.
(d)(1)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(d)(2)	Form of Subscription Certificate.(1)
(d)(3)	Form of Indenture.(1)
(d)(4)	Form of Subscription Agent Agreement.(1)
(d)(5)	Form of Warrant Agreement.(1)
(d)(6)	Form of Certificate of Designations for Preferred Stock.(2)
(d)(7)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture.(2)
(e)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on May 5, 2011).
(f)	Not applicable.
(g)	Second Amended and Restated Investment Advisory Agreement, dated August 5, 2014, by and between the Registrant and GC Advisors LLC (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on August 7, 2014).
(h)(1)	Form of Underwriting Agreement for equity securities.(1)
(h)(2)	Form of Underwriting Agreement for debt securities.(1)
(i)	Not applicable.
(j)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-163279), filed on April 12, 2010).
(k)(1)	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(2)	Form of Administration Agreement between the Registrant and GC Service Company LLC (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(3)	Form of Trademark License Agreement between the Registrant and Golub Capital Management LLC (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(4)	Purchase Agreement, dated July 16, 2010, by and among the Registrant, Golub Capital BDC 2010-1 Holdings LLC, Golub Capital BDC 2010-1 LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(5)	Master Loan Sale Agreement, dated July 16, 2010, by and between the Registrant, Golub Capital BDC 2010-1 LLC and Golub Capital BDC 2010-1 Holdings LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).

(k)(6)	Indenture, dated July 16, 2010, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank, National Association (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(7)	Collateral Management Agreement, dated July 16, 2010, by and between Golub Capital BDC 2010-1 LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(8)	Purchase and Sale Agreement, dated July 21, 2011, by and between the Registrant and Golub Capital BDC Funding LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 21, 2011).
(k)(9)	Supplemental Indenture No. 1, dated as of February 15, 2013, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on February 19, 2013).
(k)(10)	Senior Loan Fund LLC Limited Liability Company Agreement dated May 31, 2013, by and between the Registrant and United Insurance Company of America (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 7, 2013).
(k)(11)	Purchase Agreement, dated June 5, 2014, by and among the Registrant, Golub Capital BDC CLO 2014 LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(12)	Loan Sale Agreement, dated June 5, 2014, by and between the Registrant and Golub Capital BDC CLO 2014 LLC (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(13)	Indenture, dated June 5, 2014, by and between Golub Capital BDC CLO 2014 LLC and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(14)	Collateral Management Agreement, dated June 5, 2014, by and between Golub Capital BDC CLO 2014 LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(15)	First Amendment to Senior Loan Fund LLC Limited Liability Company Agreement, dated July 31, 2014, by and between the Registrant and RGA Insurance Company (Incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 18, 2014).
(k)(16)	Amended and Restated Loan and Servicing Agreement, dated as of December 18, 2014, by and among Golub Capital BDC Funding LLC, as the borrower; the Registrant, as transferor and servicer; Wells Fargo Securities, LLC, as the administrative agent; the lenders from time to time party thereto; the lender agents from time to time party thereto; Wells Fargo Bank, N.A., as the swingline lender, and Wells Fargo Bank, N.A., as the collateral agent, the account bank and the collateral custodian (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on January 2, 2015).
(k)(17)	Supplemental Indenture No. 2, dated as of June 25, 2015, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 26, 2015).
(k)(18)	First Amendment to Amended and Restated Loan and Servicing Agreement, dated as of July 30, 2015, by and among Golub Capital BDC Funding LLC, as the borrower; the Registrant, as the transferor and servicer; certain institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian, and Wells Fargo Securities, LLC, as the administrative agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on August 4, 2015).

(k)(19)	Credit Facility Termination Agreement, dated as of October 21, 2015, by and among Golub Capital BDC Revolver Funding LLC as the borrower, the Registrant, as the servicer, U.S. Bank National Association, as collateral custodian, and The PrivateBank and Trust Company, as the lender and administrative agent. (Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 17, 2015).
(k)(20)	Second Amendment to Amended and Restated Loan and Servicing Agreement, dated as of March 1, 2016, by and among Golub Capital BDC Funding LLC, as the borrower; Golub Capital BDC, Inc., as the transferor and servicer; certain institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian, and Wells Fargo Securities, LLC, as the administrative agent. (Incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on May 5, 2016).
(k)(21)	Unsecured revolving loan agreement, dated as of June 22, 2016, by Golub Capital BDC, Inc., as the borrower, and GC Advisors LLC, as the lender. (Incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on August 3, 2016).
(k)(22)	Supplemental Indenture No. 3, dated as of October 20, 2016, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on October 20, 2016).
(k)(23)	Joiner Supplement, dated as of May 2, 2017, by and among Golub Capital BDC Funding LLC, as the borrower; the lender identified therein, and Wells Fargo Securities, LLC, as the administrative agent. (Incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on August 7, 2017).
(k)(24)	Third Amendment to Amended and Restated Loan and Servicing Agreement, dated as of July 28, 2017, by and among Golub Capital BDC Funding LLC, as the borrower; Golub Capital BDC, Inc., as the transferor and servicer; the institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, collateral agent, account bank, collateral custodian, and administrative agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 28, 2017).
(k)(25)	Fourth Amendment to Amended and Restated Loan and Servicing Agreement, dated as of September 28, 2017, by and among Golub Capital BDC Funding LLC, as the borrower; Golub Capital BDC, Inc., as the transferor and servicer; the institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, collateral agent, account bank, collateral custodian, and administrative agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on September 28, 2017).
(k)(26)	Fifth Amendment to Amended and Restated Loan and Servicing Agreement, dated as of November 22, 2017, by and among Golub Capital BDC Funding LLC, as the borrower; Golub Capital BDC, Inc., as the transferor and servicer; the institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, collateral agent, account bank, collateral custodian, and administrative agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 24, 2017).
(k)(27)	Sixth Amendment to Amended and Restated Loan and Servicing Agreement, dated as of December 14, 2017, by and among Golub Capital BDC Funding LLC, as the borrower; Golub Capital BDC, Inc., as the transferor and servicer; the institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, collateral agent, account bank, collateral custodian, and administrative agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on December 18, 2017).
(k)(28)	Supplemental Indenture No. 1, dated as of March 23, 2018, to the Indenture dated as of June 5, 2014 by and between Golub Capital BDC CLO 2014 LLC, as Issuer, and Wells Fargo Bank, National Association, as Trustee.
(l)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(4)
(m)	Not applicable.

(n)(1)	Consent of Ernst & Young LLP.
(n)(2)	Consent of RSM US LLP.
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant and GC Advisors (Incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-K (File No. 814-00794), filed on November 20, 2017).
(r)(2)	Code of Ethics of GC Advisors (Incorporated by reference to Exhibit 14.2 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 20, 2017).
(s)(1)	Form of Prospectus Supplement for Common Stock Offerings.(2)
(s)(2)	Form of Prospectus Supplement for Preferred Stock Offerings.(2)
(s)(3)	Form of Prospectus Supplement for Debt Offerings.(3)
(s)(4)	Form of Prospectus Supplement for Rights Offerings.(2)
(s)(5)	Form of Prospectus Supplement for Warrant Offerings.(2)
(s)(6)	Form of Prospectus Supplement for Convertible Debt Offerings.(3)

(1)
Previously filed as part of the Registrant’s Registration Statement on Form N-2 (File No. 333-174756) filed on June 7, 2011 and incorporated herein by reference.

(2)
Previously filed as part of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756) filed on August 26, 2011 and incorporated herein by reference.

(3)
Previously filed as part of the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-193308) filed on December 11, 2014 and incorporated herein by reference.

(4)
Previously filed as part of the Registrant’s Registration Statement on Form N-2 (File No. 333-215285) filed on December 23, 2016 and incorporated herein by reference.

Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.
Item 27. Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses to be incurred by the Registrant in connection with the offering described in this Registration Statement:
Securities and Exchange Commission registration fee	$92,720
FINRA filing fee	120,500
Listing fees	100,000(1)
Printing expenses	200,000(1)
Legal fees and expenses	600,000(1)
Accounting fees and expenses	400,000(1)
Miscellaneous	50,000(1)
Total	$1,568,220(1)

(1)
These amounts are estimates.

All of the expenses set forth above shall be borne by us.

Item 28. Persons Controlled by or Under Common Control
The Registrant directly or indirectly owns 100% of the limited liability company interests of Golub Capital BDC 2010-1 Holdings LLC, a Delaware limited liability company, Golub Capital BDC 2010-1 LLC, a Delaware limited liability company, Golub Capital BDC Funding LLC, a Delaware limited liability company, GC SBIC IV-GP, LLC, a Delaware limited liability company, Golub Capital BDC Holdings LLC, a Delaware limited liability company, GC SBIC V-GP, LLC, a Delaware limited liability company, and Golub Capital BDC CLO 2014 LLC, a Delaware limited liability company, GC SBIC VI-GP, LLC, a Delaware limited liability company, and 100% of the interests of GC SBIC IV-GP, Inc., a Delaware corporation, GC SBIC IV, L.P., a Delaware limited partnership, GC SBIC V, L.P., a Delaware limited partnership, and GC SBIC VI, L.P., a Delaware limited partnership, all of which are included in the Registrant’s consolidated financial statements as of December 31, 2017.
Item 29. Number of Holders of Securities
The following table sets forth the approximate number of record holders of the Registrant’s common stock as of April 25, 2018.
Title of Class	Number of Record Holders
Common Stock, $0.001 par value	380
Item 30. Indemnification
As permitted by Section 102 of the DGCL the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.
The Registrant’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.
Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors LLC, or the Adviser, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.
The Administration Agreement, as assigned, provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Golub Capital LLC, or the Administrator, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.
Each Underwriting Agreement provides that each underwriter severally agrees to indemnify, defend and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act, or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such underwriter furnished in writing by or on behalf of such underwriter through the managing underwriter to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the Prospectus contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such Prospectus or necessary to make such information not misleading.
Each Equity Distribution Agreement provides that the sales agent agrees to indemnify, defend and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning the sales agent furnished in writing by or on behalf of the sales agent to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the Prospectus contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such Prospectus or necessary to make such information not misleading.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Adviser.
A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-70448), and is incorporated herein by reference.
Item 32. Location of Accounts and Records.
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
(1)
the Registrant, Golub Capital BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103;

(2)
the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219;

(3)
the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and

(4)
the Adviser, GC Advisors LLC, 666 Fifth Avenue, 18th Floor, New York, NY 10103.

Item 33. Management Services
Not Applicable.
Item 34. Undertakings
The Registrant hereby undertakes:
(1)
To suspend the offering of shares until the prospectus is amended if  (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)
Not applicable.

(3)
In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;
(4)	(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)
that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)
the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	(a)	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, in the State of New York, on this 27th day of April 2018.
GOLUB CAPITAL BDC, INC.
By:
/s/ David B. Golub

Name: David B. Golub
Title:   Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ David B. Golub David B. Golub	Chief Executive Officer and Director (Principal Executive Officer)	April 27, 2018
/s/ Ross A. Teune Ross A. Teune	Chief Financial Officer (Principal Financial and Accounting Officer)	April 27, 2018
* Lawrence E. Golub	Chairman of the Board of Directors	April 27, 2018
* John T. Baily	Director	April 27, 2018
* Kenneth F. Bernstein	Director	April 27, 2018
* Anita R. Rosenberg	Director	April 27, 2018
* William M. Webster IV	Director	April 27, 2018
*By:
/s/ David B. Golub

Title: Attorney-in-fact
Name: David B. Golub